As confidentially submitted to the Securities and Exchange Commission on January 30, 2026.
This Draft Registration Statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.
Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Confidential Draft Submission
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CARTESIAN GROWTH CORPORATION III*
(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)
For Co-Registrants, see “Table of Co-Registrants” on the following page.
Cartesian Growth Corporation III
505 Fifth Avenue, 15th Floor
New York, New York 10017
Tel: (212) 461-6363
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Peter Yu, Chief Executive Officer
Cartesian Growth Corporation III
505 Fifth Avenue, 15th Floor
New York, New York 10017
Tel: (212) 461-6363
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Alan I. Annex, Esq. Thomas R. Martin, Esq. Greenberg Traurig, LLP One Vanderbilt Avenue New York, NY 10017 Tel: (305) 579-0576	Jocelyn M. Arel, Esq. Jeffrey A. Letalien, Esq. Goodwin Procter LLP 620 Eighth Avenue New York, New York 10018 Tel: (212) 813-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
☐ Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐ Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
The Registrant and Co-Registrant hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant and Co-Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*
Prior to the consummation of the Business Combination described herein, the Registrant intends to effect a deregistration under Part Twelve of the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. All securities being registered will be issued by Cartesian Growth Corporation III (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the Domestication, which will be renamed “Factorial Holdings, Inc.”

TABLE OF CO-REGISTRANTS
Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Factorial Inc.	Delaware	3690	84-2520648

(1)
The Co-Registrant has the following principal executive office:

Factorial Inc.
805 Middlesex Turnpike
Billerica, MA 01821
Telephone: (617) 315-9733
(2)
The agent for service for the Co-Registrant is:

Siyu Huang
805 Middlesex Turnpike
Billerica, MA 01821
Telephone: (617) 315-9733

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION DATED January 30, 2026
PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS OF
CARTESIAN GROWTH CORPORATION III
(A CAYMAN ISLANDS EXEMPTED COMPANY)
AND
PROSPECTUS FOR
UP TO [•] SHARES OF COMMON STOCK OF CARTESIAN GROWTH CORPORATION III
(WHICH WILL BE RENAMED “FACTORIAL HOLDINGS, INC.” FOLLOWING DOMESTICATION IN THE STATE OF DELAWARE AND IN CONNECTION WITH THE BUSINESS COMBINATION DESCRIBED HEREIN)
On December 16, 2025, the board of directors (“CGC Board”) of Cartesian Growth Corporation III, a Cayman Islands exempted company (“CGC,” “we,” “us” or “our”), approved the Business Combination Agreement, dated December 17, 2025, by and among CGC, Fenway MS, Inc., a Delaware corporation and wholly-owned subsidiary of CGC (“Merger Sub”), and Factorial Inc., a Delaware corporation (“Factorial”) (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which the following will occur: (1) the domestication of CGC as a Delaware corporation, in which CGC will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with CGC’s amended and restated memorandum and articles of association (the “CGC Articles”), Section 388 of the Delaware General Corporation Law (the “DGCL”) and Part XII of the Cayman Islands Companies Act (As Revised) (the “Cayman Companies Act”) (the “Domestication”); (2) the merger of Merger Sub with and into Factorial, with Factorial surviving the merger as a wholly-owned subsidiary of CGC (the “Merger”), in accordance with the Business Combination Agreement and DGCL; and (3) the other transactions contemplated by the Business Combination Agreement and documents related thereto (such transactions, together with the Domestication and the Merger, the “Business Combination”), all as described in more detail in the accompanying proxy statement/prospectus. In connection with the consummation of the Business Combination (the “Closing” and the date of the Closing, the “Closing Date”), CGC will be renamed Factorial Holdings, Inc. (“PubCo”). References herein to PubCo denote CGC following the Business Combination. A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.
The Domestication is intended to occur on the date that is one business day prior to the Closing Date. In connection with the Domestication, immediately prior to the Domestication, (1) CGC will effect the redemption of the Class A ordinary shares of CGC, par value $0.0001 per share (the “CGC Class A Shares”), initially issued in CGC’s initial public offering (“IPO”) (the “Public Shares” and the holders of Public Shares, the “Public Shareholders”) that are validly submitted for redemption and not withdrawn, and (2) each holder of issued and outstanding Class B ordinary share of CGC, par value $0.0001 per share (the “CGC Class B Shares” or the “Founder Shares,” and together with the CGC Class A Shares, the “CGC Ordinary Shares”), will irrevocably and unconditionally elect to convert, on a one-for-one basis, each CGC Class B Share held by it into one CGC Class A Share (the “Class B Share Conversion”). At the effective time of the Domestication (the “Domestication Effective Time”), each outstanding CGC Class A Share (excluding Public Shares validly submitted for redemption, but including CGC Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of Series A common stock, par value $0.00001 per share, of PubCo (the “PubCo Series A Common Stock”).
On the day of the Closing, the Merger will occur. In accordance with the terms and subject to the conditions set forth in the Business Combination Agreement, at the effective time of the Merger (the “Merger Effective Time”), each share of Factorial’s capital stock that is issued and outstanding as of immediately prior to the Merger Effective Time (excluding treasury shares, dissenting shares and shares held by the Factorial Founders) will automatically be canceled and converted into the right to receive a corresponding number of shares of PubCo Series A Common Stock equal to the Consideration Ratio (as defined below) and each share of Factorial’s capital stock that is issued and outstanding as of immediately prior to the Merger Effective Time held by the Factorial Founders will automatically be canceled and converted into the right to receive a corresponding number of shares of Series B common stock, par value $0.00001 per share, of PubCo (the “PubCo Series B Common Stock,” and together with the PubCo Series A Common

Stock, the “PubCo Common Stock”) equal to the Consideration Ratio. Additionally, at the Merger Effective Time,
•
each outstanding and unexercised option to purchase shares of Factorial Common Stock (as defined below) (each, a “Factorial Option”) will become an option of PubCo (each, a “PubCo Option”) containing the same terms, conditions, vesting and other provisions as are currently applicable to such Factorial Options, provided that each PubCo Option will be exercisable for the number of shares of PubCo Series A Common Stock equal to the Consideration Ratio multiplied by the number of shares of Factorial common stock subject to the Factorial Option as of immediately prior to the Merger Effective Time, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the Factorial Option divided by the Consideration Ratio, rounded up to the nearest whole cent;

•
each restricted stock unit award (each, a “Factorial RSU”) that is outstanding with respect to shares of Factorial Common Stock will be cancelled in exchange for a restricted stock unit award of PubCo under the PubCo Incentive Plan (each, a “PubCo RSU”) containing the same terms, conditions, vesting and other provisions as are currently applicable to such Factorial RSU, provided that each PubCo RSU will be eligible, upon vesting, to be settled in a number of shares of PubCo Series A Common Stock equal to the Consideration Ratio multiplied by the number of shares of Factorial common stock subject to the Factorial RSU as of immediately prior to the Merger Effective Time, rounded down to the nearest whole share;

•
all convertible debt securities of Factorial will be converted into Factorial Common Stock pursuant to their respective terms;

•
each issued and outstanding share of preferred stock of Factorial (“Factorial Preferred Stock”) will be converted into and become a number of shares of Factorial Common Stock in accordance with the terms of Section 5.1 of Factorial’s Fourth Amended and Restated Certificate of Incorporation, dated as of December 15, 2021 (the “Factorial Certificate of Incorporation”); and

•
each issued and outstanding warrant of Factorial (each, a “Factorial Warrant”) will be converted into and become a number of shares of Factorial Common Stock in accordance with the terms of the corresponding warrant agreement.

The “Aggregate Merger Consideration” to be issued to the holders of Factorial’s capital stock (the “Factorial Stockholders”) in connection with the Merger will be determined by dividing (a) $1,100,000,000 (the “Equity Value”) by (b) the per share price at which each Public Share may be redeemed in connection with the Business Combination (the “Redemption Price”). The “Consideration Ratio” is the number of shares of PubCo Common Stock issuable in exchange for each share of issuable or issued and outstanding Factorial capital stock upon the Merger, and is equal to the quotient obtained by dividing (x) the Aggregate Merger Consideration by (y) the Aggregate Fully Diluted Factorial Shares. The “Aggregate Fully Diluted Factorial Shares” means the sum, without duplication of (a) the aggregate number of shares of common stock of Factorial (“Factorial Common Stock”) plus (b) the aggregate number of shares of Factorial Common Stock that are issuable upon, or subject to, the exercise or settlement of vested Factorial Options and vested Factorial RSUs (collectively, the “Vested Factorial Equity Awards”), in each case, that are outstanding immediately prior to the Merger Effective Time, plus (c) the aggregate number of shares of Factorial Preferred Stock (on an as-converted to Factorial Common Stock basis) that are issued and outstanding immediately prior to the Merger Effective Time; plus (d) the aggregate number of shares of Factorial Common Stock that are issuable upon, or subject to, the conversion of all convertible debt instruments of Factorial that are outstanding immediately prior to the Merger Effective Time, plus (e) the aggregate number of shares of Factorial Common Stock that are issuable upon, or subject to, the conversion of Factorial Warrants that are outstanding immediately prior to the Merger Effective Time.
Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) the PubCo Series A Common Stock to be issued in connection with the Business Combination Agreement, including the Aggregate Merger Consideration and the PIPE Shares (as defined below), having been approved for listing on the Nasdaq Capital Market (“Nasdaq”), subject to official notice of issuance; (ii) this registration statement having been declared effective by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of this registration statement being in effect, and no proceedings for purposes of suspending the effectiveness of this registration statement having been initiated or threatened in writing by the SEC; and (iii) the approval and adoption of the Business Combination

Agreement and transactions contemplated thereby by the requisite vote of the holders of CGC Ordinary Shares (such holders, the “CGC Shareholders” and such vote, the “CGC Shareholder Approval”) and Factorial Stockholders (the “Factorial Stockholder Approval”). For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing.”
Concurrently with the execution of the Business Combination Agreement, on December 17, 2025, CGC entered into a Stock Purchase Agreement (the “Sponsor Stock Purchase Agreement”) with an affiliate of CGC III Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor” and such affiliate, the “Sponsor Investor”) and a Stock Purchase Agreement (the “Institutional Investor Stock Purchase Agreement,” and together with the Sponsor Stock Purchase Agreement, “Investor Stock Purchase Agreements”) with a certain institutional investor (the “Institutional Investor,” and together with the Sponsor Investor, the “PIPE Investors”). Pursuant to the Investor Stock Purchase Agreements, the PIPE Investors agreed to subscribe for and purchase, and CGC agreed to issue and sell to the PIPE Investors, on the Closing Date, an aggregate of 9,927,184 shares of PubCo Series A Common Stock, at an average subscription price of $10.08 per share (assuming a Redemption Price (as defined in the CGC Articles) of $10.30 per share) for aggregate gross proceeds of $100,000,000 (the “PIPE Financing,” and such shares, the “Purchased Shares”). The obligations of each party to consummate the PIPE Financing are conditioned upon, among other things, (i) the PubCo Series A Common Stock (including the PubCo Series A Common Stock issuable to the PIPE Investors pursuant to the Investor Stock Purchase Agreements) having been approved for listing on Nasdaq or the New York Stock Exchange, subject only to official notice of issuance; (ii) all conditions precedent to the Closing shall have been satisfied or waived and the closing of the Business Combination shall be scheduled to occur substantially concurrently with the closing of the PIPE Financing; and (iii) the absence of specified adverse judgments, orders, laws, rules or regulations enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Investor Stock Purchase Agreements. The obligations of CGC to consummate the PIPE Financing are further subject to additional conditions, including, among other things: (i) material truth and accuracy of the representations and warranties of the PIPE Investors, subject to customary bringdown standards; and (ii) material compliance by the PIPE Investors with their covenants, agreements and conditions under the Investor Stock Purchase Agreements. The obligations of the PIPE Investors to consummate the PIPE Financing are further subject to additional conditions, including, among other things: (i) the material truth and accuracy of the representations and warranties of CGC in the Investor Stock Purchase Agreements, subject to customary bringdown standards; and (ii) material compliance by CGC with its covenants, agreements and conditions under the Investor Stock Purchase Agreements. The Investor Stock Purchase Agreements provide that CGC will grant the PIPE Investors certain customary registration rights. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Investor Stock Purchase Agreements.”
CGC may enter into non-redemption agreements with certain shareholders (the “Non-Redemption Agreements” and such shareholders, the “Non-Redeeming Shareholders”), pursuant to which, among other things, the Non-Redeeming Shareholders will irrevocably and unconditionally agree, for the benefit of CGC, that neither they nor their controlled affiliates will exercise any redemption rights under the CGC Articles with respect to certain CGC Class A Shares held by such Non-Redeeming Shareholders (the “NRA Shares”) at any meeting of the CGC Shareholders. Each of the Non-Redeeming Shareholders will also agree (i) not to transfer directly or indirectly the NRA Shares held by it until the earlier of (x) the Closing Date, (y) the termination of the Business Combination Agreement in accordance with its terms and (z) the termination of the Non-Redemption Agreement in accordance with its terms; and (ii) to vote its NRA Shares in favor of the Business Combination Agreement, the Domestication and Merger and each other proposal brought by CGC in connection with the Business Combination and in favor of any proposal brought by CGC to adjourn or postpone the EGM (provided, that, in the case of the Sponsor or any of its affiliates, such persons will tender an “abstain” vote with respect to such matters). The Non-Redemption Agreements will not provide for any consideration to be paid by CGC or Factorial to the Non-Redeeming Shareholders in connection with such agreements. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Non-Redemption Agreement.”
Concurrently with the execution of the Business Combination Agreement, the Sponsor and Factorial entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor, as a holder of the CGC Class B Shares (the “Sponsor Shares”), has agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the Business Combination, (ii) waive any adjustment to the conversion ratio set forth in the governing documents of CGC or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Business Combination Agreement or otherwise), (iii) be bound by certain other covenants and agreements related to the Business Combination, (iv) be bound by certain transfer restrictions with respect to its shares in CGC prior to the Closing, (v) be subject to certain transfer restrictions provided in the PubCo Bylaws (as defined below) and (vi) waive redemption rights with respect to the Sponsor Shares, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. No consideration has been or will be paid by CGC or Factorial to the Sponsor in connection with such agreements. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Sponsor Support Agreement.”
Within two business days following the date on which this registration statement is declared effective under the Securities Act, Factorial will obtain and deliver to CGC the written consent of a sufficient number of shares of Factorial Common Stock and Factorial Preferred Stock required to approve the Business Combination Agreement, each ancillary agreement to which Factorial is a party, and the Business Combination (the “Factorial Written Consent”).
Additionally, in connection with the signing of the Business Combination Agreement, CGC, Factorial, and certain stockholders of Factorial (the “Factorial Supporting Stockholders”) entered into a support agreement (the “Factorial Support Agreement”). Pursuant to the Factorial Support Agreement, each Factorial Supporting Stockholder (A) agreed that each existing investor rights agreement of Factorial will automatically terminate upon the Closing, (B) agreed to vote in favor of the Merger and against any proposal or offer that would constitute a competing proposal that would reasonably be expected to result in the failure of the Merger from being consummated and (C) waived and agreed not to exercise any rights of appraisal or rights to dissent it may have in connection with the Merger. The Factorial Support Agreement also prohibits the Factorial Supporting Stockholders from, among other things, selling, assigning or transferring any capital stock of Factorial held by the Factorial Supporting Stockholders except to certain permitted transferees, until the earliest of (a) the Closing, (b) such date and time as the Business Combination Agreement is terminated in accordance with its terms and (c) the mutual agreement of all Factorial Supporting Stockholders, CGC and Factorial to terminate the agreement in its entirety. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Factorial Stockholder Consent and Factorial Support Agreement.”
The bylaws of PubCo (“PubCo Bylaws”) will also provide that the Sponsor and certain Factorial stockholders will be prohibited from transferring (except for certain permitted transfers) any shares of PubCo Common Stock held by such holder (the “Lock-up Shares”) beginning on the Closing Date and ending (i) with respect to 25% of the Lock-Up Shares, on the date 180 days after the Closing Date (the “Six-Month Lock-Up Date”), (ii) with respect to 25% of the Lock-Up Shares, on the date 270 days after the Closing Date (the “Nine-Month Lock-Up Date”) and (iii) with respect to 50% of the Lock-Up Shares, on the first anniversary of the Closing Date (the “One Year Lock-Up Date” and each of the Six-Month Lock-Up Date, the Nine-Month Lock-Up Date and the One Year Lock-Up Date, a “Lock-Up Termination Date”); provided, however, that, on the dates on which certain trading price conditions are satisfied, such transfer restrictions will terminate with respect to one-third of the Lock-Up Shares (“Early Release Lock-Up Shares”), with such Early Release Lock-Up Shares allocated first among the Lock-Up Shares with the earliest Lock-Up Termination Date that has not yet occurred and successively to each remaining tranche of Lock-Up Shares in chronological order. The foregoing transfer restrictions will not apply to a specified number of shares (such number to be agreed upon prior to Closing) held by each such holder and such specified shares are not Lock-up Shares. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Lock-Up Provisions of PubCo Bylaws.”
Additionally, in connection with the Closing, PubCo, Sponsor, Cantor Fitzgerald & Co. (“Cantor”) and certain stockholders of Factorial will enter into an amended and restated registration rights agreement (“A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, among other things, PubCo will agree that, within 30 calendar days following the Closing Date, PubCo will file with the SEC (at PubCo’s sole cost and expense) a registration statement registering the resale of certain shares of PubCo Series A Common Stock held by or issuable to the parties thereto (the “Resale Registration Statement”), and PubCo will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will be entitled to customary piggyback registration rights and demand registration rights, including underwritten demands. The A&R Registration Rights Agreement amends and restates the registration rights agreement that was entered into by CGC, Cantor, the Sponsor and CGC III Sponsor DirectorCo LLC, a Cayman limited liability company managed by the Sponsor (“DirectorCo” and, together with the Sponsor, the “Initial Shareholders”), in connection with the IPO. The Registration Rights Agreement will terminate on the earlier of (a) the seven year anniversary of the date of the Registration Rights Agreement or (b) with respect to any holder party thereto, on the date that such holder no longer holds any Registrable Securities (as defined therein). The PIPE Investors also have registration rights pursuant to the terms of the Investor Stock Purchase Agreements. CGC estimates that approximately [•] million shares of PubCo Series A Common Stock will be subject to registration rights pursuant to the A&R Registration Rights Agreement and Investor Stock Purchase Agreements immediately following the Closing, representing approximately [•]% of the total issued and outstanding shares of PubCo Series A Common Stock following the Business Combination, assuming the Maximum Redemptions Scenario (as defined below), and that an aggregate of approximately $100 million of PIPE Investments are funded at the Closing. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — A&R Registration Rights Agreement.”
After careful consideration, the CGC Board has, with no dissenting votes, determined that the Business Combination is fair, advisable, and in the best interests of CGC and its shareholders, approved the Business Combination, and recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement, and approval of the transactions contemplated thereby, including the Domestication and Merger, and “FOR” all other proposals presented to CGC’s shareholders in this proxy statement/prospectus. The Business Combination was not structured to require the approval of at least a majority of CGC’s unaffiliated shareholders because such a vote is not required under Cayman Islands law. When you consider the recommendation of the proposals herein by the CGC Board, you should keep in mind that the Sponsor and CGC’s directors and officers and their affiliates have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Interests of the Sponsor and CGC’s Directors and Officers” for a further discussion of these considerations.
Immediately following the Closing, assuming the redemption of 27,600,000 Public Shares at approximately $10.30 per share (estimated using an assumed Closing Date of May 14, 2026), or 100% of the Public Shares subject to redemption (other than any NRA Shares acquired to satisfy a PIPE Investor’s obligations under its Investor Stock Purchase Agreement) (the “Maximum Redemptions Scenario”), and without giving effect to any dilutive instruments, such as the exercise of the PubCo Options and PubCo RSUs, it is expected that (i) the Public Shareholders’ voting power will be approximately [•]% of the total issued and outstanding PubCo Common Stock at that time, (ii) the Sponsor and DirectorCo, together with affiliates thereof (including the Sponsor Investor), will own approximately [•]% of the voting power of the total issued and outstanding PubCo Common Stock at that time (which includes 5,900,000 Founder Shares and 2,677,184 PIPE Shares, including any NRA Shares acquired to satisfy its or its affiliates obligations under the Investor Stock Purchase Agreements), (iii) Factorial Stockholders’ voting power will be approximately [•]% of the total issued and outstanding PubCo Common Stock at that time, and (iv) the PIPE Investors other than the Sponsor Investor will own approximately [•]% of the voting power of the total issued and outstanding PubCo Common Stock at that time. Immediately following the Closing, all shares of PubCo Series B Common Stock, constituting [•]% of the total number of shares of PubCo Common Stock and [•]% of the total voting power of the PubCo Common Stock, will be held directly by the Factorial Founders, both of whom will serve as PubCo’s executive officers and directors. The Public Shareholders currently own 80% of the issued and outstanding CGC Ordinary Shares prior to the Business Combination. Accordingly, Public Shareholders, as a group, will experience immediate dilution as a consequence of the Business Combination. As redemptions increase, the overall percentage ownership held by the Sponsor, Factorial Stockholders and the PIPE Investors will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. For more information on the percentage of the issued and outstanding shares of PubCo Series A Common Stock immediately following the Closing that are expected to be held by securityholders, in various redemption scenarios, see “Questions and Answers About the Business Combination — What equity stake will current CGC Shareholders and Factorial Stockholders hold in PubCo immediately after the Closing?” and for more information about dilution to Public Shareholders, see “Dilution.”
Pursuant to the Business Combination Agreement, Public Shareholders who do not redeem their Public Shares will receive one share of PubCo Series A Common Stock for each CGC Class A Share held by them immediately prior to the Domestication. While CGC cannot be certain of the price such Public Shareholders paid for their Public Shares, assuming they purchased their Public Shares for $10.00 per share, which was the price of the CGC Class A Shares sold in CGC’s IPO, the effective purchase price paid per share of PubCo Series A Common Stock issued to each Public Shareholder at Closing would be $10.00. In connection with CGC’s IPO, the Sponsor and DirectorCo paid an aggregate of $25,000 for the Founder Shares, or approximately $0.004 per share. In connection with the Business Combination, assuming the Maximum Redemptions Scenario, an aggregate of 6,900,000 Founder Shares held by the Sponsor, its permitted transferees, and DirectorCo will be voluntarily converted on a one-for-one basis into CGC Class A Shares immediately prior to the Domestication, which will then automatically convert at the Domestication Effective Time into an equal number of shares of PubCo Series A Common Stock, valued at approximately

$10.30 per share, which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement. The Sponsor will also receive 4,400,000 PubCo Private Warrants in exchange for its 4,400,000 CGC Private Warrants pursuant to the CGC Warrant Agreement, provided, that, if the Warrant Exchange is consummated, then each PubCo Private Warrant shall be exchanged for a number of shares of PubCo Series A Common Stock equal to the applicable exchange ratio for the exchange of CGC Public Warrants for shares of PubCo Series A Common Stock in the Warrant Exchange. The Factorial Stockholders will receive an estimated 90,872,244 shares of PubCo Series A Common Stock in the Business Combination, excluding an estimated 20,830,001 shares of PubCo Series A Common Stock issuable upon the exercise of PubCo Options, each of which is equal to $936.0 million divided by approximately $10.30, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of May 14, 2026 and an estimated 5,237,480 shares of PubCo Series A Common Stock issuable upon the settlement of PubCo RSUs. The PIPE Investors will purchase an estimated 9,927,184 shares of PubCo Series A Common Stock at an average subscription price of $10.08 per share, assuming a Redemption Price of $10.30 per share for $100,000,000. As a result of the price the Sponsor paid for the Founder Shares, the Sponsor may realize a positive rate of return on its investment even if the market price per share of PubCo Series A Common Stock is below $10.00 per share after Closing, in which case the Public Shareholders may experience a negative rate of return on their investment. See “Questions and Answers about the Business Combination — What is the effective purchase price attributed to the PubCo Series A Common Stock to be received by Public Shareholders, the Sponsor, CGC officers and directors, and the Factorial Stockholders at the Closing?”
Compensation to be Received by the Sponsor and CGC’s Officers and Directors in Connection with the Business Combination and PIPE Investment:   Assuming the Maximum Redemptions Scenario, the Sponsor, its permitted transferees, the Sponsor Investor and DirectorCo will receive (i) 6,900,000 shares of PubCo Series A Common Stock upon the exchange of 6,900,000 CGC Class B Shares, which were initially purchased prior to the IPO for approximately $0.004 per share and (ii) 4,400,000 PubCo Private Warrants upon the exchange of 4,400,000 CGC Private Warrants, which were initially purchased in a private placement that closed concurrently with the IPO for $1.00 per share, at an exercise price of $11.50 per share, pursuant to the CGC Warrant Agreement, and (iii) 2,427,184 PIPE Shares (including any NRA Shares acquired to satisfy its or its affiliates obligations under the Investor Stock Purchase Agreements), assuming a Redemption Price of $10.30 per share for the Public Shares estimated using an assumed Closing Date of May 14, 2026. Each of CGC’s three independent directors have an economic interest in 30,000 shares of PubCo Series A Common Stock to be issued upon the exchange of 90,000 CGC Class B Shares held by DirectorCo on their behalf, which shares were issued to them as consideration for services rendered to CGC. The securities to be issued to the Sponsor, CGC’s officers and directors and their affiliates may result in a material dilution of the equity interests of non-redeeming Public Shareholders. See “Dilution”, “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination”, “The Business Combination — Compensation to be Received by the Sponsor and CGC’s Officers and Directors in Connection with the Business Combination and PIPE Investment” and “Information About CGC — Executive and Director Compensation.”
The Sponsor and CGC’s officers and directors will also be reimbursed for loans, advances, and out-of-pocket expenses incurred by them related to identifying, negotiating, investigating and completing the Business Combination. No such loans, advances, or out-of-pocket expenses are outstanding as of the date of this proxy statement/prospectus. In addition, CGC has agreed to pay the Sponsor $10,000 per month for office space, utilities, secretarial and administrative support services provided to members of the CGC management team terminating at the end of the month in which the Business Combination is completed. Additionally, the Sponsor and CGC’s officers and directors will be entitled to continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.
CGC’s independent directors are not members of the Sponsor. None of the funds in the Trust Account (as defined below) will be used to compensate our officers or directors. Except for administrative services fees paid or to be paid to the Sponsor, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, officers and directors, or any of their respective affiliates, by CGC for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, as discussed above. The reimbursement of expenses and advances to the Sponsor and CGC’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders. See “Dilution”, “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination”, “Proposal No. 1 —

The Business Combination Proposal — Compensation to be Received by the Sponsor and CGC’s Officers and Directors in Connection with the Business Combination and PIPE Investment” and “Information About CGC — Executive and Director Compensation.”
Potential conflicts of interest in connection with the Business Combination:   There may be actual or potential material conflicts of interest between or among (i) the Sponsor, CGC officers and directors, Factorial officers and directors and (ii) unaffiliated security holders of CGC. Such conflicts of interest may include a material conflict of interest arising in determining whether to proceed with the Business Combination, the shares to be issued to the Sponsor, CGC’s officers and directors, and their affiliates as well as to the Factorial Founders and Factorial’s other officers and directors, in connection with the Business Combination, and the reimbursement of loans and advances. See the section entitled “The Business Combination — Interests of the Sponsor and CGC’s Directors and Officers in the Business Combination” and “The Business Combination — Interests of the Factorial Officers and Directors in the Business Combination” for more information.
In order to finance transaction costs in connection with the Business Combination, the Sponsor and CGC’s officers and directors may, but are not obligated to, loan CGC funds as may be required (“Working Capital Loans”). If CGC completes the Business Combination, CGC would repay any such Working Capital Loans out of its assets, including the proceeds of the Trust Account released to CGC, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants to purchase PubCo Series A Common Stock, at a price of $1.00 per warrant, at the Closing. If CGC liquidates without completing a business combination, any such Working Capital Loans would be repaid only out of funds held outside the Trust Account, if any. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of September 30, 2025, CGC had no borrowings under the Working Capital Loans.
If CGC does not complete the Business Combination with Factorial or another initial business combination by May 1, 2027, which date is 24 months after the closing of its IPO, or by such earlier liquidation date as the CGC Board may approve (the “completion window”), CGC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to its obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law. The Sponsor and CGC’s officers, directors, and advisor have no rights to liquidating distributions from the Trust Account with respect to any Founder Shares and any Public Shares held by them if CGC fails to complete an initial business combination within the completion window, although they will be entitled to liquidating distributions from assets outside the Trust Account.
CGC’s Class A Shares are listed on Nasdaq under the symbol “CGCT.” On December 17, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, the closing price of the CGC Class A Shares was $10.11. As of [•], 2026, the closing price of the CGC Class A Shares was $[•]. CGC has applied for listing, to be effective at Closing, of the PubCo Series A Common Stock on the Nasdaq Capital Market under the symbol “FAC.” It is a condition to Factorial’s and CGC’s obligations to consummate the Business Combination that the PubCo Series A Common Stock to be issued in connection with the Business Combination Agreement, including the Aggregate Merger Consideration and the PIPE Shares, is approved for listing on Nasdaq, subject only to official notice of issuance. Additionally, it is a condition to the obligations of the parties to the Investor Stock Purchase Agreements to consummate the PIPE Investments that the PubCo Series A Common Stock, including the PIPE Shares, has been approved for listing on Nasdaq, subject only to official notice of issuance. CGC and Factorial believe that CGC will satisfy the initial listing requirements of the Nasdaq Capital Market at the Closing, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Business Combination may not be consummated unless such condition is waived by Factorial and CGC, and the PIPE Investments may not be consummated unless such condition is waived by the PIPE Investors. The Nasdaq listing condition may be waived by Factorial and CGC, with respect to the Business Combination, and by the PIPE Investors, with respect to the PIPE Investment, at any time prior to the Closing, including after the deadline for submitting redemption requests or the EGM. If Factorial and CGC, on the one hand, and/or the PIPE Investors, on the other hand, waive such condition, CGC intends to file a Current Report on Form 8-K within four business days of such event, however you should know that given such timing you may not be notified before the deadline for submitting redemption requests or the EGM. It is important for you to consider that, at the time of the deadline for submitting redemption requests or the EGM, PubCo may not have received from Nasdaq either confirmation of the listing of the PubCo Series A Common Stock or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the deadline for submitting redemption requests or the EGM if PubCo has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus and you may need to decide whether or not to exercise your redemption rights without knowing whether the PubCo Series A Common Stock will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived.
CGC is, and PubCo will be, an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements. Investing in the PubCo Series A Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 21 of the accompanying proxy statement/prospectus for a discussion of information that should be considered in connection with an investment in the PubCo Series A Common Stock.
This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the EGM. CGC encourages you to carefully read this entire document. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 21.
When you review the information included in the accompanying proxy statement/prospectus and consider the CGC Board’s recommendation to vote in favor of the proposals described therein, you should keep in mind that the Sponsor, CGC’s officers and directors and their affiliates have interests in the Business Combination that may conflict with your interests as a shareholder. For instance, the Sponsor and CGC’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating CGC. See the sections entitled “The Business Combination — Interests of Sponsor and CGC’s Directors and Officers in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying proxy statement/prospectus for a further discussion.
NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
This proxy statement/prospectus is dated [•], and is first being mailed to CGC Shareholders on or about [•].

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED January 30, 2026
Cartesian Growth Corporation III
505 Fifth Avenue, 15th Floor
New York, NY 10017
Tel: (212) 461-6363
NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON [•], 2026
To the Shareholders of Cartesian Growth Corporation III:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Cartesian Growth Corporation III, a Cayman Islands exempted company (“CGC”), will be held virtually at [•], Eastern Time, on [•], 2026. The EGM will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the amended and restated memorandum and articles of association of CGC (as may be amended from time to time, the “CGC Articles”), the physical location of the EGM will be at the offices of Greenberg Traurig, LLP, One Vanderbilt Avenue, New York, NY 10017. You are cordially invited to attend the EGM, which will be held for the following purposes:
(1)
Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, and adopt the Business Combination Agreement, dated as of December 17, 2025 (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among CGC, Fenway MS, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of CGC (“Merger Sub”), and Factorial Inc., a Delaware corporation (“Factorial”), and the transactions contemplated by the Business Combination Agreement, pursuant to which the following will occur: (1) the domestication of CGC as a Delaware corporation, in which CGC will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the CGC Articles, Section 388 of the Delaware General Corporation Law (the “DGCL”) and Part XII of the Cayman Islands Companies Act (As Revised) (the “Cayman Companies Act”) (the “Domestication”); (2) the merger of Merger Sub with and into and Factorial, with Factorial surviving the merger as a wholly-owned subsidiary of CGC (the “Merger”), in accordance with the Business Combination Agreement and DGCL; and (3) the other transactions contemplated by the Business Combination Agreement and documents related thereto (such transactions, together with the Domestication and the Merger, the “Business Combination”), all as described in more detail in the accompanying proxy statement/prospectus. In connection with the consummation of the Business Combination (the “Closing” and the date of the Closing, the “Closing Date”), CGC will be renamed Factorial Holdings, Inc. (“PubCo”). References herein to PubCo denote CGC following the Business Combination. We refer to this proposal as the “Business Combination Proposal.” A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:
“RESOLVED, as an ordinary resolution, that the entry of CGC into the Business Combination Agreement, dated December 17, 2025 (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among CGC, Merger Sub, and Factorial (in the form attached to the proxy statement/prospectus of the meeting as Annex A), the consummation of the transactions contemplated by the Business Combination Agreement and the performance by CGC of its obligations thereunder thereby be ratified, approved, adopted and confirmed in all respects.”
(2)
Proposal No. 2 — The Domestication Proposal — To consider and vote upon a proposal to approve, by special resolution, the deregistration of CGC from the Register of Companies in the

Cayman Islands (the “Cayman Registrar”) and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the CGC Articles, Section 388 of the DGCL, and Part XII of the Cayman Islands Companies Act (As Revised). The Domestication is intended to be effected on the date that is one business day prior to the Merger Effective Time, including the filing with the Secretary of State of the State of Delaware a certificate of domestication with respect to the Domestication, together with the proposed new certificate of incorporation of PubCo (the “PubCo Charter”). Upon the effectiveness of the Domestication, CGC will become a Delaware corporation and will change its corporate name to “Factorial Holdings, Inc.” and all outstanding securities of CGC will convert into securities of PubCo, as described in more detail in the accompanying proxy statement/prospectus. We refer to this proposal as the “Domestication Proposal.”
The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:
“RESOLVED, as a special resolution, that CGC be de-registered in the Cayman Islands pursuant to article 47 of the amended and restated memorandum and articles of association of CGC and Part XII of the Cayman Islands Companies Act (As Revised) and transferred by way of continuation to Delaware as a corporation under the laws of the State of Delaware.”
(3)
Proposal No. 3 — The Stock Issuance Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, including for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance or potential issuance of (i) shares of PubCo Common Stock to the shareholders of CGC in the Domestication and stockholders of Factorial in the Merger pursuant to the Business Combination Agreement, (ii) shares of PubCo Series A Common Stock to the PIPE Investors in the PIPE Investment pursuant to the Investor Stock Purchase Agreements, and (iii) any other issuances of PubCo Series A Common Stock and securities convertible into or exercisable for PubCo Series A Common Stock pursuant to subscription, purchase or similar agreements CGC has entered, or may enter, into prior to Closing. We refer to this proposal as the “Stock Issuance Proposal.”

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:
“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance or potential issuance of (i) shares of PubCo Common Stock to the shareholders of CGC in the Domestication and stockholders of Factorial in the Merger pursuant to the Business Combination Agreement, (ii) shares of PubCo Series A Common Stock to the PIPE Investors in the PIPE Investment pursuant to the Investor Stock Purchase Agreements, and (iii) any other issuances of PubCo Series A Common Stock and securities convertible into or exercisable for PubCo Series A Common Stock pursuant to subscription, purchase or similar agreements CGC has entered, or may enter, into prior to Closing, be approved in all respects.”
(4)
Proposal No. 4 — Organizational Documents Proposal — To consider and vote upon a proposal to approve, by special resolution, the PubCo Charter and the proposed new bylaws (the “PubCo Bylaws” and, together with the PubCo Charter, the “PubCo Organizational Documents”) of PubCo in connection with the Business Combination. We refer to this proposal as the “Organizational Documents Proposal.” The form of each of the PubCo Charter and the PubCo Bylaws is attached to the accompanying proxy statement/prospectus as Annex I and Annex J, respectively.

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:
“RESOLVED, as a special resolution, that the amended and restated memorandum and articles of association of CGC currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed new PubCo Charter and the PubCo Bylaws (in the form attached to the proxy statement/prospectus of the meeting as Annex I and Annex J, respectively) including, without limitation, the authorization of the change in authorized share capital as indicated therein, in each case effective upon the effectiveness of the Domestication.”
(5)
Proposal No. 5 — The Advisory Organizational Documents Proposals — To consider and vote upon the following six separate proposals (collectively, the “Advisory Organizational Documents Proposals”) to approve an ordinary resolution on a non-binding and advisory basis only the following material differences between the CGC Articles and the PubCo Organizational Documents:

•
Proposal No. 5A — Authorized Shares:   A proposal to amend the CGC Articles to authorize the change in the authorized capital stock of CGC from 200,000,000 CGC Class A Shares, 20,000,000 CGC Class B Shares, and 1,000,000 preference shares, par value of $0.0001 per share, to [•] shares of PubCo Common Stock, subdivided into two series consisting of [•] shares designated as Series A common stock and [•] shares designated as Series B common stock, and [•] shares of designated preferred stock, par value $0.00001 per share.

•
Proposal No. 5B — Exclusive Forum Provision:   A proposal to amend the CGC Articles to authorize adopting Delaware as the exclusive forum for certain stockholder litigation.

•
Proposal No. 5C — Adoption of Supermajority Vote Requirement to Amend the proposed PubCo Organizational Documents:   A proposal to amend the CGC Articles to approve provisions providing that any amendment to the PubCo Charter will generally require approval by holders of at least a majority of PubCo’s then outstanding common stock (except where a lower threshold is provided by the DGCL).

•
Proposal No. 5D — Removal of Directors:   A proposal to amend the CGC Articles to approve provisions permitting the removal of a director only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, subject to the rights, if any, of any series of preferred stock.

•
Proposal No. 5E — Action by Written Consent of Stockholders:   A proposal to amend the CGC Articles to approve provisions requiring stockholders to take action at an annual or special meeting and prohibiting stockholder action by written consent in lieu of a meeting.

•
Proposal No. 5F — Other Changes in Connection with Adoption of the proposed PubCo Organizational Documents:   A proposal to amend the CGC Articles to authorize (1) changing the corporate name from “Cartesian Growth Corporation III” to “Factorial Holdings, Inc.”, (2) making PubCo’s corporate existence perpetual, and (3) removing certain provisions related to CGC’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:
“RESOLVED, as six separate ordinary resolutions on a non-binding and advisory basis only, that the following governance provisions contained in the Proposed Governing Documents be and are hereby approved and adopted:
•
Proposal No. 5A — Authorized Shares:   to amend the CGC Articles to authorize the change in the authorized capital stock of CGC from 200,000,000 CGC Class A Shares, 20,000,000 CGC Class B Shares, and 1,000,000 preference shares, par value of $0.0001 per share, to [•] shares of PubCo Common Stock, subdivided into two series consisting of [•] shares designated as Series A common stock and [•] shares designated as Series B common stock, and [•] shares of designated preferred stock, par value $0.00001 per share.

•
Proposal No. 5B — Exclusive Forum Provision:   to amend the CGC Articles to authorize adopting Delaware as the exclusive forum for certain stockholder litigation.

•
Proposal No. 5C — Adoption of Supermajority Vote Requirement to Amend the proposed PubCo Organizational Documents:   to amend the CGC Articles to approve provisions providing that any amendment to the PubCo Charter will generally require approval by holders of at least a majority of PubCo’s then outstanding common stock (except where a lower threshold is provided by the DGCL).
•
Proposal No. 5D — Removal of Directors:   to amend the CGC Articles to approve provisions permitting the removal of a director only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, subject to the rights, if any, of any series of preferred stock.

•
Proposal No. 5E — Action by Written Consent of Stockholders:   to amend the CGC Articles to approve provisions requiring stockholders to take action at an annual or special meeting and prohibiting stockholder action by written consent in lieu of a meeting.

•
Proposal No. 5F — Other Changes in Connection with Adoption of the proposed PubCo Organizational Documents:   to amend the CGC Articles to authorize (1) changing the corporate name from “Cartesian Growth Corporation III” to “Factorial Holdings, Inc.”, (2) making PubCo’s corporate existence perpetual, and (3) removing certain provisions related to CGC’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

(6)
Proposal No. 6 — The Incentive Plan Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the Factorial Holdings, Inc. 2026 Equity Incentive Plan (the “PubCo Incentive Plan”). We refer to this proposal as the “Incentive Plan Proposal.”

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:
“RESOLVED, as an ordinary resolution, that the Factorial Holdings, Inc. 2026 Equity Incentive Plan, in the form attached to the proxy statement/prospectus of the meeting as Annex K, be adopted and approved.”
(7)
Proposal No. 7 — The ESPP Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the Factorial Holdings, Inc. 2026 Employee Stock Purchase Plan (the “ESPP”). We refer to this proposal as the “ESPP Proposal.”

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:
“RESOLVED, as an ordinary resolution, that the Factorial Holdings, Inc. 2026 Employee Stock Purchase Plan, in the form attached to the proxy statement/prospectus of the meeting as Annex L, be adopted and approved.”
(8)
Proposal No. 8 — Director Election Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the election of seven (7) directors to serve on the PubCo board of directors (the “PubCo Board”) until their respective successors are duly elected and qualified. We refer to this proposal as the “— Director Election Proposal.”

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:
“RESOLVED, as an ordinary resolution, that the persons named below be elected to serve on the PubCo board of directors until their respective successors are duly elected and qualified, effective upon the consummation of the Business Combination.”
Name of Director	Class of Director
Siyu Huang	Class [•]
Alex Yu	Class [•]
Joseph M. Taylor	Class [•]
[•]	Class [•]
[•]	Class [•]
[•]	Class [•]
[•]	Class [•]

(9)
Proposal No. 9 — The Adjournment Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the adjournment of the EGM to a later date or dates, if necessary or desirable (the “Adjournment Proposal”).

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:
“RESOLVED, as an ordinary resolution, that the EGM be adjourned to a later date or dates, if the CGC Board deems it necessary or desirable, be approved.”
Approval of each of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal and the Organizational Documents Proposal is a condition to consummating the Business Combination. We refer to such proposals, collectively, as the “Condition Precedent Proposals.”
Only holders of record of CGC Class A Shares and CGC Class B Shares (together, the “CGC Ordinary Shares”) at the close of business on [•], 2026 (the “Record Date”) are entitled to notice of and to vote at and to have their votes counted at the EGM and any adjournment of the EGM.
This proxy statement/prospectus and accompanying proxy card is being provided to CGC’s shareholders in connection with the solicitation of proxies to be voted at the EGM and at any adjournment of the EGM. Whether or not you plan to attend the EGM, all of CGC’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page [•] of this proxy statement/prospectus.
After careful consideration, the CGC Board has, without any dissenting votes, determined that the Business Combination is fair, advisable, and in the best interests of CGC and its shareholders, approved the Business Combination, and recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement, and approval of the transactions contemplated thereby, including the Domestication and Merger, and “FOR” all other proposals presented to CGC’s shareholders in this proxy statement/prospectus. The Business Combination was not structured to require the approval of at least a majority of CGC’s unaffiliated shareholders because such a vote is not required under Cayman Islands law. When you consider the recommendation of the proposals herein by the CGC Board, you should keep in mind that the Sponsor and CGC’s directors and officers and their affiliates have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Interests of the Sponsor and CGC’s Directors and Officers” for a further discussion of these considerations.
Pursuant to the CGC Articles, a holder of CGC Class A Shares initially issued in CGC’s initial public offering (“IPO”) (the “Public Shares”, and such holder, a “Public Shareholder”), other than the Sponsor and the CGC Insiders, may request that CGC redeem all or a portion of his, her, or its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)
hold Public Shares;

(ii)
submit a written request to Continental Stock Transfer & Trust Company (“Continental”), CGC’s transfer agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that CGC redeem all or a portion of your Public Shares for cash; and

(iii)
tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) to Continental, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to [•], Eastern Time, on [•], 2026 (two business days before the scheduled date of the EGM) in order for their CGC Class A Shares to be redeemed.
Holders of Public Shares (other than the Sponsor and the CGC Insiders) may elect to redeem all or a portion of their Public Shares regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Public Shares on the Record Date. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank.
If the Business Combination is consummated, and if a Public Shareholder (other than the Sponsor and the CGC Insiders) properly exercises its right to redeem all or a portion of the Public Shares that it holds, including timely delivering such shares to Continental, CGC will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the funds held in the trust account established at the consummation of CGC’s IPO (the “Trust Account”) (including interest earned on the funds held in the Trust Account not previously released to CGC to pay its taxes, net of taxes payable), calculated as of two business days prior to the consummation of the Business Combination (the “Redemption Price”). For illustrative purposes, as of the Record Date, this would have amounted to approximately $[•] per issued and outstanding Public Share. Prior to exercising redemption rights, Public Shareholders should verify the market price of the CGC Class A Shares, as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. CGC cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in the CGC Class A Shares when Public Shareholders wish to sell their shares. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange his, her or its Public Shares for cash and will no longer own Public Shares. See “Extraordinary General Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming his, her or its Public Shares with respect to more than an aggregate of 20% of the Public Shares without CGC’s prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the CGC Class A Shares, then any such shares in excess of that 20% limit would not be redeemed for cash without CGC’s prior consent.
Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) the PubCo Series A Common Stock to be issued in connection with the Business Combination Agreement, including the Aggregate Merger Consideration and the PIPE Shares (as defined below), having been approved for listing on the Nasdaq Capital Market (“Nasdaq”), subject to official notice of issuance; (ii) this registration statement having been declared effective by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of this registration statement being in effect, and no proceedings for purposes of suspending the effectiveness of this registration statement having been initiated or threatened in writing by the SEC; and (iii) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by the requisite vote of the holders of CGC Ordinary Shares (such holders, the “CGC Shareholders” and such vote the “CGC Shareholder Approval”) and Factorial Stockholders (the “Factorial Stockholder Approval”). For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing.”
Only holders of record of CGC Ordinary Shares at the close of business on the Record Date are entitled to notice of and to have their votes counted at the EGM and any adjournment of the EGM.
Pursuant to the CGC Articles and Cayman Islands law, the approval of each of the Business Combination Proposal, Stock Issuance Proposal, Incentive Plan Proposal, ESPP Proposal, Director Election Proposal and Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.
Pursuant to the CGC Articles and Cayman Islands law, the approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of holders of a majority of at least two-thirds of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

Pursuant to the CGC Articles and Cayman Islands law, the approval of each of the Advisory Organizational Documents Proposals requires an ordinary resolution on a non-binding and advisory basis only, being the affirmative vote of holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.
Pursuant to the CGC Articles, the approval of the Domestication Proposal requires a special resolution, being the affirmative vote of holders of a majority of at least two-thirds of the issued and outstanding CGC Class B Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. The holders of the CGC Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 47.2 of the CGC Articles.
In connection with CGC’s IPO, the Sponsor and CGC’s officers, directors, and advisor entered into a letter agreement with CGC (the “Insider Letter”), pursuant to which they agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of an initial business combination. Such redemption rights waiver was provided at the time of the IPO without any separate consideration paid. Additionally, pursuant to the Sponsor Support Agreement, the Sponsor and each of CGC’s independent directors and advisor who hold Founder Shares agreed not to redeem any CGC Ordinary Shares held by them in connection with the Business Combination. Such redemption rights waiver was provided without any separate consideration paid in connection with providing such waiver. The Initial Shareholders collectively own 6,900,000 CGC Ordinary Shares, or 20% of the issued and outstanding CGC Ordinary Shares as follows: (i) the Sponsor owns 6,800,000 CGC Class B Shares; and (ii) DirectorCo owns 100,000 CGC Class B Shares.
Concurrently with the execution of the Business Combination Agreement, on December 17, 2025, CGC entered into those certain Investor Stock Purchase Agreements with the Sponsor and the PIPE Investors. Pursuant to the Investor Stock Purchase Agreements, among other things, the Sponsor agreed to transfer an aggregate amount of 1,000,000 CGC Class A Shares to the PIPE Investors.
Your vote is very important.   Whether or not you plan to attend the EGM, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the EGM. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the EGM. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the EGM, and if the other conditions to Closing are satisfied or waived. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Organizational Documents Proposals, Director Election Proposal, and ESPP Proposal are each conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.
If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the EGM. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the EGM in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the EGM and will not be voted. If a valid quorum is established, any such failure to vote or to provide voting instructions will have no effect on the outcome of any proposal in the accompanying proxy statement/prospectus. An abstention will be counted towards the quorum requirement; broker non-votes cast on a “routine” matter will be counted as present for purposes of establishing a quorum, while broker non-votes cast on a “non-routine” matter will not be counted toward the quorum requirement. We do not expect any of the matters being presented at the EGM to constitute “routine” matters. Abstentions and broker non-votes will not count as a vote cast at the EGM and otherwise will have no effect on a particular proposal because each proposal requires the affirmative vote of a particular number of votes cast and an abstention and a broker non-vote is not a vote cast. If you are a shareholder of record and you attend the EGM and wish to vote in person, you may withdraw your proxy and vote in person.
Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your CGC Ordinary Shares, please contact [•], our proxy solicitor, by email at [•]. Individuals may also call [•] toll free at [•]; banks and brokers can call [•]. This notice of EGM and the proxy statement/prospectus are available at [•].
Thank you for your participation. We look forward to your continued support.
By Order of the Board of Directors,

Peter Yu, Chairman and Chief Executive Officer [•], 2026
Important Notice Regarding the Availability of Proxy Materials for the EGM to be held on [•], 2026: This notice of EGM and the related proxy statement will be available at [•].
IF YOU RETURN YOUR PROXY CARD SIGNED AND WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR PROXY CARD WILL APPOINT [•] AS YOUR PROXY TO VOTE YOUR SHARES IN [•]’S DISCRETION. [•] WILL VOTE ANY UNDIRECTED PROXIES IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) SUBMIT A WRITTEN REQUEST TO CONTINENTAL AT LEAST TWO BUSINESS DAYS PRIOR TO THE SCHEDULED VOTE AT THE EGM, WHICH REQUEST MUST INCLUDE THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE PUBLIC SHARES FOR WHICH REDEMPTION IS REQUESTED, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, AND (2) TENDER OR DELIVER YOUR PUBLIC SHARES (AND SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS) TO CONTINENTAL, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.
The accompanying proxy statement/prospectus is dated [•], 2026 and is first being mailed to shareholders on or about [•], 2026.

ABOUT THIS DOCUMENT
This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by CGC and Factorial, constitutes a prospectus of CGC under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of PubCo Common Stock to be issued under the Business Combination Agreement if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement of CGC under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the EGM of CGC at which CGC Shareholders will be asked to consider and vote upon proposals to approve the Business Combination by the adoption of the Business Combination Agreement, among other matters.
You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to CGC Shareholders nor the issuance by PubCo of PubCo Common Stock in connection with the Business Combination will create any implication to the contrary.
Information contained in this proxy statement/prospectus regarding CGC has been provided by CGC and information contained in this proxy statement/prospectus regarding Factorial has been provided by Factorial, each of which are responsible for the disclosure contained in this proxy statement/prospectus. In this proxy statement/prospectus, CGC and Factorial rely on, refer to and from time to time note industry data, information and statistics regarding the industry and markets in which Factorial competes from publicly available information, industry and general publications and research and studies conducted by third parties that CGC and Factorial believe to be reliable, and each of CGC and Factorial has taken such care as it considers reasonable in the extraction, reproduction and use of this information from such data from third-party sources.
Neither CGC nor Factorial, however, can guarantee that such information is accurate and complete, and this information has not been independently verified by either CGC or Factorial. Additionally, the content of these third-party sources, except to the extent specifically set forth in this proxy statement/prospectus, does not constitute a portion of this proxy statement/prospectus and is not incorporated herein.
The industry in which Factorial operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in the sections of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors — Risks Related to Factorial — Risks Related to the Development and Commercialization of our Batteries” and elsewhere in this proxy statement/prospectus, which could cause these estimates and information to materially differ from those expressed in this proxy statement/prospectus.
This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
The accompanying proxy statement/prospectus incorporates important information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus or other information concerning CGC, without charge, by written request directed to:
Cartesian Growth Corporation III
505 Fifth Avenue, 15th Floor
New York, NY 10017
Tel: (212) 461-6363
or:
[•]
In order for you to receive timely delivery of the documents in advance of the extraordinary general meeting of CGC to be held on [•], 2026, you must request the information no later than five business days prior to the date of the extraordinary general meeting.

i

FREQUENTLY USED TERMS
Unless otherwise stated or unless the context otherwise requires, the terms “we”, “us”, “our” and “CGC” refer to Cartesian Growth Corporation III and the terms “PubCo,” “combined company” and “post-combination company” refer to PubCo. (f/k/a Cartesian Growth Corporation III as of immediately following the consummation of the Business Combination) and its subsidiaries following the consummation of the Business Combination.
In this document:
“A&R Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement, which will be entered into by and among the CGC Insiders, Cantor, certain Factorial Stockholders and PubCo in connection with the Closing.
“Adjournment Proposal” means the proposal to approve, by ordinary resolution, the adjournment of the EGM to a later date or dates, if necessary or desirable.
“Administrative Services Agreement” means the Administrative Services Agreement, dated May 1, 2025, by and between CGC and the Sponsor.
“Advisory Organizational Documents Proposals” means the six proposals to be considered at the EGM to approve an ordinary resolution on a non-binding advisory basis and as required by applicable SEC guidance, certain material differences between the CGC Articles and the PubCo Organizational Documents.
“Aggregate Fully Diluted Factorial Shares” means the sum, without duplication of (a) Factorial Common Stock plus (b) the Vested Factorial Equity Awards, in each case, that are outstanding immediately prior to the Merger Effective Time, plus (c) Factorial Preferred Stock (on an as-converted to Factorial Common Stock basis) that are issued and outstanding immediately prior to the Merger Effective Time, plus (d) the aggregate number of shares of Factorial Common Stock that are issuable upon, or subject to, the conversion of all convertible debt securities of Factorial that are outstanding immediately prior to the Merger Effective Time, plus (e) the aggregate number of shares of Factorial Common Stock that are issuable upon, or subject to, the conversion of Factorial Warrants that are outstanding immediately prior to the Merger Effective Time. For purposes of this proxy statement/prospectus, the Aggregate Fully-Diluted Factorial Shares is deemed to be 28,438,338 shares, which represents the Factorial fully-diluted common stock as of December 31, 2025.
“Aggregate Merger Consideration” means consideration to be issued to Factorial Stockholders in connection with the Merger, to be determined by dividing (a) the Equity Value by (b) the Redemption Price. For purposes of this proxy statement/prospectus, the Aggregate Merger Consideration that is estimated to be issued to Factorial Stockholders is 106,796,117 shares of PubCo Series A Common Stock.
“Alternative Proposal” means any inquiry, proposal or offer for, or an indication of interest in entering into, an Alternative Transaction, communicated to Factorial or any of its representatives.
“Alternative Transaction” means any of the following transactions (in a single transaction or series of transactions) involving Factorial, on the one hand, or CGC, on the other hand, as applicable and in each case other than the Business Combination: (A) any direct or indirect merger, consolidation, share exchange, business combination, reconsolidation, recapitalization, reorganization, liquidation, dissolution, or other similar transaction, or (B) any direct or indirect sale, lease, license, exchange, transfer, option or other disposition of (x) all or a material portion of the assets or properties of Factorial or the Business, on the one hand, or CGC, on the other hand, as applicable, or (y) any class or series of the capital stock or other equity interests or debt securities or profit interests of Factorial, on the one hand, or CGC, on the other hand.
“Business Combination” means, collectively, the Merger, the Domestication and the other transactions contemplated by the Business Combination Agreement.
“Business Combination Agreement” means the Business Combination Agreement, dated as of December 17, 2025 (as may be amended, restated, supplemented or otherwise modified from time to time) by and among CGC, Merger Sub, and Factorial.

“Business Combination Proposal” means the proposal to be considered at the EGM to approve and adopt the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement.
“Cayman Companies Act” means the Companies Act (as revised) of the Cayman Islands.
“CGC” means Cartesian Growth Corporation III (which prior to the Domestication is an exempted company incorporated under the laws of the Cayman Islands and after the Domestication will be a corporation incorporated under the laws of the State of Delaware).
“CGC Articles” means CGC’s amended and restated memorandum and articles of association.
“CGC Board” means the board of directors of CGC.
“CGC Class A Shares” means the Class A ordinary shares of CGC, par value $0.0001 per share.
“CGC Class B Shares” means the Class B ordinary shares of CGC, par value of $0.0001 per share.
“CGC Insiders” means the Sponsor, certain directors and officers of CGC, DirectorCo, and the independent directors of CGC.
“CGC Ordinary Shares” means, collectively, the CGC Class A Shares and CGC Class B Shares.
“CGC Private Placement Warrants Purchase Agreements” means, the (a) Private Placement Warrants Purchase Agreement, dated as of May 1, 2025, by and between CGC and the Sponsor, and (b) Private Placement Warrants Purchase Agreement, dated as of May 1, 2025, by and between CGC and Cantor.
“CGC Private Warrants” means the 6,800,000 CGC Warrants that were issued by CGC pursuant to the CGC Private Placement Warrants Purchase Agreements.
“CGC Public Warrants” means the 13,800,000 CGC Warrants that were issued by CGC in connection with its IPO.
“CGC Shareholders” means the holders of CGC Ordinary Shares.
“CGC Shareholder Approval” means the requisite vote by CGC Shareholders to approve and adopt the Business Combination Agreement and transactions contemplated thereby.
“CGC Warrant Agreement” means that certain Warrant Agreement, dated as of May 1, 2025, by and between CGC and Continental, as warrant agent.
“CGC Warrants” means warrants to purchase CGC Class A Shares as contemplated under the CGC Warrant Agreement, with each warrant exercisable for one CGC Class A Share at an exercise price of $11.50.
“Class B Share Conversion” means the election by each holder of the CGC Class B Shares, pursuant to the terms of the Sponsor Support Agreement, to convert each CGC Class B Share, on a one-for-one basis, into one CGC Class A Share.
“Closing” means the closing of the Business Combination.
“Closing Date” means the date the Closing occurs.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“completion window” means the time in which CGC has to complete its initial business combination pursuant to the terms of the CGC Articles, which is until the date that is 24 months from the closing of CGC’s IPO, or May 1, 2027.
“Condition Precedent Proposals” means the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal and the Organizational Documents Proposal, the approval of each of which is a condition to consummating the Business Combination.
“Consideration Ratio” means the number of shares of PubCo Common Stock issuable in exchange for each share of issuable or issued and outstanding Factorial capital stock upon the Merger, and is equal to the quotient obtained by dividing (x) the Aggregate Merger Consideration by (y) the Aggregate Fully Diluted Factorial Shares. Assuming that the Aggregate Fully Diluted Factorial Shares on the Closing Date is 28,438,338 shares, which represents the Factorial fully-diluted common stock as of December 31, 2025, and that the Redemption Price is approximately $10.30, which is estimated using an assumed Closing Date of May 14, 2026, the Estimated Consideration Ratio is approximately 3.76 shares of PubCo Common Stock for each outstanding share of Factorial capital stock on an as-converted basis.
“Continental” means Continental Stock Transfer & Trust Company, CGC’s transfer agent.
“DGCL” means the Delaware General Corporation Law.
“Director Election Proposal” means the proposal to be considered at the EGM to approve, by ordinary resolution, the election of seven (7) directors to serve on the PubCo Board.
“Domestication” means the domestication of CGC as a Delaware corporation, in which CGC will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the CGC Articles, Section 388 of the DGCL and Part XII of the Cayman Islands Companies Act (As Revised).
“Domestication Effective Time” means the effective time of the Domestication.
“Domestication Proposal” means the proposal to be considered at the EGM to approve, by special resolution, the Domestication.
“DTC” means The Depository Trust Company.
“EGM” means the extraordinary general meeting of CGC’s shareholders, to be held virtually at [•], Eastern Time, on [•], 2026. The EGM will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the CGC Articles, the physical location of the EGM will be at the offices of Greenberg Traurig, LLP at One Vanderbilt Avenue New York, NY 10017.
“Equity Value” means the sum of $1,100,000,000.
“ESPP” means the Factorial Holdings, Inc. 2026 Employee Stock Purchase Plan.
“ESPP Proposal” means the proposal to be considered at the EGM to approve, by ordinary resolution, the ESPP.
“Exchange Act” means the Securities Exchange Act of 1934.
“Factorial” means Factorial Inc., a Delaware Corporation.
“Factorial Board” means the board of directors of Factorial.
“Factorial Common Stock” means the shares of common stock of Factorial.
“Factorial Disclosure Schedules” means the disclosure schedules of Factorial to the Business Combination Agreement.
“Factorial Founders” means Siyu Huang and Alex Yu.
“Factorial Option” means each outstanding and unexercised option to purchase shares of Factorial Common Stock.
“Factorial Preferred Stock” means the shares of preferred stock of Factorial.
“Factorial Stockholder Approval” means the requisite vote by Factorial Stockholders to approve and adopt the Business Combination Agreement and transactions contemplated thereby.
“Factorial Stockholders” means the holders of Factorial Common Stock and Factorial Preferred Stock.
“Factorial Support Agreement” means the certain Factorial Support Agreement, dated as of December 17, 2025, by and among CGC, Factorial and the Factorial Supporting Stockholders.

v

“Factorial Supporting Stockholders” means certain stockholders of Factorial who are parties to the Factorial Support Agreement.
“Factorial Written Consent” means the written consent of a sufficient number of shares of Factorial Common Stock and Factorial Preferred Stock required to approve the Business Combination Agreement, each ancillary agreement to which Factorial is a party and the Business Combination.
“Founder Shares” means the CGC Class B Shares held by the Sponsor, DirectorCo and CGC’s independent directors and advisor.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Incentive Plan Proposal” means the proposal to be considered at the EGM to approve, by ordinary resolution, the PubCo Incentive Plan.
“Investor Stock Purchase Agreements” means the stock purchase agreements, dated December 17, 2025, by and between CGC and the PIPE Investors.
“Merger” means the merger of Merger Sub with and into Factorial and Factorial surviving the merger as a wholly-owned subsidiary of CGC.
“Merger Effective Time” means the effective time of the Merger.
“Merger Sub” means Fenway MS, Inc., a Delaware corporation and wholly-owned subsidiary of CGC.
“Nasdaq” means the Nasdaq Stock Market, LLC.
“Non-Redeeming Shareholders” means the CGC Shareholders who enter into Non-Redemption Agreements with CGC.
“Non-Redemption Agreements” means one or more Non-Redemption Agreements by and between CGC and a Non-Redeeming Shareholder (including as incorporated into an Investor Stock Purchase Agreement executed by such Non-Redeeming Shareholder), pursuant to which, among other things, such Non-Redeeming Shareholder agrees to refrain from exercising their redemption rights with respect to the NRA Shares.
“NRA Shares” means the CGC Class A Shares collectively held by the Non-Redeeming Shareholders pursuant to Non-Redemption Agreements.
“Organizational Documents Proposal” means the proposal to be considered at the EGM to approve, by special resolution, the PubCo Organizational Documents.
“Outside Date” means November 12, 2026.
“PIPE Investments” means the subscription for approximately $100 million of PIPE Shares pursuant to the Investor Stock Purchase Agreements.
“PIPE Investors” means certain qualified institutional buyers, institutional accredited investors and other accredited investors who entered into the Investor Stock Purchase Agreements with CGC.
“PIPE Shares” means the approximately $100 million shares of PubCo Series A Common Stock to be purchased as part of the PIPE Investments.
“Placement Agent” means Cantor.
“PubCo” means CGC after the consummation of the Domestication, which will be named Factorial Holdings, Inc.
“PubCo Board” means the board of directors of PubCo.
“PubCo Bylaws” means the proposed new bylaws of PubCo, to take effect upon the Domestication.
“PubCo Charter” means the proposed new certificate of incorporation of PubCo, to take effect upon the Domestication.

“PubCo Common Stock” means the PubCo Series A Shares and the PubCo Series B Shares, collectively.
“PubCo Series A Shares” means shares of PubCo’s Series A common stock, par value $0.00001 per share.
“PubCo Series B Shares” means shares of PubCo’s Series B common stock, par value $0.00001 per share.
“PubCo Incentive Plan” means the Factorial Holdings, Inc. 2026 Equity Incentive Plan.
“PubCo Option” means an option of PubCo containing the same terms, conditions, vesting and other provisions as are currently applicable to such Factorial Options, provided that each PubCo Option will be exercisable for the number of shares of PubCo Series A Common Stock equal to the Consideration Ratio multiplied by the number of shares of Factorial Common Stock subject to the Factorial Option as of immediately prior to the Merger Effective Time, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the Factorial Option divided by the Consideration Ratio, rounded up to the nearest whole cent.
“PubCo Organizational Documents” means, collectively, the PubCo Charter and PubCo Bylaws.
“PubCo Private Warrants” means the warrants issued in exchange for the CGC Private Warrants at the Closing, with each warrant exercisable for one share of PubCo Series A Common Stock at an exercise price of $11.50.
“PubCo Public Warrants” means the warrants issued in exchange for the CGC Public Warrants at the Closing, with each warrant exercisable for one share of PubCo Series A Common Stock at an exercise price of $11.50.
“PubCo Warrants” means the PubCo Private Warrants and the PubCo Public Warrants.
“PubCo RSU” means a restricted stock unit award of PubCo containing the same terms, conditions, vesting and other provisions as are currently applicable to such Factorial RSU, provided that each PubCo RSU will be settled in the number of shares of PubCo Series A Common Stock as set forth on an allocation schedule, rounded down to the nearest whole share.
“Public Shareholder” means a holder of Public Shares.
“Public Shares” means the CGC Class A Shares initially issued in CGC’s IPO (whether they are purchased in the initial public offering or thereafter in the open market).
“Public Shares subject to redemption” means the Public Shares held by Public Shareholders other than the Non-Redeeming Shareholders.
“Redemption Price” means the per-share price, payable in cash, equal to the pro rata portion of the funds held in the Trust Account (including interest earned on the funds held in the Trust Account not previously released to CGC to pay its taxes, net of taxes payable), calculated as of two business days prior to the consummation of the Business Combination) at which each Public Share may be redeemed in connection with the Business Combination, pursuant to the CGC Articles.
“Record Date” means [•], 2026.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“SPAC” means a special purpose acquisition company.
“Sponsor” means CGC III Sponsor LLC, a Cayman Islands limited liability company.
“Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of December 17, 2025 (as it may be amended or supplemented from time to time), by and between the Sponsor and Factorial.

“Stock Issuance Proposal” means the proposal to be considered at the EGM to approve, by ordinary resolution, including for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance or potential issuance of (i) shares of PubCo Common Stock to the CGC Shareholders in the Domestication and Factorial Stockholders in the Merger pursuant to the Business Combination Agreement, (ii) shares of PubCo Series A Common Stock to the PIPE Investors in the PIPE Investment pursuant to the Investor Stock Purchase Agreements and (iii) any other issuances of PubCo Series A Common Stock and securities convertible into or exercisable for PubCo Series A Common Stock pursuant to subscription, purchase or similar agreements CGC has entered, or may enter, into prior to the Closing.
“Surviving Corporation” means Factorial after the Merger.
“Trust Account” means the trust account established in connection with CGC’s initial public offering.
“Underwriting Agreement” means the Underwriting Agreement, dated May 1, 2025, by and between CGC and Cantor.
“U.S. GAAP” means the accounting principles generally accepted in the United States of America.
“Warrant Exchange” means the consummation of an exchange offer and consent solicitation pursuant to which the holders of CGC Public Warrants will exchange their CGC Public Warrants for [•] shares of PubCo Series A Common Stock per CGC Public Warrant.
“Working Capital Loans” means any loans provided by the Sponsor and CGC’s officers and directors to finance transaction costs in connection with the Business Combination.

FINANCIAL STATEMENT PRESENTATION
CGC
The historical audited financial statements of CGC as of and for the period from October 29, 2024 (inception) to December 31, 2024 were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are denominated in U.S. dollars.
Factorial
The historical audited financial statements of Factorial as of and for the year ended December 31, 2024 were prepared in accordance with U.S. GAAP and are denominated in U.S. dollars.
Rounding and Negative Amounts
Certain numerical information and other amounts and percentages in this proxy statement/prospectus, including financial data, have been rounded. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables may not conform exactly to the total figure given for that column or row or the sum of certain numbers presented as a percentage may not conform exactly to the total percentage given.
In preparing the audited and unaudited historical financial statements of CGC and Factorial, most numerical figures are presented in thousands. For the convenience of the reader of this proxy statement/prospectus, certain numerical figures in this proxy statement/prospectus are rounded to the nearest thousand. As a result of this rounding, certain numerical figures presented herein may vary slightly from the corresponding numerical figures presented in CGC’s and Factorial’s financial statements.
The percentages presented in the textual financial disclosure in this proxy statement/prospectus are derived directly from the financial information contained in CGC’s and Factorial’s financial statements. The percentages derived from CGC’s and Factorial’s financial statements may be computed using the numerical figures expressed in thousands in its financial statements. Therefore, such percentages are not calculated on the basis of the financial information in the textual disclosure that has been subjected to rounding adjustments in this proxy statement/prospectus.
In tables, negative amounts are shown between parentheses. Otherwise, negative amounts may also be shown by “—” before the amount.
Currency Presentation
The financial statements of CGC and Factorial are measured and presented using United States dollars.
References to “$,” “US$” and “U.S. dollar” each refer to the United States dollar.

MARKET AND INDUSTRY DATA
CGC and Factorial are responsible for the disclosure contained in this proxy statement/prospectus. However, information contained in this proxy statement/prospectus concerning the market and the industry in which Factorial competes, including its market position, general expectations of market opportunity, size and growth rates, is based on information from various third-party sources, on assumptions made by Factorial based on such sources and Factorial’s knowledge of the markets for its services and solutions. This information and any estimates provided herein involve numerous assumptions and limitations, and third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable. The industry in which Factorial operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors — Risks Related to Factorial” and elsewhere in this proxy statement/prospectus.
Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although CGC and Factorial have not independently verified the accuracy or completeness of third-party information, CGC and Factorial believe the industry and market information included in this proxy statement/prospectus is reliable. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.
Notwithstanding anything in this proxy statement/prospectus to the contrary, CGC and Factorial are responsible for all disclosures in this proxy statement/prospectus.

x

TRADEMARKS, TRADE NAMES AND SERVICE MARKS
This document contains references to trademarks, trade names and service marks belonging to Factorial or to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements included in this proxy statement/prospectus that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.
These forward-looking statements include, but are not limited to:
•
statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity;

•
expectations and timing related to the success, cost and timing of product development activities;

•
financing and other business milestones; potential benefits of the Business Combination; and

•
expectations relating to the Business Combination, including the proceeds of the Business Combination, the financing and Factorial’s expected cash runway and the timing of the Closing of the Business Combination.

These statements are based on various assumptions and on the current expectations of Factorial’s and CGC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions. Many actual events and circumstances are beyond the control of Factorial and CGC.
These forward-looking statements are subject to a number of risks and uncertainties, including —
•
changes in domestic and foreign business, market, financial, political, and legal conditions;

•
economic uncertainty and capital markets disruption, which has been significantly impacted by a new U.S. presidential administration and accompanying regulatory activities and economic policies and events related thereto, ongoing military conflicts and geopolitical instability and inflation and interest rates;

•
the risk that the approval of the CGC Shareholders or any other condition to Closing is not obtained;

•
failure to realize the anticipated benefits of the Business Combination;

•
the ability to obtain and/or maintain the listing of the PubCo Series A Common Stock on Nasdaq;

•
future financial performance of PubCo following the Business Combination;

•
risks relating to any legal proceedings that may be instituted against CGC, PubCo or others following the announcement of the Business Combination;

•
international trade disputes, including threatened or implemented tariffs by the U.S. and threatened or implemented tariffs by foreign countries in retaliation;

•
the effects of competition on Factorial’s future business; and

•
the amount of redemption requests made by CGC’s Public Shareholders.

Additional risks related to Factorial’s business include, but are not limited to:
•
Factorial’s limited operating history;

•
risks associated with Factorial’s efforts to commercialize its products;

•
Factorial’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all;

•
the impact of competing products on Factorial’s business;

•
intellectual property-related claims;

•
Factorial’s dependence upon its key personnel and ability to attract and retain such personnel and additional qualified personnel; and

•
Factorial’s ability to source the raw materials for its products.

If any of these risks materialize or CGC’s or Factorial’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CGC or Factorial presently know or that CGC and Factorial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect CGC’s and Factorial’s expectations, plans, or forecasts of future events and views as of the date of this proxy statement/prospectus and are qualified in their entirety by reference to the cautionary statements herein. CGC and Factorial anticipate that subsequent events and developments will cause CGC’s and Factorial’s assessments to change. These forward-looking statements should not be relied upon as representing CGC’s and Factorial’s assessments as of any date subsequent to the date of this proxy statement/prospectus. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither CGC, Factorial, nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the EGM and the proposals to be presented at the EGM, including with respect to the Business Combination. The following questions and answers do not include all the information that is important to CGC Shareholders. Shareholders are urged to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the Business Combination and the voting procedures for the EGM.
Q:
Why am I receiving this proxy statement/prospectus?

A:
You are receiving this proxy statement/prospectus because you are a shareholder of CGC and you are entitled to vote at the EGM to approve the matters set forth herein. This document serves as:

•
a proxy statement of CGC to solicit proxies for the EGM to vote on the proposals set forth herein; and

•
a prospectus of CGC to offer PubCo Common Stock to CGC Shareholders and Factorial Stockholders (other than the Factorial Supporting Stockholders) in the Business Combination.

CGC Shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Business Combination Agreement and approve the Business Combination. CGC is proposing to consummate the Business Combination with Factorial. CGC, Merger Sub and Factorial have entered into the Business Combination Agreement, the terms of which are described in this proxy statement/prospectus. A copy of the Business Combination Agreement is attached hereto as Annex A. CGC urges its shareholders to read the Business Combination Agreement in its entirety.
THE VOTE OF CGC SHAREHOLDERS IS IMPORTANT. CGC SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE EGM.
Q:
What proposals are CGC Shareholders being asked to vote on?

A:
At the EGM, CGC is asking holders of CGC Ordinary Shares to consider and vote upon the following proposals:

•
the Business Combination Proposal;

•
the Domestication Proposal;

•
the Stock Issuance Proposal;

•
the Organizational Documents Proposal;

•
the Advisory Organizational Documents Proposals;

•
the Incentive Plan Proposal;

•
the ESPP Proposal;

•
the Director Election Proposal; and

•
the Adjournment Proposal (if presented).

If CGC’s shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Business Combination Agreement are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could be terminated and the Business Combination may not be consummated. See “Proposal No. 1 — The Business Combination Proposal,” “Proposal No. 2 — The Domestication Proposal,” “Proposal No. 3 — The Stock Issuance Proposal,” “Proposal No. 4 — The Organizational Documents Proposal,” “Proposal No. 6 — The Incentive Plan Proposal,” and “The Business Combination,” of this proxy statement/prospectus, respectively.

CGC will hold the EGM to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the EGM. CGC Shareholders should read it carefully.
After careful consideration, the CGC Board has determined that each of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Incentive Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal, if presented, are fair, advisable, and in the best interests of CGC and its shareholders and recommends that you vote or give instruction to vote “FOR” each of those proposals.
The existence of financial and personal interests of one or more of CGC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of CGC and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and CGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.
Q:
Are the proposals conditioned on one another?

A:
Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the EGM. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Organizational Documents Proposals, Director Election Proposal, and ESPP Proposal are each also conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

Q:
I am a holder of Public Shares. Why am I receiving this proxy statement/prospectus?

A:
Upon consummation of the Business Combination, and without any action on the part of any party or any other person, each outstanding CGC Class A Share (including CGC Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of PubCo Series A Common Stock. This proxy statement/prospectus includes important information about PubCo and the business of PubCo and its subsidiaries following consummation of the Business Combination. CGC urges you to read the information contained in this proxy statement/prospectus carefully.

Q:
Why is CGC proposing the Business Combination?

A:
CGC was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses.

On May 5, 2025, CGC consummated its initial public offering of 27,600,000 units (the “CGC Units”), including the issuance of 3,600,000 CGC Units as a result of the underwriter’s exercise in full of its over-allotment option. The CGC Units were sold at a price of $10.00 per CGC Unit, generating gross proceeds to CGC of $276,000,000. Simultaneously with the IPO, CGC consummated the sale of an aggregate of 6,800,000 Private Placement Warrants (the “CGC Private Warrants”) to the Sponsor and Cantor, the representative of the underwriters of the IPO, at a price of $1.00 per warrant, generating gross proceeds of $6,800,000. Of those 6,800,000 CGC Private Warrants, the Sponsor purchased 4,400,000 CGC Private Warrants and Cantor purchased 2,400,000 CGC Private Warrants. Each CGC Unit consists of one CGC Class A Share and one-half of one redeemable warrant. Each whole warrant entitles the holder to purchase one CGC Class A Share at a price of $11.50 per share. A total of $276,000,000, comprised of the net proceeds from the IPO and the sale of the private placement shares to the Sponsor, was placed in the Trust Account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S.

government treasury obligations. Since the IPO, CGC’s activity has been limited to the evaluation of business combination target companies.
The CGC Board considered a wide variety of factors in connection with its evaluation of the Business Combination, including CGC Board’s review of the results of the due diligence conducted by CGC management and its advisors. As a result, the CGC Board concluded that the Business Combination with Factorial would present a unique business combination opportunity and is in the best interests of CGC and its shareholders. The CGC Board also considered certain potentially material negative factors as well as certain potential conflicts of interest in arriving at that conclusion. These factors are discussed in greater detail in the section entitled “Proposal No. 1 — The Business Combination Proposal — The CGC Board’s Reasons for the Approval of the Business Combination,” as well as in the section entitled “Risk Factors.”
Q:
What will happen in the Business Combination?

A:
The Business Combination is structured as follows:

(A)
Immediately prior to the Domestication, (1) CGC will effect the redemption of the Public Shares that are validly submitted for redemption and not withdrawn, and (2) the Class B Share Conversion will occur, whereby each holder of issued and outstanding CGC Class B Share will irrevocably and unconditionally elect to convert, on a one-for-one basis, each CGC Class B Share held by it into one CGC Class A Share.

(B)
The Domestication is intended to occur one business day prior to the Closing, whereby CGC will de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation. In connection with the Domestication, CGC will change its name to “Factorial Holdings, Inc.”

(C)
At the Domestication Effective Time, each outstanding CGC Class A Share (excluding Public Shares validly submitted for redemption, but including CGC Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of PubCo Series A Common Stock.

(D)
At the Merger Effective Time, each share of Factorial’s capital stock that is issued and outstanding as of immediately prior to the Merger Effective Time (excluding treasury shares, dissenting shares and shares held by the Factorial Founders) will be automatically canceled and converted into the right to receive a corresponding number of shares of PubCo Series A Common Stock equal to the Consideration Ratio and each share of Factorial’s capital stock that is issued and outstanding as of immediately prior to the Merger Effective Time held by the Factorial Founders will automatically be canceled and converted into the right to receive a corresponding number of shares of Series B Common Stock equal to the Consideration Ratio (see “Consideration” below).

(E)
Additionally, at the Merger Effective Time,

•
each outstanding and unexercised option to purchase shares of Factorial common stock (each, a “Factorial Option”) will become an option of PubCo (each, a “PubCo Option”) containing the same terms, conditions, vesting and other provisions as are currently applicable to such Factorial Options, provided that each PubCo Option will be exercisable for the number of shares of PubCo Series A Common Stock equal to the Consideration Ratio multiplied by the number of shares of Factorial common stock subject to the Factorial Option as of immediately prior to the Merger Effective Time, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the Factorial Option divided by the Consideration Ratio, rounded up to the nearest whole cent;

•
each restricted stock unit award (each, a “Factorial RSU”) that is outstanding with respect to shares of Factorial Common Stock (as defined below) will be cancelled in exchange for a restricted stock unit award of PubCo under the PubCo Incentive Plan (each, a “PubCo RSU”) containing the same terms, conditions, vesting and other provisions as are currently applicable to such Factorial RSU, provided that each PubCo RSU will settle in a number of shares of PubCo

Series A Common Stock equal to a number of shares of PubCo Series A Common Stock as set forth on an allocation schedule, rounded down to the nearest whole share;
•
all convertible debt securities of Factorial will be converted into Factorial Common Stock pursuant to their respective terms;

•
each issued and outstanding share of preferred stock of Factorial (“Factorial Preferred Stock”) will be converted into and become a number of shares of Factorial Common Stock in accordance with the terms of Section 5.1 of Factorial Certificate of Incorporation; and

•
each issued and outstanding warrant of Factorial (each, a “Factorial Warrant”) will be converted into and become a number of shares of Factorial Common Stock in accordance with the terms of the corresponding warrant agreement.

Q:
What are the reasons for the structure and timing of the Business Combination and the PIPE Investment, and the Non-Redemption Agreements?

A:
CGC was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. Following the completion of its IPO, at the direction of the CGC Board, CGC’s management and directors commenced a search for potential business combination targets, leveraging CGC’s and Sponsor’s network of company founders and executives, investment bankers, private equity firms and hedge funds and numerous other business relationships, as well as the prior experience and network of CGC’s management and directors. CGC conducted preliminary due diligence on, and, in some cases, entered into confidentiality agreements with, more than one dozen companies from May 2025 through December 2025, including Factorial. CGC management ultimately decided to focus its efforts on Factorial because, following its preliminary review of other potential targets, CGC concluded that Factorial represented the most attractive opportunity based on its alignment with CGC’s investment criteria and strategic objectives established at the time of its IPO.

The terms of the Business Combination Agreement are the result of extensive negotiations between the representatives of CGC and Factorial, each in consultation with its advisors, which occurred between August 5, 2025 and December 17, 2025.
CGC and Factorial pursued the PIPE Investment in order to provide additional capital to fund Factorial’s operations, research and development, and administration after the Business Combination is completed.
Concurrently with the execution of the Business Combination Agreement, on December 17, 2025, CGC entered into a Stock Purchase Agreement with an affiliate of the Sponsor and a Stock Purchase Agreement with a certain institutional investor. Pursuant to the Investor Stock Purchase Agreements, the PIPE Investors agreed to subscribe for and purchase, and CGC agreed to issue and sell to the PIPE Investors, on the Closing Date, an aggregate of 9,927,184 shares of PubCo Series A Common Stock, at an average subscription price of $10.08 per share (assuming a Redemption Price (as defined in the CGC Articles) of $10.30 per share) for aggregate gross proceeds of $100,000,000. No existing Factorial Stockholders (other than investors who were existing CGC Shareholders) subscribed to the PIPE Investments, existing CGC Shareholders (other than investors who were existing Factorial Stockholders) or their affiliates subscribed for $25 million of the PIPE Investments, no investors who were both existing shareholders of CGC and Factorial subscribed for PIPE Investments, and investors who were neither existing Factorial Stockholders nor existing CGC Shareholders subscribed for $75 million of the PIPE Investments. Either PIPE Investor may satisfy the purchase obligations under its respective Investor Stock Purchase Agreement through the purchase of CGC Class A Shares on the open market, provided such PIPE Investor complies with the requirements of their Investor Stock Purchase Agreement or a separate Non-Redemption Agreement, as applicable, with respect to the treatment of such shares.
As contemplated by the Business Combination Agreement, the structure and timing of the Business Combination and the PIPE Investment, are consistent with common practice in initial business combination transactions consummated by special purpose acquisition companies. In addition, the timing for the consummation of the Business Combination provided for in the Business Combination Agreement and Investor Stock Purchase Agreements, which was effectively as soon as reasonably practicable following the execution of the Business Combination Agreement, was determined and agreed by the parties in light of general business considerations weighing in favor of consummating the transaction promptly and the deadline for CGC to complete an initial business combination pursuant to the CGC Articles.
For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination.”
Q:
What will CGC Shareholders receive in the Business Combination?

A:
Upon the Domestication, each outstanding CGC Class A Share (excluding Public Shares validly submitted for redemption, but including CGC Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of PubCo Series A Common Stock.

Q:
What will Factorial Stockholders receive in the Business Combination?

A:
At the Merger Effective Time, each share of Factorial’s capital stock that is issued and outstanding as of immediately prior to the Merger Effective Time (excluding treasury shares, dissenting shares and shares held by the Factorial Founders) will be automatically canceled and converted into the right to receive a corresponding number of shares of PubCo Series A Common Stock equal to the Consideration Ratio and each share of Factorial’s capital stock that is issued and outstanding as of immediately prior to the Merger Effective Time held by the Factorial Founders will automatically be canceled and converted into the right to receive a corresponding number of shares of Series B Common Stock equal to the Consideration Ratio.

The Aggregate Merger Consideration to be issued to Factorial Stockholders in connection with the Merger will be determined by dividing (a) the Equity Value by (b) the Redemption Price. The Consideration Ratio is equal to the quotient obtained by dividing (x) the Aggregate Merger Consideration by (y) the Aggregate Fully Diluted Factorial Shares. Accordingly, assuming that the Aggregate Fully Diluted Factorial Shares on the Closing Date is 28,438,338 shares, which represents the Factorial fully-diluted common stock as of December 31, 2025, and that the Redemption Price is approximately $10.30, which is estimated using an assumed Closing Date of May 14, 2026, the Estimated Consideration Ratio is approximately 3.76 shares of PubCo Common Stock for every outstanding share of Factorial capital stock on an as-converted basis.
Additionally, at the Merger Effective Time,
•
each outstanding and unexercised option to purchase shares of Factorial Common Stock will become an option of PubCo containing the same terms, conditions, vesting and other provisions as are currently applicable to such Factorial Options, provided that each PubCo Option will be exercisable for the number of shares of PubCo Series A Common Stock equal to the Consideration Ratio multiplied by the number of shares of Factorial common stock subject to the Factorial Option as of immediately prior to the Merger Effective Time, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the Factorial Option divided by the Consideration Ratio, rounded up to the nearest whole cent;

•
each restricted stock unit award that is outstanding with respect to shares of Factorial Common Stock will be cancelled in exchange for a restricted stock unit award of PubCo under the PubCo Incentive Plan containing the same terms, conditions, vesting and other provisions as are currently applicable to such Factorial RSU, provided that each PubCo RSU will settle in a number of shares of PubCo Series A Common Stock equal to a number of shares of PubCo Series A Common Stock as set forth on an allocation schedule, rounded down to the nearest whole share;

•
all convertible debt securities of Factorial will be converted into Factorial Common Stock pursuant to their respective terms;

•
each issued and outstanding share of Factorial Preferred Stock will be converted into and become a number of shares of Factorial Common Stock in accordance with the terms of Section 5.1 of Factorial Certificate of Incorporation; and

•
each issued and outstanding Factorial Warrant will be converted into and become a number of shares of Factorial Common Stock in accordance with the terms of the corresponding warrant agreement.

In considering the recommendation of the CGC Board to vote in favor of approval of the proposals set forth in this proxy statement/prospectus, unaffiliated CGC Shareholders should keep in mind that the Sponsor and CGC’s directors and officers and entities affiliated with them, have interests in such proposals that are different from, or in addition to, those of unaffiliated CGC Shareholders. See “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination” and “Certain Relationships and Related Persons Transactions” for more information.
Q:
Will CGC and Factorial obtain new financing in connection with the Business Combination and are there any arrangements to help ensure that CGC will have sufficient funds to consummate the Business Combination and that PubCo has sufficient funds to operate Factorial’s business following the Closing?

A:
Concurrently with the execution of the Business Combination Agreement, on December 17, 2025, CGC entered into a Stock Purchase Agreement with an affiliate of the Sponsor and a Stock Purchase Agreement with a certain institutional investor. Pursuant to the Investor Stock Purchase Agreements, the PIPE Investors agreed to subscribe for and purchase, and CGC agreed to issue and sell to the PIPE Investors, on the Closing Date, an aggregate of 9,927,184 shares of PubCo Series A Common Stock, at an average subscription price of $10.08 per share (assuming a Redemption Price of $10.30 per share), for aggregate gross proceeds of $100,000,000. No existing Factorial Stockholders (other than investors who were existing CGC Shareholders) subscribed to the PIPE Investments, existing CGC Shareholders (other than investors who were existing Factorial Stockholders) or their affiliates subscribed for $25 million of the PIPE Investments, no investors who were both existing shareholders of CGC and Factorial subscribed for PIPE Investments, and investors who were neither existing Factorial Stockholders nor existing CGC Shareholders subscribed for $75 million of the PIPE Investments. Either PIPE Investor may satisfy the purchase obligations under their Investor Stock Purchase Agreements through the purchase of CGC Class A Shares on the open market, provided such PIPE Investor complies with the requirements of their Investor Stock Purchase Agreement or a separate Non-Redemption Agreement, as applicable, with respect to the treatment of such shares.

The obligations of the PIPE Investors to consummate the PIPE Investments are conditioned upon, among other things: (i) the PubCo Series A Common Stock, including the PIPE Shares, having been approved for listing on Nasdaq or the New York Stock Exchange, subject only to official notice of issuance; (ii) the satisfaction or waiver of the conditions to closing set forth in Section 6 of the Business Combination Agreement; and (iii) no governmental authority having enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation having the effect of making the consummation of the transactions contemplated by the Business Combination Agreement (including, without limitation, the Domestication) illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Investor Stock Purchase Agreements.”
CGC may enter into non-redemption agreements with certain shareholders, pursuant to which, among other things, the Non-Redeeming Shareholders will irrevocably and unconditionally agree, for the benefit of CGC, that neither they nor their controlled affiliates will exercise any redemption rights under the CGC Articles with respect to certain CGC Class A Shares held by such Non-Redeeming Shareholders at any meeting of the CGC Shareholders. Each of the Non-Redeeming Shareholders will also agree (i) not to transfer directly or indirectly the NRA Shares held by it until the earlier of (x) the Closing Date, (y) the termination of the Business Combination Agreement in accordance with its terms and (z) the termination of the Non-Redemption Agreement in accordance with its terms; and (ii) to vote its NRA Shares in favor of the Business Combination Agreement, the Domestication and Merger and each other proposal brought by the CGC in connection with the Business Combination and in favor of any proposal brought by CGC to adjourn or postpone the EGM (provided, that, in the case of the Sponsor or any of its affiliates, such persons will tender an “abstain” vote with respect to such matters). The Non-Redemption Agreements will not provide for any consideration to be paid by

CGC or Factorial to the Non-Redeeming Shareholders in connection with such agreements. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Non-Redemption Agreement.”
Q:
What equity stake will current CGC Shareholders and Factorial Stockholders hold in PubCo immediately after the Closing?

A:
The following tables illustrate estimated ownership levels in PubCo, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Shareholders.

The following table excludes the dilutive effect of PubCo Options, PubCo RSUs and shares of PubCo Series A Common Stock that will initially be available for issuance under the PubCo Incentive Plan and ESPP.
	Pro Forma Combined
	No Redemptions Scenario		50% Redemptions Scenario		Maximum Redemptions Scenario
	Shares	%	Shares	%	Shares	%
CGC Public Shareholders	27,600,000	21%	13,800,000	11%	—	—%
Sponsor and DirectorCo(1)	5,900,000	4%	5,900,000	5%	5,900,000	6%
Factorial Stockholders	90,872,244	67%	90,872,244	75%	90,872,244	84%
PIPE Investors(2)	10,927,184	8%	10,927,184	9%	10,927,184	10%
Pro forma total shares of the PubCo Common Stock outstanding at Closing	135,299,428	100%	121,499,428	100%	107,699,428	100%

(1)
Amount includes 5,800,000 Founder Shares held by the Sponsor and 100,000 Founder Shares held by DirectorCo (in which, each of CGC’s independent directors and advisor hold an interest in 30,000 Founder Shares).

(2)
Amount includes the estimated 9,927,184 shares of PubCo Series A Common Stock to be issued to the PIPE Investors, at an average subscription price of $10.08 per share (assuming a Redemption Price of $10.30 per share), plus the 1,000,000 shares to be transferred to the PIPE Investors by the Sponsor under the Investor Stock Purchase Agreements.

The following table shows possible sources of dilution and the extent of such dilution that non-redeeming Public Shareholders could experience in connection with the closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all PubCo Warrants for cash, which will each be exercisable for one share of PubCo Series A Common Stock at a price of $11.50 per share, the exercise of all PubCo Options for cash, which will each be exercisable for one share of PubCo Series A Common Stock at a price of approximately $1.04 per share (based on the Estimated Consideration Ratio) and settlement of all PubCo RSUs. The table excludes shares of PubCo Series A Common Stock that will initially be available for issuance under the PubCo Incentive Plan and ESPP, as such shares will not be outstanding on the Closing Date. The table does not assume the consummation of any exchange of the PubCo Warrants for shares of PubCo Series A Common Stock.

	Pro Forma Combined
	No Redemptions Scenario		50% Redemptions Scenario		Maximum Redemptions Scenario
	Shares	%	Shares	%	Shares	%
CGC Public Shareholders	27,600,000	15%	13,800,000	8%	—	—%
Sponsor and DirectorCo(1)	5,900,000	3%	5,900,000	4%	5,900,000	4%
Factorial Stockholders	116,939,725	64%	116,939,725	70%	116,939,725	76%
PIPE Investors(2)	10,927,184	6%	10,927,184	6%	10,927,184	7%
Public Warrants	13,800,000	8%	13,800,000	8%	13,800,000	9%
Private Warrants	6,800,000	4%	6,800,000	4%	6,800,000	4%
Pro forma total shares of the PubCo Common Stock outstanding at Closing	181,966,909	100%	168,166,909	100%	154,366,909	100%

(1)
Amount includes 5,800,000 Founder Shares held by the Sponsor and 100,000 Founder Shares held by DirectorCo (in which, each of CGC’s independent directors and advisor hold an interest in 30,000 Founder Shares).

(2)
Amount includes the estimated 9,927,184 shares of PubCo Series A Common Stock to be issued to the PIPE Investors, at an average subscription price of $10.08 per share (assuming a Redemption Price of $10.30 per share), plus the 1,000,000 shares to be transferred to the PIPE Investors by the Sponsor under the Investor Stock Purchase Agreements.

Share ownership presented in the two tables above is only presented for illustrative purposes and does not necessarily reflect what PubCo’s share ownership will be after the Closing. CGC and Factorial cannot predict how many of the Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the redemption amount and the number of Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above, and therefore the ownership percentages of Public Shareholders may also differ if the actual redemptions are different from these assumptions. The Public Shareholders that do not elect to redeem their Public Shares will experience immediate dilution as a result of the Business Combination. The Public Shareholders currently represent approximately 80% of the total issued and outstanding CGC Ordinary Shares. As noted in the above table, even if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership is expected to decrease from approximately 80% of the total issued and outstanding CGC Ordinary Shares prior to the Business Combination to approximately 15% of the total issued and outstanding PubCo Common Stock at the Closing. As redemptions increase, the overall percentage ownership held by the Sponsor and other CGC Insiders, Factorial Stockholders and the PIPE Investors will increase as compared to the overall percentage ownership held by Public Shareholders, thereby increasing dilution to Public Shareholders. For more information about the consideration to be received in the Business Combination, these scenarios, and the underlying assumptions, see “Unaudited Pro Forma Combined Financial Information.” See also “Risk Factors — Risks Related to CGC and the Business Combination — The CGC Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Series A Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that CGC’s current shareholders have on the management of PubCo.”
Q:
What is the effective purchase price attributed to the PubCo Series A Common Stock to be received by the Public Shareholders, the Sponsor, the other CGC Insiders, and the Factorial Stockholders at Closing?

A.
Pursuant to the Business Combination Agreement, Public Shareholders who do not redeem their Public Shares will receive one share of PubCo Series A Common Stock for each CGC Class A Share held by them immediately prior to the Domestication. While CGC cannot be certain of the price such Public Shareholders paid for their Public Shares, assuming they purchased their Public Shares for $10.00 per share, which was the price of the CGC Class A Shares sold in CGC’s IPO, the effective purchase price paid per share of PubCo Series A Common Stock issued to each Public Shareholder at Closing would be $10.00. In connection with CGC’s IPO, the Initial Shareholders paid an aggregate of $25,000 for the Founder Shares, or approximately $0.004 per share. In connection with the Business Combination, an aggregate of 6,800,000 Founder Shares held by the Sponsor and an additional 100,000 Founder Shares held by DirectorCo will be voluntarily converted on a one-for-one basis into CGC Class A Shares immediately prior to the Domestication, which will then automatically convert at the Domestication Effective Time into an equal number of shares of PubCo Series A Common Stock, valued at approximately $10.30 per share, which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement. The Factorial Stockholders will receive an estimated 90,872,244 shares of PubCo Series A Common Stock in the Business Combination, excluding an estimated 20,830,001 shares of PubCo Series A Common Stock issuable upon the exercise of PubCo Options, which is equal to $936.0 million divided by approximately $10.30, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of May 14, 2026 and an estimated 5,237,480 shares of PubCo Series A Common Stock issuable upon the settlement of PubCo RSUs. The PIPE Investors will purchase an estimated 9,927,184 shares of PubCo Series A Common Stock, at an average subscription price of $10.08 per share (assuming a Redemption Price of $10.30 per share), estimated using an assumed Closing Date of May 14, 2026. As a result of the low price the Sponsor paid for the Founder Shares, the Sponsor may realize a positive rate of return on its investment in the Founder Shares even if the market price per share of PubCo Series A Common Stock is below $10.00 per share after Closing, in which case the Public Shareholders may experience a negative rate of return on their investment. Based on the closing price of $[•] per CGC Class A Share on [•], the Sponsor may receive potential profits of approximately $[•] per Founder Share, and accordingly may make a substantial profit on its investment in the Founder Shares at a time when shares of PubCo Series A Common Stock may have lost significant value. On the other hand, if CGC liquidates without completing a business combination during the completion window, the Sponsor will lose its investment in CGC. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Investor Stock Purchase Agreements.”
For information about conflicts of interest with respect to the Sponsor and the other CGC Insiders, see “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination.” For information about the compensation of the Sponsor and our officers and directors, see “Information About CGC — Executive and Director Compensation.” For information about the securities owned by the Sponsor and other CGC Insiders, including transfer restrictions and required surrender and forfeitures, see “Beneficial Ownership of Securities” and “Certain Relationships and Related Persons Transactions.”
Q:
Who is the Sponsor?

A.
CGC III Sponsor LLC, the Sponsor, is a Cayman Islands limited liability company. The Sponsor was formed prior to the IPO for the purpose of acting as the sponsor of CGC. It is responsible for organizing, directing, and managing the business and affairs of CGC from its incorporation, through the consummation of the IPO, the negotiation of the Business Combination Agreement, until the consummation of the Business Combination. The Sponsor’s activities included identifying and negotiating terms with the underwriter of CGC’s IPO, other third-party service providers such as CGC’s auditors and legal counsel, and CGC’s directors and officers, and searching for and negotiating with potential business combination targets. Other than its investment in CGC and its work on behalf of CGC, the Sponsor is not engaged in any business. DirectorCo is a Cayman Islands limited liability company, which was formed to hold Founder Shares, including for the benefit of CGC’s independent directors. DirectorCo’s business is solely to hold CGC’s securities. The Sponsor made an initial investment of $25,000 to cover certain pre-IPO expenses, in exchange for the issuance of Founder Shares, or approximately $0.004 per share. In connection with the closing of the IPO, the Sponsor purchased 4,400,000 CGC Private Warrants, each exercisable to purchase one CGC Class A Share at $11.50 per share, at a price of $1.00 per CGC Private Warrant, or $4,400,000 in the aggregate.

The Sponsor and DirectorCo own an aggregate 20% of our issued and outstanding CGC Ordinary Shares as of the date of this proxy statement/prospectus. The Sponsor is the sole managing member of

DirectorCo, and Pangaea Three-B, LP, is the sole member of the Sponsor and is controlled by Peter Yu. Consequently, each of Pangaea Three-B, LP and Mr. Yu may be deemed to share voting and dispositive control over the Founder Shares held by the Sponsor and DirectorCo.
The Sponsor is an affiliate of Cartesian, a global private equity firm and registered investment adviser headquartered in New York City, New York. Cartesian has extensive experience providing growth capital to companies around the world. Since its inception in 2006, Cartesian has managed more than $3.0 billion in committed capital. Cartesian was founded by Peter Yu, who previously founded and served as Chief Executive Officer of AIGCP, a leading international private equity firm with over $4.5 billion in committed capital.
Past performance by our management team, including with respect to Cartesian and AIGCP, is not a guarantee of success with respect to the Business Combination with Factorial. You should not rely on the historical record of the performance of our management team or businesses associated with them, including Cartesian and AIGCP as indicative of our future performance of an investment in CGC or Factorial or the returns we will, or are likely to, generate going forward.
For information about conflicts of interest with respect to the Sponsor, see “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination.” For information about the compensation of the Sponsor and our officers and directors, see “Information About CGC — Executive and Director Compensation.” For information about the securities owned by the Sponsor, including transfer restrictions and required surrender and forfeitures, see “Beneficial Ownership of Securities” and “Certain Relationships and Related Persons Transactions.”
Q:
Did the CGC Board obtain a third-party opinion in determining whether or not to proceed with the Business Combination?

A:
The CGC Board is not required to and did not obtain a fairness opinion in connection with the Business Combination. CGC Shareholders are therefore relying on the judgment of the CGC Board, and you will not have assurance from an independent source that the consideration CGC is paying for Factorial is fair to CGC from a financial point of view.

Q:
Has the announcement of the Business Combination affected the trading price of the CGC Class A Shares?

A:
On December 17, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, the closing price of the CGC Class A Shares was $10.11. As of [•], the closing price of the CGC Class A Shares was $[•].

Q:
Are there material differences between my rights as a CGC Shareholder and my rights as a PubCo stockholder?

A:
Yes, there are certain material differences between your rights as a CGC Shareholder and your rights as a PubCo stockholder. Please read the sections entitled “Description of PubCo Securities” and “Comparison of Corporate Governance and Shareholder Rights.”

Q:
Do I have redemption rights?

A:
If you are a holder of Public Shares, you have the right to demand that CGC redeem such shares for a pro rata portion of the cash held in CGC’s Trust Account (including interest earned on the Trust Account not previously released to CGC to pay its taxes, net of taxes payable). These rights to demand redemption of the Public Shares are sometimes referred to herein as “redemption rights.” In connection with CGC’s IPO, the Sponsor, DirectorCo, and CGC’s officers, directors, and advisor entered into the Insider Letter with CGC, pursuant to which they agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares held by them in connection with the completion of an initial business combination. Such redemption rights waiver was provided at the time of the IPO without any separate consideration paid. Additionally, pursuant to the Sponsor Support Agreement, the

Sponsor, DirectorCo, and each of CGC’s independent directors and advisor who hold Founder Shares agreed not to redeem any CGC Ordinary Shares held by them in connection with the Business Combination.
The closing price of the CGC Class A Shares on [•], 2026, the Record Date, was $[•]. The cash held in the Trust Account on the Record Date was approximately $[•] million ($[•] per Public Share). Prior to exercising redemption rights, CGC Shareholders should verify the market price of the CGC Class A Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. CGC cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price, as there may not be sufficient liquidity in the CGC Class A Shares when Public Shareholders wish to sell their shares.
Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group, will be restricted from seeking redemption with respect to more than 20% of the issued and outstanding Public Shares. Accordingly, all Public Shares in excess of 20% held by a shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will not be redeemed.
Q:
Will my ability to exercise redemption rights be impacted by how I vote on the Business Combination Proposal?

A:
No. You may exercise your redemption rights irrespective of whether you vote your Public Shares for or against the Business Combination Proposal, Domestication Proposal, Stock Issuance Proposal, Organizational Documents Proposal, Advisory Organizational Documents Proposals, Incentive Plan Proposal, ESPP Proposal, Director Election Proposal and Adjournment Proposal, or any other proposal described by this proxy statement/prospectus and regardless of whether you hold Public Shares on the Record Date. As a result, the Business Combination Agreement can be approved by shareholders who will redeem their Public Shares and no longer remain shareholders, leaving shareholders who choose not to redeem their Public Shares holding shares in a company with a less liquid trading market, fewer shareholders, less cash and the potential inability to meet the listing standards of Nasdaq.

Q:
How do I exercise my redemption rights?

A:
If you are a holder of Public Shares and wish to exercise your redemption rights, you must, prior to [•] Eastern Time, on [•] (two business days prior to the scheduled vote at the EGM), (A) submit a written request to Continental that CGC redeem all or a portion of your Public Shares for cash, which request must include the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, and (B) tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) to Continental physically or electronically using the DTC’s DWAC System. Any holder of Public Shares (other than the Sponsor and the CGC Insiders) will be entitled to demand that such holder’s Public Shares be redeemed for a full pro rata portion of the amount then in the Trust Account (including interest earned on the Trust Account not previously released to CGC to pay its taxes, net of taxes payable) (which, for illustrative purposes, was approximately $[•], or $[•] per Public Share, as of [•], 2026).

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the deadline for submitting redemption requests and thereafter, with CGC’s consent, until the Closing. If you tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) for redemption to Continental and later decide to withdraw such request prior to the deadline for submitting redemption requests, you may request that Continental return the shares (physically or electronically). You may make such request by contacting Continental at the address listed at the end of this section.
Any written demand of redemption rights must be received by Continental prior to the redemption deadline. No demand for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to Continental prior to the deadline for submitting redemption requests.

If the redemption demand is properly made as described above, then, if the Business Combination is consummated, CGC will redeem these Public Shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your Public Shares for cash and will not be entitled to PubCo Series A Common Stock upon consummation of the Business Combination.
Q:
What are the U.S. federal income tax consequences of exercising my redemption rights?

A:
The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. See the section entitled “Material U.S. Federal Income Tax Considerations.”

If you are a holder of CGC Class A Shares contemplating exercising your redemption rights, you are urged to consult your tax advisor to determine the tax consequences thereof.
Q:
What are the U.S. federal income tax consequences of the Domestication?

A:
As discussed more fully under “Material U.S. Federal Income Tax Considerations,” and based on, and subject to, the assumptions, qualifications and limitations set forth in the opinion included as Exhibit 8.1 hereto, it is the opinion of Greenberg Traurig, LLP, that the Domestication should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Assuming that the Domestication so qualifies, and subject to the PFIC rules discussed below and under “Material U.S. Federal Income Tax Considerations,” U.S. Holders (as defined therein) will be subject to Section 367(b) of the Code and, as a result:

•
A U.S. Holder whose CGC Class A Shares have a fair market value of less than $50,000 on the date of the Domestication and who, on the date of the Domestication, owns (actually or constructively) less than 10% of the total combined voting power of all classes of shares of CGC entitled to vote and less than 10% of the total value of all classes of shares of CGC will not recognize any gain or loss and will not be required to include any part of CGC’s earnings in income;

•
A U.S. Holder whose CGC Class A Shares have a fair market value of $50,000 or more and who, on the date of the Domestication, owns (actually or constructively) less than 10% of the total combined voting power of all classes of CGC shares entitled to vote and less than 10% of the total value of all classes of CGC shares generally will recognize gain (but not loss) on the exchange of CGC Class A Shares for PubCo Common Stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its CGC Class A Shares, provided certain other requirements are satisfied; and

•
A U.S. Holder who owns (actually or constructively) 10% or more of the total combined voting power of all classes of CGC shares entitled to vote or 10% or more of the total value of all classes of CGC shares generally will be required to include in income as a deemed dividend the “all earnings and profits amount” attributable to its CGC Class A Shares.

As discussed more fully under “Material U.S. Federal Income Tax Considerations,” CGC believes that it is classified as a PFIC for U.S. federal income tax purposes. In such case, notwithstanding the U.S. federal income tax consequences of the Domestication discussed above, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain on the exchange of CGC Class A Shares or CGC Public Warrants for PubCo Common Stock or PubCo Warrants pursuant to the Domestication. Any such gain would be taxable income with no corresponding receipt of cash in the Domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. In addition, the proposed Treasury Regulations provide coordinating rules with other sections of the Code, including Section 367(b), which affect the manner in which the rules under such other sections apply to transfers of PFIC stock. However, it is not possible to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted and how any such Treasury Regulations would apply.

However, U.S. Holders that make or have made certain elections discussed further under “Material U.S. Federal Income Tax Considerations” with respect to their CGC Class A Shares generally are not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. Currently, there are no elections available that apply to the CGC Public Warrants, and the application of the PFIC rules to the CGC Public Warrants is unclear. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the section entitled “Material U.S. Federal Income Tax Considerations.”
Each U.S. Holder of CGC Class A Shares or CGC Public Warrants is urged to consult its tax advisor concerning the application of the PFIC rules, including the proposed Treasury Regulations, to the exchange of CGC Class A Shares and CGC Public Warrants for PubCo Common Stock and PubCo Warrants pursuant to the Domestication.
Additionally, the Domestication may cause non-U.S. Holders to become subject to U.S. federal income withholding taxes on any amounts treated as dividends paid in respect of such non-U.S. Holder’s PubCo Common Stock after the Domestication.
The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisors regarding the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see the section entitled “Material U.S. Federal Income Tax Considerations.”
Q:
Do I have appraisal or dissenters’ rights if I object to the proposed Business Combination?

A:
CGC Shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Cayman Companies Act. However, CGC Shareholders are still entitled to exercise the rights of redemption as set out in the subsection entitled “Extraordinary General Meeting — Redemption Rights” and the CGC Board has determined that the redemption proceeds payable to CGC Shareholders who exercise such redemption rights represents the fair value of those CGC Ordinary Shares. See the section entitled “Appraisal Rights and Dissenters’ Rights” for more information.

Q:
What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:
As of [•], 2026, the Record Date, there was approximately $[•] million in the Trust Account. Upon consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the Public Shares who properly exercise redemption rights, to fund PubCo’s or its subsidiaries’ working capital, growth and general corporate purposes and to pay fees and expenses incurred in connection with the Business Combination.

Q:
What underwriting and placement agency fees are payable in connection with the Business Combination?

A:
Pursuant to the Underwriting Agreement, dated May 1, 2025 (the “Underwriting Agreement”), by and between CGC and Cantor, Cantor was paid an upfront cash underwriting discount of $0.174 per Public Share, or $4,800,000 in the aggregate, paid upon the closing of the IPO (the “Upfront Discount”). In addition, Cantor was entitled to a deferred underwriting discount of 4.50% of the gross proceeds of the IPO held in the Trust Account, other than gross proceeds from CGC Units sold pursuant to the underwriter’s over-allotment option, and 6.50% of the gross proceeds from CGC Units sold pursuant to the underwriter’s over-allotment option, or $13,140,000 in the aggregate (the “Initial Deferred Discount”). Pursuant to a Fee Modification Agreement between CGC and Cantor dated December 17, 2025, should the Business Combination occur, the Deferred Discount would instead be reduced to equal the following (the “Deferred Discount”):

(a)   $3,750,000, plus
(b)   5.0% of the product of (x) the Redemption Price and (y) the number of Public Shares that are not redeemed by public shareholders of the Company in connection with closing of the Business

Combination (such shares, the “Unredeemed Shares”); but excluding any shares that are acquired by investors under non-redemption restrictions to satisfy obligations under any private placement financing conducted in connection with the Business Combination (including the PIPE Investment), not to exceed $2,500,000; plus
(c)   3.0% of the product of (x) the Redemption Price and (y) the number of Unredeemed Shares (excluding Unredeemed Shares included in the calculation in clause (b) above).
The Deferred Discount shall not, however, exceed $13.0 million. The Deferred Discount will become payable from the amounts held in the Trust Account solely on the closing of the Business Combination.
The following table illustrates the effective underwriting discount on a percentage basis for Public Shares at each redemption level identified below:
	No Redemptions Scenario	50% Redemptions Scenario	Maximum Redemptions Scenario*
Unredeemed Public Shares(1)	27,600,000	13,800,000	—
Trust Proceeds to PubCo(2)	$284,280,000	$142,140,000	$—
Deferred Discount	$13,000,000	$9,014,200	$3,750,000

*
The Maximum Redemptions Scenario represents the redemption of all Public Shares held by Public Shareholders, and assumes no shares that are subject to Non-Redemption Agreements are purchased by PIPE Investors to satisfy their obligations under the Investor Stock Purchase Agreements.

(1)
Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios. This amount reflects the assumed redemption of zero shares under the No Redemptions Scenario, 13,800,000 shares under the 50% Redemptions Scenario, and 27,600,000 shares redeemed under the Maximum Redemptions Scenario.

(2)
Represents the product of (i) Unredeemed Public Shares and (ii) the assumed Redemption Price. Uses approximately $10.30 as the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of May 14, 2026.

Additionally, CGC engaged Cantor (the “Placement Agent”) to act as its sole Placement Agent of the PIPE Investment. The Placement Agent is entitled to be paid a fee at the Closing equal to $3,750,000.
Q:
What happens if the Business Combination is not consummated?

A:
If CGC does not complete the Business Combination for whatever reason, CGC would search for another target business with which to complete a Business Combination. If CGC does not complete an initial business combination within the 24 months from the closing of its IPO, or by such earlier liquidation date as the CGC Board may approve (the “completion window”), CGC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to our obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law.

Q:
What interests do the Sponsor and CGC’s officers and directors have in the Business Combination?

A:
The Sponsor and CGC’s officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) the interests of unaffiliated CGC Shareholders. Further, CGC’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled

“Information Related to CGC — Conflicts of Interest.” We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The CGC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the proposals to be presented at the EGM, including the Business Combination Proposal. CGC Shareholders should take these interests into account in deciding whether to approve the proposals presented at the EGM, including the Business Combination Proposal. These interests include, among other things:
•
the fact that the Initial Shareholders hold 6,900,000 Founder Shares which were initially purchased for an aggregate of $25,000, and such shares will have a significantly higher value at the time of the Business Combination, estimated at approximately $[•] based on the closing price of $[•] per CGC Class A Share on Nasdaq on [•], 2026. CGC estimates that, at the Closing, the Initial Shareholders will hold an aggregate of 5,900,000 shares of PubCo Series A Common Stock issued upon the conversion of such Founder Shares, which if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the CGC Class A Shares on [•], 2026. However, given that such shares of PubCo Series A Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, CGC believes such shares have less value;

•
the fact that each of CGC’s independent directors holds 30,000 Founder Shares through membership interests in DirectorCo, which shares were transferred to such persons by the Sponsor in connection with their service to CGC, and such shares will have a significantly higher value at the time of the Business Combination, estimated at approximately $[•] based on the closing price of $[•] per CGC Class A Share on Nasdaq on [•], 2026. CGC estimates that, at the Closing, CGC’s independent directors will hold 90,000 shares of PubCo Series A Common Stock each, which if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the CGC Class A Shares on [•], 2026. However, given that such shares of PubCo Series A Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, CGC believes such shares have less value;

•
the fact that, as a result of the purchase price paid for the Founder Shares, if the Business Combination is completed, the Initial Shareholders and CGC’s independent directors are likely to be able to make a substantial profit on their investment in CGC even at a time when the PubCo Series A Common Stock has lost significant value. On the other hand, if the Business Combination is not completed and CGC liquidates without completing another initial business combination, the Initial Shareholders and CGC’s independent directors would lose their entire investment in CGC;

•
the fact that the Sponsor holds 4,400,000 CGC Private Warrants, initially purchased for $4,400,000 in the aggregate in a private placement that occurred simultaneously with the closing of the IPO, which will then automatically convert at the Domestication Effective Time into PubCo Private Warrants to purchase an equal number of shares of PubCo Series A Common Stock; provided, that, if the Warrant Exchange is consummated, then, pursuant to the CGC Warrant Agreement, then each CGC Private Warrant shall be exchanged for a number of shares of PubCo Series A Common Stock equal to the applicable exchange ratio for the exchange of CGC Public Warrants for shares of PubCo Series A Common Stock in the Warrant Exchange. CGC estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the CGC Class A Shares on [•], 2026. However, given that such shares of PubCo Series A Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, CGC believes such shares have less value;

•
the fact that the Sponsor Investor is an affiliate of the Sponsor and thus has an interest, in addition to the interest of the Sponsor in the Founder Shares and CGC Private Warrants, in the Business Combination;

•
the fact that the Initial Shareholders and CGC’s directors who own CGC Ordinary Shares have each waived their right to redeem any CGC Ordinary Shares held by them in connection with the shareholder vote to approve the Business Combination;

•
the fact that, if CGC were to liquidate rather than complete the Business Combination, the Initial Shareholders will lose their entire investment in CGC, which totals approximately $4,425,000 as of the date of this proxy statement/prospectus, comprising the $25,000 purchase price for the Founder Shares and the $4,400,000 purchase price for the CGC Private Warrants purchased by Sponsor in a private placement concurrently with the IPO, because the Initial Shareholders have waived their redemption rights with respect to such shares. The potential loss of this investment may have incentivized the Initial Shareholders and its affiliates to pursue the Business Combination transaction on unfavorable terms in order to avoid a liquidation;
•
the fact that, if the Trust Account is liquidated, including in the event CGC is unable to complete the Business Combination within the completion window, the Sponsor has agreed that it will be liable to CGC if and to the extent any claims by a third party for services rendered or products sold to CGC, or a prospective target business with which CGC has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable (but without deduction for any excise or similar tax that may be due or payable) and up to $100,000 of interest to pay dissolution expenses; provided that such obligation will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable), any claims by CGC’s independent registered public accounting firm, or any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•
the fact that, pursuant to the A&R Registration Rights Agreement, the Initial Shareholders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the PubCo Series A Common Stock following the consummation of the Business Combination. CGC estimates that the Initial Shareholders will hold an aggregate of [•] shares of PubCo Series A Common Stock subject to registration rights, assuming the Maximum Redemptions Scenario, and using a Redemption Price of approximately $[•];

•
the fact that the CGC Articles contain a waiver of the corporate opportunity doctrine, and there could have been business combination targets that would have been appropriate for a combination with CGC but were not offered due to a CGC director’s duties to another entity. CGC does not believe that the waiver of the corporate opportunity doctrine in the CGC Articles interfered with its ability to identify an acquisition target; and

•
the continued indemnification of former and current directors and officers of CGC and Initial Shareholders and the continuation of directors’ and officer’s liability insurance after the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to CGC, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About CGC — Conflicts of Interest.”
Q:
What interests do the Factorial directors and officers have in the Business Combination?

A:
Factorial’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of the CGC Shareholders generally. These interests include, among other things, the interests listed below:

•
Upon the completion of the Business Combination, the following persons are expected to be appointed Executive Officers of PubCo: Siyu Huang, Alex Yu, Richard Wei and Jason Duva. For a description of these arrangements see “Executive and Director Compensation of Factorial.”

•
In connection with the Business Combination, it is anticipated that the PubCo Board will adopt a new non-employee director compensation policy to govern PubCo effective as of the Closing. It is anticipated that the new non-employee director compensation policy will provide for annual cash retainers and certain equity awards that will be granted following the Business Combination.
•
Upon the completion of the Business Combination, Joseph M. Taylor, a director on the Factorial Board, will serve as the executive Chairperson of the PubCo board of directors. In connection with such service, Mr. Taylor’s compensation will be determined by the independent members of the PubCo Board.

•
Certain of Factorial’s directors are holders of, and/or are affiliated with entities that are holders of, Factorial equity interests and in such capacity will be entitled to receive the Aggregate Merger Consideration payable to all holders of such equity interests pursuant to the terms of the Business Combination Agreement.

Q:
What conditions must be satisfied to complete the Business Combination?

A:
Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) the PubCo Series A Common Stock to be issued in connection with the Business Combination Agreement, including the Aggregate Merger Consideration and the PIPE Shares, having been approved for listing on Nasdaq, subject to official notice of issuance; (ii) this registration statement having been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of this registration statement being in effect, and no proceedings for purposes of suspending the effectiveness of this registration statement having been initiated or threatened in writing by the SEC; and (iii) CGC Shareholder Approval and Factorial Stockholder Approval. The obligation of Factorial to consummate the Business Combination is subject to the fulfillment of other customary closing conditions, including, but not limited to, each PIPE Investor having funded the purchase price for such PIPE Investor’s Purchased Shares pursuant to such PIPE Investor’s Investor Stock Purchase Agreement into an escrow account and such PIPE Investor having otherwise fully performed its obligations thereunder and CGC having issued to the escrow agent such escrow release instructions as are required by the Investor Stock Purchase Agreements and/or such PIPE Investor having purchased any shares subject to any non-redemption agreement (in accordance with the provisions of such Investor Stock Purchase Agreement) to which such PIPE Investor is a party and otherwise fully performed its obligations under such non-redemption agreement. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing.”

The obligations of each party to consummate the PIPE Financing are conditioned upon, among other things, (i) the PubCo Series A Common Stock (including the PubCo Series A Common Stock issuable to the PIPE Investors pursuant to the Investor Stock Purchase Agreements) having been approved for listing on Nasdaq or the New York Stock Exchange, subject only to official notice of issuance; (ii) all conditions precedent to the Closing shall have been satisfied or waived and the closing of the Business Combination shall be scheduled to occur substantially concurrently with the closing of the PIPE Financing; and (iii) the absence of specified adverse judgments, orders, laws, rules or regulations enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Investor Stock Purchase Agreements. The obligations of CGC to consummate the PIPE Financing are further subject to additional conditions, including, among other things: (i) material truth and accuracy of the representations and warranties of the PIPE Investors, subject to customary bringdown standards; and (ii) material compliance by the PIPE Investors with their covenants, agreements and conditions under the Investor Stock Purchase Agreements. The obligations of the PIPE Investors to consummate the PIPE Financing are further subject to additional conditions, including, among other things: (i) the material truth and accuracy of the representations and warranties of CGC in the Investor Stock Purchase Agreements, subject to customary bringdown standards; and (ii) material compliance by CGC with its covenants, agreements and conditions under the Investor Stock Purchase Agreements. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Investor Stock Purchase Agreements.”
Q:
When do you expect the Business Combination to be completed?

A:
It is currently expected that the Business Combination will be consummated in mid-2026. This date depends, among other things, on the approval of the proposals to be put to CGC Shareholders at the

EGM. However, such meeting could be adjourned if the Adjournment Proposal is adopted by CGC’s shareholders at the EGM and CGC elects to adjourn the EGM to a later date or dates, if necessary or desirable. If the Adjournment Proposal is not approved, and a quorum is present, the CGC Board will not have the ability to adjourn the EGM to a later date in order to solicit further votes or take other steps to cause the conditions to the Business Combination to be satisfied, for example. In such event, the Business Combination would not be completed. For a description of the conditions for the completion of the Business Combination, see “Proposal No. 1 — The Business Combination Proposal.”
Q:
Following the Business Combination, will CGC’s securities continue to trade on a stock exchange?

A:
CGC will effect the Domestication from the Cayman Islands to Delaware, after which each outstanding CGC Class A Share (excluding Public Shares validly submitted for redemption, but including CGC Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of PubCo Series A Common Stock. It is a condition to the closing of the Business Combination and the obligations of the PIPE Investors to consummate the PIPE Investments that the PubCo Series A Common Stock, including the PIPE Shares, be approved for listing on Nasdaq, subject to official notice of issuance. Under the Business Combination Agreement and Investor Stock Purchase Agreement, this condition is for the benefit of both CGC and Factorial, on the one hand, and CGC and the PIPE Investors, on the other, and is subject to waiver by both parties to the agreement.

CGC has applied for listing, to be effective at Closing, of the PubCo Series A Common Stock on the Nasdaq Capital Market under the symbol “FAC.” However, it is important for you to consider that, at the time of the deadline for submitting redemption requests or the EGM, PubCo may not have received from Nasdaq either confirmation of the listing of the PubCo Series A Common Stock or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the deadline for submitting redemption requests or the EGM if PubCo has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without knowing whether PubCo’s securities will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived. Please see the subsection entitled “The Business Combination — Listing of PubCo’s Common Stock on Nasdaq” for additional information.
Q:
What do I need to do now?

A:
CGC urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a CGC Shareholder. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:
Who is entitled to vote at the EGM?

A:
CGC has fixed [•], 2026 as the Record Date for the EGM. If you were a shareholder of CGC at the close of business on the Record Date, you are entitled to vote on matters that come before the EGM. However, a shareholder may only vote his, her or its shares if he, she or it is present in person or is represented by proxy at the EGM.

Q:
How many votes do I have?

A:
CGC’s shareholders are entitled to one vote at the EGM for each CGC Ordinary Share held of record as of the Record Date. As of the close of business on the Record Date for the EGM, there were [•] CGC Ordinary Shares issued and outstanding, of which [•] were Public Shares.

Q:
How do I vote?

A:
The EGM will be held at [•] a.m., Eastern Time, on [•], 2026. The EGM will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the CGC Articles, the physical location of the EGM will be the offices of Greenberg Traurig, LLP, CGC’s legal counsel, at One Vanderbilt Avenue, New York, NY 10017.

If you are a holder of record of CGC Ordinary Shares on the Record Date, you may vote at the EGM or by submitting a proxy for the EGM. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. Any shareholder wishing to attend the meeting should register for the EGM by 5:00 p.m., Eastern Time, on [•], 2026, by contacting [•].
Q:
If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:
No. Your broker, bank or nominee cannot vote your shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

Q:
What constitutes a quorum?

A:
A quorum of CGC’s shareholders is necessary to hold a valid meeting. The presence, in person or by proxy, of one or more shareholders holding one-third of the issued and outstanding CGC Ordinary Shares entitled to vote at such meeting constitutes a quorum at the EGM. In the absence of a quorum, the EGM shall stand adjourned to the same time and place seven days hence, or to such other time and place as determined by the directors. There are [•] CGC Ordinary Shares outstanding as of the Record Date, and therefore, as of the Record Date for the EGM, [•] CGC Ordinary Shares would be required to achieve a quorum.

Q:
What vote is required to approve each proposal at the EGM?

A:
The following votes are required for each proposal at the EGM:

•
Business Combination Proposal:   Approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•
Domestication Proposal:   Approval of the Domestication Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the holders of issued and outstanding CGC Class B Shares who, being present in person or represented by proxy and entitled to vote thereon at the EGM, vote at the EGM. The holders of the CGC Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 47.2 of the CGC Articles.

•
Stock Issuance Proposal:   Approval of the Stock Issuance Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•
Organizational Documents Proposal:   Approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of the holders of a majority of at least two-thirds of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•
Advisory Organizational Documents Proposals:   Approval of each Advisory Organizational Documents Proposal requires an ordinary resolution on a non-binding and advisory only basis, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. The shareholder votes regarding these proposals are advisory in nature, and are not binding on CGC, the CGC Board, Factorial or PubCo Board.

•
Incentive Plan Proposal:   Approval of the Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•
ESPP Proposal:   Approval of the ESPP Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•
Director Election Proposal:   Approval of the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•
Adjournment Proposal:   Approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

As of the date hereof, the Initial Shareholders collectively own approximately 20% of the issued and outstanding CGC Ordinary Shares. The CGC Insiders have agreed to vote all CGC Ordinary Shares they own in favor of all of the proposals being presented at the EGM. The existence of financial and personal interests of one or more of CGC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of CGC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and CGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination.”
The Business Combination was not structured to require the approval of at least a majority of CGC’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.
Q:
What happens if a substantial number of the Public Shareholders vote in favor of the proposals herein and exercise their redemption rights?

A:
Public Shareholders are not required to vote in respect of the Business Combination Proposal and Merger Proposal in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

In the event of significant redemptions, with fewer Public Shares and Public Shareholders, the trading market for PubCo Series A Common Stock may be less liquid than the market for CGC Class A Shares was prior to the Business Combination, and PubCo may not be able to meet the listing standards for Nasdaq or another national securities exchange. If the net proceeds of the Business Combination and the PIPE Investments are less than Factorial anticipates, including as a result of redemptions of Public Shares, Factorial may need to make adjustments to its business plans in light of available capital resources and Factorial may need to seek additional funds earlier than Factorial anticipates. See “Risk Factors — Risks Related to Factorial — Risks Related to Our Limited Operating History — We will need substantial additional capital in the future to fund our business and may be unable to meet our future capital requirements, impairing our financial position and results of operations.”
The table below presents the Trust Account value per share to a Public Shareholder that elects not to redeem its shares across a range of varying redemptions scenarios. This Trust Account value per share includes the per share cost of the Deferred Discount and PIPE placement agent fees.

As of September 30, 2025
Trust Account Value	$280,669,717
Total Public Shares	27,600,000
Total Account Value per Public Share	$10.17
	No Redemptions Scenario(1)	50% Redemptions Scenario(2)	Maximum Redemptions Scenario(3)
Redemptions	$—	$142,140,000	$284,280,000
Redemptions, shares	—	13,800,000	27,600,000
Deferred Discount	$13,000,000	$9,014,200	$3,750,000
Cash left in Trust Account Post Redemptions Less Deferred Discount	$271,280,000	$133,125,800	$(3,750,000)
Public Shares post-redemptions	27,600,000	13,800,000	—
Remaining Trust Proceeds Per Public Share	$9.83	$9.65	$—

(1)
This scenario assumes that no Public Shares are redeemed. This scenario also assumes payment of the Deferred Discount of approximately $13.0 million using the funds in the Trust Account.

(2)
This scenario assumes that 13,800,000 Public Shares, or approximately 50% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $142.1 million (based on the estimated per-share redemption price of approximately $10.30 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $9.0 million using the funds in the Trust Account.

(3)
This scenario assumes that 27,600,000 Public Shares held by the Public Shareholders are redeemed for an aggregate payment of approximately $284.3 million (based on the estimated per-share redemption price of approximately $10.30 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $3.8 million using the funds in the Trust Account. The Maximum Redemptions Scenario represents the redemption of all Public Shares held by Public Shareholders and assumes no shares are subject to Non-Redemption Agreements.

Q:
Can I vote at the EGM if I sell my CGC Class A Shares before the EGM?

A:
The Record Date for the EGM is earlier than the date of the EGM and earlier than the date that the Business Combination is expected to be completed. If you transfer your CGC Class A Shares after the applicable Record Date, but before the EGM, unless you grant a proxy to the transferee, you will retain your right to vote at the EGM.

Q:
May I change my vote after I have mailed my signed proxy card?

A:
Yes. Shareholders may send a later-dated, signed proxy card to [•] at the address set forth at the end of this section, so that it is received prior to the vote at the EGM, or attend the EGM in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to CGC’s Chief Executive Officer, which must be received prior to the vote at the EGM. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:
What happens if I fail to take any action with respect to the EGM?

A:
If you fail to take any action with respect to the EGM and the Business Combination is approved by shareholders and consummated, you will become a stockholder of PubCo. However, if you fail to take any action with respect to the EGM, you will nonetheless be able to elect to redeem your Public

Shares in connection with the Business Combination, provided you follow the instructions in this proxy statement/prospectus for redeeming your shares. If you fail to take any action with respect to the EGM and the Business Combination Proposal is not approved, you will continue to be a shareholder of CGC.
Q:
What should I do with my share certificates?

A:
Those shareholders who do not elect to have their CGC Class A Shares redeemed for their pro rata share of the funds in the Trust Account should not submit their share certificates now. After the consummation of the Business Combination, PubCo will send instructions to CGC Shareholders regarding the exchange of their CGC Class A Shares for PubCo Series A Common Stock. CGC Shareholders who exercise their redemption rights must deliver their share certificates to the Transfer Agent (either physically or electronically) prior to the deadline for submitting redemption requests described above.

Q:
What should I do if I receive more than one set of voting materials?

A:
Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your CGC Ordinary Shares.

Q:
What is the recommendation of the CGC Board?

A:
The CGC Board believes that the Business Combination Proposal and the other proposals to be presented at the EGM are fair, advisable, and in the best interests of CGC’s shareholders and recommends that CGC Shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval of each of the Advisory Organizational Documents Proposals, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal, “FOR” the approval of the Director Election Proposal and “FOR” the approval of the Adjournment Proposal, if presented.

The existence of financial and personal interests of one or more of CGC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of CGC and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and CGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination.”
Q:
How do the Sponsor and CGC’s officers and directors intend to vote?

A:
The Sponsor has agreed to vote in favor of all the proposals being presented at the EGM. No consideration has been or will be paid by CGC or Factorial to the Sponsor in connection with such agreements. The Sponsor owns approximately 20% of the issued and outstanding CGC Ordinary Shares.

The existence of financial and personal interests of one or more of CGC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of CGC and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and CGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination.”

Q:
Do the Sponsor and CGC’s officers and directors expect to purchase Public Shares from Public Shareholders or take other actions to incentivize non-redemption?

A:
Other than the Non-Redemption Agreements, if any (which will not provide any consideration from CGC or Factorial to the Non-Redeeming Shareholders in connection with their Non-Redemption Agreements), the Sponsor, and CGC’s officers and directors do not have any plans at this time to purchase Public Shares from Public Shareholders or to take any other actions to incentivize non-redemption. However, at any time prior to the EGM, during a period when they are not then aware of any material nonpublic information regarding CGC or its securities, the Sponsor, and CGC’s officers and directors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares that such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of CGC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor, and CGC’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to increase the likelihood of obtaining shareholder approval of the Business Combination, subject to the limitations on voting contained in applicable SEC interpretations of Rule 14e-5 under the Exchange Act or to increase the proceeds from the Trust Account released to PubCo, where it appears that such requirement would otherwise not be met. CGC expects any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.
In addition, if such purchases are made, the public “float” of CGC Class A Shares and the number of beneficial holders of CGC Class A Shares may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of CGC’s securities on Nasdaq.
In the event the Sponsor and CGC’s officers and directors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. To the extent that the Sponsor and CGC’s officers and directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. See “Business Combination — Potential Purchases of Public Shares” for more information.
Q:
Who will solicit and pay the costs of soliciting proxies for the EGM?

A:
CGC will pay the cost of soliciting proxies for the EGM. CGC has engaged [•] to assist in the solicitation of proxies for the EGM. CGC has agreed to pay [•] a fee of $[•], plus disbursements. CGC will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of CGC Class A Shares for their expenses in forwarding soliciting materials to beneficial owners of CGC Class A Shares and in obtaining voting instructions from those owners. CGC’s directors and officers may also solicit proxies by telephone, mail, on the internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:
Who can help answer my questions?

A:
If you have questions about the Business Combination or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

Cartesian Growth Corporation III
505 Fifth Avenue, 15th Floor
New York, NY 10017
Tel: (212) 461-6363
or:
[•]
You may also obtain additional information about CGC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your Public Shares, you will need to tender or deliver your Public Shares (and share certificates (if any) and other redemption forms), either physically or electronically, to Continental at the address below prior to the vote at the EGM. If you have questions regarding the certification of your position or delivery of your shares, please contact:
Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, New York 10004
Tel: (212) 509-4000
Attention: SPAC Redemptions Team
E-mail: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that may be important to you. To better understand the proposals to be submitted for a vote at the EGM, including the Business Combination Proposal and Domestication Proposal, you should read this entire document carefully, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Business Combination and is also described in detail in this proxy statement/prospectus in the section entitled “The Business Combination.”
Parties to the Business Combination
Cartesian Growth Corporation III
CGC is a blank check company incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. CGC was incorporated on October 29, 2024 as a Cayman Islands exempted company.
CGC’s Class A Shares are currently listed on Nasdaq under the symbol “CGCT.”
The mailing address of CGC’s principal executive offices is 505 Fifth Avenue, 15th Floor, New York, NY 10017, and its phone number is (212) 461-6363.
Fenway MS, Inc.
Merger Sub is a Delaware corporation and wholly-owned subsidiary of CGC. Merger Sub was formed solely for the purpose of effecting the Business Combination and has not carried on any activities other than those in connection with the Business Combination. The address and telephone number for Merger Sub’s principal executive offices are the same as those for CGC.
Factorial Inc.
Factorial, a U.S.-based leader in solid-state battery technology, develops next-generation battery technology with high energy density for planned use in drones, on-road vehicles, mobile robots, energy storage, and other applications that demand high energy density.
Background and Material Terms of the Business Combination
CGC was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. Following the completion of its IPO, at the direction of the CGC Board, CGC’s management and directors commenced a search for potential business combination targets, leveraging CGC’s and Sponsor’s network of company founders and executives, investment bankers, private equity firms and hedge funds and numerous other business relationships, as well as the prior experience and network of CGC’s management and directors. CGC conducted preliminary due diligence on, and, in some cases, entered into confidentiality agreements with, more than one dozen companies from May 2025 through December 2025, including Factorial. CGC management ultimately decided to focus its efforts on Factorial because, following its preliminary review of other potential targets, CGC concluded that Factorial represented the most attractive opportunity based on its alignment with CGC’s investment criteria and strategic objectives established at the time of its IPO.
The terms of the Business Combination Agreement are the result of extensive negotiations between the representatives of CGC and Factorial, each in consultation with its advisors, which occurred between August 5, 2025 and December 17, 2025.
CGC and Factorial pursued the PIPE Investment in order to provide additional capital to fund Factorial’s operations, research and development, and administration after the Business Combination is completed.
Concurrently with the execution of the Business Combination Agreement, on December 17, 2025, CGC entered into a Stock Purchase Agreement with an affiliate of the Sponsor and a Stock Purchase

Agreement with a certain institutional investor. Pursuant to the Investor Stock Purchase Agreements, the PIPE Investors agreed to subscribe for and purchase, and CGC agreed to issue and sell to the PIPE Investors, on the Closing Date, an aggregate of 9,927,184 shares of PubCo Series A Common Stock, at an average subscription price of $10.08 per share (assuming a Redemption Price (as defined in the CGC Articles) of $10.30 per share) for aggregate gross proceeds of $100,000,000. No existing Factorial Stockholders (other than investors who were existing CGC Shareholders) subscribed to the PIPE Investments, existing CGC Shareholders (other than investors who were existing Factorial Stockholders) or their affiliates subscribed for $25 million of the PIPE Investments, no investors who were both existing shareholders of CGC and Factorial subscribed for PIPE Investments, and investors who were neither existing Factorial Stockholders nor existing CGC Shareholders subscribed for $75 million of the PIPE Investments. Either PIPE Investor may satisfy the purchase obligations under its respective Investor Stock Purchase Agreement through the purchase of CGC Class A Shares on the open market, provided such PIPE Investor complies with the requirements of their Investor Stock Purchase Agreement or a separate Non-Redemption Agreement, as applicable, with respect to the treatment of such shares.
As contemplated by the Business Combination Agreement, the structure and timing of the Business Combination and PIPE Investment are consistent with common practice in initial business combination transactions consummated by special purpose acquisition companies. In addition, the timing for the consummation of the Business Combination provided for in the Business Combination Agreement and Investor Stock Purchase Agreements, which was effectively as soon as reasonably practicable following the execution of the Business Combination Agreement, was determined and agreed by the parties in light of general business considerations weighing in favor of consummating the transaction promptly and the deadline for CGC to complete an initial business combination pursuant to the CGC Articles.
For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination.”
The Business Combination Agreement
Pursuant to the Business Combination Agreement, and subject to the satisfaction or waiver of certain conditions set forth therein, the following will occur: (1) the Domestication of CGC as a Delaware corporation is intended to occur one business day prior to the Closing Date, in which CGC will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the CGC Articles, Section 388 of the DGCL and Part XII of the Cayman Islands Companies Act (As Revised); (2) on the Closing Date, the Merger of Merger Sub with and into Factorial, with Factorial surviving the Merger as a wholly-owned subsidiary of CGC, in accordance with the Business Combination Agreement and DGCL; and (3) the other transactions contemplated by the Business Combination Agreement and documents related thereto, all as described in more detail elsewhere in this proxy statement/prospectus. In connection with the Closing, CGC will be renamed Factorial Holdings, Inc.
(A)
Immediately prior to the Domestication, (1) CGC will effect the redemption of the Public Shares that are validly submitted for redemption and not withdrawn, and (2) the Class B Share Conversion will occur, whereby each holder of issued and outstanding CGC Class B Share will irrevocably and unconditionally elect to convert, on a one-for-one basis, each CGC Class B Share held by it into one CGC Class A Share.

(B)
The Domestication is intended to occur one business day prior to the Closing, whereby CGC will de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation. In connection with the Domestication, CGC will change its name to “Factorial Holdings, Inc.”

(C)
At the Domestication Effective Time, each outstanding CGC Class A Share (excluding Public Shares validly submitted for redemption, but including CGC Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of PubCo Series A Common Stock.

(D)
On the day of the Closing, the Merger will occur. At the Merger Effective Time, each share of Factorial’s capital stock that is issued and outstanding as of immediately prior to the Merger

Effective Time (excluding treasury shares, dissenting shares and shares held by the Factorial Founders) will be automatically canceled and converted into the right to receive a corresponding number of shares of PubCo Series A Common Stock equal to the Consideration Ratio and each share of Factorial’s capital stock that is issued and outstanding as of immediately prior to the Merger Effective Time held by the Factorial Founders will automatically be canceled and converted into the right to receive a corresponding number of shares of Series B Common Stock equal to the Consideration Ratio (see “Consideration” below).
(E)
Additionally, at the Merger Effective Time,

•
each outstanding and unexercised option to purchase shares of Factorial common stock will become an option of PubCo containing the same terms, conditions, vesting and other provisions as are currently applicable to such Factorial Options, provided that each PubCo Option will be exercisable for the number of shares of PubCo Series A Common Stock equal to the Consideration Ratio multiplied by the number of shares of Factorial common stock subject to the Factorial Option as of immediately prior to the Merger Effective Time, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the Factorial Option divided by the Consideration Ratio, rounded up to the nearest whole cent;

•
each restricted stock unit award that is outstanding with respect to shares of Factorial Common Stock will be cancelled in exchange for a restricted stock unit award of PubCo under the PubCo Incentive Plan containing the same terms, conditions, vesting and other provisions as are currently applicable to such Factorial RSU, provided that each PubCo RSU will settle in a number of shares of PubCo Series A Common Stock equal to a number of shares of PubCo Series A Common Stock as set forth on an allocation schedule, rounded down to the nearest whole share;

•
all convertible debt securities of Factorial will be converted into Factorial Common Stock pursuant to their respective terms;

•
each issued and outstanding share of Factorial Preferred Stock will be converted into and become a number of shares of Factorial Common Stock in accordance with the terms of Section 5.1 of Factorial Certificate of Incorporation; and

•
each issued and outstanding Factorial Warrant will be converted into and become a number of shares of Factorial Common Stock in accordance with the terms of the corresponding warrant agreement;

For more information about the Business Combination, please see the section titled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.
Structure Diagrams
The following diagrams illustrate in simplified terms the current structure of CGC and Factorial, the Business Combination, and the expected structure of Factorial immediately following the Closing.
Simplified Pre-Combination Structure

The Domestication
The Merger

Public Shareholders
Factorial Stockholders
Initial Shareholders
[ ]%
[ ]%
[ ]%
FACTORIAL HOLDINGS, INC. (Delaware)
FACTORIAL INC. (Delaware)

Simplified Post-Combination Structure (with PIPE Financing)

Initial Shareholders
Public Shareholders
Factorial Stockholders
Institutional Investor
[ ]%
[ ]%
[ ]%
[ ]%
FACTORIAL HOLDINGS, INC. (Delaware)
FACTORIAL INC. (Delaware)

* Percentages in the chart above assume no redemptions.
Investor Stock Purchase Agreements
Concurrently with the execution of the Business Combination Agreement, on December 17, 2025, CGC entered into a Stock Purchase Agreement with an affiliate of the Sponsor and a Stock Purchase Agreement with a certain institutional investor. Pursuant to the Investor Stock Purchase Agreements, the PIPE Investors agreed to subscribe for and purchase, and CGC agreed to issue and sell to the PIPE Investors, on the Closing Date, an aggregate of 9,927,184 shares of PubCo Series A Common Stock, at an average subscription price of $10.08 per share (assuming a Redemption Price (as defined in the CGC Articles) of $10.30 per share), for aggregate gross proceeds of $100,000,000. In connection with the Investor Stock Purchase Agreements, the Sponsor also agreed to constructively transfer 1,000,000 Founder Shares to the PIPE Investors, which constructive transfer may be effectuated through a forfeiture of such Founder Shares by the Sponsor and reissuance thereof by PubCo. As a result of such Founder Share transfers, the effective purchase price to be paid by the PIPE Investor is approximately $9.15 per share, assuming a Redemption Price of $10.30 per share. The obligations of each party to consummate the PIPE Financing are conditioned upon, among other things, (i) the PubCo Series A Common Stock (including the PubCo Series A Common Stock issuable to the PIPE Investors pursuant to the Investor Stock Purchase Agreements) having been approved for listing on Nasdaq or the New York Stock Exchange subject only to official notice of issuance; (ii) all conditions precedent to the Closing shall have been satisfied or waived and the closing of the Business Combination shall be scheduled to occur substantially concurrently with the closing of the PIPE Financing; and (iii) the absence of specified adverse judgments, orders, laws, rules or regulations enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Investor Stock Purchase Agreements. The obligations of CGC to consummate the PIPE Financing are further subject to additional conditions, including, among other things: (i) material truth and accuracy of the representations and warranties of the PIPE Investors, subject to customary bringdown standards; and (ii) material compliance by the PIPE Investors with their covenants, agreements and conditions under the Investor Stock Purchase Agreements. The obligations of the PIPE Investors to consummate the PIPE Financing are further subject to additional conditions, including, among other things: (i) the material truth and accuracy of the representations and warranties of CGC in the Investor Stock Purchase Agreements, subject to customary bringdown standards; and (ii) material compliance by CGC with its covenants, agreements and conditions under the Investor Stock Purchase Agreements. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Investor Stock Purchase Agreements.” See also “— Sources and Uses of Proceeds.”
Non-Redemption Agreement
CGC may enter into non-redemption agreements with certain shareholders, pursuant to which, among other things, the Non-Redeeming Shareholders will irrevocably and unconditionally agree, for the benefit of CGC, that neither they nor their controlled affiliates will exercise any redemption rights under the CGC Articles with respect to certain CGC Class A Shares held by such Non-Redeeming Shareholders at any meeting of the CGC Shareholders. Each of the Non-Redeeming Shareholders will also agree (i) not to transfer directly or indirectly the NRA Shares held by it until the earlier of (x) the Closing Date, (y) the termination of the Business Combination Agreement in accordance with its terms and (z) the termination of the Non-Redemption Agreement in accordance with its terms; and (ii) to vote its NRA Shares in favor of the Business Combination Agreement, the Domestication and Merger and each other proposal brought by the CGC in connection with the Business Combination and in favor of any proposal brought by CGC to adjourn or postpone the EGM (provided, that, in the case of the Sponsor or any of its affiliates, such persons will tender an “abstain” vote with respect to such matters). The Non-Redemption Agreements will not provide for any consideration to be paid by CGC or Factorial to the Non-Redeeming Shareholders in connection with such agreements. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Non-Redemption Agreement.”
Additionally, as discussed elsewhere in this proxy statement/prospectus, in connection with CGC’s IPO, the Sponsor, DirectorCo, and CGC Insiders entered into the Insider Letter with CGC, pursuant to which they agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of an initial business combination. Such redemption rights waiver was provided at the time of the IPO without any separate consideration paid. Additionally, pursuant to the Sponsor Support Agreement, the Sponsor, DirectorCo, and each of CGC’s independent directors and advisor who hold Founder Shares agreed not to redeem any CGC Ordinary Shares held by them in connection with the Business Combination. Such redemption rights waiver was provided without any separate consideration paid in connection with providing such waiver.
Transfer Restrictions
Pursuant to the proposed PubCo Bylaws, all Factorial Stockholders who are holders of Lock-up Shares will be subject to restrictions on transfer until, (i) with respect to 25% of the Lock-Up Shares, on the date 180 days after the Closing Date, (ii) with respect to 25% of the Lock-Up Shares, on the date 270 days after the Closing Date and (iii) with respect to 50% of the Lock-Up Shares, on the first anniversary of the Closing Date; provided, however, that, on the dates on which certain trading price conditions are satisfied, such transfer restrictions will terminate with respect to one-third of the Lock-Up Shares, with such Early Release Lock-Up Shares allocated first among the Lock-Up Shares with the earliest Lock-Up Termination Date that has not yet occurred and successively to each remaining tranche of Lock-Up Shares in chronological order. The foregoing transfer restrictions will not apply to a specified number of shares (such number to be agreed upon prior to Closing) held by each such holder and such specified shares are not Lock-up Shares. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Lock-Up Provisions of PubCo Bylaws.”
An aggregate of approximately [•] million Lock-Up Shares are anticipated to be subject to such transfer restrictions (which includes [•] shares issuable upon exercise of PubCo Options), representing approximately [•]% of the total issued and outstanding shares of PubCo Series A Common Stock following the Business Combination, assuming the Maximum Redemptions Scenario, and that an aggregate of approximately $100 million of PIPE Investments are funded at the Closing.
Set forth below is a tabular presentation of the post-closing lock-ups:
[•]
For more information, see Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Lock-Up Provisions of PubCo Bylaws.”
Sources and Uses of Proceeds
The following tables summarize the anticipated sources and uses of funds in the Business Combination, in various redemption scenarios. Such tables are for illustrative purposes only. Where actual amounts are not known or knowable, the figures below represent good faith estimates of such amounts.
Sources and Uses of Proceeds (No Redemptions Scenario) (in millions)
Sources		Uses
Implied Factorial Rollover Equity Value(1)	$1,100.0	Implied Factorial Rollover Equity Value	$1,100.0
Implied Sponsor Equity	60.8	Implied Sponsor Equity	60.8
Cash in Trust(2)	284.3	Cash to Balance Sheet	419.0
Pro Forma Existing Cash Balances, as of December 31, 2024(3)	63.4	Estimated Unpaid Transaction Expenses, as of December 31, 2024	28.7
Cash Proceeds from the PIPE Financing	100.0
Total Sources	$1,608.5	Total Uses	$1,608.5

(1)
Based upon an assumed Redemption Price of $10.30 per share.

(2)
Reflects the amount in the Trust Account at an assumed Redemption Price of $10.30 per share, with no cash payouts for Redemptions.

(3)
Reflects the pro forma combined cash and cash equivalents balance as of December 31, 2024 excluding the cash received from the Trust Account, the cash proceeds received from the PIPE financing, and the cash payouts of estimated transaction costs.

Sources and Uses of Proceeds (50% Redemptions Scenario) (in millions)
Sources		Uses
Implied Factorial Rollover Equity Value(1)	$1,100.0	Implied Factorial Rollover Equity Value	$1,100.0
Implied Sponsor Equity	60.8	Implied Sponsor Equity	60.8
Cash in Trust(2)	142.1	Cash to Balance Sheet	280.8
Pro Forma Existing Cash Balances, as of December 31, 2024(3)	63.4	Estimated Unpaid Transaction Expenses, as of December 31, 2024	24.7
Net Cash Proceeds from the PIPE Financing	100.0
Total Sources	$1,466.3	Total Uses	$1,466.3

(1)
Based upon an assumed Redemption Price of $10.30 per share.

(2)
Reflects the amount in the Trust Account at an assumed Redemption Price of $10.30 per share, with $142.1 million of cash payouts for Redemptions of 13,800,000 of CGC Class A Ordinary Shares.

(3)
Reflects the pro forma combined cash and cash equivalents balance as of December 31, 2024 excluding the cash received from the Trust Account, the cash proceeds received from the PIPE financing, and the cash payouts of estimated transaction costs.

Sources and Uses of Proceeds (Maximum Redemptions Scenario) (in millions)
Sources		Uses
Implied Factorial Rollover Equity Value(1)	$1,100.0	Implied Factorial Rollover Equity Value	$1,100.0
Implied Sponsor Equity	60.8	Implied Sponsor Equity	60.8
Cash in Trust(2)	—	Cash to Balance Sheet	144.0
Pro Forma Existing Cash Balances, as of December 31, 2024(3)	63.4	Estimated Unpaid Transaction Expenses, as of December 31, 2024	19.4
Cash Proceeds from the PIPE Financing	100.0
Total Sources	$1,324.2	Total Uses	$1,324.2

(1)
Based upon an assumed Redemption Price of $10.30 per share.

(2)
Reflects the amount in the Trust Account at an assumed Redemption Price of $10.30 per share, with $284.3 million of cash payouts for Redemptions of all 27,600,000 of CGC Class A Ordinary Shares.

(3)
Reflects the pro forma combined cash and cash equivalents balance as of December 31, 2024 excluding the cash received from the Trust Account, the cash proceeds received from the PIPE financing, and the cash payouts of estimated transaction costs.

Conditions to Closing
Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) the PubCo Series A Common Stock to be issued in connection with the Business Combination Agreement, including the Aggregate Merger Consideration and the PIPE Shares, having been approved for listing on Nasdaq, subject to official notice of issuance; (ii) this registration statement having been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of this registration statement being in effect, and no proceedings for purposes of suspending the effectiveness of this registration statement having been initiated or threatened in writing by the SEC; and (iii) CGC Shareholder Approval and Factorial Stockholder Approval. The obligation of Factorial to consummate the Business Combination is subject to the fulfillment of other customary closing conditions, including, but not limited to, each PIPE Investor having funded the purchase price for such PIPE Investor’s Purchased Shares pursuant to such PIPE Investor’s Investor Stock Purchase Agreement into an escrow account and such PIPE Investor having otherwise fully performed its obligations thereunder and CGC having issued to the escrow agent such escrow release instructions as are required by the Investor Stock Purchase Agreements and/or such PIPE Investor having purchased any shares subject to any non-redemption agreement (in accordance with the provisions of such Investor Stock Purchase Agreement) to which such PIPE Investor is a party and otherwise fully performed its obligations under such non-redemption agreement. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing.”
Termination
The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of CGC and Factorial, (ii) by CGC if the representations and warranties of Factorial are not true and correct or if Factorial fails to perform any pre-closing covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) termination by Factorial if the representations and warranties of CGC or Merger Sub are not true and correct or if CGC or Merger Sub fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by either CGC or Factorial if the Business Combination is not consummated by November 12, 2026, (v) by either CGC or Factorial if the requisite CGC shareholder approvals are not obtained after the conclusion of the meeting at which CGC’s shareholders voted on such matters, (vi) by either CGC or Factorial, if any governmental entity has issued a final and non-appealable order prohibiting the Business Combination, and (vii) by CGC if Factorial’s stockholders do not deliver to CGC a written consent approving the Business Combination within two business days following the date on which the Registration Statement / Proxy Statement is declared effective.
If the Business Combination Agreement is terminated, the agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except for any liability on the part of any party for fraud or willful breach of the Business Combination Agreement. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Termination; Effectiveness.”
Ancillary Agreements
In connection with the Business Combination, CGC and Factorial have entered into, or intend to enter into or otherwise adopt on or prior to the Closing Date, several agreements, including the Sponsor Support Agreement, Factorial Support Agreement, Investor Stock Purchase Agreements, Non-Redemption Agreements, the PubCo Bylaws, and A&R Registration Rights Agreement. For additional information about each of these agreements, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements.”
Ownership of PubCo after the Closing
The following tables illustrate estimated ownership levels in PubCo, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Shareholders.
The following table excludes the dilutive effect of PubCo Options, PubCo RSUs and shares of PubCo Series A Common Stock that will initially be available for issuance under the PubCo Incentive Plan and ESPP.

	Pro Forma Combined
	No Redemptions Scenario		50% Redemptions Scenario		Maximum Redemptions Scenario
	Shares	%	Shares	%	Shares	%
CGC Public Shareholders	27,600,000	21%	13,800,000	11%	—	—%
Sponsor and DirectorCo(1)	5,900,000	4%	5,900,000	5%	5,900,000	6%
Factorial Stockholders	90,872,244	67%	90,872,244	75%	90,872,244	84%
PIPE Investors(2)	10,927,184	8%	10,927,184	9%	10,927,184	10%
Pro forma total shares of the PubCo Common Stock outstanding at Closing	135,299,428	100%	121,499,428	100%	107,699,428	100%

(1)
Amount includes 5,800,000 Founder Shares held by the Sponsor and 100,000 Founder Shares held by DirectorCo (in which, each of CGC’s independent directors and advisor hold an interest in 30,000 Founder Shares).

(2)
Amount includes the estimated 9,927,184 shares of PubCo Series A Common Stock to be issued to the PIPE Investors, at an average subscription price of $10.08 per share (assuming a Redemption Price of $10.30 per share), plus the 1,000,000 shares to be transferred to the PIPE Investors by the Sponsor under the Investor Stock Purchase Agreements.

The following table shows possible sources of dilution and the extent of such dilution that non-redeeming Public Shareholders could experience in connection with the closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all PubCo Warrants for cash, which will each be exercisable for one share of PubCo Series A Common Stock at a price of $11.50 per share, the exercise of all PubCo Options for cash, which will each be exercisable for one share of PubCo Series A Common Stock at a price of approximately $1.04 per share (based on the Estimated Consideration Ratio) and settlement of all PubCo RSUs. The table excludes shares of PubCo Series A Common Stock that will initially be available for issuance under the PubCo Incentive Plan and ESPP, as such shares will not be outstanding on the Closing Date. The table does not assume the consummation of any exchange of the PubCo Warrants for shares of PubCo Series A Common Stock.
	Pro Forma Combined
	No Redemptions Scenario		50% Redemptions Scenario		Maximum Redemptions Scenario
	Shares	%	Shares	%	Shares	%
CGC Public Shareholders	27,600,000	15%	13,800,000	8%	—	—%
Sponsor and DirectorCo(1)	5,900,000	3%	5,900,000	4%	5,900,000	4%
Factorial Stockholders	116,939,725	64%	116,939,725	70%	116,939,725	76%
PIPE Investors(2)	10,927,184	6%	10,927,184	6%	10,927,184	7%
Public Warrants	13,800,000	8%	13,800,000	8%	13,800,000	9%
Private Warrants	6,800,000	4%	6,800,000	4%	6,800,000	4%
Pro forma total shares of the PubCo Common Stock outstanding at Closing	181,966,909	100%	168,166,909	100%	154,366,909	100%

(1)
Amount includes 5,800,000 Founder Shares held by the Sponsor and 100,000 Founder Shares held by DirectorCo (in which, each of CGC’s independent directors and advisor hold an interest in 30,000 Founder Shares).

(2)
Amount includes the estimated 9,927,184 shares of PubCo Series A Common Stock to be issued to the PIPE Investors, at an average subscription price of $10.08 per share (assuming a Redemption Price of

$10.30 per share), plus the 1,000,000 shares to be transferred to the PIPE Investors by the Sponsor under the Investor Stock Purchase Agreements.
Share ownership presented in the two tables above is only presented for illustrative purposes and does not necessarily reflect what PubCo’s share ownership will be after the Closing. CGC and Factorial cannot predict how many of the Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the redemption amount and the number of Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above, and therefore the ownership percentages of Public Shareholders may also differ if the actual redemptions are different from these assumptions. The Public Shareholders that do not elect to redeem their Public Shares will experience immediate dilution as a result of the Business Combination. The Public Shareholders currently represent approximately 80% of the total issued and outstanding CGC Ordinary Shares. As noted in the above table, even if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership is expected to decrease from approximately 80% of the total issued and outstanding CGC Ordinary Shares prior to the Business Combination to approximately 15% of the total issued and outstanding PubCo Common Stock at the Closing. As redemptions increase, the overall percentage ownership held by the Sponsor and other CGC Insiders, Factorial Stockholders and the PIPE Investors will increase as compared to the overall percentage ownership held by Public Shareholders, thereby increasing dilution to Public Shareholders. For more information about the consideration to be received in the Business Combination, these scenarios, and the underlying assumptions, see “Unaudited Pro Forma Combined Financial Information.” See also “Risk Factors — Risks Related to CGC and the Business Combination — The CGC Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Series A Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that CGC’s current shareholders have on the management of PubCo.”
Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination
In considering the recommendation of the CGC Board to vote in favor of approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Incentive Plan Proposal, the ESPP Proposal, Director Election Proposal and Adjournment Proposal, shareholders should keep in mind that CGC’s Sponsor, CGC’s directors and executive officers, and entities affiliated with them, have interests in such proposals that are different from, or in addition to, the interests of unaffiliated CGC Shareholders. See “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination.”
The existence of financial and personal interests of one or more of CGC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of CGC and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and CGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.
The financial interests of the Sponsor, as well as CGC’s directors and officers may have influenced their motivation in identifying and selecting Factorial as a business combination target, completing an initial business combination with Factorial and influencing the operation of the business following the Closing. In considering the recommendation of the CGC Board to vote for the proposals, CGC’s shareholders should consider these interests.
Further, unaffiliated CGC Shareholders should keep in mind that Factorial officers, directors and entities affiliated with them, have interests in such proposals that are different from, or in addition to, those of unaffiliated CGC Shareholders. See “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination” and “Certain Relationships and Related Persons Transactions” for more information related to certain transactions and arrangements between Factorial and the Factorial Directors and Officers.
Compensation to be Received by the Sponsor and CGC’s Officers and Directors in Connection with the Business Combination and PIPE Investment
Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor and CGC’s officers and directors in connection with the Business Combination and PIPE Investment.

	Securities to be Received	Other Compensation
The Sponsor and DirectorCo
(i) 5,900,000 shares of PubCo Series A Common Stock upon the exchange of 6,900,000 Founder Shares, which were initially purchased prior to the IPO for approximately $0.004 per share, and transfer to the PIPE Investors of an aggregate amount of 1,000,000 shares of PubCo pursuant to the Investor Stock Purchase Agreements, (ii) 4,400,000 PubCo Private Warrants issued upon the exchange of 4,400,000 CGC Private Warrants, which were initially purchased in a private placement that closed concurrently with the IPO for $1.00 per warrant, provided, that, if the Warrant Exchange is consummated, then, pursuant to the CGC Warrant Agreement, then each CGC Private Warrant shall be exchanged for a number of shares of PubCo Series A Common Stock equal to the applicable exchange ratio for the exchange of CGC Public Warrants for shares of PubCo Series A Common Stock in the Warrant Exchange, and (iii) under the Sponsor Stock Purchase Agreement, an affiliate of the Sponsor will be issued an estimated 2,677,184 shares of PubCo Series A Common Stock, assuming a Redemption Price of $[•] for the Public Shares estimated using an assumed Closing Date of [•], 2026.

Reimbursement for loans and advances to CGC; no such amounts are outstanding as of the date of this proxy statement/prospectus.
$10,000 per month through the Closing to an affiliate of the Sponsor for office space, utilities, secretarial and administrative support services provided to members of the CGC management team. As of December 31, 2025, CGC incurred $[•] in fees for these services, of which $50,000 have been paid as of September 30, 2025.
Continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

Peter Yu	See “Sponsor and DirectorCo” above. Mr. Yu may be deemed to control the Sponsor and DirectorCo.
See “Sponsor and DirectorCo” above. Mr. Yu may be deemed to control the Sponsor and DirectorCo.
Reimbursement for out-of-pocket expenses incurred related to identifying, negotiating, investigating and completing the Business Combination; no such amounts are outstanding as of the date of this proxy statement/prospectus.

CGC Independent Directors (through DirectorCo)	Each of our independent directors, Ali Bouzarif, Kevin Gold and Sanford Litvack, has received for their services as directors an indirect interest in 30,000 founder shares through membership interests in DirectorCo.
Reimbursement for loans and advances to CGC; no such amounts are outstanding as of the date of this proxy statement/prospectus.
Reimbursement for out-of-pocket expenses incurred related to identifying, negotiating, investigating and completing the Business Combination; no such amounts are outstanding as of the date of this proxy statement/prospectus.
Continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

The securities to be issued to the Sponsor and CGC’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders. CGC’s independent directors are not members of the Sponsor. None of the funds in the Trust Account will be used to compensate our officers or directors. Except for administrative services fees paid or to be paid to the Sponsor, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, officers and directors, or any of their respective affiliates, by CGC for services rendered prior to or in connection with the completion of the Business Combination. However, as detailed above, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, as discussed above. The reimbursement of expenses and advances to the Sponsor and CGC’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders.
Potential Purchases of Public Shares
Other than the Non-Redemption Agreements, if any (which will not provide any consideration from CGC or Factorial to the Non-Redeeming Shareholders in connection with their Non-Redemption Agreements), the Sponsor and CGC’s officers and directors do not have any plans at this time to purchase Public Shares from Public Shareholders or to take any other actions to incentivize non-redemption. However, at any time prior to the EGM, during a period when they are not then aware of any material nonpublic information regarding CGC or its securities, the Sponsor and CGC’s officers and directors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares that such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of CGC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.
In the event that the Sponsor and CGC’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to increase the likelihood of obtaining shareholder approval of the Business Combination, subject to the limitations on voting contained in applicable SEC interpretations of Rule 14e-5 under the Exchange Act or to increase the proceeds from the Trust Account released to PubCo, where it appears that such requirement would otherwise not be met. CGC expects any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.
In addition, if such purchases are made, the public “float” of CGC Class A Shares and the number of beneficial holders of CGC Class A Shares may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of CGC’s securities on Nasdaq.
In the event the Sponsor and CGC’s officers and directors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. To the extent that the Sponsor and CGC’s officers and directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. See “Business Combination — Potential Purchases of Public Shares” for more information.
CGC Board’s Reasons for the Approval of the Business Combination
Before reaching their decisions that the Business Combination Agreement, each ancillary agreement, and the Business Combination are fair, advisable and in the best interests of CGC and its shareholders, the CGC Board each consulted with the CGC management team and their respective legal counsel. The CGC Board considered a variety of factors in connection with their evaluation of the Business Combination. In light of the complexity of those factors, the CGC Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors they took into account in reaching their decision. Different individual members of the CGC Board may have given different weight to different factors in their evaluation of the Business Combination.

The CGC Board determined that the Business Combination presents an attractive business opportunity in light of a variety of factors, including but not limited to Factorial’s compelling data and rigorous science, its market opportunity, intellectual property protections, experienced management team, and the existence and size of the PIPE Investment. The CGC Board also considered the potential detriments of the Business Combination to CGC, including Factorial’s limited operating history, regulatory risks, the uncertainty of the potential benefits of the Business Combination being achieved, macroeconomic risks, the absence of possible structural protections for minority shareholders, and the risks and costs to CGC if the Business Combination is not achieved, including the risk that it may result in CGC being unable to complete a business combination and force CGC to liquidate.
For more information about the CGC Board’s reasons for the approval of the Business Combination, see “Proposal No. 1 — The Business Combination Proposal — The CGC Board’s Reasons for the Approval of the Business Combination.”
The Extraordinary General Meeting
The following is a summary of the process and procedures for registering for and attending the EGM, and voting and redeeming your CGC Ordinary Shares in connection with the EGM. For more information, see the section entitled “Extraordinary General Meeting.”
Date, Time and Place
The EGM will be held at [•] a.m., Eastern Time, on [•], 2026. The EGM will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the CGC Articles, the physical location of the EGM will be the offices of Greenberg Traurig, LLP, CGC’s legal counsel, at One Vanderbilt Avenue, New York, NY 10017.
Proposals to be Submitted at the EGM
At the EGM, CGC is asking holders of Ordinary Shares to consider and vote upon:
•
the Business Combination Proposal;

•
the Domestication Proposal;

•
the Stock Issuance Proposal;

•
the Organizational Documents Proposal;

•
the Advisory Organizational Documents Proposals;

•
the Incentive Plan Proposal;

•
the ESPP Proposal;

•
the Director Election Proposal; and

•
the Adjournment Proposal (if presented).

Registering for the EGM
Any shareholder wishing to attend the meeting should register for the meeting by [•], Eastern Time, on [•], 2026 by contacting [•].
Voting Power; Abstentions and Broker Non-Votes; Record Date
With respect to each proposal in this proxy statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.”
If a shareholder fails to return a proxy card and does not attend the EGM in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the EGM. If a valid quorum is established, any such failure to vote will have no effect on the outcome of any proposal in this proxy statement/prospectus.

Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the proposals.
CGC has fixed the close of business on [•], 2026, as the “Record Date” for determining CGC Shareholders entitled to notice of and to attend and vote at the EGM. As of the close of business on the Record Date, there were [•] CGC Ordinary Shares outstanding and entitled to vote. Each share is entitled to one vote at the EGM, provided that only the CGC Class B Shares are entitled to vote on the Domestication Proposal.
As of the Record Date, the Sponsor and DirectorCo held of record and were entitled to vote an aggregate of [•] and [•] CGC Ordinary Shares, respectively. The CGC Ordinary Shares held by the Sponsor and DirectorCo currently constitute approximately [•]% and [•]%, respectively, of the outstanding CGC Ordinary Shares. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to vote any CGC Ordinary Shares held by it as of the Record Date in favor of the Business Combination, including voting in favor of each of the Condition Precedent Proposals. No consideration has been or will be paid by CGC or Factorial to the Sponsor in connection with such agreements. To the extent that Sponsor or its affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.
Quorum and Vote of CGC Shareholders
A quorum of CGC’s shareholders is necessary to hold a valid meeting. The presence, in person or by proxy, of one or more shareholders holding a majority of the issued and outstanding CGC Ordinary Shares entitled to vote at such meeting constitutes a quorum at the EGM. The following votes are required to approve each Proposal:
•
Business Combination Proposal:   Approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•
Domestication Proposal:   Approval of the Domestication Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the holders of issued and outstanding CGC Class B Shares who, being present in person or represented by proxy and entitled to vote thereon at the EGM, vote at the EGM. The holders of the CGC Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 47.2 of the CGC Articles.

•
Stock Issuance Proposal:   Approval of the Stock Issuance Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•
Organizational Documents Proposal:   Approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of the holders of a majority of at least two-thirds of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•
Advisory Organizational Documents Proposals:   Approval of each Advisory Organizational Documents Proposal requires an ordinary resolution on a non-binding and advisory only basis, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. The shareholder votes regarding these proposals are advisory in nature, and are not binding on CGC, the CGC Board, Factorial or PubCo Board.

•
Incentive Plan Proposal:   Approval of the Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•
ESPP Proposal:   Approval of the ESPP Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•
Director Election Proposal:   Approval of the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•
Adjournment Proposal:   Approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

Redemption Rights
Pursuant to the CGC Articles, a Public Shareholder (other than the Sponsor and the CGC Insiders) may request that CGC redeem all or a portion of his, her or its Public Shares for cash if the Business Combination is consummated. Holders of Public Shares who wish to exercise their redemption rights must, prior to [•], Eastern Time, on [•], 2026 (which date is two business days before the scheduled vote at the EGM), (A) submit a written request to the Transfer Agent, which request includes the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that CGC redeem all or a portion of their Public Shares for cash and (B) deliver their Public Shares to the Transfer Agent physically or electronically using the DTC’s DWAC (Deposit and Withdrawal at Custodian) system. Any holder of Public Shares (other than the Sponsor and the CGC Insiders) will be entitled to demand that such holder’s Public Shares be redeemed for a full pro rata portion of the amount then in the Trust Account (including interest earned on the Trust Account not previously released to CGC to pay its taxes, net of taxes payable) (which, for illustrative purposes, was approximately $[•], or $[•] per Public Share, as of [•], 2026).
Prior to exercising redemption rights, Public Shareholders should verify the market price of the CGC Class A Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. CGC cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in the CGC Class A Shares when Public Shareholders wish to sell their shares.
Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the deadline to submitting redemption requests and thereafter, with CGC’s consent, until the Closing. If a holder delivers his, her or its Public Shares for redemption to the Transfer Agent and later decides to withdraw such request prior to the deadline for submitting redemption requests, the holder may request that the Transfer Agent return the shares (physically or electronically).
Any written demand of redemption rights must be received by the Transfer Agent prior to the redemption deadline. No demand for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to the Transfer Agent prior to the deadline for submitting redemption requests.
Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group, will be restricted from seeking redemption with respect to more than 20% of the issued and outstanding Public Shares. Accordingly, all Public Shares in excess of 20% held by a shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will not be redeemed.
See the section entitled “The Extraordinary General Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash. See also “Questions and Answers about the Business Combination — Do I have redemption rights?, — Will my ability to exercise redemption rights be impacted by how I vote on the Business Combination Proposal?, — How do I exercise my redemption rights?” for additional information on the exercise of redemption rights.

As set forth in more detail elsewhere in this proxy statement/prospectus, the Public Shareholders that do not elect to redeem their Public Shares will experience immediate dilution as a result of the Business Combination. The Public Shareholders currently own approximately 80% of the issued and outstanding CGC Ordinary Shares. Even if no Public Shareholders redeem their Public Shares in the Business Combination, and assuming no exercises of CGC Public Warrants, CGC Private Warrants or any options, the Public Shareholders’ ownership will decrease from approximately 80% of the CGC Ordinary Shares prior to the Business Combination to owning approximately 15% of the total outstanding PubCo Common Stock at the Closing. As redemptions increase, the overall percentage ownership held by the Sponsor and other CGC Insiders, Factorial Stockholders and the PIPE Investors will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. See “Risk Factors — Risks Related to CGC and the Business Combination — The CGC Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Series A Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that CGC’s current shareholders have on the management of PubCo.”
Appraisal Rights and Dissenters’ Rights
CGC’s shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the DGCL. CGC’s shareholders do not have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.
Proxy Solicitation
Proxies may be solicited by mail, telephone, on the internet, or in person. CGC has engaged [•] to assist in the solicitation of proxies. CGC has agreed to pay [•] a fee of $[•], plus disbursements.
If a shareholder grants a proxy, it may still vote its shares if it revokes its proxy before the EGM. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Extraordinary General Meeting — Proxy Solicitation.”
Regulatory Approvals
Each of CGC and Factorial has agreed to use their respective reasonable best efforts, and to cooperate fully with the other party, to take all actions necessary or desirable to complete the Business Combination, including its reasonable best efforts to (i) obtain all necessary actions, nonactions, waivers, consents, approvals and other authorizations from all applicable authorities or other third parties prior to the Merger Effective Time, (ii) avoid an action by any governmental authority and (iii) execute and deliver any additional instruments necessary to consummate the Business Combination. On January 16, 2026, the parties received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder. The regulatory approvals to which completion of the Business Combination are subject are described in more detail in the section of this proxy statement/prospectus entitled “The Business Combination — Regulatory Approvals.”
Stock Exchange Listing
Pursuant to the Business Combination Agreement, CGC agreed to use its reasonable best efforts to cause its initial listing application with Nasdaq in connection with the Business Combination to have been approved, all applicable initial and continuing listing requirements of Nasdaq to be satisfied, and the PubCo Series A Common Stock to be issued as Aggregate Merger Consideration or in connection with the PIPE Investment to be approved for listing on Nasdaq, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of the Business Combination Agreement and in any event prior to the Merger Effective Time.
CGC has applied for listing, to be effective at Closing, of the PubCo Series A Common Stock on the Nasdaq Capital Market under the symbol “FAC.” However, it is important for you to consider that, at the time of the deadline for submitting redemption requests or the EGM, PubCo may not have received from Nasdaq either confirmation of the listing of the PubCo Series A Common Stock or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the deadline for submitting redemption requests or the EGM if PubCo has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus and to decide whether to exercise your redemption rights without knowing whether PubCo’s securities will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived. Please see the subsection entitled “The Business Combination — Listing of PubCo’s Common Stock on Nasdaq” for additional information.
Recommendation to the CGC Shareholders
The CGC Board, with the advice and assistance of representatives of Greenberg Traurig, LLP, and its other advisors, evaluated the terms of the Business Combination Agreement and the transactions contemplated thereby.
After careful consideration, the CGC Board, except the directors affiliated with Cartesian, which directors recused themselves from the vote, determined that the Business Combination is fair, advisable, and in the best interests of CGC and its shareholders, and approved and adopted the Business Combination Agreement, each ancillary agreement, the Business Combination and the other agreements and transactions contemplated thereby. The Business Combination was not structured to require the approval of at least a majority of CGC’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.
The CGC Board believes that each of Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal (if put to a vote) is fair, advisable, and in the best interests of CGC and its shareholders and recommends that CGC Shareholders vote “FOR” each proposal being submitted to a vote of the CGC Shareholders at the EGM.
For a more complete description of the CGC Board’s reasons for the approval of the Business Combination and the recommendation of the CGC Board, see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — The CGC Board’s Reasons for the Approval of the Business Combination.”
U.S. Federal Income Tax Considerations
For a discussion summarizing material U.S. federal income tax considerations of the Domestication, the Merger, exercise of redemption rights and the ownership and disposition of PubCo Series A Common Stock received in the Business Combination, please see “Material U.S. Federal Income Tax Considerations.”
Accounting Considerations
The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP as Factorial has been determined to be the accounting acquirer under all redemptions scenarios presented. Under this method of accounting, CGC, the legal acquirer, will be treated as the accounting acquiree for financial reporting purposes, and Factorial, the legal acquiree, will be treated as the accounting acquirer. Accordingly, the consolidated assets, liabilities, and results of operations of Factorial will become the historical financial statements of PubCo, and CGC’s assets, liabilities, and results operations will be consolidated with Factorial’s starting from the Closing Date. For accounting purposes, the financial statements of PubCo will represent a continuation of the financial statements of Factorial, with the Business Combination being treated as the equivalent of Factorial issuing stock for the net assets of CGC, accompanied by recapitalization. The net assets of CGC will be stated at historical carrying values, and no goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be presented as those of Factorial in future final reporting of PubCo. For more information, see “Proposal No. 1 — The Business Combination Proposal — Expected Accounting Treatment for the Business Combination.”
Emerging Growth Company
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. CGC has not elected, and PubCo is not expected to elect, to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as emerging growth companies, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
PubCo will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the effectiveness of CGC’s IPO registration statement, (b) in which PubCo has total annual revenue of at least $1.235 billion, or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of its common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which PubCo has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.
Smaller Reporting Company
CGC is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.
Following the Closing, PubCo will be required to re-determine its status as a smaller reporting company prior to the time it makes its first filing with the SEC (other than the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act)). PubCo will be able to continue to take advantage of the smaller reporting company scaled disclosures if its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured as of a date within four business days after the consummation of the Business Combination, or Factorial’s annual revenue is less than $100.0 million as of the most recently completed fiscal year reported in the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act). If PubCo is no longer a smaller reporting company after this initial determination, it would need to reflect its re-determined status in any filing that is due after the 45-day period following the Closing. We expect that PubCo will remain a smaller reporting company after the Closing. To the extent that PubCo takes advantage of the reduced disclosure obligations available for smaller reporting companies, it may also make comparison of our financial statements with other public companies difficult or impossible.
Risk Factors Summary
In evaluating the proposals to be presented at the EGM, shareholders should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page [•]. In particular, such risks include, but are not limited to, the following:
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The development of batteries is complex and the timing of development cannot be assured. Delays in the development of Factorial’s batteries could adversely affect Factorial’s business and prospects.

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Factorial is an early-stage company with a history of financial losses and expect to incur significant expenses and continuing losses from operations.

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Factorial’s business plan has yet to be tested, and Factorial may not succeed in executing on its strategic plans, including commercialization.

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Factorial will need substantial additional capital in the future to fund its business and may be unable to meet its future capital requirements, impairing its financial position and results of operations.

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Factorial’s ability to manufacture its batteries at scale depends on its ability to design, engineer, build, operate and staff its facilities successfully or to obtain third party manufacturing capacity and expertise. Factorial may need to sell its products at a loss before reaching economies of scale.

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Factorial relies on, and will continue to rely on, complex equipment for our operations. This equipment, and manufacturing generally, creates a significant degree of risk and uncertainty in terms of operational performance and costs.

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Factorial may not be able to establish new, or maintain existing, supply relationships for necessary raw materials, components or equipment or may be required to pay costs for raw materials, components or equipment that are more expensive than anticipated, which could delay the introduction of our products and negatively impact their business and ability to generate revenue and profits.

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Certain components of Factorial batteries pose safety risks that may cause injury or death. Factorial may be subject to financial and reputational risks due to product recalls and product liability claims, and we could face substantial liabilities that exceed our resources.

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Factorial’s future growth and success depend in part on its ability to grow its customer base and effectively sell to a wide variety of customers. Failure to grow Factorial’s customer base would adversely affect its business and prospects.

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Factorial’s business depends substantially on the continuing efforts of its senior executives and other key personnel as well as the ability to attract, train, and retain highly skilled employees and key personnel.

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The EV battery market continues to evolve and is highly competitive, and certain other battery manufacturers have significantly greater resources, experience and scale than Factorial does and have technologies that may be superior to Factorial’s. As a result, Factorial may not be able to produce its products at cost competitive prices.

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The unavailability, reduction, or elimination of government and economic incentives could have a material adverse effect on Factorial’s business, financial condition, results of operations, and prospects.

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PubCo will be controlled or substantially influenced by the Factorial Founders, whose interests may conflict with other stockholders.

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Factorial may become involved in lawsuits to protect or enforce its patent or other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

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Factorial has identified a material weakness in its internal control over financial reporting. If Factorial is unable to remediate this material weakness or otherwise fails to maintain proper and effective internal controls, its ability to produce timely and accurate financial statements could be impaired, which could adversely affect its operating results, its stock price and access to the capital markets.

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There may not be an active trading market for PubCo Series A Common Stock, which may make it difficult to sell shares of PubCo Series A Common Stock.

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Future sales, or the perception of future sales, by PubCo or its stockholders in the public market could cause the market price for PubCo’s securities to decline.

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Factorial will have increased costs as a result of operating as a public company, and Factorial’s management will devote substantial time to related compliance initiatives.

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We are currently in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by a new U.S. presidential administration and accompanying regulatory activities and economic policies and events related thereto, ongoing military conflicts and geopolitical instability and inflation and interest rates.
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The Sponsor, CGC’s directors and officers and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the CGC Shareholders generally.

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CGC Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Series A Common Stock as consideration in the Business Combination.

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The ability of Public Shareholders to exercise redemption rights with respect to a large number of Public Shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your Public Shares.

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The CGC Board is not required to and did not obtain a fairness opinion in connection with the Business Combination. CGC Shareholders are therefore relying on the judgment of the CGC Board, and will not have assurance from an independent source that the consideration CGC is paying for Factorial is fair to CGC from a financial point of view.

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CGC may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

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PubCo’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

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The completion of the Business Combination is subject to certain closing conditions under the Business Combination Agreement and any such conditions may not be satisfied on a timely basis, if at all.

Market Price, Ticker Symbol and Dividends
CGC
Trading Market of CGC Securities
CGC’s Class A Shares are currently listed on Nasdaq under the symbol “CGCT.” The CGC Class A Shares commenced trading on Nasdaq on May 2, 2025.
On December 17, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, the closing price of the CGC Class A Shares was $10.11. As of [•], the closing price of the CGC Class A Shares was $[•]. Holders of CGC’s securities should obtain current market quotations for the securities. The market price of CGC’s securities could vary at any time prior to the Closing. Market price information regarding the CGC Class B Shares is not provided here because there is no established public trading market for the CGC Class B Shares.
Holders
As of [•], 2026, the Record Date, there were one record holder of CGC Class A Shares and two record holders of CGC Class B Shares. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose CGC Class A Shares are held of record by banks, brokers and other financial institutions.
Dividends
CGC has not paid any cash dividends to its shareholders to date and does not intend to pay cash dividends prior to the completion of the Business Combination.
Factorial
Trading Market of Factorial’s Securities
Historical market price information regarding Factorial is not provided because there is no public market for its securities.

RISK FACTORS
Risks Related to Factorial
Unless the context otherwise requires, references in this subsection “— Risks Related to Factorial” to “we”, “us”, and “our” generally refer to Factorial in the present tense or PubCo from and after the Business Combination.
Risks Related to the Development and Commercialization of Our Batteries
The development of batteries is complex and the timing of development cannot be assured. Delays in the development of our batteries could adversely affect our business and prospects.
Developing solid-state batteries that meet the requirements for wide adoption by automotive OEMs is a difficult undertaking and, as far as we are aware, has never been done at massive commercial scale. We continue to develop our technology and face significant challenges in completing the development of our battery cells and in producing battery cells in commercial volumes with acceptable performance, quality, consistency, reliability, throughput, safety, and costs. Some of the development challenges include increasing and maintaining the quality, consistency, reliability and production throughput of our cells, increasing manufacturing scale to produce the volume of cells needed for our technology development and customer applications, installing, bringing up and optimizing higher throughput equipment, packaging design and engineering to ensure adequate cycle life and charging time, cost reduction, and completion of the rigorous and challenging specifications required by our automotive partners, including but not limited to, calendar life, mechanical, safety, and abuse testing.
Any delay in the development or manufacturing scale-up of our solid-state battery cells would negatively impact our business as it will delay time to revenue and negatively impact our collaboration partner and customer relationships.
We may be unable to adequately control the costs associated with our operations and the components necessary to develop and commercialize our solid-state battery technology.
We require significant capital to develop our solid-state battery technology. As we develop our technologies and scale our operations, we expect to continue to incur significant expenses, including those relating to research and development, material or component procurement, leases, sales, and distribution. Our ability to become profitable in the future will depend on our ability to successfully develop and market our products as well as our ability to control our costs, including our labor and material costs. If we are unable to efficiently design, appropriately price, and sell and distribute our products, our anticipated margins, profitability, and prospects would be adversely impacted.
Our business and prospects, including our ability to control costs, could be adversely impacted by changes in macroeconomic conditions, such as changes in administration, inflation, interest rates, slower growth or recession, tariffs, international conflicts, trade disputes, sanctions, and government efforts to stimulate or stabilize the economy. Changes in macroeconomic conditions could happen rapidly, and we may fail to prevent or limit our losses or exposures.
We expect to incur significant costs related to procuring materials and components required to manufacture and assemble our samples and batteries. We expect to use various materials and components in our batteries that will require us to negotiate purchase agreements and delivery lead-times on advantageous terms. We and our partners may not be able to control fluctuation in the prices for these materials or components or negotiate agreements with suppliers on terms that are beneficial to us or our partners. Our business depends on the continued supply of certain proprietary materials and components for our products. We are exposed to multiple risks relating to the availability and pricing of such materials and components, including reliance upon our vendors to construct and produce equipment to increase volumes, which may lead to delays or the requirement that we make additional upfront payments. Increases in the prices for raw materials or our components would increase our operating costs and negatively impact our prospects. For example, our shipping costs have increased in the past. Costs for certain key raw materials and components have also increased due to fluctuations in global commodity prices. Our and our partners’ manufacturing operations can consume significant amounts of electricity and are dependent on reliable and economical sources of power. Transformations in technologies like artificial intelligence, data center expansion, new domestic manufacturing, and electrification in different sectors could increase the demand for electricity and result in significant increases in the cost of securing power. Our inability to secure sufficient power or any planned power outages by public utilities, unplanned power outages, including, but not limited to, those relating to large storms, earthquakes, fires, tsunamis, cyberattacks, physical attacks on utility infrastructure, war, and any failures of electrical power grids more generally, shortages, supply chain issues, capacity constraints, or significant increases in the cost of securing power could have an adverse effect on our business, operating results, financial condition, and future prospects. Our suppliers’ increasing labor costs have also contributed to rising prices. Given that we have yet to generate any revenue from our business operations, we are also limited in our ability to pass on the cost of any such increases to our customers.
In addition, the cost of producing battery cells depends in part upon the prices and availability of raw materials such as lithium, nickel, cobalt and/or other metals, which are part of the intermediate materials and components that we procure to produce our batteries. Changes in demand, cost and availability of raw materials could affect the demand, cost and availability of the intermediate materials and components that we procure to produce our batteries. The prices for these raw materials, intermediate materials and components fluctuate and their available supply may be unstable, depending on market conditions and global demand for these materials. For example, demand for lithium has increased dramatically in recent years, and is expected to continue to increase, due to the ongoing rapid increase in use of lithium batteries in portable electronics and the growing EV and energy storage markets. This rise in demand for lithium could affect the price and availability of the intermediate materials and components that contain lithium and which we procure to produce our batteries. Furthermore, significant sources of supply of certain raw and intermediate materials are available in countries that may be subject to political, economic and social instability or where there is an ongoing risk of tariffs or import prohibitions being imposed by the United States or the European Union on the procurement of such materials from such countries. Certain countries are also imposing controls on the export of such materials. There can be no assurance that suppliers of these materials may be able to meet our or our partners’ volume and other specific needs at reasonable prices, particularly as we ramp up our commercial operations.
We may not be able to accurately estimate the future supply and demand for our batteries, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue and profits.
We anticipate being required to provide forecasts of our demand to our current and future suppliers prior to the scheduled delivery of products to potential customers and collaboration partners. Currently, there is limited historical basis for making judgments on the demand for our batteries and our ability to develop, manufacture, and deliver our battery products. In addition, at least initially, we expect to depend on a limited number of customers and collaboration partners for a significant portion of our anticipated demand, which increases the risk that changes in the purchasing behavior of any one customer or collaboration partner could materially impact our operations. Our customers’ and collaboration partners’ final purchase orders may not be consistent with our estimates and may be reduced, delayed or cancelled at any time, including as a result of changes in their business plans, market conditions or internal priorities.
If we overestimate our requirements, our suppliers may deliver excess inventory, which indirectly would increase our costs and may result in unprofitable sales or write-offs. In addition, if one or more of our customers or collaboration partners reduce the volume of batteries they purchase from us, we may be unable to achieve anticipated production volumes or economies of scale, which could increase our per-unit manufacturing costs and adversely affect our margins. Given that our batteries may be customized to meet our customers’ and collaboration partners’ specifications, they are susceptible to obsolescence due to their limited shelf life. Because we have no history of large-scale production, we may also be unable to forecast accurately the pace of manufacturing or the take-up of our battery products by our customers and collaboration partners.
If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our battery products and result in delays in shipments and revenues. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors unique to the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of battery components in a timely manner, the delivery of our batteries to our potential customers and collaboration partners could be delayed, which would harm our business, financial condition and results of operations. Producing additional battery products to make up for any shortages within a short time frame may be difficult, making us unable to fulfill the purchase orders, especially due to the customized nature of our batteries. In either case, our business, financial condition, results of operations and prospects may be adversely affected.
Our expectations and targets regarding when we will achieve various technical, pre-production and production objectives depend in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, we may not achieve these milestones when expected or at all.
Our expectations and targets regarding when we will achieve various technical, pre-production and production objectives reflect our current expectations and estimates, and are projections based on information readily available to us when setting such milestones. When or whether we will achieve these objectives within the projected timelines depends on a number of factors, many of which are outside our control, including, but not limited to:
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success and timing of development activity;

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unanticipated technical or manufacturing challenges or delays;

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technological developments relating to solid-state or other batteries that could adversely affect the commercial potential of our technologies;

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whether we can obtain sufficient capital to continue our research and development activities, secure manufacturing capacity and sustain and grow our business;

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adverse developments in our collaborations with Mercedes-Benz, Stellantis, and Hyundai/Kia, including termination of the joint development / cooperation agreement with Mercedes-Benz, Stellantis, and Hyundai/Kia, cancellation of such agreements or the reduction or cancellation of orders thereunder, delays in achieving the milestones set forth in such agreements or failing to meet the milestones prerequisite to our entering into future agreements with new or existing collaboration partners;

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adverse development with other development partners and customers, current and future;

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our ability to manage our growth;

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whether we can manage relationships with key suppliers;

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our ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel;

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domestic and foreign trade policies, including tax and tariff policies; and

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the overall strength and stability of domestic and international economies.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our ability to achieve our objectives when planned and our business, financial condition, results of operations and prospects.
If our existing customers with whom we have collaboration agreements do not make purchases from us, we will not receive revenue from such customers, and our results of operations would be adversely impacted.
Increasing the size and number of the deployments of our existing customers and collaboration partners is an important part of our growth strategy. Negotiating and obtaining customer orders from the parties with whom we currently have collaboration agreements for the development of our batteries will be important to our ability to begin generating revenue. We may not be effective in executing this or any other aspect of our growth strategy. It is not possible for us to predict the future level of demand from our customers or collaboration partners for our battery products, and there can be no assurance that our existing customers and collaboration partners will continue to purchase from us.

Achieving renewal or expansion of deployments may require us to increasingly engage in sophisticated and costly sales efforts that may not result in additional sales. In addition, our existing customers’ and collaboration partners’ decisions to expand the use of our battery products depends on a number of factors, including general economic conditions, the functioning of our batteries, and our existing customers’ and collaboration partners’ satisfaction with our battery products. If our efforts to expand within our customer base are not successful, our business may suffer.
If we are unable to integrate our products into high spec or automotive applications on commercially reasonable terms or at all, our results of operations could be impaired.
Our battery cells typically are integrated into modules or packs, which in turn are integrated into battery-powered products. OEMs often require unique configurations or custom designs for batteries for their products. Once we enter into contracts with OEMs to produce batteries for their products, we expect to tailor the design of our batteries specifically to the requirements of the OEM product, module, or pack. This development process requires not only substantial lead time between the commencement of design efforts for customized batteries and the commencement of volume shipments of the battery cells to the customer, but also the cooperation and assistance of the OEMs in order to determine the requirements for each specific application. Technical problems may arise that affect the acceptance of our product by the OEMs. If we are unable to design and develop products that meet the OEMs’ requirements, we may lose opportunities to obtain purchase orders, and our reputation and prospects may be damaged.
Our future growth and success depend in part on our ability to grow our customer base and effectively sell to a wide variety of customers. Failure to grow our customer base would adversely affect our business and prospects.
Our future success will depend on our ability to grow our customer base beyond the partners with whom we are currently collaborating on the development of our batteries and effectively sell to a wide variety of customers. Given our currently limited customer base, any one customer may reduce, delay or fail to honor its forecasted or committed purchase volumes, and in such circumstances we may have limited contractual or practical leverage to enforce such commitments, as pursuing legal remedies, including claims for breach of contract, may be impractical, costly or commercially undesirable. Additionally, potential customers include manufacturers of products that tend to be large enterprises or governmental agencies. Sales to these end-users involve risks that may not be present (or that are present to a lesser extent) with sales to smaller customers. These risks include, but are not limited to, (i) increased purchasing power and leverage held by large customers in negotiating contractual arrangements with us and (ii) longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end-user that elects not to purchase our solutions.
Large organizations, including most major auto manufacturers, as well as certain potential end-users such as government agencies, often undertake a significant evaluation process that results in a lengthy sales cycle. In addition, product purchases by large organizations are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. Finally, large organizations typically have longer implementation cycles, require greater product functionality and scalability, require a broader range of services, demand that vendors take on a larger share of risks, require acceptance provisions that can lead to a delay in revenue recognition and expect greater payment flexibility. All of these factors can add further risk to business conducted with these potential customers.
If we were unable to obtain or increase orders from our existing customers and collaboration partners or generate new customers or collaboration partners in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. We cannot provide assurance that we will be able to maintain or grow our customer base in a cost-effective way. If we are unable to develop high quality products at scale, or introduce new products, we may fail to attract new customers and collaboration partners or lose our existing customers and collaboration partners, which could adversely affect our growth and profitability.

We currently manufacture batteries outside of the United States. If purchasers choose to avoid procuring batteries manufactured outside of the United States, we may be required to establish additional manufacturing facilities within the United States, which could decrease our revenue and/or earnings and our prospects may be adversely affected
We currently fabricate our battery cells in Billerica, Massachusetts and South Korea, where our Korean manufacturing site represents a majority of our batteries’ production capacity. If customers choose to avoid sourcing batteries manufactured outside the United States, whether due to regulatory requirements, incentive eligibility, supply chain considerations, or customer preferences, we may be required to establish manufacturing facilities within the United States. Establishing substantial U.S. manufacturing capabilities would require additional capital and time to design, construct, equip, and qualify such facilities. During this period, our revenues could decline, our cost structure could increase, and our ability to meet customer demand or execute our business strategy could be adversely affected. As a result, our business, financial condition, results of operations, and prospects may be materially and adversely affected.
If the cost, performance characteristics or other specifications of the battery fall short of our targets or our customers’ or collaboration partners’ requirements, our ability to market and sell our batteries could be harmed.
If the cost, performance characteristics or other specifications of the battery fall short of our targets or our customer or collaboration partner requirements, our sales, product pricing and margins would likely be adversely affected.
Our battery cells must simultaneously satisfy all the commercial and safety requirements of our customers and collaboration partners. Although certain of our cells tested passed automotive performance and safety test levels these performance and safety test results for our prototype cells are not necessarily representative of those of subsequent generations of our cells since performance and safety are a function of the composition of a cell’s materials, which may change from one generation of cells to another and depend on the final design of the battery package. Additional safety tests, with much larger samplings of cells, need to be performed as our materials and processes evolve to ensure efficacy and statistical significance.
Once commercial production of our solid-state battery cells commences, our batteries may contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls, and design changes. Our batteries are inherently complex and incorporate technology and components that have not been used for other applications and that may contain defects and errors, particularly when first introduced. We have a limited frame of reference from which to evaluate the long-term performance of our solid-state batteries. There can be no assurance that we will be able to detect and fix any defects in our solid-state batteries prior to the sale to potential consumers. If our batteries fail to perform as expected, we could lose design wins and customers or collaboration partners may delay deliveries, terminate further orders or initiate product recalls, each of which could adversely affect our sales and brand and could adversely affect our business, prospects and results of operations.
We may not be able to establish new, or maintain existing, supply relationships for necessary materials, components or equipment or may be required to pay costs for raw materials, components or equipment that are more expensive than anticipated, which could delay the introduction of our products and negatively impact our business and ability to generate revenue and profits.
Currently, we are in product development and our product design has yet to be finalized, so our volume demand is limited, and we do not have long-term supply arrangements. As volume demand grows, we expect to negotiate long-term supply contracts. For our current product development needs, we source from third-party suppliers for materials, components and equipment necessary to develop and manufacture our proprietary materials (including but not limited to electrolyte) and battery cells. For more information, see “Information About Factorial — Manufacturing and Supply.”
To the extent that, when our volume demand so requires, if we are unable to enter into long-term agreements with our current or future suppliers on beneficial terms, or such suppliers experience difficulties ramping up their supply to meet our long-term requirements at reasonable cost, we may need to seek alternative sources for necessary materials, components or equipment necessary to develop and manufacture our battery cells, produce the materials or additional components in-house, or redesign our proposed products to accommodate available substitutes. To the extent that our suppliers experience any delays in providing or developing their products, we could also experience delays in delivering on our timelines.
Moreover, the price of materials (including raw materials), components and equipment could fluctuate significantly due to circumstances beyond our control. Substantial increases in prices would increase our operating costs and negatively impact our prospects. Any disruption in supply could also temporarily disrupt future research and development activities or production of our batteries until an alternative supplier is able to meet our requirements.
Changes in business conditions, unforeseen circumstances and governmental changes, as well as other factors beyond our control or which we do not presently anticipate, could affect our suppliers’ ability to deliver materials, components or equipment to us on a timely basis. For instance, we may be impacted by currency fluctuations, trade barriers, tariffs or shortages and other general economic or political conditions (such as the ongoing military conflict between Russia and Ukraine, conflicts in the Middle East, and wider regional conflicts), which may limit our ability to obtain key materials or components for our batteries or significantly increase freight charges and other costs and expenses associated with our business. For more information, including the impact of current tariffs on us, see “— Other General Risks Related to Factorial — Changes in U.S. and foreign government policy, including the imposition of or increases in tariffs and changes to existing trade agreements, could have a material adverse effect on global economic conditions and our business, financial condition, results of operations and prospects.” Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and prospects.
Our ability to manufacture our batteries at scale depends on our ability to design, engineer, build, operate and staff our facilities successfully or to obtain third party manufacturing capacity and expertise. We may need to sell our products at a loss before reaching economies of scale.
Because we expect to rely heavily on complex machinery, well-trained personnel and a well-managed supply chain for our operations, our internal and outsourced production will involve a significant degree of uncertainty and risk in terms of operational capacity performance and costs.
Our manufacturing facilities consist of large-scale machinery combining many components. Such machinery will require us to make intensive capital expenditures prior to our ability to earn any product revenue. The manufacturing facility machinery may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Additionally, unexpected malfunctions of the manufacturing facility machinery may significantly affect the intended operational efficiency, thus materially and adversely affecting our business, financial condition and results of operations.
The production of our facilities also requires us to hire and train highly skilled personnel to operate such facilities, including engineers, workers, and indirect laborers. Recruiting and training such skilled staff takes significant cost and time, and an inability to do so timely or at all inhibits the successful operation of these facilities, thus negatively affecting our business. In addition, the manufacturing of our batteries at facilities requires us to obtain various production licenses and permits, receive the necessary internal approvals from our customers and collaboration partners regarding specifications and enter into agreements for the supply of materials, components and manufacturing tools and supplies. If we do not complete such steps in a timely manner, our manufacturing timeline or output could be significantly delayed or inhibited.
We also plan to rely in the future on contract manufacturers to complete production of certain of our products in a timely manner that meets our quality, quantity and cost requirements. Contract manufacturers may encounter problems during manufacturing for a variety of reasons, any of which could delay or impede their ability to meet demand for our products.
Finally, the production of our batteries at scale and competitive cost will require us to achieve rates of throughput, use of electricity and consumables, yield, and rate of automation demonstrated for mature batteries and battery material. As we have not produced our batteries at a gigafactory scale, our ability to achieve such rates is untested and subject to significant constraints and uncertainties. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, environmental hazards and remediation, costs associated with commissioning of machines, damages or defects in electronic systems, industrial accidents, fire and seismic activity and natural disasters, and problems with equipment vendors. Should operational risks materialize, they may result in lower yield, which would negatively affect our revenue growth and profitability as projected. Additionally, they could cause personal injury to or death of workers, the loss of manufacturing equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We expect to expand and/or retrofit our existing manufacturing facilities and may, in the future, enter or lease new manufacturing facilities, all of which will require significant capital investment and may not be completed on a timely basis or operate as expected.
We expect to expand, retrofit or upgrade our existing manufacturing facilities and, in the future, may need to lease or otherwise enter into new manufacturing facilities to support the development, scale-up and commercialization of our battery technology. These activities will require significant capital expenditures, management attention and operational resources, and may involve complex construction, installation, commissioning and qualification processes. We may encounter delays, cost overruns, supply chain constraints, permitting issues, labor shortages, equipment delivery delays or other unforeseen challenges in connection with the expansion or retrofit of existing facilities or the leasing of new facilities.
The successful operation of expanded, retrofitted or newly established manufacturing facilities depends on our ability to design, install, integrate and operate new or modified equipment, processes and infrastructure at scale. Any failure to effectively integrate new facilities or manufacturing lines with our existing operations, or to achieve expected levels of throughput, yield, quality, safety or cost efficiency, could result in production disruptions, increased operating costs, delays in product development or commercialization, or reduced margins. In addition, new or retrofitted facilities may not operate as expected initially, and we may need to incur additional costs or make further modifications to achieve targeted performance.
Our decisions regarding whether, when and where to expand or enter new manufacturing facilities are subject to numerous uncertainties, including customer demand, the availability and timing of financing, regulatory and permitting requirements, geopolitical and macroeconomic conditions, and the availability of qualified personnel. If we are unable to successfully expand, retrofit or bring new manufacturing facilities online in a timely and cost-effective manner, or if we commit resources to facilities that ultimately prove to be unnecessary or uneconomic, our business, financial condition, results of operations and prospects could be materially adversely affected.
If the UAVs or EVs in which our batteries are installed do not meet certain standards, our business, results of operations and prospects could be adversely affected.
Our products are expected to be used as components in UAVs and EVs. All vehicles sold must comply with applicable international, federal, and state UAV and motor vehicle safety standards, which vary by national and other jurisdictions. In the United States, vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by our eventual UAV and EV manufacturing customers to satisfy motor vehicle standards could have a material adverse effect on our business and results of operations.
Moreover, we may incur our own significant costs in complying with these regulations. Laws and regulations related to the UAV and EV industry and alternative energy are currently evolving and we face risks associated with changes to these laws and regulations.
To the extent laws and regulations become more stringent or otherwise change, our products or the UAVs or vehicles into which they are incorporated may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing laws and regulations could be burdensome, time consuming and expensive. To the extent compliance with new laws and regulations is cost prohibitive, our business, financial condition, results of operations and prospects would be adversely affected.

Internationally, there may be laws and regulations in jurisdictions we have not yet entered or laws of which we are unaware in jurisdictions we have entered that may restrict our sales or other business practices. Even for those jurisdictions we have analyzed, the laws and regulations in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles interfering with our or our eventual customers’ or collaboration partners’ ability to sell products could have a negative and material impact on our business, financial condition, results of operations and prospects.
The UAV and EV battery markets continue to evolve and are highly competitive, and certain other battery manufacturers have significantly greater resources, experience and scale than we do and have technologies that may be superior to ours. As a result, we may not be able to produce our products at cost-competitive prices.
The UAV and EV battery markets are fast-growing, extremely competitive and driven by the innovation of both large incumbents and emerging entrants like Factorial. For more information, see “Information about Factorial — Competitive Landscape.” Li-ion battery technology has been widely adopted and our current competitors have, and future competitors may have, greater resources than we do and may also be able to devote greater resources to the development of their current and future technologies. These competitors also may have greater access to customers and may be able to establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and competitive positioning. In addition, battery manufacturers may continue to reduce cost and expand supply of conventional batteries and therefore reduce the prospects for our business or negatively impact our ability to sell our products at a market-competitive price and yet with sufficient margins.
A number of development-stage companies are also seeking to develop new technologies for batteries. Potential new entrants are seeking to develop new technologies for cathodes, anodes, electrolytes and additives. Some of these companies have established relationships with OEMs and are in varying stages of development. Additionally, many OEMs are researching and investing in conventional batteries and/or next-generation battery efforts and, in some cases, in battery development and production. Furthermore, other companies are developing alternative technologies such as advanced diesel, ethanol, fuel cells or compressed natural gas, as well as potential improvements in the fuel economy of the internal combustion engine. We expect competition in battery technology and e-mobility markets intensify due to increased demand for these vehicles and a regulatory push for UAVs and EVs, continuing globalization, and consolidation in the worldwide aviation and automotive industry. Developments in alternative technologies or improvements in battery technology made by competitors may materially adversely affect the sales, pricing and gross margins of our batteries. If a competing technology is developed that has superior operational or price performance, our business will be harmed. Similarly, if we fail to accurately predict and ensure that our battery technology can address customers’ and collaboration partners’ changing needs or emerging technological trends, or if our customers or collaboration partners fail to achieve the benefits expected from our batteries, our business will be harmed.
Developments in alternative battery technology or other power and energy alternatives may adversely affect the demand for our battery products.
Significant developments in alternative technologies, such as fuel cell technology, advanced diesel, ethanol or natural gas, or breathing batteries, may materially and adversely affect our business, financial condition, results of operations and prospects in ways that we may not currently anticipate. Existing and other battery technologies, fuels or sources of energy may emerge as customers’ preferred alternatives to our battery products. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced alternative products, which could result in decreased revenue and a loss of market share to our competitors.
Our research and development efforts may not be sufficient to adapt to changes in alternative fuel and EV technology. As technologies evolve, we plan to upgrade or adapt our energy solutions with the latest technology, in particular lighter weight modules and packs, advanced cooling methods, more sophisticated safety management software, more efficient manufacturing process, and advanced battery chemistry, which may also negatively impact the adoption of our other products. However, we may not compete effectively with alternative systems if we are not able to develop, source and integrate the latest technology into our battery products.

We rely on, and will continue to rely on, complex equipment for our operations. This equipment, and manufacturing generally, creates a significant degree of risk and uncertainty in terms of operational performance and costs.
We rely heavily on, and will continue to rely heavily on, complex equipment for our operations and the production of our batteries, which involves a significant degree of uncertainty and risk in terms of operational performance and costs. Our manufacturing equipment consists of many components, which may suffer unexpected malfunctions from time to time and may depend on repairs and spare parts to resume operations, which may not be available when needed. Problems with our manufacturing processes could result in the loss of manufacturing equipment, damage to manufacturing facilities, monetary losses, delays, unanticipated fluctuations in production and personal injury to or death of workers. Should our precautions be inadequate or an event be larger than expected, we could have significant equipment or facility damage that would impact our ability to deliver our battery products and require additional resources to recover. In addition, in some cases, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. Any of these operational problems, or a combination of them could have a material adverse effect on our cash flows, business, financial condition, results of operations or prospects.
Furthermore, manufacturing technology may evolve rapidly, and we may decide to update our manufacturing processes more quickly than expected. Moreover, as we scale the commercial production of our batteries, our experience may cause us to discontinue the use of already modified or installed equipment in favor of different or additional equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to accelerate, as well as requiring us to make substantial capital expenditures for the improvement or replacement of such equipment, and our results of operations could be negatively impacted.
We have pursued and may continue to pursue development agreements and other strategic alliances, which could have an adverse impact on our business if they are unsuccessful or entered into on terms that are disadvantageous to us.
We have entered into development agreements with certain of our customers and collaboration partners, and may in the future enter into similar arrangements and development agreements with our customers and collaboration partners, including with Mercedes-Benz, Stellantis and Hyundai/Kia. While offering potential benefits, these strategic alliances with OEMs and others could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by our partners and costs of establishing and maintaining new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of our partners and, to the extent any of them suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with them. For example, if we rely on our partners’ manufacturing facilities, those operations would be outside of our control. We could experience delays if our partners do not meet agreed-upon timelines or experience capacity constraints, and in turn, we could lose customers and collaboration partners and face reputational harm.
Certain components of our batteries pose safety risks that may cause injury or death. We may be subject to financial and reputational risks due to product recalls and product liability claims, and we could face substantial liabilities that exceed our resources.
Due to their energy density, our batteries can pose certain safety risks, including the risk of fire in the event of manufacturing defects, improper use, or improper testing. Accidents causing death, personal injury or property damage, can occur, and no high energy density battery will ever be 100% safe. For example, under certain conditions our batteries can go into thermal runaway, which can result in fire. Although we incorporate safety procedures in the research, development, manufacture and transportation of our batteries that are designed to minimize safety risks, the manufacture or use of our battery products may still cause accidents. Any accident, whether occurring at our manufacturing facilities or from the use of our battery products, may result in significant production interruption, delays or claims for substantial damages caused by personal injuries or property damage.

In addition, due to the harsh environments in which batteries are used, including extremely low temperature and pressure, and combat for military applications, our batteries go through rigorous testing to ensure safe behavior under abuse-case conditions. Although such tests have been successful to date, we cannot assure you such tests will be successful in the future. If we have to make design changes to address any safety issues, we may have to delay or suspend our planned production, which could materially damage our brand, business, financial condition, results of operations and prospects.
Product liability claims, even those without merit or those that do not involve our battery products, could harm our business, financial condition, results of operations and prospects.
A successful product liability claim against us, resulting from safety issues or otherwise, could require us to pay a substantial monetary award. We may not be able to cover any substantial monetary judgment against us. Moreover, a product liability claim against us or our competitors could generate substantial negative publicity about our battery products and could have a material adverse effect on our brand, business, financial condition, results of operations and prospects.
The unavailability, reduction, or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, results of operations, and prospects.
We have applied, and may continue to apply, for governmental and economic incentives available to the EV battery developers. Government incentives and subsidies are granted in connection with a government’s efforts to promote the development of the local economy and other policies. We intend to apply for further grants in the future in the jurisdictions in which we operate. Some local government incentives and subsidies may be challenged by higher-level government authorities. Therefore, government incentives and subsidies may be modified, terminated or subject to clawback at the sole discretion of the relevant governmental authorities. Additionally, because laws, regulations and policies with respect to incentives and subsidies may change, we cannot be sure that government incentives and subsidies will continue to be available. In the event that we cease to receive any government incentives or subsidies, any current or future incentive or subsidy is reduced, or any of our current or future incentives or subsidies are challenged, our business, financial condition and results of operations may be adversely affected.
Additionally, we believe that, currently, the availability of government incentives and subsidies available to end-users and OEMs is an important factor considered by customers when purchasing EVs, and that growth in the battery market will depend in part on the availability and amounts of these subsidies and incentives for EVs. Currently, government programs, including in China and Europe, favor the purchase of EVs, including through disincentives that discourage the use of gasoline-powered vehicles. At the federal level in the United States, while the Inflation Reduction Act of 2022 (the “IRA”) provided tax credits for the purchase of electric vehicles and electric vehicle charging infrastructure, the One Big Beautiful Bill Act (the “OBBBA”), enacted in July 2025, has now terminated these credits, which were phased out on September 30, 2025 with respect to electric vehicle purchased after such date and will be phased out on June 30, 2026 with respect to electric vehicle charging infrastructure placed in service after such date. These changes may reduce demand for EVs, adversely affecting our anticipated sales of EV battery products. In addition, OEM customers may delay taking delivery of our battery products if they believe that certain EV incentives will be available at a later date, which may adversely affect our business, financial condition, results of operations and prospects. Any further reduction or elimination of government and economic incentives or subsidies may result in the diminished competitiveness of the alternative fuel vehicle industry generally or EVs that use our batteries in particular.
Our operations expose us to litigation, environmental, and other legal and compliance risks. Compliance with laws and regulations is expensive, and our failure to comply with these laws and regulations may result in monetary damages and fines, adverse publicity and a material adverse effect on our business.
We are subject to a variety of litigation, environmental, health and safety and other legal compliance risks. These risks include, among other things, possible liability relating to product liability matters, personal injuries, intellectual property rights, contract-related claims, health and safety liabilities, environmental matters and compliance with U.S. and foreign laws, competition laws and laws governing improper business practices.

Our operations in the United States and South Korea may be subject to environmental laws and regulations, including laws and regulations relating to water, discharges, emissions, chemicals, hazardous materials, natural resources, remediation and contamination. Compliance with these laws can be difficult and costly. For example, battery life cycle management regulations and regulations governing the transport of batteries may impose substantial requirements on our operations in the United States. Our operations may be required to obtain and comply with environmental permits, many of which may be difficult and expensive to obtain and must be renewed on a periodic basis. A failure to comply with these laws, regulations or permits could result in substantial liabilities, including fines, penalties, the suspension or loss of permits, and possibly orders to cease the non-compliant operations.
As a business with international reach, we are subject to complex laws and regulations in jurisdictions in which we operate. Those laws and regulations may be interpreted in different ways. They may also change from time to time, as may related interpretations and other guidance. Changes in laws or regulations could result in higher expenses and payments, and uncertainty relating to laws or regulations may also affect how we conduct our operations and structure our investments and could limit our ability to enforce our rights.
Changes in environmental and climate laws or regulations, including laws relating to greenhouse gas emissions, could lead to new or additional investment in manufacturing designs, subject us to additional costs and restrictions, including increased energy and raw materials costs, and could increase environmental compliance expenditures. We are subject to various environmental laws and regulations on air emission, waste water discharge, solid waste, noise and the disposal of hazardous materials. Cobalt and lithium are toxic materials that are important raw materials in our batteries. We also use, generate and discharge other toxic, volatile and hazardous chemicals and wastes in our research, development and manufacturing activities. Under South Korean and U.S. environmental regulations, we are required to maintain the pollutant emission levels at the facility within the levels prescribed by the relevant governmental authorities and obtain a pollution discharge permit for water and air emissions. In addition, certain laws and regulations require enterprises like us that generate hazardous waste to engage companies which are licensed and qualified to process the hazardous waste, and to collect, store, dispose of and transfer the hazardous waste.
If we fail to comply with national and local environmental protection laws and regulations, the relevant governmental authorities may impose fines or deadlines to cure instances of non-compliance and may even order us to cease operations if we fail to comply with their requirements. In particular, any breach by us in connection with requirements relating to the handling of hazardous wastes may subject us to monetary damages and fines. In addition, if any third party suffers any loss as a result of our pollutant emission practices, our improper handling of hazardous waste or our noncompliance with environmental regulations, such third parties may seek damages from us.
There can be no assurance that we will be able to comply with all environmental laws and regulations at all times as the environmental legal regime is evolving and becoming more stringent, especially in South Korea and the United States. Therefore, if these or other governments where we do business impose more stringent regulations in the future, we will have to incur additional substantial costs and expenses in order to comply with new regulations, which may negatively affect our results of operations. If we fail to comply with any of the present or future environmental regulations in any material aspect or cause any loss to any third parties due to our pollutant emission practices, improper handling of hazardous wastes or other environmental noncompliance, we may suffer from negative publicity and may be required to pay substantial fines, pay damages to such third parties, or suspend or even cease operations. Failure to comply with environmental laws and regulations may materially and adversely affect our business, financial condition, results of operations and prospects.
We are subject to environmental and safety risks and requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect our business and results of operations.
Battery technology development and manufacturing involve certain inherent environmental and safety risks. Some of our employees handle hazardous materials, including chemicals, such as materials containing lithium and sulfide, that pose specific challenges. We have engineering and administrative controls in place for handling these materials along with any hazardous substances and the employees who handle such materials are required to follow certain safety procedures, including the use of personal protective equipment such as respirators where needed, chemical goggles, and other protective clothing. In addition to exposure, materials with lithium and sulfides have the propensity to start fires. While we believe we have taken precautionary measures which include engineering controls, personal protective equipment, procedures and training to prevent human exposures and fires, including annual safety training for our employees, we cannot ensure that human or environmental exposure to hazardous materials used in our development activities and prototype products will not occur. Any such exposure could result in future third-party claims against us, damage to our reputation, and heightened regulatory scrutiny, remedial and corrective action obligations or the incurrence of capital expenditures, any of which could limit or impair our ability to attract customers or collaboration partners. The occurrence of future events such as these could have a material adverse effect on our business, financial condition and results of operations.
We utilize new manufacturing equipment, techniques and processes, including specialized automated manufacturing equipment within our separator, cathode, and cell assembly process areas. These equipment and processes pose hazards typical to manufacturing such as, but not limited to, hazardous materials, moving parts, and high voltage and/or high current electrical systems typical of large manufacturing equipment and related safety incidents. Although we conduct equipment and process reviews before use, we may not be able to prevent the occurrence of safety incidents that damage machinery or our products, slow or stop production, or harm employees. Consequences to such safety incidents may include litigation, regulation, fines, increased insurance premiums, personal injury to or death of our employees, mandates to temporarily halt production, workers’ compensation claims, damage to our facilities, or other actions that impact our company brand, finances, or ability to operate.
In addition to the risks listed above, we are subject to numerous federal, state and local environmental laws and regulations governing, among other things, solid and hazardous waste storage, treatment and disposal, and remediation of releases of hazardous materials. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations, including used battery recycling, recovery and reuse, are cost intensive activities that we support. Federal, state and local authorities also regulate a variety of matters, including, but not limited to, health, safety and permitting in addition to the environmental matters discussed above. New legislation and regulations may require us to make material changes to our operations, resulting in significant increases in the cost of production.
Our business depends substantially on the continuing efforts of our senior executives and other key personnel as well as the ability to attract, train, and retain highly skilled employees and key personnel.
Our success depends on our ability to attract and retain our executive officers, key employees and other qualified personnel, and our operations may be severely disrupted if we lost their services. As we build our brand and become better known, there is increased risk that competitors or other companies will seek to hire our personnel. Most of our executives and engineering staff are subject to non-competition and non-solicitation restrictions, but we may face challenges in enforcing these non-competition and non-solicitation restrictions, particularly in jurisdictions that disfavor or outlaw such restrictions. The failure to attract, integrate, train, motivate and retain these personnel could seriously harm our business and prospects, especially if our non-competition and/or non-solicitation restrictions are found to be invalid and/or unenforceable.
To execute our business plan, we must attract and retain highly qualified personnel in research and development, artificial intelligence and machine learning, sales and marketing, production and other leadership roles. Competition for these employees is intense, and we may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications in relevant industries. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in high-technology industries, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly reduced in value.
A significant talent pool consists of nationals from countries that may require a license from the United States Bureau of Industry and Security to work with our technology, which raises the cost of hiring due to the uncertainty that a license may not be granted and the candidate would be unemployable in the role envisioned. Our ability to recruit and retain highly skilled personnel internationally depends in part on our ability to obtain and maintain appropriate visas and work authorizations for such employees. Changes in U.S. immigration policy, including increased scrutiny, delays, reductions in the number of visas granted, or limitations on the extension or renewal of existing visas, could make it more difficult or more expensive for us to hire and/or continue to employ certain personnel. In addition, uncertainty regarding the availability or timing of visa approvals or extensions may discourage qualified candidates from accepting employment with us or result in the loss of existing employees whose work authorization cannot be timely obtained or renewed. Any reduction in the availability of new visas or extensions of existing visas, and/or any increase in processing times or denial rates, could limit our access to global talent, disrupt our operations and adversely affect our ability to execute our business strategy. If we fail to attract new personnel, and/or fail to retain and motivate our current personnel, our business and growth prospects could be harmed.
In addition, we are highly dependent on the services of Dr. Siyu Huang, our Co-Founder and Chief Executive Officer; Dr. Alex Yu, our co-Founder and Chief Technology Officer; Jason Duva, our General Counsel; Richard Wei, our Chief Financial Officer; and other senior technical and management personnel, including our executive officers, who may take significant amounts of time to replace. If Drs. Huang, Yu, or other key personnel were to depart, we may not be able to successfully attract and retain the senior leadership necessary to grow our business.
If we do not maintain and continue to develop our corporate culture as we grow and evolve, it could also harm our ability to foster innovation, creativity and teamwork we believe we need to support our growth. Additions of executive-level management, significant numbers of new employees, our workforce reduction and higher employee turnover could significantly and adversely impact our culture.
Risks Related to Our Limited Operating History
We are an early-stage company with a history of financial losses and expect to incur significant expenses and continuing losses from operations.
We have incurred net losses since our inception. For example, during the years ended December 31, 2025 and 2024, we reported net losses of $[•] million and $54.3 million, respectively, with revenue of $[•] million and $0, respectively. We may continue incurring net losses in the future as we, among other things, endeavor to hire the experienced scientific, quality-control, and manufacturing personnel needed to operate our manufacturing processes to scale; increase our sales and marketing activities; expand our distribution infrastructure; and increase our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.
We are not yet cash flow positive, and any failure to effectively manage our cash resources or generate future cash flows could adversely affect our business.
We are not currently cash flow positive, and the development, scaling, and commercialization of battery technology is capital intensive, even under a capital-light operating model. Our business requires ongoing investment in research and development, manufacturing scale-up, supply chain development, and commercialization activities, which may result in significant cash outflows before we generate sufficient operating cash flows.
Our future success depends, in part, on our ability to effectively manage our cash resources, control operating expenses, and generate cash flows from commercial activities in a timely manner. Any misalignment between our cash expenditures and cash inflows, delays in customer adoption or revenue generation, cost overruns, or inefficiencies in cash management could require us to seek additional financing sooner than expected or on less favorable terms.
If we are unable to obtain additional capital when needed, or if we are unable to generate sufficient cash flows to support our operations, our ability to execute our business strategy, continue operations, or pursue growth opportunities could be materially and adversely affected.

Our business plan has yet to be tested, and we may not succeed in executing on our strategic plans, including commercialization.
As a research and development stage company, we face a number of difficulties normally encountered by new enterprises, including substantial risks and expenses in the course of establishing or entering new markets, organizing operations, and undertaking marketing activities. The likelihood of our success must be considered in light of these difficulties and the competitive environment in which we operate. There is nothing at this time upon which to base an assumption that our business plan will prove successful, and we may not be able to generate significant revenue, raise additional capital, or operate profitably. We will continue to encounter challenges frequently experienced by early commercial stage companies, including scaling up our infrastructure and managing our headcount, and may encounter unforeseen expenses, difficulties, or delays in connection with our growth. In addition to the extensive capital requirements of our business, we can be expected to continue to sustain substantial operating expenses without generating sufficient revenue to cover expenditures. Any investment in our company is therefore highly speculative and could result in loss of your entire investment.
It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates or we adjust our estimates in future periods, our business, prospects, results of operations, and financial condition could be materially and adversely affected. Furthermore, our financial performance in one period may not be indicative of financial performance in future periods.
We will need substantial additional capital in the future to fund our business and may be unable to meet our future capital requirements, impairing our financial position and results of operations.
The development, design, manufacture and sale of batteries is a capital-intensive business. We expect to sustain substantial operating expenses, without generating sufficient revenues to cover expenditures, for a number of years. To date, we have funded our operations through funding received through the sales of our convertible preferred stock. These funds are expected to finance our principal sources of liquidity and ongoing costs, such as research and development relating to our batteries and the construction of additional manufacturing facilities. In the future, if we are not able to fund our operations from cash flows generated from anticipated product sales, we expect that we will need to raise additional funds through a variety of possible methods, including, but not limited to, entry into joint ventures or other strategic arrangements, issuance of equity (including through at-the-market sales), equity-related or debt securities or through obtaining credit from financial institutions, as well as anticipated future revenue from product sales. Any such issuances may be highly dilutive and/or may result in the imposition of covenants that significantly restrict our ability to conduct our business and operations as we may otherwise deem appropriate.
We believe that our cash on hand and marketable securities will be sufficient to meet our working capital and capital expenditure requirements for a period of at least 12 months from the date of the most recent financial statements included in this proxy statement / prospectus and also sufficient to fund us through commercialization. However, additional funding may be required for a variety of reasons, including opportunities to expand our manufacturing capabilities and delays in expected development of our battery cells. Our ability to successfully develop our products, commence commercial operations and expand our business will depend on many factors, including our working capital needs, the availability of equity and/or debt financing and, over time, our ability to generate positive cash flows from operations.
We cannot be certain that additional capital will be available on attractive terms, if at all, when needed, which could be dilutive to stockholders. We may be forced to decrease our level of investment in product development or scale back our operations, which could have an adverse impact on our business and financial prospects. Furthermore, the cost of debt could be higher than anticipated, which could negatively affect our earnings.
Incorrect estimates or assumptions by management in the preparation of our consolidated financial statements could adversely impact our reported assets, liabilities, income, revenue, or expenses.
The preparation of our consolidated financial statements requires management to make critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, stockholders’

equity, revenue, income, and expenses during the reporting periods. Incorrect estimates and assumptions by management could result in reported amounts that are overstated or understated and have a material adverse effect on our business, prospects, results of operations, and financial condition.
Our ability to utilize any net operating losses or tax credit carry forwards to offset taxable income are subject to complex limitations.
Section 382 of the Internal Revenue Code limits the ability of a corporation that undergoes an “ownership change” to use its pre-change net operating losses to offset future taxable income. An “ownership change” generally means a greater than 50 percentage point change (by value) in a corporation’s equity ownership by certain stockholders over a three-year period. If we have experienced an ownership change at any time since our incorporation, we may be subject to these limitations on our ability to utilize our net operating losses and other tax attributes to offset taxable income or tax liability. In addition, future changes in our stock ownership, which may be outside of our control, may trigger an ownership change.
Changes in tax law, regulations, or interpretations, including those resulting from the OBBBA, could suspend the use of net operating losses or tax credits, possibly with retroactive effect, and adversely impact our effective tax rate or cash flows. As a result, if we earn net taxable income, we could be unable or limited in our ability to use net operating losses and other tax attributes to offset such taxable income, which could result in increased future income tax liabilities. Similar provisions of state tax law may also limit our use of accumulated state tax attributes.
Our cash and money market funds could be adversely affected if the financial institutions in which we hold our cash and money market funds fail.
We deposit and maintain our cash and money market funds with third party financial institutions. A failure of these financial institutions to return our cash deposits and money market funds, or if a depository institution is subject to other adverse conditions in the financial or credit markets, could impact our access to our cash or money market funds and could adversely impact our operating liquidity and financial performance.
There is substantial doubt about our ability to continue as a going concern.
We have prepared cash flow forecasts which indicate that, based on our expected operating losses and negative cash flows and without giving effect to the consummation of the Business Combination or the PIPE Financing, there is substantial doubt about our ability to continue as a going concern for the twelve months following the date that the Factorial consolidated financial statements, as of and for the year ended December 31, 2024, are issued. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Factorial — Liquidity and Capital Resources.” As a result, management has included disclosures in Note 1 of Factorial’s financial statements, which include a statement that substantial doubt exists about our ability to continue as a going concern, and our independent registered public accounting firm has included an explanatory paragraph in its report on Factorial’s financial statements as of and for the year ended December 31, 2024, referring to management’s disclosure with respect to this uncertainty. Our future viability as an ongoing business is dependent on our ability to raise additional capital to finance our operations.
There is no assurance that we will succeed in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all. The perception that we might be unable to continue as a going concern may also make it more difficult to obtain financing for the continuation of our operations on terms that are favorable to us, or at all, and could result in the loss of confidence by investors and employees. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that our investors will lose all or a part of their investment.

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness or otherwise fail to maintain proper and effective internal controls, our ability to produce timely and accurate financial statements could be impaired, which could adversely affect our operating results, our stock price and access to the capital markets.
As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. In addition, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting in our annual reports on Form 10-K, pursuant to the rules and regulations of the SEC regarding compliance with Section 404 of the Sarbanes-Oxley Act. The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly and complicated. We have identified a material weakness in our internal control over financial reporting relating to inadequate resources to ensure timely and accurate preparation of reconciliations of accounts, and timely and accurate assessment, review and documentation of various transactions to ensure accurate recording of accounts in our financial statements in a timely manner. This material weakness has led to a conclusion that our internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2024. Our inability to remediate this material weakness, our discovery of additional control deficiencies or material weaknesses in internal control, and our inability to achieve and maintain effective disclosure controls and procedures and internal control over financial reporting, could adversely affect our results of operations, our stock price and investor confidence in our Company.
Our management plans to take action to remediate this material weakness in our internal control over financial reporting, however we cannot be certain as to when remediation will be fully completed. In addition, we could in the future identify additional internal control deficiencies that could rise to the level of a material weakness or uncover other errors in financial reporting. The remediation of such deficiencies or material weaknesses may require significant costs and devotion of a substantial amount of management’s attention, diverting financial resources or management’s time from operating our business. During the course of our evaluation, we may identify areas requiring improvement and may be required to design additional enhanced processes and controls to address issues identified through this review. In addition, there can be no assurance that such remediation efforts will be successful, that our internal control over financial reporting will be effective as a result of these efforts or that any such future deficiencies identified may not be material weaknesses that would be required to be reported in future periods.
If we fail to remediate this material weakness and maintain effective disclosure controls and procedures or internal control over financial reporting, we may not be able to rely on the integrity of our financial results, which could result in inaccurate or late reporting of our financial results, which inaccuracies may lead to a requirement to restate our financial statements, as well as delays or the inability to meet our future reporting obligations or to comply with SEC rules and regulations. As a result, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could decline. We could also become subject to investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities, which could require additional financial and management resources. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could restrict our future access to the capital markets as a result of a loss of investor confidence, limitations on our ability under the Securities Act to conduct certain transactions or a reduction in liquidity if our common stock does not remain listed on a national securities exchange. Reduced access to capital or increased use of financial resources to remedy deficiencies in or maintain the effectiveness of internal controls may reduce our liquidity and ability to operate our business.
Risks Related to Our Intellectual Property
We rely heavily on our intellectual property portfolio. If we are unable to protect our intellectual property rights, our business and competitive position would be harmed.
We rely upon a combination of various intellectual property protections afforded by patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as contractual protections afforded by license agreements and other agreements, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property rights through nondisclosure and invention assignment agreements with our employees and consultants, and through non-disclosure agreements with business partners and other third parties. However, these agreements may be insufficient or breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of our confidential information, intellectual property, or technology. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Despite our efforts to protect our proprietary rights, third parties may, without proper authorization, attempt to copy or otherwise obtain and use our intellectual property or be able to design around our intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be adequate, sufficient, or effective. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management’s attention, which could harm our business, results of operations and financial condition.
While certain of our proprietary works may be protected under copyright law, we have chosen not to register any copyrights in these works and instead primarily on protecting our software as a trade secret. In order to bring a copyright infringement lawsuit in the United States, the copyright must be registered. Accordingly the remedies and damages available to us for unauthorized use of our works of authorship may be limited.
Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.
Certain of our key technological innovations, including innovations that are currently commercialized in our products and innovations that we plan to deploy in the future, are described in our issued patents and pending patent applications, as well as patent applications that we plan to file in the future. For more information, see “Information about Factorial — Intellectual Property.” The process of applying for and obtaining a patent is expensive, time consuming and does not always result in patent claims as expected or needed. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we financially may not be able to protect our proprietary rights at all. There is also no assurance that the pending applications will result in issued patents.
In addition, third parties may have blocking patents that could prevent us from marketing our products or practicing our technology. Alternatively, third parties may seek to develop or market their products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid and/or unenforceable. Even if our patents are determined to be valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives. Under the terms of certain agreements with our development partners, we may file patent applications jointly with third parties and end up co-owning certain patents. As a result, we may not have exclusive rights to such patents and co-ownership of a patent may require us to enter into license agreements with third parties, which are less favorable than if we were the sole owner of the patent. Furthermore, if the other owners are unwilling to join us in an enforcement action, we may be unable to enforce our jointly owned patent rights against infringers. Such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. If one or more of our patents are held to be invalid or unenforceable, if claims of those patents are interpreted narrowly, or if patents fail to issue from our pending applications, our competitiveness and value may also be undermined. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.
While we have been issued patents for certain aspects of our technology and have additional patent applications pending, we have not applied for patent protection for all aspects of our technology. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed.
We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs or limit our ability to use certain technology.
Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, distribute, or sell our battery products, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of patents or trademarks inquiring whether we are infringing their proprietary rights and/or seek court declarations that they do not infringe upon our intellectual property rights. Companies holding patents or other intellectual property rights relating to batteries, electric motors or electronic power management systems may bring suits alleging infringement by our battery products of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:
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cease selling, incorporating or using products that incorporate the challenged intellectual property;

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pay substantial damages;

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obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or

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redesign our batteries.

We may be subject to additional infringement claims in the future, and even if we believe such claims are without merit, such claims are time-consuming, expensive to litigate or settle and can divert management’s resources and attention. An adverse determination could require that we pay damages, which could be substantial, or that we stop using technologies found to be in violation of a third party’s rights and could prevent us from selling our batteries. In order to avoid these restrictions, we may have to seek a license for the technology. Any such license may not be available on reasonable terms or at all, could require us to pay significant royalties and may significantly increase our operating expenses or otherwise seriously harm our business or results of operations.
In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology, our business, financial condition, results of operations and prospects could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management’s attention.
If we fail to comply with our obligations under license or technology agreements with third parties or are unable to license rights to use technologies on reasonable terms, we may be required to pay damages and could potentially lose license rights that are critical to our business.
We license certain intellectual property, including technologies, data, content and software from third parties, that is important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. These licenses typically limit our use of the licensed intellectual property or technology to specific uses and include other contractual obligations with which we must comply. If we fail to comply with any such obligations, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our products and services, or inhibit our ability to commercialize future products and services. Moreover, our licensors may infringe the intellectual property rights of others or our licensors may not have sufficient rights to the intellectual property to grant us the applicable rights. Although we seek to secure indemnification protection from our vendors to protect us against potential third-party infringement claims in connection with our use of the applicable licensed intellectual property, not all of our vendors agree to provide us with sufficient indemnification protection, and in the instances where we do secure indemnification protection from our vendors, it is possible such vendors may not honor such indemnification obligations. If any of our licenses terminate, if we or the licensors fail to abide by the terms of the license, if the licensed intellectual property rights are found to be invalid or unenforceable or if the licensed technology is alleged to be infringing, our business, financial results and reputation could be harmed.
In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more-established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. In addition, companies that perceive us to be a competitor may be unwilling to license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. In addition, such licenses may be nonexclusive, which could give our competitors access to the same intellectual property licensed to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.
We may obtain licenses on technology that has not been commercialized or has been commercialized only to a limited extent, and the success of our business may be adversely affected if such technology does not perform as expected.
From time to time, we may license from third parties, technologies that have not been commercialized or which have been commercialized only to a limited extent. These technologies may not perform as expected within our silicon anode battery cells and related products. If the cost, performance characteristics, manufacturing process or other specifications of these licensed technologies fall short of our targets, our expected sales, costs, time to market, competitive advantage, future product pricing and potential operating margins may be adversely affected.
We may face risks relating to protecting our intellectual property in various countries resulting from our international business operations.
Patent, trademark and trade secret laws vary significantly throughout the world. Filing, prosecuting, and defending patents in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection or licenses, but enforcement is not as strong as that in the United States.
A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States, and efforts to protect against the unauthorized use of our intellectual property rights, technology, and other proprietary rights may be more expensive and difficult outside of the United States. Some courts inside and outside the United States may be less willing or unwilling to protect trade secrets and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases. Failure to adequately protect our intellectual property rights could result in our competitors using our intellectual property to offer products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, financial condition, results of operations and prospects.
Other General Risks Related to Factorial
Governmental trade controls, including export and import controls, sanctions, customs requirements and related regimes, could subject us to liability or loss of contracting privileges, limit our ability to transfer technology or compete in certain markets and affect our ability to hire qualified personnel.
Our technology and products, including components of our products, are subject to export control and import laws and regulations, including those by the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury

Department’s Office of Foreign Assets Control, and similar regulations by the South Korean government. These jurisdictions’ export control laws and regulations and economic sanctions prohibit the shipment of certain products, technologies and services to embargoed or sanctioned countries, governments and persons, as well as to various countries and persons due to national security and foreign policy concerns. In particular, U.S. and South Korean export control laws apply to cells with an energy density greater than 350 Wh/kg and require a license for the export of technology and cells exceeding that threshold to many locations outside of each respective jurisdiction, including China and Singapore. Some of our technology and products are thus presently subject to these license requirements under export controls.
Complying with export control and sanctions regulations for a particular sale may be time-consuming and result in delay or loss of sales opportunities. We have set up an export controls compliance program internally. If we fail to comply with these laws and regulations, we and even some of our employees could be subject to substantial civil and/or criminal penalties, including the possible loss of export or import privileges, fines, which may be imposed on us and responsible employees or managers and, in extreme cases, the incarceration of responsible employees or managers.
A significant talent pool is comprised of nationals from countries that may require a license from the Bureau of Industry and Security to work with our technology (such as China, Russia, and Japan), which raises the cost of hiring due to the uncertainty that a license may not be granted and the candidate would be unemployable in the role envisioned. In addition, changes in our products or solutions or changes in applicable export or import laws and regulations may create delays or prohibitions in the introduction and sale of our products and solutions in international markets, increase costs due to changes in import and export duties and taxes, prevent our customers from deploying our products and solutions or, in some cases, prevent the export or import of our products and solutions to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our products and solutions, decreased ability to export or sell our products and solutions to customers, and decreased ability to import components or parts critical to the manufacture of our products. Any decreased use of our technology and products, limitation on our ability to export or sell our technology and products, or limitation on our ability to import materials, components or equipment would likely adversely affect our business, financial condition, results of operations and prospects.
Changes in U.S. and foreign government policy, including the imposition of or increases in tariffs and changes to existing trade agreements, could have a material adverse effect on global economic conditions and our business, financial condition, results of operations and prospects.
As a result of changes to U.S. and foreign government policy, there may be changes to existing trade agreements, greater restrictions on free trade generally, the imposition of or significant increases in tariffs or other trade restrictions on goods imported into the United States, particularly those manufactured in China, or minerals imported into the United States, and adverse responses by foreign governments to U.S. trade policies, among other possible changes. China is currently a leading global source of supplies for use in the battery industry, including some products that we use. As the implementation of tariffs is ongoing, more tariffs may be added in the future. These tariffs could have an adverse impact on our business, results of operations, prospects and financial condition, and if we are unable to pass through such price increases to our customers, it would likely increase our cost of sales and, as a result, decrease our gross margins, operating income and net income. For example, in February 2025, the United States imposed additional tariffs on imports from China and significantly increased those tariffs in April 2025, and announced plans for “reciprocal” tariffs on several countries (including China) in late July 2025. As of the date of this proxy statement / prospectus, discussions remain ongoing in respect of certain trade restrictions and tariffs on imports from numerous countries, including China, as well as retaliatory tariffs enacted in response to such actions. In light of these events, there continues to exist significant uncertainty about the future relationship between the United States and other countries with respect to such trade policies, treaties, and tariffs, and we can make no assurance regarding the eventual impact on our results of operations and business. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States. Any of these factors could depress economic activity and restrict our access to suppliers, customers or collaboration partners and, in turn, have a material adverse effect on the business and financial condition of such suppliers, customers, collaboration partners or other counterparties we do business with, which in turn would negatively impact us.
We are subject to U.S. and foreign anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.
We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, and other anti-corruption laws and regulations in countries in which we conduct activities. Anti-corruption laws prohibit us and our officers, directors, employees, contractors and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing, directly or indirectly, anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. These laws also require companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. These laws also prohibit non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of any of these laws or regulations could result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences and adversely affect our business, financial condition, results of operations and reputation. Our policies and procedures designed to ensure compliance with these laws and regulations may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.
As we increase our international cross-border business and expand our operations abroad, we may continue to engage with business partners, suppliers and third-party intermediaries to market our services and to obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. There can be no assurance that our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international business, our risks under these laws may increase.
Detecting, investigating and resolving actual or alleged violations of anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws can require a significant diversion of time, resources and attention from management. Non-compliance with these laws could subject us to whistleblower complaints, adverse media coverage, investigations, subpoenas received, enforcement actions, prosecution and severe fines, damages and administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, financial condition, results of operations and reputation. In addition, changes in these laws in the future could adversely impact our business and investments in our securities.
Our insurance coverage may not be adequate to protect us from all business risks.
We may be subject, in the ordinary course of business, to losses resulting from product liability, recalls, cyber-attacks, accidents, acts of God, and other claims against us, for which we may have no or inadequate insurance coverage. As a general matter, the policies that we do have may include significant deductibles or self-insured retentions, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and results of operations.
From time to time, we may be involved in legal proceedings and commercial or contractual disputes, which could have an adverse impact on our financial condition and results of operations.
We may be involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with potential customers, suppliers, and collaboration partners, intellectual property matters, personal injury claims, environmental issues, tax matters and employment matters. See “Information about Factorial — Legal Proceedings.”
Furthermore, Factorial is seeking to become a public company through the consummation of the Business Combination. Newly public companies following the completion of Business Combinations with special purpose acquisition companies have been subject to increased regulatory oversight and scrutiny, including from the SEC. Any governmental or regulatory investigation or inquiry related to the Business Combination or otherwise could have a material adverse effect on our business and negatively affect our reputation.
It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material. Such claims may also negatively affect our reputation.
We believe that our technology enables a variety of business models, including but not limited to sole manufacturing, joint ventures, and licensing, each of which may involve certain risks and tradeoffs.
We believe that our technology enables a variety of business models and presents opportunities with a variety of potential customers, such as OEMs, end-users, and licensees, as applicable. We may operate our own manufacturing facilities, enter into joint venture arrangements, or license technology to other manufacturers, among other approaches, each with potential risks and tradeoffs.
Operating wholly-owned manufacturing facilities would allow us full control over production and quality, helping us protect proprietary processes and maintain consistency. However, this approach would require significant capital investment in infrastructure, equipment, and workforce, leading to increased operational expenses and financial exposure, and the capital required for such investment may not be available on attractive terms, if at all. Managing manufacturing operations also exposes us to risks such as supply chain disruptions, production delays, cost overruns, equipment failures, and scaling challenges, which may hinder our ability to meet demand or maintain competitive pricing. Without third-party manufacturers to rely on, any inefficiency or failure in our facilities could have a materially adverse effect on our business, profitability, and reputation.
In a joint venture arrangement, we would collaborate with third parties to commercialize and manufacture our battery technology, sharing both risks and resources. This could provide access to additional capital, markets, and expertise, but also introduces risks related to control and management. Disagreements with partners over operational decisions, strategy, or investments could disrupt our business plans, while our reliance on their performance could pose additional risks. If a joint venture partner fails to fulfill their obligations or experiences financial or operational issues, it could lead to inefficiencies, delays, or disruptions that harm our business and reputation.
Under a licensing model, we can leverage our battery technology by licensing it to third parties for commercialization and manufacturing. This approach could reduce capital requirements by limiting investments in infrastructure and operations and potentially enable faster market penetration. However, licensing could lead to lower revenue, reduced control over production, and distribution challenges. Licensing agreements may also pose risks of third-party noncompliance, inconsistent execution, quality issues, or competitive disadvantages. Additionally, relying on third-party licensees could result in missed market opportunities or reputational damage due to negative association with certain third parties, which could adversely affect our profitability and growth.
Aside from the business models described above, if we pursue other types of arrangements or business models, we potentially face other risks and tradeoffs that could have a materially adverse effect on our business, profitability, and reputation.
Changes in U.S. and foreign tax laws could have a material adverse effect on our business, financial condition or results of operations.
We (as well as certain of our subsidiaries) are subject to federal, state and local taxes in the United States and are also subject to tax in certain foreign jurisdictions. Changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as changes to U.S. federal income tax laws, such as the IRA, and others that may be enacted in the future (the uncertainty of all of which is heightened by recent changes in governmental administration in the United States), could impact the tax treatment of our foreign earnings. Due to our international business activities, any changes in the taxation of such activities may increase our worldwide effective tax rate and adversely affect our financial position and results of operations.
Significant judgment is required in evaluating our tax positions and our worldwide provision for taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations, including those relating to income tax nexus, if our earnings are lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions that have higher statutory rates, by changes in foreign currency exchange rates, or by changes in the valuation of its deferred tax assets and liabilities. We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our results of operations or cash flows in the period or periods for which a determination is made.
Additionally, changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years, and could increase our future tax expense, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
We are exposed to risks related to the use of artificial intelligence by us, our suppliers, partners and competitors.
We are increasingly incorporating artificial intelligence capabilities into our business operations. Artificial intelligence technology is complex and rapidly evolving and presents risks and challenges that may impact our business, including subjecting us to significant competitive, legal, regulatory, operational and other risks. There is no guarantee that use of artificial intelligence will enhance our technologies, benefit our business operations, or produce products and services that are preferred by our partners and customers. Additionally, artificial intelligence algorithms or training methodologies may be flawed, and datasets may contain irrelevant, insufficient, biased or proprietary information, including the intellectual property of others, which can result in output errors and inadvertent infringement, misappropriation or other violations of others’ intellectual property rights, and may give rise to legal liability and materially harm our business. Our competitors may also be more successful in their artificial intelligence strategy and develop competitive products with the aid of artificial intelligence technology. As a result, any issues arising from the development and use of artificial intelligence by us or our suppliers, partners or competitors, combined with an evolving and uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations.
We are subject to foreign currency risks.
We operate internationally and are exposed to risks associated with fluctuations in foreign exchange rates, particularly with regards to the South Korean Won (KRW). As the U.S. Dollar (USD) serves as our functional currency, fluctuations in the KRW exchange rate relative to the USD could significantly impact our financial results. This risk arises primarily from the operations and cash flows generated by our South Korean subsidiary, where we operate a significant production and research and development facility. Any adverse movements in exchange rates between the KRW and USD could negatively affect our expenses, and future profitability, as well as lead to potential volatility in our reported financial results. Additionally, sustained changes in exchange rates could impact the value of our assets and liabilities denominated in KRW, further increasing our financial exposure to currency risk. As of December 31, 2025, we have not entered into any hedging transactions in an effort to reduce exposure to foreign exchange risk.

Evolving scrutiny and changing expectations from global regulators and our stakeholders regarding our environmental, social and governance (ESG) practices and value proposition could adversely affect our business, brand and reputation.
There is evolving focus, including from global regulators and stakeholders such as our investors, customers and partners, on ESG matters, including climate change, environmental stewardship, diversity and inclusion, and sustainability strategy. In particular, increasing public awareness and concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate the effects of climate change on the environment. Increased costs of energy or compliance with emissions standards due to increased legal or regulatory requirements may cause disruptions in, or increased costs associated with, our development and manufacturing operations. It is also possible that requirements or guidance in one jurisdiction, such as the United States, may contradict or diverge from requirements or guidance in other jurisdictions, such as the European Union. Agreements with customers and partners may include obligations related to sustainability targets. There can be no certainty that we will manage such matters successfully, or that we will successfully meet the (at times contradictory) expectations of stakeholders as to our proper role with respect to ESG matters. Any failure or perceived failure to timely manage, respond, or meet ESG related contractual, legal or regulatory requirements, expectations or targets, including with respect to reducing our or our partners’ impact on the environment, or addressing climate change related impacts or other sustainability concerns, could subject us to significant costs and liabilities and adversely affect our business and reputation.
We may be negatively impacted by epidemics, pandemics, and other outbreaks.
We face various risks related to epidemics, pandemics, and other outbreaks. For example, the COVID-19 pandemic resulted in changes in consumer and business behavior, a severe market downturn, and restrictions on business and individual activities, as well as in significant volatility in the global economy and reduced economic activity. The spread of COVID-19 also impacted our potential customers, our suppliers and collaboration partners by disrupting the manufacturing, delivery and overall supply chain of battery, EV and equipment manufacturers and suppliers and led to a global decrease in battery and EV sales in markets around the world. In response to the pandemic, government authorities implemented numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns, which affected our operations and the operations of our suppliers, vendors and business partners.
In the event of a further epidemic, pandemic or other outbreak, we may face similar adverse effects as experienced during the COVID-19 pandemic. For example, we may be required to take a variety of measures as may be required by government authorities or that we determine are in the best interests of our employees, suppliers, vendors and business partners, and any such measures may adversely affect our future manufacturing plans, supply chain, sales and marketing activities, business and results of operations.
The extent to which any such epidemic, pandemic or other outbreak would impact our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and spread of any such epidemic, pandemic or other outbreak, the actions to contain the outbreak or treat its impact, including the development, distribution and administration of effective vaccines, a waning immunity among persons already vaccinated, an increase in fatigue or skepticism with respect to initial or booster vaccinations, the severity of breakthrough cases and variants, including potentially vaccine-resistant variants, and how quickly and to what extent normal economic and operating activities can resume. Even after any such epidemic, pandemic or other outbreak has subsided, we may continue to experience an adverse impact to our business as a result of the global economic impact, including any recession that has occurred or may occur in the future, or due to changes in consumer behavior, for example an increase in remote work leading to a decrease in demand for automobiles.
Our facilities or operations could be damaged or adversely affected by natural disasters and other catastrophic events outside of our control.
Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters, wars, epidemics, pandemics, and other calamities. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services.
Any economic, financial or banking crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.
In recent years, the United States and global economies suffered dramatic downturns as a result of the COVID-19 pandemic, a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others, and volatility in the capital and credit markets and uncertainty with respect to the health of the U.S. banking system. The U.S. and certain foreign governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If in future crises governments refuse to take such actions or if the actions taken by these governments are not successful, and/or if the uncertainty in the macroeconomic environment, including elevated inflation concerns, elevated interest rates, tighter credit, currency fluctuations, changes in tariffs and trade restrictions, or concerns or speculation about similar banking disruption events or risks, continues, the resulting adverse economic conditions could lead to market-wide liquidity problems and other disruptions, which may negatively impact the demand for our solid-state battery cells and may negatively impact our liquidity and ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.
Inflation and increased interest rates may adversely affect our financial condition and results of operations.
Our operations could be adversely impacted by inflation, primarily due to higher material, labor, and construction costs. To date, we do not believe that inflation has had a material impact on our results of operations, capital resources or liquidity; however, we have experienced increases in prices of materials, components and labor costs. Our future mitigation strategies may include considering alternative vendors, vertically integrating certain aspects of our supply chain and redesigning our product or production process. It is difficult to determine what impact inflationary pressures will have on our long-term growth strategies, as there is uncertainty regarding how long higher levels of inflation may persist, and to what level these increased costs will affect commercialization of our product. If we are not able to fully offset higher costs through price increases or other corrective measures, this may adversely affect our business, financial condition and results of operations.
Our business may be adversely affected by any disruptions caused by union activities and/or works council obligations.
It is not uncommon for employees of certain trades at companies such as ours to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Moreover, regulations in some jurisdictions outside of the U.S. mandate employee participation in industrial collective bargaining agreements, work councils, and/or other employee representative bodies with certain consultation rights with respect to company operations. In South Korea, for example, mandatory labor management councils and employee consultation requirements could limit our flexibility and increase administrative obligations.
Although we work diligently to provide the best possible work environment for our employees, they may still decide to join or seek recognition to form a labor union, or we may be required to become a union signatory. From time to time, labor unions may engage in campaigns to organize certain of our operations, as part of which such unions may file unfair labor practice charges against us with the National Labor Relations Board and/or other governmental agencies. Any unfavorable outcome of such proceedings may have a negative impact on the perception of our treatment of our employees. Furthermore, any successful union organization efforts may decrease our operational flexibility and disrupt our normal operations, which could adversely affect our business. Additionally, we may from time to time directly or indirectly depend upon companies with unionized work forces, and any work stoppages or strikes organized by such unions could delay the manufacture and sale of our products and/or harm our business and operating results.

Our ability to manage our business is highly dependent on IT systems and our website, systems, and data may be subject to intentional or inadvertent disruption, security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling could adversely impact our reputation and future sales.
We are highly dependent upon a variety of information systems to operate our business. The information systems (including internal and external systems such as our website or systems used by partners, service providers, suppliers, customers, and other third parties) supporting our research, development, and the manufacturing of our batteries, and the data we maintain, including our intellectual property and other confidential or proprietary information, may be subject to intentional or inadvertent disruption, such as telecommunications or network failures, security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling. Any such matters, or perceptions that any of them have occurred, could result in private claims, demands and litigation, regulatory investigations and other proceedings, as well as fines and other liabilities, which could adversely impact our reputation and future sales. We expect to face significant challenges with respect to information security and maintaining the security and integrity of our systems and other systems used in our business, as well as with respect to the data stored on or processed by these systems. Advances in technology, including increased adoption of artificial intelligence technology by us and third-party service providers, suppliers, customers, and other third-party partners, an increased level of sophistication and expertise of hackers, new discoveries in the field of cryptography or other technological developments can result in actual or perceived compromise or breach of, or other security incident with respect to, the systems used in our business or of security measures used in our business to protect intellectual property, confidential information, personal information, and other data. Additionally, remote working further increases the security threats that we and our third-party service providers, suppliers, partners and customers face.
The availability and effectiveness of our batteries, and our ability to conduct our business and operations, depend on the continued operation of information technology and communications systems, some of which we have yet to develop or otherwise obtain the ability to use. We must routinely update our IT infrastructure and our various IT systems throughout the organization, or we may not continue to meet our current and future business needs. Systems used in our business by us and our third-party service providers, suppliers, customers, and partners, including data centers and other information technology systems, may also be vulnerable to damage or interruption. Such systems could also be subject to physical or electronic break-ins, corporate sabotage or state-sponsored espionage, and intentional acts of vandalism, infection by ransomware, viruses, or other malware, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, suppliers, customers, partners or others, to among other things, properly implement our software and related security patches and updates. We use service providers to help provide certain services, and any such service providers face similar security and system disruption risks as us. Some of the systems used in our business are not and will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business by us and our third-party service providers, suppliers, partners, and customers could result in lengthy interruptions in our service and may adversely affect our business, prospects, financial condition and results of operations.
Significant capital and other resources may be required in efforts to enhance our current IT systems, implement new IT systems, protect against information security breaches, security incidents, and system disruptions, or to alleviate problems caused by actual or suspected information security breaches and other data security incidents and system disruptions. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities and otherwise seeking to obtain unauthorized access to systems or data, and to disrupt systems, are increasingly sophisticated and constantly evolving. In addition, the risk of cyberattacks may be heightened due to the war in Ukraine. Such cyberattacks could disrupt the economy more generally and could also impact our operations either directly or indirectly.
Security breaches and/or incidents can also remain undetected for an extended period, including situations in which hackers mine data over time or optimize the timing and potency of their cyberattacks or disruptions. Any failure or perceived failure by us or our service providers, suppliers, customers, and partners, to prevent information security breaches or other security incidents or system disruptions, or to comply with privacy policies or any actual or asserted legal obligations relating to privacy or information security, or any compromise of security that results in or is perceived or reported to result in unauthorized access to, or loss, theft, alteration, release, transfer, unavailability, or other processing of, our information, or any personal information or other customer data or confidential information, that we or our service providers, suppliers, customers, and partners, maintain or otherwise process, could cause our potential customers to lose trust in us, result in loss or theft of proprietary or sensitive data and intellectual property, could harm our reputation and competitive position and could expose us to legal claims, demands, and litigation, regulatory investigations and proceedings, and fines, penalties, and other liability. Any such actual or perceived security breach, security incident or disruption could also divert the efforts of our technical and management personnel and could require us to incur significant costs and operational consequences in connection with investigating, remediating, eliminating and putting in place additional equipment and devices designed to prevent actual or perceived security breaches and other incidents and system disruptions.
Additionally, our handling of data relating to individuals is subject to a variety of laws and regulations relating to privacy, data protection, and data security, and may become subject to additional obligations, including contractual obligations, relating to our maintenance and other processing of this data. Laws, regulations, and other actual and potential obligations relating to privacy, data protection, and data security are evolving rapidly, and we expect to potentially be subject to new laws and regulations, or new interpretations of laws and regulations, in the future in various jurisdictions. These laws, regulations, and other obligations, and changes in their interpretation, could require us to modify our operations and practices, restrict our activities, and increase our costs, and it is possible that these laws, regulations, and other obligations may be inconsistent with one another or be interpreted or asserted to be inconsistent with our business or practices. Any failure or perceived failure to comply with any applicable laws, regulations, or other obligations relating to privacy, data protection, or data security could also result in regulatory investigations and proceedings, and misuse of or failure to secure data relating to individuals could also result in claims and proceedings against us by governmental entities or others, penalties and other liability, and damage to our reputation and credibility, and could have a negative impact on potential future revenues and profits.
In addition, if any issues concerning the IT systems result in, or contribute to, a delay in our timely reporting of our results of operations for any period or our not filing one or more periodic reports with the SEC on time, the price of our Class A Common Stock could decline substantially, and we could face costly lawsuits, including securities class actions, and also could impair our ability to raise necessary capital to run our operations and progress our product development efforts. Further, as we are dependent upon our ability to gather and promptly transmit accurate information to key decision makers, our business, results of operations and financial condition may be adversely affected if our information systems do not allow us to transmit accurate information, even for a short period of time. Failure to properly or adequately address these issues could negatively impact our ability to perform necessary business operations, which could adversely affect our reputation, competitive position, business, results of operations and financial condition. While our enterprise resource planning (“ERP”) system is designed to accurately maintain our books and records and provide important information to our management team for use in the operation of the business, if the ERP system or any other implemented system does not operate as intended, it could adversely affect our financial reporting systems and our ability to produce financial reports and process transactions.
Risks Related to Operating as a Public Company Following the Business Combination
There may not be an active trading market for PubCo Common Stock, which may make it difficult to sell shares of PubCo Common Stock.
An active trading market PubCo Common Stock may not develop or be sustained following the closing of the Business Combination. If an active trading market for PubCo Common Stock does not develop or is not sustained, you may not be able to sell your shares at an attractive price or at all. Furthermore, an inactive market may also impair PubCo’s ability to raise capital by selling shares of PubCo Common Stock in the future, and may impair PubCo’s ability to enter into strategic collaborations or acquire companies or products by using shares of PubCo’s common stock as consideration.

Future sales, or the perception of future sales, by PubCo or its stockholders in the public market could cause the market price for PubCo’s securities to decline.
The sale of PubCo’s securities in the public market, or the perception that such sales could occur, could harm the prevailing market price of PubCo’s securities. These sales, or the possibility that these sales may occur, also might make it more difficult for PubCo to sell equity securities in the future at a time and at a price that Factorial deems appropriate.
Shares of PubCo Common Stock reserved for future issuance under its equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The compensation committee of the PubCo Board may determine the exact number of shares to be reserved for future issuance under PubCo’s equity incentive plans at its discretion. PubCo expects to file registration statements on Form S-8 under the Securities Act to register shares of common stock or securities convertible into or exchangeable for shares of common stock issued pursuant to its equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.
In the future, PubCo may also issue its securities in connection with investments or acquisitions. The number of shares of PubCo’s common stock issued in connection with an investment or acquisition could constitute a material portion of PubCo’s then-outstanding shares of common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to PubCo’s stockholders.
The market price of PubCo Series A Common Stock may be volatile, and investors could lose all or part of their investment.
The trading price of CGC Class A Shares has been, and PubCo Series A Common Stock is likely to be, highly volatile and subject to wide fluctuations in response to various factors, many of which PubCo cannot control. The stock market in general, and emerging technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.
Broad market and industry factors may negatively affect the market price of PubCo’s common stock, regardless of its actual operating performance. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this proxy statement/prospectus, these factors include, without limitation:
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the success of competitive products or announcements by potential competitors of their product development efforts;

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regulatory actions with respect to Factorial’s products or Factorial’s competitors’ products or product candidates;

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actual or anticipated changes in Factorial’s growth rate relative to its competitors;

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regulatory or legal developments in the United States and other countries;

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developments or disputes concerning Factorial’s patent applications, issued patents, or other proprietary rights;

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the recruitment or departure of key personnel;

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announcements by Factorial or its competitors of significant acquisitions, strategic collaborations, joint ventures, collaborations or capital commitments;

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actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

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fluctuations in the valuation of companies perceived by investors to be comparable to Factorial;

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market conditions in the EV or battery sectors;

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share price and volume fluctuations attributable to inconsistent trading volume levels of PubCo Series A Common Stock;

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announcement or expectation of additional financing efforts;

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sales of PubCo Series A Common Stock by PubCo, its insiders or its other stockholders;

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expiration of market stand-off or lock-up agreements;

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the impact of any public health emergencies, natural disasters, or geopolitical events, including civil or political unrest or military conflicts; and

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general economic, political, industry and market conditions.

The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and adverse impact on the market price of PubCo Series A Common Stock.
PubCo’s management has limited experience in operating a public company.
Some of PubCo’s executive officers have limited experience in the management of a publicly traded company. As a public company, PubCo is subject to significant regulatory oversight and reporting obligations under federal securities laws, and certain executives’ limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of PubCo. Additionally, PubCo may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States.
PubCo will incur significant expenses and administrative burdens as a public company, which could have an adverse effect on PubCo’s business, financial condition, and results of operations.
As a public company, PubCo will incur significant legal, accounting and other expenses. PubCo will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including those related to climate change and other environmental, social and governance focused disclosures, are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. PubCo will have to hire additional accounting, finance, and other personnel in connection with becoming a public company. PubCo’s management and other personnel will devote a substantial amount of time to these compliance initiatives and PubCo cannot accurately predict or estimate the amount or timing of additional costs we may incur to respond to these requirements.
In addition, as a public company, we will be required to incur additional costs and obligations in order to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act. Under these rules, we will be required to maintain effective disclosure and financial controls and to make a formal assessment of the effectiveness of our internal control over financial reporting.
PubCo will be required to develop and maintain proper and effective internal control over financial reporting.
As a private company, Factorial was not required to perform an evaluation of internal control over financial reporting as of December 31, 2024 in accordance with the provisions of the Sarbanes-Oxley Act of 2002. Had such an evaluation been performed, control deficiencies may have been identified by Factorial’s management, and those control deficiencies could have represented one or more material weaknesses. See “— Risks Related to Factorial — Risks Related to Our Limited Operating History — We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness or otherwise fail to maintain proper and effective internal controls, our ability to produce timely and accurate financial statements could be impaired, which could adversely affect our operating results, our stock price and access to the capital markets.”

Factorial intends to take certain steps, such as recruiting additional personnel, in addition to utilizing third-party consultants and specialists, to supplement its internal resources, and to enhance its internal control environment. Factorial cannot assure you that the measures it takes will be sufficient to prevent or avoid potential future material weaknesses.
If PubCo is not able to maintain effective internal control over financial reporting and disclosure controls and procedures, or if material weaknesses are discovered in future periods, it may be unable to accurately and timely report its financial position, results of operations, cash flows or key operating metrics, which could result in late filings of annual or quarterly reports under the Exchange Act, restatements of financial statements or other corrective disclosures, an inability to access equity or debt capital or commercial lending markets, or other material adverse effects on its business, reputation, results of operations, financial condition or liquidity. PubCo’s investors could lose confidence in PubCo’s reported financial information, the market price of the PubCo Common Stock could decline, and PubCo could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.
PubCo will be controlled or substantially influenced by the Factorial Founders, whose interests may conflict with other stockholders.
Based on the assumptions discussed in “Proposal No.1  — The Business Combination Proposal — Ownership of Pubco After the Closing,” upon the completion of the Business Combination, the Factorial Founders will own, collectively, approximately [•]% of the outstanding PubCo Common Stock, assuming that none of CGC’s outstanding Public Shares are redeemed in connection with the Business Combination or approximately [•]% of the outstanding PubCo common stock, assuming that all of CGC’s outstanding Public Shares are redeemed in connection with the Business Combination. Additionally, as the Factorial Founders will own shares of PubCo Series B Common Stock, representing ten votes per share, the Factorial Founders will have, collectively, approximately [•]% of the total voting power of the outstanding PubCo Common Stock, assuming that none of CGC’s outstanding Public Shares are redeemed in connection with the Business Combination or approximately [•]% of the total voting power of the outstanding PubCo Common Stock, assuming that all of CGC’s outstanding Public Shares are redeemed in connection with the Business Combination. As a result of this dual-class structure, the Factorial Founders will control PubCo.
The Factorial Founders may have interests different than yours and may make decisions, including with respect to business combinations, financings, issuances of additional equity, restructurings or other transactions, that conflict with your interests. Additionally, the Factorial Founder’s concentrated control could have the effect of delaying, preventing or deterring a change in control of PubCo, could deprive you of an opportunity to receive a premium for your shares as part of a sale of PubCo and could ultimately affect the market price of PubCo’s securities. For example, because the Factorial Founders may have purchased their shares at prices substantially below the price at which shares are being sold in this transaction and have held their shares for a longer period, they may be more interested in selling PubCo to an acquirer than other investors or they may want PubCo to pursue strategies that deviate from the interests of other stockholders. This disproportionate voting control is expected to persist for the foreseeable future. So long as the Factorial Founders continue to hold PubCo Series B Common Stock, you will have limited ability to influence corporate matters and could be outvoted on any matter submitted to a vote of stockholders.
Risks Related to CGC and the Business Combination
Unless the context otherwise requires, references in this subsection “— Risks Related to CGC and the Business Combination” to “we”, “us”, and “our” generally refer to CGC in the present tense or PubCo from and after the Business Combination.
Initial Shareholders, CGC’s directors and officers and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the CGC Shareholders generally.
When you consider the recommendation of the CGC Board in favor of approval of the Business Combination Proposal and the other proposals included herein, you should keep in mind that the Initial

Shareholders and CGC’s directors and officers have interests in such proposals that are different from, in addition to and/or in conflict with, those of the CGC Shareholders generally. These interests include, among other things:
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the fact that the Initial Shareholders hold 6,900,000 Founder Shares which were initially purchased for an aggregate of $25,000, and such shares will have a significantly higher value at the time of the Business Combination, estimated at approximately $[•] based on the closing price of $[•] per CGC Class A Share on Nasdaq on [•], 2026. CGC estimates that, at the Closing, the Initial Shareholders will hold an aggregate of 5,900,000 shares of PubCo Common Stock issued upon the conversion of such Founder Shares, which if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the CGC Class A Shares on [•], 2026. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, CGC believes such shares have less value;

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the fact that each of CGC’s independent directors holds 30,000 Founder Shares through membership interests in DirectorCo, which shares were transferred to such persons by the Sponsor in connection with their service to CGC, and such shares will have a significantly higher value at the time of the Business Combination, estimated at approximately $[•] based on the closing price of $[•] per CGC Class A Share on Nasdaq on [•], 2026. CGC estimates that, at the Closing, CGC’s independent directors will hold 90,000 shares of PubCo Common Stock each, which if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the CGC Class A Shares on [•], 2026. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, CGC believes such shares have less value;

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the fact that, as a result of the purchase price paid for the Founder Shares, if the Business Combination is completed, the Initial Shareholders and CGC’s independent directors are likely to be able to make a substantial profit on their investment in CGC even at a time when the PubCo Common Stock has lost significant value. On the other hand, if the Business Combination is not completed and CGC liquidates without completing another initial business combination, the Initial Shareholders and CGC’s independent directors would lose their entire investment in CGC;

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the fact that the Sponsor holds 4,400,000 CGC Private Warrants, initially purchased for $4,400,000 in a private placement that occurred simultaneously with the closing of the IPO, which will then automatically convert at the Domestication Effective Time into PubCo Private Warrants to purchase an equal number of shares of PubCo Common Stock; provided, that, if the Warrant Exchange is consummated, then, pursuant to the CGC Warrant Agreement, then each CGC Private Warrant shall be exchanged for a number of shares of PubCo Series A Common Stock equal to the applicable exchange ratio for the exchange of CGC Public Warrants for shares of PubCo Series A Common Stock in the Warrant Exchange. CGC estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the CGC Class A Shares on [•], 2026. However, given that such shares of PubCo Series A Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, CGC believes such shares have less value;

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the fact that the Sponsor Investor is an affiliate of the Sponsor and thus has an interest, in addition to the interest of the Sponsor in the Founder Shares and CGC Private Warrants, in the Business Combination;

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the fact that the Initial Shareholders and CGC’s directors who own CGC Ordinary Shares have each waived their right to redeem any CGC Ordinary Shares held by them in connection with the shareholder vote to approve the Business Combination;

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the fact that, if CGC were to liquidate rather than complete the Business Combination, the Initial Shareholders will lose their entire investment in CGC, which totals approximately $4,425,000 as of the date of this proxy statement/prospectus, comprising the $25,000 purchase price for the Founder Shares and the $4,400,000 purchase price for the CGC Private Warrants purchased by Sponsor in a private placement concurrently with the IPO, because the Initial Shareholders have waived their redemption rights with respect to such shares. The potential loss of this investment may have incentivized the Initial Shareholders and its affiliates to pursue the Business Combination transaction on unfavorable terms in order to avoid a liquidation;
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the fact that, if the Trust Account is liquidated, including in the event CGC is unable to complete the Business Combination within the completion window, the Sponsor has agreed that it will be liable to CGC if and to the extent any claims by a third party for services rendered or products sold to CGC, or a prospective target business with which CGC has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable (but without deduction for any excise or similar tax that may be due or payable) and up to $100,000 of interest to pay dissolution expenses; provided that such obligation will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable), any claims by CGC’s independent registered public accounting firm, or any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

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the fact that, pursuant to the A&R Registration Rights Agreement, the Initial Shareholders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the PubCo Series A Common Stock following the consummation of the Business Combination. CGC estimates that the Initial Shareholders will hold an aggregate of [•] shares of PubCo Series A Common Stock subject to registration rights, assuming the Maximum Redemptions Scenario, and using a Redemption Price of approximately $10.30;

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the fact that the CGC Articles contain a waiver of the corporate opportunity doctrine, and there could have been business combination targets that would have been appropriate for a combination with CGC but were not offered due to a CGC director’s duties to another entity. CGC does not believe that the waiver of the corporate opportunity doctrine in the CGC Articles interfered with its ability to identify an acquisition target; and

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the continued indemnification of former and current directors and officers of CGC and Initial Shareholders and the continuation of directors’ and officer’s liability insurance after the Business Combination.

As a result of the foregoing interests, the Initial Shareholders, and CGC’s directors and officers will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms that would be less favorable to Public Shareholders.
In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to CGC, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About CGC — Conflicts of Interest.”
The existence of financial and personal interests of one or more of CGC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of CGC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals set forth in this proxy statement/prospectus. The financial and personal interests of the Initial Shareholders, as well as CGC’s directors and officers, may have influenced their motivation in identifying and selecting Factorial as the Business Combination target, completing the Business Combination with Factorial and influencing the operation of the business following the initial business combination. In considering the recommendation of the CGC Board to vote in favor of approval of the proposals set forth in this proxy statement/prospectus, unaffiliated CGC Shareholders should keep in mind that the Initial Shareholders, and CGC’s directors and officers and entities affiliated with them, have interests in such proposals that are different from, or in addition to, those of unaffiliated CGC Shareholders.
CGC Insiders have agreed to vote in favor of the Business Combination and related transactions, regardless of how our Public Shareholders vote.
CGC Insiders have agreed to vote in favor of all the proposals being presented at the EGM, regardless of how the Public Shareholders vote. No consideration has been or will be paid by CGC or Factorial to CGC Insiders in connection with such agreements. As of [•], 2026, CGC Insiders owned 6,900,000 CGC Ordinary Shares, which represented 20% of our issued and outstanding CGC Ordinary Shares. CGC Insiders and CGC’s directors and officers also may from time to time purchase CGC Class A Shares prior to the Closing.
The CGC Articles provide that the Business Combination Proposal, Stock Issuance Proposal, Incentive Plan Proposal, ESPP Proposal, Director Election Proposal, and Adjournment Proposal require approval pursuant to an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. As a result, in addition to Founder Shares and the CGC Private Warrants held by the CGC Insiders, we would need [•] shares, or approximately [•]%, of the [•] Public Shares sold in the IPO to be voted in favor of the Business Combination Proposal, Stock Issuance Proposal, Incentive Plan Proposal, ESPP Proposal, Director Election Proposal, and Adjournment Proposal in order to approve each such proposal, assuming all outstanding CGC Ordinary Shares are present and cast a vote at the EGM. Assuming that only the holders of [•] of our issued and outstanding CGC Ordinary Shares, representing a quorum under the CGC Articles, vote at the EGM, we will not need any Public Shares in addition to the CGC Ordinary Shares held by CGC Insiders to be voted in favor of the Business Combination Proposal, Stock Issuance Proposal, Incentive Plan Proposal, ESPP Proposal, Director Election Proposal, and Adjournment Proposal in order to approve each such proposal.
The CGC Articles provide that the Domestication Proposal requires approval pursuant to a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds of the issued and outstanding CGC Class B Shares who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. Holders of CGC Class A Shares are not entitled to vote on the Domestication Proposal pursuant to the CGC Articles. Given the CGC Insiders are the sole holders of CGC Class B Shares and, pursuant to the Sponsor Support Agreement, have agreed to vote their shares in favor of all of the Condition Precedent Proposals, including the Domestication Proposal, the Domestication Proposal will be approved.
The CGC Articles provide that the Organizational Documents Proposal requires approval pursuant to a special resolution under Cayman Islands law, which requires the affirmative vote of at least a majority of two-thirds of the issued and outstanding CGC Ordinary Shares who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. As a result, in addition to Founder Shares and the CGC Private Warrants held by the CGC Insiders, we would need [•] shares, or approximately [•]% of the [•] Public Shares sold in the IPO to be voted in favor of the Organizational Documents Proposal in order to approve each such proposal, assuming all outstanding CGC Ordinary Shares are present and cast a vote at the EGM. Assuming that only the holders of [•] of our issued and outstanding CGC Ordinary Shares, representing a quorum under the CGC Articles, vote at the EGM, we will not need any Public Shares in addition to the CGC Ordinary Shares held by CGC Insiders to be voted in favor of the Organizational Documents Proposal.
The CGC Articles provide that each of the Advisory Organizational Documents Proposals requires approval pursuant to an ordinary resolution on a non-binding advisory basis only, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. As a result, in addition to Founder Shares and the CGC Private Warrants held by the CGC Insiders, we would need [•] shares, or approximately [•]%, of the [•] Public Shares sold in the IPO to be voted in favor of each of the Advisory Organizational Documents Proposals in order to approve each such proposal, assuming all outstanding CGC Ordinary Shares are present and cast a vote at the EGM. Assuming that only the holders of [•] of our issued and outstanding CGC Ordinary Shares, representing a quorum under the CGC Articles, vote at the

EGM, we will not need any Public Shares in addition to the CGC Ordinary Shares held by CGC Insiders to be voted in favor of the Advisory Organizational Documents Proposals in order to approve each such proposal.
Past performance by our management team and their affiliates may not be indicative of future performance of an investment in us or in the future performance of the post-Business Combination entity.
Information regarding performance by, or businesses associated with, our management team or businesses associated with them is presented for informational purposes only. Past performance by our management team, including with respect to CGC, is not a guarantee of success with respect to the Business Combination with Factorial. You should not rely on the historical record of the performance of our management team or businesses associated with them as indicative of our future performance of an investment in CGC or PubCo or the returns we will, or are likely to, generate going forward.
CGC Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that CGC’s current shareholders have on the management of PubCo.
Under the Business Combination Agreement, the number of shares of PubCo Common Stock issuable to Factorial Stockholders, in connection with the Merger is estimated to be approximately [•]% of the issued and outstanding shares of PubCo Common Stock immediately following the consummation of the Business Combination, assuming the Maximum Redemptions Scenario. Therefore, CGC Shareholders will experience immediate dilution. Currently, the Public Shareholders own approximately 80% of the issued and outstanding CGC Ordinary Shares. As described in more detail below, assuming the Maximum Redemptions Scenario and a Redemption Price of approximately $[•] per share (estimated using an assumed Closing Date of [•]), and without giving effect to any dilutive instruments, such as the exercise of the PubCo Options, it is expected that immediately after the consummation of the Business Combination, the Public Shareholders will hold approximately [•]% of the issued and outstanding PubCo Common Stock.
CGC’s outstanding warrants will become exercisable for shares of PubCo Series A Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
Prior to the Closing, the parties intend to, applying good faith efforts, seek support and, if practicable, approval from the significant holders of the CGC Public Warrants to amend the CGC Warrant Agreement to provide for the replacement of the CGC Public Warrants and the CGC Private Warrants with CGC Series A Common Stock. If such efforts to receive support are unsuccessful and the Business Combination is completed, outstanding CGC Warrants to purchase an aggregate of 6,800,000 shares of PubCo Series A Common Stock will become exercisable in accordance with the terms of the warrant agreements governing those securities. The CGC Public Warrants would become exercisable 30 days after the completion of the Business Combination. The exercise price of these warrants would be $11.50 per share. The CGC Private Warrants would become exercisable 30 days after the completion of the Business Combination. The exercise price of these warrants would be $11.50 per share. To the extent such CGC Warrants are exercised, additional shares of PubCo Series A Common Stock would be issued, which would result in dilution to the holders of PubCo Series A Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of PubCo Series A Common Stock. However, there is no guarantee that the CGC Public Warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.
The ability of our Public Shareholders to exercise redemption rights with respect to a large number of our shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your Public Shares.
Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the funds held in our Trust Account in connection with the approval of the Business Combination. The Business Combination Agreement does not contain a limit on the number of Public Shares that may be redeemed.

We do not know how many Public Shareholders may exercise their redemption rights. If a larger number of Public Shares are submitted for redemption than we initially expected, the amount of cash remaining in the Trust Account following such redemptions would be reduced, which could make it more difficult for us to satisfy certain closing conditions under the Business Combination Agreement, including the requirement that the PubCo Common Stock be approved for listing on Nasdaq and that we satisfy applicable Nasdaq initial listing requirements immediately following the consummation of the Business Combination, and there may be a less liquid trading market for the shares of PubCo Class A Common Stock following the Closing. If we are unable to satisfy the applicable closing conditions and the Business Combination is not consummated, you would not receive your pro rata portion of the funds in the Trust Account unless and until we liquidate the Trust Account, and Public Shareholders would be entitled to receive only their pro rata portion of the funds in the Trust Account (net of applicable taxes and permitted expenses). If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time, our shares may trade at a discount to the pro rata amount per share in the Trust Account or there may be insufficient trading volume to sell all of your shares. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of redemption rights until we liquidate or you are able to sell your shares in the open market.
The Sponsor and other CGC Insiders may elect to purchase shares or warrants from Public Shareholders, which may influence a vote on the Business Combination and reduce the public “float” of our CGC Class A Shares or CGC Public Warrants.
At any time prior to the EGM, subject to applicable securities laws (including with respect to material non-public information), the CGC Insiders or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares or CGC Public Warrants, vote their Public Shares in favor of the Business Combination or not redeem their Public Shares or CGC Public Warrants. However, the CGC Insiders and their affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or CGC Public Warrants in such transactions.
The purpose of any such transactions could be to increase the likelihood of obtaining shareholder approval of the Business Combination, subject to the limitations on voting contained in applicable SEC interpretations of Rule 14e-5 under the Exchange Act or to increase the proceeds from the Trust Account released to PubCo, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.
In addition, if such purchases are made, the public “float” of our shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our shares on a national securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the CGC Insiders or their affiliates were to purchase Public Shares or CGC Public Warrants from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
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if the CGC Insiders or their affiliates were to purchase Public Shares or CGC Public Warrants from Public Shareholders, they would do so at a price no higher than the Redemption Price;

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the CGC Insiders and their affiliates would not possess any redemption rights with respect to our Public Shares or CGC Public Warrants or, if they do acquire and possess redemption rights, they would waive such rights; and

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we would disclose in a Form 8-K, before the EGM to approve the Business Combination, the following material items:

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the amount of our Public Shares and/or CGC Public Warrants purchased outside of the redemption offer by the CGC Insiders or their affiliates, along with the purchase price;

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the purpose of the purchases by the CGC Insiders or their affiliates;

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the impact, if any, of the purchases by the CGC Insiders or their affiliates on the likelihood that the Business Combination will be approved;

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the identities of our security holders who sold to the CGC Insiders or their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the CGC Insiders or their affiliates; and

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the number of our Public Shares or CGC Public Warrants for which we have received redemption requests pursuant to our redemption offer.

If a shareholder fails to receive notice of our offer to redeem our Public Shares in connection with the Business Combination, or fails to comply with the procedures for submitting or tendering its shares, such shares may not be redeemed.
If a shareholder fails to receive our proxy materials, such shareholder may not become aware of the opportunity to redeem its shares. In addition, proxy materials that we will furnish to Public Shareholders in connection with the Business Combination will describe the various procedures that must be complied with in order to validly tender or submit Public Shares for redemption. For example, in this proxy statement/prospectus, we require our Public Shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to deliver their shares to Continental electronically prior to the date set forth in the proxy materials, which is two business days prior to the scheduled vote on the proposal to approve the Business Combination. In addition, we require a Public Shareholder seeking redemption of his, her or its Public Shares to also submit a written request for redemption to Continental two business days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. In the event that a shareholder fails to comply with these or any other procedures disclosed in the proxy statement/prospectus, its shares may not be redeemed.
Public Shareholders may not know prior to the redemption deadline or prior to the EGM whether the conditions to closing the Business Combination will be satisfied.
If CGC receives valid redemption requests from holders of Public Shares prior to the redemption deadline, CGC may, at its sole discretion, following the redemption deadline and until the Closing Date, seek and permit withdrawals by one or more of such holders of their redemption requests. CGC may select which holders to seek such withdrawals of redemption requests from based on any factors CGC may deem relevant. The purpose of seeking such withdrawals may be to increase the funds remaining in the Trust Account following redemptions and to improve the likelihood that the closing conditions in the Business Combination Agreement are satisfied (including, for example, conditions related to the approval of the PubCo Common Stock for listing on Nasdaq and satisfaction of applicable Nasdaq initial listing requirements immediately following the consummation of the Business Combination). There may be a period of time after the EGM and before the Closing when shareholders do not know whether this closing condition is satisfied. Accordingly, Public Shareholders may be required to make redemption and voting decisions without knowing whether all of the conditions to closing the Business Combination will be satisfied.
A Public Shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account may not put such shareholder in a better future economic position.
The price at which a shareholder may be able to sell its PubCo Common Stock in the future following the completion of the Business Combination is not determinable as of the date of this proxy statement/prospectus. Certain events following the consummation of the Business Combination may cause an increase in PubCo’s share price and may result in a lower value realized now than a Public Shareholder might realize in the future had the shareholder redeemed their Public Shares. Similarly, if a Public Shareholder does not redeem their Public Shares, the shareholder will bear the risk of ownership of PubCo Common Stock after the consummation of the Business Combination, and a shareholder may not be able to sell its PubCo Common Stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Public Shareholder should consult, and rely solely upon, the shareholder’s tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If you or a “group” of shareholders are deemed to hold in excess of 15% of our CGC Class A Shares, you will lose the ability to redeem all such shares in excess of 15% of our CGC Class A Shares.
The CGC Articles provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the Public Shares, which we refer to as the “Excess Shares.” However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete the Business Combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete the Business Combination. And as a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.
If the net proceeds of the IPO and simultaneous private placement not being held in the Trust Account are insufficient to allow us to operate until the completion of the Business Combination, we will depend on loans from the Sponsor or management team to complete the Business Combination.
$660,638 was available to us outside of the Trust Account, as of September 30, 2025, to fund our working capital requirements. While we believe that the funds available to us outside of the Trust Account will be sufficient to allow us to operate until at least the completion of the Business Combination, we cannot assure you that our estimate is accurate.
Neither the Sponsor, members of our management team nor any of their affiliates is under any obligation to advance funds to us in such circumstances. Any such advances would be repaid only from funds held outside the Trust Account or from funds released to us upon the Closing. Up to $1,500,000 of any loans may be convertible into warrants of the post business combination company at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the CGC Private Warrants purchased in a private placement, which occurred simultaneously with CGC’s IPO. Prior to the Closing, we do not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account. If we are unable to complete the Business Combination within the required time period because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. Consequently, our Public Shareholders may only receive an estimated $10.17 per share (based on the Trust Account balance as of September 30, 2025), or possibly less, on our redemption of our Public Shares.
The net cash available to PubCo from the Trust Account and the PIPE Investment in respect of each Public Share that is not redeemed will be materially less than the price per share ascribed in the Business Combination Agreement to the PubCo Common Stock to be issued to Factorial Stockholders.
In recent litigation following the closing of other “deSPAC” transactions, plaintiffs have alleged that it was a material omission for the SPAC not to have disclosed in its proxy statement/prospectus that the “net cash per public share” of the SPAC was materially below the price per share ascribed to the combined company’s shares to be issued to the target shareholders in the business combination. While such litigation has been brought against Delaware SPACs in Delaware courts (and CGC is a Cayman Islands exempted company), and without acknowledging the relevance of the net cash per share information or the merits of any such claim, Public Shareholders should be aware that the net cash available to PubCo from the Trust Account and the PIPE Investment in respect of each Public Share that is not redeemed will be materially less than the assumed approximately $[•] per share ascribed in the Business Combination Agreement to the PubCo Common Stock to be issued to Factorial Stockholders (which is equal to the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of May 14, 2026) due to expenses attributable to CGC and Factorial and dilution from the Founder Shares that will remain outstanding upon the Closing.
For illustrative purposes, using an assumed Redemption Price of approximately $10.30 per share, (1) under the No Redemptions Scenario, such amount would be equal to $7.21 per share, which is the quotient of (a) $352.0 million, including (i) approximately $280.7 million in cash from the Trust Account (as of September 30, 2025, assuming no redemptions), plus (ii) approximately $100.0 million of cash funded pursuant to the PIPE Investment, less (iii) the amount of estimated transaction expenses of $28.7 million, divided by (b) 48,827,184, which is the sum of (i) 27,600,000 (which is the number of Public Shares outstanding assuming no redemptions, plus (ii) 10,927,184 (which is the total number of PIPE Shares, using an assumed Redemption Price of approximately $10.30), plus (iii) 5,900,000 (which is the number of Founder Shares that will remain outstanding upon the Closing, held by the Initial Shareholders), plus (iv) 4,400,000 (which is the number of shares underlying the CGC Private Warrants held by the Initial Shareholders), and (2) under the Maximum Redemptions Scenario, such amount would be equal to $3.80 per share, which is the quotient of (a) $80.6 million, including (i) approximately $0.0 million in cash remaining in the Trust Account (after redemptions of $280.7 million under the Maximum Redemptions Scenario), plus (ii) approximately $100.0 million of cash funded pursuant to the PIPE Investment, less (iii) the amount of estimated transaction expenses of $19.4 million, divided by (b) 21,227,184, which is the sum of (i) zero (which is the number of Public Shares that remain outstanding assuming the Maximum Redemptions Scenario), plus (ii) 10,927,184 (which is the total number of PIPE Shares, using an assumed Redemption Price of approximately $10.30), plus (iii) 5,900,000 (which is the number of Founder Shares that will remain outstanding upon the Closing, held by the Initial Shareholders), plus (iv) 4,400,000 (which is the number of shares underlying the CGC Private Warrants held by the Initial Shareholders). In either case, such “net cash per public share” would be less than the assumed approximately $10.30 price per share ascribed to the PubCo Common Stock to be issued to Factorial Stockholders in the Business Combination Agreement. This calculation does not take into account that, upon the Closing, Factorial will be part of PubCo along with the cash from the Trust Account and PIPE Investment, and all stockholders of PubCo — not just the Public Shareholders — will bear the dilutive impact of the transaction expenses, the Founder Shares and the CGC Private Warrants.
If we are unable to consummate the Business Combination within the completion window, our Public Shareholders may be forced to wait beyond the end of the completion window before redemption from our Trust Account.
If we are unable to complete the Business Combination within the completion window, the proceeds then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), will be used to fund the redemption of our Public Shares, as further described herein. Any redemption of Public Shareholders from the Trust Account will be effected automatically by function of the CGC Articles prior to any voluntary winding up. If we are required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to our Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Companies Act. In that case, investors may be forced to wait beyond the end of the completion window before the redemption proceeds of our Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate the Business Combination prior thereto and only then in cases where investors have sought to redeem their CGC Class A Shares. Only upon our redemption or any liquidation will Public Shareholders be entitled to distributions if we are unable to complete the Business Combination and do not amend certain provisions of the CGC Articles prior thereto.
Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”
Our independent registered public accounting firm has included in its report to our financial statements as of and for the year ended December 31, 2024 an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. We may not have sufficient liquidity to meet our anticipated obligations over the next year from the issuance of such financial statements. In connection with our assessment of going concern considerations in accordance with Accounting Standards Codification (ASC) 205-40, “Presentation of Financial Statements — Going Concern,” our management has determined that if CGC is unable to complete an initial business combination by May 5, 2027, then CGC will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and subsequent dissolution raises substantial doubt about CGC’s ability to continue as a going concern. Management plans to consummate the Business Combination prior to the mandatory liquidation date. No adjustments have been made to the carrying amounts of assets or liabilities should CGC be required to liquidate after May 5,

2027. Accordingly, our management has determined that the mandatory liquidation, should the Business Combination not occur, and potential subsequent dissolution raises substantial doubt about our ability to continue as a going concern.
If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination.
If we are deemed to be an investment company under the Investment Company Act, we may have to change our operations, or register as an investment company under the Investment Company Act. Our activities may be restricted, including:
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restrictions on the nature of our investments; and

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restrictions on the issuance of securities, each of which may make it difficult for us to complete the Business Combination.

In addition, we may have imposed upon us burdensome requirements, including:
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registration as an investment company with the SEC;

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adoption of a specific form of corporate structure; and

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reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, a company must ensure that it is engaged primarily in a business other than investing, reinvesting or trading of securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business is to identify and complete a business combination and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.
The SEC recently provided guidance that the determination of whether a SPAC, like us, is an “investment company” under the Investment Company Act is a facts and circumstances determination requiring individualized analysis and depends on a variety of factors, including a SPAC’s duration, asset composition, business purpose and activities, and “is a question of facts and circumstances” requiring individualized analysis. When applying these factors to us we do not believe that our principal activities will subject us to the Investment Company Act. To this end, CGC was incorporated for the purpose of completing an initial business combination with one or more businesses, such as the Business Combination with Factorial. Since our inception, our business has been and will continue to be focused on identifying and completing an initial business combination, and thereafter, operating the post-transaction business or assets for the long term. In addition, the proceeds held in the Trust Account were invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. By restricting the investment of the proceeds in this manner, and by focusing our directors’ and officers’ time toward, and operating our business for the purpose of, acquiring and growing businesses for the long term (rather than buying and selling businesses in the manner of a merchant bank or private equity fund or investing in assets for the purpose of achieving investment returns on such assets), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. Further, investing in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. Instead, the Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our initial business combination; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or

(iii) absent an initial business combination within the completion window, our return of the funds held in the Trust Account to our Public Shareholders as part of our redemption of the Public Shares. If we do not invest the proceeds as described above, we may be deemed to be subject to the Investment Company Act.
If we were deemed to be an investment company for purposes of the Investment Company Act, we would need to register as such under the Investment Company Act and compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete the Business Combination. We may also be forced to abandon our efforts to complete the Business Combination and instead be required to liquidate the Trust Account. In which case, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction. For illustrative purposes, in connection with the liquidation of our Trust Account, our Public Shareholders may receive only approximately $[•] per Public Share, which is based on an assumed Closing Date of [•], or less in certain circumstances. Further, under the subjective test of a “investment company” pursuant to Section 3(a)(1)(A) of the Investment Company Act, even if the funds deposited in the Trust Account were invested in the assets discussed above, there is a risk that we could be deemed an investment company and subject to the Investment Company Act based on the length of time such funds are invested in such assets.
To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we may, at any time, instruct the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash until the earlier of the consummation of our initial business combination or our liquidation. As a result, following the liquidation of securities in the Trust Account, the interest earned on the funds held in the Trust Account may be materially reduced, which would reduce the dollar amount our Public Shareholders would receive upon any redemption or liquidation of CGC.
We intend to initially hold the funds in the Trust Account in U.S. government treasury obligations with a maturity of 185 days or less, or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act, and in cash or cash like items (including demand deposit accounts) at a bank. U.S. government treasury obligations are considered “securities” for purposes of the Investment Company Act, while cash is not. As noted above, one of the factors the SEC identified as relevant to the determination of whether a SPAC which holds securities could potentially be deemed an “investment company” under the Investment Company Act is the SPAC’s duration. To mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we may, at any time, instruct Continental, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash or in an interest bearing demand deposit account at a bank until the earlier of the consummation of our initial business combination or liquidation of CGC. Following such liquidation, the rate of interest we receive on the funds held in the Trust Account may be materially decreased. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash or in an interest-bearing demand deposit account at a bank could reduce the dollar amount our Public Shareholders would receive upon any redemption or liquidation of CGC.
Notwithstanding the measures set forth above, we may still be deemed to be an investment company. The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, the greater the risk that we may be deemed to be an unregistered investment company, in which case we may be required to liquidate. If our facts and circumstances change over time, we will update our disclosure to reflect how those changes impact the risk that we may be considered to be operating as an unregistered investment company. As disclosed above, we may determine, in our discretion, to liquidate the securities held in the Trust Account at any time and instead hold all funds in the Trust Account in an interest bearing demand deposit account or as cash or cash items at a bank, which could further reduce the dollar amount our public shareholders would receive upon any redemption or liquidation of CGC as compared to what they would have received had the investments not been so liquidated. Were we to liquidate CGC, the CGC Warrants would expire worthless, and our securityholders would lose the investment opportunity associated with an investment in the target company with which we could have consummated an initial business combination. In addition, upon moving the funds from the Trust Account to a deposit account, we would maintain the cash items in bank accounts which, at times, may exceed federally insured limits as guaranteed by the Federal Deposit Insurance Corporation (“FDIC”). While we would intend to place our deposits in high-quality banks, only a small portion of the funds in our trust account would be guaranteed by the FDIC.
Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete the Business Combination, and results of operations.
We are subject to rules and regulations by various national, regional and local governing bodies, including, for example, the SEC, and to new and evolving regulatory measures under applicable law. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time-consuming and costly and our efforts to comply with such new and evolving laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention. In addition, these changes could have a material adverse effect on our business, investments and results of operations.
Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. For example, on January 24, 2024, the SEC issued final rules and guidance relating to SPACs, like us, regarding, among other things, disclosure in SEC filings in connection with initial business combination transactions; the financial statement requirements applicable to transactions involving shell companies; the use of financial projections in SEC filings in connection with proposed initial business combination transactions; and the potential liability of certain participants in proposed initial business combination transactions. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. A failure to comply with applicable laws or regulations and any subsequent changes, as interpreted and applied, could have a material adverse effect on our business, including our ability to complete the Business Combination.
You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your Public Shares, potentially at a loss.
Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) our completion of the Business Combination, and then only in connection with those CGC Class A Shares that such shareholder properly elected to redeem, subject to the limitations and on the conditions described herein, (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the CGC Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with the Business Combination or to redeem 100% of our Public Shares if we do not complete the Business Combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-Closing activity, and (iii) the redemption of our Public Shares if we are unable to complete the Business Combination within the completion window, subject to applicable law and as further described herein. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Holders of CGC Public Warrants will not have any right to the proceeds held in the Trust Account with respect to the CGC Public Warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or CGC Public Warrants, potentially at a loss.
We intend to issue additional shares pursuant to the PIPE Investment at the Closing, and pursuant to the PubCo Incentive Plan and ESPP after the Closing. We may also issue additional CGC Class A Shares or preference shares to complete the Business Combination. Any such issuances would dilute the interest of our shareholders and likely present other risks.
The CGC Articles authorize the issuance of up to 200,000,000 CGC Class A Shares, par value $0.0001 per share, 20,000,000 CGC Class B Shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share. There are 172,400,000 and 13,100,000 authorized but unissued CGC Class A

Shares and CGC Class B Shares, respectively, available for issuance which amount does not take into account shares issuable upon conversion of the CGC Class B Shares. Pursuant to the Sponsor Support Agreement and the CGC Articles, immediately prior to the Domestication, the holders of the CGC Class B Shares will voluntarily convert each CGC Class B Share on a one-for-one basis into one CGC Class A Share. There are no preference shares issued and outstanding.
We intend to issue additional shares pursuant to the PIPE Investment at the Closing, and pursuant to the PubCo Incentive Plan and ESPP after the Closing. We may also issue additional CGC Class A Shares or preference shares to complete the Business Combination. However, the CGC Articles provide, among other things, that prior to the Business Combination, we may not, other than in connection with the conversion of CGC Class B Shares to CGC Class A Shares pursuant to the CGC Articles, issue additional shares that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote on any initial business combination. These provisions of the CGC Articles, like all provisions of the CGC Articles, may be amended with a shareholder vote. The issuance of additional ordinary or preference shares:
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may significantly dilute the equity interest of investors in the IPO;

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may subordinate the rights of holders of CGC Class A Shares if preference shares are issued with rights senior to those afforded our CGC Class A Shares;

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could cause a change in control if a substantial number of CGC Class A Shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

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may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us;

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may adversely affect prevailing market prices for our CGC Class A Shares; and

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may result in adjustment to the exercise price of CGC Public Warrants.

We intend to issue shares to investors in connection with the Business Combination at a price which may be less than the prevailing market price of our shares at the Closing.
In connection with the Closing, we will issue shares to the PIPE Investors in the PIPE Investments in order to complete the Business Combination and provide sufficient liquidity and capital to PubCo. Pursuant to the Institutional Investor Stock Purchase Agreement, the Institutional Investor will purchase PIPE Shares at a per share price equal to $10.00. Such price may be less than the market price for our shares at and after the Closing. This may dilute the interests of the existing CGC Shareholders in a manner that would not ordinarily occur in a traditional initial public offering and could result in both a reduction in the trading price of our shares and fluctuations in the net tangible book value per share of PubCo’s securities following the Closing. In addition, 1,000,000 CGC Class A Shares will be transferred to the PIPE Investors by the Sponsor under the Investor Stock Purchase Agreements.
We may issue notes or other debt securities, or otherwise incur substantial debt, to complete the Business Combination, subject to Factorial’s consent, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.
Although we have no commitments as of the date of this proxy statement/prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt following the IPO, we may choose to incur substantial debt to complete the Business Combination, subject to Factorial’s consent, pursuant to the covenants set forth in the Business Combination Agreement. The incurrence of debt could have a variety of negative effects, including:
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default and foreclosure on our assets if our operating revenues after the Business Combination are insufficient to repay our debt obligations;

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acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

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our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

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our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

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using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes;

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limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

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increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

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limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

In order to effectuate an initial business combination, SPACs have, in the recent past, amended various provisions of their charters and other governing instruments. We cannot assure you that we will not seek to amend the CGC Articles or governing instruments in a manner that will make it easier for us to complete the Business Combination that our shareholders may not support.
In order to effectuate a business combination, SPACs have, in the recent past, amended various provisions of their charters and governing instruments, including their warrant agreements. For example, SPACs have extended the time to consummate an initial business combination and, with respect to their warrants, amended their warrant agreements to require the warrants to be exchanged for cash and/or other securities. Amending the CGC Articles requires a special resolution under Cayman Islands law, which requires the affirmative vote of at least two-thirds (or, in the scenarios described below, 90%) of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of CGC, and amending the CGC Warrant Agreement requires a vote of holders of at least 50% of CGC Public Warrants and, solely with respect to any amendment to the terms of CGC Private Warrants or any provision of the CGC Private Warrants Purchase Agreements (including, for the avoidance of doubt, the forfeiture or cancellation of any CGC Private Warrants), 50% of the then-outstanding CGC Private Warrants (including the vote in favor or written consent of Cantor). In addition, the CGC Articles requires us to provide our Public Shareholders with the opportunity to redeem their Public Shares, regardless of whether they abstain, vote for, or vote against, the Business Combination, for cash if we propose an amendment to CGC Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with the Business Combination or to redeem 100% of our Public Shares if we have not consummated the Business Combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. To the extent any of such amendments would be deemed to fundamentally change the nature of the securities offered through this registration statement, we would register, or seek an exemption from registration for, the affected securities. We cannot assure you that we will not seek to amend the CGC Articles or extend the time to consummate an initial business combination in order to effectuate our initial business combination.
The provisions of the CGC Articles that relate to our pre-business combination activity (and corresponding provisions of the agreement governing the release of funds from our Trust Account) may be amended with the approval of holders of not less than two-thirds of our ordinary shares which are represented in person or by proxy and are voted at a general meeting of CGC, which is a lower amendment threshold than that of some other SPACs. It may be easier for us, therefore, to amend the CGC Articles to facilitate the completion of an initial business combination that some of our shareholders may not support.
The CGC Articles provide that any of its provisions related to pre-business combination activity (including the requirement to deposit proceeds of the IPO and the private placement of warrants into the Trust Account and not release such amounts except in specified circumstances, and to provide redemption rights to Public Shareholders as described herein, and other than amendments relating to the provisions regulating the appointment and removal of directors and continuing the company in a jurisdiction outside the Cayman Islands, which require a special resolution passed by the affirmative vote of at least 90% (or, where such amendment is proposed in respect of the consummation of our initial business combination, two-thirds) of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of CGC) may be amended if approved by special resolution under Cayman Islands law. Except as specified above with respect to matters requiring a 90% majority, a special resolution requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of CGC. Corresponding provisions of the trust agreement governing the release of funds from our Trust Account may be amended if approved by the affirmative vote of at least two-thirds of our ordinary shares which are represented in person or by proxy and are voted at a general meeting of CGC. Our Initial Shareholders, who will beneficially own approximately 20% of CGC Ordinary Shares upon the Record Date, will participate in any vote to amend the CGC Articles and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of the CGC Articles which govern our pre-business combination behavior more easily than some other SPACs, and this may increase our ability to complete a business combination with which you do not agree. Our shareholders may pursue remedies against us for any breach of the CGC Articles.
Our Initial Shareholders, officers and directors have agreed, pursuant to letter agreements, that they will not propose any amendment to the CGC Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we have not consummated an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, in each case unless we provide our Public Shareholders with the opportunity to redeem their CGC Class A Shares upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable, but without deduction for any excise or similar tax that may be due or payable), divided by the number of then-outstanding Public Shares. Our Public Shareholders are not parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against our Initial Shareholders, officers or directors for any breach of these agreements. In the event of a breach, our shareholders would need to pursue a shareholder derivative action, subject to applicable law.
We may be unable to obtain additional financing to complete the Business Combination or to fund the operations and growth of Factorial which could compel us to restructure or abandon the Business Combination.
If the PIPE Investment plus the funds retained in the Trust Account, net of redemptions, are not sufficient to complete the Business Combination, PubCo could be required to make adjustments to its business plans in light of available capital resources. For example, PubCo could elect not to pursue or to delay some of Factorial’s current strategic objectives or may be required to raise additional capital earlier than anticipated. We cannot assure you that such financing will be available on acceptable terms, if at all. If we are unable to complete the Business Combination, our Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after the Business Combination.
We may not be able to complete the Business Combination since such initial business combination may be subject to regulatory review and approval requirement, including foreign investment regulations and review by government entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited.
The Business Combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, CFIUS has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties choose not to file voluntarily. In the case that CFIUS determines an investment to be a threat to national security,

CFIUS has the power to unwind or place restrictions on the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on — among other factors — the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. While the Sponsor is a limited liability company formed in the Cayman Islands, it is not controlled by, nor does it have substantial ties with, a non-U.S. person; however, investments that result in “control” of a U.S. business by a foreign person are always subject to CFIUS jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and implementing regulations that became effective on February 13, 2020 further includes investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.”
If the Business Combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the transaction without notifying CFIUS and risk CFIUS intervention, before or after closing the transaction. If CFIUS were to review the Business Combination, CFIUS may decide to block or delay the Business Combination, impose conditions with respect to the Business Combination, recommend that the President of the United States order us to divest all or a portion of the U.S. target business of the Business Combination that we acquired without first obtaining CFIUS approval, or impose penalties if CFIUS believes that a mandatory notification requirement applied and was not met. In addition, certain federally licensed businesses may be subject to rules or regulations that limit foreign ownership.
The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete the Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we are unable to consummate the Business Combination within the completion window, including as a result of extended regulatory review of the Business Combination, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable, but without deduction for any excise or similar tax that may be due or payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment. Additionally, CGC Public Warrants may be worthless.
CGC and Factorial will incur significant transaction and transition costs in connection with the Business Combination.
CGC and Factorial have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination, and PubCo will experience recurring costs related to operating as a public company following the consummation of the Business Combination. PubCo may also incur additional costs to retain key employees. All expenses incurred in connection with the Business Combination Agreement and the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs.
CGC may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on CGC’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, or from being completed within the expected time frame, which may adversely affect CGC’s and Factorial’s respective businesses, financial condition and results of operation.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of CGC Class A Shares and/or PubCo Common Stock may decline.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of CGC Class A Shares prior to the Closing may decline. The market values of these securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which CGC Shareholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Business Combination Agreement is based on the Redemption Price of the Public Shares and will not be adjusted to reflect any changes in the market price of CGC Class A Shares, the market value of PubCo Common Stock issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.
In addition, following the Business Combination, the PubCo Common Stock will not have any redemption rights like the Public Shares had and fluctuations in the price of PubCo Common Stock could contribute to the loss of all or part of your investment. The trading price of PubCo Common Stock following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond CGC’s, Factorial’s, or PubCo’s control. Inflationary pressures, increases in interest rates and other adverse economic and market forces may contribute to potential downward pressures in market value of CGC Class A Shares and PubCo Common Stock. Additionally, any of the risk factors discussed in this proxy statement/prospectus could have a material adverse effect on your investment in CGC Class A Shares and PubCo Common Stock, and such securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of CGC Class A Shares or PubCo Common Stock may not recover and may experience a further decline.
Broad market and industry factors may materially harm the market price of PubCo Common Stock irrespective of PubCo’s operating performance. The stock market in general, and Nasdaq specifically, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which they were acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to PubCo could depress PubCo’s share price regardless of PubCo’s business, prospects, financial conditions or results of operations. A decline in the market price of PubCo’s securities also could adversely affect PubCo’s ability to issue additional securities and PubCo’s ability to obtain additional financing in the future.
PubCo’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what PubCo’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated, or the future consolidated results of operations or financial position of PubCo. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.
Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of CGC under the circumstances. CBIZ CPAs P.C., our independent registered public accounting firm, and the underwriters of CGC’s IPO will not execute agreements with us waiving such claims to the monies held in the Trust Account.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we are unable to complete the Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors. Pursuant to the Insider Letter, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us (except for CGC’s independent auditors), or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable and up to $100,000 of interest to pay dissolution expenses; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of CGC. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our Public Shareholders.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the Public Shareholders may be reduced below $10.00 per Public Share.
The completion of the Business Combination is subject to certain closing conditions under the Business Combination Agreement, including those relating to the PIPE Investment, and, if such conditions are not satisfied or waived, any definitive agreement with respect to the Business Combination may be terminated in accordance with its terms and the Business Combination may not be completed.
The completion of the Business Combination is subject to a number of conditions, including those in the Business Combination Agreement. The timing and completion of the Business Combination is not assured and is subject to risks, including the risk that CGC Shareholder Approval is not obtained, the failure to close the PIPE Investment, and the failure to obtain approval for listing of PubCo Common Stock on Nasdaq, in each case subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Closing”), or that other closing conditions are not satisfied.
The Closing is also conditioned on the closing of the PIPE Investment in accordance with the Stock Purchase Agreements. Either CGC or Factorial may agree to waive, in whole or in part, the conditions to its obligations to consummate the Business Combination or certain of the other transactions contemplated by the Business Combination Agreement, to the extent permitted by each of the parties’ organizational documents and applicable laws.
If the parties do not complete the Business Combination, CGC could be subject to various risks, including:
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the parties may be liable for damages to one another for the willful breach of contract or fraud pursuant to the Business Combination Agreement;

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negative reactions from the financial markets, including declines in the price of the Public Shares due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

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the attention of CGC management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

The exercise of CGC management’s discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the CGC Shareholders’ best interest.
In the period leading up to the Closing, events may occur that may require CGC to agree to amend the Business Combination Agreement, to consent to certain actions taken by Factorial, or to waive rights that CGC is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Factorial’s business, a request by Factorial to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement, or the occurrence of other events that would have a material adverse effect on Factorial’s business. In any of such circumstances, it would be at CGC’s discretion, acting through the CGC Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is best for CGC and CGC Shareholders and what he or she or they may believe is best for himself or herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, CGC does not believe there will be any changes or waivers that CGC management would be likely to make after CGC Shareholder Approval has been obtained. While certain changes could be made without further CGC Shareholders’ approval, CGC will circulate a new or amended proxy statement/prospectus and re-solicit CGC Shareholders if changes to the terms of the transaction that would have a material impact on CGC Shareholders are required prior to the vote on the Business Combination Proposal.

During the pendency of the Business Combination, CGC will not be able to enter into an agreement with another party because of restrictions in the Business Combination Agreement. If the Business Combination is not completed, those restrictions may make it harder for CGC to complete an alternate business combination before its liquidation date.
While the Business Combination Agreement is in effect, neither CGC nor Factorial may solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other Business Combination, with any third party, even though any such alternative acquisition could be more favorable to their respective shareholders than the Business Combination. In addition, if the Business Combination is not completed, these provisions will make it more difficult for CGC to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.
CGC (or PubCo) will not have any right to make damage claims against Factorial for the breach of any representation, warranty or covenant made by Factorial in the Business Combination Agreement.
The Business Combination Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing, except for those covenants that by their terms expressly apply in whole or in part after the Closing and then only with respect to breaches occurring after Closing. As a result, CGC (or PubCo) will have no remedy available to it if the Business Combination is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by Factorial at the time of the Business Combination.
We may not have sufficient funds to satisfy indemnification claims of the Sponsor and our directors and officers.
We have agreed to indemnify our officers and directors to the fullest extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate the Business Combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.
If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance, preference or disposition.” As a result, a liquidator or a bankruptcy or other court could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to us or our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.
Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and CGC to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine and to imprisonment for five years in the Cayman Islands.
Members of our management team and board of directors have significant experience as founders, board members, officers, executives or employees of other companies. As a result, certain of those persons have been, may be, or may become, involved in proceedings, investigations and litigation relating to the business affairs of the companies with which they were, are, or may in the future be, affiliated. This may have an adverse effect on us, which may impede our ability to consummate the Business Combination.
During the course of their careers, members of our management team and board of directors have had significant experience as founders, board members, officers, executives or employees of other companies. As a result of their involvement and positions in these companies, certain of those persons were, are now, or may in the future become, involved in litigation, investigations or other proceedings relating to the business affairs of such companies or transactions entered into by such companies. Any such litigation, investigations or other proceedings may divert our management team’s and board’s attention and resources away from identifying and selecting a target business or businesses for our initial business combination and may negatively affect our reputation, which may impede our ability to complete an initial business combination.
Members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business.
Members of our management team have been (and intend to be) involved in a wide variety of businesses. Such involvement has, and may lead to, media coverage and public awareness. As a result, members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business. Any such claims or investigations may be detrimental to our reputation and could negatively affect our ability to identify and complete an initial business combination and may have an adverse effect on the price of our securities.
Nasdaq may delist our CGC Class A Shares from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.
Our CGC Class A Shares are listed on Nasdaq. We cannot assure you that our CGC Class A Shares will continue to be listed on Nasdaq prior to the Closing or that, in connection with the Business

Combination, we will be able to satisfy Nasdaq’s requirements for initial listing on the Nasdaq Capital Market. Nasdaq listing standards are quantitative and qualitative, and Nasdaq has broad discretion in applying and interpreting these standards. If we fail to satisfy applicable listing standards or Nasdaq determines that we do not meet the requirements for continued or initial listing, Nasdaq may delist our securities.
To remain listed prior to the Closing, we must continue to satisfy Nasdaq’s continued listing requirements, including (among other things) maintaining a minimum bid price and meeting applicable distribution and financial standards. For example, companies listed on the Nasdaq Capital Market must maintain, among other requirements, a $1.00 minimum bid price, at least 500,000 publicly held shares, and $1.0 million market value of publicly held shares, and must satisfy at least one ongoing financial standard (e.g., $2.5 million stockholders’ equity, $35 million market value of listed securities, or $500,000 net income from continuing operations, as applicable).
In connection with the Business Combination, we expect to apply to list our securities on the Nasdaq Capital Market. Nasdaq will require us to demonstrate compliance with the Nasdaq Capital Market initial listing requirements, which may be more rigorous than continued listing requirements and are subject to Nasdaq’s review in the context of the transaction. Under Nasdaq rules, an applicant for initial listing on the Nasdaq Capital Market must meet all of the applicable initial listing requirements and at least one of the specified initial financial standards. These requirements include, among other things:
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a minimum bid price of $4.00 per share, or an alternative minimum closing price (generally $3.00 or, in certain cases, $2.00) if specified additional criteria are met, with the applicable price requirement satisfied for at least five consecutive business days prior to approval;

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at least 1,000,000 unrestricted publicly held shares;

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at least 300 round lot holders (with additional requirements regarding holders of unrestricted securities in specified circumstances);

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at least three registered and active market makers; and

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satisfaction of one of the initial listing standards (which include thresholds relating to stockholders’ equity, market value of unrestricted publicly held shares, market value of listed securities, and/or net income, as applicable).

We cannot assure you that we will meet these initial listing requirements at the time Nasdaq evaluates our application in connection with the Business Combination, including as a result of redemptions, insufficient public float, insufficient distribution, an insufficient trading price, or our inability to satisfy the applicable financial standards.
If Nasdaq delists our CGC Class A Shares from trading on its exchange and we are not able to list our CGC Class A Shares on another national securities exchange, we expect our CGC Class A Shares could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:
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a limited availability of market quotations for our CGC Class A Shares;

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reduced liquidity for our CGC Class A Shares;

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a determination that our CGC Class A Shares are a “penny stock” which would require brokers trading in our CGC Class A Shares to adhere to more stringent rules and could result in a reduced level of trading activity in the secondary trading market for our CGC Class A Shares;

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a limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our CGC Class A Shares are listed on Nasdaq, our CGC Class A Shares qualify as covered securities under the statute. Although the states are preempted from regulating the sale of our CGC Class A Shares, the federal statute allows states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on Nasdaq, our securities would not qualify as covered securities under the statute and we would be subject to regulation in each state in which we offer our securities.
Risks Related to the Domestication
The Domestication may result in adverse tax consequences for holders of CGC Class A Shares.
As discussed more fully under “Material U.S. Federal Income Tax Considerations,” and based on, and subject to, the assumptions, qualifications and limitations set forth in the opinion included as Exhibit 8.1 hereto, it is the opinion of Greenberg Traurig, LLP, that the Domestication should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code.
If the Domestication fails to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, a U.S. Holder of CGC Class A Shares or CGC Public Warrants may be required to recognize taxable gain with respect to its CGC Class A Shares or CGC Public Warrants in an amount equal to the difference, if any, between the fair market value of the corresponding PubCo Common Stock or PubCo Warrants received in the Domestication and the U.S. Holder’s adjusted tax basis in its CGC Class A Shares or CGC Public Warrants surrendered.
Assuming that the Domestication qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, subject to the PFIC rules discussed below, U.S. Holders generally will be subject to Section 367(b) of the Code. A U.S. Holder whose CGC Class A Shares have an aggregate fair market value of less than $50,000 and who, on the date of the Domestication, beneficially owns (actually or constructively) less than 10% of the total combined voting power of all classes of CGC shares entitled to vote and less than 10% of the total value of all classes of CGC shares generally will not recognize any gain or loss and will not be required to include any part of CGC’s earnings in income as a result of the Domestication. A U.S. Holder whose CGC Class A Shares have an aggregate fair market value of $50,000 or more and who, on the date of the Domestication, beneficially owns (actually or constructively) less than 10% of the total combined voting power of all classes of CGC shares entitled to vote and less than 10% or more of the total value of all classes of CGC shares, generally will recognize gain (but not loss) in respect of the Domestication as if such U.S. Holder exchanged its CGC Class A Shares for PubCo Common Stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend deemed paid by CGC the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the CGC Class A Shares held directly by such U.S. Holder. A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of CGC shares entitled to vote or 10% or more of the total value of all classes of CGC stock, generally will be required to include in income as a deemed dividend deemed paid by CGC the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the CGC Class A Shares held directly by such U.S. Holder as a result of the Domestication.
Additionally, even if the Domestication qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, proposed Treasury Regulations promulgated under Section 1291(f) of the Code (which have a retroactive effective date) generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging CGC Public Warrants for newly issued PubCo Warrants in the Domestication) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. CGC believes that it is likely classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of CGC Class A Shares to recognize gain under the PFIC rules on the exchange of CGC Class A Shares for PubCo Common Stock pursuant to the Domestication unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s CGC Class A Shares. In addition, the proposed Treasury Regulations provide coordinating rules with other sections of the Code, including Section 367(b), which affect the manner in which the rules under such other sections apply to transfers of PFIC stock. These proposed Treasury Regulations, if finalized in their current form, would also apply to a U.S. Holder who exchanges CGC Public Warrants for newly issued PubCo Warrants; currently, however, the elections mentioned above cannot be made with respect to CGC Public Warrants (for discussion regarding the application of the PFIC rules to Public Warrants, see the section entitled “Material U.S. Federal Income Tax Considerations”). Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of CGC. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.
Additionally, non-U.S. Holders may become subject to withholding tax on any amounts treated as dividends paid on PubCo Common Stock after the Domestication. More generally, the Domestication may require a holder of CGC Class A Shares or Warrants to recognize taxable income in the jurisdiction in which such holder (or a beneficial owner of such holder) is tax resident.
There is a risk that the 1% U.S. federal excise tax may be imposed on us in connection with redemptions of CGC Public Shares.
On August 16, 2022, the Inflation Reduction Act of 2022 became law, which, among other things, imposes a 1% excise tax on certain repurchases (including certain redemptions) of stock by publicly traded U.S. corporations and certain U.S. subsidiaries of publicly traded non-U.S. corporations (each, a “covered corporation”). The excise tax applies only to stock repurchases occurring in 2023 and beyond. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from whom the shares are repurchased (although it may reduce the amount of cash distributable in a current or subsequent redemption). The amount of the excise tax is generally 1% of the fair market value of the shares of stock repurchased by the repurchasing corporation during the same taxable year. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year (the “netting rule”). The U.S. Department of Treasury has authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax.
The U.S. Department of Treasury has published regulations clarifying many aspects of the excise tax, including that where a non-U.S. corporation transfers its assets or is treated as transferring its assets to a U.S. corporation in an F reorganization (as defined below in “Material U.S. Federal Income Tax Considerations”), the corporation is not treated as a U.S. corporation until the day after the reorganization. Therefore, subject to the timing of the redemption of CGC Public Shares, we believe that the excise tax will not apply given that we will not be a “covered corporation” within the meaning of the Inflation Reduction Act at the time of the redemption.
However, if our interpretation related to the existing provision of the excise tax is not correct or if future guidance were to treat us as a covered corporation for purposes of the excise tax, then it is possible that the excise tax will apply to any redemptions of the CGC Public Shares in connection with the Business Combination, unless an exemption is available. In the event the excise tax applies, issuances of stock in connection with the Business Combination (including the PIPE Financing) and any other equity issuances (whether in connection with the Business Combination or otherwise) issued in the same taxable year of a redemption may reduce the amount of the excise tax in connection with redemptions at such time under the netting rule.
Upon consummation of the Business Combination, the rights and obligations of a PubCo stockholder will be governed by Delaware law and may differ from the rights and obligations of CGC Shareholders under Cayman Islands law.
Following the Domestication, domesticated CGC, which we refer to herein as “PubCo”, will be a Delaware corporation. Accordingly, its corporate structure as well as the rights and obligations of the holders of PubCo Series A Common Stock may be less favorable to the rights of holders of CGC Class A

Shares arising under Cayman Islands law and the CGC Articles. For a more detailed description of the rights of holders of PubCo Series A Common Stock and how they may differ from the rights of holders of CGC Class A Shares, please see the section entitled “Comparison of Corporate Governance and Shareholder Rights.” The forms of the PubCo Organizational Documents are attached as Annex I and Annex J to this proxy statement/prospectus, and you are urged to read them.
Anti-takeover provisions in the PubCo Charter and PubCo Bylaws that will be in effect following the Business Combination and Delaware law might discourage, delay or prevent a change in control of Factorial or changes in Factorial’s management and, therefore, depress the market price of PubCo Series A Common Stock.
The PubCo Charter and PubCo Bylaws that will be in effect following the Business Combination contain provisions that could depress the market price of PubCo Series A Common Stock by acting to discourage, delay or prevent a change in control of PubCo or changes in PubCo’s management that the stockholders of PubCo may deem advantageous. These provisions, among other things, include:
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a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

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a prohibition on stockholder actions through written consent, which requires that all stockholder actions be taken at a meeting of PubCo stockholders;

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a requirement that special meetings of stockholders be called only by PubCo’s board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

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advance notice requirements for stockholder proposals and nominations for election to PubCo’s board of directors;

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a requirement that no member of PubCo’s board of directors may be removed from office by PubCo’s stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of PubCo’s voting stock then entitled to vote in the election of directors;

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a requirement of approval of not less than two-thirds of all outstanding shares of PubCo’s voting stock to amend any bylaws by stockholder action; and

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the authority of the Factorial Board to issue preferred stock on terms determined by PubCo’s board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, Section 203 of the General Corporation Law of the State of Delaware (DGCL) prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of PubCo’s voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.
Any provision of the PubCo Charter, PubCo Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for PubCo’s stockholders to receive a premium for their shares of PubCo capital stock and could also affect the price that some investors are willing to pay for PubCo Series A Common Stock.
The PubCo Bylaws that will be in effect following the Business Combination will designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by PubCo’s stockholders, which could limit PubCo’s stockholders’ ability to obtain a favorable judicial forum for disputes with PubCo or PubCo’s directors, officers, or employees.
The PubCo Bylaws that will be in effect following the Business Combination will provide that, unless PubCo consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on PubCo’s behalf, (ii) any action asserting a claim of breach of, or a claim based on, fiduciary duty owed by any of PubCo’s current or former directors, officers, and employees to PubCo or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the PubCo Charter or the PubCo Bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. The PubCo Bylaws further provide that, unless PubCo consents in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the sole and exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act (the “Federal Forum Provision”). In addition, the PubCo Bylaws will provide that any person or entity purchasing or otherwise acquiring any interest in shares of PubCo common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived PubCo’s compliance with the federal securities laws and the rules and regulations thereunder.
The Delaware Forum Provision and the Federal Forum Provision that will be in the PubCo Bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, the forum selection clauses that will be in the PubCo Bylaws may limit PubCo’s stockholders’ ability to bring a claim in a forum that they find favorable for disputes with PubCo or PubCo’s directors, officers or employees, which may discourage such lawsuits against PubCo and its directors, officers and employees even though an action, if successful, might benefit PubCo’s stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce PubCo’s Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, PubCo may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the U.S. may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to PubCo than PubCo’s stockholders.
Risks Related to the Post-Business Combination Company
Subsequent to our Closing, PubCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.
Although CGC has conducted due diligence on Factorial, we cannot assure you that this diligence revealed all material issues that may be present in Factorial, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of CGC’s or PubCo’s control will not later arise. As a result, PubCo may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with CGC’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on liquidity, the fact that PubCo reports charges of this nature could contribute to negative market perceptions about PubCo or its securities. In addition, charges of this nature may cause PubCo to violate net worth or other covenants to which it may be subject. Accordingly, any CGC Shareholder who chooses to remain a stockholder of PubCo following the Business Combination could suffer a reduction in the value of their shares.
Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by CGC’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.
The Business Combination and our structure thereafter may not be tax-efficient to our shareholders. As a result of our business combination, our tax obligations may be more complex, burdensome and/or uncertain.
Although we are attempting to structure the Business Combination in a tax-efficient manner, tax structuring considerations are complex, the relevant facts and law are uncertain and may change, and we may prioritize commercial and other considerations over tax considerations. For example, in connection with the Business Combination, we intend to effect the Domestication of CGC to Delaware. We do not intend to make any cash distributions to shareholders to pay taxes in connection with the Business Combination or thereafter. Accordingly, a shareholder may need to satisfy any liability resulting from the Business Combination with cash from its own funds or by selling all or a portion of the shares received. In addition, shareholders may also be subject to additional income, withholding or other taxes with respect to their ownership of us after the Business Combination.
Following the consummation of the Business Combination, PubCo’s only significant asset will be its ownership interest in Factorial and such ownership may not be sufficient to pay dividends or make distributions or loans to enable PubCo to pay any dividends on PubCo Series A Common Stock or satisfy our other financial obligations.
Following the consummation of the Business Combination, PubCo will have no direct operations and no significant assets other than its ownership of Factorial. PubCo will depend on Factorial for distributions, loans and other payments to generate the funds necessary to meet its financial obligations, including our expenses as a publicly traded company and to pay any dividends with respect to PubCo Series A Common Stock. The financial condition and operating requirements of Factorial may limit PubCo’s ability to obtain cash from Factorial. The earnings from, or other available assets of, Factorial may not be sufficient to pay dividends or make distributions or loans to enable PubCo to pay any dividends on PubCo Series A Common Stock or satisfy its other financial obligations. This lack of diversification may subject PubCo to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which PubCo may operate subsequent to the Business Combination
There are risks to Public Shareholders of becoming stockholders of PubCo through the Business Combination rather than acquiring securities of PubCo directly in an underwritten public offering, including no independent due diligence review by an underwriter, no independent fairness opinion, and conflicts of interest.
Because there is no independent third-party underwriter involved in the Business Combination or the issuance of securities in connection therewith, investors will not receive the benefit of an outside independent review of PubCo’s, Factorial’s and CGC’s respective finances and operations typically performed in an initial public securities offering. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for material misstatements or omissions in a registration statement filed with the SEC in connection with the public offering. As no such review has been or will be conducted in connection with the Business Combination, CGC Shareholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an underwriter in a public securities offering.
In addition, the CGC Board was not required to, and did not, obtain a fairness opinion in connection with the Business Combination. Accordingly, CGC Shareholders are relying on the judgment of the CGC Board in evaluating and approving the Business Combination and will not have assurance from an independent source that the consideration CGC is paying for Factorial is fair to CGC from a financial point of view.
Furthermore, the Initial Shareholders and CGC’s officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of unaffiliated CGC Shareholders. Such interests may have influenced CGC’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. See the section entitled “Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination.”
The process of taking a company public by means of a Business Combination with a SPAC is different from taking a company public through an underwritten public offering and may create risks for unaffiliated investors.
An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the Registration Statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the target company’s business, financial condition and results of operations. Going public via a Business Combination with a SPAC does not involve any underwriters and does not generally necessitate the level of review required to establish a “due diligence” defense as would be customary in an underwritten offering.
In addition, going public via a Business Combination with a SPAC does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a SPAC transaction, the value of the target company is established by means of negotiations between the target company, the SPAC and, in some cases, other investors who agree to purchase shares at the time of the Business Combination. The process of establishing the value of a company in a SPAC business combination may be less effective than the book-building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the Business Combination Agreement and the Closing. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is no such book of demand built up in connection with a SPAC transaction and no underwriters with the responsibility of stabilizing the share price which may result in the share price being harder to sustain after the transaction.
Risks Related to the Adjournment Proposal
If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve one or more Condition Precedent Proposals, the CGC Board will not have the ability to adjourn the EGM to a later date in circumstances where such adjournment is necessary or desirable.
If, at the EGM, the CGC Board determines that it would be necessary or desirable to adjourn the EGM to give CGC more time to consummate the Business Combination for whatever reason (such as if a Condition Precedent Proposal is not approved, or if additional time is needed to fulfill other closing conditions), the CGC Board will seek approval to adjourn the EGM to a later date or dates. If the Adjournment Proposal is not approved, and a quorum is present, the CGC Board will not have the ability to adjourn the EGM to a later date in order to solicit further votes or take other steps to cause the conditions to the Business Combination to be satisfied, for example. In such event, the Business Combination would not be completed.
General Risk Factors
We are currently in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by a new U.S. presidential administration and accompanying regulatory activities and economic policies and events related thereto, ongoing military conflicts and geopolitical instability and inflation and interest rates.
U.S. and global markets have recently been experiencing volatility and disruption caused by economic uncertainty, including as a result international trade disputes and ongoing military disputes and related geopolitical uncertainty. International trade disputes, including threatened or implemented tariffs by the Trump administration and threatened or implemented tariffs by foreign countries in retaliation, could adversely impact Factorial’s business. Trade disputes could also adversely impact supply chains which could now or in the future increase costs for Factorial or delay delivery of key inventories and supplies. Trade disputes can also be highly disruptive to global financial markets. The length and impact of the ongoing trade disputes and military conflicts are highly unpredictable. Factorial and CGC are continuing to monitor the trade disputes, inflation, interest rates and the military conflicts and the impacts to global capital markets, to Factorial’s business, and to the parties’ ability to complete the Business Combination.

The 1% excise tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities following the Business Combination, hinder our ability to consummate the Business Combination, and decrease the amount of funds available for distribution.
On August 16, 2022, the Inflation Reduction Act of 2022 became law, which, among other things, imposes a 1% excise tax on certain repurchases (including certain redemptions) of stock by publicly traded U.S. corporations and certain U.S. subsidiaries of publicly traded non-U.S. corporations. The excise tax applies only to stock repurchases occurring in 2023 and beyond. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from whom the shares are repurchased (although it may reduce the amount of cash distributable in a current or subsequent redemption). The amount of the excise tax is generally 1% of the fair market value of the shares of stock repurchased by the repurchasing corporation during the same taxable year. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. The U.S. Department of Treasury has authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax.
On December 27, 2022, the U.S. Department of the Treasury published Notice 2023-2, which provided clarification on some aspects of the application of the excise tax. The notice generally provides that if a publicly traded U.S. corporation completely liquidates and dissolves, distributions in such complete liquidation and other distributions by such corporation in the same taxable year in which the final distribution in complete liquidation and dissolution is made are not subject to the excise tax.
As provided in the Business Combination Agreement, the redemption of CGC Class A Shares in connection with the Business Combination will take place at a time when we are a Cayman Islands exempted company. Furthermore, on April 12, 2024, the U.S. Department of Treasury published proposed regulations clarifying many aspects of the excise tax, including that where a non-U.S. corporation transfers its assets or is treated as transferring its assets to a U.S. corporation in an F reorganization (as defined below in “Material U.S. Federal Income Tax Considerations — Tax Treatment of the Domestication — F Reorganization”), the corporation is not treated as a U.S. corporation until the day after the reorganization. Therefore, subject to the timing of the redemption of CGC Class A Shares, we believe that the excise tax will not apply given that we will not be a “covered corporation” within the meaning of the Inflation Reduction Act at the time of the redemption of CGC Class A Shares. Although these proposed regulations are not final, taxpayers generally may rely on them until final regulations are issued.
However, the U.S. Department of Treasury has been given authority to provide proposed and final regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax. If our interpretation related to the existing provision of the excise tax is not correct or if future guidance were to treat us as a covered corporation for purposes of the excise tax, then it is possible that the excise tax will apply to any redemptions of the CGC Class A Shares after December 31, 2022, including redemptions in connection with the Business Combination or any other initial business combination, unless an exemption is available. Consequently, the value of your investment in our securities may decrease as a result of the excise tax. In the event the excise tax applies, issuances of stock in connection with the Business Combination, issuances of securities in connection with the PIPE Investment at the time of the Business Combination and any other equity issuances (whether in connection with the Business Combination or otherwise) issued in the same taxable year of a redemption may reduce the amount of the excise tax in connection with redemptions at such time under the netting rule.
CGC is, and we expect that PubCo will be, an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
CGC is, and we expect that PubCo will be, an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Accordingly, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor internal controls attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our CGC Class A Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Additionally, CGC is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.
Following the Closing, PubCo will be required to re-determine its status as a smaller reporting company prior to the time it makes its first filing with the SEC (other than the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act)). PubCo will be able to continue to take advantage of the smaller reporting company scaled disclosures if its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured as of a date within four business days after the consummation of the Business Combination, or Factorial’s annual revenue is less than $100.0 million as of the most recently completed fiscal year reported in the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act). If PubCo is no longer a smaller reporting company after this initial determination, it would need to reflect its re-determined status in any filing that is due after the 45-day period following the Closing. We expect that PubCo will remain a smaller reporting company after the Closing. To the extent that PubCo takes advantage of the reduced disclosure obligations available for smaller reporting companies, it may also make comparison of our financial statements with other public companies difficult or impossible.
Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.
We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the U.S. courts against our directors or officers.
Until the Domestication, our corporate affairs will be governed by the CGC Articles, the Cayman Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. We will also be subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.
We have been advised by Maples and Calder, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
As a result of all of the above, Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as Public Shareholders of a U.S. company.
The CGC Articles provide that the courts of the Cayman Islands will be the exclusive forum for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.
The CGC Articles provide that unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the CGC Articles or otherwise related in any way to each shareholder’s shareholding in us, including but not limited to: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of our current or former director, officer or other employee to us or our shareholders; (iii) any action asserting a claim arising pursuant to any provision of the Cayman Companies Act or the CGC Articles; or (iv) any action asserting a claim against us governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. The forum selection provision in the CGC Articles will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.
The CGC Articles also provide that, without prejudice to any other rights or remedies that we may have, each of our shareholders acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly we shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.
This choice of forum provision may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in the CGC Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.
We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.
Mail addressed to CGC and received at its registered office will be forwarded unopened to the forwarding address supplied by the company to be dealt with. None of CGC, its directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address, which may impair your ability to communicate with us.

THE EXTRAORDINARY GENERAL MEETING
CGC is furnishing this proxy statement/prospectus to CGC’s shareholders as part of the solicitation of proxies by the CGC Board for use at the EGM to be held at [•], Eastern Time on [•], 2026, and at any adjournment thereof. This proxy statement/prospectus provides CGC’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the EGM.
Date, Time and Place
The EGM will be held at [•] a.m., Eastern Time, on [•], 2026. The EGM will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the CGC Articles, the physical location of the EGM will be the offices of Greenberg Traurig, LLP, CGC’s legal counsel, at One Vanderbilt Avenue, New York, NY 10017.
Purpose of the EGM
At the EGM, CGC is asking holders of CGC Ordinary Shares to consider and vote upon the following proposals:
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the Business Combination Proposal;

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the Domestication Proposal;

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the Stock Issuance Proposal;

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the Organizational Documents Proposal;

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the Advisory Organizational Documents Proposals;

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the Incentive Plan Proposal;

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the ESPP Proposal; and

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the Adjournment Proposal (if presented).

Recommendation of the CGC Board of Directors
The CGC Board, with the advice and assistance of representatives of [•], [•], and its other advisors, evaluated the terms of the Business Combination Agreement and the transactions contemplated thereby.
After careful consideration, the CGC Board, except the directors affiliated with Cartesian, which directors recused themselves from the vote, determined that the Business Combination is fair, advisable, and in the best interests of CGC and its shareholders, and approved and adopted the Business Combination Agreement, each ancillary agreement, the Business Combination and the other agreements and transactions contemplated thereby. The Business Combination was not structured to require the approval of at least a majority of CGC’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.
The CGC Board believes that each of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal (if put to a vote) is fair, advisable, and in the best interests of CGC and its shareholders and recommends that CGC Shareholders vote “FOR” each proposal being submitted to a vote of the CGC Shareholders at the EGM.
For a more complete description of the CGC Board’s reasons for the approval of the Business Combination and the recommendation of the CGC Board, see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — The CGC Board’s Reasons for the Approval of the Business Combination.”
Registering for the EGM
Any shareholder wishing to attend the meeting should register for the meeting by [•], Eastern Time, on [•], 2026 by contacting [•].

Record Date; Who is Entitled to Vote
CGC has fixed [•], 2026 as the Record Date for the EGM. Shareholders of CGC at the close of business on the Record Date are entitled to vote on matters that come before the EGM. Each share is entitled to one vote. The shareholder may only vote his, hers, or its shares of he, she, or it is present in person or is represented by proxy at the EGM.
As of the Record Date, the Sponsor held of record and was entitled to vote an aggregate of [•] CGC Ordinary Shares. The CGC Ordinary Shares held by such person currently constitute approximately [•]% of the outstanding CGC Ordinary Shares. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to vote any CGC Ordinary Shares held by it as of the Record Date in favor of the Business Combination, including voting in favor of each Condition Precedent Proposal. No consideration has been or will be paid by CGC or Factorial to the Sponsor in connection with such agreements. To the extent that Sponsor or its affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.
Quorum
A quorum of CGC’s shareholders is necessary to hold a valid meeting. The presence, in person or by proxy, of one or more shareholders holding one-third of the issued and outstanding CGC Ordinary Shares entitled to vote at such meeting constitutes a quorum at the EGM.
Voting Power; Abstentions and Broker Non-Votes; Record Date
With respect to each proposal in this proxy statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.”
If a shareholder fails to return a proxy card and does not attend the EGM in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the EGM. If a valid quorum is established, any such failure to vote will have no effect on the outcome of any other proposal in this proxy statement.
Abstentions will be counted in connection with the determination of whether a valid quorum is established but will not constitute votes cast at the EGM and therefore will have no effect on any of the proposals as a matter of Cayman Islands law.
Vote Required for Approval
The following votes are required to approve each Proposal:
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Business Combination Proposal:   Approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

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Domestication Proposal:   Approval of the Domestication Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the holders of issued and outstanding CGC Class B Shares who, being present in person or represented by proxy and entitled to vote thereon at the EGM, vote at the EGM. The holders of the CGC Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 47.2 of the CGC Articles.

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Stock Issuance Proposal:   Approval of the Stock Issuance Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

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Organizational Documents Proposal:   Approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of the holders of a majority of at least two-thirds of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

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Advisory Organizational Documents Proposals:   Approval of each Advisory Organizational Documents Proposal requires an ordinary resolution on a non-binding and advisory only basis, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. The shareholder votes regarding these proposals are advisory in nature, and are not binding on CGC, the CGC Board, Factorial or PubCo Board.

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Incentive Plan Proposal:   Approval of the Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

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ESPP Proposal:   Approval of the ESPP Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

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Director Election Proposal:   Approval of the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

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Adjournment Proposal:   Approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

Voting Your Shares
Shareholders of Record
If you are a shareholder of record, you may vote by mail or at the EGM. Each CGC Ordinary Share that you own in your name entitles you to one vote on each of the proposals on which you are entitled to vote at the EGM. Your one or more proxy cards show the number of CGC Ordinary Shares that you own.
Voting by Mail.   You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing and dating the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the EGM in the manner you indicate. We encourage you to sign, date and return the proxy card even if you plan to attend the EGM so that your shares will be voted if you are unable to attend the EGM. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of our common stock will be voted as recommended by our Board. Our Board, except those directors affiliated with Cartesian, which directors recused themselves from the vote, recommends voting “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval of the Advisory Organizational Documents Proposals, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal, “FOR” the approval of the Director Election Proposal and “FOR” the approval of the Adjournment Proposal, if presented, to the EGM. Votes submitted by mail must be received by the close of business, New York City time, on [•], 2026.
Voting at the EGM.   If you attend the EGM, you may also submit your vote at the EGM via the EGM website at http://www.cstproxy.com/[•], in which case any votes that you previously submitted by mail will be superseded by the vote that you cast at the EGM.
Beneficial Owners
Beneficial owners of shares held in street name may instruct their bank, broker, or other nominee how to vote their shares. Beneficial owners should refer to the materials provided to them by their bank, broker, or other nominee for information on communicating these voting instructions. Beneficial owners may not vote their shares in person at the EGM unless they obtain a legal proxy from the shareholder of record, present it to the inspector of election at the EGM, and produce valid identification. Beneficial owners should contact their bank, broker, or other nominee for instructions regarding obtaining a legal proxy.
Who Can Answer Your Questions About Voting Your Shares
If you have questions about the EGM or how to vote your shares, you should contact:
505 Fifth Avenue, 15th Floor
New York, NY 10017
Tel: (212) 461-6363
or:
[•]
You may also obtain additional information about CGC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your Public Shares, you will need to tender or deliver your Public Shares (and share certificates (if any) and other redemption forms), either physically or electronically, to Continental at the address below prior to the vote at the EGM. If you have questions regarding the certification of your position or delivery of your shares, please contact:
Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, New York 10004
Tel: (212) 509-4000
Attention: SPAC Redemptions Team
Email: spacredemptions@continentalstock.com
Proxy Solicitation
Proxies may be solicited by mail, telephone, on the internet, or in person. CGC has engaged [•] to assist in the solicitation of proxies. CGC has agreed to pay [•] a fee of $[•], plus disbursements.
If a shareholder grants a proxy, it may still vote its shares if it revokes its proxy before the EGM. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Extraordinary General Meeting — Proxy Solicitation.”
Revoking Your Proxy
If you are a CGC Shareholder of record, you may revoke your proxy at any time before it is voted at the EGM by:
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timely delivering a written revocation letter to the General Counsel of CGC;

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signing and returning by mail a proxy card with a later date so that it is received prior to the EGM; or

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attending the EGM and voting electronically by visiting the website established for that purpose at https://[•] and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the EGM will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) CGC Shareholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.
Redemption Rights
Pursuant to the CGC Articles, a Public Shareholder (other than the Sponsor and the CGC Insiders) may request that CGC redeem all or a portion of his, her or its Public Shares for cash if the Business Combination is consummated. Holders of Public Shares who wish to exercise their redemption rights must, prior to [•], Eastern Time, on [•], 2026 (which date is two business days before the scheduled vote at the EGM), (A) submit a written request to the Transfer Agent, which request includes the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that CGC redeem all or a portion of their Public Shares for cash and (B) deliver their Public Shares to the Transfer Agent physically or electronically using the DTC’s DWAC (Deposit and Withdrawal at Custodian) system. Any holder of Public Shares (other than the Sponsor and the CGC Insiders) will be entitled to demand that such holder’s Public Shares be redeemed for a full pro rata portion of the amount then in the Trust Account (including interest earned on the Trust Account not previously released to CGC to pay its taxes, net of taxes payable) (which, for illustrative purposes, was approximately $[•], or $[•] per Public Share, as of [•], 2026).
Prior to exercising redemption rights, Public Shareholders should verify the market price of the CGC Class A Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. CGC cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in the CGC Class A Shares when Public Shareholders wish to sell their shares.
Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the deadline for submitting redemption requests and thereafter, with CGC’s consent, until the Closing. If a holder delivers his, her or its Public Shares for redemption to Continental and later decides to withdraw such request prior to the deadline for submitting redemption requests, the holder may request that Continental return the shares (physically or electronically).
Any written demand of redemption rights must be received by Continental prior to the redemption deadline. No demand for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to Continental prior to the deadline for submitting redemption requests.
Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group, will be restricted from seeking redemption with respect to more than 20% of the issued and outstanding Public Shares. Accordingly, all Public Shares in excess of 20% held by a shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will not be redeemed.
As set forth in more detail elsewhere in this proxy statement/prospectus, the Public Shareholders that do not elect to redeem their Public Shares will experience immediate dilution as a result of the Business Combination. The Public Shareholders currently own approximately 80% of the issued and outstanding CGC Ordinary Shares. Even if no Public Shareholders redeem their Public Shares in the Business Combination, and assuming no exercises of CGC Public Warrants, CGC Private Warrants or any options, the Public Shareholders’ ownership will decrease from approximately 80% of the CGC Ordinary Shares prior to the Business Combination to owning approximately 15% of the total outstanding PubCo Common Stock at the Closing. As redemptions increase, the overall percentage ownership held by the Sponsor and other CGC Insiders, Factorial Stockholders and the PIPE Investors will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. See “Risk Factors — Risks Related to CGC and the Business Combination — The CGC Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Series A Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that CGC’s current shareholders have on the management of PubCo.”
Appraisal Rights and Dissenters’ Rights
CGC’s shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the DGCL. CGC’s shareholders do not have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.
Potential Purchases of Public Shares
At any time prior to the EGM, subject to applicable securities laws (including with respect to material non-public information), the CGC Insiders or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares or CGC Public Warrants, vote their Public Shares in favor of the Business Combination or not redeem their Public Shares or CGC Public Warrants. However, the CGC Insiders and their affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or CGC Public Warrants in such transactions.
The purpose of any such transactions could be to increase the likelihood of obtaining shareholder approval of the Business Combination, subject to the limitations on voting contained in applicable SEC interpretations of Rule 14e-5 under the Exchange Act or to increase the proceeds from the Trust Account released to PubCo, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.
In addition, if such purchases are made, the public “float” of our shares may be reduced and the number of beneficial holders of our shares may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our shares on a national securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the CGC Insiders or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
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if the CGC Insiders or their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

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if the CGC Insiders or their affiliates were to purchase Public Shares from Public Shareholders, such shares would not be voted in favor of approving the Business Combination;

•
the CGC Insiders and their affiliates would not possess any redemption rights with respect to our Public Shares or, if they do acquire and possess redemption rights, they would waive such rights; and

•
we would disclose in a Form 8-K, before the EGM to approve the Business Combination, the following material items:

•
the amount of our Public Shares purchased outside of the redemption offer by the CGC Insiders or their affiliates, along with the purchase price;

•
the purpose of the purchases by the CGC Insiders or their affiliates;

•
the impact, if any, of the purchases by the CGC Insiders or their affiliates on the likelihood that the Business Combination will be approved;

•
the identities of our security holders who sold to the CGC Insiders or their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the CGC Insiders or their affiliates; and

•
the number of our Public Shares for which we have received redemption requests pursuant to our redemption offer.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL
Structure of the Business Combination
General Overview
On December 17, 2025, CGC entered into the Business Combination Agreement with Factorial and Merger Sub. The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein which include, but are not limited to, obtaining the required shareholder approval, following the Domestication, Merger Sub will merge with and into Factorial, with Factorial surviving as a wholly-owned subsidiary of CGC.
Domestication
Prior to and as a condition of the Closing, pursuant to the Domestication, CGC will de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the CGC Articles, Section 388 of the DGCL, and Part XII of the Cayman Islands Companies Act (As Revised). For more information, see the subsection of this proxy statement/prospectus entitled “Proposal No. 2 — The Domestication Proposal.”
Class B Share Conversion
Immediately prior to the Domestication, (1) CGC will effect the redemption of the Public Shares that are validly submitted for redemption and not withdrawn and (2) the Class B Share Conversion will occur. At the Domestication Effective Time, each outstanding CGC Class A Share (excluding Public Shares validly submitted for redemption, but including CGC Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of PubCo Series A Common Stock.
Closing
Following the Domestication, Merger Sub will be merged with and into Factorial, as a result of which Factorial will be the surviving company and a wholly-owned subsidiary of CGC.
The following diagrams illustrate in simplified terms the current structure of CGC and Factorial, the Merger and the expected structure of Factorial immediately following the Closing.
Simplified Pre-Combination Structure

The Domestication
The Merger
Simplified Post-Combination Structure (with PIPE Financing)

* Percentages in the chart above assume no redemptions.
Ownership of PubCo after the Closing
The following tables illustrate estimated ownership levels in PubCo, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Shareholders.
The following table excludes the dilutive effect of PubCo Options, PubCo RSUs and shares of PubCo Series A Common Stock that will initially be available for issuance under the PubCo Incentive Plan and ESPP.
	Pro Forma Combined
	No Redemptions Scenario		50% Redemptions Scenario		Maximum Redemptions Scenario
	Shares	%	Shares	%	Shares	%
CGC Public Shareholders	27,600,000	21%	13,800,000	11%	—	—%
Sponsor and DirectorCo(1)	5,900,000	4%	5,900,000	5%	5,900,000	6%
Factorial Stockholders	90,872,244	67%	90,872,244	75%	90,872,244	84%
PIPE Investors(2)	10,927,184	8%	10,927,184	9%	10,927,184	10%
Pro forma total shares of the PubCo Common Stock outstanding at Closing	135,299,428	100%	121,499,428	100%	107,699,428	100%

(1)
Amount includes 5,800,000 Founder Shares held by the Sponsor and 100,000 Founder Shares held by DirectorCo (in which, each of CGC’s independent directors and advisor hold an interest in 30,000 Founder Shares).

(2)
Amount includes the estimated 9,927,184 shares of PubCo Series A Common Stock to be issued to the PIPE Investors, at an average subscription price of $10.08 per share (assuming a Redemption Price of $10.30 per share), plus the 1,000,000 shares to be transferred to the PIPE Investors by the Sponsor under the Investor Stock Purchase Agreements.

The following table shows possible sources of dilution and the extent of such dilution that non-redeeming Public Shareholders could experience in connection with the closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all PubCo Warrants for cash, which will each be exercisable for one share of PubCo Series A Common Stock at a price of $11.50 per share, the exercise of all PubCo Options for cash, which will each be exercisable for one share of PubCo Series A Common Stock at a price of approximately $1.04 per share (based on the Estimated Consideration Ratio) and settlement of all PubCo RSUs. The table excludes shares of PubCo Series A Common Stock that will initially be available for issuance under the PubCo Incentive Plan and ESPP, as such shares will not be outstanding on the Closing Date. The table does not assume the consummation of any exchange of the PubCo Warrants for shares of PubCo Series A Common Stock.
	Pro Forma Combined
	No Redemptions Scenario		50% Redemptions Scenario		Maximum Redemptions Scenario
	Shares	%	Shares	%	Shares	%
CGC Public Shareholders	27,600,000	15%	13,800,000	8%	—	—%
Sponsor and DirectorCo(1)	5,900,000	3%	5,900,000	4%	5,900,000	4%
Factorial Stockholders	116,939,725	64%	116,939,725	70%	116,939,725	76%
PIPE Investors(2)	10,927,184	6%	10,927,184	6%	10,927,184	7%
Public Warrants	13,800,000	8%	13,800,000	8%	13,800,000	9%
Private Warrants	6,800,000	4%	6,800,000	4%	6,800,000	4%
Pro forma total shares of the PubCo Common Stock outstanding at Closing	181,966,909	100%	168,166,909	100%	154,366,909	100%

(1)
Amount includes 5,800,000 Founder Shares held by the Sponsor and 100,000 Founder Shares held by DirectorCo (in which, each of CGC’s independent directors and advisor hold an interest in 30,000 Founder Shares).

(2)
Amount includes the estimated 9,927,184 shares of PubCo Series A Common Stock to be issued to the PIPE Investors, at an average subscription price of $10.08 per share (assuming a Redemption Price of $10.30 per share), plus the 1,000,000 shares to be transferred to the PIPE Investors by the Sponsor under the Investor Stock Purchase Agreements.

Share ownership presented in the two tables above is only presented for illustrative purposes and does not necessarily reflect what PubCo’s share ownership will be after the Closing. CGC and Factorial cannot predict how many of the Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the redemption amount and the number of Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above, and therefore the ownership percentages of Public Shareholders may also differ if the actual redemptions are different from these assumptions. The Public Shareholders that do not elect to redeem their Public Shares will experience immediate dilution as a result of the Business Combination. The Public Shareholders currently represent approximately 80% of the total issued and outstanding CGC Ordinary Shares. As noted in the above table, even if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership is expected to decrease from approximately 80% of the total issued and outstanding CGC Ordinary Shares prior to the Business Combination to approximately 15% of the total issued and outstanding PubCo Common Stock at the Closing. As redemptions increase, the overall percentage ownership held by the Sponsor and other CGC Insiders, Factorial Stockholders and the PIPE Investors will increase as compared to the overall percentage ownership held by Public Shareholders, thereby increasing dilution to Public Shareholders. For more information about the consideration to be received in the Business Combination, these scenarios, and the underlying assumptions, see “Unaudited Pro Forma Combined Financial Information.” See also “Risk Factors — Risks Related to CGC and the Business Combination — The CGC Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Series A Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that CGC’s current shareholders have on the management of PubCo.”
Background of the Business Combination
The following chronology summarizes the key meetings and events that led to the signing of the Business Combination Agreement. This chronology does not purport to catalogue every correspondence among representatives of CGC and Factorial.
CGC is a special purpose acquisition company incorporated in the Cayman Islands on October 29, 2024, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar Business Combination with one or more businesses. The proposed Business Combination is the result of an extensive search for a potential transaction utilizing the global network and investing and operating experience of CGC’s management team and the CGC Board. The terms of the Business Combination are the result of extensive negotiations between CGC’s management team and representatives of Factorial, each in consultation with its advisors. The following is a brief description of the background of these negotiations, the Business Combination and related transactions.
Prior to the consummation of the IPO, CGC had not selected any specific business combination target and had not, nor had anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with CGC.
On May 5, 2025, CGC consummated its IPO of 27,600,000 CGC Units at $10.00 per CGC Unit, which included the full exercise by the underwriters of their over-allotment option of 3,600,000 CGC Units. Each CGC Unit consists of one CGC Class A Share, and one-half of one redeemable warrant. Simultaneously with the closing of the IPO, CGC consummated the sale of an aggregate of 6,800,000 CGC Private Warrants, at a price of $1.00 per warrant, in a private placement to the Sponsor and Cantor, the representative of the underwriters of the IPO, generating gross proceeds of $6,800,000.

Following the completion of its IPO, at the direction of the CGC Board, CGC’s management and directors commenced a search for potential business combination targets, leveraging CGC’s and Sponsor’s network of company founders and executives, investment bankers, private equity firms and hedge funds and numerous other business relationships, as well as the prior experience and network of CGC’s management and directors. As part of the search process, they were also contacted by a number of individuals and entities with respect to business combination opportunities.
Consistent with CGC’s business strategy, CGC’s management and directors sought to identify companies or assets that:
•
have meaningful and attractive high-growth potential, whether organic or inorganic;

•
have been identified through a proprietary process rather than a competitive process;

•
have proven business models as we do not intend to assume risks of unproven technologies;

•
have significant transnational operations or attractive potential for transnational operations;

•
operate in a manner consistent with the United Nations Principles for Responsible Investment or can promptly be aligned to operate in accordance with such principles;

•
are led by proven management teams;

•
are owned in large part by a family, management team and/or sponsor that will retain a significant portion of the equity capital of the business after our initial business combination;

•
are supportive of and welcome additional value-creation and institution-building efforts, including enhanced corporate governance and financial transparency, expanded business intelligence and strategic planning activity and improved risk management capabilities; and

•
are willing to participate in its initial business combination on terms that will offer an attractive valuation for its shareholders.

CGC conducted preliminary due diligence on, and, in some cases, entered into confidentiality agreements with, more than one dozen companies from May 2025 through December 2025, including Factorial. These potential acquisition targets were considered by CGC management because management believed they had a potential business advantage or opportunity in the markets in which they operate, had strong and experienced management teams and/or key personnel, and offered attractive risk-adjusted equity returns for CGC shareholders.
CGC did not pursue continued discussions with targets other than Factorial because CGC concluded that these other targets were not suitable business combination opportunities for CGC based on, among other factors, its due diligence indicating that the target businesses did not meet the criteria CGC had established as discussed above. CGC decided to pursue a business combination with Factorial because CGC determined that Factorial represented a compelling opportunity based upon, among other things, CGC’s estimation of the potential scientific or business advantages of Factorial, the potential risk-adjusted equity returns for CGC’s shareholders offered by Factorial, Factorial’s knowledge of the sector within which it operates, the backgrounds and experience of the key personnel of Factorial, the readiness of Factorial to operate as a publicly traded company, and the growth profile of Factorial and its business. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — The CGC Board’s Reasons for the Approval of the Business Combination” for a further discussion of these considerations.
On August 5, 2025, Siyu Huang and Jason Duva from Factorial held an introductory meeting via teleconference with Peter Yu, Rafael de Luque, and Chris Moon (Investment Professional) from CGC.
On August 13, 2025, Siyu Huang from Factorial and Peter Yu from CGC met in person to discuss a potential business combination between CGC and Factorial.
On August 14, 2025, Peter Yu from CGC sent a preliminary proposal to Siyu Huang from Factorial outlining the proposed terms of a transaction.
On August 18, August 22, and August 29, 2025, Siyu Huang from Factorial and Peter Yu from CGC held a series of telephonic discussions regarding the preliminary proposal and the potential transaction structure.

On August 30, 2025, Peter Yu from CGC sent a non-binding letter of intent and a related term sheet (the “LOI and Term Sheet”) to Siyu Huang and Jeffrey (“Jay”) Scuteri, Head of Finance, of Factorial. The initial draft LOI and Term Sheet provided for a $1.2 billion pre-money equity valuation of Factorial, additional earnout opportunity, as well as various financing conditions, and an exclusivity period with respect to certain transactions by Factorial.
On September 3, 2025, Siyu Huang and Joe Taylor from Factorial and Peter Yu from CGC met in person to further discuss the potential transaction.
On September 9 and September 16, 2025, Peter Yu from CGC and Jason Duva, Jay Scuteri, and Siyu Huang from Factorial held telephonic discussions to further discuss the potential transaction structure.
On September 25, 2025, Siyu Huang from Factorial and Peter Yu from CGC held a follow-up discussion regarding the timeline for the transaction and the process for the LOI and Term Sheet.
On September 26 and September 30, 2025, Jason Duva from Factorial and Peter Yu from CGC exchanged revised drafts of the LOI and Term Sheet. The revisions addressed a range of topics, including a dual-class voting structure, potential warrant exchange, various financing conditions, and exclusivity restrictions. CGC suggested revisions to these topics, among others.
On October 1, October 2, and October 3, 2025, Jason Duva from Factorial and Peter Yu and Paul Hong from CGC held several discussions to negotiate the terms of the LOI and Term Sheet. On October 3, 2025, Peter Yu from CGC sent a revised draft of the LOI and Term Sheet to Siyu Huang, Jason Duva and Jay Scuteri of Factorial, which addressed various financing conditions, exclusivity provision and the equity incentive plan pool, among other topics. On October 7, 2025, Peter Yu sent a revised draft of the LOI and Term Sheet to Siyu Huang, Jason Duva and Jay Scuteri of Factorial, further refining these and other matters.
On October 7 and October 8, 2025, Jason Duva from Factorial and Peter Yu from CGC finalized the terms of the LOI and Term Sheet, and CGC and Factorial executed the same on October 8, 2025. The LOI and Term Sheet were not binding except for provisions regarding confidentiality, exclusivity, governing law, expenses, and waiver of claims against the Trust Account.
On October 26, 2025, Peter Yu from CGC Siyu Huang from Factorial held discussions regarding select terms of the proposed business combination, including the determination of fully diluted shares outstanding and treatment of transaction expenses, and adjustments to the terms of the binding 30-day exclusivity period.
On October 29, 2025, Peter Yu from CGC presented revised discussion points regarding the transaction terms to Siyu Huang and Jason Duva from Factorial.
On October 30, October 31, and November 4, 2025, Peter Yu from CGC and Siyu Huang and Jason Duva from Factorial held a series of meetings to discuss and resolve select terms regarding valuation and financing conditions.
On November 12, November 13, and November 14, 2025, Peter Yu from CGC and Siyu Huang and Jason Duva from Factorial discussed a proposed amendment to the LOI and Term Sheet, and CGC and Factorial executed the amended LOI and Term Sheet on November 14, 2025, which included pre-merger equity valuation of $1.1 billion.
On November 18, 2025, Goodwin Procter LLP (“GP”), as counsel to Factorial circulated initial drafts of certain transaction documents, including the A&R Registration Rights Agreement, the PubCo Charter, and the PubCo Bylaws.
On December 2, 2025, Greenberg Traurig, LLP (“GT”), as counsel to CGC, circulated an initial draft of the Business Combination Agreement, together with initial drafts of the Sponsor Support Agreement and the Factorial Support Agreement to GP.
On December 3, 2025, GT circulated revised drafts of the A&R Registration Rights Agreement, PubCo Charter and PubCo Bylaws, reflecting minor comments and, in the case of the A&R Registration

Rights Agreement, adding references to non-redemption holders, and, in the case of the PubCo Bylaws, adding provisions regarding the Company’s ability to appoint board observers.
On December 4, 2025, Peter Yu from CGC met with Joe Taylor, Siyu Huang, and Jason Duva from Factorial to discuss certain aspects of the proposed transaction.
On December 8, 2025, GP delivered revised drafts of the A&R Registration Rights Agreement, Sponsor Support Agreement, Factorial Support Agreement and PubCo Bylaws. GP’s revisions included, among other things, acknowledgements regarding existing sponsor transfer restrictions, voting obligations relating to the warrant amendment, customary representations by stockholders, and revisions to the PubCo Bylaws adding sponsor lock-up provisions.
On December 9, 2025, GP circulated initial drafts of the PubCo Incentive Plan and ESPP, and GT circulated revised PubCo Bylaws with minor clarifications regarding observer rights.
On December 10, 2025, GP delivered a revised draft of the Business Combination Agreement. GP’s revisions included, among other things, revising references to lock-up documents, updating representations and warranties to reflect required financial statements and interim covenant thresholds, and revising the treatment of rollover equity awards to address both vested and unvested options.
On December 11, 2025, GT circulated a revised draft of the Business Combination Agreement. GT’s revisions included, among other things, addition of a closing condition that no breach of the Investor Stock Purchase Agreements has occurred, revising PIPE-related provisions to reflect listing and disclosure considerations, and updating equity incentive plan provisions. GT also circulated revised drafts of the PubCo Incentive Plan and ESPP to address tax, ISS and structural matters.
On December 12, 2025, Peter Yu from CGC presented to Siyu Huang and Jason Duva from Factorial a proposal regarding “lock-up” restrictions on shares. Later that day, representatives from Cantor, advisor to Factorial, responded to this proposal. Also on December 12, 2025, GP delivered a further revised draft of the Business Combination Agreement. GP’s revisions included, among other things, updating share reservation provisions under the equity incentive plan. Later that day, GT delivered the first draft of the Institutional Investor Stock Purchase Agreement to the Institutional Investor.
On December 13, 2025, GT circulated a revised draft of the Business Combination Agreement revising the post-Closing board composition to provide for an initially classified board. Later that day, GP delivered comments requesting clarification of the board size, and GT circulated a revised draft incorporating those comments.
On December 14, 2025, GT circulated a further revised draft of the Business Combination Agreement reflecting the parties’ agreement to a seven-member classified board divided into three classes.
On December 15, 2025, GP delivered a revised draft of the Business Combination Agreement adding certain antitrust provisions and further conforming representations and warranties, and circulated revised drafts of the PubCo Charter and PubCo Bylaws, including new staggered lock-up provisions with early release mechanics tied to trading price conditions.
On December 16, 2025, GP delivered a further revised draft of the Business Combination Agreement addressing revisions to the non-redemption mechanics reflected in the Investor Stock Purchase Agreements. Also on that day, following discussions with the Institutional Investor, GT circulated an updated draft of the Institutional Investor Stock Purchase Agreement to the Institutional Investor.
Between December 15 and December 17, 2025, the parties exchanged drafts of the CGC disclosure schedules and the Factorial disclosure schedules, with final versions confirmed on December 17, 2025. Additionally, GT circulated updated drafts of the Institutional Investor Stock Purchase Agreement to the Institutional Investor, reflecting minor cleanup adjustments, and corresponding drafts of the Sponsor Stock Purchase Agreement, reflecting a per share purchase price equal to the Redemption Price.
On December 17, 2025, CGC, Factorial, and the other parties executed the Business Combination Agreement, Sponsor Support Agreement and Factorial Support Agreement, and CGC and the PIPE Investors executed the Investor Stock Purchase Agreements. The transactions were publicly announced prior to the market opening on December 18, 2025. Also on December 18, 2025, CGC filed the press release, the investor presentation, the Business Combination Agreement and related transaction agreements with the SEC as exhibits to a Current Report on Form 8-K.
The CGC Board’s Reasons for the Approval of the Business Combination
As detailed above, the prospectus for the IPO identified the general criteria and guidelines that CGC’s management team believed would be important in evaluating prospective target businesses, although in such prospectus CGC also indicated it may enter into a business combination with a target business that does not meet these criteria and guidelines. Factorial met a number of the criteria and guidelines that were identified in the IPO prospectus, and following due diligence conducted by CGC’s management and its advisors, and following detailed discussions with Factorial, CGC believed Factorial to be an attractive business combination target.
The CGC Board considered a wide variety of factors in connection with their evaluation of the Business Combination. In light of the complexity of those factors, the CGC Board, as a whole, did not consider it practicable to, nor did they attempt to, quantify or otherwise assign relative weights to the specific factors they took into account in reaching their decision. Rather, the CGC Board based their evaluation and recommendation of the Business Combination on the totality of the information presented to, and considered by, them. The CGC Board considered all of these factors as a whole and, on balance, concluded that they supported a favorable determination that the Business Combination Agreement and the Business Combination are in the best interests of CGC and its shareholders. The CGC Board evaluated the reasons described below with the assistance of CGC management and CGC’s outside advisors. Individual members of the CGC Board may have given different weight to different factors. This explanation of the reasons for the CGC Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”
Before reaching their decision, the CGC Board was made aware of the results of the due diligence conducted by CGC’s management, which diligence included:
•
meetings with Factorial’s management team to understand and analyze Factorial’s business and prospects;

•
legal due diligence conducted by GT;

•
review of the proposed structure of the Business Combination and drafts of definitive documents.

The factors considered by the CGC Board included, but were not limited to, the following (which are not weighted or in any order of significance):
•
Compelling Data and Real World Validation.   The CGC Board believes that Factorial’s product offering positions it to be a leading solid-state battery developer, with its products outperforming conventional batteries in gravimetric and volumetric energy in lab-based and real-world evaluation.

•
Market Opportunity.   The CGC Board believes that Factorial has a large market opportunity, due to the existing EV market share of its current automotive OEM partners, and the various additional addressable markets, including defense and aviation, robotics, spacecraft, and energy storage.

•
Experienced Management Team.   The CGC Board believes that Factorial has an experienced management team that is positioned to successfully lead the combined company.

•
PIPE Equity Commitment.   The PIPE Investors have committed $100 million in the PIPE Financing, including $75 million from an unaffiliated Institutional Investor, which was viewed by the CGC Board as support from investors for the opportunities represented by the Business Combination.

•
Factorial Stockholders’ Retained Interest.   The CGC Board believes that Factorial’s stockholders’ retention of a large stake in PubCo, with no sales of shares by them at Closing, shows support for Factorial.

•
Other Alternatives.   The CGC Board believed, after a review of other business combination opportunities reasonably available to CGC, that the proposed Business Combination represents the best potential business combination for CGC based on its evaluation of Factorial and other potential acquisition targets.

•
Reasonableness of Consideration.   Following a report of the due diligence of Factorial’s business conducted by CGC’s management and advisors, the CGC Board determined that the aggregate consideration to be paid in the Business Combination was reasonable.

•
Negotiated Transaction.   The CGC Board considered the terms and conditions of the Business Combination Agreement and the related agreements and the transactions contemplated thereby, each party’s representations, warranties and covenants, the conditions to each party’s obligation to consummate the Business Combination and the termination provisions, as well as the strong commitment by both CGC and Factorial to complete the Business Combination.

In the course of its deliberations, the CGC Board considered a variety of uncertainties, risks and other challenges relevant to the Business Combination, including the below (which are not weighted or in any order of significance):
•
Regulatory Risks.   If Factorial is unable to comply with environmental and safety regulations, Factorial’s business will be materially harmed.

•
Benefits Not Achieved.   The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within a reasonable timeframe.

•
Liquidation of CGC.   The risks and costs to CGC if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in CGC being unable to effect a business combination by the end of the completion window, and force CGC to liquidate.

•
Exclusivity.   The fact that the Business Combination Agreement includes a provision that generally restricts CGC from soliciting other business combination proposals, which limits CGC’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations. In addition, under the Business Combination Agreement, unless required by applicable law, the Board may not change or withdraw its recommendation to the CGC shareholders to vote in favor of the Business Combination Proposal and any other proposals required to consummate the transactions contemplated by the Business Combination Agreement that are submitted to, and require the vote of, the CGC shareholders.

•
Closing Conditions.   The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within CGC’s control, including approval by CGC shareholders of the Business Combination and approval by Nasdaq of the initial listing application in connection with the Business Combination.

•
Litigation.   The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•
External Risks.   Economic downturns and political and market conditions beyond Factorial’s control could adversely affect its business, financial condition, results of operations and prospects.

•
Fees and Expenses.   The fees and expenses associated with completing the Business Combination.

•
Interests of Certain Persons.   The CGC Board was also aware that the Sponsor and CGC’s officers, and directors may have interests in the Business Combination that are in addition to, and that may be different from, the interests of unaffiliated CGC shareholders. For instance, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders. Such interests are described in more detail under the caption “The Business Combination — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination.” To mitigate these potential conflicts of interest, directors affiliated with the Sponsor and Cartesian recused themselves from voting to approve the Business Combination.

•
Public Shareholders Will Have a Minority Ownership Interest in PubCo.   The fact that current Public Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Series A Common Stock as consideration in the Business Combination and, as a result, such Public Shareholders will collectively own a minority interest in PubCo after the Closing. As redemptions increase, the overall percentage ownership and voting percentage held by the Factorial Stockholders and the PIPE Investors will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. Having a minority ownership interest may reduce the influence that current Public Shareholders have on the management of PubCo. For more information, see “The Business Combination — Equity Ownership Upon Closing” and “Dilution.”

•
Absence of Possible Structural Protections for Minority Shareholders.   The CGC Board took several steps to mitigate potential conflicts of interest, including by the recusal of any Cartesian-affiliated directors from the vote to approve the Business Combination Agreement and related transactions. However, other possible structural protections were not put in place. For example, the CGC Board did not obtain a fairness opinion, and the Business Combination does not require approval of a majority of unaffiliated security holders, and the CGC Board did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination or to prepare a report concerning the approval of the Business Combination.

•
Other Risks.   Various other risks associated with the Business Combination, the business of CGC and the business of Factorial described under the section entitled “Risk Factors.”

The CGC Board concluded that the potential benefits that they expected CGC and its shareholders to achieve as a result of the Business Combination outweighed the potential negative factors associated with the Business Combination. Accordingly, the CGC Board, except the directors affiliated with Cartesian, which directors recused themselves from the vote, determined that the Business Combination Agreement and the Business Combination were in the best interests of CGC and its shareholders.
Benefits and Detriments of the Business Combination and PIPE Investment
The following describes the potential benefits and detriments to certain groups of stakeholders in connection with the Business Combination and PIPE Investment:
•
CGC:   The CGC Board determined that the Business Combination presents an attractive business opportunity in light of a variety of factors, including but not limited to Factorial’s reported data and real-world validation, its market opportunity, experienced management team, and the existence and size of the PIPE Investment. The CGC Board also considered the potential detriments of the Business Combination to CGC, including regulatory risks, the uncertainty of the potential benefits of the Business Combination being achieved, macroeconomic risks, the absence of possible structural protections for minority shareholders, and the risks and costs to CGC if the Business Combination is not achieved, including the risk that it may result in CGC being unable to complete a business combination and force CGC to liquidate. For more information, see “— The CGC Board’s Reasons for the Approval of the Business Combination,” and various risks described under the section entitled “Risk Factors.”

•
Sponsor:   The Sponsor and DirectorCo expect to receive substantial consideration in the Business Combination, including the following securities: (i) 5,800,000 shares of PubCo Series A Common Stock upon the exchange of 5,900,000 Founder Shares in the Domestication (consisting of 5,800,000 shares held by Sponsor and 100,000 shares held by DirectorCo), (ii) 4,400,000 PubCo Private Warrants issued upon the exchange of 4,400,000 CGC Private Warrants, which were initially purchased in a private placement that closed concurrently with the IPO for $1.00 per warrant, provided, that, if the Warrant Exchange is consummated, then, pursuant to the CGC Warrant Agreement, then each CGC Private Warrant shall be exchanged for a number of shares of PubCo Series A Common Stock equal to the applicable exchange ratio for the exchange of CGC Public Warrants for shares of PubCo Series A Common Stock in the Warrant Exchange, and (iii) an estimated 2,427,184 shares of PubCo Series A Common Stock, assuming a Redemption Price of $10.30 for the Public Shares estimated using an assumed Closing Date of May 14, 2026. The Sponsor is also entitled to the repayment of any out-of-pocket expenses, advances or loans made by the Sponsor and the payment of $10,000 per month by CGC for providing office space, utilities, secretarial and administrative support services pursuant to the Administrative Services Agreement dated May 1, 2025, by and between CGC and the Sponsor. For more information, see “— Compensation to be Received by the Sponsor and CGC’s Officers and Directors in Connection with the Business Combination and PIPE Investment.” The Sponsor and DirectorCo will only be able to realize a return on their equity in CGC (which may be materially higher than the return realized by Public Shareholders) if CGC completes a business combination. In addition, the Sponsor and DirectorCo face potential detriments from the Business Combination, including the possibility of litigation challenging the Business Combination or the Sponsor’s and DirectorCo’s role in the Business Combination, and the risk that if the Business Combination is not achieved, CGC may be unable to consummate a business combination and be forced to liquidate, resulting in the Sponsor’s and DirectorCo’s investment being worthless. Finally, the Sponsor Investor is an affiliate of the Sponsor and has subscribed for Pubco Series A Common Stock issuable in connection with the consummation of the Business Combination.
•
CGC Independent Directors:   CGC’s independent directors each own an interest in DirectorCo that corresponds to 30,000 Founder Shares, which will be exchanged for 30,000 shares of PubCo Series A Common Stock in the Domestication. Such persons have waived any claim against the Trust Account for redemption of such Founder Shares. CGC’s independent directors are also entitled to the repayment of any out-of-pocket expenses, advances or loans made by them (of which there are none as of the date of this proxy statement/prospectus). Accordingly, in the event that CGC liquidates, the CGC independent directors and advisor may lose their entire investment. In addition, the CGC directors face potential detriments from the Business Combination, including the possibility of litigation challenging the Business Combination or such directors’ roles in the Business Combination.

•
Unaffiliated CGC Public Shareholders:   The unaffiliated Public Shareholders have the opportunity to evaluate and consider whether or not to redeem their Public Shares in connection with the consummation of the Business Combination. Non-redeeming Public Shareholders will have the opportunity to participate in the potential future growth of Factorial, but may face a number of potential detriments in connection with their continued investment, including the uncertainties and risks identified by the CGC Board described more fully in “— The CGC Board’s Reasons for Approval of the Business Combination”, the various other risks associated with the Business Combination, the business of CGC and the business of Factorial, as described further under the section entitled “Risk Factors,” the potential conflicts of interest described under “— Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination,” and the potential material dilution they may experience as described more fully in the section entitled “Dilution.” Redeeming Public Shareholders have the opportunity to receive their pro rata share of the aggregate amount on deposit in the Trust Account, less taxes paid and payable, calculated as of two business days prior to the consummation of the Business Combination. However, redeeming Public Shareholders face the potential of not realizing any future growth in value of Factorial following the Business Combination.

Sources and Uses of Proceeds
The following tables summarize the anticipated sources and uses of funds in the Business Combination, in various redemption scenarios. Such tables are for illustrative purposes only. Where actual amounts are not known or knowable, the figures below represent good faith estimates of such amounts.

Sources and Uses of Proceeds (No Redemptions Scenario) (in millions)
Sources		Uses
Implied Factorial Rollover Equity Value(1)	$1,100.0	Implied Factorial Rollover Equity Value	$1,100.0
Implied Sponsor Equity	60.8	Implied Sponsor Equity	60.8
Cash in Trust(2)	284.3	Cash to Balance Sheet	419.0
Pro Forma Existing Cash Balances, as of December 31, 2024(3)	63.4	Estimated Unpaid Transaction Expenses, as of December 31, 2024	28.7
Cash Proceeds from the PIPE Financing	100.0
Total Sources	$1,608.5	Total Uses	$1,608.5

(1)
Based upon an assumed Redemption Price of $10.30 per share.

(2)
Reflects the amount in the Trust Account at an assumed Redemption Price of $10.30 per share, with no cash payouts for Redemptions.

(3)
Reflects the pro forma combined cash and cash equivalents balance as of December 31, 2024 excluding the cash received from the Trust Account, the cash proceeds received from the PIPE financing, and the cash payouts of estimated transaction costs.

Sources and Uses of Proceeds (50% Redemptions Scenario) (in millions)
Sources		Uses
Implied Factorial Rollover Equity Value(1)	$1,100.0	Implied Factorial Rollover Equity Value	$1,100.0
Implied Sponsor Equity	60.8	Implied Sponsor Equity	60.8
Cash in Trust(2)	142.1	Cash to Balance Sheet	280.8
Pro Forma Existing Cash Balances, as of December 31, 2024(3)	63.4	Estimated Unpaid Transaction Expenses, as of December 31, 2024	24.7
Net Cash Proceeds from the PIPE Financing	100.0
Total Sources	$1,466.3	Total Uses	$1,466.3

(1)
Based upon an assumed Redemption Price of $10.30 per share.

(2)
Reflects the amount in the Trust Account at an assumed Redemption Price of $10.30 per share, with $142.1 million of cash payouts for Redemptions of 13,800,000 of CGC Class A Ordinary Shares.

(3)
Reflects the pro forma combined cash and cash equivalents balance as of December 31, 2024 excluding the cash received from the Trust Account, the cash proceeds received from the PIPE financing, and the cash payouts of estimated transaction costs.

Sources and Uses of Proceeds (Maximum Redemptions Scenario) (in millions)
Sources		Uses
Implied Factorial Rollover Equity Value(1)	$1,100.0	Implied Factorial Rollover Equity Value	$1,100.0
Implied Sponsor Equity	60.8	Implied Sponsor Equity	60.8
Cash in Trust(2)	—	Cash to Balance Sheet	144.0
Pro Forma Existing Cash Balances, as of December 31, 2024(3)	63.4	Estimated Unpaid Transaction Expenses, as of December 31, 2024	19.4
Cash Proceeds from the PIPE Financing	100.0
Total Sources	$1,324.2	Total Uses	$1,324.2

(1)
Based upon an assumed Redemption Price of $10.30 per share.

(2)
Reflects the amount in the Trust Account at an assumed Redemption Price of $10.30 per share, with $284.3 million of cash payouts for Redemptions of all 27,600,000 of CGC Class A Ordinary Shares.

(3)
Reflects the pro forma combined cash and cash equivalents balance as of December 31, 2024 excluding the cash received from the Trust Account, the cash proceeds received from the PIPE financing, and the cash payouts of estimated transaction costs.

Satisfaction of 80% Test
It is a requirement under Nasdaq rules that CGC completes one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of CGC’s signing a definitive agreement in connection with its initial business combination.
As of the date of the execution of the Business Combination Agreement, the balance of funds in the Trust Account was approximately $[•] million, plus taxes payable on the income earned on the Trust Account, and 80% thereof was approximately $[•] million. Based on the implied pre-money equity value of Factorial of approximately $1.1 billion, the CGC Board determined that such requirement was met. In light of the financial background and experience of the members of CGC’s management team and CGC Board, the CGC Board believes that the members of CGC’s management team and the CGC Board are qualified to determine whether the Business Combination meets the 80% test.
Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination
In considering the recommendation of the CGC Board to vote in favor of approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, Advisory Organizational Documents Proposals, the Incentive Plan Proposal, the ESPP Proposal, Director Election Proposal and Adjournment Proposal, shareholders should keep in mind that the Sponsor, and CGC’s directors and executive officers, and entities affiliated with them, have interests in such proposals that are different from, or in addition to, the interests of unaffiliated CGC Shareholders. Further, CGC’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Information Related to CGC — Conflicts of Interest.” We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The CGC Board was aware of and considered these interests, among other matters, in evaluating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the proposals to be presented at the EGM, including the Business Combination Proposal. CGC Shareholders should take these interests into account in deciding whether to approve the proposals presented at the EGM, including the Business Combination Proposal. These interests include, among other things:

•
the fact that the Initial Shareholders hold 6,900,000 Founder Shares which were initially purchased for an aggregate of $25,000, and such shares will have a significantly higher value at the time of the Business Combination, estimated at approximately $[•] based on the closing price of $[•] per CGC Class A Share on Nasdaq on [•], 2026. CGC estimates that, at the Closing, the Initial Shareholders will hold an aggregate of [•] shares of PubCo Series A Common Stock issued upon the conversion of such Founder Shares, which if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the CGC Class A Shares on [•], 2026. However, given that such shares of PubCo Series A Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, CGC believes such shares have less value;

•
the fact that each of CGC’s independent directors holds 30,000 Founder Shares through membership interests in DirectorCo, which shares were transferred to such persons by the Sponsor in connection with their service to CGC, and such shares will have a significantly higher value at the time of the Business Combination, estimated at approximately $[•] based on the closing price of $[•] per CGC Class A Share on Nasdaq on [•], 2026. CGC estimates that, at the Closing, CGC’s independent directors will hold [•] shares of PubCo Series A Common Stock each, which if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the CGC Class A Shares on [•], 2026. However, given that such shares of PubCo Series A Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, CGC believes such shares have less value;

•
the fact that, as a result of the purchase price paid for the Founder Shares, if the Business Combination is completed, the Initial Shareholders and CGC’s independent directors are likely to be able to make a substantial profit on their investment in CGC even at a time when the PubCo Series A Common Stock has lost significant value. On the other hand, if the Business Combination is not completed and CGC liquidates without completing another initial business combination, the Initial Shareholders and CGC’s independent directors would lose their entire investment in CGC;

•
the fact that the Sponsor holds 4,400,000 CGC Private Warrants, initially purchased for $4,400,000 in a private placement that occurred simultaneously with the closing of the IPO, which will then automatically convert at the Domestication Effective Time into PubCo Private Warrants to purchase an equal number of shares of PubCo Series A Common Stock; provided, that, if the Warrant Exchange is consummated, then, pursuant to the CGC Warrant Agreement, then each CGC Private Warrant shall be exchanged for a number of shares of PubCo Series A Common Stock equal to the applicable exchange ratio for the exchange of CGC Public Warrants for shares of PubCo Series A Common Stock in the Warrant Exchange. CGC estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the CGC Class A Shares on [•], 2026. However, given that such shares of PubCo Series A Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, CGC believes such shares have less value;

•
the fact that the Sponsor Investor is an affiliate of the Sponsor and thus has an interest, in addition to the interest of the Sponsor in the Founder Shares and CGC Private Warrants, in the Business Combination;

•
the fact that the Initial Shareholders and CGC’s directors who own CGC Ordinary Shares have each waived their right to redeem any CGC Ordinary Shares held by them in connection with the shareholder vote to approve the Business Combination;

•
the fact that, if CGC were to liquidate rather than complete the Business Combination, the Initial Shareholders will lose their entire investment in CGC, which totals approximately $4,425,000 as of the date of this proxy statement/prospectus, comprising the $25,000 purchase price for the Founder Shares and the $4,400,000 purchase price for the CGC Private Warrants purchased by Sponsor in a private placement concurrently with the IPO, because the Initial Shareholders have waived their redemption rights with respect to such shares. The potential loss of this investment may have incentivized the Initial Shareholders and its affiliates to pursue the Business Combination transaction on unfavorable terms in order to avoid a liquidation;

•
the fact that, if the Trust Account is liquidated, including in the event CGC is unable to complete the Business Combination within the completion window, the Sponsor has agreed that it will be liable to CGC if and to the extent any claims by a third party for services rendered or products sold to CGC, or a prospective target business with which CGC has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable (but without deduction for any excise or similar tax that may be due or payable) and up to $100,000 of interest to pay dissolution expenses; provided that such obligation will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable), any claims by CGC’s independent registered public accounting firm, or any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;
•
the fact that, pursuant to the A&R Registration Rights Agreement, the Initial Shareholders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the PubCo Series A Common Stock following the consummation of the Business Combination. CGC estimates that the Initial Shareholders will hold an aggregate of [•] shares of PubCo Series A Common Stock subject to registration rights, assuming the Maximum Redemptions Scenario, and using a Redemption Price of approximately $[•];

•
the fact that the CGC Articles contain a waiver of the corporate opportunity doctrine, and there could have been business combination targets that would have been appropriate for a combination with CGC but were not offered due to a CGC director’s duties to another entity. CGC does not believe that the waiver of the corporate opportunity doctrine in the CGC Articles interfered with its ability to identify an acquisition target; and

•
the continued indemnification of former and current directors and officers of CGC and Initial Shareholders and the continuation of directors’ and officer’s liability insurance after the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to CGC, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About CGC — Conflicts of Interest.”
Compensation to be Received by the Sponsor and CGC’s Officers and Directors in Connection with the Business Combination and PIPE Investment
Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor and CGC’s officers and directors in connection with the Business Combination and PIPE Investment.
	Securities to be Received	Other Compensation
The Sponsor and DirectorCo	(i) 5,900,000 shares of PubCo Series A Common Stock upon the exchange of 6,900,000 Founder Shares, which were initially purchased prior to the IPO for approximately $0.004 per share, and transfer to the PIPE Investors of an aggregate amount of 1,000,000 shares of PubCo pursuant to the Investor Stock Purchase Agreements, (ii) 4,400,000 PubCo Private Warrants issued upon the
Reimbursement for loans and advances to CGC; no such amounts are outstanding as of the date of this proxy statement/prospectus.
$10,000 per month through the Closing to an affiliate of the Sponsor for office space, utilities, secretarial and administrative support services provided to members of the CGC management team. As of December 31, 2025, CGC

	Securities to be Received	Other Compensation
exchange of 4,400,000 CGC Private Warrants, which were initially purchased in a private placement that closed concurrently with the IPO for $1.00 per warrant, provided, that, if the Warrant Exchange is consummated, then, pursuant to the CGC Warrant Agreement, then each CGC Private Warrant shall be exchanged for a number of shares of PubCo Series A Common Stock equal to the applicable exchange ratio for the exchange of CGC Public Warrants for shares of PubCo Series A Common Stock in the Warrant Exchange, and (iii) under the Sponsor Stock Purchase Agreement, an affiliate of the Sponsor will be issued an estimated 2,677,184 shares of PubCo Series A Common Stock, assuming a Redemption Price of $[•] for the Public Shares estimated using an assumed Closing Date of [•], 2026.
incurred $[•] in fees for these services, of which $50,000 have been paid as of September 30, 2025.
Continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

Peter Yu	See “Sponsor and DirectorCo” above. Mr. Yu may be deemed to control the Sponsor and DirectorCo.
See “Sponsor and DirectorCo” above. Mr. Yu may be deemed to control the Sponsor and DirectorCo.
Reimbursement for out-of-pocket expenses incurred related to identifying, negotiating, investigating and completing the Business Combination; no such amounts are outstanding as of the date of this proxy statement/prospectus.

CGC Independent Directors (through DirectorCo)	Each of our independent directors, Ali Bouzarif, Kevin Gold and Sanford Litvack, has received for their services as directors an indirect interest in 30,000 founder shares through membership interests in DirectorCo.
Reimbursement for loans and advances to CGC; no such amounts are outstanding as of the date of this proxy statement/prospectus.
Reimbursement for out-of-pocket expenses incurred related to identifying, negotiating, investigating and completing the Business Combination; no such amounts are outstanding as of the date of this proxy statement/prospectus.
Continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

The securities issued to the Sponsor, DirectorCo, and CGC’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders. CGC’s independent directors are not members of the Sponsor and are not affiliates of DirectorCo. None of the funds in the Trust Account will be used to compensate our officers or directors. Except for administrative services fees paid or to be paid to the Sponsor, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, officers and directors, or any of their respective affiliates, by

CGC for services rendered prior to or in connection with the completion of the Business Combination. However, as detailed above, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, as discussed above. The reimbursement of expenses and advances to the Sponsor, DirectorCo, and CGC’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders.
Certain Engagements in Connection with the Business Combination
CGC engaged Cantor as its sole placement agent in connection with the PIPE Investment, and Factorial engaged Cantor as its exclusive financial advisor. CGC agreed to pay Cantor at the Closing equal to $3,750,000 in connection with the PIPE Investment. Pursuant to the Underwriting Agreement, Cantor was paid an upfront cash underwriting discount of $0.174 per Public Share, or $4,800,000 in the aggregate, paid upon the closing of the IPO. In addition, Cantor was entitled to a deferred underwriting discount of 4.50% of the gross proceeds of the IPO held in the Trust Account, other than gross proceeds from CGC Units sold pursuant to the underwriter’s over-allotment option, and 6.50% of the gross proceeds from CGC Units sold pursuant to the underwriter’s over-allotment option, or $13,140,000 in the aggregate. Pursuant to a Fee Modification Agreement between CGC and Cantor dated December 17, 2025, should the Business Combination occur, the Deferred Discount would instead be reduced to equal the following (which shall not exceed $13.0 million in the aggregate): (a) $3,750,000, plus (b) 5.0% of the product of (x) the Redemption Price and (y) the number of Public Shares that are not redeemed by public shareholders of the Company in connection with closing of the Business Combination; but excluding any shares that are acquired by investors under non-redemption restrictions to satisfy obligations under any private placement financing conducted in connection with the Business Combination (including the PIPE Investment), not to exceed $2,500,000; plus (c) 3.0% of the product of (x) the Redemption Price and (y) the number of Unredeemed Shares (excluding Unredeemed Shares included in the calculation in clause (b) above).
In addition, Cantor is a full-service securities firm engaged in a wide range of activities for its own accounts and the accounts of others including securities underwriting, trading and brokerage activities, financing, investment banking and management, prime brokerage, individual wealth management, commodities and derivatives trading, foreign exchange, and financial advisory services. Cantor (and its respective affiliates, directors and officers), in the course of their business, may, for its own account or the accounts of others, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, in any of CGC or any other company’s debt or equity securities or loans or any related derivative instrument. In addition, at any given time Cantor and/or any of its affiliates may have been and/or could be engaged by one or more entities that may be competitors with, or otherwise adverse to, CGC or Factorial in matters unrelated to any proposed transaction.
Factorial’s Reasons for the Business Combination
In the course of reaching their decisions to recommend and to approve the Business Combination, the Factorial Board held numerous meetings, consulted with Factorial’s management, financial advisors and legal counsel, and considered a wide variety of factors including, among others, the below material factors (which factors are not necessarily presented in any order of relative importance):
•
the Business Combination will expand both the access to capital for Factorial and the range of investors potentially available as a public company, compared to the investors Factorial could otherwise gain access to if it continued to operate as a privately-held company;

•
Factorial’s expected cash resources and need for additional capital to fund the development of its products, and the uniqueness of this particular potential Business Combination, as the negotiated transaction will result in the infusion of committed capital from one or more institutional investors at the time of Closing;

•
the potential benefits from increased public market awareness of Factorial and its products;

•
the historical and current information concerning Factorial’s business, including its financial performance and condition, operations, management and research and development programs;

•
the competitive nature of the industry in which Factorial operates;

•
the Factorial Board’s fiduciary duties to Factorial’s stockholders;

•
the Factorial Board’s belief that this transaction provides a viable public listing strategy and access to available capital, and addresses the risk of the lack of an available or the possibility of an unfavorable market for an initial public offering at a later date;

•
the terms and conditions of the Business Combination Agreement;

•
the flexibility under the terms of the Business Combination Agreement for Factorial to enter into a complementary financing; and

•
the likelihood that the Business Combination will be consummated on a timely basis.

In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Factorial Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Factorial Board viewed its decision as being based on all the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.
The Factorial Board also considered a number of uncertainties and risks in its deliberations concerning the Business Combination and the other transactions contemplated by the Business Combination Agreement, including the following:
•
the possibility that the Business Combination might not be completed in a timely manner or at all, and the potential adverse effect of the public announcement of the Business Combination on the reputation of Factorial and the ability of Factorial to obtain financing in the future in the event the Business Combination is not completed;

•
the costs involved in connection with completing the Business Combination, the time and effort of Factorial management required to complete the Business Combination, the related disruptions or potential disruptions to Factorial’s business operations and future prospects, including its relationships with its employees, co-developers, licensors, and partners and others that do business or may do business in the future with Factorial, and related administrative challenges associated with combining the companies;

•
the additional expenses and obligations to which Factorial’s business will be subject following the Business Combination that Factorial has not previously been subject to, and the operational changes to Factorial’s business, in each case that may result from being a public company;

•
the fact that the representations and warranties in the Business Combination Agreement do not survive the closing of the merger and the potential risk of liabilities that may arise post-closing;

•
the risk that the current CGC Shareholders can redeem their CGC Class A Shares for cash in connection with the consummation of the Business Combination, thereby reducing the amount of cash available to PubCo following the consummation of the Business Combination;

•
the possibility of litigation challenging the Business Combination;

•
the restrictions on the operation of Factorial’s business between the execution of the Business Combination Agreement and Closing pursuant to the interim operating covenants contained in the Business Combination Agreement;

•
the restrictions on Factorial’s ability to enter into potential alternative transactions; and

•
various other risks associated with the combined organization and the merger, including the risks described in the section entitled “Risk Factors” in this prospectus.

The foregoing information is not intended to be exhaustive but summarizes the material factors considered by the Factorial Board in its consideration of the Business Combination Agreement and the transactions contemplated.
The Factorial Board concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. After considering these and other factors, the

Factorial Board approved the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement.
This explanation of reasons for the Factorial Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and therefore subject to a number of risks and uncertainties and should be read in light of the factors discussed under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”
Interests of Factorial’s Directors and Officers
Factorial’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of the Factorial Stockholders generally. These interests include, among other things, the interests listed below:
Officer Compensation
Upon the completion of the Business Combination, the following persons are expected to be appointed Executive Officers of PubCo: Siyu Huang, Alex Yu, Richard Wei and Jason Duva. For a description of these arrangements see “Executive and Director Compensation of Factorial.”
In connection with the Business Combination, the PubCo Board will adopt a new non-employee director compensation policy to govern PubCo effective as of the Closing. It is anticipated that the new non-employee director compensation policy will provide for annual cash retainers and certain equity awards that will be granted following the Business Combination. [•] and Mr. Taylor will be subject to this policy.
Upon the completion of the Business Combination, Mr. Taylor, a director on the Factorial Board, will serve as the executive Chairperson of the PubCo Board. In connection with such service, Mr. Taylor’s compensation will be determined by the independent members of the PubCo Board.
Merger Consideration
Certain of Factorial’s directors are holders of, and/or are affiliated with entities that are holders of, Factorial equity interests and in such capacity will be entitled to receive the Aggregate Merger Consideration payable to all holders of such equity interests pursuant to the terms of the Business Combination Agreement.
Immediately following the Closing, all shares of PubCo Series B Common Stock will be held directly by the Factorial Founders, both of whom will serve as PubCo’s [executive officers and] directors. The rights of the holders of PubCo Series A Common Stock and PubCo Series B Common Stock will be identical, except with respect to voting and conversion rights. Each share of PubCo Series B Common Stock will be entitled to ten votes and will be convertible at any time into one share of PubCo Series A Common Stock.
Expected Accounting Treatment for the Business Combination
The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP as Factorial has been determined to be the accounting acquirer under all redemptions scenarios presented. Under this method of accounting, CGC, the legal acquirer, will be treated as the accounting acquiree for financial reporting purposes, and Factorial, the legal acquiree, will be treated as the accounting acquirer. Accordingly, the consolidated assets, liabilities, and results of operations of Factorial will become the historical financial statements of PubCo, and CGC’s assets, liabilities, and results operations will be consolidated with Factorial’s starting from the Closing Date. For accounting purposes, the financial statements of PubCo will represent a continuation of the financial statements of Factorial, with the Business Combination being treated as the equivalent of Factorial issuing stock for the net assets of CGC, accompanied by recapitalization. The net assets of CGC will be stated at historical carrying values, and no goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be presented as those of Factorial in future final reporting of PubCo.
Factorial was determined to be the accounting acquirer under all of the redemptions scenarios presented based on the evaluation of the following facts and circumstances:

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Factorial is the larger entity based on the presence of substantive operations and employee base and will assume the ongoing operations of the PubCo;

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Factorial Stockholders will have the greatest voting interest that ranges from [•]% to [•]% in PubCo under various redemptions scenarios;

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Factorial’s existing stockholders will have the greatest ability to influence decisions regarding the election and removal of PubCo’s board of directors;

•
Factorial will hold a majority of PubCo’s board of directors;

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Factorial’s operations prior to the acquisition will comprise the only ongoing operations of PubCo;

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Factorial’s senior management will comprise the senior management of PubCo;

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PubCo will assume Factorial’s name;

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Factorial’s headquarters will become PubCo headquarters; and

•
CGC does not meet the definition of a business.

The final allocation of consideration payable to Factorial equity holders will be determined upon the completion of the Business Combination and related events and could differ materially from the four scenarios presented.
The Business Combination Agreement
This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.
The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement and/or other specific dates. The assertions and obligations embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules of Factorial (the “Factorial Disclosure Schedules”) and the disclosure schedules of CGC (the “CGC Disclosure Schedules” and, jointly with the Factorial Disclosure Schedules, the “Disclosure Schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about the CGC, Factorial, or any other matter.
Representations and Warranties
The Business Combination Agreement contains representations and warranties of CGC and Factorial, certain of which are qualified by materiality and material adverse effect and knowledge and, as applicable, are further modified and limited by the Disclosure Schedules. The representations and warranties of CGC are also qualified by information included in CGC’s public filings, filed or submitted to the SEC on or prior to the date of the Business Combination Agreement (subject to certain exceptions contemplated by the Business Combination Agreement).
Representations and Warranties of Factorial
The Business Combination Agreement contains representations and warranties made by Factorial to CGC relating to a number of matters pertaining to Factorial, including the following, in each case subject to certain specified exceptions or qualifications set forth in the Business Combination Agreement and Factorial Disclosure Schedules:
•
organization, existence, qualification and governing documents of Factorial and its subsidiaries;

•
capitalization, including outstanding shares of capital stock, preferred stock, equity awards, warrants, convertible notes and other rights to acquire equity interests;

•
authority, due authorization, execution and enforceability of the Business Combination Agreement and the ancillary agreements;

•
approval of the transaction, including board approval, recommendation of the transaction to stockholders and receipt of the required stockholder approvals;

•
financial statements, including the preparation of historical financial statements in accordance with GAAP and, when delivered, compliance with applicable PCAOB and SEC requirements;

•
absence of undisclosed liabilities;

•
compliance with laws and possession of required governmental permits and authorizations;

•
material contracts;

•
absence of certain changes since a specified date;

•
litigation and governmental proceedings;

•
employee matters and employee benefit plans;

•
environmental matters;

•
intellectual property;

•
real and personal property;

•
tax matters;

•
data privacy and data security;

•
compliance with anti-corruption, sanctions and international trade laws;

•
related-party transactions;

•
brokers’ fees and expenses; and

•
information supplied by Factorial for inclusion in the registration statement/proxy statement.

Representations and Warranties of CGC and Merger Sub
The Business Combination Agreement contains representations and warranties made by CGC and Merger Sub to Factorial relating to a number of matters pertaining to CGC and Merger Sub, including the following, in each case subject to certain specified exceptions or qualifications set forth in the Business Combination Agreement and CGC Disclosure Schedules:
•
organization, existence and qualification of the CGC parties;

•
authority, due authorization, execution and enforceability of the Business Combination Agreement and the ancillary agreements;

•
consents, approvals and governmental authorizations, and the absence of violations of governing documents, contracts or applicable law as a result of entering into or consummating the transactions;

•
brokers’ fees and expenses;

•
information supplied by the CGC parties for inclusion in the registration statement/proxy statement;

•
capitalization of CGC and Merger Sub, including issued and outstanding equity securities;

•
SEC filings, including compliance with applicable federal securities laws;

•
trust account matters, including compliance with the trust agreement and restrictions on the use of trust funds;

•
transactions with affiliates;

•
litigation and governmental proceedings;

•
compliance with applicable law;

•
business activities, including limitations on activities outside those related to a business combination;

•
internal controls, disclosure controls and procedures, Nasdaq listing matters and CGC financial statements;

•
absence of undisclosed liabilities;

•
tax matters;

•
investigation and reliance matters; and

•
compliance with international trade, sanctions and anti-corruption laws.

Factorial Material Adverse Effect
Under the Business Combination Agreement, certain of the representations and warranties of Factorial are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.
Pursuant to the Business Combination Agreement, “Factorial Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of Factorial and its subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Merger in accordance with the terms of the Business Combination Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to:
(i)
general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally,

(ii)
any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism,

(iii)
changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries,

(iv)
changes in any applicable laws or the interpretation or enforcement thereof by any governmental entity,

(v)
any change, event, effect or occurrence that is generally applicable to the industries or markets in which Factorial or any of its subsidiaries operates,

(vi)
the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of Factorial or any of its subsidiaries with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in

Section 3.5(b) of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the condition set forth in Section 6.2(a) of the Business Combination Agreement to the extent it relates to such representations and warranties),
(vii)
any failure by Factorial or any of its subsidiaries to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii) through (x)),

(viii)
any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing,

(ix)
any actions taken or omitted to be taken by Factorial or any of its subsidiaries at the written request or with the written consent of CGC,

(x)
any changes in GAAP or other applicable accounting standards or the interpretation thereof,

(xi)
any loss of employees, customers, suppliers, distributors, licensors, licensees or other business partners to the extent resulting from the public announcement or pendency of the transactions contemplated by the Business Combination Agreement, or

(xii)
any litigation arising from or relating to the Business Combination Agreement or the transactions contemplated thereby;

provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) through (xii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on the Factorial and its subsidiaries, taken as a whole, relative to other participants operating in the industries or markets in which Factorial or any of its subsidiaries operate; and provided, further, that changes, events, effects or occurrences that would not reasonably be expected to result in aggregate damages, costs or expenses to Factorial and its subsidiaries, taken as a whole, in excess of $5,000,000 shall not constitute a Company Material Adverse Effect.
CGC Material Adverse Effect
Under the Business Combination Agreement, certain representations and warranties of CGC are qualified in whole or in part by a material adverse effect standard on the ability of CGC and Merger Sub to consummate the Business Combination for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Business Combination Agreement, “CGC Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of CGC and/or Merger Sub to consummate the Merger in accordance with the terms of the Business Combination Agreement; provided, however, that none of the following shall be taken into account in determining whether a CGC Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to:
(i)
general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally,

(ii)
any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism,

(iii)
changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries,

(iv)
changes in any applicable laws,

(v)
any change, event, effect or occurrence that is generally applicable to the industries or markets in which CGC and/or Merger Sub operates, or

(vi)
the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of CGC and/or Merger Sub with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties);

provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) may be taken into account in determining whether a CGC Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on CGC relative to other similarly situated SPACs operating in the industries or markets in which CGC operates.
Survival of Representations and Warranties
Except as expressly provided the Business Combination Agreement or in the case of a fraud claim against a person, none of the representations and warranties, covenants, obligations or other agreements in the Business Combination Agreement or in any other certificate, statement or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, will survive the Closing (and there will be no liability after the Closing in respect thereof), except for those covenants and agreements contained therein that by their terms expressly apply in whole or in part after at or after the Closing, and then only in respect to any breaches occurring at or after the Closing.
Covenants and Agreements
Conduct of Business of Factorial
Factorial has agreed that from the date of the Business Combination Agreement through the earlier of the termination of the Business Combination Agreement or the Closing Date (the “Interim Period”), it will, subject to certain specified exceptions, including as set forth on Factorial Disclosure Schedules of the Business Combination Agreement or by obtaining prior consent of CGC (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable law:
(a)
operate the business of Factorial and its subsidiaries (each, a “Group Company”) in the ordinary course in all material respects; and

(b)
use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole.

During the Interim Period, Factorial also agreed not to, subject to certain specified exceptions, including as set forth on Factorial Disclosure Schedules of the Business Combination Agreement or by obtaining prior consent of CGC (which consent will not be unreasonably withheld, conditioned or delayed, and provided, that CGC shall be deemed to have consented in writing if it provides no responses within three (3) Business Days after Factorial has made a request for such consent in writing) or as required by applicable law:
(a)
declare, set aside, make or pay any dividend or other distribution in respect of, or repurchase, redeem or otherwise acquire, any equity securities of any Group Company, other than dividends or distributions by a wholly owned subsidiary to Factorial or another wholly-owned subsidiary;

(b)
(i) merge, consolidate, combine or amalgamate any Group Company with any other person, or (ii) acquire (whether by merger, consolidation, equity purchase, asset purchase or otherwise) any business, division or material assets of any other person;

(c)
amend, restate, supplement or otherwise modify any governing documents, stockholders’ agreements or similar documents of any Group Company;

(d)
(i) sell, assign, abandon, lease, exclusively license or otherwise dispose of any material assets or properties of the Group Companies, other than inventory or obsolete equipment in the ordinary course of business, or (ii) subject any material assets or properties of the Group Companies to any lien, subject to certain exceptions;

(e)
issue, sell, transfer, grant or otherwise dispose of, directly or indirectly, or subject to a lien (i) any equity securities of any Group Company or (ii) any options, warrants, convertible securities or other rights to acquire equity securities of any Group Company, other than (A) issuances pursuant to Factorial Options or Factorial RSU Awards outstanding as of the date hereof in accordance with their terms, (B) exercises or conversions of Factorial Warrants outstanding as of the date hereof in accordance with the Factorial Warrant Agreements, (C) the conversion of Company Convertible Notes (as defined in the Business Combination Agreement) in accordance with their terms (if applicable), or (D) the conversion of Factorial Preferred Shares in connection with the Factorial Preferred Share Conversion;

(f)
incur, create, assume or guarantee any Indebtedness or otherwise become liable for any liabilities of any person, other than ordinary-course trade payables;

(g)
make any loan, advance, capital contribution or investment in any person, or guarantee any obligations of any person, other than (i) intercompany loans or capital contributions among Group Companies or (ii) reimbursements or expense advancements to employees in the ordinary course of business consistent with past practice;

(h)
except as required under any employee benefit plan set forth in the Factorial Disclosure Schedules, pursuant to any existing key person employment agreement, or in the ordinary course of business consistent with past practice: (i) materially increase compensation or benefits of any current or former director, officer, employee, individual independent contractor or service provider; (ii) accelerate the payment, right to payment, vesting or funding of any compensation or benefits; (iii) waive or release any restrictive covenant obligation; or (iv) adopt, amend, enter into or terminate any material Employee Benefit Plan or other material compensation or benefit arrangement;

(i)
make, change or revoke any material tax election, enter into any material tax closing agreement, settle any material tax claim or assessment, or consent to any extension or waiver of the statute of limitations with respect to any material taxes, other than in the ordinary course of business;

(j)
enter into any settlement, conciliation or similar agreement requiring aggregate payments in excess of $2,500,000 or imposing any material non-monetary obligations on any Group Company (or on CGC or its affiliates following the Closing);

(k)
authorize, recommend, propose or announce an intention to adopt or otherwise effect a plan of liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company, other than the transactions expressly contemplated by the Business Combination Agreement;

(l)
make any material change in accounting methods, principles or practices, other than changes that are made in accordance with PCAOB standards;

(m)
enter into any agreement with any broker, finder, investment banker or similar person for fees or commissions in connection with the transactions contemplated by the Business Combination Agreement or by any Ancillary Document (as defined in the Business Combination Agreement);

(n)
make any change of control payment or enter into or make any payment under any related party transaction, subject to certain exceptions;

(o)
(i) amend, modify or terminate any material contract, (ii) waive any material right or benefit under any material contract, or (iii) enter into any contract that would constitute a material contract if in effect as of the date hereof; or

(p)
enter into any agreement, arrangement or commitment to do any of the foregoing.

Conduct of Business of CGC
CGC has agreed that, during the Interim Period, it will not, and will cause its subsidiaries not to, subject to certain specified exceptions, including as set forth on the CGC Disclosure Schedules of the Business Combination Agreement or by obtaining prior consent of Factorial (which consent will not be unreasonably withheld, conditioned or delayed, and provided, that Factorial shall be deemed to have consented in writing if it provides no response within three (3) Business Days after CGC has made a request for such consent in writing) or as required by applicable Law:
(a)
amend, supplement, restate or otherwise modify the Trust Agreement or the governing documents of CGC or Merger Sub (each, a “CGC Party”);

(b)
declare, set aside, make or pay any dividend or other distribution or payment in respect of, or repurchase, redeem or otherwise acquire (or offer to repurchase, redeem or otherwise acquire), any equity securities of any CGC Party;

(c)
split, combine, subdivide, consolidate or reclassify any capital stock or other equity securities of any CGC Party, or issue any security in respect of, in lieu of or in substitution for shares of its capital stock;

(d)
incur, create or assume any indebtedness or other liability, other than working capital loans permitted under the Business Combination Agreement;

(e)
make any loan, advance or capital contribution to, any person, other than loans, advances or capital contributions among the CGC Parties;

(f)
issue any equity securities or grant any options, warrants, stock appreciation rights or other equity-based awards with respect to any equity securities of any CGC Party;

(g)
enter into, renew, amend, modify or revise any related party transactions, other than expirations, automatic extensions or renewals in accordance with existing terms or working capital loans;

(h)
engage in any business or activities other than (i) those related to its organization, incorporation or continuing corporate existence, (ii) those contemplated by, or incident or related to, the Business Combination Agreement or any Ancillary Document or the performance of the covenants hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, or (iii) administrative or ministerial activities;

(i)
make, change or revoke any material tax election, enter into any material tax closing agreement, settle any material tax claim or assessment, or consent to any extension or waiver of the statute of limitations with respect to any material taxes, other than extensions or waivers obtained in the ordinary course of business;

(j)
authorize, recommend, propose or announce any plan of complete or partial liquidation or dissolution of any CGC Party;

(k)
enter into any agreement with any broker, finder, investment banker or other person pursuant to which such person would be entitled to any brokerage, finder’s or similar fee or commission in connection with the transactions contemplated by the Business Combination Agreement or any Ancillary Document; or

(l)
enter into any agreement, arrangement or commitment to take, or cause to be taken, any of the actions prohibited by the foregoing.

Additional Covenants of Factorial
Financial Statements and other Financial Information
Pursuant to the Business Combination Agreement, Factorial agreed to promptly provide to CGC such financial information as is either required by the federal securities laws or reasonably requested by CGC for inclusion the registration statement of which this proxy statement/prospectus forms a part.
Factorial also agreed to use its reasonable best efforts to promptly provide CGC with additional financial information reasonably requested by CGC for inclusion in this proxy statement/prospectus and any other filings to be made by CGC with the SEC, and to reasonably cooperate with CGC in connection with the preparation for inclusion in this proxy statement/prospectus of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by the registration statement of which this proxy statement/prospectus forms a part.
Additional Covenants of CGC
The PubCo Incentive Plan and ESPP
According to the Business Combination Agreement, prior to the effective date of this registration statement, CGC Board will approve and adopt the PubCo Incentive Plan, the form of which will be mutually agreed between CGC and Factorial. The PubCo Incentive Plan will have such number of shares available for issuance equal to fifteen percent (15%) of the PubCo Series A Common Stock on a fully-diluted basis, determined as of the effective date of such plan for grant thereunder, which shall include (and not be in addition to) the PubCo Series A Common Stock issuable upon the exercise or conversion of the unvested PubCo Options and unvested PubCo RSUs, and shall include an “evergreen” provision that is mutually agreeable to Factorial and CGC that will provide for an automatic increase on the first day of each fiscal year in the number of shares available for issuance under the PubCo Incentive Plan equal to five percent (5%) of the PubCo Series A Common Stock on a fully-diluted basis. In addition, prior to the effective date of this registration statement, CGC will adopt an employee stock purchase plan, the form of which will be mutually agreed between CGC and Factorial. The ESPP shall have such number of shares available for issuance equal to 2% of the PubCo Series A Common Stock on a fully diluted basis and will include an “evergreen” provision that is mutually agreeable to Factorial and CGC that will provide for an automatic increase on the first day of each fiscal year in the number of shares available for issuance under the ESPP equal to 2% of the PubCo Series A Common Stock on a fully-diluted basis.
Trust Account
CGC agreed to cause the funds in the Trust Account to be disbursed in accordance with the trust agreement, including for the payment of (a) all amounts payable to Public Shareholders in connection with the exercise of redemption rights, (b) deferred underwriting compensation and the other transaction expenses to the third parties to which they are owed, and (c) immediately thereafter the remaining monies in the Trust Account to PubCo after the Closing.
Joint Covenants of Factorial and CGC
Exclusivity
Pursuant to the Business Combination Agreement, during the Interim Period, neither Factorial, on the one hand, nor CGC, on the other hand, will, and each agreed to cause each of their respective representatives not to, directly or indirectly, (i) solicit, initiate, induce, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or that could reasonably be expected to lead to, an Alternative Transaction; (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, an Alternative Transaction; (iii) enter into any contract or other arrangement or understanding regarding an Alternative Transaction; (iv) prepare or take any steps in connection with a public offering of any equity securities of any CGC Party or Factorial, as applicable, or any of their subsidiaries; or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing.
An “Alternative Transaction” means any of the following transactions (in a single transaction or series of transactions) involving Factorial, on the one hand, or CGC, on the other hand, as applicable and in each case other than the Business Combination: (a) any transaction or series of related transactions under which CGC or Factorial or any of their respective controlled affiliates, directly or indirectly, (i) acquires or otherwise purchases any other person(s), (ii) engages in a business combination with any other person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other person(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) or (b) any equity, debt or similar investment in CGC or Factorial or any of their respective controlled affiliates, in each case, other than as contemplated by the Business Combination Agreement or any other Ancillary Documents.
Further, in the event that there is an inquiry, proposal or offer for, or an indication of interest in entering into, an Alternative Transaction, communicated to any Group Company, any CGC Party, or any of their respective representatives (each, an “Alternative Proposal”), such party will as promptly as practicable (and in any event within one business day after receipt thereof) advise the other party, orally and in writing, of such Alternative Proposal and the material terms and conditions thereof (including any changes thereto) and the identity of the person making any such Alternative Proposal. Such party will keep the other party informed on a reasonably current basis of material developments with respect to any such Alternative Proposal.
Directors’ and Officers’ Indemnifications and Liability Insurance
Each of Factorial and CGC agreed that for a period of six (6) years from the Closing Date, they will, and will cause PubCo and Factorial after the Merger (the “Surviving Corporation”) to, maintain in effect, in favor of any individual who, at or prior to the Closing, was a director, officer, employee or agent of CGC, Merger Sub or Factorial, as the case may be (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”), the exculpation, indemnification and advancement of expenses provisions of CGC’s, Merger Sub’s and Factorial’s respective organizational documents as in effect immediately prior to the Closing Date or in any indemnification agreements of CGC, Merger Sub or Factorial, on the one hand, with any D&O Indemnified Party, on the other hand, as in effect immediately prior to the Closing Date, and the parties to the Business Combination Agreement will, and will cause PubCo and the Surviving Corporation to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party.
Nasdaq Listing
Pursuant to the Business Combination Agreement, CGC and Factorial agreed to use its reasonable best efforts and to cooperate in good faith to cause (i) CGC’s initial listing application with Nasdaq in connection with the Business Combination to have been approved; (ii) all applicable initial and continuing listing requirements of Nasdaq to be satisfied; and (iii) the PubCo Series A Common Stock to be issued as Aggregate Merger Consideration or in connection with the PIPE Investments to be approved for listing on Nasdaq, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of the Business Combination Agreement and in any event prior to the Merger Effective Time.
Conditions to Closing
The Closing is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions set forth below. Therefore, unless these conditions are waived (to the extent they can be waived) by the applicable parties to the Business Combination Agreement, the Business Combination may not be consummated. There can be no assurance that the parties to the Business Combination Agreement would waive any such provisions of the Business Combination Agreement.
Conditions to the Obligations of Each Party
The Closing is conditioned upon the satisfaction or waiver of certain customary closing conditions by each of the parties, including among other things:
(a)
each applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the “HSR Act”) relating to the transactions contemplated by the Business Combination Agreement, and any agreement between a party to the Business Combination Agreement with any governmental entity not to consummate transactions contemplated by the Business Combination Agreement, shall have expired or been terminated or obtained (or deemed, by applicable law, to have been obtained), as applicable;

(b)
no order or law or other legal restraint or prohibition issued by any court of competent jurisdiction or other Governmental Entity enjoining, prohibiting or preventing the consummation of the transactions contemplated by the Business Combination Agreement (including the Domestication and the Merger) shall be in effect;

(c)
the registration statement of which this proxy statement/prospectus forms a part shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the registration statement of which this proxy statement/prospectus forms a part, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d)
the Company Stockholder Written Consent (as defined in the Business Combination Agreement) shall have been obtained;

(e)
the Required CGC Shareholder Approval (as defined in the Business Combination Agreement) shall have been obtained;

(f)
CGC’s initial listing application with Nasdaq in connection with the transactions contemplated by the Business Combination Agreement shall have been approved and, immediately following the Merger, CGC shall have satisfied any applicable initial and continuing listing requirements of Nasdaq, and CGC shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Merger, and the PubCo Series A Common Stock (after giving effect, for the avoidance of doubt, to the Domestication and, including, for the avoidance of doubt, the CGC Shares to be issued pursuant to the Merger) shall have been approved for listing on Nasdaq; and

(g)
the Condition Precedent Proposals shall have been approved.

Conditions to the Obligations of Factorial
The obligations of Factorial to consummate the Business Combination is subject to the satisfaction all of the following further conditions at or prior to the Closing, any one or more of which may be waived (where permissible) in writing exclusively by Factorial (in its sole discretion):
(a)
all of the representations and warranties of CGC set forth in the Business Combination Agreement and in any certificate delivered by or on behalf of CGC pursuant thereto will be true and correct on and as of the date of the Business Combination Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties will have been accurate as of such date), (ii) de minimis inaccuracies, and (iii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or CGC Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a CGC Material Adverse Effect;

(b)
CGC and Merger Sub have each performed or complied with, in all material respects all of its respective obligations and complied in all material respects with all of their respective agreements and covenants under the Business Combination Agreement to be performed or complied with by them on or prior to the Closing Date;

(c)
no CGC Material Adverse Effect will have occurred with respect to CGC since the date of the Business Combination Agreement that is continuing;

(d)
the PubCo Board shall consist of the number of directors, and be comprised of the individuals, determined pursuant to Section 5.16 of the Business Combination Agreement;

(e)
each PIPE Investor having funded the purchase price for such PIPE Investor’s Purchased Shares pursuant to such PIPE Investor’s Investor Stock Purchase Agreement into an escrow account and such PIPE Investor having otherwise fully performed its obligations thereunder and CGC having issued to the escrow agent such escrow release instructions as are required by the Investor Stock Purchase Agreements and/or such PIPE Investor having purchased any shares subject to any non-redemption agreement (in accordance with the provisions of such Investor Stock Purchase Agreement) to which such PIPE Investor is a party and otherwise fully performed its obligations under such non-redemption agreement;

(f)
the Domestication shall have been consummated; and

(g)
CGC will have delivered, or caused to be delivered, all of the certificates, instruments, contracts, and other documents specified to be delivered by it under the Business Combination Agreement, duly executed by CGC (as applicable).

Conditions to the Obligations of CGC and Merger Sub
The obligations of CGC and Merger Sub to consummate the Business Combination are subject to the satisfaction of all of the following further conditions any one or more of which may be waived (where permissible) in writing by CGC (in its sole and absolute discretion):
(a)
all of the representations and warranties of Factorial set forth in the Business Combination Agreement and in any certificate delivered by or on behalf of Factorial pursuant thereto will be true and correct on and as of the date of the Business Combination Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties will have been accurate as of such date), (ii) de minimis inaccuracies, and (iii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or a Factorial Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Factorial Material Adverse Effect;

(b)
Factorial will have duly performed in all material respects all of its respective obligations and complied in all material respects with all of their respective agreements and covenants under the Business Combination Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)
No Factorial Material Adverse Effect will have occurred with respect to Factorial since the date of the Business Combination Agreement that is continuing; and

(d)
Factorial will have delivered, or caused to be delivered, all of the certificates, instruments, contracts, and other documents specified to be delivered by it under the Business Combination Agreement, including the Factorial Support Agreement, duly executed by Factorial (as applicable).

Termination; Effectiveness
Factorial and CGC will be able to terminate the Business Combination Agreement by mutual written consent. Additionally, either CGC or Factorial would be able to terminate the Business Combination Agreement:

(a)
by written notice if any of the conditions to the Closing set forth in the Business Combination Agreement have not been satisfied or waived by November 12, 2026 (the “Outside Date”); provided, however, the right to terminate the Business Combination Agreement will not be available to a party if the breach or violation by such party or its affiliates of any representation, warranty, covenant or obligation under the Business Combination Agreement was the proximate cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(b)
by written notice if a governmental authority of competent jurisdiction will have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such order or other action has become final and non-appealable; provided, however, that the right to terminate the Business Combination Agreement will not be available to either Factorial or CGC if the failure by it or its affiliates to comply with any provision of the Business Combination Agreement has been the proximate cause of such law or order; and

(c)
by written notice if the CGC Shareholder Approval is not obtained at the EGM (subject to any adjournment or postponement thereof).

Factorial will be able to terminate the Business Combination Agreement by giving written notice to CGC at any time prior to the Domestication, without prejudice to any rights or obligations Factorial may have, if: (i) CGC has breached any of its covenants, agreements, representations, and warranties contained in the Business Combination Agreement, which has rendered or would reasonably be expected to render the satisfaction of any of the conditions set forth in Section 6.3(a) or Section 6.3(b) of the Business Combination Agreement impossible; and (ii) such breach cannot be cured or is not be cured by the earlier of the Outside Date and thirty (30) days following receipt by CGC of a written notice from Factorial describing in reasonable detail the nature of such breach.
CGC will be able to terminate the Business Combination Agreement by giving written notice to Factorial at any time prior to the Domestication, without prejudice to any rights or obligations CGC or Merger Sub may have: (i) (x) if Factorial shall have breached any representation, warranty, agreement or covenant contained in the Business Combination Agreement which has rendered or would reasonably be expected to render the satisfaction of any of the conditions set forth in Section 6.2(a) or Section 6.2(b) of the Business Combination Agreement impossible and (y) such breach cannot be cured or is not be cured by the earlier of the Outside Date and thirty (30) days following receipt by Factorial of a written notice from CGC describing in reasonable detail the nature of such breach; or (ii) if Factorial Written Consent is not obtained or is not delivered to CGC by Factorial Written Consent Deadline in accordance with Section 5.13(b) of the Business Combination Agreement.
Waiver and Amendments
The Business Combination Agreement may be amended, supplemented or modified only by execution of a written instrument signed by Factorial and CGC.
Expenses
If the Closing does not take place, each party to the Business Combination Agreement will be responsible for its own expenses. Upon the Closing, all expenses in connection with the Business Combination will be paid and/or reimbursed by PubCo.
Ancillary Agreements
Sponsor Support Agreement
Concurrently with the execution of the Business Combination Agreement, the Sponsor and Factorial entered into the Sponsor Support Agreement, pursuant to which the Sponsor, as a holder of the CGC Class B Shares, has agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the Business Combination, (ii) waive any adjustment to the conversion ratio set forth in the governing documents of CGC or any other anti-dilution or similar protection with respect to the CGC Class B Shares

(whether resulting from the transactions contemplated by the Business Combination Agreement or otherwise), (iii) be bound by certain other covenants and agreements related to the Business Combination, (iv) be bound by certain transfer restrictions with respect to its shares in CGC prior to the Closing, (v) be subject to certain transfer restrictions provided in the PubCo Bylaws (as defined below), and (vi) waive redemption rights with respect to the Sponsor Shares, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. No consideration has been or will be paid by CGC or Factorial to the Sponsor in connection with such agreements.
Factorial Stockholder Consent and Factorial Support Agreement
Within two business days following the date on which this registration statement is declared effective under the Securities Act, Factorial will obtain and deliver to CGC the written consent of a sufficient number of shares of Factorial Common Stock and Factorial Preferred Stock required to approve the Business Combination Agreement, each ancillary agreement to which Factorial is a party, and the Business Combination.
Additionally, in connection with the signing of the Business Combination Agreement, CGC, Factorial and certain stockholders of Factorial entered the Factorial Support Agreement. Pursuant to the Factorial Support Agreement, each Factorial Supporting Stockholder (A) agreed that each existing investor rights agreement of Factorial will automatically terminate upon the Closing, (B) agreed to vote in favor of the Merger and against any proposal or offer that would constitute a competing proposal that would reasonably be expected to result in the failure of the Merger from being consummated and (C) waived and agreed not to exercise any rights of appraisal or rights to dissent it may have in connection with the Merger. The Factorial Support Agreement also prohibits the Factorial Supporting Stockholders from, among other things, selling, assigning or transferring any capital stock of Factorial held by the Factorial Supporting Stockholders except to certain permitted transferees, until the earliest of (a) the Closing, (b) such date and time as the Business Combination Agreement is terminated in accordance with its terms; and (c) the mutual agreement of all Factorial Supporting Stockholders, CGC and Factorial to terminate the agreement in its entirety.
Lock-Up Provisions of PubCo Bylaws
The PubCo Bylaws will also provide the Sponsor and certain Factorial stockholders will be prohibited from transferring (except for certain permitted transfers) any shares of PubCo Series A Common Stock held by such holder (beginning on the Closing Date and ending (i) with respect to 25% of the Lock-Up Shares, on the date 180 days after the Closing Date, (ii) with respect to 25% of the Lock-Up Shares, on the date 270 days after the Closing Date and (iii) with respect to 50% of the Lock-Up Shares, on the first anniversary of the Closing Date; provided, however, that, on the dates on which certain trading price conditions are satisfied, such transfer restrictions will terminate with respect to one-third of the Lock-Up Shares, with such Early Release Lock-Up Shares allocated first among the Lock-Up Shares with the earliest Lock-Up Termination Date that has not yet occurred and successively to each remaining tranche of Lock-Up Shares in chronological order. The foregoing transfer restrictions will not apply to a specified number of shares (such number to be agreed upon prior to Closing) held by each such holder and such specified shares are not Lock-up Shares.
An aggregate of approximately [•] million Lock-Up Shares are anticipated to be subject to such transfer restrictions, representing approximately [•]% of the total issued and outstanding shares of PubCo Series A Common Stock following the Business Combination, assuming the Maximum Redemptions Scenario, and that an aggregate of approximately $100 million of PIPE Investments are funded at the Closing.
Set forth below is a tabular presentation of the post-closing lock-ups:
[•]
A&R Registration Rights Agreement
In connection with the Closing, PubCo, Sponsor, Cantor and certain stockholders of Factorial will enter into the A&R Registration Rights Agreement. Pursuant to the A&R Registration Rights Agreement, among other things, PubCo will agree that, within 30 calendar days following the Closing Date, PubCo will file with the SEC (at PubCo’s sole cost and expense) a Resale Registration Statement registering the resale of certain shares of PubCo Series A Common Stock held by or issuable to the parties thereto, and PubCo will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will be entitled to customary piggyback registration rights and demand registration rights, including underwritten demands. The A&R Registration Rights Agreement amends and restates the registration rights agreement that was entered into by CGC, Cantor, the Sponsor and CGC III Sponsor DirectorCo LLC in connection with the IPO. The Registration Rights Agreement will terminate on the earlier of (a) the seven year anniversary of the date of the Registration Rights Agreement or (b) with respect to any holder party thereto, on the date that such holder no longer holds any Registrable Securities (as defined therein). The PIPE Investors also have registration rights pursuant to the terms of the Investor Stock Purchase Agreements. CGC estimates that approximately [•] million shares of PubCo Series A Common Stock will be subject to registration rights pursuant to the A&R Registration Rights Agreement and Investor Stock Purchase Agreements immediately following the Closing, representing approximately [•]% of the total issued and outstanding shares of PubCo Series A Common Stock following the Business Combination, assuming the Maximum Redemptions Scenario, that an aggregate of approximately $100 million of PIPE Investments are funded at the Closing.
Investor Stock Purchase Agreements
Concurrently with the execution of the Business Combination Agreement, on December 17, 2025, CGC entered into a Stock Purchase Agreement with an affiliate of the Sponsor and a Stock Purchase Agreement with a certain institutional investor. Pursuant to the Investor Stock Purchase Agreements, the PIPE Investors agreed to subscribe for and purchase, and CGC agreed to issue and sell to the PIPE Investors, on the Closing Date, an aggregate number of 9,927,184 shares of PubCo Series A Common Stock, at an average subscription price of $10.08 per share (assuming a Redemption Price (as defined in the CGC Articles) of $10.30 per share) for aggregate gross proceeds of $100,000,000. In connection with the Investor Stock Purchase Agreements, the Sponsor also agreed to constructively transfer 1,000,000 Founder Shares to the PIPE Investors, which constructive transfer may be effectuated through a forfeiture of such Founder Shares by the Sponsor and reissuance thereof by PubCo. As a result of such Founder Share transfers, the effective purchase price to be paid by the Institutional Investors is approximately $9.15 per share, assuming a Redemption Price of $10.30 per share. No existing Factorial Stockholders (other than investors who were existing CGC Shareholders) subscribed to the PIPE Investments, existing CGC Shareholders (other than investors who were existing Factorial Stockholders) or their affiliates subscribed for $25 million of the PIPE Investments, no investors who were both existing shareholders of CGC and Factorial subscribed for PIPE Investments, and investors who were neither existing Factorial Stockholders nor existing CGC Shareholders subscribed for $75 million of the PIPE Investments. Either PIPE Investor may satisfy the purchase obligations under their Investor Stock Purchase Agreements through the purchase of CGC Class A Shares on the open market, provided such PIPE investor complies with the requirements of their Investor Stock Purchase Agreement or a separate Non-Redemption Agreement, as applicable, with respect to the treatment of such shares.
The obligations of the PIPE Investors to consummate the PIPE Investments are conditioned upon, among other things: (i) the PubCo Series A Common Stock, including the PIPE Shares, having been approved for listing on Nasdaq or the New York Stock Exchange, subject only to official notice of issuance; (ii) the satisfaction or waiver of the conditions to closing set forth in Section 6 of the Business Combination Agreement; and (iii) no governmental authority having enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation having the effect of making the consummation of the transactions contemplated by the Business Combination Agreement (including, without limitation, the Domestication) illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby.
Non-Redemption Agreement
CGC may enter into non-redemption agreements with certain shareholders, pursuant to which, among other things, the Non-Redeeming Shareholders will irrevocably and unconditionally agree, for the benefit of CGC, that neither they nor their controlled affiliates will exercise any redemption rights under the CGC Articles with respect to certain CGC Class A Shares held by such Non-Redeeming Shareholders at any meeting of the CGC Shareholders. Each of the Non-Redeeming Shareholders will also agree (i) not to transfer directly or indirectly the NRA Shares held by it until the earlier of (x) the Closing Date, (y) the termination of the Business Combination Agreement in accordance with its terms and (z) the termination of the Non-Redemption Agreement in accordance with its terms; and (ii) to vote its NRA Shares in favor of the Business Combination Agreement, the Domestication and Merger and each other proposal brought by the CGC in connection with the Business Combination and in favor of any proposal brought by CGC to adjourn or postpone the EGM (provided, that, in the case of the Sponsor or any of its affiliates, such persons will tender an “abstain” vote with respect to such matters). The Non-Redemption Agreements will not provide for any consideration to be paid by CGC or Factorial to the Non-Redeeming Shareholders in connection with such agreements.
Regulatory Approvals
Each of CGC and Factorial has agreed to use their respective reasonable best efforts to take all actions to consummate and make effective the transactions contemplated by the Business Combination Agreement in the most expeditious manner practicable and to obtain in the most expeditious manner practicable all actions, waivers, consents, approvals, orders and authorizations necessary to be obtained from any third party or any governmental entity in order to complete the transactions contemplated by the Business Combination Agreement.
The parties have determined that the Business Combination is reportable under the HSR Act, and the rules and regulations promulgated thereunder. On January 16, 2026, the parties received early termination of the waiting period under the HSR Act.
Vote Required for Approval
The Closing is conditioned on approval of the Business Combination Proposal. Additionally, each of the Business Combination Proposal, Domestication Proposal, Stock Issuance Proposal, Organizational Documents Proposal, and the Incentive Plan Proposal is cross-conditioned on the approval of each other. If any of one of these proposals is not approved by CGC Shareholders, the Business Combination shall not be consummated.
Approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the holders of issued and outstanding CGC Ordinary Shares present in person or by proxy at the EGM and entitled to vote on such matter, who vote at the EGM. Failure to vote by proxy or to vote in person at the EGM or an abstention from voting will have no effect on the outcome of the vote on the Business Combination Proposal.
The Sponsor and the other CGC Insiders have agreed to vote any CGC Ordinary Shares owned by them in favor of the Business Combination.
The Initial Shareholders collectively own 6,900,000 CGC Ordinary Shares, or approximately 20% of the issued and outstanding CGC Ordinary Shares as follows: (i) the Sponsor owns 6,800,000 CGC Class B Shares; (ii) DirectorCo owns 100,000 CGC Class B Shares. Accordingly, we will need 10,350,000 Public Shares to vote in favor of the Business Combination Proposal to approve it if all CGC Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.
Resolution to be Voted Upon
“RESOLVED, as an ordinary resolution, that the entry of CGC into the Business Combination Agreement, dated December 17, 2025 (as amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among CGC, Merger Sub, and Factorial (in the form attached to the proxy statement/prospectus of the meeting as Annex A), the consummation of the transactions contemplated by the Business Combination Agreement and the performance by CGC of its obligations thereunder thereby be ratified, approved, adopted and confirmed in all respects.”
Recommendation of the CGC Board
THE CGC BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of CGC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of CGC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and CGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 2 — THE DOMESTICATION PROPOSAL
Overview
CGC is asking its shareholders to approve, by special resolution, a change of CGC’s jurisdiction of incorporation by de-registering as an exempted company from the Cayman Registrar and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the CGC Articles, Section 388 of the DGCL, and Part XII of the Cayman Islands Companies Act (As Revised). To effect the Domestication, CGC will (i) file a notice of de-registration with the Cayman Registrar, together with the necessary accompanying documents, (ii) file a Certificate of Domestication with the Secretary of State of the State of Delaware, together with the PubCo Charter, in each case, in accordance with the provisions thereof and Section 388 of the DGCL, and (iii) obtain a certificate of de-registration from the Cayman Registrar, pursuant to which CGC will be domesticated and continue as a Delaware corporation. In connection with the Domestication and simultaneously with the Business Combination, the corporate name of CGC will change to Factorial Holdings, Inc.
In accordance with applicable law, the Certificate of Domestication will provide that at the Domestication Effective Time, by virtue of the Domestication, and without any action on the part of any shareholder, each then issued and outstanding CGC Class A Share will convert automatically, on a one-for-one basis, into one share of PubCo Series A Common Stock.
The Domestication Proposal, if approved, will approve a change of CGC’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while CGC is currently governed by the Cayman Companies Act, upon the Domestication, PubCo will be governed by the DGCL. CGC encourages shareholders to carefully consult the information in “Comparison of Corporate Governance and Shareholder Rights.”
Reasons for Domestication
The CGC Board believes that it would be in the best interests of CGC, promptly prior to the completion of the Business Combination, to effect the Domestication. Further, the CGC Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its shareholders, who are the owners of the corporation. In addition, because Factorial principally operates within the United States, it was the view of the CGC Board that PubCo should be structured as a corporation organized in the United States.
The CGC Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of CGC and its shareholders. These additional reasons can be summarized as follows:
•
Prominence, Predictability and Flexibility of Delaware Law.   For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as Factorial’s.

•
Well-Established Principles of Corporate Governance.   There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. CGC believes such clarity would be advantageous to PubCo, the PubCo Board and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for PubCo’s stockholders from possible abuses by directors and officers.
•
Increased Ability to Attract and Retain Qualified Directors.   Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. PubCo’s incorporation in Delaware may make PubCo more attractive to future candidates for the PubCo Board, because many such candidates are already familiar with Delaware corporate law from their past business experiences. To date, CGC has not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. The CGC Board therefore believes that providing the benefits afforded directors by Delaware law will enable PubCo to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for CGC’s stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, CGC believes that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a company’s ability to limit director liability. As a result, CGC believes that the corporate environment afforded by Delaware will enable PubCo to compete more effectively with other public companies in attracting and retaining new directors.
Reasons for Name Change
The CGC Board believes that it would be in the best interests of CGC to, in connection with the Domestication and the Business Combination, change its corporate name to Factorial Holdings, Inc. to more accurately reflect the business purpose and activities of Factorial.
Regulatory Approvals; Third-Party Consents
CGC is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication. However, because the Domestication is intended to occur one business day prior to the Business Combination, it will not occur unless the Business Combination can be completed, which will require the approvals as described under “Proposal No. 1 — The Business Combination Proposal.” CGC must comply with applicable United States federal and state securities laws in connection with the Domestication, including the filing with Nasdaq of a press release disclosing the Domestication, among other things.
The Domestication will not breach any covenants or agreements binding upon CGC and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.
Vote Required for Approval
Approval of the Domestication Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the holders of issued and outstanding CGC Class B Shares who, being present in person or represented by proxy and entitled to vote at the EGM, vote at the EGM. The holders of the CGC Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 47.2 of the CGC Articles. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on the Domestication Proposal because the Domestication Proposal requires the affirmative vote of two-thirds of votes cast and an abstention and broker non-vote is not a vote cast.
The Domestication Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Domestication Proposal will have no effect, even if approved by holders of CGC Ordinary Shares.
The outstanding CGC Class B Shares are exclusively owned by the CGC Insiders. Accordingly, the CGC Insiders will be able to approve the Domestication Proposal without the vote of any other CGC Shareholder.
Resolution to be Voted Upon
“RESOLVED, as a special resolution, that CGC be de-registered in the Cayman Islands pursuant to article 47 of the amended and restated memorandum and articles of association of CGC and Part XII of the Cayman Islands Companies Act (As Revised) and transferred by way of continuation to Delaware as a corporation under the laws of the State of Delaware.”
Recommendation of the CGC Board
THE CGC BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.
The existence of financial and personal interests of one or more of CGC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of CGC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and CGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 3 — THE STOCK ISSUANCE PROPOSAL
Overview
Assuming the Business Combination Proposal, Domestication Proposal and the other Condition Precedent Proposals are approved, CGC’s shareholders are also being asked to approve, by ordinary resolution, the Stock Issuance Proposal.
Why CGC Needs Shareholder Approval
Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, such securities are not issued in a public offering for cash and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.
Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to an issuance of securities when the issuance or potential issuance will result in a change of control of the issuer.
Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the shares of common stock, or 20% or more of the voting power, outstanding before the issuance.
Upon the consummation of the Business Combination, using an Estimated Consideration Ratio of [•], which is based on Aggregate Fully Diluted Factorial Shares of [•] as of [•] and an assumed Redemption Price of approximately $[•] (estimated using an assumed Closing Date of [•]), PubCo expects to issue (i) an estimated [•] shares of PubCo Series A Common Stock to the Factorial Stockholders (other than the Factorial Founders), (ii) an estimated [•] shares of PubCo Series B Common Stock to the Factorial Founders, (iii) up to an estimated [•] shares of PubCo Series A Common Stock upon the cash exercise of PubCo Options to be issued in exchange for Factorial Options, and (iv) an estimated [•] shares of PubCo Series A Common Stock issuable upon the settlement of PubCo RSUs, which exceeds 20% of the CGC Ordinary Shares outstanding as of December 17, 2025, the date that the Business Combination Agreement was signed and will result in a change of control of CGC.
Upon the consummation of the PIPE Investment, PubCo expects to issue an estimated 9,927,184 shares of PubCo Series A Common Stock to the PIPE Investors, which exceeds 20% of the CGC Ordinary Shares outstanding as of December 17, 2025, the date that the Investor Stock Purchase Agreements were signed. The closing price of the CGC Class A Shares prior to the signing of the Investor Stock Purchase Agreements was $10.11 and the average closing price of the CGC Class A Shares for the five trading days immediately preceding the signing of the Investor Stock Purchase Agreements was $10.11.
Vote Required for Approval
The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the issued and outstanding CGC Ordinary Shares, represented in person or by proxy and entitled to vote thereon and who vote at the EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on a particular proposal under Cayman Islands law.
The Stock Issuance Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Stock Issuance

Proposal will have no effect, even if approved by holders of CGC Ordinary Shares. The Initial Shareholders collectively own 6,900,000 CGC Ordinary Shares, or approximately 20% of the issued and outstanding CGC Ordinary Shares as follows: (i) the Sponsor owns 6,800,000 CGC Class B Shares; and (ii) DirectorCo owns 100,000 CGC Class B Shares. Accordingly, we will need [•] Public Shares to vote in favor of the Stock Issuance Proposal to approve it if all CGC Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.
Resolution to be Voted Upon
“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance or potential issuance of (i) shares of PubCo Common Stock to the shareholders of CGC in the Domestication and stockholders of Factorial in the Merger pursuant to the Business Combination Agreement, (ii) shares of PubCo Series A Common Stock to the PIPE Investors in the PIPE Investment pursuant to the Investor Stock Purchase Agreements, and (iii) any other issuances of PubCo Series A Common Stock and securities convertible into or exercisable for PubCo Series A Common Stock pursuant to subscription, purchase or similar agreements CGC has entered, or may enter, into prior to Closing, be approved in all respects.”
Recommendation of the CGC Board
THE CGC BOARD RECOMMENDS THAT CGC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.
The existence of financial and personal interests of one or more of CGC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of CGC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and CGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 4 — THE ORGANIZATIONAL DOCUMENTS PROPOSAL
Overview
If the Domestication Proposal is approved and the Business Combination is consummated, CGC will replace the CGC Articles, under the Cayman Companies Act, with the PubCo Charter and the PubCo Bylaws and change the name of CGC to Factorial Holdings, Inc., in each case, pursuant to the DGCL.
CGC’s shareholders are asked to consider and vote upon and to adopt the PubCo Organizational Documents in connection with the replacement of the CGC Articles with the PubCo Organizational Documents. The Organizational Documents Proposal is conditioned on the approval of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of CGC Ordinary Shares.
The following is a summary of the key changes effected by the proposed PubCo Organizational Documents:
1.
Name Change:   Change our name from Cartesian Growth Corporation III to “Factorial Holdings, Inc.”

2.
Corporate Purpose:   Provide that the purpose of the post-combination company is “to engage in any lawful act or activity for which corporations may be organized under the DGCL” and to delete all provisions pertaining to a blank-check company.

3.
Authorized Shares:   Provide for two classes of common stock of PubCo, with PubCo Series A Common Stock entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders generally are entitled to vote (other than certain amendments relating to preferred stock) and PubCo Series B Common Stock entitled to ten votes for each share of common stock held of record by such holder on all matters on which stockholders generally are entitled to vote (other than certain amendments relating to preferred stock), and provide for a capital structure of PubCo that will enable it to continue as an operating company governed by the DGCL. The capital structure of CGC will be changed from (i) 200,000,000 CGC Class A Shares, 20,000,000 CGC Class B Shares and 1,000,000 CGC preference shares to (ii) [•] shares of PubCo Series A Common Stock, [•] shares of PubCo Series B Common Stock and [•] shares of PubCo preferred stock.

4.
Exclusive Forum Provisions:   Establish that, unless PubCo consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of PubCo, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of PubCo to PubCo or PubCo’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate or these Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that the exclusive forum provision will not apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Unless PubCo consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the respective rules and regulations promulgated thereunder.

5.
Adoption of Supermajority Vote Requirement in certain instances:   Establish that the PubCo Bylaws may be amended by the PubCo board of directors or by the stockholders by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote on such amendment, voting as a single class; provided that if the PubCo board of directors recommends that stockholders approve such amendment, it shall only require a majority vote.

6.
Removal of Directors:   Provide that any director may be removed only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, subject to the rights, if any, of any series of Preferred Stock.

7.
Action by Written Consent of the Stockholders:   Eliminate the right of stockholders to act by written consent.

8.
Provisions Related to Status as Blank Check Company:   Provide for certain amendments to better reflect PubCo’s existence as an operating company. For example, the proposed PubCo Charter would remove the requirement to dissolve PubCo and allow it to continue as a corporate entity with perpetual existence following the consummation of the Business Combination.

Reasons for the Amendments
The CGC Board’s reasons for proposing the PubCo Organizational Documents are set forth below. The following is a summary of the key changes effected by the PubCo Organizational Documents, but this summary is qualified in its entirety by reference to the full text of the PubCo Organizational Documents, copies of which is included as Annex I and Annex J:
The CGC Board’s reasons for proposing the PubCo Charter are set forth below. The following is a summary of the key changes effected by the PubCo Charter, but this summary is qualified in its entirety by reference to the full text of the PubCo Charter, a copy of which is included as Annex I:
1.
Name Change:   Currently, our name is Cartesian Growth Corporation III. The changes to the PubCo Charter include changing our name to Factorial Holdings, Inc. Our board of directors believes the name of the post-combination company should more closely align with the name of the post-Business Combination operating business and therefore has proposed the name change.

2.
Corporate Purpose:   Our board of directors believes this change is appropriate to remove language applicable to a blank check company.

3.
Authorized Shares:   The principal purpose of this proposal is to provide for an authorized capital structure of PubCo that will enable it to continue as an operating company governed by the DGCL. The CGC Board believes that it is important for CGC to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support its growth and to provide flexibility for future corporate needs.

4.
Exclusive Forum Provisions:   Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist PubCo in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The CGC Board believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, PubCo will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state or, if applicable, federal courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions. The choice of forum provision is intended to apply to the fullest extent permitted by law to the above-specified types of actions and proceedings, including any derivative actions asserting claims under state law or the federal securities laws, and is intended to require, in each case, to the fullest extent permitted by law, that (i) any Securities Act claims be brought in the federal district courts of the United States in accordance with the choice of forum provision and (ii) suits brought to enforce any duty or liability created by Exchange Act be brought in the United States District Court for the District of Delaware. The provision does not apply to any direct claims brought by PubCo’s shareholders on their own behalf, or on behalf of any class of similarly situated shareholders, under the Exchange Act. In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make PubCo’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.
5.
Adoption of Supermajority Vote Requirement in certain instances:   The CGC Articles provide that amendments may be made by a special resolution under the Cayman Companies Act, being the affirmative vote of at least two-thirds of the issued and outstanding CGC Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting.

Any amendment to the PubCo charter will generally require approval by holders of at least a majority of our then outstanding common stock (except where a lower threshold is provided by the DGCL). The proposed PubCo Charter provides that the PubCo Bylaws may be amended by the PubCo board of directors or by the stockholders by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote on such amendment, voting as a single class; provided that if the PubCo board of directors recommends that stockholders approve such amendment, it shall only require a majority vote. The amendments are intended to protect the proposed PubCo Bylaws and certain key provisions of the proposed PubCo Charter from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.
6.
Removal of Directors:   The CGC Articles provide that before a Business Combination, holders of CGC Class B Shares may remove any director, and that after a Business Combination, shareholders may by Ordinary Resolution remove any director. Under the DGCL, unless a company’s certificate of incorporation provides otherwise, removal of a director only for cause is automatic with a classified board. The proposed PubCo Charter provides that any director may be removed only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, subject to the rights, if any, of any series of Preferred Stock. The CGC Board believes that such a standard will (i) increase board continuity and the likelihood that experienced board members with familiarity of PubCo’s business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquiror or other person, group or entity to gain control of PubCo’s board of directors.

7.
Action by Written Consent of the Stockholders:   Under the proposed PubCo Charter, PubCo’s stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. Eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend PubCo’s organizational documents outside of a duly called special or annual meeting of the stockholders of PubCo. Further, the CGC Board believes continuing to limit stockholders’ ability to act by written consent will (i) reduce the time and effort our board of directors and management would need to devote to stockholder proposals, which time and effort could distract our directors and management from other important company business and (ii) facilitate transparency and fairness by allowing all stockholders to consider, discuss, and vote on pending stockholder actions. In addition, the elimination of the stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the board of directors only at a duly called special or annual meeting. However, this proposal is not in response to any effort of which CGC is aware to obtain control of PubCo, and CGC and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations. Further, the CGC Board does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of PubCo. Inclusion of these provisions in the proposed PubCo Charter might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the board of directors and thereby help protect stockholders from the use of abusive and coercive takeover tactics.
8.
Provisions Related to Status as Blank Check Company:   The CGC Board believes that making corporate existence perpetual is desirable to reflect the Business Combination with Factorial. Additionally, perpetual existence is the usual period of existence for corporations, and the CGC Board believes that it is the most appropriate period for CGC following the Business Combination. The elimination of certain provisions related to CGC’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the proposed PubCo Charter does not include the requirement to dissolve PubCo and allow it to continue as a corporate entity with perpetual existence following the consummation of the Business Combination. In addition, certain other provisions in CGC’s current organizational documents require that proceeds from the IPO be held in the trust account until a business combination or liquidation of CGC has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the proposed PubCo Charter.

Vote Required for Approval
Approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of the holders of a majority of at least two-thirds of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote at the EGM, vote at the EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM and otherwise will have no effect on a particular proposal under Cayman Islands law.
The Organizational Documents Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of CGC Ordinary Shares.
The Initial Shareholders collectively own 6,900,000 CGC Ordinary Shares, or approximately 20% of the issued and outstanding CGC Ordinary Shares as follows: (i) the Sponsor owns 6,800,000 CGC Class B Shares; and (ii) DirectorCo owns 100,000 CGC Class B Shares. Accordingly, we will need [•] Public Shares to vote in favor of the Organizational Documents Proposal to approve it if all CGC Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.
Resolution to be Voted Upon
“RESOLVED, as a special resolution, that the amended and restated memorandum and articles of association of CGC currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed new PubCo Charter and the PubCo Bylaws (in the form attached to the proxy statement/prospectus of the meeting as Annex I and Annex J, respectively) including, without limitation, the authorization of the change in authorized share capital as indicated therein, in each case effective upon the effectiveness of the Domestication.”
Recommendation of the CGC Board
THE CGC BOARD RECOMMENDS THAT CGC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.
The existence of financial and personal interests of one or more of CGC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of CGC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and CGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 5 — THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS
Overview
If the Condition Precedent Proposals, including the Organizational Documents Proposal, are approved and the Business Combination is consummated, CGC will replace the CGC Articles, under the Cayman Companies Act, with the proposed PubCo Organizational Documents, under the DGCL.
CGC’s shareholders are asked to consider and vote upon and to approve as an ordinary resolution, on a non-binding and advisory basis only, six separate proposals in connection with the replacement of the CGC Articles with the proposed PubCo Organizational Documents. These six proposals are being presented separately in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions and will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Cayman or Delaware law, but pursuant to SEC guidance, CGC is required to submit these provisions to its shareholders separately for approval. The shareholder votes regarding these proposals are advisory in nature, and are not binding on CGC, the CGC Board, Factorial or the PubCo Board. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, CGC intends that the Proposed Organizational Documents will take effect from the registration of CGC in the State of Delaware as a corporation under the laws of the State of Delaware, assuming approval of the Business Combination Proposal and the Organizational Documents Proposal.
The proposed PubCo Organizational Documents differ materially from the CGC Articles. The following sets forth a summary of the principal changes proposed between the CGC Articles and the proposed PubCo Organizational Documents. This summary is qualified by reference to the complete text of the CGC Articles, which are included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and, the complete text of the proposed PubCo Charter, a copy of which is attached to this proxy statement/prospectus as Annex I and the complete text of the proposed PubCo Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex J. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms. Additionally, as the CGC Articles are governed by the Cayman Companies Act and the Proposed Organizational Documents will be governed by the DGCL, CGC encourages shareholders to carefully consult the information set out under the section of this proxy statement/prospectus entitled “Comparison of Shareholder Rights Under Applicable Corporate Law Before and After Domestication”.`
	CGC Articles, under the Cayman Companies Act	Proposed PubCo Organizational Documents, under the DGCL
Authorized Shares and Dual Class Voting Structure (Advisory Organizational Documents Proposal 5A)	The CGC Articles authorize 200,000,000 CGC Class A Shares, 20,000,000 CGC Class B Shares, and 1,000,000 preference shares, par value of $0.0001 per share, of CGC.
The proposed PubCo Charter authorizes [•] shares of PubCo Common Stock, subdivided into two series consisting of [•] shares designated as Series A common stock and [•] shares designated as Series B common stock, and [•] shares of designated preferred stock, par value $0.00001 per share.
The proposed PubCo Charter grants one vote to each share of Series A common stock and ten votes to each share of Seres B common stock.

Exclusive Forum Provision (Advisory Organizational Documents Proposal 5B)	The CGC Articles adopt the courts of the Cayman Islands as the exclusive forum for disputes, provided, however, that the exclusive forum provision will not	The proposed PubCo Bylaws adopt Delaware as the exclusive forum for certain disputes, provided, however, that the exclusive forum provision will not

	CGC Articles, under the Cayman Companies Act	Proposed PubCo Organizational Documents, under the DGCL
	apply to any causes of action arising under the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.	apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.
Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents (Advisory Organizational Documents Proposal 5C)	The CGC Articles provide that amendments to the CGC Articles (other than with respect to Article 29.4 and Article 47.2 of the CGC Articles) may be made by a Special Resolution under the Cayman Companies Act, being the affirmative vote of at least two thirds of the issued and outstanding CGC Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting.	Any amendment to the PubCo charter will generally require approval by holders of at least a majority of PubCo’s then outstanding common stock (except where a lower threshold is provided by the DGCL). The proposed PubCo Charter provides that the PubCo Bylaws may be amended by the PubCo board of directors or by the stockholders by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote on such amendment, voting as a single class; provided that if the PubCo board of directors recommends that stockholders approve such amendment, it shall only require a majority vote.
Removal of Directors (Advisory Organizational Documents Proposal 5D)	The CGC Articles provide that before a Business Combination, holders of CGC Class B Shares may remove any director, and that after a Business Combination, shareholders may by ordinary resolution remove any director.	The proposed PubCo Charter permits the removal of a director only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, subject to the rights, if any, of any series of Preferred Stock.
Action by Written Consent of Stockholders (Advisory Organizational Documents Proposal 5E)	The CGC Articles permit shareholders to approve matters by unanimous written resolution.	The proposed PubCo Charter require stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting.
Other Changes in Connection with Adoption of the proposed PubCo Organizational Documents (Advisory Organizational Documents Proposal 5F)	The CGC Articles include reference to the company’s status as a blank check company with nominal operations prior to the consummation of a business combination.	The proposed PubCo Charter does not include provisions related to CGC’s status as a blank check company, which no longer will apply upon consummation of the Business Combination, as CGC will cease to be a blank check company at such time.

Advisory Organizational Documents Proposal 5A — Authorized Shares
CGC Shareholders are being asked to approve and adopt an amendment to the CGC Articles to authorize the change in the authorized capital stock of CGC from 200,000,000 CGC Class A Shares, 20,000,000 CGC Class B Shares, and 1,000,000 preference shares, par value of $0.0001 per share, to [•] shares of PubCo Common Stock, subdivided into two series consisting of [•] shares designated as Series A common stock and [•] shares designated as Series B common stock, and [•] shares of designated preferred stock, par value $0.00001 per share.
In order to ensure that PubCo has sufficient authorized capital for future issuances, the CGC Board has approved, subject to shareholder approval, that the proposed PubCo Organizational Documents change the authorized capital stock of CGC from 200,000,000 CGC Class A Shares, 20,000,000 CGC Class B Shares, and 1,000,000 CGC preference shares, par value $0.0001 per share, to [•] shares of PubCo Common Stock and [•] shares of designated preferred stock, par value $0.00001 per share.
The rights of the holders of PubCo Series A Common Stock and PubCo Series B Common Stock will be identical, except with respect to voting and conversion rights. Each share of PubCo Series B Common Stock will be entitled to ten votes and will be convertible at any time into one share of PubCo Series A Common Stock. Each share of PubCo Series B Common Stock will be automatically converted into one fully paid and nonassessable share of PubCo Series A Common Stock upon the earliest of: (i) the date specified by affirmative vote of the holders of at least 66-2∕3% of the outstanding shares of PubCo Series B Common Stock, voting as a single series; (ii) the date that is nine months following the death or incapacity of all Factorial Founders; and (iii) the date that is the seven year anniversary of the Closing Date. See “Risk Factors — Risks Related to Factorial — Other General Risks Related to Factorial — PubCo will be controlled or substantially influenced by the Factorial Founders, whose interests may conflict with other stockholders.”
This summary is qualified by reference to the complete text of the proposed PubCo Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex I and Annex J. All CGC Shareholders are encouraged to read the proposed PubCo Organizational Documents in their entirety for a more complete description of their terms.
Advisory Organizational Documents Proposal 5B — Exclusive Forum Provision
CGC Shareholders are being asked to approve and adopt an amendment to the PubCo Bylaws to authorize adopting Delaware as the exclusive forum for certain stockholder litigation.
The PubCo Bylaws stipulate that, unless the PubCo consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the PubCo, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the PubCo to the PubCo or the PubCo’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate or these Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that the exclusive forum provision will not apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Unless PubCo consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the respective rules and regulations promulgated thereunder.
This summary is qualified by reference to the complete text of the proposed PubCo Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex I and Annex J. All CGC Shareholders are encouraged to read the proposed PubCo Organizational Documents in their entirety for a more complete description of their terms.
Advisory Organizational Documents Proposal 5C — Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents
CGC Shareholders are being asked to approve and adopt an amendment to the CGC Articles to approve provisions providing that any amendment to the PubCo charter will generally require approval by holders of at least a majority of PubCo’s then outstanding common stock (except where a lower threshold is provided by the DGCL). The proposed PubCo Charter provides that the PubCo Bylaws may be amended by the PubCo board of directors or by the stockholders by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote on such amendment, voting as a single class; provided that if the PubCo board of directors recommends that stockholders approve such amendment, it shall only require a majority vote.
This summary is qualified by reference to the complete text of the proposed PubCo Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex I and Annex J. All CGC Shareholders are encouraged to read the proposed PubCo Organizational Documents in their entirety for a more complete description of their terms.
Advisory Organizational Documents Proposal 5D — Removal of Directors
CGC Shareholders are being asked to approve and adopt an amendment to the CGC Articles to approve provisions permitting the removal of a director only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, subject to the rights, if any, of any series of preferred stock.
This summary is qualified by reference to the complete text of the proposed PubCo Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex I and Annex J. All CGC Shareholders are encouraged to read the proposed PubCo Organizational Documents in their entirety for a more complete description of their terms.
Advisory Organizational Documents Proposal 5E — Action by Written Consent of Stockholders
CGC Shareholders are being asked to approve and adopt an amendment to the CGC Articles to approve provisions requiring stockholders to take action at an annual or special meeting and prohibiting stockholder action by written consent in lieu of a meeting.
This summary is qualified by reference to the complete text of the proposed PubCo Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex I and Annex J. All CGC Shareholders are encouraged to read the proposed PubCo Organizational Documents in their entirety for a more complete description of their terms.
Advisory Organizational Documents Proposal 5F — Other Changes in Connection with Adoption of the proposed PubCo Organizational Documents
CGC Shareholders are being asked to approve and adopt an amendment to the CGC Articles to authorize (1) changing the corporate name from “Cartesian Growth Corporation III” to “Factorial Holdings, Inc.”, (2) making PubCo’s corporate existence perpetual, and (3) removing certain provisions related to CGC’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.
The proposed PubCo Organizational Documents will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of CGC’s operations should CGC not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the CGC Articles) because following the consummation of the Business Combination, PubCo will not be a blank check company.
This summary is qualified by reference to the complete text of the proposed PubCo Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex I and Annex J. All CGC Shareholders are encouraged to read the proposed PubCo Organizational Documents in their entirety for a more complete description of their terms.
Implementation of each of the Advisory Organizational Documents Proposals, will result, upon the Domestication, in the wholesale replacement of the CGC Articles with the proposed PubCo Organizational Documents. While certain material changes between the CGC Articles with the proposed PubCo Organizational Documents have been unbundled into distinct organizational documents proposals or otherwise identified in this Advisory Organizational Documents Proposal 5, there are other differences between the CGC Articles with the proposed PubCo Organizational Documents (arising from, among other things, differences between the Cayman Companies Act and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval of the aforementioned related proposals and consummation of the Business Combination) if CGC Shareholders approve the Organizational Documents Proposal. See “Comparison of Corporate Governance and Shareholder Rights — Comparison of Shareholder Rights Under Applicable Corporate Law” and “Comparison of Corporate Governance and Shareholder Rights — Comparison of Shareholder Rights Under the Applicable Organizational Documents.”
Reasons for Amendments
Advisory Organizational Documents Proposal 5A — Authorized Shares
The principal purpose of this proposal is to provide for an authorized capital structure of PubCo that will enable it to continue as an operating company governed by the DGCL. The CGC Board believes that it is important for PubCo to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support its growth and to provide flexibility for future corporate needs.
In addition, the proposed PubCo Organizational Documents provide for an authorized capital structure that includes PubCo Series B Common Stock, which is entitled to ten votes per share. The CGC Board believes that a high-vote class is desirable because the Series B shares will be held by the Factorial Founders and the high-vote structure is intended to promote continuity and stability of leadership and strategic direction by the Factorial Founders. The CGC Board believes that PubCo’s success will depend in part on its ability to pursue a long-term strategic vision and long-term value creation, and that the high-vote structure may help insulate PubCo from short-term outside influences while management executes PubCo’s business plan. The CGC Board also believes that this structure can provide PubCo with flexibility to pursue financings and strategic transactions involving equity issuances while maintaining voting control by the holders of the high-vote shares.
Advisory Organizational Documents Proposal 5B — Exclusive Forum Provision
Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist PubCo in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The CGC Board believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, PubCo will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state or, if applicable, federal courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions. The choice of forum provision is intended to apply to the fullest extent permitted by law to the above-specified types of actions and proceedings, including any derivative actions asserting claims under state law or the federal securities laws, and is intended to require, in each case, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on behalf of the PubCo, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the PubCo to the PubCo or the PubCo’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the PubCo Charter or the PubCo Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that the exclusive forum provision will not apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Unless the PubCo consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the respective rules and regulations promulgated thereunder.
In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make PubCo’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.
Advisory Organizational Documents Proposal 5C — Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents
The CGC Articles amendments (other than with respect to Article 29.4 and Article 47.2 of the CGC Articles) may be made by a Special Resolution under the Cayman Companies Act, being the affirmative vote of at least two thirds of the issued and outstanding CGC Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting. The proposed PubCo Organizational Documents provide that (i) two-thirds of the outstanding shares of capital stock entitled to vote to adopt, amend or repeal the Proposed Bylaws and (ii) a majority of PubCo’s then outstanding common stock (except where a lower threshold is provided by the DGCL) for amendments to the PubCo Charter. The amendments are intended to protect the proposed PubCo Bylaws and certain key provisions of the proposed PubCo Charter from arbitrary amendment and to prevent stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.
Advisory Organizational Documents Proposal 5D — Removal of Directors
The CGC Articles provide before a Business Combination, holders of CGC Class B Shares may remove any director, and that after a Business Combination, shareholders may by Ordinary Resolution remove any director. Under the DGCL, unless a company’s certificate of incorporation provides otherwise, removal of a director only for cause is automatic with a classified board. The proposed PubCo Organizational Documents permit the removal of a director only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, subject to the rights, if any, of any series of Preferred Stock. The CGC Board believes that such a standard will (i) increase board continuity and the likelihood that experienced board members with familiarity of PubCo’s business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquiror or other person, group or entity to gain control of PubCo’s board of directors.
Advisory Organizational Documents Proposal 5E — Action by Written Consent of Stockholders
Under the proposed PubCo Organizational Documents, PubCo’s stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. Eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend PubCo’s organizational documents outside of a duly called special or annual meeting of the stockholders of PubCo. Further, the CGC Board believes continuing to limit stockholders’ ability to act by written consent will (i) reduce the time and effort our board of directors and management would need to devote to stockholder proposals, which time and effort could distract our directors and management from other important company business and (ii) facilitate transparency and fairness by allowing all stockholders to consider, discuss, and vote on pending stockholder actions.
In addition, the elimination of the stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the board of directors only at a duly called special or annual meeting. However, this proposal is not in response to any effort of which CGC is aware to obtain control of PubCo, and CGC and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations. Further, the CGC Board does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of PubCo. Inclusion of these provisions in the proposed PubCo Organizational

Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the board of directors and thereby help protect stockholders from the use of abusive and coercive takeover tactics.
Advisory Organizational Documents Proposal 5F — Other Changes in Connection with Adoption of the proposed PubCo Organizational Documents
The CGC Board believes that changing PubCo’s corporate name from “Cartesian Growth Corporation III” to “Factorial Holdings, Inc.” and making corporate existence perpetual is desirable to reflect the Business Combination with Factorial and to clearly identify PubCo as the publicly traded entity. Additionally, perpetual existence is the usual period of existence for corporations, and the CGC Board believes that it is the most appropriate period for CGC following the Business Combination.
The elimination of certain provisions related to CGC’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the proposed PubCo Organizational Documents do not include the requirement to dissolve CGC and allow it to continue as a corporate entity with perpetual existence following the consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and the CGC Board believes it is the most appropriate period for PubCo following the Business Combination. In addition, certain other provisions in CGC’s current organizational documents require that proceeds from CGC’s initial public offering be held in the trust account until a business combination or liquidation of CGC has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the proposed PubCo Organizational Documents.
Certain provisions of the proposed PubCo Organizational Documents could limit stockholders’ ability to influence the direction of PubCo and may discourage litigation that may otherwise benefit stockholders. For example, the proposed PubCo Organizational Documents provide for a dual-class common stock structure in which each share of PubCo Series B Common Stock is entitled to ten votes per share compared to one vote per share for each share of PubCo Series A Common Stock, which may concentrate voting control and could reduce the ability of holders of PubCo Series A Common Stock to influence matters submitted to a stockholder vote, including the election of directors. In addition, directors may be removed only for cause and only by the affirmative vote of holders of not less than two-thirds (2/3) of the voting power of the outstanding shares entitled to vote in the election of directors, which may make it more difficult for stockholders to effect changes in the PubCo board of directors. The proposed PubCo Organizational Documents also provide that, from and after a certain date, stockholders may not act by written consent in lieu of a meeting, which may delay stockholder action and require stockholders seeking to take action to do so at a duly called annual or special meeting. Further, the proposed Bylaws include an exclusive forum provision that designates the Court of Chancery of the State of Delaware (and, in certain cases, the United States federal district courts) as the exclusive forum for certain actions, which could discourage or deter stockholders from bringing claims, including claims that may otherwise benefit stockholders, due to the costs and practical considerations associated with litigating in the designated forum.
Vote Required for Approval
Approval of each Advisory Organizational Documents Proposal requires an Ordinary Resolution on a non-binding and advisory basis only, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on a particular proposal under Cayman Islands law. As described above, the shareholder votes regarding these proposals are advisory in nature, and are not binding on CGC, the CGC Board, Factorial or the PubCo Board.
The CGC Insiders collectively own 6,900,000 CGC Ordinary Shares, or approximately 20% of the issued and outstanding CGC Ordinary Shares as follows: (i) the Sponsor owns 6,800,000 CGC Class B Shares; and (ii) DirectorCo owns 100,000 CGC Class B Shares. Accordingly, we will need [•] Public Shares to vote in favor of the Advisory Organizational Documents Proposal to approve it if all CGC Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.

Resolution to be Voted Upon
“RESOLVED, as six separate ordinary resolutions on a non-binding and advisory basis only, that the following governance provisions contained in the Proposed Governing Documents be and are hereby approved and adopted:
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Proposal No. 5A — to amend the CGC Articles to authorize the change in the authorized capital stock of CGC from (i) 200,000,000 CGC Class A Shares, 20,000,000 CGC Class B Shares and 1,000,000 preference shares, par value $0.0001 per share, to (ii) [•] shares of PubCo Common Stock and [•] shares of designated preferred stock, par value $0.00001 per share.

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Proposal No. 5B — to amend the CGC Articles to authorize adopting Delaware as the exclusive forum for certain stockholder litigation.

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Proposal No. 5C — to amend the CGC Articles to approve provisions requiring the affirmative vote of at least (i) two-thirds of the outstanding shares of capital stock entitled to vote to adopt, amend or repeal the Proposed Bylaws and (ii) a majority of PubCo’s then outstanding common stock (except where a lower threshold is provided by the DGCL) for amendments to the PubCo Charter.

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Proposal No. 5D — to amend the CGC Articles to approve provisions permitting the removal of a director only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class.

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Proposal No. 5E — to amend the CGC Articles approve provisions requiring stockholders to take action at an annual or special meeting and prohibiting stockholder action by written consent in lieu of a meeting.

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Proposal No. 5F — to amend the CGC Articles to authorize (1) changing the corporate name from “Cartesian Growth Corporation III” to “Factorial Holdings, Inc.”, (2) making PubCo’s corporate existence perpetual, and (3) removing certain provisions related to CGC’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.”

Recommendation of the CGC Board
THE CGC BOARD RECOMMENDS THAT CGC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.
The existence of financial and personal interests of one or more of CGC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of CGC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and CGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 6 — THE INCENTIVE PLAN PROPOSAL
Overview
To consider and vote upon a proposal to approve and adopt the Factorial Holdings, Inc. 2026 Equity Incentive Plan, which is referred to herein as the “PubCo Incentive Plan,” a copy of which is attached to this proxy statement/prospectus as Annex K.
The total number of shares of PubCo Series A Common Stock initially reserved for issuance under the PubCo Incentive Plan will be equal to the lesser of (i) 15% of the number of Fully Diluted Shares (as defined below) immediately following the Closing and (ii) [•] shares. On [•], 2026, the closing price on Nasdaq per CGC Class A Share, each of which will be converted to one share of PubCo Series A Common Stock, was $[•]. Based upon a price per share of $[•], the maximum aggregate market value of the PubCo Series A Common Stock that could potentially be issued under the PubCo Incentive Plan immediately following the Closing is $[•].
The CGC Board approved the PubCo Incentive Plan on [•], 2026, subject to approval by CGC’s shareholders. If the PubCo Incentive Plan is approved by our shareholders, then it will be effective as of the day immediately prior, but subject, to the consummation of the Business Combination (the “Incentive Plan Effective Date”).
The following is a summary of the material features of the PubCo Incentive Plan. This summary is qualified in its entirety by the full text of the PubCo Incentive Plan, a copy of which is included as Annex K to this proxy statement/prospectus.
Summary of the Factorial Holdings, Inc. 2026 Equity Incentive Plan
The PubCo Incentive Plan allows PubCo to make equity and equity-based incentive awards to officers, employees, non-employee directors and consultants. The PubCo Board anticipates that providing such persons with a direct stake in PubCo will assure a closer alignment of the interests of such individuals with those of PubCo and its stockholders, thereby stimulating their efforts on PubCo’s behalf and strengthening their desire to remain with PubCo.
The PubCo Incentive Plan will be administered by the PubCo Board, the compensation committee of the PubCo Board or such other similar committee pursuant to the terms of the PubCo Incentive Plan (the “plan administrator”). The plan administrator will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants and to determine the specific terms and conditions of each award, subject to the provisions of the PubCo Incentive Plan. The plan administrator may delegate to a subcommittee consisting of one or more members of the PubCo Board, or a committee consisting of one or more officers, the authority to grant awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not members of the delegated subcommittee or committee, subject to certain limitations and guidelines.
The total number of shares of PubCo Series A Common Stock initially reserved for issuance under the PubCo Incentive Plan will be equal to the lesser of (i) 15% of the sum of (a) the number of shares of PubCo Common Stock issued and outstanding, (b) the number of shares of PubCo Common Stock underlying any outstanding stock options, restricted stock units, stock appreciation rights and other equity awards exercisable for or convertible or exchangeable into shares of PubCo Common Stock pursuant to PubCo’s equity incentive plans or similar arrangements and (c) the number of shares of PubCo Common Stock issuable upon (x) the exercise of any outstanding warrants or other rights to purchase shares of PubCo Common Stock or (y) the conversion or exchange of any outstanding shares of PubCo preferred stock or convertible debt or other securities convertible or exchangeable into shares of PubCo Common Stock, to the extent not included in clauses (b) or (c) ((a) through (c) collectively, the “Fully Diluted Shares”) immediately following the Closing and (ii) [•] shares of PubCo Series A Common Stock (the “Initial Limit”). The PubCo Incentive Plan provides that the number of shares reserved and available for issuance thereunder will automatically increase on January 1, 2027 and each January 1 thereafter by (i) 5% of the sum of (a) the number of shares of PubCo Common Stock issued and outstanding and (b) the number of shares of PubCo

Series A Common Stock issuable pursuant to the exercise of any outstanding, pre-funded warrants to acquire PubCo Common Stock for a nominal exercise price (the sum of (a) and (b), the “Outstanding Shares”) on the immediately preceding December 31 or (ii) such lesser number of shares as determined by the plan administrator (the “Annual Increase”). These limits are subject to adjustment in the event of a reorganization, recapitalization, reclassification, stock split, stock dividend, extraordinary cash dividend, reverse stock split or other similar change in PubCo’s capitalization. The maximum aggregate number of shares of PubCo Series A Common Stock that may be issued upon exercise of incentive stock options under the PubCo Incentive Plan shall not exceed the Initial Limit cumulatively increased on January 1, 2027 and on each January 1 thereafter by the lesser of the Annual Increase or [•] shares of PubCo Series A Common Stock, subject, in each case, to any adjustments permitted under the PubCo Incentive Plan. Shares underlying any awards under the PubCo Incentive Plan that are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by PubCo prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the PubCo Incentive Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares that may be issued as incentive stock options. Shares repurchased by PubCo on the open market will not be added to the shares available for issuance under the PubCo Incentive Plan.
The PubCo Incentive Plan contains a limitation whereby the aggregate value of all awards under the PubCo Incentive Plan and all other cash compensation paid by PubCo to any non-employee director for in any calendar year services as a non-employee director may not exceed $750,000; provided, however, that such amount will be $1,000,000 for the first calendar year a non-employee director is initially appointed to the PubCo Board.
Persons eligible to participate in the PubCo Incentive Plan will be those full-time or part-time officers, employees, non-employee directors and consultants of PubCo as selected from time to time by the plan administrator in its discretion. As of the date of this proxy statement/prospectus, approximately [•] individuals will be eligible to participate in the PubCo Incentive Plan, which includes approximately [•] officers, [•] employees who are not officers, [•] non-employee directors and [•] consultants.
The PubCo Incentive Plan permits the granting of both options to purchase PubCo Series A Common Stock that qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. Options granted under the PubCo Incentive Plan will be non-qualified options if they fail to qualify as incentive stock options. Incentive stock options may only be granted to employees of PubCo, its “parent corporation” within the meaning of Section 424(e) of the Code or its “subsidiary corporation” within the meaning of Section 424(f) of the Code. Non-qualified options may be granted to any persons eligible for awards under the PubCo Incentive Plan. The exercise price of each option will be determined by the plan administrator but generally may not be less than 100% of the fair market value of a share of PubCo Series A Common Stock on the date of grant or, in the case of an incentive stock option granted to a 10% stockholder, 110% of the fair market value of a share of PubCo Series A Common Stock on the date of grant. The term of each option will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each option may be exercised.
Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the plan administrator or by delivery (or attestation to the ownership) of shares of PubCo Series A Common Stock that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law, the exercise price may also be delivered by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the plan administrator may permit non-qualified options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.
The plan administrator may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to receive shares of PubCo Series A Common Stock, or cash, equal to the value of the appreciation in the stock price over the exercise price. The exercise price generally may not be less than 100% of the fair market value of a share of PubCo Series A Common Stock on the date of grant. The term of each stock appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each stock appreciation right may be exercised.
The plan administrator may award restricted shares of PubCo Series A Common Stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. The plan administrator may also grant shares of PubCo Series A Common Stock that are free from any restrictions under the PubCo Incentive Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. The plan administrator may grant dividend equivalent rights to participants that entitle the recipient to receive credits based on cash dividends that would have been paid on specified shares of PubCo Series A Common Stock if such shares had been issued to the recipient.
The plan administrator may grant cash-based awards under the PubCo Incentive Plan to participants.
The PubCo Incentive Plan requires the plan administrator to make appropriate adjustments to the number of shares of PubCo Series A Common Stock that are subject to the PubCo Incentive Plan, to certain limits in the PubCo Incentive Plan and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.
The PubCo Incentive Plan provides that upon the effectiveness of a “sale event,” as defined in the PubCo Incentive Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the PubCo Incentive Plan. To the extent that awards granted under the PubCo Incentive Plan are not assumed, continued or substituted by the successor entity, all awards granted under the PubCo Incentive Plan will terminate. In such case, except as may be otherwise provided in the relevant award agreement, all awards with time-based vesting, conditions or restrictions shall become fully vested and exercisable or nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with a sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In addition, participants holding options and stock appreciation rights may either (i) receive payment, in cash or in kind, equal to the difference between the per share consideration in the sale event and the exercise price of the options or stock appreciation rights (provided that, in the case of an option or stock appreciation right with an exercise price equal to or greater than the per share consideration in the sale event, such option or stock appreciation right will be cancelled for no consideration) or (ii) be permitted, within a specified period of time, to exercise such participant’s outstanding options or stock appreciation rights to the extent then exercisable. We also have the option to make or provide for a payment, in cash or in kind, to participants holding other awards in an amount equal to the per share consideration in the sale event multiplied by the number of vested shares underlying such awards.
Participants in the PubCo Incentive Plan are responsible for the payment of any federal, state or local taxes that PubCo is required by law to withhold with respect to awards granted under the PubCo Incentive Plan. The plan administrator may cause any tax withholding obligation of PubCo or its affiliates to be satisfied, in whole or in part, by PubCo withholding from shares of PubCo Series A Common Stock to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due. The plan administrator may also require any tax withholding obligation of PubCo or its affiliates to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to PubCo or the applicable affiliate in an amount that would satisfy the withholding amount due.
The PubCo Incentive Plan generally does not allow for the transfer or assignment of awards, other than by will or by the laws of descent and distribution or pursuant to a domestic relations order; however, the plan administrator may permit the transfer of non-qualified options by gift to an immediate family member, to trusts for the benefit of family members or to partnerships in which such family members are the only partners.
Awards under the PubCo Incentive Plan are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any right PubCo may have under any clawback, forfeiture or recoupment policy, as in effect from time to time, or other agreement or arrangement or (ii) applicable law.

The PubCo Board may amend or discontinue the PubCo Incentive Plan and the plan administrator may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder’s consent. Certain amendments to the PubCo Incentive Plan require the approval of PubCo’s stockholders. The plan administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants or cancellation in exchange for cash or other awards without stockholder consent.
No awards may be granted under the PubCo Incentive Plan after the date that is ten years from the Incentive Plan Effective Date. Awards of incentive stock options may not be granted under the PubCo Incentive Plan after [•], 2036. No awards under the PubCo Incentive Plan have been made prior to the date hereof.
Form S-8
Following the consummation of the Business Combination, when permitted by SEC rules, we intend to file with the SEC a registration statement on Form S-8 covering PubCo Series A Common Stock issuable under the PubCo Incentive Plan.
Certain United States Federal Income Tax Consequences
The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the PubCo Incentive Plan. It does not describe all U.S. federal tax consequences under the PubCo Incentive Plan, nor does it describe state, local or non-U.S. tax consequences.
Incentive Stock Options.   No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of PubCo Series A Common Stock issued pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) PubCo will not be entitled to any deduction for U.S. federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.
If shares of PubCo Series A Common Stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of PubCo Series A Common Stock at exercise (or, if less, the amount realized on a sale of such shares of PubCo Series A Common Stock) over the option exercise price thereof and (ii) PubCo will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of PubCo Series A Common Stock.
If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified stock option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.
Non-Qualified Options.   No income is generally realized by the optionee at the time a non-qualified stock option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the exercise price and the fair market value of the shares of PubCo Series A Common Stock on the date of exercise, and PubCo receives a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of PubCo Series A Common Stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified stock option is paid by tendering shares of PubCo Series A Common Stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.
Other Awards.   For all other awards under the PubCo Incentive Plan, PubCo generally will be entitled to a tax deduction in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income and Social Security taxes and recognize such taxes at the time that an award is exercised, vests or becomes nonforfeitable or is settled, unless the award provides for deferred settlement.
Parachute Payments.   The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to PubCo, in whole or in part, and may subject the recipient to a non-deductible 20% U.S. federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).
New Plan Benefits
No awards have been previously granted under the PubCo Incentive Plan and no awards have been granted that are contingent on shareholder approval of the PubCo Incentive Plan. Upon consummation of the Business Combination, awards will be granted with terms matching existing, but unexercised, awards under Factorial’s historic plan. Except as noted in the foregoing sentence, the awards that are to be granted to any participant or group of participants under the PubCo Incentive Plan are indeterminable at the date of this proxy statement/prospectus because participation and the types of awards that may be granted under the PubCo Incentive Plan are subject to the discretion of the plan administrator. Consequently, no new plan benefits table is included in this proxy statement/prospectus.
Interests of Certain Persons in this Proposal
All members of the PubCo Board and all executive officers of PubCo will be eligible to receive awards made under the PubCo Incentive Plan and, thus, have a personal interest in the approval of the PubCo Incentive Plan. Certain members of the PubCo Board and executive officers of PubCo have historic, unexercised awards under Factorial’s historic plan and will be granted awards with the same terms under the PubCo Incentive Plan in substitution for such historic awards. The CGC Board believes that it is important to provide incentives and rewards for superior performance and the retention of experienced and highly qualified officers, employees, directors and consultants by adopting the PubCo Incentive Plan.
Vote Required for Approval
Approval of the Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on a particular proposal under Cayman Islands law.
The CGC Insiders collectively own 6,900,000 CGC Ordinary Shares, or approximately 20% of the issued and outstanding CGC Ordinary Shares as follows: (i) the Sponsor owns 6,800,000 CGC Class B Shares; and (ii) DirectorCo owns 100,000 CGC Class B Shares. Accordingly, we will need [•] Public Shares to vote in favor of the Incentive Plan Proposal to approve it if all CGC Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.
Resolution to be Voted Upon
“RESOLVED, as an ordinary resolution, that the Factorial Holdings, Inc. 2026 Equity Incentive Plan, in the form attached to the proxy statement/prospectus of the meeting as Annex K, be adopted and approved.”

Recommendation of the CGC Board
THE CGC BOARD RECOMMENDS THAT CGC SHAREHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.
The existence of financial and personal interests of one or more of CGC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of CGC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and CGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 7 — THE ESPP PROPOSAL
Overview
To consider and vote upon a proposal to approve and adopt the Factorial Holdings, Inc. 2026 Employee Stock Purchase Plan, which is referred to herein as the “ESPP,” a copy of which is attached to this proxy statement/prospectus as Annex L.
The total number of shares of PubCo Series A Common Stock initially reserved for issuance under the ESPP will be equal to the lesser of (i) 2% of the number of Fully Diluted Shares immediately following the Closing and (ii) [•] shares of PubCo Series A Common Stock. On [•], 2026, the closing price on Nasdaq per CGC Class A Share, each of which will be converted to one share of PubCo Series A Common Stock, was $[•]. Based upon a price per share of $[•], the maximum aggregate market value of the PubCo Series A Common Stock that could potentially be issued under the ESPP immediately following the consummation of the Business Combination is $[•].
The CGC Board approved the ESPP on [•], 2026, subject to approval by CGC’s shareholders. If the ESPP is approved by our shareholders, then the ESPP will be effective as of the day immediately prior, and subject, to the consummation of the Business Combination.
The following is a summary of the material features of the ESPP. This summary is qualified in its entirety by the full text of the ESPP, a copy of which is included as Annex L to this proxy statement/prospectus.
Summary of the Material Provisions of the ESPP
The ESPP has two components: a component intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code (the “423 Component”) and a component that is not intended to so qualify, (the “Non-423 Component”). Except as otherwise provided, the Non-423 Component will be operated and administered in the same manner as the 423 Component, except where prohibited by law.
The total number of shares of PubCo Series A Common Stock initially reserved for issuance under the ESPP will be equal to the lesser of (i) 2% of the number of Fully Diluted Shares immediately following the Closing and (ii) [•] shares of PubCo Series A Common Stock. The ESPP provides that the number of shares reserved and available for issuance thereunder will automatically increase each January 1, beginning on January 1, 2027 and ending on January 1, 2036, by the least of (i) 1% of our Outstanding Shares on the immediately preceding December 31, (ii) [•] shares of PubCo Series A Common Stock and (iii) such number of shares of PubCo Series A Common Stock as determined by the administrator of the ESPP. If our capital structure changes because of a stock dividend, stock split or similar event, the number of shares that can be issued under the ESPP will be appropriately adjusted.
The ESPP will be administered by the person or persons appointed by the PubCo Board and the administrator of the ESPP will have full authority to make, administer and interpret such rules and regulations regarding the ESPP as it deems advisable.
All individuals classified as employees on the payroll records of PubCo or a “designated company,” as defined in the ESPP, will be eligible to participate in the ESPP, provided that the administrator of the ESPP may determine, in advance of any offering, that such employees are eligible only if, as of the first day of the applicable offering (the “offering date”), (a) they are customarily employed by PubCo or a designated company for more than (i) 20 hours a week or (ii) five months per calendar year, (b) they have completed a minimum period of service prior to the offering date (provided such service requirement does not exceed two years of employment) and/or (c) they are not highly compensated employees (within the meaning of Section 414(q) of the Code). No person who owns or holds, or as a result of participation in the ESPP would own or hold, PubCo Common Stock or options to purchase PubCo Common Stock, that together equal 5% or more of total combined voting power or value of all classes of stock of PubCo or any parent or subsidiary is entitled to participate in the ESPP. No employee may exercise an option granted under the ESPP that permits the employee to purchase PubCo Series A Common Stock having a value of more than $25,000 (determined using the fair market value of the stock at the time such option is granted) in any calendar year.
Participation in the ESPP is limited to eligible employees who authorize payroll deductions or contributions equal to a whole percentage (unless the administrator of the ESPP determines in advance of an offering to require that a fixed amount be specified in lieu of a percentage) of base pay to the ESPP. Employees may authorize payroll deductions or contributions, with a minimum of 1% of base pay and a maximum of 15% of base pay or such other minimum or maximum as may be specified by the administrator of the ESPP in advance of an offering. As of the date of this proxy statement/prospectus, there are currently approximately [•] employees who will be eligible to participate in the ESPP. Once an employee becomes a participant in the ESPP, that employee will automatically participate in successive offering periods, as described below, until such time as that employee withdraws from the ESPP, becomes ineligible to participate in the ESPP or his or her employment ceases.
We may make one or more offerings, consisting of one or more purchase periods, to our employees to purchase shares under the ESPP, which is referred to as an “offering period.” Each offering period will begin and end on the dates determined by the administrator of the ESPP; provided that, no offering period shall exceed 27 months in duration. Shares are purchased on the last business day of each purchase period or, if such purchase period is the last purchase period of the offering period, the last business day of such offering period, with that day being referred to as an “exercise date.”
On the offering date, PubCo will grant to employees participating in that offering period an option to purchase shares of PubCo Series A Common Stock. On the exercise date of each purchase period, the employee is deemed to have exercised the option, at the exercise price, for the lowest of (i) the number of shares of PubCo Series A Common Stock determined by dividing such employee’s accumulated payroll deductions or contributions on such exercise date by the exercise price; (ii) the number of shares of PubCo Series A Common Stock determined by dividing $25,000 by the fair market value of the common stock on the applicable offering date for such offering; or (iii) such other number of shares as established by the administrator of the ESPP in advance of the offering. The exercise price is equal to the lesser of (i) 85% the fair market value per share of PubCo Series A Common Stock on the first day of the offering period or (ii) 85% of the fair market value per share of PubCo Series A Common Stock on the exercise date. No participant may be granted an option that permits such participant rights to purchase PubCo Series A Common Stock under the ESPP, and any other employee stock purchase plan of PubCo and its parents and subsidiaries, to accrue at a rate that exceeds $25,000 of the fair market value of PubCo Series A Common Stock (determined on the option grant date) for each calendar year in which the option is outstanding at any time.
In general, if an employee is no longer a participant on an exercise date, the employee’s option will be automatically terminated, and the amount of the employee’s accumulated payroll deductions or contributions will be refunded.
To the extent an offering period has more than one purchase period and to the extent permitted by applicable law, if the fair market value of PubCo Series A Common Stock on any exercise date in an offering period is lower than the fair market value of PubCo Series A Common Stock on the first day of such offering, then all participants in such offering will be automatically withdrawn from such offering immediately after the exercise of their option on such exercise date and will be automatically re-enrolled in the immediately following offering period as of the first day thereof.
Except as may be permitted by the administrator of the ESPP in advance of an offering period, a participant may not increase or decrease the amount of such participant’s payroll deductions or contributions during any offering period; provided, however, that a participant may increase or decrease such participant’s payroll deduction or contributions with respect to the next offering period by filing a new enrollment form within the period established by the administrator of the ESPP. A participant may withdraw from an offering period at any time without affecting such participant’s eligibility to participate in future offering periods. If a participant withdraws from an offering period, that participant may not again participate in the same offering period, but may enroll in subsequent offering periods. A participant’s withdrawal will be effective as soon as practicable following the date that the plan administrator receives the participant’s written notice of withdrawal under the ESPP.
In the case of and subject to the consummation of a “sale event,” as defined in the ESPP, the administrator of the ESPP, in its discretion, and on such terms and conditions as it deems appropriate, is authorized to take any one or more of the following actions under the ESPP or with respect to any right under the ESPP or to facilitate such transactions or events: (a) to provide for either (i) termination of any outstanding option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such option had such option been currently exercisable or (ii) the replacement of such outstanding option with other options or property selected by the administrator of the ESPP in its sole discretion; (b) to provide that the outstanding options under the ESPP shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for similar options covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; (c) to make adjustments in the number and type of shares of PubCo Series A Common Stock (or other securities or property) subject to outstanding options under the ESPP and/or in the terms and conditions of outstanding options and options that may be granted in the future; (d) to provide that the offering with respect to which an option relates will be shortened by setting a new exercise date on which such offering will end; and (e) to provide that all outstanding options shall terminate without being exercised and all amounts in the accounts of participants shall be promptly refunded.
The PubCo Board may terminate or amend the ESPP at any time. An amendment that increases the number of shares of PubCo Series A Common Stock authorized under the ESPP and certain other amendments require the approval of the PubCo stockholders.
New Plan Benefits
Since participation in the ESPP is voluntary, the benefits or amounts that will be received by or allocated to any individual or group of individuals under the ESPP in the future are not determinable and no awards have been granted that are contingent on shareholder approval of the ESPP.
Summary of Certain United States Federal Income Tax Consequences
The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the Section 423 Component of the ESPP. It does not describe all U.S. federal tax consequences under the ESPP, nor does it describe state, local or non-U.S. tax consequences.
A participant in the Section 423 Component of the ESPP recognizes no taxable income either as a result of participation in the ESPP or upon exercise of an option to purchase shares of PubCo Series A Common Stock under the ESPP.
If a participant disposes of shares of PubCo Series A Common Stock purchased upon exercise of an option granted under the Section 423 Component of the ESPP within two years from the first day of the applicable offering period or within one year from the exercise date, which is referred to as a “disqualifying disposition,” the participant will realize ordinary income in the year of that disposition equal to the amount by which the fair market value of the shares of PubCo Series A Common Stock on the date the shares were purchased exceeds the purchase price. The amount of ordinary income will be added to the participant’s basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares will be a capital gain or loss. A capital gain or loss will be long-term if the participant’s holding period is more than 12 months or short-term if the participant’s holding period is 12 months or less.
If the participant disposes of shares purchased upon exercise of an option granted under the ESPP at least two years after the first day of the applicable offering period and at least one year after the exercise date, the participant will realize ordinary income in the year of disposition equal to the lesser of (1) 15% of the fair market value of the PubCo Series A Common Stock on the first day of the offering period in which the shares were purchased and (2) the excess of the amount actually received for the PubCo Series A Common Stock over the amount paid. The amount of any ordinary income will be added to the participant’s basis in the shares, and any additional gain recognized upon the disposition after that basis adjustment will be a long-term capital gain. If the fair market value of the shares on the date of disposition is less than the exercise price, there will be no ordinary income and any loss recognized will be a long-term capital loss.
PubCo is generally entitled to a tax deduction in the year of a disqualifying disposition equal to the amount of ordinary income recognized by the participant as a result of that disposition. In all other cases, PubCo is not allowed a deduction.
Interests of Certain Persons in this Proposal
All executive officers of PubCo will be eligible to receive awards made under the ESPP and, thus, have a personal interest in the approval of the ESPP. The CGC Board believes that it is important to provide incentives and rewards for superior performance and the retention of experienced and highly qualified officers and employees by adopting the ESPP.
Vote Required for Approval
Approval of the ESPP Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on a particular proposal under Cayman Islands law.
The Initial Shareholders collectively own 6,900,000 CGC Ordinary Shares, or approximately 20% of the issued and outstanding CGC Ordinary Shares as follows: (i) the Sponsor owns 6,800,000 CGC Class B Shares; and (ii) DirectorCo owns 100,000 CGC Class B Shares. Accordingly, we will need [•] Public Shares to vote in favor of the ESPP Proposal to approve it if all CGC Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.
Resolution to be Voted Upon
“RESOLVED, as an ordinary resolution, that the Factorial Holdings, Inc. 2026 Employee Stock Purchase Plan, in the form attached to the proxy statement/prospectus of the meeting as Annex L, be adopted and approved.”
Recommendation of the CGC Board
THE CGC BOARD RECOMMENDS THAT CGC SHAREHOLDERS VOTE “FOR” THE ESPP PROPOSAL.
The existence of financial and personal interests of one or more of CGC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of CGC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and CGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 8 — THE DIRECTOR ELECTION PROPOSAL
Overview
Pursuant to the Business Combination Agreement, CGC has agreed to take all necessary action, including causing the members of the CGC Board to resign, so that effective at the Closing, the entire PubCo Board will consist of the seven (7) individuals set forth below. The PubCo Board will be classified, with respect to the term for which they severally hold office, into three classes. The term of office of the initial Class I Directors shall expire at the first regularly-scheduled annual meeting of stockholders following the Closing, or until any such director’s successor is elected and qualified, subject to such director’s earlier death, disqualification, resignation, or removal. The term of office of the initial Class II Directors shall expire at the second annual meeting of stockholders following the Closing, or until any such director’s successor is elected and qualified, subject to such director’s earlier death, disqualification, resignation, or removal. The term of office of the initial Class III Directors shall expire at the third annual meeting of stockholders following the Closing, or until any such director’s successor is elected and qualified, subject to such director’s earlier death, disqualification, resignation, or removal.
CGC is proposing the approval by ordinary resolution of the election of the following individuals, who will take office immediately following the Closing and who will constitute all the members of the PubCo Board: Siyu Huang, Alex Yu, Joseph M. Taylor, and [•].
[•] are expected to qualify as independent directors under Nasdaq listing standards.
Dr. Huang and Dr. Yu are married to each other. There are no other family relationships among any of PubCo’s director nominees and Factorial’s current executive officers.
Subject to other provisions in the PubCo Charter, the number of directors that constitutes the entire PubCo Board will be fixed solely by resolution of the PubCo Board. If the number of directors is hereafter changed, any increase or decrease in directorships will be apportioned among the classes by the PubCo Board so as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the PubCo Board will shorten the term of any incumbent director.
Subject to the rights of holders of any series of preferred stock with respect to the election of directors, any director may be removed only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors. Vacancies occurring on the PubCo Board for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the PubCo Board, although less than a quorum, or by a sole remaining director, and not by stockholders of PubCo. A person so elected by the PubCo Board to fill a vacancy or newly created directorship will hold office until such director’s successor is elected and qualified, subject to such director’s earlier death, disqualification, resignation, or removal.
The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Director Election Proposal will have no effect, even if approved by holders of CGC Ordinary Shares.
The CGC Board knows of no reason why any of the nominees will be unavailable or decline to serve as a director. The information presented below is as of the date of this proxy statement/prospectus and is based in part on information furnished by the nominees and in part from CGC’s and Factorial’s records.
Information about Director Nominees
Name	Position
Siyu Huang	Co-founder, Chief Executive Officer and Director
Alex Yu	Co-founder, Chief Technology Officer and Director
Joseph M. Taylor	Executive Chairperson
[•]

Information regarding each nominee is set forth in the section of this proxy statement/prospectus entitled “Management of PubCo Following the Business Combination.”
Other than in connection with the Business Combination Agreement, as discussed below in the section of this proxy statement/prospectus entitled “Management of PubCo Following the Business Combination,” there is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.
For more information about the anticipated members of the PubCo Board of Directors following the Closing, see the sections of this proxy statement/prospectus entitled “Management of PubCo Following the Business Combination — Officers, Directors and Key Employees”; and for more information about the compensation of the members of the CGC Board and executive officers of CGC prior to the Closing, see the section of this proxy statement/prospectus entitled “Directors, Officers, Executive Compensation and Corporate Governance of CGC prior to the Business Combination.”
Vote Required for Approval
Approval of the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on the Director Election Proposal. If the Business Combination is not approved, the Director Election Proposal will not be presented at the EGM. The Director Election Proposal will only become effective if the Business Combination is completed.
The Initial Shareholders collectively own 6,900,000 CGC Ordinary Shares, or approximately 20% of the issued and outstanding CGC Ordinary Shares as follows: (i) the Sponsor owns 6,800,000 CGC Class B Shares; and (ii) DirectorCo owns 100,000 CGC Class B Shares. Accordingly, we will need [•] Public Shares to vote in favor of the Director Election Proposal to approve it if all CGC Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.
Resolution to be Voted Upon
“RESOLVED, as an ordinary resolution, that the persons named below be elected to serve on the PubCo board of directors until their respective successors are duly elected and qualified, effective upon the consummation of the Business Combination.”
Name of Director	Class of Director
Siyu Huang	Class [•]
Alex Yu	Class [•]
Joseph M. Taylor	Class [•]
[•]	Class [•]

Recommendation of the CGC Board
THE CGC BOARD RECOMMENDS THAT CGC SHAREHOLDERS VOTE “FOR” [EACH DIRECTOR NOMINEE PURSUANT TO] THE DIRECTOR ELECTION PROPOSAL.
The existence of financial and personal interests of one or more of CGC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of CGC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and CGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 9 — THE ADJOURNMENT PROPOSAL
Overview
The Adjournment Proposal allows the CGC Board to submit a proposal to approve, by ordinary resolution, the adjournment of the EGM to a later date or dates, if necessary or desirable. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the parties to consummate the Business Combination.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is presented to the EGM and is not approved by CGC’s shareholders, the CGC Board may not be able to adjourn the EGM to a later date or dates, if necessary or desirable. In such events, the Business Combination may not be completed.
Vote Required for Approval
Approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on a particular proposal under Cayman Islands law.
The Initial Shareholders collectively own 6,900,000 CGC Ordinary Shares, or approximately 20% of the issued and outstanding CGC Ordinary Shares as follows: (i) the Sponsor owns 6,800,000 CGC Class B Shares; and (ii) DirectorCo owns 100,000 CGC Class B Shares. Accordingly, we will need [•] Public Shares to vote in favor of the Adjournment Proposal to approve it if all CGC Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.
Resolution to be Voted Upon
“RESOLVED, as an ordinary resolution, that the EGM be adjourned to a later date or dates, if the CGC Board deems it necessary or desirable, be approved.”
Recommendation of the CGC Board
THE CGC BOARD RECOMMENDS THAT CGC SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of CGC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of CGC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and CGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, and CGC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of the material U.S. federal income tax considerations (i) for U.S. Holders and non-U.S. Holders (each as defined below, and collectively, “Holders”) of CGC Class A Shares and CGC Public Warrants (each, a “CGC security”) of the Domestication, (ii) for Holders of CGC Class A Shares that elect to have the PubCo Common Stock that they receive in connection with the Domestication redeemed for cash if the Business Combination is completed and (iii) for non-U.S. Holders relating to the ownership and disposition of PubCo Common Stock and PubCo Warrants (each, a “PubCo security”) after the Domestication. This section applies only to Holders that hold their CGC securities or PubCo securities, as applicable, as “capital assets” for U.S. federal income tax purposes (generally, property held for investment).
This discussion is limited to U.S. federal income tax considerations and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. Additionally, this discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, estate tax, the special accounting rules under Section 451(b) of the Code, the “Medicare” tax on certain investment income and the different consequences that may apply if you are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:
•
the Sponsor, or any holders of CGC Class B Shares or CGC Private Warrants;

•
dealers or traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•
tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts;

•
qualified foreign pension funds and entities wholly owned by one or more qualified foreign pension funds;

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banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

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U.S. expatriates or former long-term residents of the United States;

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persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of the stock of CGC or PubCo (except to the limited extent provided below);

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partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes or beneficial owners of partnerships or other pass-through entities or arrangements;

•
persons holding CGC securities or PubCo securities as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

•
persons whose functional currency is not the U.S. dollar;

•
persons who purchase PubCo securities as part of the PIPE Financing;

•
persons that received CGC securities or will hold PubCo securities as compensation for services; or

•
“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entity holds CGC securities or PubCo securities, the tax treatment of a partner or other member in such partnership or other pass-through entity generally will depend upon the status of the partner or other member, the activities of the partnership or other pass-through entity and certain determinations made at the partner or member level. If you are a partner or member of a partnership or other pass-through entity holding CGC securities or PubCo securities, you are urged to consult your tax advisor regarding the tax consequences to you of a redemption, the Domestication, and/or the ownership and disposition of PubCo securities by the partnership or other pass-through entity.

This discussion is based on the Code, the regulations promulgated by the U.S. Treasury Department (“Treasury Regulations”), and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. CGC has not sought, and does not intend to seek, any rulings from the Internal Revenue Service (the “IRS”) as to any U.S. federal income tax considerations described herein. Accordingly, there can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.
EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO SUCH HOLDER OF THE TRANSACTION AND THE OWNERSHIP AND DISPOSITION OF HOLDCO SECURITIES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.
U.S. Holders
This section applies to you if you are a U.S. Holder. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of CGC securities or PubCo securities, as the case may be, that is, for U.S. federal income tax purposes:
•
an individual who is a U.S. citizen or resident of the United States;

•
a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

The Domestication
In General
The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code. Under Section 368(a)(1)(F) of the Code, a reorganization (an “F Reorganization”) is a “mere change in identity, form, or place of organization of one corporation, however effected.” Pursuant to the Domestication, CGC will change its jurisdiction of incorporation from the Cayman Islands to Delaware.
In the opinion of Greenberg Traurig, LLP, counsel to CGC, the Domestication should qualify as an F Reorganization, subject to the assumptions, qualifications and limitations described herein and in the opinion included as Exhibit 8.1 hereto. An opinion of counsel is not binding on the IRS or any court, and there can be no assurance that the IRS or any court will agree with this position. CGC has not requested a ruling from the IRS with respect to any aspect of the U.S. federal income tax treatment of the Domestication.
If the Domestication qualifies as an F Reorganization, U.S. Holders of CGC securities generally should not recognize taxable gain or loss on the Domestication for U.S. federal income tax purposes, except as provided below under the headings “Effects of Section 367” and “PFIC Considerations.” The aggregate adjusted tax basis of the PubCo securities received in the Domestication by a U.S. Holder should be equal to the adjusted tax basis of the CGC securities surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below), and the holding period of the PubCo securities should include U.S. Holder’s holding period of the CGC securities surrendered in the Domestication in exchange therefor

If the Domestication does not qualify as an F Reorganization, it is not clear how the Domestication would be characterized for U.S. federal income tax purposes and what the resulting tax consequences would be. In such case, the tax consequences of the Domestication to U.S. Holders may depend, among other things, on whether the Domestication would otherwise qualify for tax-free treatment under Section 368 or Section 351 of the Code, and U.S. Holders might be required to recognize any gain realized on the exchange of CGC securities for PubCo securities, although possibly not any loss realized.
The remainder of this discussion assumes that the Domestication qualifies as an F Reorganization.
Effects of Section 367
Section 367 of the Code applies to certain transactions involving foreign (i.e., non-U.S.) corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise qualify as “reorganizations” within the meaning of Section 368 of the Code. Section 367(b) of the Code will apply to U.S. Holders on the date of the Domestication.
“U.S. Shareholders” of CGC
A U.S. Holder who, on the date of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of CGC stock entitled to vote or 10% or more of the total value of all classes of CGC stock (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the CGC stock it directly owns, within the meaning of Treasury Regulations under Section 367 of the Code. Complex attribution rules apply in determining whether a U.S. Holder is a U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to the particular tax consequences applicable to them of these attribution rules.
A U.S. Shareholder’s “all earnings and profits amount” with respect to its CGC stock is the net positive earnings and profits of CGC attributable to such CGC stock (as determined under Treasury Regulations under Section 367 of the Code) but without regard to any gain that would be realized on a sale or exchange of such CGC stock. Treasury Regulations under Section 367 of the Code provide that the “all earnings and profits amount” attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.
PubCo intends to provide on the investor relations section of its website information regarding CGC’s cumulative net earnings and profits through the date of the Domestication once the information is available.
U.S. Holders That Own Less Than 10 Percent of CGC Stock
A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) CGC stock with a fair market value of $50,000 or more and is not a U.S. Shareholder will recognize gain (but not loss) with respect to its CGC stock in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits amount” attributable to such holder’s CGC stock as described below.
Unless a U.S. Holder makes the “all earnings and profits” election as described below, such U.S. Holder must recognize gain (but not loss) in an amount equal to the excess of the fair market value of the New CGC stock received in the Domestication over the U.S. Holder’s adjusted tax basis in the CGC stock surrendered in exchange therefor.
In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the “all earnings and profits amount” attributable to its CGC stock under Treasury Regulations under Section 367(b). This election must comply with applicable Treasury Regulations and must include, among other things:
(i)
a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)
a complete description of the Domestication;

(iii)
a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)
a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)
a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from CGC establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s CGC stock and (B) a representation that the U.S. Holder has notified CGC (or PubCo) that the U.S. Holder is making the election; and

(vi)
certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached to the U.S. Holder’s timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice of making the election to CGC (or New CGC) Inc. no later than the date such tax return is filed. As mentioned above, PubCo intends to provide on the investor relations section of its website information regarding CGC’s cumulative net earnings and profits through the date of the Domestication once the information is available.
U.S. Holders That Own CGC Stock with a Fair Market Value of Less Than $50,000
A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) CGC stock with a fair market value less than $50,000 and is not a U.S. Shareholder will not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication and will not be required to include any part of the “all earnings and profits” amount in income.
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.
PFIC Considerations
In General
In addition to the discussion under the heading “Effects of Section 367” above, even if the Domestication qualifies as an F reorganization, the Domestication could be a taxable event to U.S. Holders under the passive foreign investment company, or PFIC, provisions of the Code.
A foreign corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair hmarket value and averaged quarterly over the year) are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, cash generally is considered to be a passive asset.
The application of the PFIC rules to warrants is uncertain. The Code provides that, to the extent provided in Treasury Regulations, if any person has an option to acquire shares of a PFIC, the shares will be considered as owned by that person for purposes of the PFIC rules. Under proposed Treasury Regulations that have a retroactive effective date, an option to acquire shares of a PFIC is generally treated as ownership of those PFIC shares. The remainder of this discussion assumes that the PFIC rules will apply to CGC Public Warrants if CGC were a PFIC. However, U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to CGC Public Warrants prior to the finalization of the proposed Treasury Regulations.

If non-U.S. corporation is treated as a PFIC during a U.S. Holder’s holding period, it will, with respect to such U.S. Holder, always be treated as a PFIC, regardless of whether it satisfied either of the qualification tests in subsequent years, subject to certain exceptions (such as upon making a “deemed sale” election).
The adverse impact of the PFIC rules on a U.S. Holder that holds shares in a PFIC may generally be mitigated if the U.S. Holder makes a timely qualified electing fund (“QEF”) election or mark-to-market election for the PFIC’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) shares, or a QEF election along with an applicable purging election (each, a “PFIC Election”).
PFIC Status of CGC
Because CGC is a blank check company with no current active business (as determined for purposes of the PFIC rules), CGC believes that it has been a PFIC since its first taxable year and that it will be a PFIC for its current taxable year.
Application of the PFIC Rules to the Domestication
Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form or if the IRS successfully asserts that Section 1291(f) of the Code is self-executing notwithstanding the absence of final or temporary Treasury Regulations, those proposed Treasury Regulations may require gain recognition to U.S. Holders of CGC securities upon the Domestication if (i) CGC were classified as a PFIC at any time during such U.S. Holder’s holding period in such CGC securities; and (ii) the U.S. Holder had not timely made a PFIC Election with respect to such CGC securities. Currently, however, a PFIC Election cannot be made with respect to CGC Public Warrants.
The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of CGC. Under these rules:
•
the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s CGC securities;

•
the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which CGC was a PFIC, will be taxed as ordinary income;

•
the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the Domestication (discussed under the heading “Effects of Section 367” above) would be treated as gain subject to these rules.
It is not possible to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. Therefore, U.S. Holders of CGC securities that have not made a timely PFIC Election may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication with respect to their CGC securities.
THE RULES DEALING WITH PFICS IN THE CONTEXT OF THE DOMESTICATION ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, AND WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION

OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.
PFIC Reporting Requirements
A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally is required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such forms are properly filed.
Tax Consequences of Exercising Redemption Rights
The U.S. federal income tax consequences to a U.S. Holder of CGC Class A Shares that exercises its redemption rights to receive cash in exchange for all or a portion of its CGC Class A Shares will depend on whether the redemption qualifies as a sale of CGC Class A Shares under Section 302 of the Code. Whether that redemption qualifies for sale treatment will depend largely on the total number of shares of CGC stock treated as held by the U.S. Holder (including any stock constructively owned by the U.S. Holder as a result of, among other things, owning warrants) relative to all outstanding shares of CGC stock both before and after the redemption. The redemption of stock generally will be treated as a sale of the stock (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. Holder, results in a “complete termination” of the U.S. Holder’s interest in CGC or is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only CGC stock actually owned by the U.S. Holder, but also shares of CGC stock that are constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which generally would include stock that could be acquired pursuant to the exercise of warrants.
In order to meet the substantially disproportionate test, the percentage of CGC’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption must, among other requirements, be less than 80% of the percentage of CGC’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. Because, prior to the Business Combination, the CGC Class A Shares may not be considered voting stock, it is unclear whether this test could be satisfied by a U.S. Holder. There will be a complete termination of a U.S. Holder’s interest if either all the shares of CGC stock actually and constructively owned by the U.S. Holder are redeemed or all the shares of CGC stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other CGC stock. The redemption of the CGC Class A Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in CGC. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in CGC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its tax advisors as to the tax consequences of redemption of CGC Class A Shares.
If the redemption qualifies as a sale of stock by the U.S. Holder under Section 302 of the Code, the U.S. Holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the CGC Class A Shares redeemed. Such gain or loss should be treated as capital gain or loss and generally would be long-term capital gain or loss if the U.S. Holder’s holding period for such CGC Class A Shares exceeds one year. It is unclear, however, whether the redemption rights of a U.S. Holder with respect to the CGC Class A Shares may suspend the running of the applicable holding period for this purpose. If the running of the holding period is suspended, then non-corporate U.S. Holders may not be able to satisfy the one year holding period requirement for long-term capital gain treatment, in which case any gain on a sale or taxable disposition of the CGC Class A Shares would be subject to short-term capital gain treatment. Net short-term capital gains generally are taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. Holders may be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. Holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from CGC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such U.S. Holder’s CGC Class A Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the CGC Class A Shares. Special rules apply to dividends received by U.S. Holders that are taxable corporations. After the application of the foregoing rules, any remaining tax basis of the U.S. Holder in the redeemed CGC Class A Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining stock, or, to the basis of stock constructively owned by such holder if the stock actually owned by the holder is completely redeemed.
Because the redemption of CGC Class A Shares held by U.S. Holders that exercise redemption rights will occur prior to the Domestication, U.S. Holders exercising redemption rights should not be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication but will be subject to the potential tax consequences of the PFIC rules discussed further above.
Non-U.S. Holders
This section applies to you if you are a non-U.S. Holder. For purposes of this discussion, a “non-U.S. Holder” is a beneficial owner of CGC securities or PubCo securities, as the case may be, that is, for U.S. federal income tax purposes:
•
a nonresident alien individual, other than certain former citizens and residents of the United States;

•
a foreign corporation; or

•
a foreign estate or trust estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of a disposition of CGC securities or PubCo securities. A holder that is such an individual should consult its tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of CGC securities or PubCo securities.
The Domestication
The Domestication is not expected to result in any U.S. federal income tax consequences to non-U.S. Holders of CGC securities.
Tax Consequences of Exercising Redemption Rights
The characterization for U.S. federal income tax purposes under Section 302 of the Code to a non-U.S. Holder of CGC Class A Shares that exercises its redemption rights to receive cash in exchange for all or a portion of its CGC Class A Shares will generally correspond to the U.S. federal income tax characterization of such a redemption by a U.S. Holder, as described under “U.S. Holders — Tax Consequences of Exercising Redemption Rights,” above.
If the redemption qualifies as a sale of stock by a non-U.S. Holder under Section 302 of the Code, such non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to the sale unless such gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such non-U.S. Holder maintains in the United States).
If the redemption does not qualify as a sale of stock under Section 302 of the Code, the non-U.S. Holder will be treated as receiving a corporate distribution from CGC, which distribution will constitute a dividend to the extent paid out of CGC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid or deemed paid to a non-U.S. Holder in connection with the redemption generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such non-U.S. Holder maintains in the United States).
Ownership of PubCo Securities
Distributions on PubCo Common Stock
The gross amount of any distribution on PubCo Common Stock to a non-U.S. Holder will, to the extent paid out of PubCo’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), constitute a dividend and will be subject to a U.S. federal withholding tax on the gross amount of the dividend at a rate of 30%, unless (i) such dividends are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. Holder in the United States), or (ii) such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). To the extent that the amount of the distribution exceeds PubCo’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the non-U.S. Holder’s tax basis in its PubCo Common Stock, and thereafter as gain realized from the sale of PubCo Common Stock, the tax consequences of which would be the same as the consequences of recognizing gain on a sale or other disposition of PubCo Common Stock as described below under the heading “— Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities.”
Dividends paid by PubCo to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. Holder in the United States) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, the effectively connected income will be subject to regular U.S. income tax as if the non-U.S. Holder were a U.S. resident, unless an applicable income tax treaty provides otherwise. A corporate non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).
Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities
Subject to the discussion below under “Information Reporting and Backup Withholding” and “FATCA”, non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange, redemption or other taxable disposition of PubCo securities, unless either:
•
the gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder); or

•
PubCo is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. Holder’s holding period for the applicable PubCo security, except, in the case where shares of the PubCo Common Stock are “regularly traded on an established securities market” (within the meaning of applicable U.S. Treasury regulations, referred to herein as “regularly traded”), (i) the non-U.S. Holder is disposing of PubCo Common Stock and has owned at all times, whether actually or based on the application of constructive ownership rules, 5% or less of the total shares of PubCo Common Stock outstanding within the shorter of the five-year period preceding such disposition of PubCo Common Stock or such non-U.S. Holder’s holding period for such PubCo Common Stock or (ii) the non-U.S. Holder is disposing of PubCo Warrants and has owned at all times, whether actually or based on the application of constructive ownership rules,

5% or less of the total fair market value of PubCo Warrants (provided PubCo Warrants are considered to be regularly traded) within the shorter of the five-year period preceding such disposition of such PubCo Warrants or such non-U.S. Holder’s holding period for such PubCo Warrants.
Gain described in the first bullet point above will be subject to U.S. federal income tax as if the non-U.S. Holder were a U.S. resident, unless an applicable income tax treaty provides otherwise. A corporate non-U.S. Holder may also be subject to an additional “branch profits tax” at a rate of 30% (or a lower treaty rate).
With respect to the second bullet point above, PubCo does not believe that it will be a USRPHC immediately after the Business Combination and does not anticipate becoming a USPRHC. However, because the determination of whether PubCo is a USRPHC depends on the fair market value of its “United States real property interests,” relative to the fair market value of its non-U.S. real property interests and other business assets, there can be no assurance PubCo will not become a USPRHC in the future. If, contrary to expectations, the second bullet point above applies to a non-U.S. Holder, gain recognized by such holder will be subject to U.S. federal income tax as if the non-U.S. Holder were a U.S. resident. In addition, the transferee in the sale, exchange, redemption or other taxable disposition may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such sale, exchange, redemption or other taxable disposition if such shares of New Egale Common Stock are not treated as “regularly traded on an established securities market.”
Possible Constructive Distributions
The terms of each PubCo Warrant may provide for an adjustment to the number of shares of PubCo Common Stock for which the PubCo Warrant may be exercised or to the exercise price of the PubCo Warrant in certain events. An adjustment that has the effect of preventing dilution generally is not taxable. A non-U.S. Holder of a PubCo Warrant would, however, be treated as receiving a constructive distribution from PubCo if, for example, the adjustment increases the holder’s proportionate interest in PubCo’s assets or earnings and profits (e.g., through an increase in the number of shares of PubCo Common Stock that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the PubCo Common Stock that is taxable to the non-U.S. Holders of such shares as described under “— Distributions on PubCo Common Stock” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the non-U.S. Holder of such warrant received a cash distribution from PubCo equal to the fair market value of such increased interest.
Information Reporting and Backup Withholding
Information reporting requirements may apply to cash received in redemption of PubCo Common Stock, dividends received or deemed received with respect to CGC securities or PubCo securities, and the proceeds received on the disposition of CGC securities or PubCo securities effected within the United States (and, in certain cases, outside the United States), in each case other than in the case of U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent) or is otherwise subject to backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Information returns may be filed with the IRS in connection with, and non-U.S. Holders may be subject to backup withholding on amounts received in respect of their CGC securities or PubCo securities, in transactions effected in the United States or through certain U.S.-related financial intermediaries, unless the non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. Holder otherwise establishes an exemption.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

FATCA
Sections 1471 to 1474 of the Code (commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) impose a 30% withholding tax on payments of U.S.-source dividends (including amounts treated as dividends received pursuant to a redemption of stock or a constructive distribution), and subject to the discussion of certain proposed Treasury Regulations below, on the gross proceeds from a sale, exchange or other taxable disposition of stock (including a redemption treated as a sale), in each case if paid to “foreign financial institutions” (which is broadly defined for this purpose and generally includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, certain non-U.S. Holders may be able to obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Non-U.S. Holders located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. Holders should consult their tax advisers regarding the possible implications of FATCA to the sale, exchange, or other taxable disposition of, or distribution (including constructive distribution) with respect to, the PubCo securities.
The IRS has released proposed Treasury Regulations that, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds from the sale, exchange or other taxable disposition of stock (including a redemption treated as a sale). In its preamble to such proposed Treasury Regulations, the IRS stated that taxpayers may generally rely on the proposed Treasury Regulations until final Treasury Regulations are issued.

MATERIAL CAYMAN ISLANDS TAX CONSIDERATIONS
The following summary contains a description of material Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.
Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.
The following is a discussion of material Cayman Islands income tax consequences of an investment in CGC Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws
Payments of dividends and capital in respect of CGC Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of CGC Ordinary Shares, as the case may be, nor will gains derived from the disposal of CGC Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.
No stamp duty is payable in respect of the issue of CGC’s securities or on an instrument of transfer in respect of any of CGC’s securities.
The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to CGC levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.
CGC has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:
The Tax Concessions Act (As Revised) Undertaking as to Tax Concessions
In accordance with the Tax Concessions Act (As Revised), the following undertaking is hereby given to CGC:
1.   That no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to CGC or its operations; and
2.   In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
•
on or in respect of the shares, debentures or other obligations of CGC;

OR
•
by way of the withholding in whole or part, of any relevant payment as defined in The Tax Concessions Act.

These concessions shall be for a period of twenty years from the 1st day of November 2024.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(in thousands, except share and per share data, unless otherwise stated)
Capitalized terms under this section not otherwise defined in this proxy statement/prospectus have the respective meanings ascribed to them in the Business Combination Agreement.
Introduction
The following is selected unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the transactions.
The unaudited pro forma condensed combined balance sheet as of December 31, 2024 gives pro forma effect to the Business Combination as if it was consummated on December 31, 2024. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 gives pro forma effect to the Business Combination as if it was consummated on January 1, 2024.
This information should be read together with Factorial’s and CGC’s audited financial statements and related notes, “Factorial’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “CGC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.
The unaudited pro forma condensed combined balance sheet as of December 31, 2024 has been prepared using the following:
•
Factorial’s audited consolidated balance sheet as of December 31, 2024, as included elsewhere in this proxy statement/prospectus

•
CGC’s audited balance sheet as of December 31, 2024, as included elsewhere in this proxy statement/prospectus

•
Both Factorial’s and CGC’s unaudited financial information related to certain financing transactions completed during the years ended December 31, 2025 and December 31, 2026, specifically CGC’s IPO completed on May 5, 2025 and Factorial’s issuance of convertible notes in August 2025 and January 2026, reflected as pro forma adjustments, identified as “pro forma adjustments for 2025 and 2026”, that are included due to their impact to the Business Combination.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 has been prepared using the following:
•
Factorial’s audited consolidated statement of operations for the year ended December 31, 2024, as included elsewhere in this proxy statement/prospectus, and

•
CGC’s audited statement of operations for the period from October 29, 2024 (inception) to December 31, 2024, as included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and does not necessarily reflect what the actual results of operations of the combined company would have been had the Business Combination occurred on December 31, 2024 or January 1, 2024. The unaudited pro forma condensed combined financial information has been prepared, in accordance with Article 11 of Regulation S-X and is for informational purposes only. It is subject to several uncertainties and assumptions as described in the accompanying notes.
Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

Description of the Transaction
On December 17, 2025, CGC entered into the Business Combination Agreement with Factorial and Merger Sub.
The board of directors of CGC has approved the Business Combination and the Domestication. In connection with, and as part of, the Domestication, CGC will become a Delaware corporation and will change its corporate name to “Factorial Holdings, Inc.” and all outstanding securities of CGC will convert into securities of PubCo, as described in more detail in the accompanying proxy statement/prospectus.
By virtue of the Merger and without any action on the part of any Party or any other person, the Aggregate Merger Consideration, equal to the Equity Value of $1.1 billion, consisting of a number of shares of PubCo Common Stock equal to the Equity Value divided by the Redemption Price, shall be issued as set forth in (i)-(ii) or reserved for issuance as set forth in (iii)-(iv) below:
i.
At the Merger Effective Time, each share of Factorial Common Stock that is issued and outstanding as of immediately prior to the Merger Effective Time (excluding treasury shares, dissenting shares and shares held by the Factorial Founders) will be automatically canceled and converted into the right to receive a corresponding number of shares of PubCo Series A Common Stock equal to the Consideration Ratio and each share of Factorial’s capital stock that is issued and outstanding as of immediately prior to the Merger Effective Time held by the Factorial Founders will automatically be canceled and converted into the right to receive a corresponding number of shares of PubCo Series B Common Stock equal to the Consideration Ratio;

ii.
The number of shares of Factorial Common Stock set forth in (i) above gives effect to:

a.
The conversion of each outstanding convertible debt instrument including accrued interest of Factorial into Factorial Common Stock pursuant to its terms; and

b.
The conversion of each issued and outstanding share of Factorial Preferred Stock into a number of shares of Factorial Common Stock in accordance with the terms of Section 5.1 of the Factorial Certificate of Incorporation;

c.
The conversion of each issued and outstanding Factorial Warrant into a number of shares of Factorial Common Stock in accordance with the terms of the corresponding warrant agreements;

iii.
each outstanding and unexercised vested Factorial Option to purchase shares of Factorial Common Stock will become a PubCo Option containing the same terms, conditions, vesting and other provisions as are currently applicable to such Factorial Options, provided that each PubCo Option will be exercisable for the number of shares of PubCo Series A Common Stock equal to the Consideration Ratio multiplied by the number of shares of Factorial common stock subject to the Factorial Option as of immediately prior to the Merger Effective Time, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the Factorial Option divided by the Consideration Ratio, rounded up to the nearest whole cent;

iv.
each Factorial RSU that is outstanding with respect to shares of Factorial Common Stock will be cancelled in exchange for a PubCo RSU under the PubCo Incentive Plan containing the same terms, conditions, vesting and other provisions as are currently applicable to such Factorial RSU, provided that each PubCo RSU will settle in a number of shares of PubCo Series A Common Stock equal to a number of shares of PubCo Series A Common Stock as set forth on an allocation schedule, rounded down to the nearest whole share;

v.
each share of Factorial Common Stock held immediately prior to the Effective Time by Factorial as treasury stock shall be automatically cancelled and extinguished, and no consideration shall be paid with respect thereto; and

vi.
each share of capital stock of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall be automatically cancelled and extinguished and converted into one share of Factorial Common Stock.

In addition, PubCo shall consummate the PIPE Financing pursuant to PIPE Purchase Agreements through which the PIPE Investors agree to subscribe for and purchase, and CGC agrees to issue and sell to the PIPE Investors, on the Closing Date, an aggregate of 9,927,184 shares of PubCo Series A Common Stock at an average subscription price of $10.08 per share (assuming a Redemption Price of $10.30 per share).
The diagram below depicts a simplified version of the combined company’s organizational structure immediately following the consummation of the Business Combination and the PIPE Financing:
Set forth below is a calculation, on a per CGC Class A Ordinary Share basis, of the estimated net cash to be received by Surviving Corporation from the Trust Account in a no redemption scenario, 50% redemption scenario, and the Maximum Redemptions Scenario (which is the 100% redemption scenario). Such calculations are based upon (i) cash held in the Trust Account as of December 31, 2024 of approximately $10.30 per Public Share (rounded to the nearest cent) and (ii) gross cash proceeds expected to be received from the PIPE Financing, and (iii) estimated transaction expenses of $28,673 including the estimated PIPE Financing transaction expenses of $3,750, Factorial estimated transaction expenses of $8,545, and CGC estimated transaction expenses of $16,378. Included within the $16,378 of CGC estimated transaction expenses is the $13,000 deferred underwriting fee owed to Cantor under the no redemption scenario, which is reduced to $9,014 under the 50% redemption scenario, and $3,750 under the 100% redemption scenario per the terms of the Fee Modification Agreement based upon the assumed Redemption Price of $10.30 per Public Share. Pursuant to the Investor Stock Purchase Agreements, the PIPE Investors have the right to fulfill their obligations thereunder through the purchase of Public Shares and the non-redemption thereof. The calculations assume that the PIPE Investors will fulfill their obligations under the Investor Stock Purchase Agreement through the purchase of shares of PubCo Common Stock thereunder and not through the purchase of any such NRA Shares. The total number of shares outstanding in the table below gives effect to the issuance of shares of PubCo Common Stock upon consummation of the Business Combination.

(in thousands, except share and per share amounts)	No Redemptions(1)	50% Redemption(2)	Maximum Redemptions(3)
CGC Class A Ordinary Shares Not Redeemed	27,600,000	13,800,000	—
Gross Cash Proceeds of Trust Account at $10.30 per CGC Class A Ordinary Share	$284,280	$142,140	$—
Gross Cash Proceeds from the PIPE Financing(4)	$100,000	$100,000	$100,000
Estimated Transaction Expenses(5)	$28,673	$24,687	$19,423
Total Shares Outstanding	135,299,428	121,499,428	107,699,428
Net Cash Per Share Outstanding	$2.63	$1.79	N/A*

*
Amount is less than zero

(1)
This scenario assumes that no CGC Class A Ordinary Shares are redeemed by CGC Public Shareholders.

(2)
This scenario assumes that 13,800,000 of CGC Class A Ordinary Shares are redeemed by CGC Public Shareholders.

(3)
This scenario assumes that 27,600,000 of CGC Class A Ordinary Shares are redeemed by CGC Public Shareholders.

(4)
Assumes that the PIPE Investors will fulfill their obligations under the Investor Stock Purchase Agreement through the purchase of shares of PubCo Common Stock thereunder and not through the purchase of any such NRA Shares.

(5)
Includes estimated transaction expenses relating to both the Business Combination and the PIPE Financing.

Accounting for the Business Combination
The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under a reverse recapitalization, CGC will be treated as the “acquired” company for financial reporting purposes. Factorial has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:
•
Factorial’s stockholders will have the largest voting interest in the post-combination company under the no redemption, 50% redemption and 100% redemption scenarios;

•
As a result of such voting interest, Factorial’s stockholders will have the ability to nominate at least a majority of the members of the PubCo Board of Directors;

•
Factorial’s senior management is the senior management of the post-combination company; and

•
Factorial is the larger entity, in terms of substantive operations and employee base.

Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Factorial issuing shares for the net assets of CGC, accompanied by a recapitalization. The net assets of CGC will be stated at fair value, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Factorial.
Basis of Pro Forma Presentation
The historical financial information has been adjusted to give pro forma effect to (1) certain 2025 and 2026 financing transactions that have occurred, specifically CGC’s IPO completed on May 5, 2025 and Factorial’s issuance of convertible notes in August 2025 and January 2026, that are included due to their respective impact on the Business Combination and (2) the expected impact of certain events that are related and/or directly attributable to the Business Combination, both of which are factually supportable and are expected to have a continuing impact on the results of the combined company. For the convertible notes issued by Factorial in January 2026, the Company estimated the pro forma effect for proceeds received under such convertible notes through January 26, 2026. Therefore, the pro forma effect of such convertible notes with proceeds received subsequent to January 26, 2026 is not reflected in these pro forma financial statements. The pro forma effect to these certain 2025 and 2026 financing transactions and the expected events have both been assumed to have occurred as of December 31, 2024 for balance sheet purposes and for the expected events on January 1, 2024 for income statement purposes. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Business Combination.
The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2024 and in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 are based on preliminary estimates. The final amounts recorded may differ from the information presented.
Factorial and CGC have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma condensed combined financial information has been prepared assuming three alternative levels of redemption into cash of CGC’s Class A Ordinary Shares:
In Scenario 1, which assumes that no CGC Public Shareholders exercise their Redemption Rights, 27,600,000 shares previously subject to redemption for cash would be transferred to shareholders’ equity at $0.00001 par value.
In Scenario 2, which assumes the same facts as described in items above, but also assumes 13,800,000 shares, which is 50% of CGC Class A Ordinary Shares, are redeemed for $142,140 by CGC Public Shareholders, at a Redemption Price of $10.30 per share.
In Scenario 3, which assumes the same facts as described in items above but also assumes the full amount of the 27,600,000 CGC Class A Ordinary Shares are redeemed for $284,280 by CGC Public Shareholders, at a Redemption Price of $10.30 per share; cash required of approximately $284,280 would be paid out in cash from the Trust Account.
Adjustments in the unaudited pro forma condensed combined financial information for Scenario 2 and Scenario 3 represent the incremental adjustments from Scenario 1 for the different levels of redemption into cash of CGC’s Class A Ordinary Shares. Additionally, all three redemption scenarios assume that both the CGC Private Warrants and CGC Public Warrants survive the Business Combination and convert into PubCo Warrants.
The pro forma shares of the combined common stock issued and outstanding immediately after the Business Combination under the three redemption scenarios are as below:
	Scenario 1 Assuming No Redemptions into Cash	Scenario 2 Assuming 50% Redemptions into Cash	Scenario 3 Assuming 100% Redemptions into Cash
CGC’s Public Shareholders(1)	27,600,000	13,800,000	—
Sponsor and DirectorCo(2)	5,900,000	5,900,000	5,900,000
PIPE Investors(3)	10,927,184	10,927,184	10,927,184
Factorial Stockholders(4)	90,872,244	90,872,244	90,872,244
Total Shares Outstanding	135,299,428	121,499,428	107,699,428

(1)
Represents CGC’s Public Shareholders of CGC Class A Ordinary Shares under the no redemption, 50% redemption, and 100% redemption scenarios.

(2)
Amount includes 5,800,000 Founder Shares held by the Sponsor and 100,000 Founder Shares held by DirectorCo (in which, each of CGC’s independent directors and advisors hold an interest in 30,000 Founder Shares).

(3)
Includes (i) an aggregate of 9,927,184 shares of PubCo Series A Common Stock sold to the PIPE Investors at an average price of $10.08 per share (assuming a Redemption Price of $10.30 per share);

and (ii) an aggregate of 1,000,000 shares of PubCo Series A Common Stock constructively transferred to the PIPE Investors by the Sponsor as part of the Sponsor Accommodation.
(4)
Includes (i) an aggregate of 3,044,447 shares of PubCo Series A Common Stock issued to Factorial Common Shareholders from conversion of Factorial Common Stock based upon the Consideration Ratio; (ii) an aggregate of 15,880,424 shares of PubCo Series B Common Stock issued to Factorial’s founders from the exchange of shares of Factorial Common Stock based upon a Consideration Ratio; (iii) an aggregate of 68,910,544 shares of PubCo Series A Common Stock issued to Factorial Preferred Shareholders from the exchange of shares of Factorial Preferred Stock; (iv) an aggregate of 2,656,653 shares of PubCo Series A Common Stock issued to holders of the convertible debt instruments of Factorial from conversion of such instruments along with accrued interest (assuming interest accrues from the date the proceeds were received under such notes, August 2025 or January 2026, through May 14, 2026) into shares of Factorial Common Stock immediately before the Business Combination and the subsequent exchange into shares of PubCo Series A Common Stock; and (v) an aggregate of 380,176 shares of PubCo Series A Common Stock issued to holders of the Factorial Warrants from their cashless exercise of the warrants for shares of Factorial Preferred Stock and converted into shares of Factorial Common Stock immediately before the Business Combination and subsequent exchange for PubCo Series A Common Stock.

Unaudited Condensed Combined Pro Forma Balance Sheets
as of December 31, 2024
(in thousands, except share and per share data)
	Historical				Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming 50% Redemptions into Cash			Scenario 3 Assuming Maximum Redemptions into Cash
	CGCT	Factorial	Pro Forma Adjustments for 2025 and 2026 Transactions	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Balance Sheet	Incremental Adjustments for 50% Redemptions Scenario	Notes	Pro Forma Balance Sheet	Incremental Adjustments for Maximum Redemptions Scenario	Notes	Pro Forma Balance Sheet
Assets
Current assets:
Cash and cash equivalents	$—	$48,252	$1,119	(a)	$284,280	(c)	$418,978	$3,986	(d)	$280,824	$9,250	(d)	$143,948
			14,000	(b)	(24,923)	(d)		(142,140)	(g)		(284,280)	(g)
					96,250	(e)		—			—
Prepaid expenses	3	—	—		—		3	—		3	—		3
Other current assets	—	1,386	—		—		1,386	—		1,386	—		1,386
Total current assets	3	49,638	15,119		355,607		420,367	(138,154)		282,213	(275,030)		145,337
Restricted cash	—	3,169	—		—		3,169	—		3,169	—		3,169
Deferred offering costs	264	—	(264)	(a)	—		—	—		—	—		—
Property and equipment, net	—	47,690	—		—		47,690	—		47,690	—		47,690
Operating lease right-of-use assets, net	—	8,769	—		—		8,769	—		8,769	—		8,769
Financing lease right-of-use assets, net	—	6,767	—		—		6,767	—		6,767	—		6,767
CGC Investments held in Trust Account	—	—	276,000	(a)	(276,000)	(c)	—	—		—	—		—
Total assets	$267	$116,033	$290,855		$79,607		486,762	$(138,154)		$348,608	$(275,030)		$211,732
Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$—	$472	$—		$—		$472	$—		$472	$—		$472
Accrued expenses	—	2,023	—		—		2,023	—		2,023	—		2,023
Accrued offering costs	243	—	(243)	(a)	—		—	—		—	—		—
Operating lease liabilities, current portion	—	1,211	—		—		1,211	—		1,211	—		1,211
Financing lease liabilities, current portion	—	713	—		—		713	—		713	—		713
Related party promissory note	42	—	(42)	(a)	—		—	—		—	—		—
Total current liabilities	285	4,419	(285)		—		4,419	—		4,419	—		4,419
Operating lease liabilities, net of current portion	—	8,537	—		—		8,537	—		8,537	—		8,537
Financing lease liabilities, net of current portion	—	8,773	—		—		8,773	—		8,773	—		8,773

	Historical				Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming 50% Redemptions into Cash			Scenario 3 Assuming Maximum Redemptions into Cash
	CGCT	Factorial	Pro Forma Adjustments for 2025 and 2026 Transactions	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Balance Sheet	Incremental Adjustments for 50% Redemptions Scenario	Notes	Pro Forma Balance Sheet	Incremental Adjustments for Maximum Redemptions Scenario	Notes	Pro Forma Balance Sheet
Convertible Notes liability	—	—	14,000	(b)	(14,000)	(f)	—	—		—	—		—
Deferred UW Fee Payable	—	—	13,140	(a)	(13,140)	(d)	—	—		—	—		—
Warrant liability	—	1,148			(1,148)	(f)	—	—		—	—		—
Total liabilities	285	22,877	26,855		(28,288)		21,729	—		21,729	—		21,729
Redeemable convertible preferred stock
Factorial Series A-1 redeemable convertible preferred stock	—	327	—		(327)	(f)	—	—		—	—		—
Factorial Series A-2 redeemable convertible preferred stock	—	655	—		(655)	(f)	—	—		—	—		—
Factorial Series B-1 redeemable convertible preferred stock	—	2,169	—		(2,169)	(f)	—	—		—	—		—
Factorial Series C-1 redeemable convertible preferred stock	—	28,303	—		(28,303)	(f)	—	—		—	—		—
Factorial Series C-2 redeemable convertible preferred stock	—	26,013	—		(26,013)	(f)	—	—		—	—		—
Factorial Series D redeemable convertible preferred stock	—	192,185	—		(192,185)	(f)	—	—		—	—		—
CGC Class A Common Stock Subject to Redemption	—	—	254,279	(a)	(254,279)	(g)	—	—		—	—		—
Total redeemable convertible preferred stock	—	249,652	254,279		(503,931)		—	—		—	—		—
Stockholders’ equity (deficit)
PubCo Series A common stock	—	—	—		7	(f)	11	(1)	(g)	10	(3)	(g)	8
					4	(g)		—			—
Pubco Series B common stock	—	—	—		2	(f)	2	—		2	—		2
CGC Preferred stock	—	—	—		—		—	—		—	—		—
CGC Class B Common Stock	1	—	—		(1)	(g)	—	—		—	—		—
Additional paid-in capital	24	25,193	9,721	(a)	(11,783)	(d)	647,975	3,986	(d)	509,822	9,250	(d)	372,948
					266,057	(f)		(142,139)	(g)		(284,277)	(g)
					(12,043)	(f)		—			—
					274,556	(g)		—			—
					96,250	(e)		—			—
Accumulated deficit	(43)	(181,731)	—		(1,257)	(f)	(183,031)	—		(183,031)	—		(183,031)
Accumulated other comprehensive income	—	76	—		—		76	—		76	—		76
Factorial Treasury stock	—	(34)	—		34	(f)	—	—		—	—		—
Total stockholders’ equity (deficit)	(18)	(156,496)	9,721		611,826		465,033	(138,154)		326,879	(275,030)		190,003
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$267	$116,033	$290,855		$79,607		$486,762	$(138,154)		$348,608	$(275,030)		$211,732

The pro forma adjustments to the unaudited condensed combined pro forma balance sheet as of December 31, 2024 consist of the following:
(a)
Reflects the pro forma 2025 adjustments to CGC’s balance sheet including (refer to below table for pro forma entries):

i.
Proceeds received by CGC on May 5, 2025 from its IPO of 27,600,000 CGC Units, which included the full exercise by the underwriters of their over-allotment option of 3,600,000 CGC Units, at $10.00 per CGC Unit, generating net proceeds of $271,200 after deducting underwriting discounts paid of $4,800. Each CGC Unit consisted of one CGC Class A Ordinary Share (i.e., 27,600,000 Class A shares) and one-half of one redeemable warrant (i.e., 13,800,000 CGC Public Warrants). Each whole Public Warrant entitles the holder to purchase one CGC Class A ordinary share at a price of $11.50 per share, subject to adjustment. CGC allocated $3,133 of the IPO proceeds as fair value of the public warrants, which are classified within additional paid-in capital, net of $54 of allocated offering costs.

ii.
CGC’s sale of an aggregate of 6,800,000 CGC Private Warrants on May 5, 2025 to the Sponsor and Cantor, the representative of the underwriters of the IPO, at a price of $1.00 per CGC Private Warrant, generating gross proceeds of $6,800. CGC recorded $4,800 of the

CGC Private Warrant proceeds to the Trust Account to offset the $4,800 of underwriting discounts paid for the IPO and the remaining $2,000 to cash and cash equivalents.
iii.
The deferred underwriting fee that CGC owes to the underwriters once the Business Combination occurs. The deferred underwriting fee was originally $13,140 and was subsequently revised pursuant to the Fee Modification Agreement to be $13,000 under the 0% Redemption Scenario, $9,014 under the 50% Redemption Scenario, and $3,750 under the 100% Redemption Scenario. Of the original $13,140 deferred underwriting fee recorded as a liability on CGC’s balance sheet from its IPO, $12,991 was allocated to the CGC Class A Shares and $149 was allocated to the CGC Public Warrants, which are recorded in additional paid-in capital, in stockholders’ equity, respectively.

iv.
The repayment of $881 of other offering costs (including the outstanding balance of the related party promissory note and elimination of both deferred and accrued offering costs resulting in $21 allocated to additional paid-in capital) from CGC’s IPO and related transactions. Of the $881 of other offering costs, $851 was allocated to the CGC Class A Ordinary Shares and $30 was allocated between the CGC Public Warrants and CGC Private Warrants in stockholders’ equity, respectively.

	Cash and Cash Equivalents	Deferred offering costs	CGC Investments held in Trust Account	Accrued offering costs	Related party promissory note	Deferred UW Fee Payable	CGC Class A Common Stock Subject to Redemption	Additional paid-in capital
CGC IPO Proceeds	—	—	271,200	—	—	—	268,121	3,079
CGC Private Warrants	2,000	—	4,800	—	—	—	—	6,800
CGC Deferred Underwriter Fee	—	—	—	—	—	13,140	(12,991)	(149)
CGC IPO Other Offering Costs	(881)	(264)	—	(243)	(42)	—	(851)	(9)
Total	1,119	(264)	276,000	(243)	(42)	13,140	254,279	9,721

(b)
Reflects Factorial’s issuance of Convertible Notes in August 2025 and January 2026 for an aggregate $14,000 face value (based on cash proceeds received under such notes by January 26, 2026), which will be converted, along with accrued interest, into Factorial Common Stock immediately before the consummation of the Business Combination necessitating inclusion in these pro forma adjustments. Note that Factorial has elected the Fair Value Option for the such Convertible Notes in accordance with ASC 825, Financial Instruments; however, the pro forma adjustments herein are not giving effect to any change in fair value of the notes stemming from such election. Assumptions regarding interest accruals are recorded as transaction accounting adjustments in (f).

(c)
Represents the assumed interest earned, assuming a redemption price of $10.30 per CGC Class A Ordinary Share, on investments held in the Trust Account held by CGC, discussed in footnote (a), of $8,280, and the transfer of both CGC’s investments held in the Trust Account, and the assumed interest earned to cash and cash equivalents. Refer to the below table for the pro forma entries:

	Cash and cash equivalents	CGC Investments held in Trust Account	Accumulated deficit
Transfer of CGC’s investments held in trust account	284,280	(284,280)	—
Interest Earned on Investments Held in Trust Account	—	8,280	8,280
Total	284,280	(276,000)	8,280

(d)
Reflects the following pro forma adjustments for transaction costs associated with the Business Combination (refer to below table for pro forma entries):

CGC’s estimated cash payments of approximately $16,378 for transaction expenses related to the Business Combination. The transaction expenses of $16,378 includes $13,000 deferred underwriting fee to the underwriter which was adjusted downwards from the historical CGC amount by $140 through additional paid-in capital, (which decreases to $9,014 under the 50% Redemption Scenario, and $3,750 under the 100% Redemption Scenario), and other transaction costs of $3,378 estimated to be incurred after December 31, 2024 until the close of the Business Combination.
The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP ASC 805. Under this method of accounting, Factorial is the accounting acquirer, and as a result, qualifying transaction costs incurred by Factorial are treated as deferred offering costs and any balance below the net proceeds from this reverse recapitalization will be charged directly to equity. This recording complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs — SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred offering costs consist of legal and other professional expenses incurred through the balance sheet date that are directly related to the Proposed Business Combination and are reflected in shareholders’ equity (deficit) in these pro formas of the Proposed Business Combination with any balance below the net proceeds from this Business Combination. Should the Proposed Business Combination prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operating expenses.
Factorial’s estimated cash payments are approximately $8,545 for transaction expenses related to the Business Combination. The transaction expenses of $8,545 include a $5,000 merger underwriting fee and $3,545 of other related transaction expenses to be incurred after December 31, 2024 until the close of the Business Combination. These costs are reflected in additional paid-in capital in these pro formas.
Note that the CGC deferred underwriting fee as referenced in footnote (a) of $13,000 was partially recorded net of the CGC Class A Ordinary Shares with the remainder going to additional-paid-in-capital and as such, the $13,000 deferred underwriting fee is transferred to additional paid-in-capital through the conversion of the CGC Class A Ordinary Shares into PubCo Series A Common Stock as discussed in footnote (e). Therefore, transaction costs over the $13,000 underwriting fee, which is $3,378, are recorded as expense for CGC through accumulated deficit but reclassified into additional paid-in capital, net of the $140 adjustment discussed above, as a result of the Business Combination.
		Scenario 1		Scenario 2 Incremental Adjustments		Scenario 3 Incremental Adjustments
	Deferred UW Fee Payable	Cash and cash equivalents	Additional paid-in capital	Cash and cash equivalents	Additional paid-in capital	Cash and cash equivalents	Additional paid-in capital
CGC cash payments of transaction expenses and adjustments	(13,140)	(16,378)	(3,238)	3,986	3,986	9,250	9,250
Factorial cash payments of transaction expenses	—	(8,545)	(8,545)	—	—	—	—
Total	(13,140)	(24,923)	(11,783)	3,986	3,986	9,250	9,250

(e)
Concurrently with the Business Combination Agreement, CGC entered into the PIPE Stock Purchase Agreements with the Sponsor Investor and the Institutional Investor. Pursuant to the PIPE Stock Purchase Agreements, the PIPE Investors agree to subscribe for and purchase, and CGC agrees to issue and sell to the PIPE Investors, on the Closing Date, an aggregate of 9,927,184 shares of PubCo Series A Common Stock at an average subscription price of $10.08 per share (assuming a Redemption Price of $10.30 per share). CGC estimates PIPE Financing transactions costs will be $3,750, leading to net proceeds of $96,250. The PIPE Financing will lead to the issuance of 9,927,184 shares of Pubco Series A Common Stock and a constructive transfer of 1,000,000 shares of PubCo Series A Common Stock to the PIPE Investors by the Sponsor. These pro forma financial statements assume that the PIPE Investors will fulfill their obligations under the PIPE Stock Purchase Agreement through the purchase of shares of PubCo Common Stock thereunder and not through the purchase of any such NRA Shares.
(f)
Reflects the following pro forma adjustments for conversion of historical Factorial instruments associated with the Business Combination and the elimination of CGC accumulated deficit:

i.
The assumption includes the $14,000 face value of Factorial’s convertible debt instruments (based on cash proceeds received under such convertible debt instruments by January 26, 2026) plus $1,300 of accrued interest expense (assuming interest beginning on various dates in August 2025 and January 2026 through May 14, 2026) totaling $15,300 with the conversion occurring in accordance with the respective agreements resulting in 707,431 shares of Factorial Common Stock. The resulting 707,431 shares of Factorial Common Stock are then exchanged into 2,656,653 shares of PubCo Series A Common Stock with a $0.0001 par value per share in accordance with the Business Combination.

ii.
The conversion of 18,349,937 shares of Factorial Preferred Stock into Factorial Common Stock on a one-to-one basis and then exchanged into 68,910,544 shares of PubCo Series A Common Stock with a $0.0001 par value per share.

iii.
The cashless exercise of 295,558 Factorial Warrants into 101,236 shares of Factorial Common Stock immediately before the consummation of the Business Combination and then exchanged into 380,176 PubCo Series A Common Stock.

iv.
The exchange of 810,699 shares of Factorial Common Stock into 3,044,447 shares of PubCo Series A Common Stock with a $0.0001 par value per share.

v.
The exchange of 4,228,739 shares of Factorial Common Stock into 15,880,424 shares of PubCo Series B Common Stock with a $0.0001 par value per share.

vi.
The removal of Factorial Treasury Stock into additional paid-in capital immediately prior to the Merger Effective Time by the Company as treasury stock shall be automatically cancelled and extinguished, and no consideration shall be paid with respect thereto.

vii.
The elimination of historical CGC accumulated deficit of $43, through additional paid-in capital, and the accumulated deficit impact of the $1,300 interest expense on the Factorial Convertible Notes discussed in footnote f(i). The income impact of the CGC pro forma transaction accounting adjustments discussed in footnotes (c) and (g)(i) are reclassified into additional paid-in capital due to the effects of the Business Combination as they represent income and expenses of CGC that are eliminated. The accumulated deficit impact of the CGC transaction costs is discussed in footnote (d).

(g)
Reflects the following pro forma adjustments for redemptions associated with the Business Combination (refer to below table for pro forma entries):

i.
Scenario 1, which assumes that no CGC Public Shareholders exercise their Redemption Rights, 27,600,000 shares previously subject to redemption for cash (accreted to its redemption value of $284,280 through an adjustment to accumulated deficit of $20,280 and an adjustment to additional paid-in capital of $9,721) would be transferred to shareholders’ equity at $0.00001 par value.

ii.
In Scenario 2, which assumes the same facts as described in items above, but also assumes 13,800,000 shares, which is 50% of CGC Class A Ordinary Shares, are redeemed for cash by CGC Public Shareholders, at a Redemption Price of $10.30 per share.

iii.
In Scenario 3, which assumes the same facts as described in items above, but also assumes the full amount of the 27,600,000 CGC Class A Ordinary Shares are redeemed for cash by CGC Public Shareholders, at a Redemption Price of $10.30 per share.

iv.
In all three redemption scenarios, the adjustment reflects the conversion of 6,900,000 CGC Class B Shares into 6,900,000 shares of PubCo Series A Common Stock, with a par value $0.00001 per share. Additionally, these pro forma financial statements assume that both the CGC Private Warrants and CGC Public Warrants survive the Business Combination and convert into PubCo Warrants.

				Scenario 1		Scenario 2 Incremental Adjustments			Scenario 3 Incremental Adjustments
	CGC Class A Common Stock Subject to Redemption	CGC Class B Common Stock	Accumulated deficit	PubCo Series A common stock	Additional paid-in capital	Cash and cash equivalents	PubCo Series A common stock	Additional paid-in capital	Cash and cash equivalents	PubCo Series A common stock	Additional paid-in capital
Accretion of CGC Class A Shares	30,001	—	(20,280)		(9,721)	—		—	—		—
Redemptions	(284,280)	—	—	3	284,277	(142,140)	(1)	(142,139)	(284,280)	(3)	(284,277)
CGC Class B Conversion	—	(1)	—	1	—	—		—	—		—
Total	(254,279)	(1)	(20,280)	4	274,556	(142,140)	(1)	(142,139)	(284,280)	(3)	(284,277)
Unaudited Condensed Combined Pro Forma Statement of Operations
For the twelve month period ended December 31, 2024
(in thousands, except share and per share data)
	Historical		Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming 50% Redemptions into Cash			Scenario 3 Assuming Maximum Redemptions into Cash
	CGCT	Factorial	Transaction Accounting Adjustments	Notes	Pro Forma Statement of Operations	Incremental Adjustments for 50% Redemptions Scenario	Notes	Pro Forma Statement of Operations	Incremental Adjustments for Maximum Redemptions Scenario	Notes	Pro Forma Statement of Operations
Operating expenses:
Research and development, net	$—	$31,809	$—		$31,809	$—		$31,809	$—		$31,809
Selling, general and administrative	43	24,711	3,378	(a)	28,132	—		28,132	—		28,132
Total operating expense	43	56,520	3,378		59,941	—		59,941	—		59,941
Loss from operations	(43)	(56,520)	(3,378)		(59,941)	—		(59,941)	—		(59,941)
Change in fair value of warrant liability	—	488	(488)	(b)	—	—		—	—		—
Other income (expense), net	—	1,688	—		1,688	—		1,688	—		1,688
Loss before provision for income taxes	(43)	(54,344)	(3,866)		(58,253)	—		(58,253)	—		(58,253)
Income tax expense	—	—	—		—	—		—	—		—
Net loss	$(43)	$(54,344)	$(3,866)		$(58,253)	$—		$(58,253)	$—		$(58,253)
Weighted average common stock outstanding, common stock subject to possible redemption	—	—
Basic and diluted net income per share, common stock subject to redemption	$—	$—
Weighted average common stock outstanding, common stock, non-redeemable	5,000,000	—
Basic and diluted net loss per share, common stock, non-redeemable	$(0.01)	$—

	Historical		Scenario 1 Assuming No Redemptions into Cash				Scenario 2 Assuming 50% Redemptions into Cash				Scenario 3 Assuming Maximum Redemptions into Cash
	CGCT	Factorial	Transaction Accounting Adjustments	Notes	Pro Forma Statement of Operations		Incremental Adjustments for 50% Redemptions Scenario	Notes	Pro Forma Statement of Operations		Incremental Adjustments for Maximum Redemptions Scenario	Notes	Pro Forma Statement of Operations
Basic and diluted weighted average common stock outstanding	—	5,009,250	—		—		—		—		—		—
Basic and diluted net loss per share, common stock	—	$(10.85)	—		—		—		—		—		—
Basic and diluted pro forma weighted average shares outstanding	—	—	—		135,299,428	(c)	—		121,499,428	(c)	—		107,699,428	(c)
Basic and diluted pro forma net loss per share	—	—	—		$(0.43)	(c)	—		$(0.48)	(c)	—		$(0.54)	(c)

The pro forma adjustments to the unaudited condensed combined pro forma statement of operations for the year ended December 31, 2024 consist of the following:
(a)
Reflects CGC’s estimated transaction expenses of approximately $3,378 related to the Business Combination, excluding the $13,000 underwriter fee (which decreases to $9,014 under the 50% Redemption Scenario, and $3,750 under the 100% Redemption Scenario). Note that this adjustment does not reflect $8,545 of estimated transaction expenses expected to be incurred by Factorial. The $8,545 of Factorial transaction expenses are presented net of within stockholders’ equity (deficit) on the unaudited combined pro forma balance sheet as of December 31, 2024 pursuant to applicable accounting principles related to reverse recapitalizations.

(b)
Represents an adjustment to eliminate the change in the fair value of the Factorial Warrant Liability as this pro forma financial information presumes the Business Combination occurred on January 1, 2024 and therefore, includes the exchange of the Factorial Warrants into shares of PubCo Series A Common Stock as of the earliest period presented (i.e., January 1, 2024).

(c)
The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the initial public offering occurred as of the earliest period presented (January 1, 2024). In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combination for the entire period.

Net Loss per Share
Net loss per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2024.
The following unaudited pro forma condensed combined financial information has been prepared to present three alternative scenarios with respect to redemption of ordinary shares by Public Shareholders at the time of the Business Combination for the year ended December 31, 2024:

	Scenario 1 Assuming No Redemptions into Cash	Scenario 2 Assuming 50% Redemptions into Cash	Scenario 3 Assuming Maximum Redemptions into Cash
For the year ended December 31, 2024
Pro forma net loss	$(58,253)	$(58,253)	$(58,253)
Pro forma basic and diluted net loss per share	$(0.43)	$(0.48)	$(0.54)
Number of ordinary shares
CGC’s Public Shareholders	27,600,000	13,800,000	—
Sponsor and DirectorCo	5,900,000	5,900,000	5,900,000
PIPE Investors	10,927,184	10,927,184	10,927,184
Factorial Stockholders	90,872,244	90,872,244	90,872,244
Total shares outstanding	135,299,428	121,499,428	107,699,428

DILUTION
CGC Shareholders who acquired Public Shares in the IPO will have their ownership interests diluted to the extent of the difference between the initial public offering price of $10.00 per Public Share sold in the IPO and the net tangible book value per share at the time of the Business Combination assuming various sources of material probable dilution described below but excluding the effects of the consummation of the Business Combination itself.
As of September 30, 2025, CGC’s net tangible book value was $(12.6) million, calculated as total assets of $281.6 million less total liabilities of $13.5 million, and less Public Shares subject to redemption classified in mezzanine equity of $280.7 million. The number of CGC Ordinary Shares outstanding as of September 30, 2025, was 34,500,000, which includes 27,600,000 CGC Class A Shares and 6,900,000 CGC Class B Shares.
The following table presents the net tangible book value per share at various redemption levels that may occur in connection with the consummation of the Business Combination assuming various sources of material probable dilution, but excluding the effects of the Business Combination transaction itself. This presentation takes into account the PIPE Investments, the reclassification of unredeemed Public Shares of CGC to permanent equity, and the payment of CGC’s estimated transaction costs in connection with the potential Business Combination. In addition to excluding the Business Combination itself, this presentation excludes 26,067,481 shares of PubCo Series A Common Stock that will be issuable upon the exercise or settlement of the Factorial Options and Factorial RSUs. Also, this presentation excludes shares of PubCo Series A Common Stock that will initially be available for issuance under the PubCo Incentive Plan and ESPP, as such shares will not be outstanding on the Closing Date.
	No Redemptions Scenario(1)		50% Redemptions Scenario(2)		Maximum Redemptions Scenario(3)
	Shares*	Tangible Book Value per Share**	Shares*	Tangible Book Value per Share**	Shares*	Tangible Book Value per Share**
CGC net tangible book value per share as of September 30, 2025	34,500,000	(0.37)	34,500,000	(0.37)	34,500,000	(0.37)
CGC Shareholders and PIPE Investors, after the Redemption of Public Shares and payment of estimated transaction costs	44,427,184	7.83	30,627,184	6.91	16,827,184	4.54
Initial offering price of CGC Class A shares		$10.00		$10.00		$10.00
Net tangible book value per share giving effect to dilutive securities and other related events, excluding the Business Combination		7.46		6.54		4.18
Dilution to non-redeeming shareholders		$(2.54)		$(3.46)		$(5.82)

*
See table below for a reconciliation of the number of shares.

**
See table below for the calculation of the net tangible book value per share.

The calculation of net tangible book value is as follows (in thousands, except share amounts):
Numerator Adjustments	No Redemptions Scenario(1)	50% Redemption Scenario(2)	Maximum Redemptions Scenario(3)
Net tangible book value of CGC as of September 30, 2025	(12,645)	(12,645)	(12,645)
Adjustment to reflect the proceeds from PIPE, net of underwriting fee	96,250	96,250	96,250
Adjustment to reflect reclassification of unredeemed Public Shares of CGC to permanent equity	280,670	140,335	—
Adjustment to reflect payment of transaction expenses of CGC, net of associated liabilities	(16,378)	(12,392)	(7,128)
Historical net tangible book value of CGC adjusted for redemptions, proceeds from PIPE, reclassification of unredeemed Public Shares of CGC to permanent equity, and payment of transaction costs	347,897	211,548	76,477
Denominator Adjustments	No Redemptions Scenario(1)	50% Redemption Scenario(2)	Maximum Redemptions Scenario(3)
Shares outstanding held by CGC Shareholders as of September 30, 2025	34,500,000	34,500,000	34,500,000
Adjustment to reflect assumed redemption of CGC Class A shares	—	(13,800,000)	(27,600,000)
Adjustment to reflect shares issuable to PIPE Investors	9,927,184	9,927,184	9,927,184
CGC Shareholders and PIPE Investors, after the Redemption of Shares	44,427,184	30,627,184	16,827,184

(1)
This scenario assumes that no Public Shares are redeemed. This scenario further assumes the closing of the PIPE Investments of approximately $96.2 million, the reclassification of unredeemed Public Shares of CGC to permanent equity of approximately $280.7 million, payment of the estimated transaction costs of CGC of $16.3 million.

(2)
This scenario assumes that 13,800,000 Public Shares, or 50% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $142.1 million (based on the estimated per-share redemption price of approximately $10.30 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025. This scenario further assumes the closing of the PIPE Investment of approximately $96.2 million, the reclassification of unredeemed Public Shares of CGC to permanent equity of $140.3 million, payment of the estimated transaction costs of CGC of $12.4 million.

(3)
This scenario assumes that 27,600,000 Public Shares held by the Public Shareholders are redeemed for an aggregate payment of approximately $284.3 million (based on the estimated per-share redemption price of approximately $10.30 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025. This scenario further assumes the closing of the PIPE Investment of approximately $96.3 million, payment of the estimated transaction CGC of $7.1 million. The Maximum Redemptions Scenario represents the redemption of all Public Shares held by Public Shareholders other than the 6,900,000 Class B shares that are subject to Non-Redemption Agreements.

After taking into account the effects of the consummation of the Business Combination itself, for each of the No Redemptions Scenario, 50% Redemptions Scenario, and Maximum Redemptions Scenario, the valuation of Factorial would need to equal $444.3 million, $306.3 million, and $168.3 million, respectively, in order for the non-redeeming shareholders’ interest per share to be at least equal to the IPO price per Public Share ($10.00 per share).
This required disclosure is not a guarantee that the trading price of the common stock of the combined company will not be below the IPO offering price of CGC, nor is the disclosure a guarantee that the combined company valuation will attain one of the stated levels of valuation.

INFORMATION ABOUT CGC
References in this section to “we”, “our”, “us”, the “Company”, or “CGC” generally refer to CGC.
General
We are a SPAC incorporated in the Cayman Islands on October 29, 2024, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, CGC is a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.
CGC’s IPO
On November 12, 2024, the Sponsor and DirectorCo paid $25,000, or approximately $0.004 per share, to cover certain of our offering and formation costs in exchange for 5,750,000 Founder Shares. Each of our independent directors, Ali Bouzarif, Kevin Gold and Sanford Litvack, has received for their services as directors an indirect interest in 30,000 Founder Shares through membership interests in DirectorCo. On May 1, 2025, pursuant to a share recapitalization, we issued an additional 1,150,000 Founder Shares to the Sponsor (with DirectorCo waiving its entitlement to be issued additional Founder Shares in connection therewith and directing its allotment be issued to the Sponsor), resulting in the Sponsor and DirectorCo holding an aggregate of 6,900,000 Founder Shares, with up to 900,000 Founder Shares subject to surrender and forfeiture depending on the extent to which the over-allotment option of the underwriter, as discussed in further detail below, was exercised.
On May 5, 2025, we consummated the IPO of 27,600,000 CGC Units, which included the full exercise by the underwriters of their over-allotment option of 3,600,000 CGC Units. The CGC Units were sold at an offering price of $10.00 per CGC Unit, generating total gross proceeds of $276,000,000.
Simultaneously with the closing of the IPO, we consummated the sale of an aggregate of 6,800,000 CGC Private Warrants, at a price of $1.00 per warrant, in a private placement to the Sponsor and Cantor, the representative of the underwriters of the IPO, generating gross proceeds of $6,800,000.
A total of $276,000,000 comprised of the net proceeds from the IPO and the Private Placement was placed in the Trust Account, located in the United States with Continental acting as trustee. The funds held in the Trust Account are invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds in the Trust Account that may be released to CGC to pay its taxes and up to $100,000 of interest to pay dissolution expenses, the funds held in the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of an initial business combination, (ii) the redemption of the Public Shares if CGC is unable to complete an initial business combination within 24 months from the closing of the IPO, subject to applicable law or (iii) the redemption of any of CGC’s Public Shares properly tendered in connection with a shareholder vote to amend the CGC Articles (A) to modify the substance or timing of its obligation to allow redemption in connection with an initial business combination or to redeem 100% of CGC’s Public Shares if it does not complete an initial business combination within 24 months from the closing of the IPO or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity.
Effecting CGC’s Initial Business Combination
On December 17, 2025, we entered into a Business Combination Agreement with Factorial and Merger Sub, pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, the following will occur: (i) the Domestication of CGC as a Delaware corporation is intended to occur one business day prior to the Closing Date, in which CGC will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the CGC Articles, Section 388 of the DGCL and the Cayman Companies Act; (ii) on the Closing Date, the Merger of Merger Sub with and into Factorial, with Factorial surviving the Merger as a wholly-owned subsidiary of CGC, in accordance with the Business Combination Agreement and DGCL; and (iii) CGC will consummate the other transactions contemplated by the Business Combination Agreement, all as more fully described elsewhere in this proxy statement/prospectus. See “Proposal No. 1 — The Business Combination Proposal” for more information.
We are not presently engaged in, and we will not engage in, any operations until the consummation of the Business Combination. We intend to effectuate the Business Combination using cash held in the Trust Account and the proceeds of the PIPE Investment.
If not all of the funds released from the Trust Account are used for redemptions of CGC Class A Shares, we may use the balance of the cash released to us from the Trust Account for general corporate purposes, including to pay transaction expenses and for Factorial’s working capital.
Fair Market Value of Factorial’s Business; 80% test
Pursuant to the CGC Articles and Nasdaq listing rules, CGC’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the signing of the definitive agreement to enter into the business combination. CGC will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. The CGC Board determined that this test was met in connection with the Business Combination.
Shareholder Approval of the Business Combination
Under the CGC Articles, because CGC is seeking shareholder approval in connection with the Business Combination, it may only complete such the Business Combination if it receives an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding CGC Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. Further, pursuant to the CGC Articles, in connection with such shareholder approval, CGC must provide its Public Shareholders with the opportunity to redeem their Public Shares. For more information, please see the section entitled “The Extraordinary General Meeting.”
Potential Purchases of Public Shares
The Sponsor and CGC’s officers and directors do not have any plans at this time to purchase Public Shares from Public Shareholders or to take any other actions to incentivize non-redemption. However, at any time prior to the EGM, during a period when they are not then aware of any material nonpublic information regarding CGC or its securities, the Sponsor and CGC’s officers and directors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares that such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of CGC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.
In the event that the Sponsor and CGC’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to increase the likelihood of obtaining shareholder approval of the Business Combination, subject to the limitations on voting contained in applicable SEC interpretations of Rule 14e-5 under the Exchange Act or to increase the proceeds from the Trust Account released to PubCo, where it appears that such requirement would otherwise not be met. CGC expects any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.
In addition, if such purchases are made, the public “float” of CGC Class A Shares and the number of beneficial holders of CGC Class A Shares may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of CGC’s securities on Nasdaq.
In the event the Sponsor and CGC’s officers and directors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. To the extent that the Sponsor and CGC’s officers and directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. See “Business Combination — Potential Purchases of Public Shares” for more information.
Liquidation if No Business Combination
The CGC Articles provide that we will have 24 months from the closing of the IPO or by such earlier liquidation date as the CGC Board may approve (the “completion window”) to complete an initial business combination. If we are unable to complete an initial business combination within such completion window, we will as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will constitute full and complete payment for the Public Shares and completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation or other distributions, if any) subject to our obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law.
In connection with the IPO, the Sponsor, DirectorCo, and CGC’s officers and directors entered into the Insider Letter with CGC, pursuant to which they have waived their redemption rights with respect to the completion of an initial business combination or extension of the completion window, as well as their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and any Public Shares held by them if we fail to complete an initial business combination within the completion window, although they will be entitled to liquidating distributions from assets outside the Trust Account. Such redemption rights waiver was provided at the time of the IPO without any separate consideration paid. Additionally, pursuant to the Sponsor Support Agreement, the Sponsor agreed not to redeem any CGC Ordinary Shares held by it in connection with the Business Combination. Such redemption rights waiver was provided without any separate consideration paid in connection with providing such waiver.
The IPO underwriter has agreed to waive its rights to its deferred underwriting commission held in the Trust Account in the event we do not complete an initial business combination within the completion window and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of our Public Shares.
Our Sponsor, officers, and directors have agreed, pursuant to the Insider Letter, that they will not propose any amendment to the CGC Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with an initial business combination or to redeem 100% of our Public Shares if we do not complete an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless we provide the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable), divided by the number of then outstanding Public Shares, subject to limitations and on the conditions described herein. For example, the CGC Board may propose such an amendment if it determines that additional time is necessary to complete the Business Combination, subject to the prior written consent of Factorial under the Business Combination Agreement. In such event, we will conduct a proxy solicitation and distribute proxy materials pursuant to Regulation 14A of the Exchange Act seeking shareholder approval of such proposal, and in connection therewith, provide the Public Shareholders with the redemption rights described above upon shareholder approval of such amendment.
CGC expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from proceeds held outside the Trust Account, although CGC cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay income taxes on interest income earned on the Trust Account balance, CGC may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
Without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by Public Shareholders upon CGC’s dissolution would be approximately $[•] as of the Record Date. The proceeds deposited in the Trust Account could, however, become subject to the claims of CGC’s creditors who would have higher priority than the claims of Public Shareholders. CGC cannot assure you that the actual per-share redemption amount received by Public Shareholders will not be substantially less than $[•]. While CGC intends to pay such amounts, if any, CGC cannot assure you that CGC will have funds sufficient to pay or provide for all creditors’ claims.
Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of CGC under the circumstances. CBIZ CPAs, P.C., our independent registered public accounting firm, and the underwriters of the IPO will not execute agreements with us waiving such claims to the monies held in the Trust Account. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we are unable to complete an initial business combination within the completion window, or upon the exercise of a redemption right in connection with an initial business combination, including the Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors. Pursuant to the Insider Letter, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us (except for CGC’s independent auditors), or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable and up to $100,000 of interest to pay dissolution expenses; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. This liability shall apply in the event that CGC is unable to complete an initial business combination within the completion window. However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of our Company. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for an initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete an initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the Public Shareholders may be reduced below $10.00 per Public Share.
CGC seeks, and will seek, to reduce the possibility the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which CGC does business execute agreements with CGC waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under CGC’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.
If CGC files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against CGC that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of CGC’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, CGC cannot assure you it will be able to return $10.00 per Public Share to its Public Shareholders. Additionally, if CGC files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against CGC that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by CGC’s shareholders. Furthermore, the CGC Board may be viewed as having breached its fiduciary duty to its creditors and/or may have acted in bad faith, and thereby exposing itself and CGC to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. CGC cannot assure you that claims will not be brought against it for these reasons.
Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) our completion of an initial business combination, and then only in connection with those Public Shares that such shareholder properly elected to redeem, subject to the limitations and on the conditions described herein, (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the CGC Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with an initial business combination or to redeem 100% of our Public Shares if we do not complete an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, and (iii) the redemption of our Public Shares if we are unable to complete an initial business combination within the completion window, subject to applicable law and as further described herein. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares, potentially at a loss.

Facilities
We maintain executive offices at 505 Fifth Avenue, 15th Floor, New York, NY 10017 provided by the Sponsor as our executive offices at a cost of $10,000 per month. We consider our current office space, combined with the office space otherwise available to our executive officers, adequate for our current operations.
Employees
We currently have two officers: Peter Yu, our Chief Executive Officer, and Rafael de Luque, our Chief Financial Officer. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed an initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for an initial business combination and the stage of the business combination process we are in. We do not intend to have any full-time employees prior to the completion of an initial business combination.
The Sponsor and DirectorCo
CGC III Sponsor LLC, the Sponsor, is a Cayman Islands limited liability company. The Sponsor was formed prior to the IPO for the purpose of acting as the sponsor of CGC. It is responsible for organizing, directing, and managing the business and affairs of CGC from its incorporation, through the consummation of the IPO, the negotiation of the Business Combination Agreement, and until the consummation of the Business Combination. The Sponsor’s activities included identifying and negotiating terms with the underwriter of the IPO, other third-party service providers such as CGC’s auditors and legal counsel, and CGC’s directors and officers, and searching for and negotiating with potential business combination targets. Other than its investment in CGC and its work on behalf of CGC, the Sponsor is not engaged in any business. The Sponsor made an initial investment of $25,000 to cover certain pre-IPO expenses, in exchange for the issuance of Founder Shares, or approximately $0.004 per share. In connection with the closing of the IPO, the Sponsor purchased 4,400,000 CGC Private Warrants at a price of $1.00 per warrant, for an aggregate purchase price of $4,400,000. Each whole CGC Private Warrant entitles the holder to purchase one CGC Class A Share at a price of $11.50 per share, subject to certain adjustments. The CGC Private Warrants cannot be exercised until 30 days after the completion of the Business Combination, and will expire at 5:00 p.m., New York City time, five years after the completion of the Business Combination or earlier upon redemption or liquidation.
The Initial Shareholders owns 20% of our issued and outstanding CGC Ordinary Shares as of the date of this proxy statement/prospectus. The Sponsor is exclusively “controlled” for CFIUS purposes by Mr. Peter Yu, who is a U.S. citizen, and thus we do not believe that the Sponsor is a “foreign person” as defined in the CFIUS regulations. Mr. Yu is the beneficial owner of 20% of the issued and outstanding CGC Ordinary Shares as of the date of this proxy statement/prospectus, which includes shares directly held by the Sponsor and by DirectorCo, an investment vehicle managed by Sponsor.
The Sponsor is an affiliate of Cartesian Capital Group, LLC (“Cartesian”), a global private equity firm and registered investment adviser headquartered in New York City, New York. Cartesian has extensive experience providing growth capital to companies around the world. Since its inception in 2006, Cartesian has managed more than $3 billion in committed capital. Cartesian was founded by Peter Yu, who previously founded and served as Chief Executive Officer of AIG Capital Partners, Inc. (“AIGCP”), a leading international private equity firm with over $4.5 billion in committed capital.
Cartesian’s team currently consists of 23 professionals, who together have more than 300 years of international private equity experience. Collectively, the Cartesian team has executed more than 55 market-leading investments across 30 countries. Over the years, the Cartesian team has developed an extensive network of relationships, particularly in North America, Europe, South America, and Asia, and an established record of innovative and opportunistic investing, consistent discipline, and significant value creation for all stakeholders.
In December 2020, members of Cartesian’s management team formed Cartesian Growth Corporation (the “CGC I”), a blank check company formed for substantially similar purposes as CGC. CGC I completed its initial public offering in February 2021, in which it sold 34,500,000 units, each unit consisting of one Class A ordinary share of CGC I and one-third of one warrant to purchase one Class A ordinary share of CGC I, for an offering price of $10.00 per unit, generating aggregate gross proceeds of $345,000,000. Certain members of CGC’s management team served on the management team of CGC I. In January 2023, CGC I completed its initial business combination and now operates as AlTi Global, Inc. (f/k/a Alvarium Tiedemann Holdings, Inc.) (“AlTi Global”), a leading independent, global wealth and asset manager that provides entrepreneurs, multi-generational families, institutions, and emerging next-generation leaders with fiduciary capabilities as well as alternative investment strategies and strategic advisory services.
In October 2021, members of Cartesian’s management team formed Cartesian Growth Corporation II (the “CGC II”), another blank check company formed for substantially similar purposes as CGC. CGC II completed its initial public offering in May 2022, in which it sold 23,000,000 units, each unit consisting of one Class A ordinary share of CGC II and one-third of one warrant to purchase one Class A ordinary share of CGC II, for an offering price of $10.00 per unit, generating aggregate gross proceeds of $230,000,000. Certain members of CGC management team currently serve on the management team of CGC II. In October 2024, CGC II announced that it has entered into a non-binding letter of intent with a potential target with respect to its initial business combination. However, there is no guarantee that CGC II will be able to enter into a definitive business combination agreement with such potential target or, if such agreement is entered into, that it will ultimately be able to consummate a business combination with such potential target.
Past performance by our management team, including with respect to Cartesian, CGC I and CGC II, is not a guarantee of success with respect to the Business Combination with Factorial. You should not rely on the historical record of the performance of our management team or businesses associated with them, including Cartesian, CGC I and CGC II as indicative of our future performance of an investment in CGC or Factorial or the returns we will, or are likely to, generate going forward.
Directors and Executive Officers; Biographies
Our officers and directors are as follows:
Name	Age	Position
Peter Yu	64	Chairman, Chief Executive Officer and Director
Rafael de Luque	56	Chief Financial Officer and Director
Ali Bouzarif	47	Director
Kevin Gold	64	Director
Sanford Litvack	89	Director
Peter Yu has served as our Chairman since our inception in October 2024 and as our Chief Executive Officer since December 2024. He also is a Managing Partner of Cartesian. At Cartesian, Mr. Yu led more than 20 investments in companies operating in more than 30 countries. Mr. Yu currently serves on the boards of directors of several companies, including Cartesian Sustainable Finance, LLC, Cartesian Specialty Finance, LLC, TH International Limited (NASDAQ: THCH), Pangaea Foods, SPC, PolyNatura Corp., Cartesian Royalty Holdings Pte. Ltd., Flybondi Limited, and Simba Sleep Limited. Prior to forming Cartesian, Mr. Yu founded and served as the President and Chief Executive Officer of AIGCP. Under his leadership, AIGCP became a leading international private equity firm, with more than $4.5 billion in committed capital. Mr. Yu led numerous investments in several regions and served as Chairman of the investment committee of eight AIGCP private equity funds. Prior to founding AIGCP, Mr. Yu served President Bill Clinton as Director to the National Economic Council, the White House office responsible for developing and coordinating economic policy. Mr. Yu has also served as the Chief Executive Officer of CGC II since October 2021 and as its Chairman since May 2022. Mr. Yu previously served as the Chief Executive Officer and Chairman of CGC I from December 2020 until the consummation of its business combination in January 2023, and thereafter served on the AlTi Global board until June 2024. A graduate of Harvard Law School, Mr. Yu served as President of the Harvard Law Review and as a law clerk on the U.S. Supreme Court. Mr. Yu received a bachelor’s degree from Princeton University’s Woodrow Wilson School. In addition to his commercial activities, Mr. Yu serves on the Advisory Council for the Princeton School for Public & International Affairs, the Advisory Council for the Princeton Institute for International & Regional

Studies, on the board of directors of The John Paul Stevens Fellowship Foundation and on the Global Council of the Carnegie Endowment for International Peace.
Rafael de Luque has served as one of our directors since our inception in October 2024 and as our Chief Financial Officer since December 2024. He is also a Partner at Cartesian where he has led transactions in numerous sectors, including in financial services, convenience retail, mobile communications, and legal services. Mr. de Luque has served on the board of directors of Flybondi Limited since July 2017. Mr. de Luque has also served on the CGC II board of directors since May 2022. Prior to joining Cartesian, Mr. de Luque served as a Vice President at an affiliate of AIGCP, where he specialized in media and content-related investments. Earlier in his career, Mr. de Luque held the position of Financial Consultant at the Inter-American Development Bank. Mr. de Luque, a CFA® charterholder, received his Master of Business Administration from the University of Maryland and holds bachelor’s degrees from Universidad de Los Andes in Colombia.
Ali Bouzarif has served on our board of directors since May 2025. He is currently the CEO of IlWaddi Advisors and has worked with IlWaddi Group, a global private investment group, since 2017. He also serves on the boards of AlTi Global, Connolly Retail Limited, Fueguia SRL, Globe-Trotter Group Limited, and Heathrow Airport Holdings Limited. Mr. Bouzarif was previously a member of the Supervisory Board of Alvarium Investments Limited (“Alvarium”). He also served on the Finance and Compensation Committee of Alvarium. Previously, Mr. Bouzarif served as the Head of M&A and member of the Management Investment Committee at the Qatar Investment Authority (the “QIA”) from 2007 to 2017. During his tenure at the QIA, Mr. Bouzarif served as a member of the board of directors and the remuneration committee of Heathrow Airport and American Express Global Business Travel (NYSE: GBTG), a board member and member of the commitment committee of AccorHotels, and a member of the board of Canary Wharf Group. Mr. Bouzarif holds a Master’s degree in business engineering from Solvay Brussels School of Economics & Management and is a CFA® charterholder.
Kevin Gold has served on our board of directors since May 2025. He is currently the Executive Chairperson at Mishcon de Reya LLP (“Mishcon”), an 800-lawyer global law firm, a position he has held since 2020. At Mishcon, Mr. Gold specializes in corporate finance, mergers and acquisitions, and joint ventures, as well as advising on international tax matters, particularly offshore trusts and the international tax structuring of companies. Additionally, Mr. Gold guides Mishcon’s strategic growth, particularly in international markets, as well as launching and leading the firm’s ancillary businesses. Mr. Gold joined Mishcon in 1995 from Bayer-Rosin, where he served as a partner, and became Managing Partner of Mishcon in 1997. Mr. Gold has received numerous accolades throughout his legal career, including being named “Law Firm Leader of the Year” at the 2015 Legal Business Awards, and has been listed in the inaugural Spear’s 2023 Power List. He is currently a Trustee of the Social Mobility Business Partnership. Mr. Gold earned his bachelor’s degree in sociology and psychology with a minor in comparative African government and law from the University of Cape Town.
Sanford Litvack has served on our board of directors since May 2025. He has over six decades of experience in commercial litigation and corporate operations, both in the private and public sectors. Mr. Litvack is currently a Partner at Chaffetz Lindsey LLP, a leading boutique trial and arbitration law firm. Previously, Mr. Litvack served as Assistant Attorney General in charge of the Antitrust Division of the Department of Justice and was selected by President George W. Bush to serve on the Antitrust Modernization Commission. In addition to his courtroom experience, Mr. Litvack spent a decade at The Walt Disney Company, holding various roles including General Counsel, Chief of Corporate Operations, and Vice Chairman of the board of directors. He is also a former director of Hewlett Packard. From August 2022 through February 2024, Mr. Litvack served on the board of directors for L Catterton Asia Acquisition Corp., a SPAC. Since October 2022, Mr. Litvack has served on the board of directors for ParkerVision, Inc., a leader in proprietary radio frequency technologies. Mr. Litvack earned his B.A. at The University of Connecticut and received his LL.B. from Georgetown University Law Center.
Executive and Director Compensation
None of our officers or directors have received any cash compensation for services rendered to us. We pay the Sponsor $10,000 per month for office space, utilities, secretarial and administrative support services provided to members of our management team. In addition, the Sponsor, DirectorCo, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations (of which there are none as of the date of this proxy statement/prospectus). Our audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to the Sponsor, DirectorCo, officers and directors, or any of their respective affiliates, prior to completion of an initial business combination.
After the completion of the Business Combination, directors or members of our management team who remain with us may be paid consulting or management fees from PubCo. We have not established any limit on the amount of such fees that may be paid by PubCo to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the Business Combination, because the PubCo Board will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the PubCo Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the PubCo Board.
We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of the Business Combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with PubCo after the Business Combination. There are no such agreements or arrangements in place as of the date of this proxy statement/prospectus. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.
Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor, DirectorCo, and officers and directors of CGC in connection with the Business Combination.
	Securities to be Received	Other Compensation
The Sponsor and DirectorCo	(i) 5,900,000 shares of PubCo Series A Common Stock upon the exchange of 6,900,000 Founder Shares, which were initially purchased prior to the IPO for approximately $0.004 per share, and transfer to the PIPE Investors of an aggregate amount of 1,000,000 shares of PubCo pursuant to the Investor Stock Purchase Agreements, (ii) 4,400,000 PubCo Private Warrants issued upon the exchange of 4,400,000 CGC Private Warrants, which were initially purchased in a private placement that closed concurrently with the IPO for $1.00 per warrant, provided, that, if the Warrant Exchange is consummated, then, pursuant to the CGC Warrant Agreement, then each CGC Private Warrant shall be exchanged for a number of shares of PubCo Series A Common Stock equal to the applicable exchange ratio for the exchange of
Reimbursement for loans and advances to CGC; no such amounts are outstanding as of the date of this proxy statement/prospectus.
$10,000 per month to an affiliate of the Sponsor through the Closing for office space, utilities, secretarial and administrative support services provided to members of the CGC management team. As of December 31, 2025, CGC incurred $[•] in fees for these services, of which $50,000 have been paid as of September 30, 2025.
Continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

	Securities to be Received	Other Compensation
CGC Public Warrants for shares of PubCo Series A Common Stock in the Warrant Exchange, and (iii) under the Sponsor Stock Purchase Agreement, an affiliate of the Sponsor will be issued an estimated 2,677,184 shares of PubCo Series A Common Stock, assuming a Redemption Price of $[•] for the Public Shares estimated using an assumed Closing Date of [•], 2026.
Peter Yu	See “Sponsor and DirectorCo” above. Mr. Yu may be deemed to control the Sponsor and DirectorCo.
See “Sponsor and DirectorCo” above. Mr. Yu may be deemed to control the Sponsor and DirectorCo.
Reimbursement for out-of-pocket expenses incurred related to identifying, negotiating, investigating and completing the Business Combination; no such amounts are outstanding as of the date of this proxy statement/prospectus.

CGC Independent Directors (through DirectorCo)	Each of our independent directors, Ali Bouzarif, Kevin Gold and Sanford Litvack, has received for their services as directors an indirect interest in 30,000 Founder Shares through membership interests in DirectorCo.
Reimbursement for loans and advances to CGC; no such amounts are outstanding as of the date of this proxy statement/prospectus.
Reimbursement for out-of-pocket expenses incurred related to identifying, negotiating, investigating and completing the Business Combination; no such amounts are outstanding as of the date of this proxy statement/prospectus.
Continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

The securities issued to the Sponsor, DirectorCo, and CGC’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders. CGC’s independent directors are not members of the Sponsor and are not affiliates of DirectorCo. None of the funds in the Trust Account will be used to compensate our officers or directors. Except for administrative services fees paid or to be paid to the Sponsor, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, officers and directors, or any of their respective affiliates, by CGC for services rendered prior to or in connection with the completion of the Business Combination. However, as detailed above, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, as discussed above. The reimbursement of expenses and advances to the Sponsor, DirectorCo, and CGC’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders.
Number and Terms of Office of Officers and Directors
The CGC Board consists of five members and is divided into three classes with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. Prior to the closing of our initial business combination, only holders of CGC Class B Shares will be entitled to vote on the appointment and removal of directors or continuing the company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend our constitutional documents or to adopt new constitutional documents, in each case, as a result of our approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). Holders of our Public Shares will not be entitled to vote on such matters during such time. These provisions of the CGC Articles relating to these rights of holders of CGC Class B Shares may be amended by a special resolution passed by the affirmative vote of at least 90% (or, where such amendment is proposed in respect of the consummation of our initial business combination, two-thirds) of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, which consists of Sanford Litvack, will expire at our first annual general meeting. The term of office of the second class of directors, which consists of Ali Bouzarif and Kevin Gold, will expire at the second annual general meeting. The term of office of the third class of directors, which consists of Peter Yu and Rafael de Luque, will expire at the third annual general meeting.
Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to vote to appoint officers as it deems appropriate pursuant to our amended and restated memorandum and articles of association.
Director Independence
Nasdaq rules require that a majority of the CGC Board be independent within one year of our initial public offering. An “independent director” is defined generally as a person who, in the opinion of the CGC Board, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). We currently have three “independent directors” as defined in Nasdaq rules and applicable SEC rules. The CGC Board has determined that Ali Bouzarif, Kevin Gold and Sanford Litvack are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.
Committees of the CGC Board of Directors
The CGC Board has established two standing committees: an audit committee and a compensation committee. Subject to phase-in rules, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Each committee operates under a charter approved by our board and will have the composition and responsibilities described below.
Audit Committee
The CGC Board has established an audit committee of the board of directors. Ali Bouzarif, Kevin Gold and Sanford Litvack serve as the members of our audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee, all of whom must be independent. Ali Bouzarif, Kevin Gold and Sanford Litvack are each independent.
Ali Bouzarif serves as the chair of the audit committee. Each member of the audit committee is financially literate and our board of directors has determined that Ali Bouzarif qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:
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assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

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pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent registered public accounting firm all relationships the independent registered public accounting firm have with us in order to evaluate their continued independence;

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setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

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meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

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reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee
The CGC Board has established a compensation committee of our board of directors. The members of our compensation committee are Ali Bouzarif, Kevin Gold and Sanford Litvack. Kevin Gold serves as chair of the compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have a compensation committee of at least two members, all of whom must be independent. Ali Bouzarif, Kevin Gold and Sanford Litvack are each independent. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer’s based on such evaluation;

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reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive compensation and equity based plans that are subject to board approval of all of our other officers;

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reviewing our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting management in complying with our proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

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producing a report on executive compensation to be included in our annual proxy statement; and

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reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Director Nominations
We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the CGC Board. The CGC Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Ali Bouzarif, Kevin Gold and Sanford Litvack. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.
The CGC Board will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for appointment at the next annual general meeting (or, if applicable, an extraordinary general meeting). Our shareholders that wish to nominate a director for appointment to our board of directors should follow the procedures set forth in the CGC Articles.
We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our Public Shares will not have the right to recommend director candidates for nomination to the CGC Board.
Code of Ethics
We have adopted a Code of Ethics applicable to our directors, officers and employees (if any). We have filed a copy of our Code of Ethics as an exhibit to the IPO registration statement. You will be able to review this document by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics and the charters of the committees of our board of directors will be provided without charge upon request from us at 505 Fifth Avenue, 15th Floor, New York, NY 10017. If we make any amendments to our Code of Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, we will disclose the nature of such amendment or waiver on our website. The information included on our website is not incorporated by reference into the registration statement of which this prospectus forms a part or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.
Clawback Policy
We have adopted a compensation recovery policy that is compliant with Nasdaq listing rules as required by the Dodd-Frank Act.

Insider Trading Policy
We have adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees and their respective immediate family members, which are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards while they are in possession of material nonpublic information (the “Insider Trading Policy”).
Conflicts of Interest
Under Cayman Islands law, directors and officers owe the following fiduciary duties:
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duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

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duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

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duty to not improperly fetter the exercise of future discretion;

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duty to exercise authority for the purpose for which it is conferred and a duty to exercise powers fairly as between different sections of shareholders;

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duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

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duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience of that director.
As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position at the expense of the company. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings. Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities, including CGC II, pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, including CGC II, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity, subject to their fiduciary duties under Cayman Islands law. The CGC Articles provide that, to the fullest extent permitted by law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. As a result, the fiduciary duties or contractual obligations of our officers or directors could materially affect our ability to complete our initial business combination.

Below is a table summarizing the entities to which our officers and directors currently have fiduciary duties or contractual obligations:
Individual	Entity	Entity’s Business	Affiliation
Peter Yu	Cartesian Capital Group, LLC (and affiliated entities)	Alternative Investment Manager	Managing Partner
	Cartesian Growth Corporation II	Special Purpose Acquisition Company	Chairman, Chief Executive Officer and Director
	TH International Limited	Food Services	Director
	Flybondi Limited	Low Cost Airline	Director
Rafael de Luque	Cartesian Capital Group, LLC	Alternative Investment Manager	Partner
	Cartesian Growth Corporation II	Special Purpose Acquisition Company	Director
	Flybondi Limited	Low Cost Airline	Director
Ali Bouzarif	IlWaddi Advisors	Private Investment Group	Chief Executive Officer
	AlTi Global, Inc.	Wealth and Asset Manager	Director
	Heathrow Airport Holdings Limited	Airport Services	Alternate Director
	Fueguia SRL	Fragrances	Director
	Globe-Trotter Group Limited	Luxury Luggage	Director
	Connolly Retail Limited	Clothing and Leather Goods	Director
Kevin Gold	Mishcon de Reya LLP	Law Firm	Executive Chairperson
Sanford Litvack	Chaffetz Lindsey LLP	Law Firm	Partner
	ParkerVision, Inc.	Radio Frequency Technologies	Director
In addition, our sponsor and our officers and directors may sponsor or form other SPACs similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination, including with respect to CGC II. As a result, our sponsor, officers and directors could have conflicts of interest in determining whether to present business combination opportunities to us or to any other SPAC with which they may become involved. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination target, which could materially affect our ability to complete our initial business combination.
While we expect that CGC II will have priority over us with respect to acquisition opportunities, we do not believe that any potential conflicts would materially affect our ability to identify a suitable target and to consummate our initial business combination. Our management team has significant experience in identifying and executing multiple acquisition opportunities simultaneously, and we believe there are multiple potential opportunities within the industries and geographies of our primary focus. Additionally, in October 2024, CGC II announced that it has entered into a non-binding letter of intent with a potential target with respect to its initial business combination. However, there is no guarantee that CGC II will be able to enter into a definitive business combination agreement with such potential target or, if such agreement is entered into, that it will ultimately be able to consummate a business combination with such potential target.
Potential investors should also be aware of the following other potential conflicts of interest:
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Our officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and the Business Combination and their other businesses. We do not intend to have any full-time employees prior to the completion of the Business Combination. Each of our officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our officers are not obligated to contribute any specific number of hours per week to our affairs.
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Our Initial Shareholders and CGC’s independent directors hold 6,900,000 Founder Shares and 30,000 Founder Shares respectively, and such shares will have a significantly higher value at the time of the Business Combination. Our Sponsor holds 4,400,000 CGC Private Warrants in connection with the IPO, which will automatically convert at the Domestication Effective Time into PubCo Private Warrants to purchase an equal number of shares of PubCo Common Stock. Our Initial Shareholders, officers and directors have entered into letter agreements with us, pursuant to which they have agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares they may hold in connection with the completion of the Business Combination. Additionally, our Initial Shareholders, officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within the prescribed time frame, although they will be entitled to liquidating distributions from assets outside the trust account. If we do not complete the Business Combination within the prescribed time frame, the CGC Private Warrants will expire worthless. Furthermore, our Initial Shareholders, officers and directors have agreed not to transfer, assign or sell any of their Founder Shares and any PubCo Common Stock issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of the Business Combination or (ii) the date following the completion of the Business Combination on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our shareholders having the right to exchange their PubCo Common Stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of our Class A Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, the Founder Shares will be released from the lock-up. The CGC Private Warrants (including the PubCo Series A Common Stock issuable upon exercise of the CGC Private Warrants) will not be transferable until 30 days following the completion of the Business Combination. Accordingly, our officers and directors who directly or indirectly own our securities may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate the Business Combination.

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Our Initial Shareholders and members of our management team will directly or indirectly own our securities following consummation of the Business Combination, and accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Upon consummation of the Business Combination, our Initial Shareholders will have invested in us an aggregate of $4,425,000, comprising the $25,000 purchase price for the Founder Shares (or approximately $0.004 per share) and the $4,400,000 purchase price for the CGC Private Warrants (or $1.00 per warrant, and excluding CGC Private Warrants to be acquired by Cantor), which may be exercised on a cashless basis and result in material dilution to our Public Shareholders. Accordingly, our management team or our Initial Shareholders may be more willing to pursue a business combination with a riskier or less-established target business than would be the case if our Initial Shareholders had paid the same per share price for the Founder Shares as our public shareholders paid for their Public Shares or if the CGC Private Warrants could not be exercised on a cashless basis.

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Certain members of our management team may receive compensation upon consummation of our initial business combination, and accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such compensation will not be received unless we consummate such business combination.

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Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

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In the event our Sponsor or an affiliate of our Sponsor or certain of our officers and directors provide loans to us to finance transaction costs and/or incur expenses on our behalf in connection with an initial business combination, such persons may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such loans may not be repaid and/or such expenses may not be reimbursed unless we consummate such business combination.
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Similarly, if we agree to pay our Initial Shareholders, officers or directors, or our or their affiliates, a finder’s fee, advisory fee, consulting fee or success fee in order to effectuate the completion of our initial business combination, such persons may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as any such fee may not be paid unless we consummate such business combination.

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We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Initial Shareholders, officers or directors, or any of their respective affiliates, or completing the business combination through a joint venture or other form of shared ownership with our Initial Shareholders, officers or directors, or any of their respective affiliates; accordingly, such affiliated person(s) may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such affiliated person(s) would have interests different from our Public Shareholders and would likely not receive any financial benefit unless we consummated such business combination.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Initial Shareholders, officers or directors, or any of their respective affiliates, or completing the business combination through a joint venture or other form of shared ownership with our Initial Shareholders, officers or directors, or any of their respective affiliates. In the event we seek to complete our initial business combination with a company that is affiliated (as defined in the CGC Articles) with our Initial Shareholders (including their respective members), officers or directors, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions, stating that the consideration to be paid by us in such an initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.
Prior to or in connection with the completion of our initial business combination, there may be payment by the company to our initial shareholders, officers or directors, or our or their affiliates, of a finder’s fee, advisory fee, consulting fee or success fee for any services they render in order to effectuate the completion of our initial business, which, if made prior to the completion of our initial business combination, will be paid from funds held outside the trust account.
We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.
In the event that we submit our initial business combination to our public shareholders for a vote, our Initial Shareholders, officers and directors have agreed to vote their Founder Shares and any Public Shares purchased during or after the Business Combination in favor of our initial business combination, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction.
Limitation on Liability and Indemnification of Officers and Directors
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. The CGC Articles provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.
Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination.
Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
We believe that these provisions of the CGC Articles, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.
Legal Proceedings
As of the date of this proxy statement/prospectus, to the knowledge of our management, there was no material litigation, arbitration or governmental proceeding pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding.
Periodic Reporting and Audited Financial Statements
CGC has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, CGC’s annual reports contain consolidated financial statements audited and reported on by CGC’s independent registered public accounting firm.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CGC
The following discussion and analysis of CGC’s financial condition and results of operations of Cartesian Growth Corporation III (for purposes of this section, “CGC”, “we,” “us” and “our”) should be read in conjunction with the audited financial statements of CGC as of and for the years ended December 31, 2024, and the notes thereto, contained elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.
Overview
We are a SPAC incorporated in the Cayman Islands on October 29, 2024, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses.
We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete an initial business combination will be successful.
Results of Operations
We have neither engaged in any operations nor generated any revenues to date. Our only activities from October 29, 2024 (inception) through September 30, 2025 were organizational activities, those necessary to prepare for the IPO, and subsequent to the IPO, identifying a target company for an initial business combination and negotiating and attempting to complete the Business Combination with Factorial. We do not expect to generate any operating revenues until after the completion of an initial business combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.
For the nine months ended September 30, 2025, we had a net income of $4,063,344, which consisted of interest earned on marketable securities held in the Trust Account of $4,669,717, offset by general and administrative costs of $606,373.
Liquidity and Capital Resources
Until the consummation of the IPO, our only source of liquidity was an initial purchase of CGC Class B Shares by the Sponsor and DirectorCo, and a loan from the Sponsor pursuant to an unsecured promissory note (the “Sponsor Promissory Note”). As of May 5, 2025, we had borrowed $250,000 under the Sponsor Promissory Note, which was repaid simultaneously with the closing of the IPO.
On May 5, 2025, we consummated the IPO of 27,600,000 CGC Units at $10.00 per CGC Unit, which included the full exercise by the underwriters of their over-allotment option of 3,600,000 CGC Units. Each CGC Unit consists of one CGC Class A Share, and one-half of one redeemable warrant. Simultaneously with the closing of the IPO, we consummated the sale of an aggregate of 6,800,000 CGC Private Warrants, at a price of $1.00 per warrant, in a private placement to the Sponsor and Cantor, the representative of the underwriters of the IPO, generating gross proceeds of $6,800,000 (the “Private Placement”).
Following the IPO, including the full exercise of the over-allotment option, and the Private Placement, a total of $276,000,000 ($10.00 per CGC Unit) was placed in the Trust Account. We incurred $18,821,468 of transaction costs, consisting of $4,800,000 of cash underwriting commissions, $13,140,000 of deferred underwriting commissions, and $881,468 of other offering costs (including repayment of the Sponsor Promissory Note).
For the nine months ended September 30, 2025, cash used in operating activities was $468,024. Net income of $4,063,344 was affected by interest earned on investments held in the Trust Account of $4,669,717 and payment of operation costs through promissory note of $20,450. Changes in operating assets and liabilities provided $117,899 of cash for operating activities.
As of September 30, 2025, we had marketable securities held in the Trust Account of $280,669,717 (including approximately $4,669,717 of interest income) consisting of mutual funds primarily invested in U.S. Treasury Bills with a maturity of 185 days or less. We may withdraw interest from the Trust Account to pay taxes, if any. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (excluding deferred underwriting commissions and less taxes payable, if any), to complete our initial business combination. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
As of September 30, 2025, we had cash of $660,638. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete an initial business combination, and to pay for directors and officers liability insurance premiums.
In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we would repay such loaned amounts. In the event that our initial business combination does not close, we may use a portion of the funds held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Warrants. As of September 30, 2025, CGC had no borrowings under the Working Capital Loans.
In connection with our assessment of going concern considerations in accordance with Accounting Standards Codification (“ASC”) 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that our liquidity condition raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after the completion window.
We believe we will need to raise additional funds in order to meet the expenditures required for operating our business prior to our initial Business Combination. Moreover, we may need to obtain additional financing either to complete our initial Business Combination or because we become obliged to redeem a significant number of our public shares upon consummation of our initial Business Combination, in which case we may issue additional securities or incur debt in connection with such initial Business Combination.
Off-Balance Sheet Arrangements
We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2025.
Contractual Obligations
We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or other long-term liabilities, other than an agreement to pay the Sponsor an aggregate of $10,000 per month for office space, utilities and secretarial and administrative support. We began incurring these fees on May 1, 2025 and will continue to incur these fees monthly until the earlier of the completion of our initial business combination and our liquidation.
We granted the underwriters of the IPO a 45-day option from May 1, 2025, the effective date of the registration statements for the IPO, to purchase up to an additional 3,600,000 CGC Units to cover over-allotments, if any, at the IPO price less underwriting discounts and commissions. On May 2, 2025, the underwriters fully exercised their over-allotment option, closing on the 3,600,000 additional CGC Units simultaneously with the IPO.
The underwriters of the IPO are entitled to a deferred underwriting discount of 4.50% of the gross proceeds of the IPO held in the Trust Account, other than the gross proceeds from Units sold pursuant to the underwriters’ over-allotment option, and 6.50% of the gross proceeds from Units sold pursuant to the underwriters’ over-allotment option, or $13,140,000 in the aggregate. Subject to the terms of the underwriting agreement for the IPO, the deferred underwriting discount (i) will become payable to such underwriters from the amounts held in the Trust Account solely in the event that we complete our initial Business Combination and (ii) will be waived by such underwriters in the event that we do not complete our initial Business Combination. Pursuant to a Fee Modification Agreement between CGC and Cantor dated December 17, 2025, should the Business Combination occur, the Deferred Discount would instead be reduced to equal the following (not to exceed $13.0 million in any event): (a) $3,750,000, plus (b) 5.0% of the product of (x) the Redemption Price and (y) the number of Public Shares that are not redeemed by public shareholders of the Company in connection with closing of the Business Combination; but excluding any shares that are acquired by investors under non-redemption restrictions to satisfy obligations under any private placement financing conducted in connection with the Business Combination (including the PIPE Investment), not to exceed $2,500,000; plus (c) 3.0% of the product of (x) the Redemption Price and (y) the number of Unredeemed Shares (excluding Unredeemed Shares included in the calculation in clause (b) above).
The holders of the Founder Shares (and the CGC Class A Shares issuable upon conversion of the founder shares), Private Warrants (and the CGC Class A Ordinary Shares underlying such CGC Private Warrants), and private placement equivalent-warrants that may be issued upon conversion of the Working Capital Loans have registration rights to require us to register a sale of any of our securities held by them and any other securities of CGC acquired by them prior to the consummation of our initial business combination pursuant to a registration rights agreement signed on May 1, 2025, the effective date of the registration statements for the IPO. In connection with the Closing, PubCo, Sponsor, Cantor and certain stockholders of Factorial will enter into the A&R Registration Rights Agreement. Pursuant to the A&R Registration Rights Agreement, among other things, PubCo will agree that, within 30 calendar days following the Closing Date, PubCo will file with the SEC (at PubCo’s sole cost and expense) a Resale Registration Statement registering the resale of certain shares of PubCo Series A Common Stock held by or issuable to the parties thereto, and Pubco will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will be entitled to customary piggyback registration rights and demand registration rights, including underwritten demands. The A&R Registration Rights Agreement amends and restates the registration rights agreement that was entered into by CGC, Cantor, the Sponsor and CGC III Sponsor DirectorCo LLC in connection with the IPO. The Registration Rights Agreement will terminate on the earlier of (a) the seven-year anniversary of the date of the Registration Rights Agreement or (b) with respect to any holder party thereto, on the date that such holder no longer holds any Registrable Securities (as defined therein). PubCo will bear the expenses incurred in connection with the filing of any such registration statements.
Critical Accounting Estimates
The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events.
Accordingly, the actual results could materially differ from those estimates. We have identified the following critical accounting estimates:
Ordinary Shares Subject to Possible Redemption
We account for our ordinary shares subject to possible conversion in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The CGC Ordinary Shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of our condensed balance sheets.
Net Income (Loss) Per Ordinary Share
We apply the two-class method in calculating earnings per share. Net income (loss) per ordinary share, basic and diluted for the CGC Class A Shares subject to possible redemption is calculated by dividing the interest income earned on the Trust Account, net of applicable taxes, if any, by the weighted average number of shares of CGC Class A Shares subject to possible redemption outstanding for the period. Net income (loss) per ordinary share, basic and diluted for and non-redeemable ordinary shares is calculated by dividing net loss less income attributable to CGC Class A Shares subject to possible redemption, by the weighted average number of shares of non-redeemable ordinary shares outstanding for the period presented.
Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

INFORMATION ABOUT FACTORIAL
Unless the context otherwise requires, all references in this section to “Factorial,” “the Company,” “we,” “us,” or “our” refer to Factorial Inc. and its consolidated subsidiaries prior to the Business Combination and to PubCo and its consolidated subsidiaries, following the Closing.
Overview
Factorial, a U.S.-based leader in solid-state battery technology, develops next-generation battery technology with high energy density for planned use in drones, on-road vehicles, mobile robots, energy storage, and other applications that demand high energy density.
The commercialization of lithium-ion (Li-ion) batteries in the 1990s spurred the creation of multiple global industries, including smartphones, high-energy laptop computers, small aviation drones, and consumer-ready on-road vehicles, each of which was impracticable without high energy delivery in small, lightweight form factors. Although incremental changes and improvements have increased the capacity and durability of Li-ion batteries, the technology is likely near its physical limits. The energy storage industry has not yet commercialized a battery solution superior to Li-ion batteries as measured by, and balancing, weight, size, safety, operating temperature range, and cost.
The limitations of commercially available lithium-ion (“Li-ion”) batteries are well illustrated by drones and on-road vehicles. Weight, size, and cost constraints limit their payloads, operating ranges, and potential customers. Nevertheless, even with such limitations and end-user concerns regarding safety and capability, each market has grown significantly over the past years.
Drone manufacturers, robotics engineers, and automotive companies are each seeking powerful — yet smaller, lighter, and safer — battery technology for their products.
To meet these demands, Factorial has developed, tested, and delivered to aerospace and automotive manufacturers commercial-grade battery cells with high energy density that are designed to equal or exceed current Li-ion batteries in multiple dimensions including weight, size, safety, and operating temperature range. These qualities have most recently been validated in a real-world test of our full-size cells on public roads in a production model vehicle only lightly modified for installation of our cells. Factorial’s batteries are engineered to be integrated into current use cases, designs, and physical form factors, enabling straightforward incorporation into applications such as drones and on-road vehicles with modest modifications to their manufacturing lines and processes. Factorial’s batteries are designed to deliver advantages in range, payload, and capabilities for current products as well as future designs and innovations. We believe that our philosophy of optimizing both individual battery components and their performance as a complete system will allow us to deliver advantages to end users over conventional Li-ion batteries.
Factorial’s battery cells deliver these advantages by using proprietary battery chemistries, designs, and fabrication techniques to create smaller, lighter batteries with higher energy density than conventional Li-ion batteries, in a manner we believe is commercially scalable. We have built and operated fabrication lines for production of our batteries and delivered thousands of battery cells to partners for use and validation in drones and on-road vehicles.
Factorial believes that its technical advantages and commercial readiness have resulted from and bolstered its collaborations with leading, global partners for adoption of its batteries, production processes, and technology. Our Factorial Electrolyte System Technology (“FEST®”) cells are designed to meet the demands of the high-power market1 such as drones and on-road vehicles. Our SolsticeTM cells are engineered for long cycle applications2 such as mobile robots and AI data center energy storage solutions.
Factorial has cultivated and expanded a range of key partnerships, relationships, and collaborations with manufacturers, end users, and suppliers. Factorial’s partnerships in the automotive industry comprise

1
High power refers to applications requiring high continuous or pulse discharge rates (typically a C-Rate of 4C or greater) as is seen for vertical takeoff or rapid acceleration.

2
Long cycle indicates a demand for a battery that can undergo a high number of charge and discharge cycles before its capacity no longer meets its intended design requirements.

leading global OEMs representing 26% of the electric vehicle (“EV”) industry in the United States and Europe, as measured by 2024 unit sales3. Factorial’s relationships in the aerospace industry include a material evaluation agreement with Avidrone Aerospace, a North American aerospace company, that designs and manufactures advanced unmanned aerial systems (“UAS” or “drones”), including heavy-lift and long range unmanned platforms.
In 2021, Factorial became the first company to announce a 40 Ah automotive-scale solid-state battery capable of operating at room temperature. Following an initial strategic investment from Hyundai/Kia, Factorial expanded its partnerships with Mercedes-Benz and Stellantis, who subsequently co-led a $200 million investment round.
Factorial believes that these relationships demonstrate Factorial’s leadership in the solid-state battery industry and will meaningfully support the demand for its products. Moreover, Factorial expects that these relationships will allow Factorial to develop products tailored to meet the needs of end users and match the production demands of its partners and customers.
We believe we have developed one of the world’s most advanced solid-state battery technologies, and the management team necessary to become a leading provider of advanced batteries. We believe we can scale the volume of our own manufacturing. Factorial’s third-party tested, FEST® battery technology is designed to be incorporated into the existing manufacturing lines of its collaboration partners. We have designed our technology to allow batteries with FEST® to be straightforwardly substituted for existing conventional Li-ion batteries in EVs.
Industry Background
Factorial targets initial adoption in “high spec” markets that demand superior performance in terms of energy density, power delivery, and/or long cycle life, such as drones and ultra-high performance cars. It also plans to expand into mainstream EVs and the broader automotive market by the end of the decade. Factorial believes that its batteries will be attractive for a broad range of markets and products including many applications that currently incorporate Li-ion batteries, as well as future products that require compact power independent from a wall socket and cord.
The Drone Market: waiting on sufficient energy
The global drone market has evolved from serving niche applications into a cornerstone of commercial services and defense operations. The drone market is estimated to grow from $83.7 billion in 2025 to $163.6 billion by 2030 (a 14.3% CAGR), driven by expanding commercial applications in logistics, inspection, and surveillance and defense applications.

3
ICCT (International Council on Clean Transportation), U.S. Passenger EV Sales and Model Availability Through 2024 — accessed January 2026, https://theicct.org/publication/us-passenger-ev-sales-and-model-availability-through-2024-apr25/; Statista, Electric Mobility — September 2025, https://www.statista.com/topics/1010/electric-mobility/; Autovista24, What Are the Global EV Market’s Most Successful Brands? — February 2025, https://autovista24.autovistagroup.com/news/what-are-the-global-ev-markets-most-successful-brands/, Factorial research and estimates.

Source: Grand View Research, Drone Market Report — accessed January 2026, https://www.grandviewresearch.com/industry-analysis/drone-market-report.
Battery performance, measured by both weight and size, has constrained drone market growth by limiting payloads, range, and flight time. Factorial’s batteries and technology address these limitations directly. Our batteries are lighter and smaller than conventional Li-ion batteries with comparable energy storage, allowing more of their energy to be used for transporting additional cargo over longer distances and/or extending flight times. In addition, the benefits of smaller size and less mass allow other drone components to be smaller and lighter, creating a virtuous cycle of increased range and/or lower cost. Beyond performance, we believe our U.S. and South Korea-based manufacturing support a secure supply chain that meets strict component requirements for defense and public safety under the American Security Drone Act and the FCC’s Covered List. As a result, we believe that Factorial’s increased battery performance relative to conventional Li-ion technology should enable and benefit from continued expansion of the drone market.
We believe that the drone market presents an attractive near-term growth opportunity because of its short development cycle and design parameters. The relative simplicity of the components incorporated into drones supports a shorter development cycle and a quicker path to market. In addition, the expected product life for many drones is shorter than for other products such as energy storage. We believe that these characteristics make the drone market attractive as a primary initial target for adoption of our products and near-term revenue generation.

The Defense Market: seeking swarms, stealth, and resiliency
The defense sector presents a substantial opportunity for Factorial, fueled by policies and strategies directed towards military modernization, platform electrification (in particular, drones and batteries), and secure domestic supply chains. Current U.S. defense budgeting and acquisitions regulation recognize the

Recent Legislation and Policy Statements
Drones	American Security Drone Act: barring certain non-US UAV sources
Batteries	FY 2026 National Defense Authorization Act §§867 & 842: funding US factories
Electrification	FY 2026 National Defense Authorization Act §2405: funding US batteries
Drones	FY 2026 Department of Defense Fiscal Year 2026 Budget Request: funding R&D and advanced manufacturing
Modernization	FY 2026 National Defense Authorization Act §2405: funding US supply chain resilience
Electrification	Defense Logistics Agency Strategic Plan (2025 – 2030): promoting US battery sources
Batteries	National Security Determination (Dec 21, 2025): designating batteries as a critical UAV component battery supply chain as a strategic imperative. Recent legislation both bars battery procurement from named Chinese companies and explicitly requires a transition to U.S. and U.S.-allied battery sources, including through subsidies for construction and modernization of American battery factories over the next 5 years.
Internationally, we believe these drivers are supported by an overall expected increase in global defense spending. NATO’s commitment to increase defense expenditures to 5% of GDP could increase annual spending from $440 billion in 2025 to $1.2 trillion by 2035 to support these initiatives.4
Defense modernization drives demand for high-performance energy storage across air, land, sea, and space. While UAS represent a key segment, the market is also focused on Unmanned Underwater Vehicles (“UUVs”) for long-endurance surveillance, Automated Guided Vehicles (“AGVs”) for tactical logistics, and space systems where mass efficiency is paramount.
Platform electrification is the shift to electrical energy and away from internal combustion engines in order to reduce the demand and logistics burdens of liquid fuels as well as heat and noise signatures. The portability of batteries is a fundamental element of the shift to electrified platforms, including motorized equipment carriers to accompany individual troops and increase maneuverability and manage increasing physical burdens from equipment.
The Electric Vehicle Market: superior experience waiting on lower costs
EVs offer a lower marginal cost of ownership, with both lower operating costs and maintenance costs, making them a superior choice for many drivers over internal combustion engine automobiles. Even with reduced government incentives in some geographies, including the United States, the EV market continues its rapid expansion, with an estimated 17% year-over-year aggregate increase in Europe and the U.S. from

4
Joint Declaration at 2025 NATO Summit in The Hague.

2024 to 2025.5 In 2025, EVs were expected to account for one in every four passenger vehicles sold globally.6 By 2030, analysts project EV sales will reach 39 million units (a 14% CAGR), capturing 42% of the global passenger vehicle market.7,8
We believe that significant obstacles to EV adoption after cost are range anxiety, charging speed, and safety concerns. Factorial’s batteries and technologies address each obstacle directly. Our lighter and smaller batteries enable EVs to deliver longer driving ranges compared to conventional Li-ion batteries. Factorial was the first in the world to announce 100+ Ah solid-state battery cells with high energy density (>390 Wh/kg) with a global OEM. The performance benefits of this technology have been validated through real-world testing, including integration of Factorial’s FEST® battery cells into a lightly modified Mercedes-Benz EQS test vehicle. Replacing the conventional Li-ion battery, the vehicle achieved a driving range of 1,205 km on public roads across different climate zones and route profiles with 137 km of additional range remaining available. Cells combining our FEST® technology with lithium metal anodes can deliver high power in a broad operating window. Our 77 Ah FEST® cells shipped to Stellantis have demonstrated 4C discharge in a broad temperature window ranging between -30°C to 45°C. In addition, FEST® combined with lithium metal anodes enables fast charging with high power. Our 77 Ah FEST® cells have demonstrated charging from 15% to 90% in less than 20 minutes. FEST® is designed to enhance safety by resisting dendrite formation, which enables the use of high-capacity anode materials such as lithium metal. In the case of silicon anodes, FEST® helps reduce the flammability of both the active electrode material and the electrolyte. This improved stability results in a more forgiving, higher thermal runaway onset temperature compared to equivalent anode and cathode systems that rely solely on liquid electrolytes, further enhancing overall battery safety.
As in the aviation and drone markets, higher energy density afforded by our technology not only improves performance but also allows a reduction in the cost and weight of other vehicle components such as suspension parts and frames. Current electric vehicles often weigh 500 to 3,000 pounds9 more than comparable internal combustion vehicles and up to 20 percent of the battery’s energy dedicated to moving the battery system’s own mass in some cases.10 By reducing battery size and weight, Factorial’s higher energy density enables lighter, more efficient vehicles, creating a virtuous cycle of improved range and lower material costs. Because Factorial’s batteries are lighter and more compact, a greater share of stored energy is available to power travel over longer distances, supporting both enhanced performance and improved economics for end users.
Factorial’s addressable market for EVs is substantial and projected to exceed $200 billion by 2030, according to Bloomberg 2025 Executive Summary. In 2024, Factorial’s announced strategic partners collectively held a 26% market share of the 4.4 million EVs sold in the U.S. and Europe. Our relationships with these OEMs are typically structured as joint development agreements designed to advance our technology through progressive sample validation stages toward series production. We believe that these development programs provide Factorial with an indication of potential future commercial demand.

5
Cox, U.S. Bureau of Economic Analysis, European Alternative Fuels Observatory & ACEA (driving mobility for Europe).

6
BloombergNEF, Electric Vehicle Outlook 2025 — Key Numbers, accessed January 2026, https://about.bnef.com/insights/clean-transport/electric-vehicle-outlook/#key-numbers.

7
BloombergNEF, Electric Vehicle Outlook 2025 — Key Numbers, accessed January 2026, https://about.bnef.com/insights/clean-transport/electric-vehicle-outlook/#key-numbers.

8
BloombergNEF, Electric Vehicle Outlook 2025 — Key Numbers, accessed January 2026, https://about.bnef.com/insights/clean-transport/electric-vehicle-outlook/#key-numbers.

9
Kelley Blue Book, Heaviest Electric Vehicles — accessed January 2026, https://www.kbb.com/car-advice/heaviest-electric-vehicles/; Center for Auto Safety, Enormous Electric Vehicles – accessed January 2026, https://www.autosafety.org/enormous-electric-vehicles/.

10
Factorial Energy, Company Website — accessed January 2026, https://factorialenergy.com/; ACEEE, Electric Vehicle Efficiency: Unlocking Consumer Savings and Environmental Gains — August 2024,
https://www.aceee.org/sites/default/files/pdfs/electric_vehicle_efficiency-unlocking_consumer_
savings_and_environmental_gains.pdf; ACEEE, Vehicle Lifecycle Efficiency — accessed January 2026, https://www.aceee.org/topic/vehicle-lifecycle-efficiency.

Source: ICCT (International Council on Clean Transportation), U.S. Passenger EV Sales and Model Availability Through 2024 — accessed January 2026, https://theicct.org/publication/us-passenger-ev-sales-and-model-availability-through-2024-apr25/; Statista, Electric Mobility — September 2025, https://www.statista.com/topics/1010/electric-mobility/; Autovista24, What Are the Global EV Market’s Most Successful Brands? — February 2025, https://autovista24.autovistagroup.com/news/what-are-the-global-ev-markets-most-successful-brands/; Factorial research and estimates.
Other High Spec Markets: seeking next generation power supplies
Solid-state batteries are expected to make new products and markets practicable by delivering high energy in smaller, lighter form factors than conventional Li-ion batteries. The high temperature stability requirements of certain mobile robots limit their use of conventional Li-ion batteries. The safety and power demands of modern data centers limit the use of conventional Li-ion batteries for energy storage and smoothing. The greater energy density, operating temperature flexibility, smaller size, high power delivery, and enhanced safety of our batteries make these, and other high spec markets such as underground mining equipment and portable power storage, potentially suitable applications for our products.
Current Battery Technology
All batteries have four main components: an anode, a cathode, and electrolyte and a separator. The anode holds charged molecules (ions) and the physical movement of those molecules and associated charge to the cathode corresponds to flow of electrical energy in the attached device. The electrolyte is a substance, liquid in the case of conventional Li-ion batteries, that allows the movement of charged molecules and an engineered separator allows molecules but not electrons to pass through. As a result, the electrons must flow through the attached device.
Li-ion batteries made new markets practicable by delivering increased power in smaller, lighter form factors. Among the innovations that became commercially viable were smartphones, electric cars, and drones. In addition, countless other devices became feasible, including cordless power tools, medical devices such as insulin pumps, doorbell cameras, high-powered handheld vacuums, and portable speakers. At the same time, each of these applications remains handicapped by weight, size, operating life, and safety. Conventional Li-ion batteries are approaching practicable limits of energy density that are inherent in their fundamental design and chemistry. In particular, their reliance on liquid electrolytes contributes to their size, weight, and safety challenges.
Electrolyte Design.   Liquid electrolytes used in conventional Li-ion batteries are highly flammable. Moreover, they break down at relatively low temperatures (below the boiling point of water) and then become gaseous, resulting in swelling of their enclosures. Notably, liquid electrolytes can encourage or allow the formation of lithium “dendrites” (needles of lithium) which can puncture the internal separator, cause a short circuit, and ignite the electrolyte.
Significant fire risks associated with liquid electrolytes require conventional Li-ion batteries to be often housed in rigid metal shells and to include complex cooling systems, each of which adds substantial weight and size without increasing power. Moreover, the fire risk constrains practical charging speeds in order to manage the flow of charged molecules to the anode. Each of these handicaps can be reduced through the use of a non-liquid electrolyte.
Component Design.   Beyond electrolyte composition, battery technology seeks to improve anodes, cathodes, and separators. On one end of the battery, conventional Li-ion technology uses graphite anodes which have inherent limitations on energy density (measured by weight) and charging speed. At the other end of the battery, researchers are seeking new cathode materials for lower cost, better cycle life, higher voltage, and improved energy density. Finally, current batteries have limited high temperature stability and therefore require cooling systems to keep those batteries below 45°C in order to avoid thermal runaway.
Factorial’s Batteries and Technology
Factorial’s FEST® batteries target the high power market. The high power market, comprising electric aviation (including drones and eTVOLs) and on-road vehicles, prioritizes the delivery of a large amount of electrical power in a short period. Our FEST® cells are designed to meet the demands of the high power market and, relative to conventional Li-ion batteries, to deliver lighter weight and smaller size, as well as delivering improvements in cycle life or charging speed to meet performance requirements. We designed our FEST® cells to be manufactured largely on existing equipment and using techniques for conventional Li-ion batteries. Consistent with this philosophy, our FEST® cells are designed and sized to be incorporated into existing applications with minimal or no design changes. Our automotive-validated battery technology is engineered for efficient volume manufacturing and scale. As a result, we expect automotive OEMs to see improvements in performance without re-engineering as their products shed the excess weight and size from additional equipment and material necessitated by conventional Li-ion technology.
Our engineers seek to improve multiple qualities of a battery, including its size, weight, cost, safety, and scalability, as a system, balancing and addressing the demands created by each to match or outperform to conventional Li-ion batteries with respect to these elements. We believe that our philosophy of optimizing both individual battery components and their performance as a complete system will allow us to deliver advantages to end users over conventional Li-ion batteries. We believe that this approach has led to our leadership in advancing battery technology, including:
•
In 2021, Factorial became the first to deliver a 40 Ah automotive-scale solid-state battery capable of operating at room temperature.

•
In 2023, Factorial and Stellantis jointly announced the world’s first 100+ Ah lithium-metal solid-state battery cell.

•
In 2024, Factorial further advanced commercialization by becoming the first company to announce the delivery of high energy density (>390Wh/kg) 100+ Ah solid-state battery B sample to a global automotive OEM.

Electrolyte Design.   FEST® is an electrolyte system that incorporates a polymer-based solid electrolyte with a small liquid component, supplanting the fully liquid electrolytes used in conventional Li-ion batteries. FEST® is designed to enhance safety by more effectively resisting dendrite formation, which enables the use of high-capacity anode materials such as lithium metal. Lithium metal is the lightest metal element on the periodic table, supporting higher energy density and reduced battery weight.

In the case of silicon anodes, FEST® helps reduce the flammability of both the active electrode material and the electrolyte. This improved stability results in a more forgiving, higher thermal runaway onset temperature compared to equivalent anode and cathode systems that rely solely on liquid electrolytes, further enhancing overall battery safety.
Anode Design.   Our FEST® system is compatible with lithium metal, graphite, and silicon-based anode materials. FEST® can allow a conventional graphite anode to be replaced by lithium metal, which delivers more energy density by both weight and size. FEST® cells have demonstrated a capacity of 391 Wh/kg, substantially more than typical production Li-ion batteries which range from 250 Wh/kg to 330 Wh/kg. In addition, FEST® combined with lithium metal anodes delivers high power in a broad operating window ranging from -30°C to 45°C. Our 77 Ah FEST® cells have demonstrated charging from 15% to 90% in less than 20 minutes and support 4C discharge. In addition to lithium metal, our FEST® system is also compatible with silicon anodes, and we have active development programs with customers for lithium metal and silicon anodes.
Cathode Design.   Our FEST® cells are designed to permit the use of high-capacity anodes and FEST® electrolyte together with high-capacity, low cobalt NMC/NCA (nickel/manganese/cobalt or nickel/cobalt/aluminum) cathodes. By leveraging current leading cathode designs, our FEST® cells benefit from existing supply and experience as well as being positioned to incorporate future high-capacity cathodes as they become commercially available. Our FEST® system is also compatible with lithium iron phosphate cathodes.
Factorial’s FEST® batteries were designed from inception to be well suited for manufacturing largely on existing assembly lines which we believe streamlines commercialization and accelerates adoption. We believe that certain conventional Li-ion battery assembly lines, representing billions of dollars in investment, are underutilized or face uncertain demand. We believe that FEST® can effectively exploit overcapacity in battery production given the large overlap in its production steps with conventional processes. A FEST® production line can utilize up to 80% of the same equipment as a conventional lithium-ion battery assembly line, enabling capital investment savings of up to 80%.
The LG Energy LGES E101A battery cell, based on NMC chemistry, is a currently commercially available conventional Li-Ion battery with a capacity and footprint similar to Factorial’s FEST® B-sample cell. Our research indicates that our FEST® battery cells offer more than 30% volumetric and gravimetric energy density, and are at least 20% lighter, than the LGES E101A battery, which has similar capacity and form factor to our large format cells.

Source: Factorial, Quasi-Solid-State Battery Breakthroughs, 2025 White Paper; LG Energy Solution, Cell Solutions for Powerful EV Performance — 2024, https://www.lgensol.com/assets/file/LGES_spec_sheet_cells_2024.pdf.
Our SolsticeTM technology is designed to address the needs of high cycle life applications where long life and extreme high temperature stability are expected. The high cycle market includes robots and high spec energy storage systems, consumer electronics and long-range on-road vehicles, and consumer electronics. Our SolsticeTM cells are expected to deliver high energy, lower weight, and smaller size while providing superior thermal and electrochemical safety relative to conventional Li-ion batteries through the use of an all solid, sulfide-based electrolyte. SolsticeTM cells have a potential energy density of up to 450 Wh/kg, and stability at temperatures as high as 90°C (compared to the approximately 60°C limit of conventional liquid electrolytes).
Our SolsticeTM cells have been produced in sizes as large as 40 Ah, a format relevant for mobility applications, and been delivered to high energy and automotive partners for development validation.

We believe that several of our technological advances result from our creation and use of Gammatron™, our proprietary software-based, AI-enabled simulation platform designed to mimic and model the performance of Factorial’s batteries over their lifecycle. Gammatron™ fuses lab data, machine learning, and high-fidelity simulations to solve critical battery engineering challenges. Some of the key benefits of Gammatron™ that we believe will continue to aid our engineering, design, and production capabilities are:
•
Faster development cycles:   Gammatron™ successfully forecasted a battery’s long-term cycle from just two weeks of data, a task that traditionally required three to six months.

•
Better design:   Gammatron™’s digital twin allowed us to double a cell’s life by optimizing our battery’s fast charging algorithm, without altering its physical chemistry.

•
Quality improvement:   Gammatron™ aggregates production data to deliver end-to-end traceability and advanced battery cell state-of-health and lifetime predictions across the entire lifecycle.

Our Competitive Strengths
We are at the forefront of scaling high performance batteries.   On-road vehicle battery cells typically require capacities of at least 40 Ah. Scaling solid-state battery cells from laboratory formats of 3 – 5 Ah to automotive scale cells of 40 Ah and beyond remains one of the most technically challenging problems in the battery industry. In 2021, we became the first company to announce an automotive sized 40 Ah solid-state battery cell that operates at room temperature. In 2023, we announced the world’s first 100+ Ah high energy density solid-state battery cells (>390 Wh/kg) that passed UN 38.3 transportation safety certification. Following the announcement of our partnership with Mercedes-Benz in 2024 regarding solid-state battery cell development, we successfully scaled our Solstice™ all solid-state battery cells to automotive size (40 Ah), continuing our path toward commercialization. Also in 2024, we shipped our 100+ Ah cells to a global automotive OEM for B sample evaluation, a validation stage to verify performance and maturity of production-intent designs. We were also the first company to publicly announce the integration of high energy density solid-state cells into a passenger test vehicle.
These milestones culminated in real world automotive validation. Mercedes-Benz integrated Factorial’s FEST® cells into a lightly modified EQS test vehicle and, in August 2025, completed a 1,205 km journey from Stuttgart, Germany to Malmö, Sweden on a single charge. This demonstration validated real world performance at automotive scale.
We have established partnerships and cooperation with numerous industry leaders.   We have established joint development agreements (“JDAs”) and/or collaborative development agreements (“CDAs”) with, and received investments from, major global OEMs including Mercedes-Benz, Stellantis, and Hyundai/Kia, each of whom is pursuing extensive electrification goals. The automotive industry has one of the most demanding and rigorous product requirements among all battery applications. We believe that our collaboration with these established automotive leaders validates the capabilities and potential of our technology as well as our overall business model.
We have received automotive OEM substantiation of our large format cells in key dimensions.   The automotive industry sets high standards for validation of battery performance and quality. We were the first solid-state battery maker to announce validation by a global OEM on multiple metrics. We were the first to announce 100+ Ah high energy density solid-state batteries with a global OEM. Stellantis verified our high energy density FEST® batteries which delivered 375 Wh/kg throughout a wide range of temperatures and operational conditions. FEST® cells verified by Stellantis retain over 80% of their discharge capacity at -30°C, enabling reliable performance across diverse climates and in demanding applications. FEST® battery cells have demonstrated superior charging speed. Our high energy density 77 Ah FEST® cell achieves fast charging from 15% to 90% state of charge in less than 20 minutes, enabling rapid recharging at high-power stations. This verification supported Stellantis’s plan to announce a demonstration fleet using our FEST® cells.
Our technology is well-suited for the aviation market.   We believe that our FEST® technology is well-suited for the drone and broader aviation market because of its combination of small size, low weight, and high power delivery across a broad state of charge and range of temperatures. Our FEST® cells have demonstrated up to high power 10C continuous discharge capability, which is critical for demanding transient loads such as take-off and landing profiles. The broad operating window of our FEST® cells is particularly valuable for aerospace-mobility use cases where extreme temperature resilience can be critical. We believe our batteries are well suited to serve aviation OEMs whose rigorous performance requirements prioritize performance and reliability.
Our solid-state batteries deliver higher performance in order to reduce total cost of ownership.   Our batteries offer significantly greater energy density and thus can improve performance and/or reduce total costs of ownership for transportation applications compared to existing Li-ion battery technology. Smaller size and lower weight can deliver enhanced road or flight range and/or greater payload and performance relative to conventional Li-ion batteries, or similar performance at lower weight and cost. FEST® has been verified in automotive-sized lithium-metal solid-state cells by Stellantis and is being tested in coordination with additional global OEMs.
Our solid-state batteries can deliver greater safety.   FEST® battery cells have demonstrated superior safety characteristics across a wide range of abuse and environmental conditions relative to conventional Li-ion batteries. The safety of our delivered FEST® cells has been confirmed by third-party testing through a range of tests, including: crushing, nail penetration, altitude, thermal, vibration, shock, short circuit, impact, overcharge, and forced discharge. In November 2023, we achieved a pivotal safety milestone by delivering the first UN 38.3 certified lithium solid-state battery cell at 100+ Ah, a critical capacity for automotive applications. Initial test data suggest that the Solstice™ all-solid-state cells can maintain excellent high temperature- stability up to 90°C, where conventional Li-ion cells may-require cooling beyond 45°C. This thermal behavior has the potential to enable simplified thermal management system designs which may reduce vehicle mass and complexity and support more demanding operational profiles.
Our solid-state batteries are designed for capital efficient scaling.   We expect the FEST® production process to have an 80% overlap with existing Li-ion battery production lines and to effectively leverage established supply chains. This approach is expected to significantly reduce upfront capital expenditures and accelerate time to market through retrofitting underutilized manufacturing capacity currently available in the industry. Solstice™ incorporates a dry cathode coating process that eliminates conventional solvent based mixing and drying steps. This approach reduces energy consumption during manufacturing avoids the volatile organic compounds associated with those steps. In addition, we are engineering the platform to simplify and reduce formation requirements, which may further lower manufacturing costs and environmental impacts relative to conventional Li-ion production.
Our advanced manufacturing capability has demonstrated high yields.   We believe that scaling from 3 – 5 Ah cells to 100+ Ah high energy density cells is a significant technical challenge, and producing and shipping thousands of such cells to global OEMs with consistent quality is even more demanding. We believe that state of the art pilot lines typically target yields of approximately 70 – 80%. Our pilot line has achieved yields exceeding 85% across thousands of automotive sized FEST® cells that we have produced and shipped to global OEM customers. For illustrative purposes, assuming other factors remain constant, a production yield of 15% would generally result in approximately 5.7 times higher unit cost than a yield of 85%. We believe our manufacturing capabilities and cost efficiency to scale are enabled by designing production equipment that closely conforms to and builds upon conventional Li-ion manufacturing processes. Our manufacturing process has allowed us to produce full scale modules and packs with our OEM partners, culminating in the successful integration and public road testing of a demonstration vehicle.
We have established an extensive patent and intellectual property portfolio.   Over the last decade, we have generated more than 150 U.S. and foreign patents and patent applications, including broad fundamental patents around our core technology. Our patent and patent applications are designed to protect innovations across solid-state battery technology, including, advanced materials (electrode materials, liquid electrolytes, polymer electrolytes, inorganic solid electrolytes, and functional additives), cell components (electrodes, electrode protective layers, electrolytes, separators and current collectors), configurations (cell design, physical format, layout and arrangement of component(s), and internal support structures), processes (for assembling manufacturing and evaluating batteries and battery components), and technologies for battery optimization using artificial intelligence and machine learning.
We have established partnerships with and received affirmation from leading battery industry suppliers.   We believe that innovation in the battery industry depends on coordinated efforts across the supply chain. Our partnerships with leading upstream suppliers enable innovation at scale and we believe shows that companies, whom we believe have shown leadership in battery innovation and decades of insight into market demand, and who undertake selective investment practices and focus on credible companies with differentiated technology, affirm our approach. We believe that investments by POSCO Future M, together with our MoUs with top 10 global battery materials suppliers including LG Chem, reflect confidence in our technology. In addition, we have partnered with SungEel HiTech to support solid-state battery recycling, which may enhance lifecycle material supply security.
We have seasoned leadership with deep battery, industrial, and automotive expertise.   We believe that while many companies possess promising technologies at the conceptual or laboratory stage, successful commercialization requires the ability to translate lab innovation into scalable manufacturing and execution. We further believe that this ability is fundamentally driven by the experience, judgment, and execution capability of our people. We believe that our leadership and advisory teams are a key differentiator in our ability to develop, manufacture, and commercialize advanced battery technologies.
Our leadership team has significant academic, industry, and corporate experience. Our co-founders, Siyu Huang and Alex Yu, each hold a PhD in chemistry from Cornell University and have prior experience founding and scaling a manufacturing business within the battery industry. Together, they have built and expanded battery materials manufacturing operations, developed deep expertise in advanced battery materials, and accumulated a combined 28 years of experience in battery industry. Through this work, they have also established partnerships with leading automotive OEMs, battery manufacturers, and materials suppliers. Our Executive Chairman, Joe Taylor, is the former Chairman and CEO of Panasonic Corporation of North America and played a key role in the development of the Tesla-Panasonic relationship, which culminated in the first Tesla gigafactory. Dr. Dieter Zetsche, the former Chairman of the Board of Management of Daimler AG and Head of Mercedes-Benz, was an early investor in Factorial and is a member of the company’s advisory board. Professor Héctor Abruña, a co-founder of Factorial, is a member of the National Academy of Sciences and a distinguished professor and former chair of the Cornell University Department of Chemistry. By drawing from more than 160 years of expertise across battery, industrial and automotive sector, we believe our team constitutes a core competitive strength.
Partnerships
We believe that our partnerships with global industry leaders, including key customers and established suppliers, will support and accelerate our path to commercialization by allowing us to understand and meet the engineering requirements of potential customers. In 2021, we secured and announced strategic investments and JDAs with global automotive OEMs: Mercedes-Benz, Stellantis and Hyundai/Kia.
At CES in 2023, we announced, together with Stellantis, the world’s first high energy density 100+ Ah lithium-metal solid-state battery cell developed in collaboration with a global OEM. Since that time, we have manufactured and shipped thousands of automotive-scale solid-state battery cells to our global OEM customers. To support the expansion of our planned customer footprint into drone and other high spec markets, we are in discussions with multiple potential customers and partners for testing and future integration of our products into their applications. In parallel, we have built a broad and strategic supplier coalition among solid-state battery developers to support the scaling and commercialization of our solid-state technology.
Mercedes-Benz:   Building on our collaboration agreement, in 2024 we delivered the world’s first announced B-samples of 100+ Ah solid-state lithium metal battery cells to an OEM. In 2025, a lightly modified Mercedes-Benz EQS powered by these cells achieved a record-setting 1,205 km (748 miles) drive on a single charge on public highways from Stuttgart to Malmo. Upon arrival in Malmo, the car retained 137 km (85 miles) of available range.
Stellantis:   Building on our joint collaboration agreement and successful verification of our 77 Ah cells, Stellantis announced in October 2024 its plan to build a demonstration fleet of Stellantis’ STLA Large platform vehicles equipped with FEST®, led by the Dodge Charger Daytona. In April 2025, Stellantis and Factorial announced the successful verification of FEST®, which we believe marked a significant step forward on the path to bringing next-generation on-road vehicle batteries to market.

Hyundai/Kia:   Our JDA with Hyundai/Kia, signed in October 2021, represented our first major OEM strategic investment and focuses on integrating our technology into mass market vehicles. Building on this relationship, we maintain active technical engagement with Hyundai/Kia.
Avidrone Aerospace:   In May 2025, Factorial marked its first formal expansion into drones with a shipment of flight-ready cells to Avidrone, a developer of long-range cargo drones. This partnership represents a key step toward the first planned real-world flight deployment of FEST®. We are currently collaborating on the integration of our cells into a demonstration aircraft. We believe that FEST® could double the range of Avidrone’s aircraft, increasing their attractiveness for drone-based delivery, surveillance, and emergency response.

Source: Business Wire, Factorial Ships First Solid-State Battery Cells to Avidrone Aerospace for Drone Deployment — May 2025, https://www.businesswire.com/news/home/20250528983969/en/Factorial-Ships-First-Solid-State-Battery-Cells-to-Avidrone-Aerospace-for-Drone-Deployment.
POSCO Future M:   To strengthen our product leadership and enhance supply chain security, we announced in December 2025 the signing of a MoU and in January 2026 the investment by POSCO Future M, a leading battery materials supplier for the development of all-solid-state battery technology. Under the MOU, our two companies will jointly develop materials for all-solid-state batteries intended for use in on-road vehicles, robotics, energy storage systems and other applications.
LG Chem:   To establish our supply chain coalition and support mass production, in April 2024, we announced a MoU with LG Chem, a top global battery material supplier. This partnership is intended to accelerate the development of solid-state battery materials, by combining LG Chem’s battery material capabilities with Factorial’s next-generation battery material and process innovations. In addition, the companies agreed to further explore technology licensing and material supply agreements.

Our Growth Strategy
Capital light growth model.   Our current plan is to pursue a capital-light growth strategy designed to accelerate commercialization while minimizing capital requirements and execution risk. While more capital-intensive strategies could require multi-billion-dollar internal investments and extended timelines, we intend to scale production through a flexible, partner-enabled manufacturing model.
During the initial adoption phase, particularly in high spec markets, we plan to satisfy early demand for our solid-state battery products by expanding our existing pilot line operations in Cheonan, South Korea, to support initial commercial production. As demand grows, including incremental high spec applications and gigawatt-scale ramp-up in the automotive market, we expect to scale primarily through a partner manufacturing approach. This model relies on joint manufacturing arrangements that may include technology licensing, manufacturing services, and materials supply. Battery cell manufacturing is complex and process-intensive, and we believe that successful commercialization requires more than licensing intellectual property. As appropriate, based on a partner’s manufacturing capabilities and utilizing our internal production experience, we may provide technology and manufacturing services to transfer critical process know-how and support yield optimization and production efficiency.
We plan to leverage our experience in building and delivering our FEST® batteries and our work with manufacturing partners to modify Li-ion manufacturing lines and processes to serve our customers at scale. We designed our FEST® technology as a “drop-in” solution compatible with existing manufacturing infrastructure, utilizing identical lines and tooling for up to 80% of the equipment and cost base. This compatibility is expected to significantly reduce capital expenditures and production risks for manufacturing partners and accelerate time to market, potentially by utilizing lines currently under construction. Our growth plans include collaborating with third-party cell manufacturers to retrofit existing, possibly underutilized lines. By leveraging our partners’ excess capacity, we aim to meet production goals and customer demand more efficiently than through greenfield construction.
Expand commercial production.   We are expanding our commercial production capabilities to meet growing customer demand. We currently construct cells at our global headquarters in the greater Boston area, which houses low-volume cell fabrication collocated with research and development facilities. In addition, our advanced manufacturing center in South Korea has a current capacity of approximately 40 megawatt-hours, with space to accommodate up to 200 megawatt-hours, and has produced and shipped thousands of large-format solid-state battery cells, including cells up to and above 100 Ah, to global automotive OEM customers.
As demand increases in high spec applications, we are expanding and investing in a new FEST® fabrication line to supply commercial cells tailored to customer-specific designs, including for expected drone and aerospace applications. These markets require differentiated performance characteristics, and the planned expansion and investment is intended to support their technical and qualification requirements.

Our Solstice™ cells utilize a state-of-the-art dry cathode coating process that is highly efficient and is expected to significantly reduce energy consumption during manufacturing. Cathode coating is among the most energy-intensive steps in battery production. A fully dry cathode coating process is expected to reduce overall manufacturing energy usage and eliminate the need to evaporate solvents typically used in liquid-based processes. Based on partner feedback, we believe we were among the first companies to announce the development of a fully dry-coated cathode, to integrate this cathode into a solid-state battery cell, and to validate the resulting cell through global automotive OEM testing.
We plan to continue investing in the scale-up of Solstice™ manufacturing, including process optimization, equipment development, and materials innovation. We plan to fund this expansion through capital raised in the Business Combination, as well as future JDAs, CDAs, strategic partnerships, and JVs. Our capacity expansion plan includes optional plans that can take advantage of and reflect changes in the business or financing environments.
Establish partnerships with high spec customers.   We believe that the superior characteristics of our FEST® batteries compared to current Li-ion batteries will make them attractive to high spec customers such as UAV OEMs and ultra-high performance automakers. As a result, we intend to focus on establishing our partnership with high spec manufacturers who can benefit from the capabilities of our battery cells relative to conventional Li-ion batteries and work with them to incorporate and adapt our solid-state batteries for their individual requirements and products.
Broaden our automotive pipeline:   We are building a diverse pipeline of relationships with passenger EV manufacturers, including our existing strategic partners. To date, we have entered into partnership agreements with leading global OEMs representing 26% of EV sales in 2024 in the U.S. and Europe. We expect our cells to first be deployed in a commercial fleet as early as 2027 or 2028.
Strengthen our global supply chain coalition.   We seek to establish a resilient and diversified global supply chain.
We recently announced a MoU with POSCO Future M, a leading material and equipment supplier in the battery industry. We also have developed partnerships with many other global material leaders including LG Chem, and SungEel HiTech, covering materials development and recycling initiatives.
We believe that battery innovation is dependent upon the strength and integration of the supply chain. In our view, the success of leading battery cell manufacturers has been a result of deep, collaborative relationships with top tier suppliers, a dynamic that we believe has contributed to Asian manufacturers holding more than 85% of global battery cell production11. We believe that battery manufacturing is best understood as a cohesive, supply-chain — driven ecosystem rather than a standalone technology effort.
We believe that our deep partnerships with leading participants across the Li-ion battery supply chain are among the strongest established by a Western battery developer. In addition, many of the raw materials and components used in our and our third-party partners’ manufacturing processes are readily available, reducing our dependence on any particular supplier. These relationships are intended to provide not only supply certainty but, more importantly, third-party validation of and support for our technology and manufacturing approach.
Build manufacturing partnerships.   The global Li-ion battery market currently has significant excess manufacturing capacity, with many facilities supported by multi-billion-dollar investments operating at utilization rates below 50%12. We believe our familiar and flexible manufacturing processes position us as an attractive partner for manufacturers seeking to deploy and commercialize solid-state battery technology.
Our FEST® batteries are designed to be compatible with existing Li-ion manufacturing infrastructure, including comparable size, form factors and equipment design. This compatibility is expected to enable the retrofit of existing Li-ion production lines into solid-state battery production lines, potentially reducing capital

11
BBC Future, How China Won the World’s Battery Race — November 2025, https://www.bbc.com/future/article/20251110-how-china-won-the-worlds-battery-race.

12
BloombergNEF, China Already Makes as Many Batteries as the Entire World Wants — April 2024, https://about.bnef.com/insights/clean-transport/china-already-makes-as-many-batteries-as-the-entire-world-wants/.

expenditure requirements by up to 80% relative to greenfield construction. Accordingly, we intend to pursue manufacturing partnerships that leverage underutilized capacity and accelerate the commercialization of our solid-state battery technology.
Deepen product substantiation.   We believe the combination of advanced cell performance and multi-OEM commercial partnerships positions us as a leading solid-state battery developer in the high spec segment. In 2025, we achieved a significant milestone with Mercedes-Benz by integrating our cell technology into a lightly modified EQS passenger car, which completed a record drive of more than 1,200 kilometers on a single charge.
In addition, following the successful verification of our cell performance by Stellantis in 2025, we expect to advance to the first demonstration fleet in 2026. This fleet is planned to be led by the Dodge Charger Daytona as part of Stellantis’ STLA Large platform, representing a further step toward vehicle-level validation and commercialization.
Customers in the drone and UAS markets often have unique combination of operating characteristics. As we expand our business focus to address this market, we will need to expand our product validation with these end users in mind.
Manufacturing and Supply
We think of ourselves as akin to “fabless innovation” companies in the semiconductor industry — designing and creating new products to be produced by existing, often external, manufacturing capacity.
Large-scale Li-ion battery factories require significant capital and years to build and outfit. We believe that our FEST® technology can help avoid the need to construct new gigafactories. As noted in “Our Growth Strategy”, we designed FEST® as a “drop-in” solution largely compatible with existing manufacturing infrastructure. This compatibility (representing up to 80% of the cost base) is intended to significantly reduce capital expenditure and production risk for manufacturing partners and to accelerate time to market. We believe that FEST® can be the initial product for, and take advantage of, lines currently under construction that are intended for conventional Li-ion cells.
Of the key steps in the electrode manufacturing and assembly of a battery, we have modified or replaced the calendaring, slitting & notching, and stacking steps. Our changes allow the use of our high-capacity lithium metal anodes while using existing lines and steps. Cell finishing (electrolyte filling, formation, aging, and inspection) naturally differ because of our quasi-solid electrolytes and the aging advantages created by our use of high-capacity anodes and quasi-solid electrolytes.
We plan to source our input materials from industry leading suppliers to the Li-ion battery industry. We maintain strategic relationships with some of the industry’s top vendors of cathode material along with leading vendors of other key inputs.
Research and Development
Our scientists and engineers primarily conduct their research and development activities at our headquarters facility in Billerica, Massachusetts. Their efforts concentrate on advancing our battery technology and manufacturing processes, including enhancing performance and reducing cost, as well as improving production yield and overall operational efficiency.
Our research and development currently includes programs for the following areas:
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Solid-State Battery Cell Development:   Developing and validating multi-layer solid-state battery cells to deliver high performance and a lower total cost of ownership for our end users.

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Solid-State Battery Material Innovation:   Advancing core materials, including polymer electrolytes, cathodes, anodes, and electrode formulations, to improve battery performance, safety, and manufacturability for large-format cells.

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Materials and Supply Chain Partnerships:   Collaborating with leading materials suppliers, such as POSCO Future M, to jointly scale the core materials required for next-generation battery production while qualifying additional top-tier materials vendors to diversify and strengthen our supply chain.

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Manufacturing process innovation and yield improvement:   Enhancing manufacturing processes to scale from initial 3 – 5 Ah cells to automotive-scale cells of 40 Ah and larger. This requires sustained investment in process engineering and extensive collaboration with global equipment suppliers to translate technical know-how into automated, high-yield manufacturing solutions.

•
Diversified Deployment & Application Expansion:   Extending our battery platform for new end users and industries, including aerospace and drone production, to integrate solid-state cells into new systems, and to validate performance, range, and payload advantages across diverse sectors.

Intellectual Property
Our proprietary battery technology is the foundation of our business success and technology leadership. We protect our competitive advantage through a combination of patent, trademark, and trade secret laws in the U.S. and other jurisdictions, alongside license agreements and rigorous contractual protections. We further secure our intellectual property through nondisclosure and invention assignment agreements with employees, consultants, and business partners.
We regularly file patent applications and hold patents in the U.S. and other countries where we operate. Our patent portfolio is most robust in solid-state components, including but not limited to next generation cathode, anodes, electrolyte materials, cell designs, and cell manufacturing process specific to solid-state batteries. Our trade secrets primarily safeguard key material formulation, cell designs, and manufacturing methods.
As of December 2025, we owned or exclusively licensed the following:
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U.S. Patents:   14 issued patents and 47 pending or allowed patent applications.

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Foreign Patents:   110 foreign patents and applications.

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Trademarks:   6 registered U.S. trademark applications.

Our issued U.S. patents and foreign patents are scheduled to expire beginning in 2036 and 2029, respectively.
Competitive Landscape
The battery market is evolving and remains highly competitive, with new technologies and competitors emerging regularly. This heightened competition could pose risks to our business, results of operations, and financial condition. Conversely, increased competition may also catalyze the development of the solid-state battery supply chain, align market demand, and drive cost reductions that accelerate broader adoption of solid-state battery technologies.
Factorial competes with existing battery technology companies, including major Li-ion battery manufacturers, automotive OEMs, and new entrants. Major global suppliers, including Panasonic, Samsung SDI, CATL, BYD, and LG Energy Solution, currently supply conventional Li-ion batteries at scale and are seeking to develop next-generation technologies, such as solid-state and lithium-metal batteries.
Because electrification is a key strategic priority, many leading automotive OEMs have invested in solid-state battery efforts and, in some cases, in battery development and production. For example, Tesla has built multiple gigafactories and expressed openness to supplying batteries to other manufacturers. Toyota is pursuing a multi-year initiative to commercialize solid-state batteries with a goal of introducing solid-state-battery on-road vehicles later this decade. Similarly, Samsung has announced plans to mass produce all-solid-state batteries by 2027.
Several development-stage companies are also seeking to improve conventional Li-ion batteries or develop new quasi-solid-state and all solid-state technologies. Many of these entrants have announced relationships with automotive OEMs. Factorial was the first known company to deliver solid-state battery cells exceeding 100 Ah that achieved more than 1,200 kilometers of range in customer-conducted road testing. As of January 15, 2026, we remain the only solid-state cell maker to have publicly announced this milestone.

We believe our ability to compete successfully depends on technical factors, such as energy density, price, charge rate, safety, and cycle life, as well as non-technical factors, including brand, customer relationships, and financial and manufacturing resources.
Incumbents and future entrants may possess greater resources, larger customer bases, and more established strategic relationships than we do. However, we believe many large incumbents are focused primarily on scaling existing gigafactories, which may limit their resources for dedicated solid-state battery development. Notably, Asian manufacturers currently account for over 85% of global battery cell production. We believe that U.S. and EU OEMs prioritize the establishment of a secure, localized, and resilient battery supply chain.
We seek to build a competitive advantage through broad OEM validation and proving real-world performance. Beyond our active engagements with announced OEM partners, we recently signed two additional MoUs with leading European automakers. Our diversification strategy extends beyond on-road vehicles into high spec sectors such as aerospace & defense, providing multiple paths to commercialization.
We consider QuantumScape to be our nearest direct competitor.
Government Regulation and Compliance
Our business activities are global and are subject to various federal, state, local, and foreign laws, rules, and regulations. For example, there are government regulations, both in the United States and abroad, pertaining to battery safety, transportation of batteries, use of batteries in cars, factory safety, worker health and safety, and disposal of hazardous materials. There are also workplace health and safety regulations, including the U.S. Occupational Safety and Health Act (OSHA), which require that certain information be provided to employees.
Environmental laws and regulations, including the Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act, and similar foreign and state laws, may control how battery cells and their components are stored, transported, used, recycled and disposed of. These laws may impose strict, joint, and several liability for the investigation and remediation of areas where hazardous substances may have been released or disposed. The export of batteries and battery technology is subject to export controls and may also be subject to controls regarding military, aerospace, and communications technology.
In many cases, our products, including our batteries and related technology, are or may in the future become subject to United States trade, import, and export controls laws, or similar laws of other foreign jurisdictions where we conduct business. In the United States, such export laws do or could include the Export Administration Regulations, the International Traffic in Arms Regulations (the “ITAR”), the Foreign Trade Regulations, and trade and economic sanctions maintained by the U.S. Treasury Department’s Office of Foreign Assets Controls.
In particular, a license may be required to export or reexport our products or technology to certain countries, certain end users, or for certain end uses. The time it takes to obtain a license could lead to delay or lost market opportunities. And the export or reexport to certain countries, end users, or for certain end uses may be prohibited altogether. Additionally, certain sensitive technologies and data could require special handling and storage considerations, and potentially registration under the ITAR, which increases compliance costs and risk.
Similarly, at times, there may be tariffs, restrictions, or prohibitions on imports of materials from certain regions used for our products, including those based on human rights concerns. One example of a prohibition is the Uyghur Forced Labor Prevention Act (“UFLPA”) of 2021, which, according to U.S. Customs and Border Protection, “establishes a rebuttable presumption that the importation of any goods, wares, articles, and merchandise mined, produced, or manufactured wholly or in part in the Xinjiang Uyghur Autonomous Region of the People’s Republic of China, or produced by certain entities, is prohibited by Section 307 of the Tariff Act of 1930 and that such goods, wares, articles, and merchandise are not entitled to entry to the United States. The presumption applies unless the Commissioner of U.S. Customs and Border Protection determines that the importer of record has complied with specified conditions and, by clear and convincing evidence, that the goods, wares, articles, or merchandise were not produced using forced labor.” Compliance with the UFLPA can sometimes be cumbersome based on the ability to trace the source of materials or other factors, and these examinations can delay or otherwise affect supply chains and delivery. Other import laws are also administered by U.S. Customs and Border Protection.
Moreover, our business is subject to the Foreign Corrupt Practices Act and other anti-corruption, anti-bribery, and anti-money laundering laws and regulations in the jurisdictions in which we have offices or do business, both in the United States and abroad. Any failure to meet any of these obligations, or a future modification to any of these legal regimes, could cause us to incur significant costs and delays, including the potential for new overhead costs, fines, sanctions, and third-party claims.
We are also subject to substantial federal, state, and local government contracting laws, regulations, and contractual requirements that govern the award, administration, and performance of government contracts and grants. Government contracts often include terms and regulatory obligations not typically found in commercial contracts, such as domestic content and sourcing standards, supply chain traceability, cybersecurity and quality assurance protocols, safety and environmental compliance, and other production and procurement mandates under statutes and regulations such as the Buy American Act, Trade Agreements Act and applicable sections of the Federal Acquisition Regulation and Defense Federal Acquisition Regulation Supplement. Ensuring compliance with these requirements may increase costs, constrain supplier and production flexibility, and require significant administrative effort. Failure to comply with applicable laws, regulations, or contractual provisions could result in damages, contractual remedies, civil or criminal penalties, contract termination or rescission, suspension or debarment from future government contracting, or other enforcement actions. Any such outcomes could materially adversely affect our business, financial condition, results of operations, reputation, and growth prospects.
Employees
We prioritize creating a world-class team and seek to recruit people dedicated to our strategic mission. Many of our employees bring significant experience from leading battery manufacturers and automotive OEMs.
As of December 31, 2025, our workforce consisted of approximately 100 employees. Our workforce operates from our headquarters in Billerica, Massachusetts, as well as locations in Woburn, Massachusetts, South Korea, Germany, and Japan.
Over two-thirds of our staff works in research and development and related functions; notably, more than half of this group holds advanced engineering and scientific degrees, many from the world’s top universities.
Facilities
As of December 31, 2025, our corporate headquarters is located in Billerica, Massachusetts, in the greater Boston area, where we lease approximately 52,000 square feet of space under an agreement expiring in October 2032. We lease an approximately 18,000 square foot prototyping space in Woburn, Massachusetts pursuant to an agreement that expires in May 2028. In addition, we own an approximately 28,000-square-foot fabrication facility in Cheonan, South Korea.
We dedicate the majority of these premises to development and manufacturing engineering activities and believe these facilities adequately meet our current operational needs.

Legal Proceedings
From time to time, we may become involved in litigation or other legal proceedings arising in the ordinary course of business. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can adversely impact our operations due to defense and settlement costs, the division of management resources, and other related factors.
We are party to an arbitration, initiated on March 14, 2025, before the International Centre for Dispute Resolution and with a hearing scheduled for June 2026, regarding a contractual dispute in which a vendor is seeking $4.9 million in damages, interest, and other relief. We do not believe that such payment is owed, we are defending against such claims, and we have asserted counterclaims. We believe that a loss is neither probable nor remote and are unable to reasonably estimate the amount or range of possible loss due to the stage of the proceedings and the uncertainty regarding the resolution of the competing claims.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF FACTORIAL
The following discussion and analysis provides information that Factorial’s management believes is relevant to an assessment and understanding of Factorial’s consolidated results of operations and financial condition. The discussion should be read together with the historical audited annual consolidated financial statements as of and for the years ended December 31, 2025 and 2024, and the related respective notes thereto, included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with Factorial’s unaudited pro forma financial information as of and for the year ended December 31, 2024. See “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Factorial’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Factorial,” under “Risk Factors” or in other parts of this proxy statement/prospectus/information statement. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Factorial” to “Factorial,” “the Company,” “we,” “us” and “our” refer to the business and operations of Factorial Inc. and its consolidated subsidiaries prior to the Business Combination and to PubCo and its consolidated subsidiaries, following the Closing.
Overview
Factorial, a US-based leader in solid-state battery technology, develops next generation battery technology for planned use by drone, mobile robots, roadgoing vehicles, energy storage, and other demanding applications. Our FEST® cells are designed to meet the demands of the high-power market and, relative to conventional Li-ion batteries, deliver lighter weight, smaller size, longer life, and faster charging, in each case meeting or exceeding conventional batteries in each of these key parameters we believe are valued by end users.
Factorial is a development stage company with no revenue to date that has incurred a net loss of approximately $54.3 million for the year ended December 31, 2024 and an accumulated deficit of approximately $181.7 million as of December 31, 2024.
The Business Combination
Factorial entered into the Business Combination Agreement with CGC on December 17, 2025. Pursuant to the Business Combination Agreement, and assuming a favorable vote of CGC’s stockholders, Merger Sub, a newly formed subsidiary of CGC, will be merged with and into Factorial. Upon the Closing, the separate corporate existence of Merger Sub shall cease, and Factorial will survive and become a wholly-owned subsidiary of CGC. The Business Combination is anticipated to be accounted for as a reverse recapitalization. Factorial will be deemed the accounting acquirer and the combined entity will be the successor SEC registrant, meaning that Factorial’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. Under this method of accounting, CGC will be treated as the acquired company for financial statement reporting purposes. As a result of the estimated impact of the Business Combination the most significant change in the successor’s future reported financial position and results, assuming no shareholder redemptions, are expected to be an estimated $355.6 million net increase in cash and cash equivalents (as compared to Factorial’s consolidated balance sheet at December 31, 2024), which includes $100 million in gross proceeds from the PIPE Financing that will close concurrent with the Closing or on [•], 2026. Total transaction costs for the Business Combination and PIPE Financing are estimated at approximately $28.8 million, assuming no redemptions. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
As a result of the Business Combination, Factorial will become the successor to an SEC-registered and Nasdaq-listed company, which will require Factorial to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Factorial expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit and other professional service fees.

Key Trends, Opportunities and Uncertainties
Factorial is a pre-revenue company; we believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those in the sections of this proxy statement/prospectus titled “Business — Our Competitive Strengths”, “Business — Our Growth Strategy”, “Business — Manufacturing and Supply”, “Business — Research and Development”, “Business — Competitive Landscape”, Business — Government Regulation and Compliance” and “Risk Factors.”
Basis of Presentation
Factorial currently conducts its business through one operating segment. As a pre-revenue company with no commercial operations, Factorial’s activities to date have been limited and were conducted primarily in the United States and its historical results are reported under GAAP and in U.S. dollars. Factorial’s Korean subsidiary’s functional currency is the Korean Won. Upon commencement of commercial operations, Factorial expects to expand its global operations substantially, including in the United States and the European Union, and as a result Factorial expects its future results to be sensitive to foreign currency transaction and translation risks and other financial risks that are not reflected in its historical financial statements. As a result, Factorial expects that the financial results it reports for periods after it begins commercial operations will not be comparable to the financial results included in this proxy statement/prospectus/information statement.
Components of Results of Operations
Factorial is a research and development stage company and its historical results may not be indicative of its future results for reasons that may be difficult to anticipate. Accordingly, the drivers of Factorial’s future financial results, as well as the components of such results, may not be comparable to Factorial’s historical or projected results of operations.
Research and Development Expense
To date, Factorial’s research and development expenses have consisted primarily of personnel-related expenses for scientists, experienced engineers and technicians as well as costs associated with the expansion and ramp up of our engineering facility in Cheonan, South Korea, including the material and supplies to support the product development and process engineering efforts. As Factorial ramps up its engineering operations to complete the development of its solid-state, lithium-metal batteries and required process engineering to meet automotive cost targets, Factorial anticipates that research and development expenses will increase significantly for the foreseeable future as Factorial expands its hiring of scientists, engineers, and technicians and continues to invest in additional plant and equipment for product development (e.g. multi-layer cell stacking, packaging and engineering), building prototypes, and testing of battery cells as the team works to meet the full set of OEMs product requirements.
General and Administrative Expense
General and administrative expenses consist mainly of personnel-related expenses for Factorial’s executive, sales and marketing and other administrative functions and expenses for outside professional services, including legal, accounting and other advisory services. Factorial is expanding its headcount in anticipation of planning for and ramping up commercial manufacturing operations and becoming a public company upon the Closing. Accordingly, in addition to the non-recurring transaction costs discussed above, Factorial expects its general and administrative expenses to increase significantly in the near term and for the foreseeable future. Upon commencement of commercial operations, Factorial also expects general and administrative expenses to include facilities, marketing and advertising costs.
Change in Fair Value of Warrant Liability
Change in fair value of warrant liability represents the fair value adjustment to mark the warrant liability to fair value based on changes in the underlying equity valuation.

Other Income (Expense, Net)
Factorial’s other income (expense) consists of interest income from interest-bearing accounts, interest expense, and the effects of foreign currency.
Income Tax Expense / Benefit
Factorial’s income tax provision consists of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law. Factorial maintains a valuation allowance against the full value of its U.S. and state net deferred tax assets because Factorial believes the recoverability of the tax assets is not more likely than not.
Results of Operations
Comparison of the Fiscal Year Ended December 31, 2025 to the Fiscal Year Ended December 31, 2024
The following table sets forth Factorial’s historical operating results for the periods indicated:
	Twelve Months Ended December 31,			$ Change		% Change
	2025		2024
	(in thousands, except Share and per Share Amounts)
Operating expenses:
Research and development	$	[•]	$(31,809)	$	[•]	[•]%
General and administrative		[•]	(24,711)		[•]	[•]%
Total operating expenses		[•]	(56,520)		[•]	[•]%
Loss from operations		([•])	(56,520)		[•]	[•]%
Other income (expense):
Change in fair value of warrant liability		[•]	488		[•]	[•]%
Other income (expense), net		[•]	1,688		[•]	[•]%
Total other income, net		[•]	2,176		[•]	[•]%
Net loss		([•])	(54,344)		[•]	[•]%
Net loss attributable to common stockholders	$	([•])	$(54,344)	$	([•])	[•]%
Net loss	$	([•])	$(54,344)	$	([•])	[•]%
Other comprehensive income (loss):
Foreign currency translation adjustments and other		[•]	(37)		[•]	[•]%
Total comprehensive loss		([•])	(54,381)		([•])	[•]%
Comprehensive loss attributable to common stockholders	$	([•])	$(54,381)	$	([•])	[•]%
Basic and Diluted net loss per share	$	([•])	$(10.85)	$	([•])	[•]%
Basic and Diluted weighted-average common shares outstanding		[•]	5,009,250		[•]	[•]%
Research and Development
Research and development expenses [•] by $[•] million, or [•]%, from $31.8 million in 2024 to $[•] million in 2025. The [•] primarily resulted from the $[•] million [•] in [•] due to [•] and an [•] of $[•] million in [•] to [•]. Additionally, [•] expense [•] by $[•] million from $[•] million in 2024 to $[•] million in 2025 due to the effect of [•].

General and Administrative
General and administrative expenses [•] by $[•] million, or [•] %, from $24.7 million in 2024 to $[•] million in 2025, primarily due to [•] in [•] and partially offset by an [•] of $[•] million for [•] in 2025 due to [•] and [•].
Change in Fair Value of Warrant Liability
Change in Fair Value of Warrant Liability [•] by $[•] million in 2025 due to [•] in [•].
Other Income (Expense), Net
Other income (expense), net [•] by $[•] million in 2025 due to [•] in [•].
Provision for Income Taxes
Provision for income taxes [•] by $[•] million in 2025 due to [•] in [•].
Liquidity and Capital Resources
Since inception, we have financed our operations primarily from the sales of preferred and convertible preferred stock. As of December 31, 2024, our principal sources of liquidity were our cash and cash equivalents in the amount of $48.3 million. Our cash equivalents are invested primarily in U.S. Treasury money market funds.
As of the date of this proxy statement/prospectus, Factorial has yet to generate any revenue from its business operations. To date, Factorial has funded its capital expenditure and working capital requirements through equity as further discussed below. Factorial’s ability to successfully develop its products, commence commercial operations and expand its business will depend on many factors, including its working capital needs, the availability of equity or debt financing and, over time, its ability to generate cash flows from operations.
As of December 31, 2024, Factorial’s cash and cash equivalents amounted to $48.3 million. On a pro forma basis, assuming the stockholder approval, the Closing and the closings of the PIPE Financing, Factorial’s cash and cash equivalents would have amounted to approximately $419.0 million on December 31, 2024, assuming no redemptions by SPAC stockholders. In August 2025, Factorial entered into agreements with existing investors to issue convertible notes for $10.0 million, which will be converted into shares to be issued by Factorial in conjunction with the Business Combination. In January 2026, Factorial entered into agreements with new investors to issue convertible notes where Factorial can receive proceeds up to $5.4 million, which can be converted into shares to be issued by Factorial in conjunction with the Business Combination. As of January 26, 2026, Factorial has received proceeds of $4.0 million.
Factorial expects its capital expenditures and working capital requirements to increase materially in the near future, as it seeks to accelerate its research and development efforts and scale up the production operations with its OEM partners. Factorial believes that its cash on hand following the Closing, including the net proceeds from CGC’s cash in trust (assuming no redemptions by CGC’s stockholders) and the PIPE Financing will be sufficient to meet its working capital and capital expenditure requirements for a period of at least twelve months from the date of this proxy statement/prospectus and sufficient to fund its operations until it commences commercial production of the Factorial solid-state battery, assuming Factorial is able to do so as currently contemplated. Factorial may, however, need additional cash resources due to changed business conditions or other developments, including unanticipated delays in negotiations with OEMs and tier-one automotive suppliers or other suppliers, supply chain challenges, competitive pressures, and regulatory developments, among other developments. To the extent that Factorial’s current resources are insufficient to satisfy its cash requirements, Factorial may need to seek additional equity or debt financing. If the financing is not available, or if the terms of financing are less desirable than Factorial expects, Factorial may be forced to decrease its level of investment in product development or scale back its operations, which could have an adverse impact on its business and financial prospects.

Based on its current operating plan, the Company estimates that its cash and cash equivalents as of the issuance of these financial statements will be sufficient to fund its operating expenses and capital expenditure requirements into the fourth quarter of 2026. The Company has based this estimate on assumptions that may prove to be wrong and could deplete its liquid resources sooner than it currently expects. The Company’s liquid resources may not be sufficient to fund operations through at least the next twelve months from the date that these consolidated financial statements as of December 31, 2024 are issued based on its expected cash needs, which raises substantial doubt about the Company’s ability to continue as a going concern.
In connection with our assessment of going concern considerations in accordance with ASC 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that our liquidity condition raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after the completion window.
The foregoing discussion, including our estimate that our cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditure requirements into the fourth quarter of 2026, does not give effect to the consummation of the Business Combination or the PIPE Financing. In all redemption scenarios, including in the Maximum Redemptions Scenario, we believe that upon consummation of the Business Combination and receipt of the proceeds of the PIPE Financing, we will have sufficient cash to fund our operations and capital expenditures for at least the next twelve months.
Cash Flows
The following table provides a summary of Factorial’s cash flow data for the periods indicated:
	Year Ended December 31
	2025		2024
Amount in thousands
Net cash (used in) operating activities	$	([•])	$(37,210)
Net cash (used in) investing activities		[•]	(1,877)
Net cash (used in) financing activities		[•]	(816)
Cash Flows from Operating Activities
Factorial’s cash flows used in operating activities to date have been primarily comprised of payroll, material and supplies, facilities expense, and professional service related to research and development and general and administrative activities. As Factorial continues to ramp up hiring for technical headcounts to accelerate its developmental efforts, Factorial expects its cash used in operating activities to increase significantly before it starts to generate any material cash flows from its business.
Net cash used in operating activities was $37.2 million in 2024 and primarily represents payments on the finance lease liability.
Cash Flows from Investing Activities
Factorial’s cash flows from investing activities, to date, have been comprised of purchases of property and equipment and purchases and disposals of equipment. Factorial expects the costs to acquire property and equipment to increase in the near future as it builds [production/test lines].
Net cash used in investing activities was $1.9 million in 2024. Cash used for property and equipment purchases was $2.0 million in 2024, net of $0.1 million of proceeds from disposals of equipment.
Cash Flows from Financing Activities
Through December 31, 2024, Factorial has financed its operations primarily through the sale of equity securities. In addition, in August 2025, Factorial entered into agreements for the sale of convertible notes for $10.0 million.

Net cash used in financing activities was $0.8 million in 2024 and primarily represents payments on the finance lease liability.
Contractual Obligations and Commitments
Factorial leases its headquarters space in Billerica, Massachusetts (the “Billerica Sublease”) under a single sublease classified as an operating lease expiring on October 30th, 2032. The Billerica Sublease does not contain any provision for an extension. Factorial also leases laboratory and office space in Tallahassee, Florida (the “Tallahassee Lease”) under a single lease classified as an operating lease that expired at the end of its term on February 28th, 2025. Additionally, Factorial leases laboratory and storage space, which includes offices, in Woburn, Massachusetts (the “Woburn Lease”) under a single lease classified as an operating lease expiring on April 30, 2028. The Woburn Lease does not contain any provision for extension. Finally, Factorial leased laboratory and manufacturing space, which includes offices, in Methuen, Massachusetts (the “Methuen Lease”) under a single lease classified as a financing lease. The Methuen Lease was terminated on October 18, 2025. Factorial has not commenced negotiations with respect to extending the Billerica Sublease or the related lease between the applicable sublessor from whom the Company subleases such property and the ultimate lessor, but intends to do so prior to the expiration thereof.
In August 2025, Factorial entered into agreements with existing investors to issue convertible notes for $10.0 million, which will be converted into shares to be issued by Factorial in conjunction with the Business Combination. In January 2026, Factorial entered into agreements with new investors to issue convertible notes where Factorial can receive proceeds up to $5.4 million, which can be converted into shares to be issued by Factorial in conjunction with the Business Combination. As of January 26, 2026, Factorial has received proceeds of $4.0 million.
Factorial enters into purchase agreements for equipment that include payments when certain manufacturing or testing milestones are met by the equipment manufacturer. As of December 31, 2024, Factorial had commitments to pay $0.4 million in milestone payments if the manufacturing or testing milestones are achieved by the equipment manufacturer.
Off-Balance Sheet Arrangements
Factorial is not a party to any off-balance sheet arrangements, as defined under SEC rules.
Critical Accounting Policies
Factorial’s financial statements have been prepared in accordance with GAAP. In the preparation of these financial statements, Factorial is required to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods.
Factorial considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on the consolidated financial statements. Factorial’s significant accounting policies are described in Note 2 to its audited consolidated financial statements included elsewhere in this proxy statement/prospectus. Factorial has the critical accounting policies and estimates which are described below.
Long-Lived Assets – Net
Our long-lived assets consist of the following:
•
Property and equipment, net;

•
Operating lease right-of-use assets, net;

•
Finance lease right-of-use assets, net.

We assess our long-lived assets – net for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable in accordance with ASC Topic 360,

“Property, Plant, and Equipment.” Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cashflow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed before the end of its estimated useful life.
Recoverability of assets is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset. The estimated fair value is determined using a discounted cash flow analysis. Any impairment in value is recognized as an expense in the period when the impairment occurs. The Company did not recognize any impairment charges associated with long-lived assets for the year ended December 31, 2024.
Stock-Based Compensation Expense
We record stock-based compensation expense for share-based awards issued to our employees and consultants based on our estimate of the fair value of the stock-based awards at the grant date. We estimate the fair value of our stock-based awards based on the fair value of the underlying the award, which includes the common stock of Factorial.
For stock-based awards that include a service-based vesting condition, we recognize the expense ratably over the requisite service period. For stock-based awards that include a performance-based vesting condition, we recognize the expense when it is probable that the performance-based vesting condition will be satisfied and the award has satisfied other vesting conditions, if any. Forfeitures are recognized as incurred. Refer to “— Critical Accounting Estimates — Equity Valuations” below for additional detail on the valuation methodology to determine the fair value of our common stock.
Redeemable Convertible Preferred Stock Warrant Liabilities
Warrants to purchase shares of redeemable convertible preferred stock are classified as liabilities on the consolidated balance sheets at fair value upon issuance because the underlying shares of redeemable convertible preferred stock are redeemable outside of the control of Factorial. The initial liability recorded is adjusted for changes in the fair value at each reporting date and recorded as other income/expense in the accompanying Company’s statement of operations and comprehensive loss. Factorial will continue to adjust the convertible preferred stock warrant liability for changes in fair value until the earlier of the exercise of the warrants, at which time the liability will be reclassified to redeemable convertible preferred stock, or the expiration of the warrants, at which time the entire remaining amount would be reversed and reflected in the Company’s accompanying statements of operations and comprehensive loss. The redeemable convertible preferred stock warrant liabilities will increase or decrease each period based on the fluctuations of the fair value of the underlying security. We expect the fair value of the warrants to increase leading up to the Business Combination, but we do not expect any future charges following the Closing as the redeemable convertible preferred stock warrants outstanding will automatically convert into common stock warrants upon the Closing. Refer to “— Critical Accounting Estimates — Equity Valuations” below for additional detail on the valuation methodology to determine the fair value of our preferred stock.
Critical Accounting Estimates
Equity Valuations
To date, there has been no public market for our common or preferred stock. As such, the estimated fair value of our common and preferred stock has been determined at each grant date and reporting date by our board, with input from management, based on the information known to us on the grant date and/ or reporting date and upon a review of any recent events and their potential impact on the estimated per share fair value of our common and preferred stock. As part of these fair value determinations, our board obtained and considered valuation reports prepared by an independent third-party valuation specialist in accordance with the guidance outlined in the American Institute of Certified Public Accountants Technical

Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The value of our common and preferred stock is estimated using income and market valuation approaches and management believes that an Option Pricing Model may be the most appropriate method for allocating enterprise value to determine the estimated fair value of our common and preferred stock. The assumptions underlying these valuations include projected future revenue and cash flows, discount rates, market adjustments and multiples, selection of comparable companies, the lack of marketability of our equity, and probability of possible future events, including the expected time to liquidity. These underlying assumptions represent our best estimates at the time they were made, which involves inherent uncertainty and the application of judgment. Changes to the key assumptions and estimates used in the valuations could result in materially different fair values of our common and preferred stock at each valuation date.
Once a public trading market for our common stock has been established in connection with the closing of the contemplated Business Combination, it will no longer be necessary for our board to use complex models to estimate the fair value of our common stock in connection with the accounting for stock-based awards or the warrants outstanding, as the fair value of our common stock will be determined based on the closing price of our common stock as reported on the date of grant or end of the reporting period.
Emerging Growth Company Status
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.
CGC is an “emerging growth company” as defined in Section 2(a) of the Securities Act and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the Closing, Factorial expects to remain an emerging growth company at least through the end of the [2027] fiscal year and Factorial expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare Factorial’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.
Recent Accounting Pronouncements
See Note 2 to the audited consolidated financial statements included elsewhere in this proxy statement/prospectus for more information about recent accounting pronouncements, the timing of their adoption, and Factorial’s assessment, to the extent it has made one, of their potential impact on Factorial’s financial condition and its results of operations and cash flows.
Quantitative and Qualitative Disclosures About Market Risk
Factorial is exposed to a variety of markets and other risks including the effects of change in interest rates, inflation and foreign currency translation and transaction risks as well as risks to the availability of funding sources, hazard events and specific asset risks.
Interest Rate Risk
The market interest risk in Factorial’s financial instruments and financial positions represents the potential loss arising from adverse changes in interest rates. As of December 31, 2024, we had cash and cash equivalents of $48.3 million, of which $34.2 million was held in interest-bearing money market accounts for which the fair market value would be affected by change in the general level of U.S. interest rates. However, due to the short-term maturities and the low-risk profile of our investments, an immediate 10% change in the interest rate would not have a material effect on the fair market value of our cash and cash equivalents.

A significant change in interest rates may also have an impact on the valuation of our equity and equity-linked instruments, as discussed in “Equity Valuations.” This could cause a material change in the carrying value of our equity and equity-linked instruments.
Foreign Currency Risk
Factorial’s U.S. entities and certain foreign subsidiaries functional currencies are the U.S. dollar, while Factorial’s South Korea entity functional currency is the Korean Won. Factorial’s current and potential future subsidiaries could be expected to have other functional currencies, reflecting their principal operating markets. Once Factorial starts commercialization, it expects to be exposed to both currency transaction and translation risk. To date, Factorial has not had material exposure to foreign currency fluctuations and has not hedged such exposure, although it may do so in the future.

MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION
The following sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to serve as directors and executive officers of PubCo following the consummation of the Business Combination.
Name	Age	Position(s)
Executive Officers
Siyu Huang, Ph.D.	38	Co-founder, Chief Executive Officer and Director
Alex Yu, Ph.D.	39	Co-founder, Chief Technology Officer and Director
Richard Wei	62	Chief Financial Officer
Jason Duva	53	General Counsel and Secretary
Non-Employee Directors
Joseph M. Taylor	73	Executive Chairperson
[•]	[•]	Director
[•]	[•]	Director
[•]	[•]	Director
Executive Officers
Siyu Huang, Ph.D., has served as Factorial’s Co-founder and Chief Executive Officer since January 2020 and as a member of the Factorial Board since August 2019. Dr. Huang holds a Ph.D. in Chemistry, M.S. in Chemistry, and an MBA from Cornell University, and a B.S. in Chemistry from Xiamen University. We believe that Dr. Huang is qualified to serve on the PubCo Board based on her record in building battery material manufacturing, advancing solid-state battery technology from concept to deployment and securing strategic partnerships and financings for Factorial in her role as Chief Executive Officer. Dr. Huang is married to Dr. Yu, PubCo’s Co-founder, Chief Technology Officer and Director.
Alex Yu, Ph.D., has served as Factorial’s Chief Technology Officer since May 2022 and as a member of the Factorial Board since August 2019. From January 2020 to May 2022, Dr. Yu served as Factorial’s President, and from August 2019 to December 2019 served as Factorial’s CEO. Previously, from October 2013 to October 2019, Dr. Yu served as chief executive officer and founder of Lionano Inc., a predecessor to Factorial. Dr. Yu holds a Ph.D. in Chemistry from Cornell University and a B.S. in Chemistry from Xiamen University. We believe that Dr. Yu is qualified to serve on the PubCo Board based on his extensive battery materials and electrochemistry background and leadership in developing automotive-grade solid-state cells, and his knowledge of Factorial from his role as Factorial’s Chief Technology Officer. Dr. Yu is married to Dr. Huang, PubCo’s Co-founder, Chief Executive Officer and Director.
Richard Wei has served as Factorial’s Chief Financial Officer since December 2025 and served as a financial advisor to Factorial from September 2025 to December 2025. From April 2018 to October 2020, Mr. Wei served as chief financial officer to ECMOHO Limited, a health and wellness e-commerce and integrated solutions company. Prior to that, Mr. Wei gained his extensive experience as a chief financial officer, having worked in this position for over 18 years at companies such as Shanda Games, Spreadtrum Communications, Silicon Motion Technology Corporation (Nasdaq:SIMO), Kong Zhong Corporation and ASE Test Limited. Mr. Wei also held various roles at companies such as IBM, Morgan Stanley and Lehman Brothers. Mr. Wei holds an MBA from Cornell University and an S.B. in Computer Science from MIT.
Jason Duva has served as Factorial’s General Counsel since April 2022 and as Head of Government Affairs since December 2024. From December 2020 to April 2022, Mr. Duva served as general counsel & chief administrative officer of Latham Group, Inc. (Nasdaq:SWIM), a global manufacturer of residential swimming pools and related products. Previously, from February 2005 to October 2020, Mr. Duva worked at Avid Technology, Inc., a global technology company, where he most recently served as executive vice president, chief legal and administrative officer and advisor. Mr. Duva holds a J.D. from Boston College Law School and an A.B. in Political Science from Brown University.

Pursuant to the Business Combination Agreement, the parties intend to use commercially reasonable efforts to enter into employment agreements with the executive officers listed above, which employment agreements would become effective as of the Closing. See “Executive and Director Compensation of Factorial.”
Non-Employee Directors
Joseph M. Taylor has served as Executive Chairman of the Factorial Board since May 2020. Mr. Taylor has served as director of CeriBell, Inc. (Nasdaq:CBLL) since May 2017. Previously, Mr. Taylor served in various roles at Panasonic Corporation of North America, an electronics company, including most recently as the chairman and chief executive officer, from September 1983 to April 2017. Mr. Taylor also served on the board of the New Jersey Institute of Technology, a public polytechnic university, from June 2014 to June 2022 and has served as an advisory board member of WAVE Equity Partners, a private equity firm, since September 2023. Mr. Taylor holds a B.A. from LaSalle College and an honorary doctorate from the New Jersey Institute of Technology. We believe that Mr. Taylor is qualified to serve on the PubCo Board due to his extensive experience in leading a large and innovative technology company and experience in corporate governance and business strategy.
[•]
Board Composition
The PubCo Board will manage the business and affairs of PubCo, as provided by Delaware law, and will conduct its business through meetings of the board of directors and its standing committees. Assuming the election of the nominees set forth in “Proposal No. 8 — Director Election Proposal,” it is anticipated that, upon the consummation of the Business Combination, the PubCo Board will consist of seven members; provided, that at least a majority of the PubCo Board will qualify as independent directors (as such term is defined under Nasdaq rules). The primary responsibilities of the PubCo Board will be to provide risk oversight and strategic guidance to PubCo and to counsel and direct PubCo’s management. The PubCo Board will meet on a regular basis and will convene additional meetings, as required.
Staggered Board
In accordance with the terms of the PubCo Charter and PubCo Bylaws that will each become effective prior to the completion of the Business Combination, the PubCo Board will be divided into three staggered classes of directors and each director will be assigned to one of the three classes. At each regularly-scheduled annual meeting of the stockholders, one class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the regularly-scheduled annual meeting of stockholders to be held during the years 2027 for Class I directors, 2028 for Class II directors and 2029 for Class III directors.
•
PubCo’s Class I directors will be [•];

•
PubCo’s Class II directors will be [•]; and

•
PubCo’s Class III directors will be [•].

The PubCo Charter and the PubCo Bylaws that will each become effective upon the Domestication will provide that the number of directors that constitutes the PubCo Board shall be fixed from time to time by a resolution of the PubCo Board. If the number of directors is thereafter changed, any increase or decrease in directorships will be apportioned among the classes by the PubCo Board so as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the PubCo Board will shorten the term of any incumbent director.
The division of the PubCo Board into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of PubCo management or a change in control.
Director Independence
CGC has applied for the listing of the PubCo Series A Common Stock on Nasdaq in connection with the closing of the Business Combination. As a result, assuming that Nasdaq approves CGC’s initial listing application, PubCo will adhere to the rules of Nasdaq in determining whether a director is independent. The Factorial Board has consulted, and the PubCo Board will consult, with its counsel to ensure that the board of directors’ determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq listing standards generally define an “independent director” as a person who is not an executive officer or employee, or who does not have a relationship which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director. The parties have determined that [•] will be considered independent directors of PubCo. PubCo’s independent directors will have regularly scheduled meetings at which only independent directors are present.
PubCo’s Co-founder, Chief Executive Officer and Director, Dr. Huang, and PubCo’s Co-founder, Chief Technology Officer and Director, Dr. Yu, are married to each other. There are no other family relationships among any of PubCo’s executive officers and directors.
Board Committees
At the Closing, the PubCo Board will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate under a written charter to be effective following the Closing of the Business Combination, which satisfies the applicable Nasdaq Listing Rules. In addition, from time to time, special committees may be established under the direction of the PubCo Board when necessary to address specific issues. Copies of each board committee’s charter will be posted on PubCo’s website. PubCo’s website and the information contained on, or that can be accessed through, such website are not deemed to be incorporated by reference in, and are not considered part of, this proxy statement/prospectus. The composition and responsibilities of each of the committees of the PubCo Board are described below. Members serve on these committees until their resignation or until otherwise determined by the PubCo Board.
Audit Committee
Following the Business Combination, the PubCo audit committee will consist of [•] and will be chaired by [•]. The functions of the audit committee include:
•
appointing, approving the compensation of, and assessing the independence of PubCo’s independent registered public accounting firm;

•
pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by PubCo’s independent registered public accounting firm;

•
reviewing the overall audit plan with PubCo’s independent registered public accounting firm and members of management responsible for preparing PubCo’s financial statements;

•
reviewing and discussing with management and PubCo’s independent registered public accounting firm PubCo’s annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by PubCo;

•
coordinating the oversight and reviewing the adequacy of PubCo’s internal control over financial reporting;

•
establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•
recommending based upon the audit committee’s review and discussions with management and PubCo’s independent registered public accounting firm whether PubCo’s audited financial statements shall be included in its Annual Report on Form 10-K;

•
monitoring the integrity of PubCo’s financial statements and PubCo’s compliance with legal and regulatory requirements as they relate to PubCo’s financial statements and accounting matters;

•
preparing the audit committee report required by SEC rules to be included in PubCo’s annual proxy statement;

•
reviewing all related persons transactions for potential conflict of interest situations and approving all such transactions; and

•
reviewing quarterly earnings releases.

All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq listing rules. The PubCo Board has determined that [•] qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations. In making this determination, the PubCo Board considered the nature and scope of experience that [•] has previously had. The PubCo Board has determined that all of the directors that will become members of our audit committee following the Business Combination satisfy the relevant independence requirements for service on the audit committee set forth in the rules of the SEC and the Nasdaq listing rules. Both PubCo’s independent registered public accounting firm and management will periodically meet privately with the audit committee.
Compensation Committee
Following the Business Combination, the PubCo compensation committee will consist of [•] and will be chaired by [•]. The functions of the compensation committee will include:
•
annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of PubCo’s Chief Executive Officer;

•
evaluating the performance of PubCo’s Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation (i) reviewing and determining the cash compensation of PubCo’s Chief Executive Officer and (ii) reviewing and approving grants and awards to PubCo’s Chief Executive Officer under equity-based plans;

•
reviewing and approving the compensation of PubCo’s other executive officers;

•
reviewing and establishing PubCo’s overall management compensation, philosophy and policy;

•
overseeing and administering PubCo’s compensation and similar plans;

•
evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq listing rules;

•
reviewing and approving PubCo’s policies and procedures for the grant of equity-based awards;

•
reviewing and recommending to the board of directors the compensation of PubCo’s directors;

•
preparing PubCo’s compensation committee report if and when required by SEC rules;

•
reviewing and discussing annually with management PubCo’s “Compensation Discussion and Analysis,” if and when required, to be included in PubCo’s annual proxy statement; and

•
reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Each member of PubCo’s compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act.
Nominating and Corporate Governance Committee
Following the Business Combination, PubCo’s nominating and corporate governance committee will consist of [•] and will be chaired by [•]. The functions of the nominating and corporate governance committee will include:
•
developing and recommending to the PubCo Board criteria for board and committee membership;

•
establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•
reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise PubCo;

•
identifying individuals qualified to become members of the board of directors;

•
recommending to the PubCo Board the persons to be nominated for election as directors and to each of the board’s committees;

•
developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•
overseeing the evaluation of the PubCo Board and management.

Compensation Committee Interlocks and Insider Participation
None of the members of PubCo’s compensation committee is, or has at any time during the prior three years been, one of PubCo’s officers or employees. None of PubCo’s executive officers currently serves, or has in the past fiscal year served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the PubCo Board or the PubCo compensation committee.
Code of Business Conduct and Ethics
The PubCo Board intends to adopt a Code of Business Conduct and Ethics in connection with the Business Combination. The Code of Business Conduct and Ethics will apply to all of PubCo’s employees, officers (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants, and will be available on PubCo’s website at https://www.[•].com. PubCo intends to disclose future amendments to certain provisions of its Code of Business Conduct and Ethics on its website. The inclusion of PubCo’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on PubCo’s website into this proxy statement/prospectus, and you should not consider that information a part of this proxy statement/prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION OF FACTORIAL
Executive Compensation
Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “Factorial” refers to Factorial prior to the consummation of the Business Combination and to PubCo and its consolidated subsidiaries following the Business Combination.
The following discussion contains forward-looking statements that are based on Factorial’s current plans, considerations, expectations and determinations regarding PubCo’s future compensation programs. The actual amount and form of compensation and the compensation policies and practices that PubCo adopts in the future may differ materially from currently planned programs as summarized in this discussion.
As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Exchange Act. The compensation provided to Factorial’s named executive officers (the “NEOs”) for the fiscal year ended December 31, 2025 is detailed in the 2025 Summary Compensation Table and accompanying footnotes and narrative that follow. Unless otherwise stated, all references in the following sections and tables to compensation earned, including stock options and restricted stock units (“RSUs”), relate to compensation provided by Factorial. Factorial’s NEOs for the fiscal year ended December 31, 2025, which consist of Factorial’s Chief Executive Officer and its next two most highly compensated executive officers (other than the Chief Executive Officer) serving as executive officers as of December 31, 2025, are:
•
Siyu Huang, Ph.D., MBA, its Founder and Chief Executive Officer;

•
Alex Yu, Ph.D., its Founder and Chief Technical Officer; and

•
Jason Duva, its General Counsel.

To date, the compensation of the NEOs has consisted of a combination of base salary, cash bonuses and long-term incentive compensation in the form of stock options and RSUs. The NEOs, like all full-time employees, are eligible to participate in Factorial’s health, welfare and retirement benefit plans. Following the Business Combination, PubCo intends to develop an executive compensation program that is designed to align compensation with PubCo’s business objectives and the creation of stockholder value, while enabling the combined company to attract, motivate and retain individuals who contribute to the long-term success of PubCo.
2025 Summary Compensation Table
The following table sets forth information regarding compensation awarded to, earned by or paid to Factorial’s NEOs during the fiscal year ended December 31, 2025.
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(4)	Total ($)
Siyu Huang, Ph.D., MBA Founder and Chief Executive Officer	2025	200,000	200,000	—	1,278,258	—	9,931	1,688,189
Alex Yu, Ph.D. Founder and Chief Technical Officer	2025	262,500	87,500	—	812,309	—	9,793	1,172,102
Jason Duva General Counsel	2025	251,244	85,105	—	745,409	—	15,960	1,097,718

(1)
Effective as of January 1, 2025, certain Factorial executives, including each of the NEOs, volunteered for temporary reductions in their base salaries. The base salaries of each of the NEOs prior to these voluntary reductions were as follows: Dr. Huang: $400,000, Dr. Yu: $350,000 and Mr. Duva: $308,700. The NEOs’ pre-reduction base salaries were reinstated effective January 1, 2026.
(2)
The amounts reported represent discretionary make whole bonus payments approved by the Factorial Board on November 20, 2025 due to the closing of the convertible notes issued by Factorial in August 2025 and enhanced duties in connection with the Business Combination and, for Mr. Duva, a discretionary bonus payment of $20,155.

(3)
The amounts reported represent the aggregate grant date fair value of stock options granted to Factorial’s NEOs during the fiscal year ended December 31, 2025, as well as the incremental fair value of stock options that were repriced during the fiscal year ended December 31, 2025 (as described in more detail under the heading “Equity Incentive Compensation” below), in each case, calculated in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 718, disregarding estimated forfeitures related to service-based vesting conditions. For a description of the assumptions used in determining these values, see Note [•] of Factorial’s [audited] financial statements [for the fiscal year ended December 31, 2025] included elsewhere in this proxy statement/prospectus. The amounts reported in this column reflect the accounting cost for the stock options and do not correspond to the actual economic value that may be received by Factorial’s NEOs upon the exercise of the stock options or any sale of the underlying shares.

(4)
The amounts reported represent 401(k) matching contributions made by Factorial for each of the NEOs.

Narrative Disclosure to Summary Compensation Table
2025 Base Salaries
Factorial’s NEOs each receive a base salary to compensate them for services rendered to Factorial. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries are generally reviewed annually, typically in connection with Factorial’s annual performance review process, approved by the Factorial Board or the compensation committee of the Factorial Board and may be adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.
Effective January 1, 2025 and until December 31, 2025, certain of Factorial’s executive officers, including each of the NEOs, volunteered for temporary reductions in their base salaries. The reduced base salaries for the fiscal year ended December 31, 2025 for Dr. Huang, Dr. Yu and Mr. Duva were $200,000, $262,500 and $251,244 respectively. The base salaries for Dr. Huang, Dr. Yu and Mr. Duva prior to the reduction were $400,000, $350,000 and $308,700, respectively.
Equity Incentive Compensation
Factorial believes that equity grants provide executives with a strong link to long-term performance, create an ownership culture and help to align the interests of its executives and its stockholders. In addition, Factorial believes that equity grants promote executive retention because they incentivize executive officers to remain in its employment during the vesting period. Accordingly, the Factorial Board periodically reviews the equity incentive compensation of its executives and may grant equity incentive awards to them from time to time. In the fiscal year ended December 31, 2025, the NEOs were each granted stock options that were fully vested and stock options that vest over four years from the vesting start date. Each NEO’s outstanding equity awards as of December 31, 2025 are set forth in the “Outstanding Equity Awards at Fiscal 2025 Year-End” table below.
On January 24, 2025, the Factorial Board approved the repricing of certain outstanding stock options held by then-current service providers of Factorial, including each of the NEOs, with an exercise price in excess of $3.23 per share to $3.23 per share. The incremental fair value of the repriced stock options held by the NEOs are included in the Option Awards column of the “2025 Summary Compensation Table” above.
Retirement, Perquisites and Personal Benefits
Factorial currently maintains a tax-qualified 401(k) retirement savings plan (the “401(k) Plan”) for its employees, including its NEOs, who satisfy certain eligibility requirements. Factorial’s NEOs are eligible to participate in the 401(k) Plan on the same terms as other full-time employees. The 401(k) Plan is intended to qualify for favorable tax treatment under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. Factorial believes that providing a vehicle for tax-deferred retirement savings through its 401(k) Plan adds to the overall desirability of its executive compensation package and further incentivizes its employees, including its NEOs, in accordance with its compensation policies. Factorial provides safe harbor matching contributions under the 401(k) Plan equal to 100% of the first 5% of each employee’s contributions. Other than the 401(k) Plan, Factorial does not provide any qualified or non-qualified retirement or deferred compensation benefits to its employees, including its NEOs.
Employment Arrangements in Place Prior to the Business Combination for Named Executive Officers
Siyu Huang, Ph.D., MBA Founder Service Agreement
On October 4, 2013, Factorial entered into a Founder Service Agreement with Dr. Huang, pursuant to which Dr. Huang provides services to Factorial for such payment as may be agreed to between Factorial and Dr. Huang.
Alex Yu, Ph.D. Founder Service Agreement
On October 4, 2013, Factorial entered into a Founder Service Agreement with Dr. Yu, pursuant to which Dr. Yu provides services to Factorial. In connection with his initial engagement, Dr. Yu was granted a restricted stock award.
Jason Duva Offer Letter
On March 8, 2022, Factorial entered into an offer letter with Mr. Duva (the “Duva Offer Letter”) for the position of General Counsel, which provides for Mr. Duva’s at-will employment. Pursuant to the Duva Offer Letter, Mr. Duva is eligible to receive an annual base salary and also received a one-time signing bonus and initial equity awards. Mr. Duva is also eligible to participate in Factorial’s employee benefit plans generally available to similarly situated employees, subject to the terms of those plans.
Change in Control Severance Agreements
In November 2023, Factorial entered into Change in Control Severance Agreements with each of the NEOs (the “NEO CIC Severance Agreements”). Pursuant to the NEO CIC Severance Agreements, upon a (i) termination of an NEO’s employment by Factorial other than for “cause” (as defined in the applicable NEO CIC Severance Agreement) or due to death or disability or (ii) resignation by the NEO for “good reason” (as defined in the applicable NEO CIC Severance Agreement), in each case within the period beginning three months prior to and ending 12 months after a “change in control” (as defined in the applicable NEO CIC Severance Agreement) (the “Change in Control Period”), the NEOs are entitled to receive, subject to the execution and delivery of an effective and irrevocable release of claims in favor of Factorial: (A) a lump sum amount equal to 12 months (or, in the case of the Chief Executive Officer, 24 months) of the NEO’s base salary; (B) a lump sum payment equal to 100% (or, in the case of the Chief Executive Officer, 200%) of the NEO’s target annual bonus; (C) an amount equal to the employer portion of the monthly COBRA premium until 12 months (or, in the case of the Chief Executive Officer, 18 months) following termination of employment or, if earlier, until the NEO has secured other employment or is no longer eligible for coverage under COBRA; and (D) accelerated vesting of all outstanding and unvested Factorial equity awards held by the NEO that are subject solely to time-based vesting.
Employment Arrangements in Place Following the Business Combination for Named Executive Officers
Executive Employment Agreements
In connection with the Business Combination, Factorial expects to enter into employment agreements with each of the NEOs (the “NEO Employment Agreements”), which will become effective upon the Closing and provide for the NEOs’ continued at-will employment. Pursuant to the NEO Employment Agreements, the NEOs will be eligible to receive an annual base salary and will be eligible to participate in the employee benefit plans generally available to similarly situated employees of PubCo, subject to the terms of those plans. The NEO Employment Agreements will also provide for eligibility for initial and annual long-term equity incentive awards.
Executive Severance Plan
In connection with the Business Combination, the CGC Board plans to adopt an Executive Severance Plan (the “Severance Plan”) to be effective as of the Closing, in which the NEOs and certain other executives will be eligible to participate.
The Severance Plan provides that upon a (i) termination of an eligible participant’s employment by PubCo for any reason other than due to “cause,” death or “disability” or (ii) an eligible participant’s resignation for “good reason” (each as defined in the Severance Plan), in each case outside of the Change in Control Period, the eligible participant will be entitled to receive, subject to the execution and delivery of an effective and irrevocable release of claims in favor of PubCo and continued compliance with all applicable continuing obligations: (A) continued payment of the eligible participant’s base salary for nine months (or, in the case of the Chief Executive Officer, 12 months) (such period, the “Severance Period”); (B) an amount equal to the employer portion of the monthly COBRA premium until the earliest of (x) the end of the Severance Period, (y) the date the eligible participant becomes eligible for group medical plan benefits under any other employer’s group medical plan or (z) the cessation of the eligible participant’s health continuation rights under COBRA; and (C) accelerated vesting of all outstanding and unvested PubCo equity awards held by the eligible participant that are subject solely to time-based vesting that would have otherwise vested during the Severance Period.
The Severance Plan will also provide that upon a (i) termination of an eligible participant’s employment by PubCo other than for cause or due to death or disability or (ii) resignation by an eligible participant for good reason, in each case within the Change in Control Period, the eligible participant will be entitled to receive, in lieu of the payments and benefits above and subject to the execution and delivery of an effective and irrevocable release of claims in favor of PubCo and continued compliance with all applicable continuing obligations: (A) a lump sum amount equal to one times (or, in the case of the Chief Executive Officer, two times) the sum of the eligible participant’s base salary and the participant’s target annual bonus in effect immediately prior to the date of termination or immediately prior to the change in control, if higher; (B) an amount equal to the employer portion of the monthly COBRA premium until the earliest of (x) 12 months (or, in the case of the Chief Executive Officer, 24 months), (y) the date the eligible participant becomes eligible for group medical plan benefits under any other employer’s group medical plan or (z) the cessation of the eligible participant’s health continuation rights under COBRA; and (C) accelerated vesting of all outstanding and unvested PubCo equity awards held by the eligible participant that are subject solely to time-based vesting.
The payments and benefits provided under the Severance Plan in connection with a change in control may not be eligible for a U.S. federal income tax deduction by PubCo pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including the NEOs, to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the eligible participant.
Compensation Recovery Policy
In accordance with the requirements of the SEC and Nasdaq listing rules and in connection with the Business Combination, the CGC Board will adopt a compensation recovery policy, which will become effective upon the Closing. The compensation recovery policy will provide that in the event that PubCo is required to prepare a restatement of its financial statements due to material noncompliance with any financial reporting requirement under securities laws, PubCo will seek to recover any incentive-based compensation that was based upon the attainment of a financial reporting measure and that was received by any current or former executive officer during the three-year period preceding the date that the restatement was required if such compensation would have exceeded the amount that the executive officer would have received based on the restated financial statements.

Outstanding Equity Awards at 2025 Fiscal Year-End
The following table lists all outstanding equity awards held by Factorial’s NEOs as of December 31, 2025.
				Option Awards(1)				Stock Awards(1)
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units of Stock ($)(2)
Siyu Huang, Ph.D., MBA	4/10/2022	2/11/2022	703,914	30,605(3)	—	3.23	4/9/2032	—	—
	8/25/2022	8/25/2022	262,875	52,575(3)	—	3.23	8/24/2032	—	—
	2/2/2024	—	—	—	—	—	—	900,000(5)	35,226,000
	1/24/2025	N/A	29,569(4)	—	—	3.23	1/23/2035	—	—
	3/13/2025	N/A	42,127(4)	—	—	3.23	3/12/2035	—	—
	10/8/2025	9/4/2025	—	50,000(3)	—	9.67	10/7/2035	—	—
	4/10/2022	2/11/2022	351,956	15,303(3)	—	3.23	4/9/2032	—	—
Alex Yu, Ph.D.	8/25/2022	8/25/2022	93,625	18,725(3)	—	3.23	8/24/2032	—	—
	2/2/2024	—	—	—	—	—	—	300,000(5)	11,742,000
	1/24/2025	N/A	29,569(4)	—	—	3.23	1/23/2035	—	—
	3/13/2025	N/A	36,861(4)	—	—	3.23	3/12/2035	—	—
	10/8/2025	9/4/2025	—	50,000(3)	—	9.67	10/7/2035	—	—
Jason Duva	5/9/2022	4/30/2022	91,666	8,334(3)	—	3.23	5/8/2032	—	—
	8/25/2022	8/25/2022	43,208	8,642(3)	—	3.23	8/24/2032	—	—
	7/8/2024	—	—	—	—	—	—	28,794(5)	1,126,997
	1/24/2025	N/A	14,424(4)	—	—	3.23	1/23/2035	—	—
	3/13/2025	N/A	45,825(4)	—	—	3.23	3/12/2035	—	—
	10/8/2025	9/22/2025	—	80,538(3)	—	9.67	10/7/2035	—	—
	10/8/2025	N/A	4.160(4)	—	—	9.67	10/7/2035	—	—

(1)
All option and RSU awards were granted under the 2019 Plan described below.

(2)
As no public market existed for the Factorial Common Stock as of December 31, 2025, there was no market value for these shares as of such date. The dollar amount included is based on $39.14 per Factorial Common Share, which equals the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement of approximately $10.30 (consisting of the estimated redemption price based upon the assumption that the Business Combination is consummated in the second quarter of 2026 and certain assumptions related to the interest rate earned on funds in CGC’s trust account) multiplied by an estimated Exchange Ratio of approximately 3.8 shares of PubCo Common Stock per share of Factorial Common Stock.

(3)
The shares underlying this stock option vest over a four year period, with 25% vesting on the one year anniversary of the vesting commencement date and the remaining 75% vesting in 36 equal monthly installments over the following three years, subject to continued service through the applicable vesting date.

(4)
This stock option was fully vested upon grant.

(5)
The shares underlying this RSU award are subject to a liquidity event vesting condition, a time-based vesting condition, a share price-based vesting condition, and a performance-based vesting condition, all of which must be satisfied before the shares will be deemed vested and may be settled. The liquidity event vesting condition will be satisfied on the Closing Date, the time-based vesting condition will be satisfied on the second anniversary of the Closing Date and achievement of the performance-based vesting condition will be determined based on the number of specified corporate development, commercial, financial and production business milestones that are achieved. In addition, the number of RSUs that are deemed earned can be increased or decreased based on the value of the per share consideration received in the Business Combination.

Additional Narrative Disclosure
Employee Benefit and Equity Compensation Plans
Factorial Inc. 2019 Stock Incentive Plan
Factorial’s 2019 Plan was initially adopted by the Factorial Board on August 6, 2019, was approved by Factorial’s stockholders on August 11, 2019 and was most recently amended on December 5, 2023. The 2019 Plan allows for the grant of incentive stock options to Factorial’s employees and employees of any “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code) and for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to employees, directors and consultants of Factorial and its parent or subsidiary corporations. Following the Closing, Factorial will not grant any further awards under the 2019 Plan, and all outstanding awards under the 2019 Plan will be cancelled and exchanged for awards under the PubCo Incentive Plan.
Under the 2019 Plan, Factorial has reserved for issuance an aggregate of 8,668,779 shares of Factorial Common Stock. Any stock award or any portion thereof that expires or is terminated, surrendered or canceled without having been fully exercised, is forfeited in whole or in part (including as the result of shares being repurchased by Factorial at the original issuance price pursuant to a contractual repurchase right) or results in Factorial Common Stock not being issued, the unused Factorial Common Stock subject to such award shall again be available for the grant of awards under the 2019 Plan. Further, shares of Factorial Common Stock tendered to Factorial by a participant to exercise an award or to satisfy tax withholding obligations arising with respect to an award shall be added to the number of shares of Factorial Common Stock available for the grant of awards under the 2019 Plan. The number of shares of Factorial Common Stock reserved for issuance under the 2019 Plan is subject to adjustment in the event of stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Factorial Common Stock other than an ordinary cash dividend, and no more than 8,668,779 shares of Factorial Common Stock may be issued under the 2019 Plan pursuant to incentive stock options.
The 2019 Plan is administered by the Factorial Board or a committee or sub-committee appointed by it. The administrator of the 2019 Plan has full power to, among other things, select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to accelerate the time at which a stock award may be exercised or vest, to amend the 2019 Plan and to determine the specific terms and conditions of each award, subject to the provisions of the 2019 Plan.
Stock options may be granted under the 2019 Plan. The exercise price per share of all stock options granted under the 2019 Plan must equal at least 100% of the fair market value per share of Factorial Common Stock on the date of grant. The term of a stock option may not exceed ten years.
Stock appreciation rights may be granted under the 2019 Plan. Stock appreciation rights entitle the recipient to shares of Factorial Common Stock, or cash, equal to the value of the appreciation in Factorial’s Common Stock over the measurement price. The measurement price per share of all stock appreciation rights must equal at least 100% of the fair market value per share of Factorial Common Stock on the date of grant. The term of a stock appreciation right may not exceed ten years.

Restricted stock may be granted under the 2019 Plan. Restricted stock awards are grants of Factorial Common Stock that are subject to various restrictions, including restrictions on transferability and forfeitures provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator of the 2019 Plan.
Restricted stock units may be granted under the 2019 Plan. A restricted stock unit is an award that covers a number of shares of Factorial Common Stock that may be settled upon vesting in cash, by the issuance of the underlying shares or a combination of both. The administrator of the 2019 Plan determines the terms and conditions of restricted stock units.
Other stock-based awards may be granted under the 2019 Plan. An other stock-based award is an award of shares of Factorial Common Stock or other awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Factorial Common Stock or other property. The administrator of the 2019 Plan determines the terms and conditions of other stock-based awards.
The 2019 Plan generally does not allow for the transfer or assignment of awards, other than, by the laws of descent and distribution, to family members or pursuant to domestic relations orders, and generally only the recipient of an award may exercise such an award during his or her lifetime.
In the event of certain changes in Factorial’s capitalization, the exercise prices of and the number of shares subject to outstanding options and the purchase or measurement price of and the numbers of shares subject to outstanding awards will be proportionately adjusted, subject to any required action by the Factorial Board or Factorial’s stockholders.
In the event of a “reorganization event” (as defined in the 2019 Plan), the administrator of the 2019 Plan may take one or more of the following actions with respect to awards other than restricted stock: (i) provide that such awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to a participant, provide that all of the participant’s unexercised and/or unvested awards will terminate immediately prior to the consummation of such reorganization event unless exercised by the participant (to the extent then exercisable) within a specified period following the date of such notice, (iii) provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon such reorganization event, (iv) in the event of a reorganization event under the terms of which holders of Factorial Common Stock will receive upon consummation thereof a cash payment for each share surrendered in the reorganization event (the “Acquisition Price”), make or provide for a cash payment to participants with respect to each award held by a participant equal to (A) the number of shares of Factorial Common Stock subject to the vested portion of the award multiplied by (B) the excess, if any, of (I) the Acquisition Price over (II) the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award, (v) provide that, in connection with a liquidation or dissolution of Factorial, awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings) and (vi) any combination of the foregoing. Upon the occurrence of a reorganization event other than a liquidation or dissolution of Factorial, the repurchase and other rights of Factorial with respect to outstanding restricted stock will inure to the benefit of Factorial’s successor and will, unless the administrator of the 2019 Plan determines otherwise, apply to the cash, securities or other property which the Factorial Common Stock was converted into or exchanged for pursuant to such reorganization event in the same manner and to the same extent as they applied to such restricted stock; provided, however, that the administrator of the 2019 Plan may provide for termination or deemed satisfaction of such repurchase or other rights under the instrument evidencing any restricted stock or any other agreement between a participant and Factorial, either initially or by amendment, or provide for forfeiture of such restricted stock if issued at no cost. Upon the occurrence of a reorganization event involving the liquidation or dissolution of Factorial, except to the extent specifically provided to the contrary in the instrument evidencing any restricted stock or any other agreement between a participant and Factorial, all restrictions and conditions on all restricted stock then outstanding will automatically be deemed terminated or satisfied.
The Factorial Board may amend, suspend or terminate the 2019 Plan at any time; provided that the Factorial Board may not effect any such amendment without the approval of Factorial’s stockholders if such approval is required under Section 422 of the Code or any successor provision with respect to incentive stock options. Except as otherwise provided in the 2019 Plan or a stock award agreement, no amendment of the 2019 Plan will materially and adversely affect a participant’s rights under an outstanding stock award without the participant’s consent.
As of December 31, 2025, options to purchase up to 5,546,772 shares of Factorial Common Stock at a weighted average exercise price of $3.90 per share and 1,394,670 RSUs were outstanding under the 2019 Plan.
Factorial Holdings, Inc. 2026 Equity Incentive Plan
In connection with the Business Combination, CGC shareholders are being asked to approve the PubCo Incentive Plan. See “Proposal No. 6 — The Incentive Plan Proposal” for a description of the material terms of the PubCo Incentive Plan.
Factorial Holdings, Inc. 2026 Employee Stock Purchase Plan
In connection with the Business Combination, CGC shareholders are being asked to approve the ESPP. See “Proposal No. 7 — ESPP Proposal” for a description of the material terms of the ESPP.
Senior Executive Cash Incentive Bonus Plan
In connection with the Business Combination, the CGC Board intends to adopt the Senior Executive Cash Incentive Bonus Plan (the “Bonus Plan”), subject to the effectiveness of the Closing. The Bonus Plan allows for cash bonus payments based upon company and individual performance targets that may be established by the compensation committee of the PubCo Board. Any payment targets will be related to financial and operational measures or objectives with respect to PubCo (the “Corporate Performance Goals”), as well as individual performance objectives.
The compensation committee of the PubCo Board may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); research and development, regulatory milestones; revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of the PubCo Common Stock; economic value-added; acquisitions or strategic transactions, including licenses, collaborations, joint ventures or promotion arrangements; operating income (loss); return on capital assets, equity or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of PubCo Common Stock; sales or market shares; operating income; net annual recurring revenue; or any other performance goal selected by the compensation committee of the PubCo Board, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.
Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee of the PubCo Board and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after PubCo financial reports have been published or such other appropriate time as the compensation committee of the PubCo Board determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period, but not later than 74 days after the end of the fiscal year in which such performance period ends. Subject to any rights contained in any agreement between the executive officer and PubCo, an executive officer shall be required to be employed by us on the bonus payment date to be eligible to receive a bonus payment under the Bonus Plan. The Bonus Plan also permits the compensation committee of the PubCo Board to approve additional bonuses to executive officers in its sole discretion.

Director Compensation
2025 Director Compensation Table
The following table sets forth information concerning the compensation of Factorial’s non-employee directors for services rendered to Factorial during the fiscal year ended December 31, 2025. Directors who are employees of Factorial do not receive additional compensation for serving as directors. We reimburse non-employee directors for reasonable travel and out-of-pocket expenses incurred in attending meetings of the Factorial Board and the committees thereof.
Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Stock Awards ($)	Total ($)
Michael Bly(3)	—	—	—	—
Uwe Keller(3)	—	—	—	—
Liad Meidar(4)	—	302,606	—	302,606
Praveen Sahay(5)	—	302,606	—	302,606
Joseph Taylor(6)	350,004	952,746	—	1,302,750

(1)
For the fiscal year ended December 31, 2025, Mr. Taylor was eligible to be paid annual cash fees of $350,004 for services as Executive Chairman of the Factorial Board. However, effective January 1, 2025, Mr. Taylor volunteered for a temporary 50% reduction in his cash fees, which fees were reinstated to their pre-reduction levels effective January 1, 2026. The amount reported for Mr. Taylor represents cash fees paid for services as Executive Chairman of the Factorial Board as well as a discretionary make whole bonus payment of $175,002 due to the closing of the convertible notes issued by Factorial in August 2025 and enhanced duties in connection with the Business Combination, which was approved by the Factorial Board on November 20, 2025.

(2)
The amounts reported represent the aggregate grant date fair value of stock options awarded to Factorial’s non-employee directors during the fiscal year ended December 31, 2025, as well as the incremental fair value of stock options that were repriced during the fiscal year ended December 31, 2025, in each case, calculated in accordance with FASB ASC Topic 718, disregarding estimated forfeitures related to service-based vesting. For a description of the assumptions used in determining these values, see Note [•] of Factorial’s [audited] financial statements [for the fiscal year ended December 31, 2025] included elsewhere in this proxy statement/prospectus. The amounts reported in this column reflect the accounting cost for the stock options and do not correspond to the actual economic value that may be received by the applicable non-employee director upon the exercise of the stock options or any sale of the underlying shares.

(3)
As of December 31. 2025, Messrs. Bly and Keller did not hold any outstanding equity awards.

(4)
As of December 31, 2025, Mr. Meidar held outstanding options to purchase an aggregate of 50,000 shares of Factorial Common Stock.

(5)
As of December 31, 2025, Mr. Sahay held outstanding options to purchase an aggregate of 100,000 shares of Factorial Common Stock.

(6)
As of December 31, 2025, Mr. Taylor held outstanding options to purchase an aggregate of 1,100,783 shares of Factorial Common Stock and 33,594 unvested RSUs.

Non-Employee Director Compensation Policy
In connection with the Business Combination, the CGC Board intends to adopt a non-employee director compensation policy that will become effective upon the Closing. The policy will be designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, the PubCo non-employee directors other than the Executive Chairman will be eligible to receive cash retainers (which will be payable quarterly in arrears and prorated for partial years of service) and equity awards as set forth below:
Annual Retainer
Board of Directors:
Members	$50,000
Additional retainer for non-executive chair	$50,000
Additional retainer for lead independent director	$20,000
Audit Committee:
Members (other than chair)	$7,750
Retainer for chair	$15,500
Compensation Committee:
Members (other than chair)	$5,500
Retainer for chair	$11,000
Nominating and Corporate Governance Committee:
Members (other than chair)	$5,000
Retainer for chair	$10,000
In addition, the non-employee director compensation policy will provide that, upon initial election to the PubCo Board, each non-employee director other than the Executive Chairman will be granted an initial RSU award with a value of $180,000 (the “Initial Grant”). The Initial Grant will vest in full on the first anniversary of the date of grant, subject to continued service through the applicable vesting date. Furthermore, on the date of each annual meeting of stockholders following the completion of the Business Combination, each non-employee director who continues as a non-employee director following such meeting other than the Executive Chairman will be granted an annual RSU award with a value of $180,000 (the “Annual Grant”). The Annual Grant will vest in full upon the earlier of (i) the first anniversary of the date of grant or (ii) the date of PubCo’s next annual meeting of stockholders.
The Executive Chairman of the PubCo Board will receive such compensation as is determined annually by the independent members of the PubCo Board.
The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director for service as a PubCo non-employee director in a calendar year period will not exceed $1,000,000 in the first calendar year such individual becomes a non-employee director and $750,000 in any other calendar year; provided, however that these limits shall not apply to the Executive Chairman of the PubCo Board.
We will reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending meetings of the PubCo Board and committees thereof.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding (i) the beneficial ownership of CGC Ordinary Shares as of [•], 2026 (the “Beneficial Ownership Date”), which is prior to the consummation of the Business Combination, (ii) the beneficial ownership of Factorial capital stock, on an as-converted to common stock basis, as of [•], 2026, which is prior to the consummation of the Business Combination, and (iii) the expected beneficial ownership of shares of PubCo Series A Common Stock and PubCo Series B Common Stock immediately following consummation of the Business Combination (assuming the No Redemptions Scenario and the Maximum Redemptions Scenario as described below) by:
•
each of CGC’s current executive officers and directors;

•
each of Factorial’s current executive officers and directors;

•
each person who will become an executive officer or director of PubCo post-Business Combination;

•
all executive officers and directors of CGC as a group pre-Business Combination, all executive officers and directors of Factorial as a group pre-Business Combination, and all executive officers and directors of PubCo as a group post-Business Combination; and

•
each person who is expected to be the beneficial owner of more than 5% of each of PubCo Series A Common Stock and PubCo Series B Common Stock post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options held by such person or entity were deemed outstanding prior to the Business Combination if such securities are currently exercisable, or exercisable within 60 days of [•], 2026 and were deemed outstanding post-Business Combination if such securities are exercisable within 60 days of the Closing. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity. The Factorial Common Stock subject to Factorial RSUs were not deemed outstanding post-Business Combination assuming any applicable liquidity event condition will not be achieved within 60 days of the Beneficial Ownership Date.
The beneficial ownership of CGC Ordinary Shares pre-Business Combination is based on [•] Ordinary Shares issued and outstanding as of [•], 2026, which includes [•] CGC Class A Shares and [•] CGC Class B Shares.
The beneficial ownership of Factorial Common Stock pre-Business Combination is based on [•] shares issued and outstanding as of [•], on an as-converted to Factorial Common Stock basis.
The expected beneficial ownership of shares of PubCo Series A Common Stock post-Business Combination assumes two scenarios:
•
No Redemptions Scenario:   This scenario assumes no redemption of the [•] Public Shares, and the closing of the PIPE Investment of approximately $[•] million.

•
Maximum Redemptions Scenario:   This scenario assumes that holders of [•] Public Shares, or 100% of the Public Shares subject to redemption, other than any NRA Shares acquired by PIPE Investors to satisfy their obligations under the applicable Investor Stock Purchase Agreement, will exercise their redemption rights for aggregate redemption proceeds of $[•] million, and the closing of the PIPE Investment of approximately $[•] million.

Based on the foregoing assumptions, we estimate that there would be [•] shares of PubCo Series A Common Stock issued and outstanding immediately following the consummation of the Business Combination in the No Redemptions Scenario, and [•] shares of PubCo Series A Common Stock issued and outstanding immediately following the consummation of the Business Combination in the Maximum Redemptions Scenario. If the actual facts are different from the foregoing assumptions, ownership in PubCo and the columns under Post-Business Combination in the table that follows will be different.

Unless otherwise indicated, CGC believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.
			Pre-Business Combination				Post-Business Combination
							No Redemptions Scenario		Maximum Redemptions Scenario
Name and Address of Beneficial Owner(1)	CGC Class A Shares	Percent	CGC Class B Shares	Percent	Factorial Common Stock	Percent	PubCo Common Stock	Percent	PubCo Common Stock	Percent
CGC Directors and Executive Officers Pre-Business Combination
Peter Yu(2)	—	—	6,900,000	100%		%		%		%
Rafael de Luque	—	—	—	0.0%		%		%		%
Ali Bouzarif(2)(3)	—	—	30,000	*		%		%		%
Kevin Gold(2)(3)	—	—	30,000	*
Sanford Litvack(2)(3)	—	—	30,000	*
All CGC Directors and Executive Officers as a Group (5 individuals)	—	—	6,900,000	100%		%		%		%
Factorial Directors and Executive Officers Pre-Business Combination
[•]				%		%		%		%
[•]				%		%		%		%
[•]				%		%		%		%
All Factorial Directors and Executive Officers as a Group ([•] individuals)				%		%		%		%
PubCo Directors and Executive Officers Post-Business Combination
[•]				%		%		%		%
[•]				%		%		%		%
[•]				%		%		%		%
[•]				%		%		%		%
[•]				%		%		%		%
[•]				%		%		%		%
All PubCo Directors and Executive Officers as a Group ([•] individuals)				%		%		%		%
5% Holders
[•]				%		%		%		%

*
Represents less than 1.0%.

(1)
Unless otherwise noted, the business address of each of CGC Director and Executive Officer is 505 Fifth Avenue, 15th Floor, New York, NY 10017, and the business address of each Factorial Director and Executive Officer and each PubCo Director and Executive Officer is [•].

(2)
Represents 6,800,000 Founder Shares held by the Sponsor and 100,000 Founders Shares held by DirectorCo (of which 90,000 shares are held for the benefit of CGC’s independent directors). The Sponsor is the sole managing member of DirectorCo. Pangaea Three-B, LP is the sole member of the Sponsor and is controlled by Peter Yu, CGC’s Chairman and Chief Executive Officer. Consequently, each of Pangaea Three-B, LP and Mr. Yu may be deemed to share voting and dispositive control over the Founder Shares held by the Sponsor and DirectorCo, and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the Founder Shares held by the Sponsor and DirectorCo, except to the extent of his pecuniary interest therein.
(3)
Each of CGC’s independent directors has received for their services as directors an indirect interest in 30,000 Founder Shares through membership interests in DirectorCo.

CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS
Factorial
Agreements with Factorial Stockholders
In connection with the issuance of Factorial’s Series D Preferred Stock, in December 2021, Factorial entered into the third amended and restated investors’ rights agreement (the “Investors Rights Agreement”), the third amended and restated voting agreement (the “Voting Agreement”) and the third amended and restated right of first refusal and co-sale agreement (the “ROFR Agreement”), in each case, with the purchasers of Factorial Preferred Stock and certain holders of Factorial Common Stock, some of which are beneficial owners of more than 5% of Factorial’s capital stock or are entities with which certain of Factorial’s directors are affiliated.
The Investors Rights Agreement imposes certain affirmative obligations on Factorial and also grants certain rights to holders, including certain registration rights with respect to the securities held by them, certain information, and certain additional rights. The Investors Rights Agreement will terminate in connection with the Closing. In replacement thereof, such holders will enter into the A&R Registration Rights Agreement at closing, providing customary registration rights. See “Description of PubCo Securities — Registration Rights.”
The Voting Agreement provides drag-along rights in respect of sales by certain Factorial Stockholders. The Voting Agreement also contains provisions with respect to the election of the Factorial Board and its composition. The Voting Agreement will terminate in connection with the Closing.
The ROFR Agreement provides for rights of first refusal and co-sale rights in respect of sales by certain Factorial Stockholders. The ROFR Agreement will terminate in connection with the Closing.
August Convertible Promissory Notes
In August 2025, pursuant to a note purchase agreement, Factorial issued and sold senior secured convertible promissory notes with an aggregate principal amount of $10 million to certain beneficial owners of more than 5% of Factorial’s capital stock with which certain of Factorial’s directors are affiliated (the “Convertible Note Purchasers”), which promissory notes were amended on January 20, 2026 (as amended, the “August Convertible Notes”). The August Convertible Notes bear an interest rate of 15% per annum. Upon the earliest of (i) a Qualified Financing (as defined in the August Convertible Notes), (ii) a “Qualified SPAC Transaction” (as defined in the Factorial Certificate of Incorporation), or (iii) the “Identified SPAC Transaction” (as defined in the August Convertible Notes), the principal amounts and all accrued interest under the August Convertible Notes will automatically convert at a 50% discount to the applicable price of the Qualified Financing, Qualified SPAC Transaction or Identified SPAC Transaction, into (a) the stock of the same class and series of Factorial’s securities that is issued by Factorial in the Qualified Financing, or (b) Factorial Common Stock in the event of a Qualified SPAC Transaction or the Identified SPAC Transaction. The Business Combination constitutes the Identified SPAC Transaction. In a conversion pursuant to an Identified SPAC Transaction, such as the Business Combination, the conversion price of the August Convertible Notes will not exceed $34.0131 per share.
The following table sets forth the Convertible Notes Purchasers, the original principal amounts and current outstanding amounts under their respective August Convertible Notes and director affiliations.

Convertible Note Purchasers	Original Principal Amount	Principal Balance as of December 31, 2025	Principal Paid as of December 31, 2025	Interest Paid as of December 31, 2025	Interest Payable as of December 31, 2025
Stellantis Ventures B.V.(1)	$2,000,000	$2,000,000	$	$	$128,092
Mercedes-Benz Corporate Investments LLC(2)	$2,000,000	$2,000,000	$	$	$128,092
GVP Climate Series SVP LP – Series 3(3)	$5,500,000	$5,500,000	$	$	$352,254
GVP Climate Fund I LP(4)	$500,000	$500,000	$	$	$32,023

(1)
Stellantis Ventures B.V., an affiliate of Stellantis Europe S.p.A. (f/k/a FCA Italy S.p.A.) (“Stellantis Europe”), a holder of more than 5% of Factorial’s capital stock. Additionally, Michael Bly is employed by an affiliate of Stellantis Europe and is a member of the Factorial Board.

(2)
Mercedes-Benz Corporate Investments LLC (“MBCI”) is a holder of more than 5% of Factorial’s capital stock. Additionally, Uwe Keller is affiliated with Mercedes-Benz and is a member of the Factorial Board.

(3)
GVP Climate Series SVP LP — Series 3 is affiliated with GVP Climate Fund I LP, which also holds August Convertible Notes, and with Gatemore Storage Partners II, LLC, Gatemore Special Opportunities Master Fund Ltd, Gatemore Storage Partners, LLC, and Gatemore Storage Partners III, LLC (collectively, “Gatemore”), which collectively holds more than 5% of Factorial’s capital stock. Additionally, Liad Meidar is affiliated with GVP Climate Series SVP LP — Series 3 and Gatemore and is a member of the Factorial Board.

(4)
GVP Climate Fund I LP is affiliated with GVP Climate Series SVP LP — Series 3, which also holds August Convertible Notes, and with Gatemore, which collectively holds more than 5% of Factorial’s capital stock. Additionally, Liad Meidar is affiliated with GVP Climate Fund I LP and Gatemore and is a member of the Factorial Board.

In connection with the August Convertible Notes, in August 2025, Factorial entered into a Security Agreement with the Convertible Note Purchasers pursuant to which Factorial granted to the Convertible Note Purchasers a security interest in certain property, assets and rights of Factorial as set forth therein.
Collaboration Agreement with FCA US LLC and Stellantis Europe
In August 2025, Factorial entered into a Collaboration Agreement with FCA US LLC (the “FCA US Collaboration Agreement”) to design and develop solid-state rechargeable battery cell technology. See “Business — Partnerships — Stellantis.” FCA US LLC is an affiliate of Stellantis Europe, a holder of more than 5% of Factorial’s capital stock.
In November 2021, Factorial entered into a Collaboration Agreement with Stellantis Europe (the “Stellantis Europe Collaboration Agreement”) to design and develop solid-state rechargeable battery cell technology. See “Business — Partnerships — Stellantis.” Stellantis Europe is a holder of more than 5% of Factorial’s capital stock. Additionally, Michael Bly is employed by an affiliate of Stellantis Europe and is a member of the Factorial Board.
For the year ended December 31, 2024, the Company received $0.8 million in expense reimbursements for the services provided under the Stellantis Europe Collaboration Agreement, which are recorded net within research and development expenses on the consolidated statement of operations. Amounts due from Stellantis Europe totaled $0.6 million, which are included in receivables under collaboration agreements on the consolidated balance sheet as of December 31, 2024.
Sale Purchase Agreement with Hermitage
In June 2023, Hermitage Investment Fund 1 LP (“Hermitage”), an existing investor in Factorial, negotiated a sale purchase agreement with certain stockholders in Factorial for the Series D Preferred Stock price of $34.0131 per share, where the transfer of the shares occurred during the year ended December 31,

2024 (“Secondary Transactions”). Two of the stockholders that were a party of the transaction were certain trusts, of which Dr. Alex Yu, Factorial’s Co-founder and Chief Technology Officer, and Dr. Siyu Huang, Factorial’s Co-founder and Chief Executive Officer, are trustees, respectively. Specifically, Dr. Yu sold 32,693 shares of Factorial Common Stock and Dr. Huang sold 39,930 shares of Factorial Common Stock, respectively. The fair value of the Factorial Common Stock at the time of the Secondary Transactions was $4.80 per share and the shares were sold for price of $34.0131 per share, leading to excess of fair value of $29.2131 per share. Additionally, Factorial determined the excess paid over fair value was not for a purpose clearly other than compensation and therefore, recorded stock-based compensation for the year ended December 31, 2024 of $1.0 million for Dr. Yu and $1.2 million for Dr. Huang related to the incremental fair value received by the employees.
Common Development Agreement with Mercedes-Benz
In November 2021, Factorial entered into a Common Development Agreement with Mercedes-Benz, as amended by that certain Amendment #1, dated August 1, 2025 (the “Mercedes-Benz Agreement”) to collaborate to create and develop solid-state battery technology for use in hybrid and battery-powered electric vehicles. See “Business — Partnerships — Mercedes-Benz.” Mercedes-Benz is affiliated with MBCI, a holder of more than 5% of Factorial’s capital stock. Additionally, Uwe Keller is affiliated with Mercedes-Benz and is a member of the Factorial Board.
For the year ended December 31, 2024, the Company received $2.6 million in expense reimbursements for the services provided under the Mercedes-Benz Agreement, which are recorded net within research and development expenses on the consolidated statement of operations. Amounts due from Mercedes-Benz totaled $4,000, which are included in receivables under collaboration agreements on the consolidated balance sheet as of December 31, 2024.
Indemnification Agreements and Insurance
In connection with the Closing, PubCo intends to enter into an indemnification agreement with each of its directors and officers and PubCo will purchase, prior to the Closing, directors’ and officers’ liability insurance. The indemnification agreements require PubCo to indemnify its directors and officers to the fullest extent permitted under Delaware law.
Compensation Arrangements
Compensation arrangements for Factorial’s named executive officers and directors are described elsewhere in this proxy statement/prospectus. See “Executive and Director Compensation of Factorial.”
Factorial Support Agreement
In connection with the execution of the Business Combination Agreement, the Factorial Supporting Stockholders, including Gatemore, Wave Equity Fund, L.P. (“Wave Equity”), Stellantis Europe, MBCI, North Point Family Trust, Danehy Family Trust, and Siyu Huang 2024 Family Trust, entered into the Factorial Support Agreement with CGC and Factorial, pursuant to which the Factorial Supporting Stockholders have agreed to, among other things, (a) at any meeting of the Factorial Stockholders, and in any action by written consent of the Factorial Stockholders, to vote all of such Factorial Supporting Stockholder’s shares of Factorial Common Stock and Factorial Preferred Stock held by such Factorial Supporting Stockholder at such time (i) in favor of the approval and adoption of the Business Combination Agreement and the Merger, and (ii) against any action, agreement or transaction or proposal that would result in a breach of any of Factorial’s covenants, representations or warranties or any other obligations or agreements under the Business Combination Agreement or that would reasonably be expected to result in the failure of the Merger from being consummated, (b) not enter into any commitment, agreement, understanding, or similar arrangement to vote or give voting instructions or express consent or dissent in writing in any manner inconsistent with the foregoing, (c) take any and all actions, and to execute and deliver any and all documents and agreements, deemed reasonably necessary or reasonably requested by CGC or Factorial in order to implement the Merger on a timely basis and as contemplated by the Business Combination Agreement, and (d) appoint each of CGC and Factorial or any individual designated by each of them (acting jointly) as such Factorial Supporting Stockholder’s agent, attorney-in-fact and proxy, for and in the name, place and stead of such Factorial Supporting Stockholder, to attend on behalf of such Factorial Supporting Stockholder the general meeting or any meeting of the Factorial Stockholders with respect to the Business Combination. The obligations under the Factorial Support Agreement will automatically terminate upon the Closing and provided that all Terminating Rights (as defined in the Factorial Support Agreement) between Factorial or any of its subsidiaries and any other holder of Factorial’s shares shall also terminate at such time. See “Proposal No.1 — The Business Combination Proposal — Ancillary Agreements — Factorial Stockholder Consent and Factorial Support Agreement.”
CGC
Founder Shares
On November 12, 2024, the Initial Shareholders paid $25,000, or approximately $0.004 per share, to cover certain of the CGC’s offering and formation costs in exchange for 5,750,000 Founder Shares. Each of CGC’s independent directors, Ali Bouzarif, Kevin Gold and Sanford Litvack, has received for their services as directors an indirect interest in 30,000 Founder Shares through membership interests in DirectorCo. On May 1, 2025, pursuant to a share recapitalization, CGC issued an additional 1,150,000 Founder Shares to the Sponsor (with DirectorCo waiving its entitlement to be issued additional Founder Shares in connection therewith and directing its allotment be issued to the Sponsor), resulting in the Initial Shareholders holding an aggregate of 6,900,000 Founder Shares, with up to 900,000 Founder Shares subject to surrender and forfeiture depending on the extent to which the over-allotment option of the underwriter was exercised. On May 2, 2025, the underwriters exercised their over-allotment option in full, which was settled as part of the closing of the IPO. As a result of the underwriter’s election to fully exercise their over-allotment option, 900,000 Founder Shares are no longer subject to forfeiture by the Sponsor.
Furthermore, in connection with the IPO, the Initial Shareholders, officers and directors have agreed not to transfer, assign or sell any of their Founder Shares and any PubCo Common Stock issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of the Business Combination or (ii) the date following the completion of the Business Combination on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our shareholders having the right to exchange their PubCo Common Stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of our Class A Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, the Founder Shares will be released from the lock-up. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Lock-Up Provisions of PubCo Bylaws.”
Additionally, concurrently with the execution of the Business Combination Agreement, on December 17, 2025, CGC entered into those certain Investor Stock Purchase Agreements with the Sponsor and the Institutional Investor. Pursuant to the Investor Stock Purchase Agreements, among other things, the Sponsor agreed to transfer an aggregate amount of 1,000,000 CGC Class A Shares to the PIPE Investors.
Private Placement of CGC Private Warrants
Simultaneously with the IPO, CGC consummated the sale of an aggregate of 6,800,000 CGC Private Warrants to the Sponsor and Cantor, the representative of the underwriters of the IPO, at a price of $1.00 per warrant, generating gross proceeds of $6,800,000. Of those 6,800,000 CGC Private Warrants, the Sponsor purchased 4,400,000 CGC Private Warrants and Cantor purchased 2,400,000 CGC Private Warrants. Each Unit consists of one CGC Class A Share and one-half of one redeemable warrant. Each whole warrant entitles the holder to purchase one CGC Class A Share at a price of $11.50 per share.
The CGC Private Warrants are identical to the warrants underlying the CGC Units sold in the IPO, except that so long as they are held by the initial purchasers or their permitted transferees, they (i) may not (including the CGC Class A Shares issuable upon exercise of the CGC Private Warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial Business Combination, (ii) are entitled to registration rights and (iii) with respect to CGC Private Warrants held by Cantor and/or its designees, will not be exercisable more than five years from the commencement of sales in the IPO in accordance with FINRA Rule 5110(g)(8). For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Lock-Up Provisions of PubCo Bylaws.”
Working Capital Loans
On October 29, 2024, as amended on March 31, 2025, CGC issued the Sponsor Promissory Note to the Sponsor, pursuant to which CGC may borrow up to an aggregate principal amount of $250,000. The Sponsor Promissory Note was non-interest bearing and payable on the earlier of (i) May 31, 2025 or (ii) the completion of the IPO. As of May 5, 2025, CGC had borrowed $250,000 under the Sponsor Promissory Note, which was repaid simultaneously with the closing of the IPO.
In order to finance transaction costs in connection with the Business Combination, the Sponsor and CGC’s officers and directors may, but are not obligated to, loan CGC funds as may be required. If CGC completes the Business Combination, CGC would repay any such Working Capital Loans out of the proceeds of the Trust Account released to CGC without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants to purchase PubCo Series A Common Stock, at a price of $1.00 per warrant, at the Closing. If CGC liquidates without completing a business combination, any such Working Capital Loans would be repaid only out of funds held outside the Trust Account, if any. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of September 30, 2025, CGC had no borrowings under the Working Capital Loans.
Administrative Services Agreement
Commencing on May 1, 2025, the effective date of the IPO registration statement, CGC entered into the Administrative Services Agreement with the Sponsor to pay an aggregate of $10,000 per month for office space, utilities, and secretarial and administrative support. For the three and nine months ended September 30, 2025, CGC incurred $30,000 and $50,000, respectively, in fees for these services, respectively, of which such amount is included in accrued expenses in the accompanying balance sheet. As of September 30, 2025 and December 31, 2024, CGC had paid $50,000 and $0 on the balance sheet, respectively.
PubCo Management Team Payments
After the completion of the Business Combination, directors or members of our management team who remain with us may be paid consulting or management fees from PubCo. We have not established any limit on the amount of such fees that may be paid by PubCo to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the Business Combination, because the PubCo Board will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the PubCo Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the PubCo Board.
Agreements Related to the Business Combination
Sponsor Support Agreement
Concurrently with the execution of the Business Combination Agreement, the Sponsor and Factorial entered into the Sponsor Support Agreement, pursuant to which the Sponsor, as a holder of the Sponsor Shares, has agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the Business Combination, (ii) waive any adjustment to the conversion ratio set forth in the governing documents of CGC or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Business Combination Agreement or otherwise), (iii) be bound by certain other covenants and agreements related to the Business Combination, (iv) be bound by certain transfer restrictions with respect to its shares in CGC prior to the Closing, (v) be subject to certain transfer restrictions provided in the PubCo Bylaws, and (vi) waive redemption rights with respect to the Sponsor Shares, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. No consideration has been or will be paid by CGC or Factorial to the Sponsor in connection with such agreements. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Sponsor Support Agreement.”
Investor Stock Purchase Agreement
Concurrently with the execution of the Business Combination Agreement, on December 17, 2025, CGC entered into the Sponsor Stock Purchase Agreement with the Sponsor Investor and the Institutional Investor Stock Purchase Agreement with the Institutional Investors. Pursuant to the Investor Stock Purchase Agreements, the PIPE Investors agreed to subscribe for and purchase, and CGC agreed to issue and sell to the PIPE Investors, on the Closing Date, an aggregate number of 9,927,184 shares of PubCo Series A Common Stock, at an average subscription price of $10.08 per share (assuming a Redemption Price (as defined in the CGC Articles) of $10.30 per share) for aggregate gross proceeds of $100,000,000. The obligations of each party to consummate the PIPE Financing are conditioned upon, among other things, (i) the PubCo Series A Common Stock (including the PubCo Series A Common Stock issuable to the PIPE Investors pursuant to the Investor Stock Purchase Agreements) having been approved for listing on Nasdaq or the New York Stock Exchange, subject only to official notice of issuance; (ii) all conditions precedent to the Closing shall have been satisfied or waived and the closing of the Business Combination shall be scheduled to occur substantially concurrently with the closing of the PIPE Financing; and (iii) the absence of specified adverse judgments, orders, laws, rules or regulations enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Investor Stock Purchase Agreements. The obligations of CGC to consummate the PIPE Financing are further subject to additional conditions, including, among other things: (i) material truth and accuracy of the representations and warranties of the PIPE Investors, subject to customary bringdown standards; and (ii) material compliance by the PIPE Investors with their covenants, agreements and conditions under the Investor Stock Purchase Agreements. The obligations of the PIPE Investors to consummate the PIPE Financing are further subject to additional conditions, including, among other things: (i) the material truth and accuracy of the representations and warranties of CGC in the Investor Stock Purchase Agreements, subject to customary bringdown standards; and (ii) material compliance by CGC with its covenants, agreements and conditions under the Investor Stock Purchase Agreements. The Investor Stock Purchase Agreements provide that CGC will grant the PIPE Investors certain customary registration rights. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Investor Stock Purchase Agreements.”
Lock-Up Restrictions
The PubCo Bylaws will also provide the Sponsor and certain Factorial stockholders will be prohibited from transferring (except for certain permitted transfers) any shares of PubCo Series A Common Stock held by such holder (beginning on the Closing Date and ending (i) with respect to 25% of the Lock-Up Shares, on the date 180 days after the Closing Date, (ii) with respect to 25% of the Lock-Up Shares, on the date 270 days after the Closing Date and (iii) with respect to 50% of the Lock-Up Shares, on the first anniversary of the Closing Date; provided, however, that, on the dates on which certain trading price conditions are satisfied, such transfer restrictions will terminate with respect to one-third of the Lock-Up Shares, with such Early Release Lock-Up Shares allocated first among the Lock-Up Shares with the earliest Lock-Up Termination Date that has not yet occurred and successively to each remaining tranche of Lock-Up Shares in chronological order. The foregoing transfer restrictions will not apply to a specified number of shares (such number to be agreed upon prior to Closing) held by each such holder and such specified shares are not Lock-up Shares. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Lock-Up Provisions of PubCo Bylaws.”
A&R Registration Rights Agreement
In connection with the Closing, PubCo, Sponsor, Cantor and certain stockholders of Factorial will enter into the A&R Registration Rights Agreement. Pursuant to the A&R Registration Rights Agreement, among other things, PubCo will agree that, within 30 calendar days following the Closing Date, PubCo will file with the SEC (at PubCo’s sole cost and expense) a Resale Registration Statement registering the resale of certain shares of PubCo Series A Common Stock held by or issuable to the parties thereto, and PubCo will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will be entitled to customary piggyback registration rights and demand registration rights, including underwritten demands. The A&R Registration Rights Agreement amends and restates the registration rights agreement that was entered into by CGC, Cantor, the Sponsor and CGC III Sponsor DirectorCo LLC in connection with the IPO. The Registration Rights Agreement will terminate on the earlier of (a) the seven year anniversary of the date of the Registration Rights Agreement or (b) with respect to any holder party thereto, on the date that such holder no longer holds any Registrable Securities (as defined therein). The PIPE Investors also have registration rights pursuant to the terms of the Investor Stock Purchase Agreements. CGC estimates that approximately [•] million shares of PubCo Series A Common Stock will be subject to registration rights pursuant to the A&R Registration Rights Agreement and Investor Stock Purchase Agreements immediately following the Closing, representing approximately [•]% of the total issued and outstanding shares of PubCo Series A Common Stock following the Business Combination, assuming the Maximum Redemptions Scenario, that an aggregate of approximately $100 million of PIPE Investments are funded at the Closing. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — A&R Registration Rights Agreement.”
Non-Redemption Agreement
CGC may enter into non-redemption agreements with certain shareholders, pursuant to which, among other things, the Non-Redeeming Shareholders will irrevocably and unconditionally agree, for the benefit of CGC, that neither they nor their controlled affiliates will exercise any redemption rights under the CGC Articles with respect to certain CGC Class A Shares held by such Non-Redeeming Shareholders at any meeting of the CGC Shareholders. Each of the Non-Redeeming Shareholders will also agree (i) not to transfer directly or indirectly the NRA Shares held by it until the earlier of (x) the Closing Date, (y) the termination of the Business Combination Agreement in accordance with its terms and (z) the termination of the Non-Redemption Agreement in accordance with its terms; and (ii) to vote its NRA Shares in favor of the Business Combination Agreement, the Domestication and Merger and each other proposal brought by the CGC in connection with the Business Combination and in favor of any proposal brought by CGC to adjourn or postpone the EGM (provided, that, in the case of the Sponsor or any of its affiliates, such persons will tender an “abstain” vote with respect to such matters). The Non-Redemption Agreements will not provide for any consideration to be paid by CGC or Factorial to the Non-Redeeming Shareholders in connection with such agreements.
Policies and Procedures for Related Persons Transactions
Factorial does not have a formal policy regarding approval of transactions with related parties. To date, all disclosable transactions with related parties have been approved by the directors not interested in such transaction pursuant to Section 144(a)(1) of the DGCL.
The audit committee of the CGC Board has adopted a policy setting forth the policies and procedures for its review and approval or ratification of transactions with related parties. Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes CGC’s code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of CGC and its shareholders and (v) if the related party is a director or an immediate family member of a director, the effect that the transaction may have on a director’s status as an independent member of the CGC Board and on his or her eligibility to serve on the committees of the CGC Board. CGC management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, CGC may consummate related party transactions only if the audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy does not permit any director or officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.
Following the completion of the Business Combination, PubCo will adopt a related party transaction approval policy and PubCo’s audit committee will be responsible for the review, consideration and approval or ratification of related party transactions. For purposes of PubCo’s policy only, a “related person transaction” is a transaction, arrangement or relationship in which PubCo or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A “Related Person” means:
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any person who is, or at any time during the applicable period was, one of PubCo’s executive officers or a member of PubCo’s Board of Directors;

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any person who is known by PubCo to be the beneficial owner of more than five percent (5%) of its voting stock;

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any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of our voting stock, and any person sharing the household of such director, executive officer or beneficial owner of more than five percent (5%) of its voting stock; and

•
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10 percent (10%) or greater beneficial ownership interest.

It is also anticipated that PubCo will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS
This section of the proxy statement/prospectus describes the material differences between the rights of CGC Shareholders and the rights of PubCo stockholders upon completion of the Domestication. CGC is an exempted company incorporated under the Cayman Companies Act. The rights of CGC Shareholders are currently governed by the Cayman Companies Act, Cayman Islands law generally and the CGC Articles. Upon completion of the Domestication, the rights of CGC Shareholders who become shareholders of domesticated PubCo will be governed by the DGCL and the PubCo Organizational Documents, as they will be in effect as of the Closing. The Cayman Companies Act and Cayman Islands law generally differ in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the existing organization documents of CGC differ in certain material respects from the PubCo Organizational Documents. As a result, when you become a stockholder of PubCo, your rights will differ in some regards as compared to when you were a shareholder of CGC.
Below are summary charts outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of CGC and PubCo according to applicable law and the organizational documents of CGC and PubCo. This section does not include a complete description of all differences between the rights of CGC Shareholders and PubCo stockholders following completion of the Domestication, nor does it include a complete description of the specific rights of these shareholders. Furthermore, the identification of some of the differences in the rights of these shareholders as material is not intended to indicate that other differences do not exist.
You are urged to read carefully the relevant provisions of the Cayman Companies Act and the DGCL and the Organizational Documents of each company. This summary is qualified in its entirety by reference to the full text of the CGC Articles and the PubCo Charter, attached to this proxy statement/prospectus as Annex I, and the PubCo Bylaws, attached to this proxy statement/prospectus as Annex J, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Companies Act, to understand how these laws apply to CGC and PubCo.
Comparison of Shareholder Rights Under Applicable Corporate Law
	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations	Mergers that require a vote of stockholders require approval by a majority of all outstanding shares entitled to vote on the matter. Mergers in which the corporation’s certificate of incorporation is not amended, the corporation’s stock remains outstanding as an identical share of the surviving corporation, and any new securities issued in the merger do not exceed 20% of shares outstanding before the merger do not require approval of stockholders. Mergers that contemplate a qualifying holding company reorganization do not require approval of stockholders of the corporation that is the parent prior to the merger. Mergers in which the target is widely traded, the acquirer consummates a qualifying tender offer, and a sufficient number of target stockholders tender do not require approval of target stockholders. Mergers in which one
Under the Cayman Companies Act, certain fundamental changes such as a merger, consolidation or migration out of the Cayman Islands is required to be approved by a special resolution, and any other authorization as may be specified in the relevant articles of association.
In respect of a merger, parties holding certain security interests in the constituent companies must also consent. All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers. Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. A Cayman Islands company may also be acquired through a “scheme of

	Delaware	Cayman Islands
	corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.	arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.
Stockholder/Shareholder Votes for Routine Matters	Approval of routine corporate matters other than director elections that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. Director elections require a plurality vote.	Under Cayman Islands law and the CGC Articles, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).
Appraisal Rights and Dissenters’ Rights	A stockholder of a publicly traded corporation has appraisal rights in connection with a merger unless the merger consideration is all stock in another publicly traded corporation or another exception applies.	Under certain circumstances, shareholders may dissent to a merger of a Cayman Islands company by following the procedure set out in the Cayman Companies Act. Shareholders that dissent from a Cayman Islands statutory merger are entitled to be paid the fair market value of their shares, which, if necessary, may ultimately be determined by the court.
Inspection of Books and Records	Any stockholder, upon written demand stating the purpose thereof, may inspect the corporation’s stock ledger and other books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company. The directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of CGC or any of them will be open to the inspection of shareholders not being directors, and no shareholder (not being a director) will have any right of inspecting any account or book or document of CGC except as conferred by law or authorized by the directors or by ordinary resolution of CGC.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit by or in the right of the corporation subject to statutory pleading requirements.	CGC’s Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the company will be the proper plaintiff

	Delaware	Cayman Islands

in any claim based on a breach of duty owed to it, and a claim against (for example) CGC management usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:
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a company is acting, or proposing to act, illegally or beyond the scope of its authority;

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the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•
those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against CGC where the individual rights of that shareholder have been infringed or are about to be infringed.

Fiduciary Duties of Directors	Directors owe fiduciary duties of care and loyalty to the company and its stockholders.
Under Cayman Islands law, directors and officers owe the following fiduciary duties:
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duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•
duty to not improperly fetter the exercise of future discretion;

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duty to exercise authority for the purpose for which it is conferred;

•
duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•
duty to exercise independent judgment.

In addition to fiduciary duties, directors owe a duty of care, diligence

	Delaware	Cayman Islands
and skill. Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.
Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.
A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.
Under CGC’s Articles, every director and officer of CGC, together with every former director and former officer (each an “Indemnified Person”) shall be indemnified out of the assets of CGC against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. No Indemnified Person shall be liable to CGC for any loss or damage incurred by CGC as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such Indemnified Person. No person shall be found to have committed actual fraud, willful neglect or willful default under the articles unless or until a court of competent jurisdiction shall have made a finding to that effect.

Limited Liability of Directors	Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends or improper personal benefit.	No directors will be liable to CGC for any loss or damage incurred by CGC as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful default or willful neglect of such director, as determined by a court of competent jurisdiction.
Comparison of Shareholder Rights Under the Applicable Organizational Documents
When the Domestication is completed, the rights of stockholders will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands. Certain differences exist between the DGCL and the Cayman Companies Act that will alter certain of the rights of shareholders and affect the powers of the CGC Board and management following the Domestication.

Shareholders should consider the following summary comparison of the laws of the Cayman Islands, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Cayman Companies Act.
	Existing CGC Articles	PubCo Organizational Documents
Authorized Shares	The CGC Articles authorize 200,000,000 Class A Ordinary Shares, 20,000,000 Class B Ordinary Shares and 1,000,000 preference shares. See paragraph 5 of the CGC Articles.
The PubCo Organizational Documents authorize [•] shares, consisting of [•] shares of PubCo Series A Common Stock, [•] shares of PubCo Series B Common Stock and [•] shares of preferred stock.
See Article IV of the PubCo Charter.

Voting	The CGC Articles provide that holders of CGC Class A Shares and CGC Class B Shares will vote together as a single class on all matters submitted to the shareholders for their vote or approval, except as required by applicable law or provided by the CGC Articles, and that shareholders are entitled to one vote per share on all matters submitted to the shareholders for their vote or approval.
The holders of PubCo Series A Common Stock will be entitled to cast one vote per share and the holders of PubCo Series B Common Stock will be entitled to cast ten votes per share.
Except as otherwise required by law or the PubCo Charter, when a quorum is present at any meeting of stockholders, any matter before the meeting (other than an election of a director or directors) shall be decided by majority of the votes properly cast for and against such matter while election of directors are elected by a plurality of votes cast in such elections.

Authorize the Company to Make Issuances of Preferred Stock Without Stockholder Consent
The existing CGC Articles authorize the issuance of 1,000,000 preference shares with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, the CGC Board is empowered under the existing CGC Articles, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of Ordinary Shares.
See Article 3.1 of the CGC Articles.

The PubCo Organizational Documents authorize the PubCo Board to make issuances of all or any shares of preferred stock in one or more series, with such terms and conditions and at such future dates as may be expressly determined by the PubCo Board and as may be permitted by the DGCL.
[See Article IV, subsection B of the PubCo Charter.]

Shareholder/Stockholder Written Consent in Lieu of a Meeting	The existing CGC Articles provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution. See Article 22 of the CGC Articles.	The PubCo Organizational Documents allow stockholders to vote in person or by proxy at a meeting of stockholders but prohibit the ability of stockholders to act by written consent in lieu of a meeting.

	Existing CGC Articles	PubCo Organizational Documents
Classified Board
The existing CGC Articles provide that the CGC Board will be divided into three classes with only one class of directors being elected in each year and each class serving for a three-year term.
See Article 27.2 of the CGC Articles.

The PubCo Organizational Documents provide that the PubCo Board will be divided into three classes with only one class of directors being elected in each year and each class serving for a three-year term.
[See Article VI of the PubCo Charter.]

Corporate Name	The existing CGC Articles provide the name of the company is “Cartesian Growth Corporation III” See paragraph 1 of the CGC Articles.	The PubCo Organizational Documents will provide that the name of the PubCo will be “Factorial Holdings, Inc.” [See Article I of the PubCo Charter.]
Perpetual Existence
The existing CGC Articles provide that if we do not consummate a business combination (as defined in the CGC Articles) by May 5, 2027 CGC shall cease all operations except for the purposes of winding up and shall redeem the shares issued in the IPO and liquidate our Trust Account.
See Article 49.7 of the CGC Articles.
PubCo’s existence will be perpetual pursuant to the default rule under the DGCL.
Takeovers by Interested Stockholders	The existing CGC Articles contain restrictions regarding takeovers by interested shareholders.
The PubCo Organizational Documents will provide certain restrictions regarding takeovers by interested stockholders.
See the description of such restrictions in the subsection titled “— Anti-Takeover Provisions” in the section titled “Description of PubCo Securities” below.

Provisions Related to Status as Blank Check Company	The existing CGC Articles set forth various provisions related to our status as a blank check company prior to the consummation of a business combination. See Article 49 of the CGC Articles.	The PubCo Organizational Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon the Closing, as we will cease to be a blank check company at such time.

SHARES ELIGIBLE FOR FUTURE SALES
Based on the unaudited pro forma combined financial information and the assumptions set out therein and elsewhere in this proxy statement/prospectus, immediately following the consummation of the Business Combination, PubCo will have up to [•] shares of PubCo Series A Common Stock issued and outstanding, assuming the No Redemptions Scenario, and that no CGC Shareholders exercise dissenters’ rights pursuant to the [•], or up to [•] shares of PubCo Series A Common Stock outstanding, and assuming the Maximum Redemptions Scenario. Except pursuant to the lock-up provisions in the PubCo Bylaws, and except with respect to the shares of PubCo Series A Common Stock to be issued to the Factorial Supporting Stockholders, all of the PubCo Series A Common Stock issued in connection with the Business Combination will be freely transferable by persons other than by PubCo’s “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of shares of PubCo Series A Common Stock in the public market could adversely affect prevailing market prices of PubCo Series A Common Stock. Prior to the Business Combination, there has been no public market for PubCo Series A Common Stock. CGC has applied for listing of the PubCo Series A Common Stock on the Nasdaq Capital Market. PubCo, Factorial, and CGC believe that PubCo will satisfy the initial listing requirements of the Nasdaq Capital Market at the Closing, but there can be no assurance such listing will occur. Additionally, PubCo cannot assure you that a regular trading market will develop in the PubCo Series A Common Stock.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of the Factorial employees, consultants or advisors who purchases PubCo Series A Common Stock in connection with a compensatory stock plan or other written agreement executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
Registration Rights and Resale Registration Statement
At the Closing, PubCo, the Sponsor, DirectorCo, and certain other CGC Insiders, and certain former Factorial Stockholders, will enter into the A&R Registration Rights Agreement, pursuant to which, upon completion of the Business Combination, the PubCo Series A Common Stock held by the parties thereto (including shares of PubCo Series A Common Stock issuable upon conversion or exchange of other securities) will bear customary demand, piggy-back and shelf registration rights.
Additionally, each PIPE Investor will have registration rights with respect to the PIPE Shares pursuant to the Investor Stock Purchase Agreements.
Pursuant to the A&R Registration Rights Agreement, PubCo will agree, and pursuant to the Investor Stock Purchase Agreements, CGC has agreed, to use its commercially reasonable efforts to file a resale registration statement under the Securities Act, not later than 30 days following the consummation of the Business Combination to register certain registrable securities held by the parties thereto. We estimate that an aggregate of approximately [•] million shares of PubCo Series A Common Stock will be subject to registration rights immediately following Closing pursuant to the A&R Registration Rights Agreement and Investor Stock Purchase Agreements, representing approximately [•]% of the total issued and outstanding shares of PubCo Series A Common Stock following the Business Combination, assuming the Maximum Redemptions Scenario, and that an aggregate of approximately $100 million of PIPE Investments are funded at the Closing. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — A&R Registration Rights Agreement.”
Sales of a large number of shares of PubCo Series A Common Stock could cause the prevailing market price of PubCo Series A Common Stock to decline. See “Risk Factors — Future sales, or the perception of future sales, by PubCo or its stockholders in the public market could cause the market price for PubCo’s securities to decline.”
Securities Act Restrictions on Resale of PubCo Securities
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted PubCo Series A Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of PubCo at the time of, or at any time during the three months preceding, a sale and (ii) PubCo is subject to the Exchange Act periodic reporting requirements for at least three months before the sale, has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as PubCo was required to file reports) preceding the sale, and has submitted electronically every interactive data file required to be submitted pursuant to Rule 405 of the Securities Act during the 12 months (or such shorter period as PubCo was required to file reports) preceding the sale.
Persons who have beneficially owned restricted shares of PubCo Series A Common Stock for at least six months but who are affiliates of PubCo at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
1% of the total number of shares of PubCo Series A Common Stock then outstanding; or

•
the average weekly reported trading volume of PubCo Series A Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of PubCo under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about PubCo.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business-combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act) with the SEC reflecting its status as an entity that is not a shell company.

DESCRIPTION OF PUBCO SECURITIES
As a result of the Business Combination, CGC Shareholders who receive shares of PubCo Series A Common Stock in connection with the Business Combination will become stockholders of the PubCo. Your rights as the PubCo stockholders will be governed by Delaware law and the PubCo Charter and the PubCo Bylaws. The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities. CGC urges you to read the applicable provisions of Delaware law and the PubCo Charter and the PubCo Bylaws carefully and in their entirety because they describe your rights as a holder of shares of PubCo Series A Common Stock.
Authorized and Outstanding Stock
The proposed PubCo Charter authorizes the issuance of [•] shares of capital stock, consisting of (i) [•] shares of Series A common stock, par value $0.00001 per share, (ii) [•] shares of Series B common stock, par value $0.00001 per share, and (iii) [•] shares of preferred stock, par value $0.00001 per share. The outstanding CGC Class A Shares are, and the shares of PubCo Series A Common Stock and PubCo Series B Common Stock issuable in connection with the Business Combination pursuant to the Business Combination Agreement will be, duly authorized, validly issued, fully paid and non-assessable. As of the record date for the EGM, there were [•] CGC Class A Shares held of record by [•] holder[s], [•] CGC Class B Shares held of record by [•] holder[s], and no preference shares issued and outstanding. Such numbers do not include DTC participants or beneficial owners holding shares through nominee names.
Common Stock
Pursuant to the CGC Articles, the Business Combination Agreement and Sponsor Support Agreement, the holders of CGC Class B Shares agreed to elect to convert their CGC Class B Shares into CGC Class A Shares immediately prior to the Domestication and to waive their rights under CGC’s Articles to have their CGC Class B Shares converted into CGC Class A Shares at a ratio of greater than one-to-one. Further, pursuant to the CGC Articles and the Business Combination Agreement, the CGC Class A Shares (including the CGC Class A Shares issued in connection with the Class B Share Conversion, but excluding Public Shares validly submitted for redemption) will convert on a one-to-one basis into PubCo Series A Common Stock. Additionally, in accordance with the terms and subject to the conditions set forth in the Business Combination Agreement, at the Merger Effective Time, each share of Factorial’s capital stock that is issued and outstanding as of immediately prior to the Merger Effective Time (excluding treasury shares, dissenting shares and shares held by the Factorial Founders) will automatically be canceled and converted into the right to receive a corresponding number of shares of PubCo Series A Common Stock equal to the Consideration Ratio and each share of Factorial’s capital stock that is issued and outstanding as of immediately prior to the Merger Effective Time held by the Factorial Founders will automatically be canceled and converted into the right to receive a corresponding number of shares of PubCo Series B Common Stock equal to the Consideration Ratio. Immediately following the Closing, all shares of PubCo Series B Common Stock will be held directly by the Factorial Founders, both of whom will serve as PubCo’s executive officers and directors. The rights of the holders of PubCo Series A Common Stock and PubCo Series B Common Stock will be identical, except with respect to voting and conversion rights. Each share of PubCo Series B Common Stock will be entitled to ten votes and will be convertible at any time into one share of PubCo Series A Common Stock.
Preferred Stock
The PubCo Charter provides that shares of preferred stock may be issued from time to time in one or more series. The board of directors of the post-combination company will be authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The PubCo Board is able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the PubCo Series A Common Stock and could have anti-takeover effects. The ability of the PubCo Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. PubCo has no preferred stock outstanding at the date hereof. Although PubCo does not currently intend to issue any shares of preferred stock, it cannot assure you that PubCo will not do so in the future.
Dividends
Under the PubCo Charter, holders of PubCo Common Stock are entitled to receive ratable dividends, if any, as may be declared from time-to-time by our Board out of legally available assets or funds. There are no current plans to pay cash dividends on PubCo Common Stock for the foreseeable future.
Voting Power
Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under the current certificate of incorporation and the PubCo Charter, the holders of PubCo Common Stock possess or will possess, as applicable, all voting power for the election of our directors and all other matters requiring stockholder action. Each share of PubCo Series A Common Stock will be entitled to one vote. Each share of PubCo Series B Common Stock will be entitled to ten votes and will be convertible at any time into one share of PubCo Series A Common Stock. Subject to certain limited exceptions, the holders of PubCo Common Stock shall at all times vote together as one class on all matters submitted to a vote of the holders of PubCo Common Stock under the PubCo Charter.
Preemptive or Other Rights
The PubCo Charter does not provide for any preemptive or other similar rights.
Election of Directors
The CGC Board currently consists of four directors.
Following the completion of the Business Combination, the size of the PubCo Board will be increased to consist of seven directors, as discussed in greater detail in “Proposal No. 8 — The Director Election Proposal” and “Management of PubCo following the Business Combination.” Under the terms of the PubCo Charter, upon the effectiveness thereof, the Board will be divided into three classes designated as Class I, Class II and Class III. Class I directors will initially serve for a term expiring at the first annual meeting of stockholders following the Closing. Class II and Class III directors will initially serve for a term expiring at the second and third annual meeting of stockholders following the Closing, respectively. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting of the stockholders. There will be no limit on the number of terms a director may serve on the PubCo Board.
Under the PubCo Charter, directors are elected by a plurality voting standard, whereby each of our stockholders may not give more than one vote per share towards any one director nominee. There are no cumulative voting rights.
Annual Stockholder Meetings
PubCo will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by the PubCo Board. To the extent permitted under applicable law, PubCo may conduct meetings by means of remote communication.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, PubCo’s stockholders have appraisal rights in connection with a merger or consolidation of PubCo. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of PubCo’s stockholders may bring an action in PubCo’s name to procure a judgment in PubCo’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of PubCo’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Limitations on Liability and Indemnification of Officers and Directors
The CGC Articles provide that our current and former officers and directors will be indemnified by us for any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. No such officer or director shall be liable to CGC for any loss or damage incurred by CGC as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such officer or director. CGC has further agreed to advance reasonable attorneys’ fees and other costs and expenses incurred in connection with the defense of any action, suit, proceeding or investigation involving such officer or director for which indemnity will or could be sought. The PubCo Charter and PubCo Bylaws will provide for the indemnification of current and former officers and directors of PubCo to the fullest extent permitted by Delaware law.
PubCo intends to enter into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our current certificate of incorporation. The CGC Articles also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions.
PubCo will purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. In connection with the Closing, CGC will purchase a tail policy with respect to liability coverage for the benefit of our current officers and directors on the same or substantially similar terms of our existing policy. Pursuant to the Business Combination Agreement, PubCo will maintain such tail policy for a period of six years following the Closing.
These provisions may discourage current shareholders and future stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders and stockholders. Furthermore, a shareholder’s or stockholder’s investment may be adversely affected to the extent PubCo pays the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.
PubCo believes that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.
Certain Anti-Takeover Provisions of Delaware Law; PubCo Charter and PubCo Bylaws
The PubCo Charter and PubCo Bylaws will contain and the DGCL contains provisions, as summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of PubCo Board. These provisions are intended to avoid costly takeover battles, reduce PubCo’s vulnerability to a hostile change of control and enhance the ability of PubCo Board to maximize stockholder value in connection with any unsolicited offer to acquire PubCo. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of PubCo by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of PubCo Series A Common Stock held by stockholders.
Exclusive Forum
The PubCo Organizational Documents establish that, unless PubCo consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of PubCo, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of PubCo to PubCo or PubCo’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the PubCo Charter or PubCo Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that the exclusive forum provision will not apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Unless PubCo consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the respective rules and regulations promulgated thereunder.
Advance Notice of Director Nominations and New Business
For information regarding registration rights of certain securities of PubCo, see “Stockholder Proposals and Nominations.”
Listing of Securities
CGC has applied to list the PubCo Series A Common Stock on Nasdaq under the symbol “FAC” upon the closing of the Business Combination.
It is a condition to Factorial’s and CGC’s obligations to consummate the Business Combination that the PubCo Series A Common Stock to be issued in connection with the Business Combination Agreement, including the Aggregate Merger Consideration and the PIPE Shares, is approved for listing on Nasdaq, subject only to official notice of issuance. Additionally, it is a condition to the obligations of the parties to the Investor Stock Purchase Agreements to consummate the PIPE Investments that the PubCo Series A Common Stock, including the PIPE Shares, has been approved for listing on Nasdaq, subject only to official notice of issuance. CGC and Factorial believe that CGC will satisfy the initial listing requirements of the Nasdaq Capital Market at the Closing, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Business Combination may not be consummated unless such condition is waived by Factorial and CGC, and the PIPE Investments may not be consummated unless such condition is waived by the PIPE Investors. The Nasdaq listing condition may be waived by Factorial and CGC, with respect to the Business Combination, and by the PIPE Investors, with respect to the PIPE Investment, at any time prior to the Closing, including after the deadline for submitting redemption requests or the EGM. If Factorial and CGC, on the one hand, and/or the PIPE Investors, on the other hand, waive such condition, CGC intends to file a Current Report on Form 8-K within four business days of such event, however you should know that given such timing you may not be notified before the deadline for submitting redemption requests or the EGM. It is important for you to consider that, at the time of the deadline for submitting redemption requests or the EGM, PubCo may not have received from Nasdaq either confirmation of the listing of the PubCo Series A Common Stock or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the deadline for submitting redemption requests or the EGM if PubCo has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without knowing whether the PubCo Series A Common Stock will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived.
Registration Rights
At the Closing, PubCo will enter into the A&R Registration Rights Agreement, pursuant to which, among other things, the Sponsor and certain Factorial Stockholders will have specified rights to require PubCo to register all or a portion of their shares of PubCo Series A Common Stock under the Securities Act and provide customary demand as well as piggyback registration rights. See the section entitled “The Business Combination — Ancillary Agreements.” The PIPE Investors also have registration rights pursuant to the terms of the Investor Stock Purchase Agreements. For information regarding registration rights of certain securities of PubCo, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — A&R Registration Rights Agreement.”

APPRAISAL RIGHTS AND DISSENTERS’ RIGHTS
CGC’s shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the DGCL. CGC’s shareholders do not have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.

STOCKHOLDER PROPOSALS AND NOMINATIONS
Stockholder Proposals
The PubCo Organizational Documents establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The PubCo Organizational Documents provide that nominations of persons or election to the PubCo Board and the proposal of other business to be considered by the stockholders may be brought before an annual meeting (a) by or at the direction of the PubCo Board or (b) otherwise by any stockholder of PubCo who was a stockholder of record at the time of giving of notice of the annual meeting provided for in the PubCo Organizational Documents, who (A)(1) is entitled to vote at the meeting, (2) is present (in person or by proxy) at the meeting and (3) complies with the notice procedures set forth in the PubCo Organizational Documents as to such nomination or business or (B) properly makes such proposal in accordance with Rule 14a-8 (or a successor rule) under the Exchange Act. To be timely for PubCo’s annual meeting of stockholders, a stockholder’s notice must be received by the Secretary of PubCo at PubCo’s principal executive offices:
•
not less than the 90 days; and

•
not more than the 120 days prior to the one-year anniversary of the preceding year’s annual meeting.

In the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public announcement of the date of such annual meeting was first made by PubCo. Nominations and proposals also must satisfy other requirements set forth in the Proposed PubCo Organizational Documents. The presiding person at an annual meeting or a special meeting, as applicable, may, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with the Proposed PubCo Organizational Documents, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.
Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the 2027 annual meeting pursuant to Rule 14a-8 must be received at our principal office a reasonable time before PubCo begins to print and send out its proxy materials for such 2027 annual meeting (and PubCo will publicly disclose such date when it is known).
Stockholder Director Nominees
The PubCo Organizational Documents permit stockholders to nominate directors for election at an annual general meeting of stockholders. To nominate a director, the stockholder must provide the information required by the PubCo Organizational Documents. In addition, the stockholder must give timely notice to PubCo’s secretary in accordance with the PubCo Organizational Documents, which, in general, require that the notice be received by PubCo’s secretary within the time periods described above under “— Stockholder Proposals” for stockholder proposals.

SHAREHOLDER COMMUNICATIONS
Shareholders and interested parties may communicate with the CGC Board, any committee chairperson or the non-management directors as a group by writing to the CGC Board or committee chairperson in care of Cartesian Growth Corporation III, 505 Fifth Avenue, 15th Floor, New York, NY 10017. Following the Closing, such communications should be sent to [•]. Each communication will be forwarded, depending on the subject matter, to the PubCo Board, the appropriate [•] or [•].
DELIVERY OF DOCUMENTS TO SHAREHOLDERS
Pursuant to the rules of the SEC, CGC and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of CGC’s annual report to shareholders and CGC’s proxy statement. Upon written or oral request, CGC will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that CGC deliver single copies of such documents in the future. Shareholders may notify CGC of their requests by calling or writing CGC at its principal executive offices at 505 Fifth Avenue, 15th Floor, New York, NY 10017.
LEGAL MATTERS
Greenberg Traurig, LLP will pass upon the validity of the securities of CGC to be issued in connection with the Domestication and the Merger.
OTHER MATTERS
As of the date of this proxy statement/prospectus, the CGC Board does not know of any matters that will be presented for consideration at the EGM other than as described in this proxy statement/prospectus. If any other matters properly come before the EGM, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.
EXPERTS
The financial statements of CGC as of December 31, 2024 and for the period from October 29, 2024 (inception) through December 31, 2024 and the statements of operations, changes in shareholders’ deficit and cash flows for the years ended December 31, 2024, have been audited by CBIZ CPAs P.C., independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of CGC to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Factorial Inc. (the Company) as of December 31, 2024 and for the year then ended have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon (which report expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), and have been included in this proxy statement/prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
HOUSEHOLDING INFORMATION
Unless CGC has received contrary instructions, CGC may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if CGC believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce CGC’s expenses. However, if shareholders prefer to receive multiple sets of CGC’s disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of CGC’s disclosure documents, the shareholders should follow these instructions:
•
if the shares are registered in the name of the shareholder, the shareholder should contact CGC at the following address and e-mail address:

Cartesian Growth Corporation III
505 Fifth Avenue, 15th Floor
New York, NY 10017
Attention: [•]
Email: [•]
•
if a broker, bank or nominee holds the shares, the shareholder should contact the broker, bank or nominee directly.

WHERE YOU CAN FIND MORE INFORMATION
CGC has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.
CGC files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on CGC at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.
Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.
All information contained in this proxy statement/prospectus relating to CGC has been supplied by CGC, and all such information relating to Factorial has been supplied by Factorial, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.
(1)
This document is a (i) prospectus of CGC with respect to the PubCo Series A Common Stock to be issued to CGC Shareholders and Factorial equityholders if the Business Combination described herein is consummated, and (ii) a proxy statement of CGC for the EGM. CGC and Factorial have not authorized anyone to give any information or make any representation about the Business Combination, CGC or Factorial that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

(2)
If you would like additional copies of this proxy statement/prospectus, or if you have questions about the business combination, you should contact via phone or in writing:

Cartesian Growth Corporation III
505 Fifth Avenue, 15th Floor
New York, NY 10017
Attention: [•]
Email: [•]
You may also obtain these documents by requesting them in writing or by telephone from CGC’s proxy solicitation agent at the following address and telephone number:
[•]
If you are a shareholder of CGC and would like to request documents, please do so no later than [•] business days before the EGM in order to receive them before the EGM. If you request any documents from CGC, CGC will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other documents that are not included with this proxy statement/prospectus.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES
CGC is a Cayman Islands exempted company. If CGC does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon CGC. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against CGC in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, CGC may be served with process in the United States with respect to actions against CGC arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of CGC’s securities by serving CGC’s U.S. agent irrevocably appointed for that purpose.

INDEX TO FINANCIAL STATEMENTS
CARTESIAN GROWTH CORPORATION III — AUDITED FINANCIAL STATEMENTS
FACTORIAL INC. — AUDITED FINANCIAL STATEMENTS

CARTESIAN GROWTH CORPORATION III
CONDENSED BALANCE SHEETS
	September 30, 2025	December 31, 2024
	(Unaudited)
Assets
Current assets
Cash	$660,638	$—
Prepaid insurance – current	112,307	—
Prepaid expenses	52,265	3,202
Total current assets	825,210	3,202
Deferred offering costs	—	263,676
Prepaid insurance – long term	65,512	—
Investments held in Trust Account	280,669,717	—
Total Assets	$281,560,439	$266,878
Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders’ Deficit
Current Liabilities
Accrued offering costs	$75,000	$242,872
Accrued expenses	321,183	—
Promissory note – related party	—	41,626
Total current liabilities	396,183	284,498
Deferred underwriting fee	13,140,000	—
Total Liabilities	13,536,183	284,498
Commitments and Contingencies (Note 6)
Class A ordinary shares subject to possible redemption, 27,600,000 shares at redemption value of approximately $10.17 and $0 per share as of September 30, 2025 and December 31, 2024, respectively	280,669,717	—
Shareholders’ Deficit
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; none issued and outstanding (excluding 27,600,000 and 0 shares subject to possible redemption as of September 30, 2025 and December 31, 2024, respectively)	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 6,900,000 shares issued and outstanding as of September 30, 2025 and December 31, 2024	690	690
Additional paid-in capital	—	24,310
Accumulated deficit	(12,646,151)	(42,620)
Total Shareholders’ Deficit	(12,645,461)	(17,620)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders’ Deficit	$281,560,439	$266,878
The accompanying notes are an integral part of the unaudited condensed financial statements.

CARTESIAN GROWTH CORPORATION III
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)
	For the Three Months Ended September 30, 2025	For the Nine Months Ended September 30, 2025
General and administrative costs	$137,346	$606,373
Loss from operations	(137,346)	(606,373)
Other income:
Interest earned on investments held in Trust Account	2,901,973	4,669,717
Other income, net	2,901,973	4,669,717
Net income	$2,764,627	$4,063,344
Basic weighted average shares outstanding, Class A ordinary shares subject to redemption	27,600,000	15,017,647
Basic and diluted net income per share, Class A ordinary shares subject to redemption	$0.08	$0.19
Basic weighted average shares outstanding, Class B ordinary shares	6,900,000	6,489,706
Basic net loss per share, Class B ordinary shares	$0.08	$0.19
Diluted weighted average shares outstanding, Class B ordinary shares	6,900,000	6,900,000
Diluted net loss per share, Class B ordinary shares	$0.08	$0.19
The accompanying notes are an integral part of the unaudited condensed financial statements.

CARTESIAN GROWTH CORPORATION III
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(UNAUDITED)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
	Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance – January 1, 2025	6,900,000	$690	$24,310	$(42,620)	$(17,620)
Net loss	—	—	—	(20,449)	(20,449)
Balance – March 31, 2025	6,900,000	$690	$24,310	$(63,069)	$(38,069)
Accretion for Class A ordinary shares to redemption amount	—	—	(9,722,332)	(13,764,902)	(23,487,234)
Sale of 6,800,000 Private Placement Warrants	—	—	6,800,000	—	6,800,000
Fair Value of Public Warrants at issuance	—	—	3,132,600	—	3,132,600
Allocated value of transaction costs to Class A shares	—	—	(234,578)	—	(234,578)
Net income	—	—	—	1,319,166	1,319,166
Balance – June 30, 2025	6,900,000	$690	$—	$(12,508,805)	$(12,508,115)
Accretion for Class A ordinary shares to redemption amount	—	—	—	(2,901,973)	(2,901,973)
Net income	—	—	—	2,764,627	2,764,627
Balance – September 30, 2025	6,900,000	$690	$—	$(12,646,151)	$(12,645,461)
The accompanying notes are an integral part of the unaudited condensed financial statements.

CARTESIAN GROWTH CORPORATION III
CONDENSED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
(UNAUDITED)
Cash Flows from Operating Activities:
Net income	$4,063,344
Adjustments to reconcile net income to net cash used in operating activities:
Payment of operation costs through promissory note	20,450
Interest earned on marketable securities held in Trust Account	(4,669,717)
Changes in operating assets and liabilities:
Prepaid insurance	(112,307)
Prepaid expenses	(25,465)
Long term prepaid insurance	(65,512)
Accrued expenses	321,183
Net cash used in operating activities	(468,024)
Cash Flows from Investing Activities:
Investment of cash in Trust Account	(276,000,000)
Net cash used in investing activities	(276,000,000)
Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	271,200,000
Proceeds from sale of Private Placements Warrants	6,800,000
Repayment of advances from related party	(37,433)
Repayment of promissory note – related party	(250,000)
Payment of offering costs	(583,905)
Net cash provided by financing activities	277,128,662
Net Change in Cash	660,638
Cash – Beginning of period	—
Cash – End of period	$660,638
Non-Cash investing and financing activities:
Prepaid services contributed by Sponsor through promissory note – related party	$11,326
Accretion of Class A ordinary shares to redemption value	$26,389,207
Deferred underwriting fee payable	$13,140,000
The accompanying notes are an integral part of the unaudited condensed financial statements.

NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Cartesian Growth Corporation III (the “Company”) is a blank check company incorporated as a Cayman Islands exempted corporation on October 29, 2024. The Company was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”). The Company has not selected any specific Business Combination target, and, prior to the consummation of its initial public offering (“Initial Public Offering”), the Company had not, nor had anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any Business Combination target with respect to an initial Business Combination with the Company.
As of September 30, 2025, the Company has not commenced any operations. All activity for the period from October 29, 2024 (inception) through September 30, 2025 relates to the Company’s formation and the Initial Public Offering, which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. Subsequent to the Initial Public Offering, the Company generates non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
The Company’s Sponsor is CGC III Sponsor LLC (the “Sponsor”). The registration statements for the Company’s Initial Public Offering became effective on May 1, 2025. On May 5, 2025, the Company consummated the Initial Public Offering of 27,600,000 units (the “Units”), which includes the full exercise by the underwriters of their over-allotment option of 3,600,000 Units, at $10.00 per Unit, generating gross proceeds of $276,000,000. Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of an aggregate of 6,800,000 Private Placement Warrants (the “Private Placement Warrants”) to the Sponsor and Cantor Fitzgerald & Co. (“Cantor”), the representative of the underwriters of the Initial Public Offering, at a price of $1.00 per warrant, generating gross proceeds of $6,800,000. Of those 6,800,000 Private Placement Warrants, the Sponsor purchased 4,400,000 Private Placement Warrants and Cantor purchased 2,400,000 Private Placement Warrants. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the Private Placement Warrants, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination (less deferred underwriting commissions).
Transaction costs amounted to $18,821,468, consisting of $4,800,000 of cash underwriting fee, $13,140,000 of deferred underwriting fee and $881,468 of other offering costs.
The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net balance in the Trust Account (as defined below) (excluding the amount of deferred underwriting discounts held and taxes payable on the income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.
Following the closing of the Initial Public Offering on May 5, 2025, an amount of $276,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units, and a portion of the net proceeds from the sale of the Private Placement Warrants, was placed in a trust account (the “Trust Account”) and initially invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended Business Combination. To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that the Company holds investments in the Trust Account, the Company may, at any time (based on the management team’s ongoing assessment of all factors related to the Company’s potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest bearing demand deposit account at a bank. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the proceeds from the Initial Public Offering and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination within 24 months from the closing of the Initial Public Offering, or by such earlier date as the Company’s board of directors may approve, or such other time period in which the Company must complete an initial Business Combination pursuant to an amendment to the Company’s amended and restated memorandum and articles of association (the “Articles”) approved by the Company’s shareholders (the “Completion Window”), subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a shareholder vote to amend the Articles to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.
The Company will provide the Company’s public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the initial Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account (less taxes payable, but without deduction for any excise or similar tax that may be due or payable), divided by the number of then-outstanding public shares. The amount in the Trust Account is initially anticipated to be $10.00 per public share.
The ordinary shares subject to redemption were recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”
The Company will have only the duration of the Completion Window to complete the initial Business Combination. However, if the Company is unable to complete its initial Business Combination within the Completion Window, the Company will as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable, but without deduction for any excise or similar tax that may be due or payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will constitute full and complete payment for the public shares and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to the Company’s obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law.
The Sponsor, CGC III Sponsor DirectorCo LLC (“DirectorCo”), and the Company’s officers and directors have entered into letter agreements with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the Articles; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Completion

Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the Trust Account; and (iv) vote any founder shares held by them and any public shares purchased during or after the Initial Public Offering (including in open market and privately negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would not be voted in favor of approving the Business Combination) in favor of the initial Business Combination.
The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company (except for the Company’s independent registered public accounting firm), or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable (but without deduction for any excise or similar tax that may be due or payable), provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations.
NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s final prospectus for the Initial Public Offering as filed with the SEC on May 5, 2025, as well as the Company’s Current Report on Form 8-K, as filed with the SEC on May 12, 2025. The interim results for the three and nine months ended September 30, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025 or for any future periods.
Liquidity and Capital Resources
The Company’s liquidity needs up to September 30, 2025 had been satisfied through the loan from the Sponsor under an unsecured promissory note (the “Sponsor Promissory Note”) of up to $250,000 (see Note 5). As of September 30, 2025, the Company had $660,638 cash and a working capital surplus of $429,027.
In order to fund finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans. Up to $1,500,000 of such

Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. As of September 30, 2025 and December 31, 2024, the Company had no borrowings under the Working Capital Loans.
In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Codification (“ASC”) 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that the Company’s liquidity condition raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after the Combination Period.
Segment Reporting
The Company complies with ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses among other disclosure requirements. The Company adopted ASU 2023-07 on January 1, 2024. The amendments will be applied retrospectively to all prior periods presented in the accompanying financial statements (see Note 9).
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the unaudited condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $660,638 and $0 in cash and no cash equivalents as of September 30, 2025 and December 31, 2024, respectively.
Investments Held in Trust Account
As of September 30, 2025, the assets held in the Trust Account, amounting to $280,669,717, were held in mutual funds primarily invested in U.S. Treasury Bills with a maturity of 185 days or less. At December 31, 2024, there were no assets held in the Trust Account.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.
Offering Costs
The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering.” Offering costs consist principally of professional and registration fees that are related to the Initial Public Offering. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Initial Public Offering proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating Initial Public Offering proceeds first to assigned value of the warrants and then to the Class A ordinary shares. Offering costs allocated to the Class A ordinary shares were charged to temporary equity and offering costs allocated to the public warrants and Private Placement Warrants were charged to shareholder’s deficit as public warrants and Private Placement Warrants after management’s evaluation were accounted for under equity treatment.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets, primarily due to its short-term nature.
Income Taxes
The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of September 30, 2025 and December 31, 2024, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

Class A Ordinary Shares Subject to Possible Redemption
The public shares contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, or if there is a shareholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classifies public shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital (to the extent available) and then to accumulated deficit. Accordingly, as of September 30, 2025 and December 31, 2024, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheet. As of September 30, 2025, the Class A ordinary shares subject to possible redemption reflected in the balance sheet are reconciled in the following table:
Gross proceeds	$276,000,000
Less:
Proceeds allocated to public warrants	(3,132,600)
Class A ordinary shares issuance cost	(18,586,890)
Plus:
Remeasurement of carrying value to redemption value	23,487,234
Class A ordinary shares subject to possible redemption, June 30, 2025	$277,767,744
Plus:
Remeasurement of carrying value to redemption value	2,901,973
Class A ordinary shares subject to possible redemption, September 30, 2025	$280,669,717
Warrant Instruments
The Company accounted for the public warrants and Private Placement Warrants issued in connection with the Initial Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and classified the warrant instruments under equity treatment at their assigned values.
Net Income per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net income per ordinary share is computed by dividing net income by the weighted average number of shares of ordinary shares outstanding for the period. The Company has two classes of ordinary shares, which are referred to as redeemable Class A ordinary shares and non-redeemable Class A and Class B ordinary shares. Remeasurement associated with the redeemable shares of Class A ordinary shares is excluded from income per ordinary share as the redemption value approximates fair value.
The calculation of diluted income per ordinary share does not consider the effect of the warrants issued in connection with the Initial Public Offering and the Private Placement Warrants since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 20,600,000 Class A Ordinary Shares in the aggregate. As of September 30, 2025 and December 31, 2024, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares that then share in the earnings of the Company. As a result, diluted net income per ordinary share is the same as basic net income per ordinary share for the periods presented.
The following table reflects the calculation of basic and diluted net income per ordinary share (in dollars, except per share amounts):

	For the Three Months Ended September 30, 2025		For the Nine Months Ended September 30, 2025
	Redeemable Class A	Non- redeemable Class B	Redeemable Class A	Non- redeemable Class B
Basic net income per ordinary share
Numerator:
Allocation of net income	$2,211,702	$552,925	$2,837,256	$1,226,088
Denominator:
Basic weighted average shares outstanding	27,600,000	6,900,000	15,017,647	6,489,706
Basic net income per ordinary share	$0.08	$0.08	$0.19	$0.19
	For the Three Months Ended September 30, 2025		For the Nine Months Ended September 30, 2025
	Redeemable Class A	Non- redeemable Class B	Redeemable Class A	Non- redeemable Class B
Diluted net income per ordinary share
Numerator:
Allocation of net income	$2,211,702	$552,925	$2,784,143	$1,279,201
Denominator:
Diluted weighted average shares outstanding	27,600,000	6,900,000	15,017,647	6,900,000
Diluted net income per ordinary share	$0.08	$0.08	$0.19	$0.19
Recent Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Income Taxes (ASC Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2025. Early adoption is permitted.
Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statement.
NOTE 3.   INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering on May 5, 2025, the Company sold 27,600,000 Units, which include a full exercise by the underwriters of their over-allotment option of 3,600,000 Units at a purchase price of $10.00 per Unit, generating gross proceeds of $276,000,000. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. Each warrant will become exercisable 30 days after the completion of the initial Business Combination and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation.
Warrants — As of September 30, 2025, there were 20,600,000 warrants outstanding, including 13,800,000 public warrants and 6,800,000 Private Placement Warrants. At December 31, 2024, there were no warrants outstanding. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed herein. The warrants cannot be exercised until 30 days after the completion of the initial Business Combination, and will expire at 5:00 p.m., New York City time, five years after the completion of the initial Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the

Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current. No warrant will be exercisable and the Company will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a Unit containing such warrant will have paid the full purchase price for the Unit solely for the Class A ordinary share underlying such Unit.
Under the terms of the warrant agreement, the Company has agreed that, as soon as practicable, but in no event later than 20 business days after the closing of its initial Business Combination, it will use commercially reasonable efforts to file with the SEC a post-effective amendment to the registration statement for the Initial Public Offering or a new registration statement covering the registration under the Securities Act of the Class A ordinary shares issuable upon exercise of the warrants and thereafter will use its commercially reasonable efforts to cause the same to become effective within 60 business days following the Company’s initial Business Combination and to maintain a current prospectus relating to the Class A ordinary shares issuable upon exercise of the warrants until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
If the holders exercise their public warrants on a cashless basis, they would pay the warrant exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” of the Class A ordinary shares over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average closing price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable.
Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $18.00:   The Company may redeem the outstanding warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and

•
if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period commencing at least 30 days after completion of the Company’s initial Business Combination and ending three business days before the Company sends the notice of redemption to the warrant holders.

Additionally, if the number of outstanding Class A ordinary shares is increased by a share capitalization payable in Class A ordinary shares, or by a subdivision of ordinary shares or other similar event, then, on the effective date of such share capitalization, subdivision or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the fair market value will be deemed a share capitalization of a number of Class A ordinary shares equal to the product of (i) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) and (ii) the quotient of (x) the price per Class A ordinary share paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
NOTE 4.   PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering on May 5, 2025, the Sponsor and Cantor purchased an aggregate of 6,800,000 Private Placement Warrants, each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per Private Placement Warrant, generating gross proceeds of $6,800,000. Of those 6,800,000 Private Placement Warrants, the Sponsor purchased 4,400,000 Private Placement Warrants and Cantor purchased 2,400,000 Private Placement Warrants. Each Private Placement Warrant entitles the registered holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment.
The Private Placement Warrants are identical to the public warrants sold in the Initial Public Offering except that, so long as they are held by the Sponsor, Cantor, or their permitted transferees, the Private Placement Warrants (i) may not (including the Class A ordinary shares issuable upon exercise of these Private Placement Warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial Business Combination, (ii) will be entitled to registration rights and (iii) with respect to Private Placement Warrants held by Cantor and/or its designees, will not be exercisable more than five years from the commencement of sales in this offering in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5110(g)(8).
The Sponsor, DirectorCo, and the Company’s officers and directors have entered into letter agreements with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the Articles (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the public shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the Trust Account; and (iv) vote any founder shares held by them and any public shares purchased during or after the Initial Public Offering (including in open market and privately negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the Business Combination) in favor of the initial Business Combination.

NOTE 5.   RELATED PARTY TRANSACTIONS
Founder Shares
On November 12, 2024, the Sponsor and DirectorCo made a capital contribution of an aggregate of $25,000, or approximately $0.004 per share, to cover certain of the Company’s expenses, for which the Company issued an aggregate of 5,750,000 founder shares to the Sponsor and DirectorCo. On May 1, 2025, pursuant to a share recapitalization, the Company issued an additional 1,150,000 founder shares to the Sponsor (with DirectorCo waiving its entitlement to be issued additional founder shares in connection therewith and directing the Company to issue its allotment to the Sponsor), resulting in the Company’s initial shareholders holding an aggregate of 6,900,000 founder shares. On May 2, 2025, the underwriters exercised their over-allotment option in full, which was settled as part of the closing of the Initial Public Offering. As a result of the underwriters’ election to fully exercise their over-allotment option, 900,000 founder shares are no longer subject to forfeiture by the Sponsor.
The Company’s initial shareholders have agreed not to transfer, assign or sell any of their founder shares and any Class A ordinary shares issued upon conversion thereof until the earlier to occur of (i) one year after the completion of the initial Business Combination or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Company’s initial shareholders with respect to any founder shares (the “Lock-up”). Notwithstanding the foregoing, if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the founder shares will be released from the Lock-up.
Promissory Note — Related Party
The Sponsor had agreed to loan the Company an aggregate of up to $250,000 to be used for a portion of the expenses of the Initial Public Offering. The loan was non-interest bearing, unsecured and due at the earlier of May 31, 2025 or the closing of the Initial Public Offering. As of May 5, 2025, the Company had borrowed $250,000 under the Sponsor Promissory Note and was simultaneously paid with the closing of the Initial Public Offering. Borrowings under the Sponsor Promissory Note are no longer available.
Administrative Services Agreement
Commencing on May 1, 2025, the effective date of the registration statements for the Initial Public Offering, the Company entered into an agreement with the Sponsor to pay an aggregate of $10,000 per month for office space, utilities, and secretarial and administrative support. For the three and nine months ended September 30, 2025, the Company incurred $30,000 and $50,000, respectively, in fees for these services, respectively, of which such amount is included in accrued expenses in the accompanying balance sheet. As of September 30, 2025 and December 31, 2024, the Company had accrued $50,000 and $0 on the balance sheet, respectively.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes a Business Combination, the Company would repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. As of September 30, 2025 and December 31, 2024, no such Working Capital Loans were outstanding.

NOTE 6.   COMMITMENTS AND CONTINGENCIES
Risks and Uncertainties
The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyberattacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.
On July 4, 2025, the U.S. government enacted tax reform, commonly referred to as the One Big Beautiful Bill Act (“OBBB”). OBBB amends U.S. tax law, including provisions related to bonus depreciation, interest expense limitation, research and development, global intangible low-taxed income, foreign derived intangible income and base erosion and anti-abuse tax. The Company is still evaluating the impact of the OBBB, however, does not currently believe it will have a material impact on its effective tax rate in the current year.
Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial Business Combination and any target business with which the Company may ultimately consummate an initial Business Combination.
Registration Rights
The holders of the founder shares (and the Class A ordinary shares issuable upon conversion of the founder shares), Private Placement Warrants (and the Class A ordinary shares underlying such Private Placement Warrants), and private placement equivalent-warrants that may be issued upon conversion of the Working Capital Loans have registration rights to require the Company to register a sale of any of the Company’s securities held by them and any other securities of the Company acquired by them prior to the consummation of the initial Business Combination pursuant to a registration rights agreement signed on May 1, 2025, the effective date of the registration statements for the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. Notwithstanding anything to the contrary, Cantor may only make a demand on one occasion and only during the five-year period beginning from the commencement of sales in the Initial Public Offering. In addition, Cantor may participate in a “piggy-back” registration only during the seven-year period beginning from the commencement of sales in the Initial Public Offering. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriters a 45-day option from May 1, 2025, the effective date of the registration statements for the Initial Public Offering, to purchase up to an additional 3,600,000 Units to cover over-allotments, if any, at the Initial Public Offering price less underwriting discounts and commissions.

On May 2, 2025, the underwriters fully exercised their over-allotment option, closing on the 3,600,000 additional Units simultaneously with the Initial Public Offering.
The underwriters were entitled to a cash underwriting discount of $4,800,000, which was paid in cash to the underwriters at the closing of the Initial Public Offering.
Additionally, the underwriters are entitled to a deferred underwriting discount of 4.50% of the gross proceeds of the Initial Public Offering held in the Trust Account, other than the gross proceeds from Units sold pursuant to the underwriters’ over-allotment option, and 6.50% of the gross proceeds from Units sold pursuant to the underwriters’ over-allotment option, or $13,140,000 in the aggregate upon the completion of the Company’s initial Business Combination subject to the terms of the underwriting agreement.
Note 7.   SHAREHOLDERS’ DEFICIT
Preference Shares — The Company is authorized to issue a total of 1,000,000 preference shares at par value of $0.0001 each. At September 30, 2025 and December 31, 2024, there were no preference shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue a total of 200,000,000 Class A ordinary shares at par value of $0.0001 each. At September 30, 2025 and December 31, 2024, there were no shares of Class A ordinary shares issued or outstanding, excluding the 27,600,000 and 0 shares subject to possible redemption, respectively.
Class B Ordinary Shares — The Company is authorized to issue a total of 20,000,000 Class B ordinary shares at par value of $0.0001 each. On November 12, 2024, the Company issued an aggregate of 5,750,000 Class B ordinary shares to the Sponsor and DirectorCo for $25,000, or approximately $0.004 per share. On May 1, 2025, pursuant to a share recapitalization, the Company issued an additional 1,150,000 founder shares to the Sponsor (with DirectorCo waiving its entitlement to be issued additional founder shares in connection therewith and directing the Company to issue its allotment to the Sponsor), resulting in the Company’s initial shareholders holding an aggregate of 6,900,000 founder shares. On May 2, 2025, the underwriters exercised their over-allotment option in full, which was settled as part of the closing of the Initial Public Offering. As a result of the underwriters’ election to fully exercise their over-allotment option, 900,000 founder shares are no longer subject to forfeiture by the Sponsor.
The founder shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or any other equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to or in connection with the closing of the initial Business Combination, the ratio at which Class B ordinary shares convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of (i) the total number of all Class A ordinary shares outstanding upon the completion of the Initial Public Offering (including any Class A ordinary shares issued pursuant to the underwriters’ over-allotment option and excluding the Class A ordinary shares underlying the Private Placement Warrants), plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued, in connection with the closing of the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination and any private placement-equivalent warrants issued to the Sponsor or any of its affiliates or to the Company’s officers or directors upon conversion of Working Capital Loans) minus (iii) any redemptions of Class A ordinary shares by public shareholders in connection with an initial Business Combination; provided that such conversion of founder shares will never occur on a less than one-for-one basis.
Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in the Articles or as required by the Companies Act (Revised) of the Cayman Islands, as the same may be amended from time to time, or stock exchange rules, an ordinary resolution under Cayman Islands law and the Articles, which requires the affirmative vote of at least a majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company, is generally required to approve any matter voted on by the Company’s shareholders. Approval of certain actions requires a special resolution under Cayman Islands law, which (except as specified below) requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company, and pursuant to the Articles, such actions include amending the Articles and approving a statutory merger or consolidation with another company. There is no cumulative voting with respect to the appointment of directors, meaning, following the Company’s initial Business Combination, the holders of more than 50% of the ordinary shares voted for the appointment of directors can elect all of the directors. Prior to the consummation of the initial Business Combination, only holders of the Class B ordinary shares will (i) have the right to vote on the appointment and removal of directors and (ii) be entitled to vote on continuing the Company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents or to adopt new constitutional documents, in each case, as a result of approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). Holders of the Class A ordinary shares will not be entitled to vote on these matters during such time. These provisions of the Articles may only be amended if approved by a special resolution passed by the affirmative vote of at least 90% (or, where such amendment is proposed in respect of the consummation of the initial Business Combination, two-thirds) of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company.
NOTE 8.   FAIR VALUE MEASUREMENTS
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

The fair value of the public warrants is $3,132,600 or $0.227 per public warrant. The fair value of public warrants was determined using Monte Carlo Simulation Model. The public warrants have been classified within shareholders’ deficit and will not require remeasurement after issuance. The following table presents the quantitative information regarding market assumptions used in the valuation of the public warrants:
May 5, 2025
Volatility	5.7%
Risk free rate	3.79%
Market implied likelihood of completing a Business Combination	17.2%
Share price	$9.886
Weighted terms (Yrs)	2.86

The market implied likelihood of completing a Business Combination was determined by analyzing the quoted market prices of the rights for similar companies that included rights in their units. The criteria used was:
Criteria	Low	High
IPO proceeds ($M)	55	250
Warrant coverage	—	1
Rights coverage (per unit)	0.05	0.20
Remaining months to complete	9	22
NOTE 9.   SEGMENT INFORMATION
ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s CODM, or group, in deciding how to allocate resources and assess performance.
The Company’s CODM has been identified as the Chief Financial Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one reportable segment.
The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss. The measure of segment assets is reported on the balance sheet as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:
	September 30, 2025	December 31, 2024
Cash	$660,638	$—
Investments held in Trust Account	$280,669,717	$—
	For the Three Months Ended September 30, 2025	For the Nine Months Ended September 30, 2025
General and administrative costs	$137,346	$606,373
Interest earned on investments held in Trust Account	$2,901,973	$4,669,717
General and administrative costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a Business Combination or similar transaction within the Business Combination period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs are the significant segment expenses provided to the CODM on a regular basis.
NOTE 10.   SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date and through the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Cartesian Growth Corporation III
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Cartesian Growth Corporation III (the “Company”) as of December 31, 2024, the related statements of operations, shareholders’ deficit and cash flows for period from October 29, 2024 (inception) through December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from October 29, 2024 (inception) through December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph — Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ CBIZ CPAs P.C.
We have served as the Company’s auditor since 2025.
Houston, Texas
January 28, 2025

CARTESIAN GROWTH CORPORATION III
BALANCE SHEET
December 31, 2024
Assets:
Prepaid expenses – current asset	$3,202
Deferred offering costs	263,676
Total Assets	$266,878
Liabilities and Shareholders’ Deficit:
Accrued offering expenses	$242,872
Promissory note – related party	41,626
Total Current Liabilities	284,498
Commitments and Contingencies (Note 6)
Shareholders’ Deficit
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; none issued or outstanding	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 5,750,000 shares issued and outstanding(1)	575
Additional paid-in capital	24,425
Accumulated deficit	(42,620)
Total Shareholders’ Deficit	(17,620)
Total Liabilities and Shareholders’ Deficit	$266,878

(1)
Includes up to 750,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (Note 7).

The accompanying notes are an integral part of the financial statements.

CARTESIAN GROWTH CORPORATION III
STATEMENT OF OPERATIONS
For the period from October 29, 2024 (inception) through December 31, 2024
General and administrative costs	$42,620
Net loss	$(42,620)
Basic and diluted weighted average Class B ordinary shares outstanding(1)	5,000,000
Basic and diluted net loss per share	$(0.01)

(1)
Excludes up to 750,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (Note 7).

The accompanying notes are an integral part of the financial statements.

CARTESIAN GROWTH CORPORATION III
STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE PERIOD FROM OCTOBER 29, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024
	Class B Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Shareholders’ Deficit
	Shares	Amount
Balance as of October 29, 2024 (inception)	—	$—	$—	$—	$—
Class B ordinary shares issued to Sponsor(1)	5,750,000	575	24,425	—	25,000
Net loss	—	—	—	(42,620)	(42,620)
Balance as of December 31, 2024	5,750,000	$575	$24,425	$(42,620)	$(17,620)

(1)
Includes up to 750,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (Note 7).

The accompanying notes are an integral part of the financial statements.

CARTESIAN GROWTH CORPORATION III
STATEMENT OF CASH FLOWS
For the period from October 29, 2024 (inception) through December 31, 2024
Cash flows from operating activities:
Net loss	$(42,620)
Adjustments to reconcile net loss to net cash used in operating activities:
Payment of expenses through promissory note – related party	35,814
Formation costs paid through issuance of Class B ordinary shares	6,806
Net cash used in operating activities	—
Net change in cash	—
Cash, beginning of the period	—
Cash, end of the period	$—
Supplemental disclosure of cash flow information:
Deferred offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$12,790
Deferred costs included in accrued offering costs	$242,872
Deferred offering costs paid through promissory note – related party	$5,812
Deferred offering costs applied to prepaid expense	$2,202
The accompanying notes are an integral part of the financial statements.

CARTESIAN GROWTH CORPORATION III
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024
Note 1 — Organization and Business Operations
Cartesian Growth Corporation III (the “Company”) is a blank check company incorporated as a Cayman Islands exempted corporation on October 29, 2024. The Company was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”). The Company has not selected any specific Business Combination target, and the Company has not, nor has anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any Business Combination target with respect to an initial Business Combination with the Company.
As of December 31, 2024, the Company has not commenced any operations. All activity for the period from October 29, 2024 (inception) through December 31, 2024 relates to the Company’s formation and the Proposed Public Offering (as defined below). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Proposed Public Offering. The Company has selected December 31 as its fiscal year end.
The Company’s Sponsor is CGC III Sponsor LLC (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed public offering of 20,000,000 units at $10.00 per unit (the “Units”) (or 23,000,000 Units if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3 (the “Proposed Public Offering”), and the sale of an aggregate of 6,000,000 warrants (the “Private Placement Warrants”) to the Sponsor and Cantor Fitzgerald & Co. (“Cantor”), the representative of the underwriters of the Proposed Public Offering, at a price of $1.00 per Private Placement Warrant, or $6,000,000 in the aggregate, in a private placement that will close simultaneously with the Proposed Public Offering. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant. Of those 6,000,000 Private Placement Warrants, the Sponsor has agreed to purchase 4,000,000 Private Placement Warrants and Cantor has agreed to purchase 2,000,000 Private Placement Warrants. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the Private Placement Warrants, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination (less deferred underwriting commissions).
The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net balance in the Trust Account (as defined below) (excluding the amount of deferred underwriting discounts held and taxes payable on the income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.
Upon the closing of the Proposed Public Offering, management has agreed that an aggregate of $10.00 per Unit sold in the Proposed Public Offering will be held in a trust account (the “Trust Account”) and initially be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended Business Combination. To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that the Company holds investments in the Trust Account, the Company may, at any time (based on the management team’s ongoing assessment of all factors related to the Company’s potential status under the Investment Company Act), instruct the trustee

CARTESIAN GROWTH CORPORATION III
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024
to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest bearing demand deposit account at a bank. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the proceeds from the Proposed Public Offering and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination within 24 months from the closing of the Proposed Public Offering, or by such earlier date as the Company’s board of directors may approve, or such other time period in which the Company must complete an initial Business Combination pursuant to an amendment to the Company’s amended and restated memorandum and articles of association (the “Articles”) approved by the Company’s shareholders (the “Completion Window”), subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a shareholder vote to amend the Articles to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.
The Company will provide the Company’s public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the initial Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account (less taxes payable, but without deduction for any excise or similar tax that may be due or payable), divided by the number of then-outstanding public shares. The amount in the Trust Account is initially anticipated to be $10.00 per public share.
The ordinary shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”
The Company will have only the duration of the Completion Window to complete the initial Business Combination. However, if the Company is unable to complete its initial Business Combination within the Completion Window, the Company will as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable, but without deduction for any excise or similar tax that may be due or payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will constitute full and complete payment for the public shares and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to the Company’s obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law.
The Sponsor, CGC III Sponsor DirectorCo LLC (“DirectorCo”), and the Company’s officers and directors have entered into letter agreements with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the

CARTESIAN GROWTH CORPORATION III
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024
Articles; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the Trust Account; and (iv) vote any founder shares held by them and any public shares purchased during or after the Proposed Public Offering (including in open market and privately negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the Business Combination) in favor of the initial Business Combination.
The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company (except for the Company’s independent registered public accounting firm), or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable (but without deduction for any excise or similar tax that may be due or payable), provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations.
Going Concern Consideration
At December 31, 2024, the Company had a working capital deficit of $281,296 (excluding deferred offering costs). Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. The Company lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the date of the issuance of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
Management plans to address this uncertainty through the Proposed Public Offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital will be successful. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company has access to funds from the Sponsor, and the Sponsor has the financial ability to provide such funds, that are sufficient to fund the working capital needs of the Company until the earlier of the consummation of the Proposed Public Offering and one year from the date of issuance of these financial statements. On October 29, 2024, the Company issued a promissory note to the Sponsor under which the Company may borrow up to an aggregate amount of $250,000, to be used, in part, for transaction costs incurred in connection with the Proposed Public Offering.
Note 2 — Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

CARTESIAN GROWTH CORPORATION III
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.
Deferred Offering Costs
The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering.” Deferred offering costs consist principally of professional and registration fees that are related to the Proposed Public Offering. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Proposed Public Offering proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating Proposed Public Offering proceeds first to assigned value of the warrants and then to the Class A ordinary shares. Offering costs allocated to the Class A ordinary shares will be charged to temporary equity and offering costs allocated to the public warrants and Private Placement Warrants will be charged to shareholder’s equity as public warrants and Private Placement Warrants after management’s evaluation will be accounted for under equity treatment. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets, primarily due to its short-term nature.

CARTESIAN GROWTH CORPORATION III
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024
Net Loss per Ordinary Share
Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 750,000 ordinary shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Note 7). At December 31, 2024, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for the periods presented.
Income Taxes
The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2024, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.
Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheets as current or non-current based on whether or not net cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The underwriters’ over-allotment option is deemed to be a freestanding financial instrument indexed on the contingently redeemable shares and will be accounted for as a liability pursuant to ASC 480 if not fully exercised at the time of the Proposed Public Offering.
Warrant Instruments
The Company will account for the public warrants and Private Placement Warrants to be issued in connection with the Proposed Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and will classify the warrant instruments under equity treatment at their assigned values. There are no public warrants or Private Placement Warrants currently outstanding as of December 31, 2024.

CARTESIAN GROWTH CORPORATION III
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.
Note 3 — Proposed Public Offering
In the Proposed Public Offering, the Company will offer for sale up to 20,000,000 Units (or 23,000,000 Units if the underwriters’ over-allotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant. Each whole warrant will entitle the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. Each warrant will become exercisable 30 days after the completion of the initial Business Combination and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation.
Warrants — No warrants are currently outstanding. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed herein. The warrants cannot be exercised until 30 days after the completion of the initial Business Combination, and will expire at 5:00 p.m., New York City time, five years after the completion of the initial Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current. No warrant will be exercisable and the Company will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a Unit containing such warrant will have paid the full purchase price for the Unit solely for the Class A ordinary share underlying such Unit.
Under the terms of the warrant agreement, the Company has agreed that, as soon as practicable, but in no event later than 20 business days after the closing of its initial Business Combination, it will use commercially reasonable efforts to file with the SEC a post-effective amendment to the registration statement for the Proposed Public Offering or a new registration statement covering the registration under the Securities Act of the Class A ordinary shares issuable upon exercise of the warrants and thereafter will use its commercially reasonable efforts to cause the same to become effective within 60 business days following the Company’s initial Business Combination and to maintain a current prospectus relating to the Class A ordinary shares issuable upon exercise of the warrants until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

CARTESIAN GROWTH CORPORATION III
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024
If the holders exercise their public warrants on a cashless basis, they would pay the warrant exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” of the Class A ordinary shares over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average closing price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable.
Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $18.00:   The Company may redeem the outstanding warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and

•
if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period commencing at least 30 days after completion of the Company’s initial Business Combination and ending three business days before the Company sends the notice of redemption to the warrant holders.

Additionally, if the number of outstanding Class A ordinary shares is increased by a share capitalization payable in Class A ordinary shares, or by a subdivision of ordinary shares or other similar event, then, on the effective date of such share capitalization, subdivision or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the fair market value will be deemed a share capitalization of a number of Class A ordinary shares equal to the product of (i) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) and (ii) the quotient of (x) the price per Class A ordinary share paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
Note 4 — Private Placement
The Sponsor and Cantor have committed to purchase an aggregate of 6,000,000 Private Placement Warrants, each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per Private Placement Warrant, or $6,000,000 in the aggregate, in a private placement that will close simultaneously with the Proposed Public Offering. Of those 6,000,000 Private Placement Warrants, the Sponsor has agreed to purchase 4,000,000 Private Placement Warrants and Cantor has agreed to purchase 2,000,000 Private Placement Warrants. Each Private Placement Warrant entitles the registered holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment.
The Private Placement Warrants will be identical to the public warrants sold in the Proposed Public Offering except that, so long as they are held by the Sponsor, Cantor, or their permitted transferees, the

CARTESIAN GROWTH CORPORATION III
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024
Private Placement Warrants (i) may not (including the Class A ordinary shares issuable upon exercise of these Private Placement Warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial Business Combination, (ii) will be entitled to registration rights and (iii) with respect to Private Placement Warrants held by Cantor and/or its designees, will not be exercisable more than five years from the commencement of sales in this offering in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5110(g)(8).
The Sponsor, DirectorCo, and the Company’s officers and directors have entered into letter agreements with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the Articles (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the public shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the Trust Account; and (iv) vote any founder shares held by them and any public shares purchased during or after the Proposed Public Offering (including in open market and privately negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the Business Combination) in favor of the initial Business Combination.
Note 5 — Related Party Transactions
Founder Shares
On November 12, 2024, the Sponsor and DirectorCo made a capital contribution of an aggregate of $25,000, or approximately $0.004 per share, to cover certain of the Company’s expenses, for which the Company issued an aggregate of 5,750,000 founder shares to the Sponsor and DirectorCo. Up to 750,000 of the founder shares may be surrendered by the Sponsor for no consideration depending on the extent to which the underwriters’ over-allotment option is exercised.
The Company’s initial shareholders have agreed not to transfer, assign or sell any of their founder shares and any Class A ordinary shares issued upon conversion thereof until the earlier to occur of (i) one year after the completion of the initial Business Combination or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Company’s initial shareholders with respect to any founder shares (the “Lock-up”). Notwithstanding the foregoing, if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the founder shares will be released from the Lock-up.
Promissory Note — Related Party
The Sponsor has agreed to loan the Company an aggregate of up to $250,000 to be used for a portion of the expenses of the Proposed Public Offering. The loan is non-interest bearing, unsecured and due at the earlier of March 31, 2025 or the closing of the Proposed Public Offering. As of December 31, 2024, the Company had borrowed $41,626 under the promissory note.

CARTESIAN GROWTH CORPORATION III
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024
Administrative Services Agreement
Commencing on the effective date of the Proposed Public Offering, the Company will enter into an agreement with the Sponsor to pay an aggregate of $10,000 per month for office space, utilities, and secretarial and administrative support.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. As of December 31, 2024, no such Working Capital Loans were outstanding.
Note 6 — Commitments and Contingencies
Risks and Uncertainties
The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyberattacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.
Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial Business Combination and any target business with which the Company may ultimately consummate an initial Business Combination.
Registration Rights
The holders of the founder shares (and the Class A ordinary shares issuable upon conversion of the founder shares), Private Placement Warrants (and the Class A ordinary shares underlying such Private Placement Warrants), and private placement equivalent-warrants that may be issued upon conversion of the Working Capital Loans will have registration rights to require the Company to register a sale of any of the

CARTESIAN GROWTH CORPORATION III
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024
Company’s securities held by them and any other securities of the Company acquired by them prior to the consummation of the initial Business Combination pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. Notwithstanding anything to the contrary, Cantor may only make a demand on one occasion and only during the five-year period beginning from the commencement of sales in the Proposed Public Offering. In addition, Cantor may participate in a “piggy-back” registration only during the seven-year period beginning from the commencement of sales in the Proposed Public Offering. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriters’ Agreement
The underwriters have a 45-day option from the date of the Proposed Public Offering to purchase up to an additional 3,000,000 Units to cover over-allotments, if any.
The underwriters will be entitled to a cash underwriting discount of $4,000,000 (2.0% of the gross proceeds of the Units offered in the Proposed Public Offering, excluding any proceeds from Units sold pursuant to the underwriters’ over-allotment option). Additionally, the underwriters will be entitled to a deferred underwriting discount of 4.50% of the gross proceeds of the Proposed Public Offering held in the Trust Account, other than the gross proceeds from Units sold pursuant to the underwriters’ over-allotment option, and 6.50% of the gross proceeds from Units sold pursuant to the underwriters’ over-allotment option, or $9,000,000 in the aggregate (or up to $10,950,000 in the aggregate if the underwriters’ over-allotment option is exercised in full) upon the completion of the Company’s initial Business Combination subject to the terms of the underwriting agreement.
Note 7 — Shareholders’ Deficit
Preference Shares — The Company is authorized to issue a total of 1,000,000 preference shares at par value of $0.0001 each. At December 31, 2024, there were no preference shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue a total of 200,000,000 Class A ordinary shares at par value of $0.0001 each. At December 31, 2024, there were no shares of Class A ordinary shares issued or outstanding.
Class B Ordinary Shares — The Company is authorized to issue a total of 20,000,000 Class B ordinary shares at par value of $0.0001 each. On November 12, 2024, the Company issued an aggregate of 5,750,000 Class B ordinary shares to the Sponsor and DirectorCo for $25,000, or approximately $0.004 per share. The founder shares include an aggregate of up to 750,000 shares subject to forfeiture by the Sponsor if the over-allotment option is not exercised by the underwriters in full.
The founder shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or any other equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Proposed Public Offering and related to or in connection with the closing of the initial Business Combination, the ratio at which Class B ordinary shares convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of (i) the total number of all Class A ordinary shares outstanding upon the completion of the Proposed Public Offering (including any Class A ordinary shares issued pursuant to the

CARTESIAN GROWTH CORPORATION III
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024
underwriters’ over-allotment option and excluding the Class A ordinary shares underlying the Private Placement Warrants), plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued, in connection with the closing of the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination and any private placement-equivalent warrants issued to the Sponsor or any of its affiliates or to the Company’s officers or directors upon conversion of Working Capital Loans) minus (iii) any redemptions of Class A ordinary shares by public shareholders in connection with an initial Business Combination; provided that such conversion of founder shares will never occur on a less than one-for-one basis.
Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in the Articles or as required by the Companies Act (Revised) of the Cayman Islands, as the same may be amended from time to time, or stock exchange rules, an ordinary resolution under Cayman Islands law and the Articles, which requires the affirmative vote of at least a majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company, is generally required to approve any matter voted on by the Company’s shareholders. Approval of certain actions requires a special resolution under Cayman Islands law, which (except as specified below) requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company, and pursuant to the Articles, such actions include amending the Articles and approving a statutory merger or consolidation with another company. There is no cumulative voting with respect to the appointment of directors, meaning, following the Company’s initial Business Combination, the holders of more than 50% of the ordinary shares voted for the appointment of directors can elect all of the directors. Prior to the consummation of the initial Business Combination, only holders of the Class B ordinary shares will (i) have the right to vote on the appointment and removal of directors and (ii) be entitled to vote on continuing the Company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents or to adopt new constitutional documents, in each case, as a result of approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). Holders of the Class A ordinary shares will not be entitled to vote on these matters during such time. These provisions of the Articles may only be amended if approved by a special resolution passed by the affirmative vote of at least 90% (or, where such amendment is proposed in respect of the consummation of the initial Business Combination, two-thirds) of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company.
Note 8 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date and through the date that the financial statements are available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Factorial Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Factorial Inc. and its subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Substantial Doubt About the Company’s Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has an accumulated deficit of $181,731 at December 31, 2024, incurred a net loss of $54,344 and used $37,210 of cash in its operations for the year ended December 31, 2024, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ RSM US LLP
We have served as the Company’s auditor since 2025.
Boston, Massachusetts
January 30, 2026

Factorial Inc.
Consolidated Balance Sheet
(In thousands, except share and per share data)
As of December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$48,252
Receivables under collaboration agreements (includes $581 as related party)	589
Prepaid expenses and other current assets	797
Total current assets	49,638
Restricted cash	3,169
Property and equipment, net	47,690
Operating lease right-of-use assets, net	8,769
Finance lease right-of-use assets, net	6,767
TOTAL ASSETS	$116,033
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK & STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$472
Accrued expenses	2,023
Operating lease liabilities, current portion	1,211
Financing lease liabilities, current portion	713
Total current liabilities	4,419
Operating lease liabilities, net of current portion	8,537
Financing lease liabilities, net of current portion	8,773
Warrant liability for Series B-1 and Series D redeemable convertible preferred stock	1,148
Total liabilities	22,877
Commitments and contingencies (Note 6)
Redeemable convertible preferred stock (Note 7):
Series A-1 redeemable convertible preferred stock, $0.0001 par value; 1,234,568 shares authorized; 1,234,568 shares issued and outstanding as of December 31, 2024. Liquidation preference of $3,000 as of December 31, 2024.	327
Series A-2 redeemable convertible preferred stock, $0.0001 par value; 2,362,204 shares authorized; 2,362,204 shares issued and outstanding as of December 31, 2024. Liquidation preference of $6,000 as of December 31, 2024.	655
Series B-1 redeemable convertible preferred stock, $0.0001 par value; 2,738,469 shares authorized; 2,718,539 shares issued and outstanding as of December 31, 2024. Liquidation preference of $22,166 as of December 31, 2024.	2,169
Series C-1 redeemable convertible preferred stock, $0.0001 par value; 3,570,724 shares authorized; 3,570,724 shares issued and outstanding as of December 31, 2024. Liquidation preference of $28,423 as of December 31, 2024.	28,303
Series C-2 redeemable convertible preferred stock, $0.0001 par value; 2,513,698 shares authorized; 2,513,698 shares issued and outstanding as of December 31, 2024. Liquidation preference of $26,857 as of December 31, 2024.	26,013
See accompanying notes to consolidated financial statements.

Factorial Inc.
Consolidated Balance Sheet (continued)
(In thousands, except share and per share data)
As of December 31, 2024
Series D redeemable convertible preferred stock, $0.0001 par value; 7,625,734 shares authorized; 5,950,204 shares issued and outstanding as of December 31, 2024. Liquidation preference of $202,385 as of December 31, 2024.	192,185
Total redeemable convertible preferred stock	249,652
Stockholders’ deficit:
Common stock, $0.0001 par value; 32,000,000 shares authorized, 5,016,051 shares issued and outstanding as of December 31, 2024	—
Additional paid-in capital	25,193
Accumulated deficit	(181,731)
Accumulated other comprehensive income	76
Treasury stock, at cost; 108,466 shares as of December 31, 2024	(34)
Total stockholders’ deficit	(156,496)
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK & STOCKHOLDERS’ DEFICIT	$116,033

See accompanying notes to consolidated financial statements.

Factorial Inc.
Consolidated Statement of Operations
(In thousands, except share and per share data)
Year Ended December 31, 2024
Operating expenses:
Research and development, net (includes $3,389 of related party research and development reimbursement)	$(31,809)
Selling, general and administrative (includes $2,820 of related party expenses)	(24,711)
Loss from operations	(56,520)
Other income (expense), net:
Change in fair value of warrant liability	488
Other income (expense), net	1,688
Total other income (expense), net	2,176
Loss before provision for income taxes	(54,344)
Provision for income taxes	—
Net loss	$(54,344)
Net loss attributable to common stockholders – basic and diluted (Note 12)	$(54,344)
Net loss per share attributable to common stockholders – basic and diluted (Note 12)	$(10.85)
Weighted-average common stock outstanding – basic and diluted (Note 12)	5,009,250
See accompanying notes to consolidated financial statements.

Factorial Inc.
Consolidated Statement of Comprehensive Loss
(In thousands, except share and per share data)
Year Ended December 31, 2024
Net loss	$(54,344)
Other comprehensive loss, net of tax
Foreign currency translation adjustments and other	(37)
Other comprehensive loss, net of tax	(37)
Comprehensive loss	$(54,381)
Comprehensive loss attributable to stockholders	$(54,381)
See accompanying notes to consolidated financial statements.

Factorial Inc.
Consolidated Statement of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(In thousands, except share data)
	REDEEMABLE CONVERTIBLE PREFERRED STOCK $0.0001 PAR VALUE		COMMON STOCK $0.0001 PAR VALUE		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK AT COST	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT
BALANCE, December 31, 2023	18,349,937	$249,652	5,006,697	$—	$16,055	$(127,387)	$113	$(34)	$(111,253)
Issuance from stock option exercises	—	—	9,354	—	13	—	—	—	13
Stock based compensation	—	—	—	—	9,125	—	—	—	9,125
Foreign currency translation adjustments	—	—	—	—	—		(37)		(37)
Net loss	—	—	—	—	—	(54,344)	—	—	(54,344)
BALANCE, December 31, 2024	18,349,937	$249,652	5,016,051	$—	$25,193	$(181,731)	$76	$(34)	$(156,496)
See accompanying notes to consolidated financial statements.

Factorial Inc.
Consolidated Statement of Cash Flows
(In thousands, except share and per share data)
Year Ended December 31, 2024
Cash flows from operating activities:
Net loss	$(54,344)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,131
Non-cash lease expenses and amortization	1,248
Stock-based compensation	9,125
Change in fair value of warrant liability	(488)
Loss on disposal of property and equipment	100
Unrealized foreign exchange loss	880
Non-cash interest	209
Changes in operating assets and liabilities:
Receivables under collaboration agreements	306
Prepaid expenses and other current assets	150
Accounts payable	(1,626)
Accrued expenses	(688)
Operating lease liabilities	(1,213)
Net cash used in operating activities	(37,210)
Cash flows from investing activities:
Property and equipment expenditures	(1,023)
Advances on property and equipment	(960)
Proceeds from disposal of property and equipment	106
Net cash used in investing activities	(1,877)
Cash flows from financing activities:
Proceeds from stock option exercises	13
Principal paid on finance lease liability	(829)
Net cash used in financing activities	(816)
Effects of exchange rate change on cash, cash equivalents and restricted cash	(215)
Net change in cash, cash equivalents and restricted cash	(40,118)
Beginning cash, cash equivalents and restricted cash	91,539
Ending cash, cash equivalents and restricted cash	$51,421
Supplemental disclosures:
Cash paid during the year for:
Interest	$563
Non-cash investing and financing activities:
Purchases of property and equipment included in accounts payable and accrued expenses	$608
The following table presents the Company’s cash, cash equivalents and restricted cash by category in the Company’s Consolidated Balance Sheet:
Cash and cash equivalents	$48,252
Restricted cash	3,169
Total cash, cash equivalents and restricted cash	$51,421
See accompanying notes to consolidated financial statements.

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
Note 1 — The Company
Nature of Operations
Factorial Inc. (“Factorial”, the “Company”, or “we”) is a developer and manufacturer of advanced battery energy storage technologies and solid-state battery (“SSB”) technology. The technologies developed are expected to create a more sustainable future with high-performance batteries for electric vehicles, homes, and critical applications. As of December 31, 2024, the Company had four wholly owned subsidiaries: Factorial Security Corporation, which was formed under the laws of the Commonwealth of Massachusetts in December 2021 as a Massachusetts security corporation; Factorial Korea Ltd., which was formed in Korea in April 2022; Factorial Germany GmbH, which was formed in Germany in April 2022; and Factorial Japan KK, which was formed in Japan in July 2022. Factorial Korea Ltd. is a manufacturing facility, while Factorial Germany GmbH and Factorial Japan KK are sales offices. As of December 31, 2024, the Company has not derived revenue from its principal business activities.
Risks and Uncertainties
Since its inception, the Company has devoted its efforts principally to research and development activities. The Company is subject to risks and uncertainties common to pre-revenue companies in the clean energy industry, including, but not limited to, the successful development, commercialization and marketing of products, fluctuations in operating results and financial risks, fluctuations in foreign exchange, protection of proprietary knowledge and patent risks, supply chain risks, dependence on key personnel, competition, technological risks, vulnerability to cyber-attacks, customer demand, compliance with governmental regulations and management of organizational and expense growth. Current and future technology programs will require significant research and development efforts, including testing of our constituent materials and designed parts, manufacturing process development and investment in additional plant and equipment for product development, and building prototypes and testing of our battery cells, prior to commercialization of our products. Even if proved commercially viable, we must engage original equipment manufacturers (“OEMs”) to develop products incorporating our SSB technologies and manufactured battery components. Additional discussion of our efforts to engage interested parties in evaluating our future products is provided under the Collaboration Arrangements heading of Note 2 — Summary of Significant Accounting Policies. These efforts will require significant amounts of additional capital and adequate personnel and infrastructure. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.
As of December 31, 2024, the Company had approximately $48,252 of cash, cash equivalents and $3,169 in restricted cash. The Company has a relatively limited operating history, and the revenue and income potential of the Company’s business and market are unproven. The Company has experienced net losses and negative cash flows from operations since its inception and, as of December 31, 2024, the Company had an accumulated deficit of $181,731. During the year ended December 31, 2024, the Company incurred a net loss of $54,344 and had negative cash flows from operations of $37,210. The Company expects it will continue to incur significant costs including research and development expenses related to its ongoing operations until it successfully develops a commercial product and achieves revenues adequately to support the Company’s operations.
From inception to December 31, 2024, the Company has funded its operations primarily with proceeds from the sale of convertible preferred stock and common stock, as well as through funding from its joint development agreements (“JDAs”). Based on its current operating plan, the Company estimates that its cash and cash equivalents as of the issuance of these financial statements will be sufficient to fund its operating expenses and capital expenditure requirements into the fourth quarter of 2026. The Company has based this estimate on assumptions that may prove to be wrong and could deplete its liquid resources sooner than it currently expects. The Company’s liquid resources may not be sufficient to fund operations through at least

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
the next twelve months from the date that these consolidated financial statements as of December 31, 2024 are issued based on its expected cash needs, which raises substantial doubt about the Company’s ability to continue as a going concern.
As the Company continues to pursue its business plan, it expects to finance its operations through a business combination with Cartesian Growth Corporation III, a special purpose acquisition company (SPAC), which was agreed to on December 17, 2025. The business combination also includes $100,000 in new liquidity committed by institutional investors in a private placement of common stock. However, there can be no assurance that the business combination will successfully close. If events or circumstances occur such that the Company does not obtain additional funding or complete the business combination, it may be necessary to significantly reduce its scope of operations to reduce the current rate of spending through actions such as reductions in staff and the need to delay, limit, reduce research and development or future commercialization efforts.
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates continuing of operations along with the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. Management’s plans identified above do not mitigate the conclusion that there is a substantial doubt about the Company’s ability to continue as a going concern.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements and notes to the consolidated financial statements have been prepared in accordance with accounting standards generally accepted in the United States of America (“U.S. GAAP”) as organized in the Accounting Standards Codification (“ASC”) administrated by the Financial Accounting Standards Board (“FASB”).
The accompanying consolidated financial statements include the accounts of the Company and its four wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements in accordance with the provisions under ASC Topic 810 Consolidation.
Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the amounts of expenses during the reporting period. On an ongoing basis, the Company’s management evaluates its estimates, judgments, and methodologies. Significant estimates and assumptions in the consolidated financial statements include those related to warrant liabilities and stock-based compensation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ materially from these estimates under different assumptions or conditions. Changes in estimates are reflected in reported results in the period in which they become known.
Foreign Currency
The Company measures items included in the consolidated financial statements of each of its entities using the currency of the primary economic environment in which the entity operates. The Company presents these consolidated financial statements in USD.

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
The Company translates foreign currency transactions into the functional currency using the exchange rates prevailing at the dates of the transactions. The Company recognizes foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates within other income (expense), net, in the consolidated statement of operations. For the year ended December 31, 2024, the Company had $866 in foreign exchange unrealized loss, net, recorded in other income (expense).
For presentation purposes, the Company translates all assets and liabilities denominated in foreign currencies into USD using exchange rates in effect as of the date of the balance sheet date. The Company translates expense transactions at the monthly average exchange rates, and the Company translates certain specific equity transactions at the exchange rate in effect at the time of the transaction. The Company recognizes all resulting exchange differences within currency translation adjustment in the consolidated statement comprehensive loss and as a separate component of stockholders’ equity.
Cash, Cash Equivalents and Restricted Cash
The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash in bank deposit and money market accounts (refer to Note 3) which, at times, may exceed the federal insurance limit. Restricted cash are restricted deposits and are pledged in favor of the bank as security for guaranties issued by the bank to the landlords of the Company’s leased office spaces.
Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the consolidated statement of operations as gain or loss on disposal of property and equipment. Major replacements and improvements are capitalized, while general repairs and maintenance are charged to expense as incurred. Costs for capital assets not yet placed in service have been capitalized as construction in progress or advances to fixed asset vendors and are depreciated in accordance with the below guidelines once placed into service.
Long-lived assets, such as property and equipment, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable in accordance with ASC Topic 360, “Property, Plant, and Equipment.” Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cashflow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed before the end of its estimated useful life.
Recoverability of assets is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset. The estimated fair value is determined using a discounted cash flow analysis. Any impairment in value is recognized as an expense in the period when the impairment occurs. The Company did not recognize any impairment charges associated with long-lived assets for the year ended December 31, 2024.

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
Depreciation is computed using the straight-line method over the following estimated useful lives:
Assets	Years
Leasehold improvements	Lesser of lease term or useful life
Machinery and equipment	7 – 10
Furniture and fixtures	5
Computer and software	3
Buildings	20
Building Fixtures	7
Collaboration Arrangements
The Company enters into collaborative arrangements with various parties individually through joint development agreements (“JDAs”) to evaluate and test its technology. The agreements are executed in anticipation of entering into either a purchasing agreement for the Company’s sellable products or jointly developing a commercialized product, neither of which has occurred as of December 31, 2024. As part of the JDAs, the counterparty may either reimburse the Company for certain costs incurred through a fixed fee payment or per unit payment or share certain costs with the Company. Regardless of the payment arrangement, the Company does not fully recuperate the costs incurred in connection with its obligations under the JDAs.
The Company assesses each collaborative arrangement to determine whether it is in scope for ASC Topic 808, Collaborative Arrangements (“ASC 808”). In making the determination, the Company considers whether the arrangement involves joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards that are dependent on the commercial success of such activities. All of the JDAs entered into by the Company have been concluded to be arrangements within the scope of ASC 808. As a result, payments received from the counterparties have been netted against the research and development expenses incurred by the Company.
In 2021, the Company entered into JDAs with Hyundai Motor Company (“HMC”), Mercedes-Benz and FCA Italy. For the year ended December 31, 2024, the amounts received from third parties under JDAs were approximately $3,389, and were recorded within research and development, net in the consolidated statement of operations.
Research and Development
Research and development costs are expensed as incurred. Research and development costs consist of expenses incurred in performing research and development activities, including salaries and benefits, materials and supplies, stock-based compensation expense, contract services, depreciation of fixed assets used to conduct research and development activities, and other outside expenses. Costs for external development activities are recognized based on an evaluation of the progress to completion of specific tasks using information provided to the Company by its vendors. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected on the consolidated balance sheets as prepaid expenses, other current assets, or accrued expenses, and in the consolidated statements of operations as research and development.
Contingencies
The Company records accruals for contingencies when a loss is probable, and the amount of the loss can be reasonably estimated.

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
Leases
The Company is accounting for leases in accordance with ASC Topic 842, Leases (“ASC 842”), which requires lessees to recognize lease liabilities and right-of-use (“ROU”) assets on the balance sheet for leases with lease terms of more than twelve months. The Company determines whether an arrangement contains a lease at contract inception based on whether the arrangement involves the use of a physically distinct identified asset and whether the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period as well as the right to direct the use of the asset.
ROU lease assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments. Both the ROU lease asset and liability are recognized at the lease commencement date based on the present value of the lease payments over the lease term. The Company’s leases do not provide an implicit borrowing rate that can readily be determined. Therefore, the Company applies a discount rate based on the incremental borrowing rate, which is determined using other information available as of the lease commencement date. Lease liabilities are increased by interest and reduced by payments each period, and the ROU asset is amortized over the lease term. An operating lease ROU asset is initially recognized as equal to the lease liability adjusted for any lease prepayments and initial direct costs. For operating leases, interest on the lease liability and the amortization of the ROU asset result in a straight-line expense over the lease term. For finance leases, interest on the lease liability and the amortization of the ROU asset results in front-loaded expense over the lease term.
The lease term of the Company’s leases reflected in these consolidated financial statements may include an option to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. Lease expense for minimum lease payments is recognized on a straight-line basis over the term of the lease. The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component. Some of the Company’s leases contain variable lease payments, which are expensed as incurred. The Company has elected not to recognize ROU assets and lease liabilities for leases that have a term of twelve months or less. The effect of short-term leases on our ROU assets and lease liabilities was not material for the year ended December 31, 2024. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
Stock-Based Compensation
The Company measures and recognizes compensation expense for all stock-based awards made to employees, directors, and non-employees, including stock options, restricted share units and restricted shares, based on estimated fair values recognized over the requisite service period. For stock-based awards subject to performance conditions, stock-based compensation expense is not recognized until the performance conditions become probable of occurring. Refer below for more details regarding the Company’s policies regarding stock-based awards subject to performance conditions.
The fair values of stock options and restricted stock awards granted with only service conditions or performance and service conditions are estimated on the grant date using the Black-Scholes option pricing model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation, including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of the Company’s common stock, and an assumed risk-free interest rate. The Company accounts for forfeitures when they occur. For the year-ended December 31, 2024, no performance conditions have been determined to be probable of achievement and therefore, no stock-based compensation expense has been recorded related to stock options with performance conditions.
The fair values of restricted stock units granted with performance (e.g. business milestone) and market conditions (e.g. stock price target) are estimated at the grant date using a Monte Carlo simulation model. The model determined the grant date fair value of each vesting tranche and the future date when the market

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
condition for such tranche is expected to be achieved. The Monte Carlo valuation requires the Company to make assumptions and judgements about the variables used in the calculation including the expected term, volatility of the Company’s common stock, an assumed risk-free interest rate, and cost of equity.
For performance-based awards with a vesting schedule based entirely on the attainment of both performance and market conditions, each reporting period the Company assesses whether it is probable that it will achieve each performance condition that has not previously been achieved or deemed probable of achievement and if so, the future time when the Company expects to achieve that business milestone, or its “expected business milestone achievement time.” When the Company first determines that a business milestone has become probable of being achieved, the Company allocates the entire expense for the related tranche over the number of reporting periods between the grant date and the then-applicable “expected vesting date.” The “expected vesting date” at any given time is generally the later of (i) the expected time when the performance condition will be achieved (if the related performance condition has not yet been achieved) and (ii) the expected time when the market condition will be achieved (if the related market condition has not yet been achieved). The Company immediately recognizes a cumulative catch-up expense for all accumulated expense for the reporting period from the grant date through the reporting period in which the performance condition was first deemed probable of being achieved. The Company accounts for forfeitures when they occur. For the year-ended December 31, 2024, no performance conditions have been determined to be probable of achievement and therefore, no stock-based compensation expense has been recorded related to restricted stock units with both performance and market conditions.
Refer to Note 10: Stock Based Compensation for further information.
Redeemable Convertible Preferred Stock
The Company assessed the provisions of the shares of redeemable convertible preferred stock including redemption rights, dividends and voting rights to determine the appropriate classification of these instruments. The Company determined that the shares of redeemable convertible preferred stock are appropriately classified as mezzanine equity because they are contingently redeemable into cash upon the occurrence of an event not solely within the Company’s control.
Concentrations of Credit Risk and Off-Balance Sheet Arrangements
Financial instruments that potentially expose the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains its cash and cash equivalents in accredited financial institutions of high credit standing. Deposits in certain accounts may exceed federally insured limits; however, the Company has not experienced any losses in such accounts.
The Company has no off-balance sheet arrangements. For the year ended December 31, 2024, the Company had no revenue.
Net Loss Per Share
The Company computes net loss per share in accordance with ASC Topic 260, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding for the period. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss by the weighted-average number of common shares and common share equivalents of potentially dilutive securities outstanding for the period. Potentially dilutive securities include redeemable convertible preferred stock, warrants, and restricted stock units and common stock options. Basic net loss per share was the same as diluted net loss per share for all periods presented since the effects of potentially dilutive securities are anti-dilutive.

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
Income Taxes
We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the consolidated financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. A valuation allowance is recorded when it is deemed more likely than not that some portion or all of a deferred tax asset will not be realized.
We record uncertain tax positions in accordance with ASC 740, Income Taxes (“ASC 740”) if it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and meet the more-likely-than-not recognition threshold. The positions are measured based on the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.
We recognize interest and penalties related to unrecognized tax benefits in the income tax provision in the accompanying consolidated statement of operations. As of December 31, 2024, there are no accrued interest or penalties recorded on the consolidated balance sheet.
Recently Adopted Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. After completion of the business combination described in Note 15, the Company expects it will be is considered to be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “Jobs Act”). The Jobs Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to avail itself of this extended transition period and, as a result, the Company will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which improves segment disclosure requirements, primarily through enhanced disclosure requirements for significant segment expenses. The improved disclosure requirements apply to all public entities that are required to report segment information, including those with only one reportable segment. The Company adopted the guidance effective January 1, 2024. The Company has included the additional required disclosures in Note 13.
In May 2025, the FASB issued ASU 2025-03 — Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in a Variable-Interest Entity. This standard clarifies that when a business combination is effected primarily by exchanging equity interests and the legal acquiree is a variable-interest entity (“VIE”) that meets the definition of a business, entities must identify the accounting

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
acquirer using the factors in ASC 805-10-55-12 through 55-15, rather than relying solely on the VIE consolidation model. The ASU is effective for years beginning after December 15, 2026, but early adoption is permitted. This ASU should be applied on a prospective basis, although retrospective application is permitted. The Company is electing to early adopt this standard.
New Accounting Pronouncements — Not Yet Adopted
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (ASC Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which establishes incremental disaggregation of income tax disclosures pertaining to the effective tax rate reconciliation and income taxes paid. The amendments in this update apply to all entities that are subject to ASC Topic 740, Income Taxes. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2024, and early adoption is permitted. The Company is currently evaluating the provisions of the amendments and the impact on its income tax disclosures.
In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE) (“ASU 2024-03”), requiring additional disclosure of the nature of expenses included in the income statement. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The amendment in this update applies to all public business entities and is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the provisions of the amendments and the impact on its disclosures.
NOTE 3 — FAIR VALUE MEASURES
Certain assets and liabilities are reported on a recurring basis at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (at exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:
Level 1 — Quoted prices are available in active markets for identical assets or liabilities.
Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and the level of input utilized to determine such fair values (in thousands):

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
	Fair value measurements as of December 31, 2024
	Total	Level 1	Level 2	Level 3
Assets:
Money market (included in cash and cash equivalents)	$34,241	$34,241	$—	$—
Restricted cash	3,169	3,169	—	—
Total Assets	$37,410	$37,410	$—	$—
Liabilities:
Warrant liability Series B-1	$114	$—	$—	$114
Warrant liability Series D	1,034	—	—	1,034
Total Liabilities	$1,148	$—	$—	$1,148
Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. There were no transfers to/from Levels 1, 2, and 3 during the year ended December 31, 2024.
The following table presents a roll-forward of the aggregate fair values of the Company’s Warrant liabilities for which fair value is determined by Level 3 inputs (in thousands):
	Total	Warrant Liability Series B-1	Warrant Liability Series D
December 31, 2023	$1,636	$165	$1,471
Change in fair value	(488)	(51)	(437)
December 31, 2024	$1,148	$114	$1,034
Certain of the Company’s financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate their fair value due to their liquid or short-term nature, such as accounts payable, accrued expenses, and other current liabilities.
Warrant Liability Series B-1
In connection with the issuance of Series B-1 redeemable convertible preferred stock of the Company (“Series B-1”) on October 28, 2019, the Company entered into a warrant agreement with Massachusetts Development Finance Agency, or its registered assignees to purchase 19,930 Series B-1 redeemable convertible preferred stock (“Series B-1 Warrant Agreements”). The warrant was issued at a purchase price of $0.81 per share, with a maturity date of February 1, 2029, or the closing of the Company’s Initial Public Offering.
Warrant Liability Series D
In connection with the issuance of Series D redeemable convertible preferred stock of the Company (“Series D”) on November 30, 2021, the Company entered into a warrant for preferred stock with each of Mercedes-Benz Investment Company LLC and FCA Italy S.p.A (“FCA”) (each a “Holder”) (“Series D Agreement”). Upon closing of the Series D Agreement, Mercedes-Benz Investment Company LLC and its affiliates (“Mercedes-Benz”) and FCA became related parties to the Company. During 2022, the Warrant Agreements were amended and restated with both FCA and Mercedes-Benz to eliminate certain milestone-based provisions. The Amended Warrants modified the original agreements by setting the number of shares issuable upon exercise at a fixed 137,814 shares per Holder at a fixed price of $27.2105 per share. The warrants have a maturity date of February 1, 2029, or the closing of the Company’s Initial Public Offering. The Amended Warrants remain consistent with the Warrant Agreements to require settlement through the issuance of the then most senior redeemable convertible preferred stock of the Company to the Holder. At inception, the monetary value of the obligation is based on a fixed monetary amount known at inception.

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
To estimate the fair value of the Series B-1 and D Warrant Agreements, the Company applied the option pricing method (“OPM”) allocation model.
The following are the assumptions used in valuing the Series B-1 and D Warrant Agreements, as of December 31, 2024:
	Series B-1	Series D
Assumed volatility	75%	75%
Assumed risk-free interest rate	4.29%	4.29%
Expected life (in years)	2.5	2.5
Expected dividends	—	—
As of December 31, 2024, the Company had reserved 295,558 shares of common stock for potential conversion of Series B-1 and D Warrants.
The significant unobservable inputs used in the fair value measurement of the Series B-1 and D warrant liability are the equity value of the Company, the expected life and assumed volatility. The equity value of the Company is derived from the issuance and sale price of Series B-1 and D Preferred Stock, including rights and preferences of Series B-1 and D Preferred Stock relative to other equity interests.
The expected life is based upon the fact that the Warrant Agreements would not persist through a liquidity event, and therefore the expected life is based upon management’s estimated holding period to an exit/liquidity event. The expected volatility is based upon observed historical volatilities of a cohort of guideline public companies. Equity allocation mechanics are based upon the distribution waterfall as outlined in the Company’s operating agreement. Significant increases (decreases) in the equity value, the expected life, or the assumed volatility, could result in significantly higher (lower) fair value measurements.
NOTE 4 — PROPERTY AND EQUIPMENT
Property and equipment, net consists of the following (in thousands):
As of December 31, 2024
Leasehold improvements	$32,427
Machinery and equipment	22,205
Furniture and fixtures	415
Computer and software	203
Buildings	1,205
Building Fixtures	1,143
Land	3,320
Advances on purchases of property and equipment	1,627
Total	$62,545
Accumulated depreciation	(14,855)
Total	$47,690
Advances on purchases of property and equipment are payments made before the related asset (such as machinery and equipment) is delivered and are not depreciated until the asset is placed in service.
Depreciation expense totaled $8,302 for the year ended December 31, 2024, and was recorded as operating expenses in the consolidated statement of operations. Depreciation expense was allocated as $7,464 to Research and Development expense, net and $838 to Selling, General and Administrative expenses.

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
NOTE 5 — ACCRUED EXPENSES
Accrued expenses consisted of the following (in thousands):
As of December 31, 2024
Accrued compensation and benefits	$1,066
Accrued audit and tax services	140
Accrued legal and professional	29
Accrued other	788
Total accrued expenses	$2,023
NOTE 6 — COMMITMENTS AND CONTINGENCIES
Leases
As of December 31, 2024, the Company has both finance and operating leases. In evaluating its lease obligations, the Company considers the current lease term and anticipates changes pertaining to those leases. Where the Company is provided with an option to extend the lease, the periods covered by an option to extend the lease that we are reasonably certain to exercise are contemplated in our calculations. Related to these leases, the landlords generally stipulate in the lease agreements the fixed or escalating monthly rent expense, real estate taxes, operating costs, management fees and other tenant expenses.
The Company leases its corporate office facilities, which include offices, laboratory space and storage space, under a non-cancelable operating lease at 19 Presidential Way in Woburn, Massachusetts. Effective September 16, 2022, the Company amended the lease (the Third Amendment to the Lease) to extend the term of the lease to April 30, 2028.
On February 25, 2022, the Company entered into a three-year lease of a facility in Tallahassee, Florida (“Base Term”), for the Company’s research and development activities. The Company has a one-time option to extend the Base Term for an additional three-year term but has opted note to exercise that option. The lease expired at the end of its term in February 2025.
On May 2, 2022, the Company began a two-year lease in South Korea, commencing on May 13, 2022, for our South Korea office space. In the second quarter of 2023, the Company vacated the office space and terminated the lease in accordance with its terms.
On June 6, 2022, the Company entered into a ten-and-a-half-year lease in Methuen, Massachusetts (“Initial Term”), for production of the Company’s products. The Company has options to extend the Initial Term for two consecutive five-year terms. The Company terminated the lease in October 2025 and paid a lease termination fee of $2,000.
On June 28, 2022, the Company entered into a two-year lease at a separate location in Woburn, Massachusetts, commencing on August 1, 2022 (“First Term”), for additional office space. The Company had a one-time option to extend the First Term for an additional three-year term but opted not to exercise that option.
On November 11, 2022, the Company entered into a ten-year sublease in Billerica, Massachusetts (“Term”), for offices and laboratories for research and development of the Company’s products. The Company has no options to extend the Term of this sublease but does have an option to renew or extend a lease of the space directly with the property landlord.

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
The components of lease expenses recorded within the consolidated statement of operations for the year ended December 31, 2024, are as follows (in thousands):
Year Ended December 31, 2024
Finance lease costs:
Amortization of right-of-use assets	$829
Interest on financing lease liability	772
Total finance lease costs	1,601
Operating lease costs:
Operating lease expenses	2,089
Variable lease expenses	947
Short-term lease expenses	66
Total operating lease costs	3,102
Total lease expense	$4,703
Other information related to agreements treated as finance and operating leases was as follows:
Year Ended December 31, 2024
Operating cash flows from operating leases	$(2,053)
Financing cash flows from finance lease	$(1,391)
Weighted-average remaining lease term – operating leases (years)	6.8
Weighted-average discount rate – operating leases	8.08%
Remaining lease term – finance lease (years)	8.8
Discount rate – finance lease	7.85%
Right-of-use assets obtained in exchange for operating and financing obligations are presented at their present value as of the dates the related leases commenced. Weighted averages presented above are calculated using the remaining prevent values of the related operating and financing leases as of December 31, 2024.
Maturities of lease liabilities as of December 31, 2024, were as follows (in thousands):
Year Ended December 31,	Operating lease obligations	Finance lease obligation
2025	$1,954	$1,433
2026	1,994	1,476
2027	2,053	1,521
2028	1,546	1,567
2029	1,308	1,614
Thereafter	3,924	5,436
Total lease payments	12,779	13,047
Imputed interest	(3,031)	(3,561)
Net lease liabilities, short-term and long-term	$9,748	$9,486

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
Year Ended December 31,	Operating lease obligations	Finance lease obligation
Reported as of December 31, 2024:
Lease liabilities, current portion	1,211	713
Lease liabilities, net of current portion	8,537	8,773
Net lease liabilities, short-term and long-term	$9,748	$9,486

Legal Proceedings
From time to time, the Company may be subject to legal claims or be party to legal proceedings arising in the normal course of business. While the outcome of such claims or proceedings cannot be predicted with certainty, the Company’s management expects that any such liabilities, to the extent not provided for by insurance or otherwise, would not have a material effect on the Company’s financial condition, results of operations or cash flows.
The Company is party to an arbitration, initiated on March 14, 2025, before the International Centre for Dispute Resolution and with a hearing scheduled for June 2026, regarding a contractual dispute in which a vendor is seeking $4.9 million in damages, interest, and other relief. The Company does not believe that such payment is owed, it is defending against such claims, and it has asserted counterclaims. The Company believes that a loss is neither probable nor remote and is unable to reasonably estimate the amount or range of possible loss due to the stage of the proceedings and the uncertainty regarding the resolution of the competing claims.
NOTE 7 — REDEEMABLE CONVERTIBLE PREFERRED STOCK
The Company’s Series A-1 redeemable convertible preferred stock (“Series A-1”), Series A-2 redeemable convertible preferred stock (“Series A-2”), Series B-1, redeemable convertible preferred stock (“Series B-1”), Series C-1 redeemable convertible preferred stock (“Series C-1”), Series C-2 redeemable convertible preferred stock (“Series C-2”) and Series D redeemable convertible preferred stock (“Series D”) are collectively referred to as “Preferred Stock.” The holders of Series A-1, Series A-2, Series B-1, Series C-1, Series C-2 and Series D are collectively referred to as “Preferred Stockholders.” The carrying value of Series A-1, Series A-2, and Series B-1 was adjusted in 2019 to reflect the historical distribution of net assets to existing shareholders at that time.
As of December 31, 2024, Preferred Stock consisted of the following:
	Liquidation Value	Common Stock Issuable Upon Conversion
	(In thousands)
Series A-1	$3,000	1,234,568
Series A-2	6,000	2,362,204
Series B-1	22,166	2,718,539
Series C-1	28,423	3,570,724
Series C-2	26,857	2,513,698
Series D	202,385	5,950,204
Total	$288,831	18,349,937
Significant terms of the Preferred Stock are as follows:

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
Voting Rights
The Preferred Stockholders have the right to one vote for each share of common stock into which their Preferred Stock could convert.
Dividends
In the event the Company declares, pays, or sets aside any dividends on shares of any class of capital stock of the Company, other than dividends on shares of common stock payable in shares of common stock, the holders of the Series D shall be first entitled to receive a dividend on each outstanding share, before the holders of Series A-1, Series A-2, Series B-1, Series C-1, and Series C-2 Preferred Stock. Dividends are not cumulative.
In the case of a dividend on common stock or any class of stock that is convertible into common stock, the Preferred Stock dividend per share would equal the product of the dividend payable on each share of stock determined and the number of shares of common stock issuable upon conversion of a share of Preferred Stock. In the case of a dividend on any class that is not convertible to common stock, the Preferred Stock dividend per share would be determined by dividing the amount of the dividend payable on each share of capital stock by the original issuance price of such stock and multiplying that fraction by an amount equal to the Preferred Stock original issue price. The dividend payable to the Preferred Stockholders shall be based on the formula which would result in the highest Preferred Stock dividend. No dividends have been declared or paid by the Company.
Liquidation Preference
In the event of any liquidation, dissolution or winding up of the Company, the Preferred Stockholders shall be entitled to be paid out an amount per share equal to the greater of (i) the original issuance price of the Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into common stock. If insufficient assets and funds are available to permit payment to the Preferred Stockholders of the full amount, then all available assets and funds shall be distributed to the holders of Series D on a pro rata basis, and thereafter, among the holders of Series C-2, Series C-1, Series B-1, Series A-2 and Series A-1, on a pro rata basis, and then common stock.
After payment in full to the Preferred Stockholders, the holders of common stock shall be entitled to be paid out of the assets of the Company available for distribution on a pro rata basis based on the number of shares held.
Conversion Rights
Each share of Preferred Stock is convertible at any time at the option of the holder into common stock. Each share shall be converted into such a number of shares of common stock as is determined by dividing the respective original issuance price by the conversion price in effect at the time of the conversion. As of December 31, 2022, and December 31, 2021, the Series A-1, Series A-2, Series B-1, Series C-1, Series C-2, and Series D (with issuances in 2022 and 2021) original issuance and conversion price is $2.43, $2.54, $8.15362, $7.96, $10.6842, and $34.0131 per share, respectively. As such, the shares of Preferred Stock convert on a one-for-one basis.
Conversion is mandatory at the earlier of the closing price of a qualified initial public offering of the Company’s common stock at a price of at least $68.0262 per share, resulting in at least $200,000 thousand of proceeds, or the closing of a SPAC transaction, or the closing of a direct listing with a reference initial trading price announced on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or another exchange or marketplace approved by the board of directors of the Company (the “Board of

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
Directors”) prior to such listing equal to or greater than $68.0262 per share, or at the election of the majority holders of the outstanding shares of Preferred Stock.
NOTE 8 — COMMON STOCK
The Company was authorized to issue 32,000,000 shares of its common stock as of December 31, 2024. The voting, dividend, and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preference of the Preferred Stockholders set forth in Note 7 — Redeemable Convertible Preferred Stock.
Each share of common stock entitles the holder to one vote, together with the Preferred Stockholders, on all matters submitted to a vote of the Company’s stockholders.
As of December 31, 2024, the Company had reserved the following shares of common stock for potential conversion of outstanding Preferred Stock and exercise of stock options and preferred stock warrants:
As of December 31, 2024
Redeemable convertible preferred stock	18,349,937
Options to purchase common stock	5,085,269
Preferred stock warrants	295,559
Restricted stock units	1,446,116
Total	25,176,881
The table above does not reflect an additional 2,543,055 shares available but not yet issued under the 2019 Stock Incentive Plan discussed in Note 10: Stock Based Compensation.
NOTE 9 — RETIREMENT PLAN
The Company has a qualified defined contribution retirement plan covering substantially all employees. The Company makes matching contributions to the plan for up to 5% of eligible compensation depending on employee deferral percentages. The Company contributed $923 to the plan for the year ended December 31, 2024, and were recorded within the operating expenses in the consolidated statement of operations. The retirement plan expense was allocated as $247 to Research and Development expense, net and $676 to Selling, General and Administrative expense.
NOTE 10 — STOCK BASED COMPENSATION
Equity Compensation Plans
The 2019 Stock Incentive Plan (the “2019 Plan”), was adopted by the Board of Directors to reserve a sufficient number of shares to facilitate the grants of stock options and restricted stock to employees, officers and directors, non-employee advisors and consultants in exchange for certain services. Awards granted under the 2019 Plan are issued at the discretion of the Board of Directors. Awards generally vest over four years; however, vesting terms are subject to terms set forth by the Board of Directors when the award is granted. Stock options granted under the 2019 Plan expire 10 years from the date of grant.
The 2019 Plan was subsequently amended in 2021 and 2023, with each amendment increasing the number of awards issuable under the plan. As of December 31, 2024, there were 8,668,779 shares of common stock authorized to be issued under the 2019 Plan, of which 1,702,707 shares of common stock remained available for future grants under the 2019 Plan.

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
Modification of Awards
On February 16, 2023, the Board of Directors authorized the Company to reprice all outstanding employee stock options to $8.21 per share. Prior to the modification, the options had an exercise price that exceeded the fair market value of the Company’s common stock of $8.21 per share. There were no other changes made to the terms and conditions of the repriced awards, beyond the reduction of the exercise price. Certain awards did not require consent from the option holders, where the Board of Directors repriced a total of 1,220,333 awards which led to $953 of incremental stock-based compensation expense. Other awards required option holder consent where all option holders consented to the reprice on February 21, 2023. For the awards requiring consent, the Board of Directors repriced a total of 1,920,287 awards which led to $1,571 of incremental stock-based compensation expense.
In tandem with the February 2023 modifications discussed above, the Board authorized the issuance of 9,823 restricted stock awards which vested immediately upon the grant date of February 16, 2023, to certain employees who previously exercised their options prior to the repricing at a higher exercise price. This restricted stock unit issuance resulted in stock-based compensation expense of $81 in total.
Share-Based Compensation Awards
The Company estimates the fair value of stock options with service conditions and performance conditions using the Black-Scholes valuation model. The resulting fair value is recorded as compensation cost on a straight-line basis over the requisite service period. The key inputs and assumptions used to estimate the fair value of stock options include the value of the underlying stock at grant date, expected term, stock price volatility, the appropriate annual risk-free rate, and expected annual dividend yield.
Given the Company’s lack of historical data, the Company’s estimate of the expected term was calculated in accordance with the simplified method. Additionally, the Company has identified publicly traded comparable companies with similar characteristics (e.g., lithium battery manufacturing) whose historical stock price volatilities were used in the estimation of expected volatility. The risk-free interest rate is based on the U.S. Treasury zero coupon instrument with a duration/term that equals the expected term calculated by the Company.
For stock options with performance conditions, vesting is also subject to service conditions; however, the number of options that ultimately vest also depends on the attainment of certain predefined performance criteria. Note that stock options with performance conditions were issued to two strategic consultants of the Company and the performance criteria are related to the achievement of certain third-party purchase orders and contracts. No stock options with performance conditions were granted during the year ended December 31, 2024.
The assumptions made for purposes of estimating the fair value under the Black Scholes valuation model for stock options granted during the year-ended December 31, 2024, were as follows:
Year ended December 31, 2024
Expected term of options (years)	5.16 – 6.07
Risk free interest rate	3.44% – 4.51%
Volatility	62.55% – 63.77%
Expected dividend yield	—
Grant date fair value per share	$2.73 – $2.99
The following table provides stock-based compensation expense by class reflected in the Company’s consolidated statement of operations related to stock options (including stock options with performance conditions) for the year ended December 31, 2024 (in thousands):

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
Year ended December 31, 2024
Research and development	$677
Selling, general and administrative	8,448
Total	$9,125
Stock Options
The following table summarizes stock option activity for the year ended December 31, 2024:
	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2023(1)	5,760,391	$6.52	8.02	$4,439
Granted	420,418	4,80
Exercised	(9,354)	1.44		36
Cancelled or forfeited(2)	(1,086,186)	4.67
Outstanding as of December 31, 2024	5,085,269	$6.78	7.28	$1,172
Options vested and expected to vest as of December 31, 2024(3)	4,965,269	$6.75	7.24
Exercisable as of December 31, 2024	3,197,873	$6.35	6.76	$1,172

(1)
Includes 305,628 of stock options subject to performance conditions.

(2)
Includes 60,000 of forfeited stock options subject to performance conditions.

(3)
Does not include 120,000 stock options subject to performance conditions which are improbable as of December 31, 2024.

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock. As of December 31, 2024, there was $10,514 of total unrecognized stock-based compensation expense to be recognized over a weighted-average period of 4 years. As of December 31, 2024, the Company had $856 of total unrecognized stock-based compensation expense included in the total above for stock options with performance conditions currently considered not probable of achievement.
Restricted Stock Units (“RSUs”)
Between February 2024 and July 2024, the Company issued a collective total of 1,446,116 RSUs subject to performance conditions, service conditions, and market conditions. No other RSUs have been historically issued. These awards were issued to several employees and one Director, and vesting is based on the achievement of performance targets, liquidity event targets, continued service requirements, and the Company’s share price. The performance target vesting criteria include business milestones that include development, commercial, financial, and production milestones. These RSUs also have a liquidity event vesting requirement where the Company must conduct a public offering through an IPO or SPAC, or the Company must sell substantially all its outstanding stock for a change of control to occur. Additionally, these RSUs require the recipients to provide continued services through at least the second anniversary of a change in control event. The number of RSUs vest in tranches based upon share price targets of the Company’s common stock as adjusted for in the RSU agreements.

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
The stock price target ranges of the four tranches of the RSUs are (1) $68.02 to $136.04, (2) $136.05 to $238.06, (3) $238.07 to $340.09, and (4) greater than $340.10. Additionally, the performance conditions, which are a total of 10 discrete development, commercial, financial, and production milestones, vest in the following tranches: completion of (1) 3-4 performance conditions, (2) 5-6 performance conditions, and (3) 7 or more performance conditions.
The fair values of restricted stock units granted with performance (e.g. business milestone) and market conditions (e.g. stock price target) are estimated at the grant date using a Monte Carlo simulation model. The model determined the grant date fair value of each vesting tranche and the future date when the market condition for such tranche is expected to be achieved. The Company estimated expected term based on the midpoint between the time of vesting and the remaining time to expiration of the RSU. Given the limited market trading history of the Company’s common stock, volatility is based on a weighted blend of (i) the average volatility of peer companies within the automotive and energy storage industries multiplied by a ratio of the Company’s volatility based on available stock price data as compared to the average volatility of the Company’s peers over the same period and (ii) our implied volatility from exchange traded options. Cost of equity is calculated using (i) risk-free rate, (ii) average peer group market beta and (iii) the market-risk premium.
The following weighted average assumptions were used as inputs to the Monte Carlo simulation in determining the estimated grant-date fair value of the Company’s RSUs for the year ended December 31, 2024:
Year ended December 31, 2024
Volatility	75.0%
Risk-free interest rate	4.01%
Expected dividend yield	0.0%
Term (years)	3.0
The Company had 1,446,116 RSUs outstanding as of December 31, 2024, all of which were granted during the year ended December 31, 2024. The grant date value of common stock for each RSU granted was $4.80 per share. The weighted average fair value of these awards on the respective grant dates in 2024 was $1.28 per share.
As of December 31, 2024, none of the vesting conditions were determined to be probable to occur and therefore, the Company did not recognize any stock-based compensation expense related to these RSUs during the year-end December 31, 2024. As of December 31, 2024, the Company had approximately $1,923 of total unrecognized stock-based compensation expense for the RSUs subject to performance conditions considered not probable of achievement.
NOTE 11 — INCOME TAXES
The components of the Company’s loss before income taxes for the year ended December 31, 2024 are as follows:
Year ended December 31, 2024
Loss before income taxes:
Domestic	$(50,284)
Foreign	(4,060)
Total	$(54,344)

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
The overall effective tax rate differs from the statutory US federal tax rate for the year ended December 31, 2024:
Year ended December 31, 2024
% of Pretax Profit (Loss)
Statutory US federal tax rate	21%
Foreign rate differential	(1)%
Stock-based compensation	(1)%
Valuation allowance	(19)%
Effective Tax Rate	—%
Significant components of the Company’s net deferred tax assets as of December 31, 2024 are as follows:
As of December 31, 2024
Deferred Tax Assets
Depreciation	$69
Lease liability	5,062
Capitalized research and development costs	9,445
Stock compensation	1,549
Other	48
Net operating losses	31,292
Research and development credits	5,063
Gross Deferred Tax Assets	$52,528
Valuation allowance	(48,312)
Deferred tax assets, net	$4,216
Deferred Tax Liabilities
Right-of-use assets	$(4,089)
Unrealized exchange gain	(127)
Deferred tax liabilities, net	(4,216)
Net Deferred Tax Assets	$—
As of December 31, 2024, the Company had federal net operating loss carryforwards of $113,600, that have no expiration date and can be carried forward indefinitely but are limited in their usage to 80% of annual taxable income. As of December 31, 2024, the Company had state tax net operating loss carry forwards of $113,467, that are subject to expire at various dates between 2039 and 2044. At December 31, 2024, the Company had federal and state research and development tax credit carryforwards of $3,503 and $1,527, which begin to expire in 2035 and 2043, respectively. As of December 31, 2024, the Company had foreign net operating loss carryforwards of $4,075.
The valuation allowance increased by $12,870 during the year ended December 31, 2024
Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
period. As of December 31, 2024, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. Management has determined that it is more likely than not that the Company will not recognize the benefits of its federal and state deferred tax assets and, as a result, a valuation allowance of $48,312 has been established at December 31, 2024.
The utilization of the Company’s net operating losses and tax credits may be subject to a U.S. federal limitation due to the “change in ownership provisions” under Section 382 of the Internal Revenue Code and other similar limitations in various state jurisdictions. Such limitations may result in the expiration of net operating loss carryforwards or tax credits before their utilization. The Company has not completed a study to assess whether an “ownership change” as defined in Section 382 has occurred or whether there have been multiple ownership changes since the Company’s inception. Future changes in the Company’s stock ownership, which may be outside of the Company’s control, may trigger an “ownership change.” In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an “ownership change.”
The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for both federal taxes and the many states in which the Company operate or do business in. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. As of December 31, 2024, the Company has not recorded any uncertain tax positions, accrued interest nor penalties in the consolidated financial statements.
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign jurisdictions, where applicable. There are currently no pending income tax examinations. The Company is open to federal tax examination under statute from 2021 to present. The Company is open to tax examination in other jurisdictions from 2021 to present. Carryforward attributes from prior years may still be adjusted upon examination by federal, state and/or foreign tax authorities to the extent utilized in an open tax year or in future periods.
As of December 31, 2024, the Company has not provided for deferred income taxes on unremitted earnings of its foreign subsidiaries since these earnings are indefinitely reinvested. No deferred taxes have been provided on these amounts. It is impracticable to estimate the amount of the unrecognized deferred tax liability related to these earnings because such liability, if any, is dependent on the manner of repatriation (e.g., dividend, sale, or liquidation), the timing of such events, applicable tax treaties, withholding tax rates in various jurisdictions, and the amount of foreign tax credits available to offset potential U.S. taxes, none of which can be precisely determined at this time. Upon distribution of such earnings in the form of dividends or otherwise, the Company could be subject to taxes.
NOTE 12 — NET LOSS PER COMMON SHARE
Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period.

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
Basic and diluted losses per share are calculated as follows (in thousands, except share and per share data):
Year ended December 31, 2024
Numerator:
Net loss	$(54,344)
Net loss attributable to common stockholders – basic and diluted	$(54,344)
Denominator:
Weighted average number of common shares outstanding	5,009,250
Net loss per share attributable to common stockholders – basic and diluted	$(10.85)
The following common stock equivalents were excluded from the calculation of diluted loss per share attributable to common stockholders because their inclusion would have been anti-dilutive:
Year ended December 31, 2024
Series A-1 redeemable convertible preferred stock	1,234,568
Series A-2 redeemable convertible preferred stock	2,362,204
Series B-1 redeemable convertible preferred stock	2,718,539
Series C-1 redeemable convertible preferred stock	3,570,724
Series C-2 redeemable convertible preferred stock	2,513,698
Series D redeemable convertible preferred stock	5,950,204
Preferred stock warrants	295,558
Options to purchase common stock	5,085,269
Restricted stock units	1,446,116
NOTE 13 — SEGMENT INFORMATION
The Company conducts business as a single operating segment. In reaching this conclusion, management considers the definition of the (“CODM”), how the business is defined by the CODM, the nature of the information provided to the CODM, and how that information is used to make operating decisions, allocate resources, and assess performance. The Company’s CODM is the chief executive officer. The results of operations provided to and analyzed by the CODM are at the consolidated level which is the level that the CODM manages the business, allocates resources, makes key resource decisions, and assesses performance.
The key measure of segment profit and loss that the CODM uses to allocate resources and assess performance is the Company’s net loss. The table below shows a reconciliation of the Company’s net loss, including the significant expense categories regularly provided to and reviewed by the CODM, as computed under U.S. GAAP to the Company’s total net loss in the consolidated statement of operations:
Year Ended December 31, 2024
Operating expenses
Reimbursement from JDAs and others	$3,570
Payroll expense	(35,638)
Occupancy expense	(7,124)

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
Year Ended December 31, 2024
Professional service expense	(3,671)
Research and development expense	(2,990)
Depreciation expense	(8,302)
Other operating expense	(2,365)
Loss from operations	$(56,520)
Total other income (expense), net	2,176
Net loss	$(54,344)

Assets provided to CODM are consistent with those reported on the consolidated balance sheet with particular emphasis on the company’s available liquidity, including its cash and cash equivalents reduced by current liabilities. All long-lived assets are maintained in, and all losses are attributable to the United States of America and South Korea. Long-lived assets by geographical location as of December 31, 2024, are as follows:
	As of December 31, 2024
Long-Lived Asset Type	South Korea	United States
Leasehold improvements	$—	$32,427
Machinery and equipment	14,270	7,935
Furniture and fixtures	90	326
Computer and software	72	131
Buildings	1,205	—
Building fixtures	1,143	—
Land	3,320	—
Construction in progress (advances on property and equipment)	—	1,627
Accumulated depreciation	(872)	(13,983)
Net property, plant and equipment	$19,228	$28,462
Operating lease right-of-use assets	—	8,769
Finance lease right-of-use assets	—	6,767
Total Long-Lived Assets	$19,228	$43,998
Capital expenditures by geographical location for the year ended December 31, 2024, are as follows:
	Year Ended December 31, 2024
	South Korea	United States	Total
Capital Expenditures, net
Property and equipment expenditures	$68	$955	$1,023
Advances on property and equipment	—	960	960
Proceeds from disposal of property and equipment	—	(106)	(106)
Total Capital Expenditures, net	$68	$1,809	$1,877

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
NOTE 14 — RELATED PARTY TRANSACTIONS
Collaboration Arrangements
The Company has established JDAs with various partners with some of the partners also making investments in the Company through the purchase of preferred shares. In connection with the Series D Agreements, the Company entered into both Warrant and JDA agreements with Mercedes-Benz and FCA. See Note 3, “Fair Value Measurements” and Note 2 “Summary of Accounting Policies”, respectively, for further details regarding those agreements.
Uwe Keller, a member of the Company’s Board of Directors, represents Mercedes-Benz who is an investor in the Company’s Preferred Stock and holder of Series D Warrants. As mentioned in Note 2, the Company entered into a JDA with Mercedes-Benz during the year-ended December 31, 2021. For the year ended December 31, 2024, the Company received $2,613 in expense reimbursements for the services provided under the JDA with Mercedes-Benz which are recorded net within research and development expenses on the consolidated statement of operations. Amounts due from Mercedes-Benz totaled $4, which are included in receivables under collaboration agreements on the consolidated balance sheet as of December 31, 2024.
Michael Bly, a member of the Company’s Board of Directors, represents FCA Italy who is an investor in the Company’s Preferred Stock and holder of Series D Warrants. As mentioned in Note 2, the Company entered into a JDA with FCA Italy during the year-ended December 31, 2021. For the year ended December 31, 2024, the Company received $776 in expense reimbursements for the services provided under the JDA with FCA Italy which are recorded net within research and development expenses on the consolidated statement of operations. Amounts due from FCA Italy totaled $577, which are included in receivables under collaboration agreements on the consolidated balance sheet as of December 31, 2024.
Secondary Share Sale
In 2023, Hermitage Investment Fund 1 LP (“Hermitage”), an existing investor in Factorial, negotiated a sale purchase agreement with certain stockholders in the Company for the Series D price of $34.0131 per share, where the transfer of the shares occurred during the year ended December 31, 2024 (“Secondary Transactions”). Two of the stockholders that were a party of the transaction were certain trusts, of which Alex Yu, CTO, and Siyu Huang, CEO, are trustees, respectively. Specifically, Alex Yu sold 32,693 shares of Factorial Common Stock and Siyu Huang sold 39,930 shares of Factorial Common Stock, respectively. The fair value of the Factorial Common Stock at the time of the Secondary Transactions was $4.80 per share and the shares were sold for price of $34.0131 per share, leading to excess of fair value of $29.2131 per share. Additionally, the Company determined the excess paid over fair value was not for a purpose clearly other than compensation and therefore, recorded stock-based compensation for the year ended December 31, 2024 of $2,122 for the CEO and CTO related to the incremental fair value received by the employees.
Consulting Arrangements
In March of 2020, the Company entered into a consulting services agreement with Joseph Taylor who also serves as Executive Chairman of the Company’s Board of Directors. For the year ended December 31, 2024, the Company incurred $350 in expenses for consulting services provided by Joesph Taylor recorded within selling, general and administrative expenses on the consolidated statement of operations.
NOTE 15 — SUBSEQUENT EVENTS
The Company has evaluated subsequent events through January 30, 2026.
On August 1, 2025, the Company entered into a total of $10,000 Convertible Promissory Note Agreement (“the August 2025 Notes”) with existing investors. The August 2025 Notes bear interest of 15%

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
per annum, compounded monthly, and mature on August 1, 2028. The Notes provide the holders with certain conversion features including: a mandatory conversion upon a qualified financing event, an optional conversion upon a non-qualified financing event and an optional conversion upon an acquisition of the Company.
In August 2025, the Company entered into new collaboration agreements with Mercedes-Benz and FCA. The collaboration agreements each have various terms and conditions and are expected to last for three years. The Company enters into these collaboration agreements for purposes of assessing its technology through evaluation and testing of its batteries with the end goals of entering into either a purchasing agreement or raising additional funding for the Company.
Factorial Japan Inc. was officially dissolved as of December 9, 2025, and the certified copy of the registry is expected to be available in January 2026. The dissolution notice was published in the Official Gazette dated December 24, 2025. The completion of liquidation can be registered two months after the publication of this notice, i.e., after February 25th, 2026.
On December 17, 2025, Cartesian Growth Corporation III, a Cayman Islands exempted company (“CGC”), Fenway MS, Inc., a Delaware corporation (“Merger Sub”), and Factorial Inc., a Delaware corporation (“Factorial”), entered into a Business Combination Agreement (“BCA”). Merger Sub will merge with and into Factorial, with Factorial as the surviving company in the merger and, after giving effect to such merger, as a wholly-owned subsidiary of New Factorial (the “Merger”).
Under the BCA, each outstanding Class A ordinary share of CGC (each, a “CGC Class A Share”), each outstanding Class B ordinary share of CGC and each outstanding preference share of CGC will be converted into one share of Series A Common Stock, par value $0.00001 per share, (the “PubCo Series A Common Stock”). Each share of Factorial Common Stock (excluding treasury shares, dissenting shares and shares held by the Factorial Founders) issued and outstanding as of immediately prior to the Effective Time, will be automatically canceled and extinguished and exchanged for number of shares of PubCo Series A Common Stock equal to the Consideration Ratio, which is based on an implied Factorial equity value of $1,100,000. Each share of Factorial Common Stock held by the Factorial Founders issued and outstanding as of immediately prior to the Effective Time, will be automatically canceled and extinguished and exchanged for a number of shares of PubCo Series B Common Stock equal to the Consideration Ratio. Each share of Factorial Preferred Stock issued and outstanding as of immediately prior to the Effective Time will be automatically canceled and extinguished and converted into the right to receive a number of shares of PubCo Series A Common Stock, par value $0.00001 per share, equal to the Consideration Ratio. Each option to purchase Factorial Common Stock (each, a “Factorial Option”), whether vested or unvested, will cease to represent the right to purchase Factorial Common Shares and will be canceled in exchange for options to purchase PubCo Series A Common Stock under the equity incentive plan to be adopted by CGC in advance of the Closing (the “PubCo Equity Incentive Plan”), in an amount equal to the product of (x) the number shares of Factorial Common Stock subject to such Factorial Option immediately prior to the Effective Time, multiplied by (y) the Consideration Ratio, at an exercise price per share equal to the quotient of (i) the exercise price per share of such Factorial Option immediately prior to the Effective Time, divided by (ii) the Consideration Ratio, and generally subject to the same terms and conditions that applied to the corresponding Factorial Option immediately prior to the Effective Time. Each restricted stock unit award that is outstanding with respect to Factorial Common Stock (each, a “Factorial RSU Award”), whether vested or unvested, will cease to have any rights in respect of the Factorial Common Stock and will be canceled in exchange for a restricted stock unit award under the PubCo Equity Incentive Plan that settles in a number of shares of PubCo Series A Common Stock in an amount and subject to such terms and conditions, in each case, as to be set forth on an allocation schedule, that will generally be subject to the same terms and conditions that applied to the corresponding Factorial RSU Award immediately prior to the Effective Time.

FACTORIAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(In thousands, except share and per share data)
The Business Combination is expected to close in mid-2026, following the receipt of the requisite approvals of CGC shareholders and Factorial stockholders and the fulfillment of other customary closing conditions.
During January 2026, the Company entered into Convertible Promissory Note Agreements where they can receive proceeds up to $5,340 (“the January 2026 Notes”) from new investors. The January 2026 Notes will bear interest of 5% per annum and mature on January 1, 2029. As of the issuance of these financial statements, the Company has received proceeds of $4,000. The January 2026 Notes provide the holders with certain conversion features including: a mandatory conversion upon a qualified financing event, an optional conversion upon a non-qualified financing event, and an optional conversion upon an acquisition of the Company.
In January 2026, the Company entered into a new development agreement with an unaffiliated partner. The development agreement has various terms and conditions and has a term of two years; however, the unaffiliated partner has the right to terminate upon a change of control. The Company entered into this development agreement for purposes of assessing its technology through evaluation and testing of its batteries.

Annex A

BUSINESS COMBINATION AGREEMENT
BY AND AMONG
CARTESIAN GROWTH CORPORATION III,
FENWAY MS, INC.,
AND
FACTORIAL INC.
DATED AS OF December 17, 2025

A-i

A-ii

A-iii

ANNEXES AND EXHIBITS
Annex A Key Supporting Company Stockholders
Annex B Key Persons
Exhibit A Form of Sponsor Support Agreement
Exhibit B Form of Investor Stock Purchase Agreement
Exhibit C Form of Registration Rights Agreement
Exhibit D Form of Stockholder Support Agreement
Exhibit E Form of CGC Certificate of Incorporation
Exhibit F Form of CGC Bylaws

A-iv

BUSINESS COMBINATION AGREEMENT
This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of December 17, 2025, is made by and among Cartesian Growth Corporation III, a Cayman Islands exempted company (“CGC”), Fenway MS, Inc., a Delaware corporation (“Merger Sub”), and Factorial Inc., a Delaware corporation (the “Company”). CGC, Merger Sub and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.
WHEREAS, (a) CGC is a blank check company incorporated (i) as a Cayman Islands exempted company on October 29, 2024, and (ii) for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, and (b) Merger Sub is, as of the date of this Agreement, a wholly-owned Subsidiary of CGC that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;
WHEREAS, pursuant to the Governing Documents of CGC, CGC is required to provide an opportunity for its shareholders to have their outstanding CGC Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the CGC Shareholder Approval;
WHEREAS, as of the date of this Agreement, CGC III Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), owns 6,800,000 CGC Class B Shares;
WHEREAS, concurrently with the execution of this Agreement, the Sponsor and the Company are entering into the sponsor support agreement, in substantially the form attached hereto as Exhibit A (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor shall agree to (a) vote in favor of this Agreement and the transactions contemplated hereby (including the Merger) and (b) waive any adjustment to the conversion ratio set forth in the Governing Documents of CGC, any other anti-dilution or similar protections with respect to the CGC Class B Shares (whether resulting from the transactions contemplated by the Investor Stock Purchase Agreements or otherwise);
WHEREAS, at the Closing, CGC, Sponsor, Cantor Fitzgerald & Co. (“Cantor”) and the Company will enter into a private warrant exchange agreement (the “CGC Private Warrant Exchange Agreement”), in a form to be mutually agreed by the Parties, pursuant to which, among other things, the holders of the CGC Private Warrants shall exchange such warrants for shares of CGC Series A Common Stock at the same ratio as applied to the exchange of the CGC Public Warrants for shares of CGC Series A Common Stock (the “CGC Private Warrant Exchange”);
WHEREAS, at least one day prior to the Closing Date, prior to the time at which the Effective Time occurs, CGC shall transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) and Part Twelve of the Cayman Islands Companies Act (2025 Revision) (the “Domestication”), on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, on the Closing Date, following the Domestication, (a) Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving company in the Merger and, after giving effect to the Merger, the Company will be a wholly-owned Subsidiary of CGC, and (b) each Company Share will be automatically converted as of the Effective Time into the right to receive a portion of the Transaction Share Consideration, in each case, on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, concurrently with the execution of this Agreement, CGC, the Company and certain investors (the “PIPE Investors”) are each entering into a stock purchase agreement with CGC substantially in the form attached hereto as Exhibit B (collectively, the “Investor Stock Purchase Agreements”), pursuant to which, among other things, each PIPE Investor has agreed to subscribe for and purchase on the Closing Date immediately prior to or substantially concurrently with the Closing, and CGC has agreed to issue and sell to each such PIPE Investor on the Closing Date immediately following the Closing, the number of CGC Shares set forth in the applicable Investor Stock Purchase Agreement in exchange for the purchase price set forth therein (the aggregate purchase price under all Investor Stock Purchase Agreements, collectively, the “PIPE Financing Amount”, and the equity financing under all Investor Stock Purchase Agreements, collectively, hereinafter referred to as, the “PIPE Financing”), on the terms and subject to the conditions set forth in the applicable Investor Stock Purchase Agreement;
WHEREAS, at the Closing, the Company or CGC may enter into employment agreements, in form and substance agreed to by the Company, CGC and the Key Persons (the “Key Person Employment Agreements”) with each of the individuals set forth on Annex B (the “Key Persons”);
WHEREAS, at the Closing, CGC, certain CGC Shareholders, Cantor, and certain stockholders of the Company will enter into an Amended and Restated Registration Rights Agreement, substantially in the form attached hereto as Exhibit C (the “Registration Rights Agreement”), pursuant to which, among other things, the parties will be granted certain registration rights with respect to their respective CGC Shares, in each case, on the terms and subject to the conditions therein;
WHEREAS, the CGC Board has (a) approved this Agreement, such other Ancillary Documents to which CGC is or will be a party and the transactions contemplated hereby and thereby (including the Domestication and the Merger) and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement (including the Domestication and the Merger) by the holders of CGC Shares entitled to vote thereon;
WHEREAS, the board of directors of Merger Sub has approved this Agreement, such other Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger);
WHEREAS, CGC, as the sole stockholder of Merger Sub, will as promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, approve this Agreement, such other Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger);
WHEREAS, the board of directors of the Company (the “Company Board”) has (a) approved this Agreement, such other Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) and (b) recommended, among other things, the approval of this Agreement, such other Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) by the holders of Company Shares entitled to vote thereon;
WHEREAS, each Company Stockholder listed on Annex A attached hereto (collectively, the “Key Supporting Company Stockholders”) will duly execute and deliver to CGC a stockholder support agreement, substantially in the form attached hereto as Exhibit D (collectively, the “Stockholder Support Agreements”), pursuant to which, among other things, each such Key Supporting Company Stockholder will agree to, among other things, (a) support and vote in favor of this Agreement, such other Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger and, if applicable, the Company Preferred Share Conversion), (b) take, or cause to be taken, any actions necessary or advisable to cause certain agreements to be terminated effective as of the Closing, and (c) a release of claims against the Company, CGC and Merger Sub; and
WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder, (b) the Domestication constitute an integrated transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (c) the Merger be treated as (i) a transaction that qualifies as a “reorganization” within the meaning of Section 368 of the Code and/or (ii), taken together with the PIPE Financing, an integrated transaction qualifying under Section 351(a) of the Code (clauses (a) – (c), the “Intended Tax Treatment”).
NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1
CERTAIN DEFINITIONS
Section 1.1   Definitions.   As used in this Agreement, the following terms have the respective meanings set forth below.
“Additional CGC SEC Reports” has the meaning set forth in Section 4.7.
“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.
“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.
“Allocation Schedule” has the meaning set forth in Section 2.3.
“Ancillary Documents” means the (a) Registration Rights Agreement, (b) Sponsor Support Agreement, (c) CGC Private Warrant Exchange Agreement, (d) Investor Stock Purchase Agreements, (e) Stockholder Support Agreements, and (f) each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.
“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA), (b) the UK Bribery Act 2010 and (c) any other applicable anti-bribery or anti-corruption Laws related to combatting bribery, corruption and money laundering.
“Business” means the business of, directly or indirectly, developing, licensing, supporting, marketing, and selling batteries, battery components, and related technologies.
“Business Combination Proposal” has the meaning set forth in Section 5.8.
“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York and Boston, Massachusetts are open for the general transaction of business.
“Certificate of Merger” has the meaning set forth in Section 2.1(b)(ii).
“Certificates” has the meaning set forth in Section 2.1(b)(vii).
“CGC” has the meaning set forth in the introductory paragraph to this Agreement.
“CGC Acquisition Proposal” means (a) any transaction or series of related transactions under which CGC or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Person(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) or (b) any equity, debt or similar investment in CGC or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a CGC Acquisition Proposal.
“CGC Board” has the meaning set forth in the recitals to this Agreement.
“CGC Board Recommendation” has the meaning set forth in Section 5.8.
“CGC Bylaws” has the meaning set forth in Section 2.1(a).
“CGC Certificate of Incorporation” has the meaning set forth in Section 2.1(a).
“CGC Series A Common Stock” means from and after the consummation of the Domestication, the shares of Series A common stock of CGC (which shall be entitled to one (1) vote per share).
“CGC Class A Shares” means CGC’s Class A ordinary shares.

“CGC Series B Common Stock” means, from and after the consummation of the Domestication, the shares of Series B common stock of CGC (which shall be entitled to ten (10) votes per share).
“CGC Class B Shares” means, prior to the Domestication, CGC’s Class B ordinary shares.
“CGC D&O Persons” has the meaning set forth in Section 5.14(a).
“CGC Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by CGC on the date of this Agreement.
“CGC Employee Stock Purchase Plan” has the meaning set forth in Section 5.18.
“CGC Equity Incentive Plan” has the meaning set forth in Section 5.18.
“CGC Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, a CGC Party in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any CGC Party, and any other fees, expenses, commissions or other amounts that are expressly allocated to any CGC Party pursuant to this Agreement or any Ancillary Document, including any working capital loans or other liabilities or obligations of a CGC Party to Sponsor. Notwithstanding the foregoing or anything to the contrary herein, CGC Expenses shall not include any Company Expenses.
“CGC Financial Statements” means all of the financial statements of CGC included in the CGC SEC Reports.
“CGC Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6(a) and Section 4.6(b) (Capitalization of the CGC Parties).
“CGC Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of any CGC Party to consummate the Merger in accordance with the terms of this Agreement; provided, however, that none of the following shall be taken into account in determining whether a CGC Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any CGC Party operates, or (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any CGC Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties); provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) may be taken into account in determining whether a CGC Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on CGC relative to other similarly situated SPACs operating in the industries or markets in which CGC operates.
“CGC Non-Party Affiliates” means, collectively, each CGC Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any CGC Related Party (other than, for the avoidance of doubt, any CGC Party).
“CGC Parties” means, collectively, CGC and Merger Sub (and each, individually, a “CGC Party”).
“CGC Private Placement Warrants Purchase Agreements” means, the (a) Private Placement Warrants Purchase Agreement, dated as of May 1, 2025, by and between CGC and the Sponsor, and (b) Private Placement Warrants Purchase Agreement, dated as of May 1, 2025, by and between CGC and Cantor.
“CGC Private Warrants” means the 6,800,000 CGC Warrants that were issued by CGC pursuant to the CGC Private Placement Warrants Purchase Agreements.
“CGC Public Warrants” means the 13,800,000 CGC Warrants that were issued by CGC in connection with its initial public offering.
“CGC Related Parties” has the meaning set forth in Section 4.9.
“CGC Related Party Transactions” has the meaning set forth in Section 4.9.
“CGC SEC Reports” has the meaning set forth in Section 4.7.
“CGC Share Value” means the price per share at which CGC redeems CGC Class A Shares in connection with the transactions contemplated by this Agreement.
“CGC Shareholder” means each holder of CGC Class A Shares and each holder of CGC Class B Shares, in its capacity as holder.
“CGC Shareholder Approval” means, collectively, the Required CGC Shareholder Approval and the Other CGC Shareholder Approval.
“CGC Shareholder Redemption” means the right of the holders of CGC Class A Shares to redeem all or a portion of their CGC Class A Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of CGC.
“CGC Shareholders Meeting” has the meaning set forth in Section 5.8.
“CGC Shares” means (a) prior to the consummation of the Domestication, collectively, the CGC Class A Shares and CGC Class B Shares and (b) from and after the consummation of the Domestication, collectively, the CGC Series A Common Stock and CGC Series B Common Stock, each with par value $0.00001 per share. Any reference to the CGC Shares in this Agreement or any Ancillary Document shall be deemed to refer to clause (a) and/or clause (b) of this definition, as the context so requires.
“CGC Units” means units of CGC consisting of one CGC Class A Share and one-half of one CGC Public Warrant.
“CGC Warrant Agreement” means that certain Warrant Agreement, dated as of May 1, 2025, by and between CGC and Continental, as warrant agent.
“CGC Warrants” means warrants to purchase CGC Class A Share as contemplated under the CGC Warrant Agreement, with each warrant exercisable for one CGC Class A Share at an exercise price of $11.50.
“Change of Control Payment” means (a) any success, change of control, retention, transaction bonus or other similar payment or amount to any Person solely as a result of this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction (in the case of this clause (b), regardless of whether paid or payable prior to, at or after the Closing or in connection with or otherwise related to this Agreement or any Ancillary Document or one or more circumstances, matters, transactions or events unrelated to this Agreement or the Ancillary Documents). Notwithstanding the foregoing or anything to the contrary herein, Change of Control Payments shall not include (i) the CGC Shares to be issued in respect of or that will become subject to, as applicable, the Rollover Options and Rollover RSU Awards at the Effective Time on the terms and subject to the conditions of this Agreement, (ii) any payments made in the ordinary course of business consistent with past practice and not accelerated, increased or enhanced as a result of the transactions contemplated hereby, (iii) any payments required under existing Contracts entered into prior to the date of this Agreement in the ordinary course of business and not in contemplation of the transactions contemplated hereby, (iv) any severance payments made pursuant to existing severance policies or agreements in effect prior to the date of this Agreement that are triggered solely by termination of employment without cause or resignation for good reason (and not solely by the consummation of the transactions contemplated hereby), and (v) any retention payments made to employees below the level of vice president that do not exceed $50,000 per individual in the aggregate.
“Closing” has the meaning set forth in Section 2.2.
“Closing Company Unaudited Financial Statements” has the meaning set forth in Section 3.4(b).
“Closing Company Audited Financial Statements” has the meaning set forth in Section 3.4(b).
“Closing Date” has the meaning set forth in Section 2.2.
“Closing Filing” has the meaning set forth in Section 5.4(b).
“Closing Press Release” has the meaning set forth in Section 5.4(b).
“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Company” has the meaning set forth in the introductory paragraph to this Agreement.
“Company Acquisition Proposal” means (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, (i) acquires or otherwise purchases the Company and its controlled Affiliates, taken as a whole, or a majority of the voting power of Equity Securities of the Company, or (ii) acquires, is granted, leased or licensed or otherwise purchases all or substantially all of assets, properties or businesses of the Company and its controlled Affiliates, taken as a whole (in the case of each of clause (i) and (ii), whether by merger, consolidation, liquidation, dissolution, recapitalization, reorganization, amalgamation, scheme of arrangement, purchase of assets, share exchange, business combination, purchase or issuance of Equity Securities, tender offer or otherwise), or (b) any issuance, sale or acquisition of any portion of the Equity Securities or voting power or similar investment in the Company or any of its Subsidiaries (other than the issuance of the applicable class of shares of capital stock of the Company upon the exercise or conversion of any Company Options or Company RSU Awards outstanding on the date of this Agreement in accordance with the terms of the Company Equity Plan and the underlying grant, award or similar agreement, the Company Warrant Agreement or the Company Convertible Notes (as applicable)). Notwithstanding the foregoing or anything to the contrary herein, (i) none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or (ii) any Complementary Financing shall constitute a Company Acquisition Proposal.
“Company Board” has the meaning set forth in the recitals to this Agreement.
“Company Board Recommendation” has the meaning set forth in Section 5.13(b).
“Company Certificate of Incorporation” means the Fourth Amended and Restated Certificate of Incorporation of the Company, dated as of December 15, 2021.
“Company Common Shares” means shares of common stock, par value $0.0001 per share, of the Company designated as “Common Stock” pursuant to the Company Certificate of Incorporation.

“Company Convertible Notes” means that certain (a) Senior Secured Convertible Promissory Note, dated as of August 1, 2025, by and between the Company and Stellantis Ventures B.V.; (b) Senior Secured Convertible Promissory Note, dated as of August 1, 2025, by and between the Company and Mercedes-Benz Corporate Investments LLC; (c) Senior Secured Convertible Promissory Note, dated as of August 1, 2025, by and between the Company and GVP Climate Series SVP I LP — Series 3; and (d) Senior Secured Convertible Promissory Note, dated as of August 1, 2025, by and between the Company and GVP Climate Fund I LP.
“Company Convertible Notes Conversion” has the meaning set forth in Section 2.4(c).
“Company D&O Persons” has the meaning set forth in Section 5.15(a).
“Company D&O Tail Policy” has the meaning set forth in Section 5.15(c).
“Company Designees” has the meaning set forth in Section 5.16(b).
“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to CGC by the Company on the date of this Agreement.
“Company Dissenting Shares” has the meaning set forth in Section 2.7.
“Company Dissenting Stockholders” has the meaning set forth in Section 2.7.
“Company Equity Award” means, as of any determination time, each outstanding Company Option, each outstanding Company RSU Award and each other outstanding award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company of rights of any kind to receive any Equity Security of any Group Company under any Company Equity Plan or otherwise that is outstanding.
“Company Equity Plan” means, collectively, (a) the 2019 Stock Incentive Plan of Factorial Inc., as amended, and (b) each other plan that provides for the award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company of rights of any kind to receive Equity Securities of any Group Company or benefits measured in whole or in part by reference to Equity Securities of any Group Company.
“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due and payable, any Group Company in connection with, or as a result of, the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Group Company, (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document, and (c) any costs, fees and expenses incurred in connection with the preparation and audit of the PCAOB Financials and other one-time expenses in connection with its preparation for readiness to be a publicly-traded company. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any CGC Expenses.
“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a), Section 3.2(c) and Section 3.2(g) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.8(a) (Absence of Changes), and Section 3.17 (Brokers).
“Company Intellectual Property” means all Intellectual Property Rights owned by a Group Company.
“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that is licensed to any Group Company.
“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the

Group Companies, taken as a whole, or (b) the ability of the Company to consummate the Merger in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws or the interpretation or enforcement thereof by any Governmental Entity, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii) through (x)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing, (ix) any actions taken or omitted to be taken by any Group Companies at the written request or with the written consent of CGC, (x) any changes in GAAP or other applicable accounting standards or the interpretation thereof, (xi) any loss of employees, customers, suppliers, distributors, licensors, licensees or other business partners to the extent resulting from the public announcement or pendency of the transactions contemplated by this Agreement, or (xii) any litigation arising from or relating to this Agreement or the transactions contemplated hereby; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) through (xii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate; and provided, further, that changes, events, effects or occurrences that would not reasonably be expected to result in aggregate damages, costs or expenses to the Group Companies, taken as a whole, in excess of $5,000,000 shall not constitute a Company Material Adverse Effect.
“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliates, Representatives, successors or permitted assigns of any Company Related Party (other than, for the avoidance of doubt, the Company).
“Company Option” means, as of any determination time, each option to purchase Company Common Shares that is outstanding and unexercised, whether granted under a Company Equity Plan or otherwise.
“Company Preferred Share Conversion” has the meaning set forth in Section 2.4(d).
“Company Preferred Shares” means, collectively, the Company Series A-1 Preferred Shares, Company Series A-2 Preferred Shares, Company Series B-1 Preferred Shares, Company Series C-1 Preferred Shares, Company Series C-2 Preferred Shares, and Company Series D Preferred Shares.
“Company Product” means each platform or product candidate that is being researched, tested, developed or manufactured by or on behalf of the Group Companies.

“Company Related Party” has the meaning set forth in Section 3.19.
“Company Related Party Transactions” has the meaning set forth in Section 3.19.
“Company RSU Award” means, as of any determination time, each restricted stock unit award that is outstanding with respect to Company Common Shares, whether granted under a Company Equity Plan or otherwise.
“Company Series A-1 Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series A-1 Preferred Stock” pursuant to Company Certificate of Incorporation.
“Company Series A-2 Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series A-2 Preferred Stock” pursuant to the Company Certificate of Incorporation.
“Company Series B-1 Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series B-1 Preferred Stock” pursuant to the Company Certificate of Incorporation.
“Company Series C-1 Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series C-1 Preferred Stock” pursuant to the Company Certificate of Incorporation.
“Company Series C-2 Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series C-2 Preferred Stock” pursuant to the Company Certificate of Incorporation.
“Company Series D Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series D Preferred Stock” pursuant to the Company Certificate of Incorporation.
“Company Shares” means, collectively, the Company Preferred Shares and the Company Common Share.
“Company Stockholder” means the holders of Company Shares as of any determination time prior to the Effective Time. For the avoidance of doubt, (i) the holders of Company Warrants will become Company Stockholders immediately prior to the Closing upon exercise or conversion of such Company Warrants for Company Common Shares pursuant to Section 2.4(c), (ii) the holders of Company Preferred Shares will become Company Stockholders immediately prior to the Closing upon the Company Preferred Share Conversion pursuant to Section 2.4(d) and (iii) the holders of the Company Convertible Notes will become Company Stockholders immediately prior to Closing, upon conversion of the Company Convertible Notes pursuant to Section 2.4(c).
“Company Stockholder Agreement” means, collectively, that certain Third Amended Restated Investors’ Rights Agreement, dated as of December 15, 2021, by and among the Company and the other parties thereto.
“Company Stockholder Written Consent” has the meaning set forth in Section 5.13(b).
“Company Stockholder Written Consent Deadline” has the meaning set forth in Section 5.13(b).
“Company Warrant Agreements” means, collectively, the (i) Amended and Restated Series B-1 Preferred Stock Purchase Warrant issued on October 28, 2019 to purchase 19,930 Company Series B-1 Preferred Shares, (ii) Amended and Restated Warrant to Purchase Shares of Preferred Stock issued on December 19, 2022 to purchase 137,814 Company Series D Preferred Shares and (iii) Warrant to Purchase Shares of Preferred Stock as Amended and Restated issued on December 19, 2022 to purchase 137,814 Company Series D Preferred Shares.
“Company Warrants” means, as of any determination time, each warrant to purchase any capital stock of the Company that is outstanding and granted pursuant to the Company Warrant Agreements.
“Complementary Financing” means any (a) issuance of equity, equity-linked or debt securities, including, but not limited to, the additional senior secured convertible promissory notes of up to an aggregate principal amount of $6,500,000 contemplated to be entered into by the Company and as disclosed to CGC, any licensing transaction or any other financing transaction in which the investors in such transaction do not acquire 50% or more of the outstanding voting securities of the Company so long as such investors consent to the transactions contemplated by this Agreement and (b) any transaction that does not materially impede the ability of the Company to effect the transactions contemplated by this Agreement.
“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of August 11, 2025, by and between the Company and Cartesian Capital Group, LLC.
“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.
“Continental” means Continental Stock Transfer & Trust Company.
“Contract” or “Contracts” means any written agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.
“DGCL” has the meaning set forth in the recitals to this Agreement.
“Domestication” has the meaning set forth in the recitals to this Agreement.
“Domestication Proposal” has the meaning set forth in Section 5.8.
“Effective Time” has the meaning set forth in Section 2.1(b)(ii).
“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other benefit or compensatory plan, program, policy or Contract that any Group Company maintains, sponsors or contributes to, or under or with respect to which any Group Company has any Liability, other than any plan sponsored or maintained by a Governmental Entity.
“Environmental Laws” means any federal, state, local, municipal, foreign, international, or multinational law, regulation, or other applicable requirement, policy, guidance or treaty relating to (a) releases or threatened release of Hazardous Substance; (b) pollution or protection of employee health or safety, public health or the environment; or (c) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.
“Equity Incentive Plan Proposal” has the meaning set forth in Section 5.8.
“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.
“Equity Value” means $1,100,000,000.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any entity that together with any Group Company would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA and/or Sections 414(b), (c) and/or (m) of the Code.
“ESPP Proposal” has the meaning set forth in Section 5.8.
“Exchange Act” means the Securities Exchange Act of 1934.
“Exchange Agent” has the meaning set forth in Section 2.6(a).
“Exchange Agent Agreement” has the meaning set forth in Section 2.6(a).
“Exchange Fund” has the meaning set forth in Section 2.6(b).

“Exchange Ratio” means the quotient obtained by dividing (a) the Transaction Share Consideration, by (b) the number of Fully-Diluted Shares.
“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.
“Financial Statements” has the meaning set forth in Section 3.4(a).
“Foreign Benefit Plan” means each Employee Benefit Plan maintained by any of the Group Companies for its current or former employees, officers, directors or other individual service providers located outside of the United States.
“Founders” means Siyu Huang and Alex Yu.
“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (c) an intention to deceive another Party, to induce such Party to enter into this Agreement, (d) an intention to deceive another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (e) an intention to deceive another Party, to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.
“Fully-Diluted Shares” means an amount equal to, without duplication, (a) the aggregate number of Company Shares and any other shares of capital stock of the Company that are issued and outstanding as of immediately prior to the Effective Time calculated on a fully-diluted, as converted-to-Company Common Shares basis in accordance with the Company Certificate of Incorporation (including, for the avoidance of doubt, (i) the Company Common Shares issued upon the exercise of the Company Warrants immediately prior to the Closing pursuant to Section 2.4(c), (ii) the Company Common Shares issued upon the conversion of the Company Convertible Notes, to the extent the Company Convertible Notes are converted prior to the Closing, (iii) the Company Common Shares issued in connection with the Company Preferred Share Conversion pursuant to Section 2.4(d)), plus (b) the aggregate number of Company Common Shares issuable upon the full exercise, exchange or conversion of Vested Company Equity Awards that are outstanding as of immediately prior to the Effective Time. For the avoidance of doubt, the Company Common Shares issuable upon the full exercise, exchange or conversion of Unvested Company Equity Awards that are outstanding as of immediately prior to the Effective Time are not included in the calculation of Fully-Diluted Shares.
“GAAP” means United States generally accepted accounting principles.
“Governing Document Proposals” has the meaning set forth in Section 5.8.
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation and the “Governing Documents” of a Cayman Islands exempted company are its memorandum and articles of association.
“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body entitled under applicable Law to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private).
“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries.

“Hazardous Substance” means any pollutant, contaminant or toxic or hazardous material, substance or waste or petroleum, or any fraction thereof.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.
“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security (including, for the avoidance of doubt, the Company Convertible Notes), (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.
“Initial Company Designee” has the meaning set forth in Section 5.16(b).
“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing; (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing; (c) copyrights and works of authorship, database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing; (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not; and (e) rights in or to Software or other technology.
“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.
“Investment Company Act” means the Investment Company Act of 1940.
“Investor Stock Purchase Agreements” has the meaning set forth in the recitals to this Agreement.
“IPO” has the meaning set forth in Section 8.18.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.
“Key Supporting Company Stockholders” has the meaning set forth in the recitals to this Agreement.
“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).
“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation or other legally binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.
“Leased Real Property” has the meaning set forth in Section 3.18(b).
“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).
“Lookback Date” means January 1, 2023.
“Material Contracts” has the meaning set forth in Section 3.7(a).
“Material Permits” has the meaning set forth in Section 3.6.
“Merger” has the meaning set forth in the recitals to this Agreement.
“Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.
“Multiemployer Plan” has the meaning set forth in Section (3)37 or Section 4001(a)(3) of ERISA.
“Nasdaq” means the Nasdaq Capital Market.
“Nasdaq Proposal” has the meaning set forth in Section 5.8.
“Non-Party Affiliate” has the meaning set forth in Section 8.13.
“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to any of the Group Companies on a non-exclusive basis under standard terms and conditions.
“Officers” has the meaning set forth in Section 5.16(a).
“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.
“Other CGC Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of CGC Shares entitled to vote thereon, whether in person or by proxy at the CGC Shareholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of CGC and applicable Law.
“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.
“Parties” has the meaning set forth in the introductory paragraph to this Agreement.
“PCAOB” means the Public Company Accounting Oversight Board.
“Permits” means any approvals, authorizations, clearances, declarations of conformity, licenses, registrations, permits or certificates of a Governmental Entity.
“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) grants by any Group Company of non-exclusive rights in Intellectual Property Rights in the ordinary course of business consistent with past practice and (g) other Liens that do not materially and adversely affect the value, use or operation of the asset subject thereto.
“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity or Governmental Entity.
“Personal Data” means any data or information relating to an identified natural person that is regulated by the Privacy Laws.
“PIPE Financing” has the meaning set forth in the recitals to this Agreement.
“PIPE Financing Amount” has the meaning set forth in the recitals to this Agreement.
“PIPE Investors” has the meaning set forth in the recitals to this Agreement.
“Pre-Closing CGC Holders” means the holders of CGC Shares at any time prior to the Effective Time, together with their successors and assigns.
“Privacy and Data Security Policies” has the meaning set forth in Section 3.20(a).
“Privacy Laws” means Laws relating to the Processing or protection of Personal Data that apply to the Group Companies.
“Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed as a percentage equal to (i) the total number of shares of Company Shares beneficially owned by such Company Stockholder immediately prior to the Effective Time, divided by (ii) the Fully-Diluted Shares.
“Proceeding” means any lawsuit, litigation, action, audit, examination, claim, complaint, charge, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.
“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).
“Prospectus” has the meaning set forth in Section 8.18.
“Public Shareholders” has the meaning set forth in Section 8.18.
“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, pursuant to which any Group Company leases or sub-leases any real property.
“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of CGC.
“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.
“Required CGC Shareholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of CGC Shares entitled to vote thereon, whether in person or by proxy at the CGC Shareholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of CGC and applicable Law.
“Required Governing Document Proposals” means the Governing Document Proposals solely to the extent related to the amendments to the Governing Documents of CGC.
“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Domestication Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal and the Required Governing Document Proposals.

“Requisite Company Preferred Majority” means the holders of a majority of the outstanding Company Preferred Shares, whose vote or prior written consent is required for the automatic conversion of the Company Preferred Shares into Company Common Shares pursuant to Section 5.1 of the Company Certificate of Incorporation.
“Rollover Option” has the meaning set forth in Section 2.4(a).
“Rollover RSU Award” has the meaning set forth in Section 2.4(b).
“Sanctioned Countries” has the meaning set forth in Section 4.17(a).
“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and His Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“Schedules” means, collectively, the Company Disclosure Schedules and the CGC Disclosure Schedules.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the U.S. Securities Act of 1933.
“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.
“Signing Filing” has the meaning set forth in Section 5.4(b).
“Signing Press Release” has the meaning set forth in Section 5.4(b).
“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.
“Sponsor” has the meaning set forth in the recitals to this Agreement.
“Sponsor Support Agreement” has the meaning set forth in the recitals to this Agreement.
“Stockholder Support Agreements” has the meaning set forth in the recitals to this Agreement.
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of Equity Securities entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.
“Surviving Company” has the meaning set forth in Section 2.1(b)(i).
“Surviving Company Share” has the meaning set forth in Section 2.1(b)(v).

“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and including any secondary Liability for any of the aforementioned.
“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.
“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes required to be filed with any Governmental Entity.
“Termination Date” has the meaning set forth in Section 7.1(d).
“Transaction Litigation” has the meaning set forth in Section 5.2(c).
“Transaction Proposals” has the meaning set forth in Section 5.8.
“Transaction Share Consideration” means an aggregate number of CGC Shares equal to (a) the Equity Value, divided by (b) the CGC Share Value.
“Trust Account” has the meaning set forth in Section 8.18.
“Trust Account Released Claims” has the meaning set forth in Section 8.18.
“Trust Agreement” has the meaning set forth in Section 4.8.
“Trustee” has the meaning set forth in Section 4.8.
“Unpaid CGC Expenses” means the CGC Expenses that are unpaid as of immediately prior to the Closing.
“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.
“Unvested Company Equity Awards” means, collectively, the Unvested Company Options and the Unvested Company RSU Awards.
“Unvested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is not a Vested Company Option.
“Unvested Company RSU Award” means each Company RSU Award outstanding as of immediately prior to the Effective Time that is not a Vested Company RSU Award.
“Vested Company Equity Awards” means, collectively, the Vested Company Options and the Vested Company RSU Awards.
“Vested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is vested as of immediately prior to the Effective Time or will vest solely as a result of the consummation of the Merger.
“Vested Company RSU Award” means each Company RSU Award outstanding as of immediately prior to the Effective Time that is vested as of immediately prior to the Effective Time or will vest solely as a result of the consummation of the Merger.
“Willful Breach” means a material breach of this Agreement by a Party that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

ARTICLE 2
MERGER
Section 2.1   Closing Transactions.   On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:
(a)   Domestication.   At least one day prior to the Closing Date, CGC shall cause the Domestication to occur in accordance with Section 388 of the DGCL and Part Twelve of the Cayman Islands Companies Act (2025 Revision), including by filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to CGC and the Company, together with the CGC Certificate of Incorporation and completing and making all filings required to be made with the Cayman Registrar to effect the Domestication. In connection with (and as part of) the Domestication, CGC shall cause (i) each CGC Class A Share and CGC Class B Share that is issued and outstanding immediately prior to the Domestication to be converted into one share of CGC Series A Common Stock, par value $0.00001 per share of CGC, (ii) the Governing Documents of CGC to become the certificate of incorporation, substantially in the form attached hereto as Exhibit E (with such changes as may be agreed in writing by CGC and the Company, the “CGC Certificate of Incorporation”), and the bylaws, substantially in the form attached hereto as Exhibit F (with such changes as may be agreed in writing by CGC and the Company, the “CGC Bylaws”) and (iii) CGC’s name to be changed to “Factorial Holdings, Inc.”; provided, however, that in the case of clause (iii), each of the Parties acknowledges and agrees that each of the CGC Certificate of Incorporation and the CGC Bylaws shall be appropriately adjusted to give effect to any amendments to the Governing Documents of CGC contemplated by the CGC Certificate of Incorporation and the CGC Bylaws that are not adopted and approved by the Pre-Closing CGC Holders at the CGC Shareholders Meeting (other than, for the avoidance of doubt, the amendments to the Governing Documents of CGC that are contemplated by the Required Governing Document Proposals). CGC and its Representatives shall give the Company and its pertinent Representatives a reasonable opportunity to review any applicable documents, certificates or filings in connection with the Domestication and will consider, in good faith, any comments thereto. Following the consummation of the Domestication and prior to the Closing, the board of directors of CGC will resolve to ratify and approve such matters as may be required to effect the transactions contemplated by this Agreement and any such other matters as the Company and CGC may mutually agree.
(b)   The Merger.
(i)   On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date promptly following the consummation of the Domestication, Merger Sub shall merge with and into the Company at the Effective Time. Following the Effective Time, and as a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Company”).
(ii)   At the Closing, the Parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger, in a form reasonably satisfactory to the Company and CGC (the “Certificate of Merger”), to be executed and filed in accordance with the relevant provisions of the DGCL. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as is agreed by CGC and the Company and specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).
(iii)   The Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Company, in each case, in accordance with the DGCL.
(iv)   At the Effective Time, the Governing Documents of Merger Sub shall be the Governing Documents of the Surviving Company, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(v)   At the Effective Time, the directors and officers of the Company immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Company, each to hold office in accordance with the Governing Documents of the Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.
(vi)   At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock, par value $0.0001, of the Surviving Company (each such share, a “Surviving Company Share”).
(vii)   At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share (other than the Company Shares (A) cancelled and extinguished pursuant to Section 2.1(b)(x) or (B) held by the Founders, and any Company Dissenting Shares) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive a number of shares of CGC Series A Common Stock equal to the Exchange Ratio.
(viii)   At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share held by the Founders issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive a number of shares of CGC Series B Common Stock equal to the Exchange Ratio. Pursuant to, and in accordance with, the CGC Certificate of Incorporation, each share of CGC Series B Common Stock shall have ten (10) votes per share and the shares of CGC Series B Common Stock shall not be publicly listed or traded, shall be freely convertible into shares of CGC Series A Common Stock on a one-to-one basis, and will automatically be converted into shares of Class A Common Stock on that basis upon the earliest to occur of (A) the date specified by affirmative vote of the holders of at least 66-2/3% of the outstanding shares of Series B Common Stock, voting as a single series, (B) a Transfer (as defined in the CGC Certificate of Incorporation), (C) the date that is nine months following the death or Incapacity (as defined in the CGC Certificate of Incorporation) of a Founder, (C) with respect to each Founder, upon such Founder, together with its Permitted Transferees (as defined in the CGC Certificate of Incorporation) collectively owning a number of shares of Series A Common Stock and Series B Common Stock equal to less than half of the number of shares of Series B Common Stock held thereby as of the Effective Date, and (D) the seven (7) year anniversary of the Closing Date.
(ix)   From and after the Effective Time, each Company Stockholder’s certificates (the “Certificates”), if any, evidencing ownership of the Company Shares and the Company Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law.
(x)   At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Effective Time by the Company as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.
(xi)   For purposes of calculating the aggregate number of CGC Shares issuable to each Company Stockholder pursuant to the terms of Section 2.1(b)(vii) and Section 2.1(b)(vii), all Company Shares held by such holder shall be aggregated, and the Exchange Ratio shall be applied to that aggregate number of shares held by such holder, and not on a share-by-share basis, and the number of CGC Shares to be issued shall be rounded down to the nearest whole share.
(xii)   If, between the date of this Agreement and the Closing, the outstanding CGC Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of CGC Shares will be appropriately adjusted to provide to the holders of Company Shares the same economic effect as contemplated by this Agreement; provided, however, that this Section 2.1(b)(xii) shall not (A) be construed to permit CGC, Merger Sub or the Company to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement, or (B) apply to the Domestication or any other transactions expressly contemplated by this Agreement or any Ancillary Document to the extent consummated in accordance with the terms contemplated by this Agreement and/or such Ancillary Document, as applicable.
Section 2.2   Closing of the Transactions Contemplated by this Agreement.   The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.11 as promptly as reasonably practicable, but in no event later than the fifth (5th) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the date upon which the Closing actually occurs is referred to herein as “Closing Date”) or at such other place, date and/or time as CGC and the Company may agree in writing.
Section 2.3   Allocation Schedule.   At least five (5) Business Days prior to the Closing Date, the Company shall deliver to CGC an allocation schedule (the “Allocation Schedule”) setting forth (i) the number of Company Shares held by each Company Stockholder (including the number of Company Common Shares subject to the Company Warrants that will be exercised for Company Common Shares pursuant to Section 2.4(c) held by each holder thereof, and after giving effect to the conversion of the Company Convertible Notes and the Company Preferred Share Conversion pursuant to Section 2.4(d)), (ii) the number of Company Common Shares subject to each Company Equity Award held by each holder thereof, as well as whether each such Company Equity Award will be a Vested Company Equity Award or an Unvested Company Equity Award as of immediately prior to the Effective Time, and, in each case, the exercise price thereof, (iii) the number of CGC Shares that will be subject to each Rollover Option and each Rollover RSU Award, and, in the case of each Rollover Option, the exercise price thereof at the Effective Time, (iv) the Transaction Share Consideration, the Fully-Diluted Shares and the Exchange Ratio, (v) each Company Stockholder’s Pro Rata Share of the Transaction Share Consideration (including, for the avoidance of doubt, in respect of any Company Shares that are issued upon exercise of the Company Warrants immediately prior to the Closing pursuant to Section 2.4(c), the conversion of the Company Convertible Notes and after giving effect to the Company Preferred Share Conversion pursuant to Section 2.4(d)), and (vi) a certification, duly executed by an authorized officer of the Company, that (a) the information and calculations delivered pursuant to clauses (i), (ii), (iii), (iv), and (v) is, and will be as of immediately prior to the Effective Time, true and correct in all respects and in accordance with the last sentence of this Section 2.3 and (b) the Company has performed, or otherwise complied with, as applicable, its covenants and agreements set forth in Section 2.4(f) and Section 5.13(d). The Company will review any comments to the Allocation Schedule provided by CGC or any of its Representatives and consider in good faith and incorporate any reasonable comments proposed by CGC or any of its Representatives. Notwithstanding the foregoing or anything to the contrary herein, (A) the aggregate number of CGC Shares that each Company Stockholder will have a right to receive pursuant to Section 2.1(b)(vii) and 2.1(b)(viii) will be rounded down to the nearest whole share, (B) in no event shall the aggregate number of CGC Shares set forth on the Allocation Schedule that are allocated in respect of the Equity Securities of the Company exceed the Transaction Share Consideration, (C) in no event shall the Allocation Schedule (or the calculations or determinations therein) breach, as applicable, any applicable Law, the Governing Documents of the Company, the Company Stockholder Agreements, the Company Equity Plan or any other Contract to which the Company is a party or bound (taking into account, for the avoidance of doubt, any actions taken by the Company pursuant to Section 2.4(f) and Section 5.13(d)) and (D) the CGC Parties and the Exchange Agent will be entitled to rely upon the Allocation Schedule for purposes of allocating the transaction consideration to the Company Stockholders under this Agreement or under the Exchange Agent Agreement, as applicable.
Section 2.4   Treatment of Company Equity Awards, Company Warrants, Company Convertible Notes and Company Preferred Shares.
(a)   At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 2.4(f)), each Company Option (whether a Vested

Company Option or an Unvested Company Option) shall cease to represent the right to purchase Company Common Shares and shall be canceled in exchange for an option to purchase CGC Shares under the CGC Equity Plan (each, a “Rollover Option”) in an amount equal to the product (rounded down to the nearest whole number) of (x) the number of Company Common Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (i) the exercise price per share of such Company Option immediately prior to the Effective Time, divided by (ii) the Exchange Ratio; provided, however, that such conversion shall occur in a manner intended to comply with (A) the requirements of Section 409A of the Code and (B) in the case of any Rollover Option that is an incentive stock option, the requirements of Section 424 of the Code. Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Option immediately prior to the Effective Time, except for (i) as provided above in this Section 2.4(a), or (ii) terms (A) rendered inoperative by reason of the transactions contemplated by this Agreement (including any anti-dilution or other similar provisions that adjust the number of underlying shares that could become exercisable subject to the options) or (B) to the extent they conflict with the CGC Equity Incentive Plan and (iii) such other immaterial administrative or ministerial changes as the CGC Board (or the compensation committee of the CGC Board) may determine in good faith are appropriate to effectuate the administration of the Rollover Options.
(b)   At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 2.4(f)), each Company RSU Award (whether a Vested Company RSU Award or an Unvested Company RSU Award) shall cease to have any rights in respect of the Company Common Shares and shall be canceled in exchange for a restricted stock unit award under the CGC Equity Incentive Plan (each, a “Rollover RSU Award”) that settles in a number of CGC Shares (rounded down to the nearest whole share) in an amount and subject to such terms and conditions, in each case, as set forth on the Allocation Schedule. Each Rollover RSU Award shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company RSU Award immediately prior to the Effective Time, except for (i) terms (A) rendered inoperative by reason of the transactions contemplated by this Agreement (including any anti-dilution or other similar provisions that adjust the number of underlying shares that could vest subject to the restricted stock unit award) or (B) to the extent they conflict with the CGC Equity Incentive Plan and (ii) such other immaterial administrative or ministerial changes as the CGC Board (or the compensation committee of the CGC Board) may determine in good faith are appropriate to effectuate the administration of the Rollover RSU Awards.
(c)   Immediately prior to the Effective Time, the Company Convertible Notes shall be converted into Company Common Shares pursuant to their terms (the “Company Convertible Notes Conversion”) and each such Company Convertible Note shall no longer be issued or outstanding and shall instead automatically be canceled, extinguished, retired and shall cease to exist, and each holder of the Company Convertible Notes shall thereafter cease to have any rights with respect to such Company Convertible Notes, other than, for the avoidance of doubt, with respect to the Company Common Shares into which such Company Convertible Notes have been converted and then as expressly provided herein.
(d)   On the Closing Date, prior to the Effective Time, the Company shall cause each Company Preferred Share that is issued and outstanding immediately prior to the Effective Time to be automatically converted into and become a number of Company Common Shares in accordance with the terms of Section 5.1 of the Company Certificate of Incorporation (the “Company Preferred Share Conversion”), and each such Company Preferred Share shall no longer be issued and outstanding and shall automatically be canceled, extinguished, retired and shall cease to exist, and each holder of Company Preferred Shares shall thereafter cease to have any rights with respect to such Company Preferred Share, other than, for the avoidance of doubt, with respect to the Company Common Shares into which such Company Preferred Shares have been converted and then as expressly provided herein.
(e)   On the Closing Date, prior to the Effective Time, the Company shall cause each Company Warrant that is issued and outstanding immediately prior to the Effective Time to be automatically converted into and become a number of Company Common Shares in accordance with the terms of Company Warrant Agreements, and each such Company Warrant shall no longer be issued and outstanding and shall automatically be canceled, extinguished, retired and shall cease to exist, and each holder of Company Warrant shall thereafter cease to have any rights with respect to such Company Warrant, other than, for the avoidance of doubt, with respect to the Company Common Shares into which such Company Warrants have been converted and then as expressly provided herein.
(f)   Prior to the Closing, the Company shall take, or cause to be taken, all necessary or appropriate actions under the Company Equity Plans, under the underlying grant, award or similar agreement, if required by the holders of Company Warrants, under the Company Warrant Agreements, Company Convertible Note and otherwise to give effect to the provisions of this Section 2.4.
Section 2.5   Treatment of CGC Securities.   On the Closing Date and prior to the Effective Time:
(a)   Each CGC Class B Share issued and outstanding immediately prior to the Effective Time shall, in accordance with CGC’s Governing Documents, automatically convert into one (1) CGC Class A Share.
(b)   To the extent any CGC Units remain outstanding and unseparated, immediately prior to the Effective Time, the CGC Class A Shares and the CGC Public Warrants comprising each such issued and outstanding CGC Unit immediately prior to the Effective Time shall be automatically separated, and the holder of each CGC Unit shall be deemed to hold one (1) CGC Class A Share and one-half (1/2) of one (1) CGC Public Warrant; and all CGC Units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist.
(c)   At the Effective Time, each CGC Public Warrant shall remain outstanding, but shall no longer be exercisable for CGC Units and shall instead be exercisable for CGC Class A Common Stock; provided, however, that if the Warrant Amendment is approved by the holders of CGC Public Warrants prior to the Closing, each CGC Public Warrant shall instead be treated in accordance with the terms of such Warrant Amendment.
Section 2.6   Deliverables
(a)   As promptly as reasonably practicable following the date of this Agreement, but in no event later than ten (10) Business Days prior to the Closing Date, CGC shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) (it being understood and agreed that Continental (or any of its Affiliates) shall be deemed to be acceptable to the Company) and enter into an exchange agent agreement (the “Exchange Agent Agreement”) with the Exchange Agent for the purpose of exchanging Certificates, if any, representing the Company Common Shares and each Company Share held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, which shall be converted into the right to receive the portion of the Transaction Share Consideration issuable in respect of such Company Shares pursuant to Section 2.1(b)(vii) and (viii) and on the terms and subject to the other conditions set forth in this Agreement. Notwithstanding the foregoing or anything to the contrary herein, in the event that Continental is unable or unwilling to serve as the Exchange Agent, then CGC and the Company shall, as promptly as reasonably practicable thereafter, but in no event later than the Closing Date, mutually agree upon an exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), CGC shall appoint and enter into an exchange agent agreement with such exchange agent, who shall for all purposes under this Agreement constitute the Exchange Agent and each of CGC and the Company shall mutually agree to any changes to the Exchange Agent Agreement in order to satisfy any requirements of such exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed). The Company shall reasonably cooperate with CGC and the Exchange Agent in connection with the appointment of the Exchange Agent, the entry into the Exchange Agent Agreement and the covenants and agreements set forth in this Section 2.6 (including the provision of any information, or the entry into any agreements or documentation, necessary or advisable in connection with any of the foregoing or otherwise required by the Exchange Agent Agreement for the Exchange Agent to fulfill its duties as the Exchange Agent in connection with the transactions contemplated hereby).
(b)   At the Effective Time, CGC shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Stockholders and for exchange in accordance with this Section 2.6 through the Exchange Agent, evidence of CGC Shares in book-entry form representing the Transaction Share Consideration issuable pursuant to Section 2.1(b)(vii) and (viii), in exchange for the Company Shares outstanding immediately prior to the Effective Time. All shares in book-entry form representing the portion of the Transaction Share Consideration issuable pursuant to Section 2.1(b)(vii) and (viii) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.
(c)   Each Company Stockholder holding a Certificate whose Company Shares have been converted into the right to receive a portion of the Transaction Share Consideration pursuant to Section 2.1(b)(vii) and 2.1(b)(viii) shall be entitled to receive the portion of the Transaction Share Consideration to which he, she or it is entitled upon the surrender to the Exchange Agent of such Certificate (or affidavit of loss in lieu thereof). Each Company Stockholder holding Company Shares in book-entry form whose Company Shares have been converted into the right to receive a portion of the Transaction Share Consideration pursuant to Section 2.1(b)(vii) and 2.1(b)(vii) (including each Company Share issued in connection with or as a result of the conversions and rollovers pursuant to Section 2.4(d)) shall automatically be entitled to receive the portion of the Transaction Share Consideration to which he, she or it is entitled.
(d)   On the Closing Date, CGC shall cause the applicable portion of the Transaction Share Consideration to be issued to the applicable Company Stockholder in book-entry form; provided, however, that in the case of any Company Shares represented by a Certificate, the Exchange Agent shall not issue such consideration until the surrender of such Certificate (or affidavit of loss in lieu thereof) in accordance with Section 2.6(a).
(e)   If any portion of the Transaction Share Consideration is to be issued to a Person other than the Company Stockholder in whose name the surrendered Certificate or the transferred Company Share in book-entry form is registered, it shall be a condition to the issuance of the applicable portion of the Transaction Share Consideration that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Share in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any Transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Share in book-entry form or establish to the satisfaction of the Exchange Agent that such Transfer Taxes have been paid or are not payable.
(f)   No interest will be paid or accrued on the Transaction Share Consideration (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.6, each Company Share (other than, for the avoidance of doubt, the Company Shares cancelled and extinguished pursuant to Section 2.1(b)(x) or any Company Dissenting Shares) shall solely represent the right to receive a portion of the Transaction Share Consideration to which such Company Share is entitled to receive pursuant to Section 2.1(b)(vii) and 2.1(b)(viii).
(g)   At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding immediately prior to the Effective Time.
(h)   Any portion of the Exchange Fund that remains unclaimed by the Company Stockholder twelve (12) months following the Closing Date shall be delivered to CGC or as otherwise instructed by CGC, and any Company Stockholder who has not exchanged his, her or its Company Shares for the applicable portion of the Transaction Share Consideration in accordance with this Section 2.6 prior to that time shall thereafter look only to CGC for the issuance of the applicable portion of the Transaction Share Consideration, without any interest thereon. None of CGC, the Surviving Company or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any portion of the Transaction Share Consideration remaining unclaimed by the Company Stockholder immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of CGC free and clear of any claims or interest of any Person previously entitled thereto.
Section 2.7   Company Dissenting Shares.   Notwithstanding anything to the contrary herein, any Company Shares for which a Company Stockholder (a) has not voted in favor of the Merger or consented to it in writing and (b) has demanded the appraisal of such Company Shares in accordance with, and has complied in all respects with, Section 262 of the DGCL (collectively, such stockholders, the “Company Dissenting Stockholders”, and such shares, the “Company Dissenting Shares”) shall not be converted into the right to receive the Transaction Share Consideration pursuant to Section 2.1(b)(vii). From and after the Effective Time, (i) the Company Dissenting Shares shall be cancelled and extinguished and shall cease to exist and (ii) the Company Dissenting Stockholders shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL and shall not be entitled to exercise any of the voting rights or other rights of a stockholder of CGC, the Surviving Company or any of its Affiliates (including CGC); provided that if any Company Dissenting Stockholder effectively withdraws or loses such appraisal rights (whether through failure to perfect such appraisal rights or otherwise), then the Company Shares held by such Company Dissenting Stockholder (A) shall no longer be deemed to be Company Dissenting Shares and (B) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Transaction Share Consideration pursuant to Section 2.1(b)(vii) (subject, in the case of Company Shares represented by Certificates, to the surrender of such Certificates or affidavits of loss in lieu thereof). Each Company Dissenting Stockholder who becomes entitled to payment for his, her or its Company Dissenting Shares pursuant to the DGCL shall receive payment thereof from the Company in accordance with the DGCL. The Company shall give CGC prompt notice of any written demands for appraisal of any Company Share, attempted withdrawals of such demands and any other documents or instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal in accordance with the provisions of Section 262 of the DGCL, and CGC shall, at its sole cost and expense, have the opportunity to participate in, but not control, all negotiations and proceedings with respect to all such demands. The Company shall not, except with the prior written consent of CGC (which consent shall not be unreasonably withheld, conditioned, or delayed), settle, or make any payment, or deliver any consideration, with respect to, any such demand.
Section 2.8   Withholding.   CGC, the Group Companies and the Exchange Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).
ARTICLE 3
REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES
Subject to Section 8.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to the CGC Parties, in each case, as of the date of this Agreement and as of the Closing Date, as follows:
Section 3.1   Organization and Qualification.
(a)   Each Group Company is a corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable) and in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect. Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of organization, incorporation or formation (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect.
(b)   True and complete copies of the Governing Documents of the Group Companies and each of the Company Stockholder Agreements has been made available to CGC, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Group Companies and the Company

Stockholder Agreements are in full force and effect, and the Group Companies are not in breach or violation of any provision set forth in its Governing Documents or the Company Stockholder Agreements, as applicable.
Section 3.2   Capitalization of the Group Companies.
(a)   Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement as of the date of this Agreement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, (ii) the identity of the Persons that are the record and beneficial owners thereof, (iii) with respect to each Company Equity Award, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, and (D) any applicable vesting schedule (including acceleration provisions), (iv) with respect to each Company Warrant, (A) the date of grant and (B) any applicable exercise or similar price and (v) with respect to the Company Convertible Notes, (A) the original principal amount, (B) the applicable interest rate, (C) the maturity date, and (D) the current outstanding balance. All of the Equity Securities of the Company (including each Company Share issued or issuable in connection with or as a result of the Company Preferred Share Conversion) have been duly authorized and validly issued. All of the outstanding Company Shares are fully paid and non-assessable. The Equity Securities of the Company (including each Company Share issued or issuable in connection with or as a result of the Company Preferred Share Conversion) (1) were not issued in violation of the Governing Documents of the Company, the Company Stockholder Agreements or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in all material respects in compliance with applicable Law, including Securities Laws. Except for the Company Options, Company RSU Awards, Company Warrants and Company Convertible Notes set forth on Section 3.2(a) of the Company Disclosure Schedules or the Company Options or Company RSU Awards either permitted by Section 5.1(b) or issued, granted or entered into in accordance with Section 5.1(b), the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company.
(b)   The Equity Securities of the Company are free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Stockholder Agreements). Except for the Company Stockholder Agreements, there are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Company’s Equity Securities.
(c)   Section 3.2(c) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. There are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which holders of Company Shares may vote.
(d)   Except as set forth (i) on Section 3.2(d) of the Company Disclosure Schedules and (ii) in the Company Stockholder Agreements, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Company’s Equity Securities between the Company and any other Person.
(e)   None of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity

Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.
(f)   Section 3.2(f) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Group Companies as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.
(g)   Section 3.2(g) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Group Companies.
(h)   Other than the Company Convertible Notes, there are no debt instruments outstanding convertible into or otherwise entitling the holder thereof to any of the Company’s Equity Securities.
Section 3.3   Authority.
(a)   The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Company Stockholder Written Consent (including the approval of the Requisite Company Preferred Majority with respect to the Company Preferred Share Conversion), the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party, the performance of the Company’s obligations hereby and thereby and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or is contemplated to be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with their respective terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). The Company Stockholder Written Consent, including the Requisite Company Preferred Majority, is the only vote of the holders of any class or series of capital stock of the Company required to approve and adopt this Agreement, the Ancillary Documents to which the Company is or is contemplated to be a party, the performance of the Company’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby (including the Merger).
(b)   The Company Board unanimously and duly adopted resolutions (a) determining that entry into this Agreement and the other Ancillary Documents to which the Company is party, and the consummation of the transactions contemplated hereby and thereby, including the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders, (b) approving this Agreement, such other Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, including the Merger, and (c) directing that this Agreement be submitted to the Company Stockholders entitled to vote thereon for adoption thereby and resolving to make the Company Board Recommendation, which resolutions have not been subsequently withdrawn or modified in a manner adverse to CGC or Merger Sub.
Section 3.4   Financial Statements; Undisclosed Liabilities.
(a)   The Company has made available to CGC a true and complete copy of the following financial statements, which are attached as Section 3.4(a) of the Company Disclosure Schedules: the unaudited consolidated balance sheet of the Group Companies as of December 31, 2023 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for the period ended December 31, 2023 (the “Financial Statements”). Each of the Financial Statements (including the notes thereto) (A) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (B) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein.

(b)   The audited consolidated balance sheet of the Group Companies as of December 31, 2024 and the related audited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for the period ended December 31, 2024 (the “Closing Company Audited Financial Statements”), when delivered following the date of this Agreement in accordance with Section 5.17, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (iii) will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditors and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).
(c)   Except (i) as set forth on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which are Liabilities directly or indirectly related to a breach of Contract, breach of warranty, tort, infringement, Proceeding or violation of, or non-compliance with, Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby and (iv) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.
(d)   The Group Companies have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance (i) that all transactions are executed in accordance with management’s authorization, (ii) that all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Group Company’s properties or assets. The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.
(e)   Except as set forth in Section 3.4(e) of the Company Disclosure Schedule, since the Lookback Date, no Group Company has received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Group Companies, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.
Section 3.5   Consents and Requisite Governmental Approvals; No Violations.
(a)   No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) the filing of the Certificate of Merger or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.
(b)   None of the execution or delivery by the Company of this Agreement or any Ancillary Documents to which it is or will be a party, the performance by the Company of its obligations hereunder or thereunder, or the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the

Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Material Contract to which any Group Company is a party or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as would not have a Company Material Adverse Effect.
Section 3.6   Permits.   The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business, the lack of which could reasonably be expected to have a Company Material Adverse Effect. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.
Section 3.7   Material Contracts.
(a)   Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which a Group Company is a party as of the date of this Agreement, excluding any Employee Benefit Plan (each Contract required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 3.7(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):
(i)   any Contract relating to Indebtedness for borrowed money of any Group Company in an amount exceeding $1,000,000 or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of any Group Company;
(ii)   any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $2,500,000;
(iii)   any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $2,500,000;
(iv)   any (A) joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization or research or development Contract, in each case, which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from any Group Company in excess of $2,500,000 over the life of the Contract and (B) any Contract with respect to material Company Licensed Intellectual Property (other than Contracts for the licensing of Off-the-Shelf Software or Open Source Software, nondisclosure agreements entered into in the ordinary course, trademark or feedback licenses that are incidental to the primary purpose of the contract or Contracts providing licenses to a Group Company for the purpose of enabling such Group Company to provide services to the applicable licensor);
(v)   any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of CGC or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer, in each case, in any material respect or that would so limit or purports to limit in any material respect, CGC or any of its Affiliates after the Closing;
(vi)   any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) $2,500,000 annually or (B) $5,000,000 over the life of the agreement;

(vii)   any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company, in each case in excess of $2,500,000;
(viii)   any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person, in each case, in excess of $500,000;
(ix)   any Contract required to be disclosed on Section 3.19 of the Company Disclosure Schedules;
(x)   any Contract with any Person (A) pursuant to which any Group Company (or CGC or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events in relation to Company Products or (B) under which any Group Company grants to any Person any exclusivity, right of first refusal or right of first negotiation with respect to any Company Product or any Company Intellectual Property;
(xi)   any Contract governing the terms of the employment, engagement or services of any current director, manager, officer, employee, individual independent contractor or other service provider of a Group Company that provides for annual cash base compensation in excess of $300,000;
(xii)   any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;
(xiii)   any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve payments in excess of $2,500,000 after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on any Group Company (or CGC or any of its Affiliates after the Closing); and
(xiv)   any other Contract the performance of which requires either (A) annual payments to or from any Group Company in excess of $2,500,000 or (B) aggregate payments to or from any Group Company in excess of $5,000,000 over the life of the agreement and, in each case, that is not terminable by the applicable Group Company without penalty upon less than thirty (30) days’ prior written notice.
(b)   (i) Each Material Contract is valid and binding on the applicable Group Company and, to the knowledge of the Company, the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, the counterparties thereto, (ii) the applicable Group Company and, to the knowledge of the Company, the counterparties thereto are not in material breach of, or default under, any Material Contract and (iii) no event has occurred that (with or without due notice or lapse of time or both) would result in a material breach of, or default under, any Material Contract by the applicable Group Company or, to the Company’s knowledge, the counterparties thereto. The Company has made available to CGC true and complete copies of all Material Contracts in effect as of the date hereof (other than purchase orders, invoices, and similar confirmatory or administrative documents that are ancillary to the main contractual relationship between the parties to a particular Contract or group of Contracts and that, in each case, do not contain any material executory or continuing terms, conditions, obligations or rights).
Section 3.8   Absence of Changes.   Except as set forth in Section 3.8 of the Company Disclosure Schedule, during the period beginning on January 1, 2025 and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the Company has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of CGC if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i) (making dividends and distributions), Section 5.1(b)(iv)(A) (sell, license, dispose of material assets), Section 5.1(b)(viii) (increase compensation and bonuses), Section 5.1(b)(xii) (liquidate, restructure, reorganize), Section 5.1(b)(xv) (make any change of control payments) or Section 5.1(b)(xvi) (amend, terminate or modify any Material Contracts, waive any material benefit or right under any Material Contract or enter into any Contract that would constitute a Material Contract).
Section 3.9   Litigation.   Except as set forth in Section 3.9 of the Company Disclosure Schedules, there is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Company’s knowledge, currently threatened (i) against the Company or, to the Company’s knowledge, any officer, director or Key Persons (in their capacities as such); (ii) that questions the validity of this Agreement and the Ancillary Documents or the right of the Company to enter into them, or to consummate the transactions contemplated by the transactions contemplated by this Agreement; or (iii) that would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor, to the Company’s knowledge, any of its officers, directors or Key Persons is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, directors or Key Persons, in their capacities as such and such as would affect the Company).
Section 3.10   Compliance with Applicable Law.   During the three (3) years prior to the Closing, the Company has complied in all material respects with all federal, state, local or foreign statutes, rule or regulations applicable to it. The Company is not in violation or default (i) of any provisions of its Governing Documents, (ii) of any instrument, judgment, order, writ or decree, (iii) under any note, indenture or mortgage, or (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound except, in the case of clauses (iii) and (iv), as would not have a Company Material Adverse Effect. The execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.
Section 3.11   Employee Plans.
(a)   Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction). With respect to each material Employee Benefit Plan, the Group Companies have provided CGC with true and complete copies of the material documents pursuant to which the plan is maintained, funded and administered.
(b)   No Employee Benefit Plan is or was within the past six (6) years, nor does any Group Company or any of its ERISA Affiliates have or had within the past six (6) years any Liability with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Group Company has any material Liabilities to provide any retiree or post-termination health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full cost of coverage or for a limited period of time following a termination of employment pursuant to the terms of an Employee Benefit Plan in effect as of the date hereof and set forth in Section 3.11(a) of the Company Disclosure Schedules. No Group Company has any material Liabilities by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.
(c)   Each Employee Benefit Plan is in compliance, in all material respects, with its terms and the requirements of all applicable Laws including, without limitation, ERISA and the Code. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service that the Employee Benefit Plan is so qualified and, to the Company’s knowledge, no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS that would reasonably be expected to result in the loss of the qualified status of any such Employee Benefit Plan. None of the Group Companies has incurred (whether or not assessed) any material penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.
(d)   As of the date of this Agreement, there are no pending or, to the Company’s knowledge, threatened in writing claims or Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits). There have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Employee Benefit Plan, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. With respect to each Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
(e)   The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not materially (alone or in combination with any other event) (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies or (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies.
(f)   No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” of any of the Group Companies under any Employee Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code.
(g)   Each Employee Benefit Plan or Contract (or any other agreement, program, policy or arrangement by or to which any of the Group Companies is a party, is bound or is otherwise liable) that provides “nonqualified deferred compensation” as defined in Section 409A of the Code (or any corresponding provision of state, local or foreign Tax Law) is and has been in compliance in all material respects with Section 409A of the Code and all applicable guidance from the Internal Revenue Service. The Group Companies have no material obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999 or 409A of the Code.
(h)   Each Foreign Benefit Plan that is required to be registered or intended to be tax exempt has been registered (and, where applicable, accepted for registration) and is tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Entity. No Foreign Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) or has any material unfunded or underfunded Liabilities. All material contributions required to have been made by or on behalf of the Group Companies with respect to plans or arrangements maintained or sponsored a Governmental Entity (including severance, termination indemnities or other similar benefits maintained for employees outside of the U.S.) have been timely made or fully accrued.
Section 3.12   Environmental Matters.   Except as would not reasonably be expected to have a Company Material Adverse Effect (a) the Company is, and since the Lookback Date has been, in compliance with all Environmental Laws in all material respects; (b) to the Company’s knowledge, there has been no release or threatened release of any Hazardous Substance, on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company; (c) there have been no Hazardous Substances generated by the Company that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any governmental authority in the United States; (d) there are no underground storage tanks located on, no polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by the Company, except for the storage of hazardous waste in compliance with Environmental Laws; (e) the Company does not manufacture, handle, import, export, or transport any nanoengineered or nanoscale material; and (f) the Company does not and has not imported any Hazardous Substances. The Company has made available to CGC true and complete copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies and environmental studies or assessments.
Section 3.13   Intellectual Property.
(a)   A Group Company owns all Company Intellectual Property free and clear of any Liens, other than Permitted Liens. Since the Lookback Date, no Group Company has received any written communications alleging that any Group Company has violated, or by conducting its business, would violate any of the Intellectual Property Rights of any other Person. No Company Product infringes any Intellectual Property Rights of any other party, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. The Group Companies have obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with such Group Company’s business.
(b)   Each employee has assigned to a Group Company all Intellectual Property Rights he or she solely or jointly conceived, reduced to practice, developed or made during the period of his, her or its employment that (i) relate, at the time of conception, reduction to practice, development, or making of such Intellectual Property Right, to the Company’s business, (ii) were developed on any amount of the Company’s time or with the use of any of the Company’s equipment, supplies, facilities or information or (iii) resulted from the performance of services for the Company. Each consultant who has developed any material Company Intellectual Property has assigned to a Group Company all Intellectual Property Rights that she, he, or it solely or jointly conceived, reduced to practice, developed or made within the scope of their engagement with the applicable Group Company. It will not be necessary to use any inventions of any of its employees made prior to their employment by a Group Company, except for such inventions assigned or licensed to such Group Company.
(c)   Section 3.13(c) of the Company Disclosure Schedules lists all patents, patent applications, registered trademarks, trademark applications, service marks, service mark applications, tradenames, and registered copyrights, in each case owned by a Group Company.
(d)   The Group Companies have not embedded, used or distributed any open source, copyleft or community source code (including but not limited to any libraries or code, software, technologies or other materials that are licensed or distributed under any General Public License, Lesser General Public License or similar license arrangement or other distribution model described by the Open Source Initiative at www.opensource.org, collectively “Open Source Software”) in connection with any of the Company Products that are generally available in any manner that requires (i) any Software constituting Company Intellectual Property (other than the Open Source Software itself) be disclosed or distributed in source code form or be licensed for the purpose of making derivative works; (ii) any restriction on the consideration to be charged for the distribution of any Company Products; (iii) the grant to any third party of any rights or immunities under patents owned by the Company.
(e)   No government funding, facilities of a university, college, other educational institution or research center, or funding from third parties was used in the development of any Company Intellectual Property. No Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, university, college, or other educational institution or research center in a manner that would affect any Group Company’s rights in the Company Intellectual Property.

Section 3.14   Employee Matters.
(a)   Section 3.14(a) of the Company Disclosure Schedules, lists the full-time employees, part time employees, consultants and natural person independent contractors employed or engaged by the Company as of the date hereof. Subsection 3.14(a) of the Company Disclosure Schedules also sets forth for each worker: salary (or other base wage rate), bonus, severance obligations and deferred compensation paid or payable (in each case as applicable).
(b)   To the Company’s knowledge, none of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such employee’s ability to perform required services to the Company or that would conflict with the Company’s business. Neither the execution or delivery of this Agreement and the Ancillary Documents, nor the carrying on of the Company’s business by the employees of the Company, nor the conduct of the Company’s business as now conducted and as presently proposed to be conducted, will, to the Company’s knowledge, conflict with or result in a breach of the material terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such Company employee is now obligated.
(c)   In the past three (3) years, the Company has paid its employees, consultants, and natural person independent contractors for all wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it that have become due and payable and have reimbursed all or amounts required to be reimbursed to such employees, consultants and natural person independent contractors. In the past three (3) years, the Company has complied in all material respects with all applicable state and federal equal employment opportunity Laws and with other Laws related to employment, including those related to wages, hours, worker classification and collective bargaining.
(d)   To the Company’s knowledge, no Key Persons intend to terminate employment with the Company within the twelve (12) months immediately following the Closing.
(e)   The Company is not currently bound by or subject to (and none of its assets or properties is bound by or subject to) any Contract, with any labor union, and, in the past three (3) years, no labor union has requested or, to the knowledge of the Company, has sought to represent any of the employees of the Company (in their capacities as such). There is no strike or other labor dispute involving the Company pending, or to the Company’s knowledge, threatened, which could have a Company Material Adverse Effect, nor is the Company currently aware of any labor organization activity involving its employees.
(f)   Except as set forth on Section 3.14(f) of the Company Disclosure Schedules, to the Company’s knowledge, none of the Key Persons or directors of the Company has been (i) subject to voluntary or involuntary petition under the federal bankruptcy laws or any state insolvency law or the appointment of a receiver, fiscal agent or similar officer by a court for his business or property; (ii) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) subject to any order, judgment or decree (not subsequently reversed, suspended, or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him or her from engaging, or otherwise imposing limits or conditions on his engagement in any securities, investment advisory, banking, insurance, or other type of business or acting as an officer or director of a public company; or (iv) found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or state securities, commodities, or unfair trade practices law, which such judgment or finding has not been subsequently reversed, suspended, or vacated.
Section 3.15   Insurance.   Section 3.15 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement. Except as set forth on Section 3.15 of the Company Disclosure Schedules, all such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to CGC. As of the date of this Agreement, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
Section 3.16   Tax Matters.
(a)   Each Group Company has prepared and filed all income and other material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.
(b)   Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third party.
(c)   No Group Company is currently the subject of a Tax audit or examination with respect to material Taxes. No Group Company has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed in each case with respect to material Taxes.
(d)   No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.
(e)   No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.
(f)   No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).
(g)   There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.
(h)   During the two (2)-year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.
(i)   No Group Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates) or (ii) has any material Liability for the Taxes of any Person (other than a Group Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract the principal purpose of which does not relate to Taxes).
(j)   No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.
(k)   No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.
(l)   Each Group Company is tax resident only in its jurisdiction of formation.
(m)   No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n)   No Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Document that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the knowledge of the Company, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date of any CGC Party or any of their respective Affiliates not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
Section 3.17   Brokers.   Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.17 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.
Section 3.18   Real and Personal Property.
(a)   Owned Real Property.   Section 3.18(a) sets forth a true and complete list of all real property owned by the Group Companies.
(b)   Leased Real Property.   Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant or landlord as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to CGC. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by any Group Company or, to the Company’s knowledge, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default under any Real Property Lease or would permit termination of, or a material modification or acceleration thereof, by any counterparty to any Real Property Lease. The Group Companies’ possession and quiet enjoyment of the Leased Real Property under any Real Property Lease has not been materially disturbed, and to the Company’s knowledge there are no material disputes with respect to any Real Property Lease. Except as set forth in Section 3.18(b) of the Company Disclosure Schedules, as of the date hereof, no Group Company has (i) subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof; or (ii) collaterally assigned or granted any other security interest in any Real Property Lease or any interest therein.
(c)   Personal Property.   Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material assets and properties of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies, except for assets disposed of in the ordinary course of business.
(d)   Assets.   Immediately after the Effective Time, the assets (which, for the avoidance of doubt, shall include any assets held pursuant to valid leasehold interest, license or other similar interests or right to use any assets) of the Group Companies will constitute all of the assets necessary to conduct the Business immediately after the Closing in materially the same manner (for the Group Companies, taken as a whole) as it is conducted on the date of this Agreement, except as would not have a Company Material Adverse Effect.
Section 3.19   Transactions with Affiliates.   Section 3.19 of the Company Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than

(i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, (ii) Contracts with respect to a Company Stockholder’s or a holder of Company Equity Awards’ status as a holder of Equity Securities of the Company and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). No Company Related Party (A) owns any interest in any material asset used in any Group Company’s business, or (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, vendor, partner, customer, lessor or other material business relation of any Group Company, (C) is a supplier, vendor, (D) owes any material amount to, or is owed any material amount by, any Group Company (other than accrued compensation, employee benefits, employee or director expense reimbursement, in each case, in the ordinary course of business or pursuant to any transaction entered into after the date of this Agreement that is either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 are referred to herein as “Company Related Party Transactions”.
Section 3.20   Data Privacy and Security.
(a)   Each Group Company has implemented written policies relating to the Processing of Personal Data as and to the extent required by applicable Law (“Privacy and Data Security Policies”). In connection with its collection, storage, use and/or disclosure of any information that constitutes “personal information,” “personal data” or “personally identifiable information” as defined in applicable laws (collectively “Personal Information”) by or on behalf of the Company, the Company is and has been in compliance in all material respects with (i) all applicable laws (including, without limitation, laws relating to privacy, data security, telephone and text message communications, and marketing by email or other channels) in all relevant jurisdictions, (ii) the Company’s privacy policies and public statements written by the Company regarding its privacy or data security practices and (iii) the requirements of any contract codes of conduct or industry standards by which the Company is a party. The Company maintains and has maintained since the Lookback Date reasonable physical, technical, and administrative security measures and policies designed to protect all Personal Information owned, stored, used, maintained or controlled by or on behalf of the Company from and against unlawful, accidental or unauthorized access, destruction, loss, use, modification and/or disclosure. The Company is, and since the Lookback Date has been, in compliance in all material respects with all laws relating to data loss, theft and breach of security notification obligations. Since the Lookback Date, to the Company’s knowledge, there has been no occurrence of (x) unlawful, accidental or unauthorized destruction, loss, use, modification or disclosure of or access to Personal Information owned, stored, used, maintained or controlled by or on behalf of the Company such that applicable law requires or required the Company to notify government authorities, affected individuals or other parties of such occurrence or (y) unauthorized access to or disclosure of the Company’s confidential information or trade secrets that reasonably would be expected to result in a Company Material Adverse Effect.
(b)   In connection with its collection, storage, transfer (including without limitation, any transfer across national borders) and/or use of any Personal Information, the Company is, and since the Lookback Date has been, to the Company’s knowledge, in compliance in all material respects with all applicable laws in all relevant jurisdictions, the Company’s privacy policies, and the requirements of any contract or codes of conduct to which the Company is a party. The Company has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected by it or on its behalf from and against unauthorized access, use and/or disclosure. The Company is, and since the Lookback Date has been, in compliance in all material respects with all laws relating to data loss, theft and breach of security notification obligations.
Section 3.21   Compliance with International Trade & Anti-Corruption Laws.
(a)   The Company has conducted all export transactions in all material respects in accordance with applicable provisions of United States export control laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department, and the export control laws and regulations of any other applicable jurisdiction. Without limiting the foregoing: (a) the Company has obtained all export licenses and other approvals, timely filed all required filings and has assigned the appropriate export classifications to all products, in each case as required for its exports of products, software and technologies from the United States and any other applicable jurisdiction; (b) the Company is in compliance in all material respects with the terms of all applicable export licenses, classifications, filing requirements or other approvals; (c) there are no pending or, to the knowledge of the Company, threatened claims against the Company with respect to such exports, classifications, required filings or other approvals; (d) there are no pending investigations related to the Company’s exports; and (e) there are no actions, conditions, or circumstances pertaining to the Company’s export transactions that would reasonably be expected to give rise to any material future claims.
(b)   Neither the Company nor any of the Company’s directors, officers, employees or agents have, directly or indirectly, made, offered, promised or authorized any payment or gift of any money or anything of value to or for the benefit of any “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”)), foreign political party or official thereof or candidate for foreign political office for the purpose of (i) influencing any official act or decision of such official, party or candidate, (ii) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign governmental authority, or (iii) securing any improper advantage, in the case of (i), (ii) and (iii) above in order to assist the Company or any of its affiliates in obtaining or retaining business for or with, or directing business to, any person. Neither the Company nor any of its directors, officers, employees or agents have made or authorized any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any funds in violation of any law, rule or regulation. The Company further represents that it has maintained, and has caused each of its subsidiaries to maintain, systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) and written policies to ensure compliance with the FCPA or any other applicable anti-bribery or anti-corruption law and to ensure that all books and records of the Company accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. Neither the Company, or, to the Company’s knowledge, any of its officers, directors or employees are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the FCPA or any other anti-corruption law.
Section 3.22   Information Supplied.   None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing CGC Holders or at the time of the CGC Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 3.23   Investigation; No Other Representations.
(a)   The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the CGC Parties and (ii) it has been furnished with or given access to such documents and information about the CGC Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.
(b)   In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of any CGC Party, any CGC Non-Party Affiliate or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of the CGC Parties, any CGC Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.
Section 3.24   EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES.    NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY CGC PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, NEITHER THE COMPANY NOR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ANY CGC PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY CGC PARTY IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY CGC PARTY IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES RELATING TO THE CGC PARTIES
Subject to Section 8.8, except (a) as set forth on the CGC Disclosure Schedules, or (b) except as set forth in any CGC SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each CGC Party, jointly and not severally, hereby represents and warrants to the Company, in each case, as of the date of this Agreement and as of the Closing Date, as follows:
Section 4.1   Organization and Qualification.   Each CGC Party is an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable).
Section 4.2   Authority.
(a)   Each CGC Party has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the CGC Shareholder Approval and the approvals and consents to be obtained by Merger Sub pursuant to Section 5.9, the execution and delivery of this Agreement, the Ancillary

Documents to which a CGC Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of such CGC Party. This Agreement has been and each Ancillary Document to which a CGC Party is or will be a party will be, upon execution thereof, duly and validly executed and delivered by such CGC Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such CGC Party (assuming this Agreement has been and the Ancillary Documents to which such CGC Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such CGC Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
Section 4.3   Consents and Requisite Governmental Approvals; No Violations.
(a)   No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of a CGC Party with respect to such CGC Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated by hereby or thereby, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of Nasdaq to permit the CGC Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on Nasdaq, (iv) such filings and approvals required in connection with the Domestication, (v) the filing of the Certificate of Merger, (vi) the approvals and consents to be obtained by Merger Sub pursuant to Section 5.9, (vii) the CGC Shareholder Approval or (viii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have an CGC Material Adverse Effect.
(b)   None of execution or delivery by a CGC Party of this Agreement or any Ancillary Document to which it is or will be a party, the performance by a CGC Party of its obligations hereunder or thereunder or the consummation by a CGC Party of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the Governing Documents of a CGC Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which a CGC Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such CGC Party or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of a CGC Party, except in the case of any of clauses (ii) through (iv) above, as would not have a CGC Material Adverse Effect.
Section 4.4   Brokers.   Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the CGC Disclosure Schedules (which fees shall be the sole responsibility of the CGC, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any CGC Party or any of its Affiliates for which a CGC Party has any obligation.
Section 4.5   Information Supplied.   None of the information supplied or to be supplied by or on behalf of either CGC Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing CGC Holders or at the time of the CGC Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.5, no representation or warranty is made by any CGC Party with respect to information or statements made or incorporated by reference in the Registration Statement / Proxy Statement that were not supplied by or on behalf of the CGC Parties for use therein.
Section 4.6   Capitalization of the CGC Parties.
(a)   Section 4.6(a) of the CGC Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding CGC Shares prior to the consummation of the Domestication. All outstanding Equity Securities of CGC (except to the extent such concepts are not applicable under the applicable Law of CGC’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) prior to the consummation of the Domestication have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (x) were not issued in violation of the Governing Documents of CGC, (y) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of CGC) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person and (z) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, in each case under clause (y) and (x), in all material respects. Except for the CGC Shares set forth on Section 4.6(a) of the CGC Disclosure Schedules (taking into account, for the avoidance of doubt, any changes or adjustments to the CGC Shares as a result of, or to give effect to, the Domestication), immediately prior to Closing and before giving effect to the PIPE Financing and the CGC Shareholder Redemption, there shall be no other Equity Securities of CGC issued and outstanding.
(b)   Except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise either permitted pursuant to Section 5.12 or issued, granted or entered into, as applicable, in accordance with Section 5.12, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts, in each case, that could require CGC to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of CGC.
(c)   The Equity Securities of Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which Merger Sub is a party or bound. All of the outstanding Equity Securities of Merger Sub are owned directly by CGC free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Governing Documents of Merger Sub). As of the date of this Agreement, CGC has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub.
Section 4.7   SEC Filings.   CGC has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “CGC SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional CGC SEC Reports”). Each of the CGC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional CGC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the CGC SEC Reports or the Additional CGC SEC Reports (for purposes of the Additional CGC SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the CGC SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional CGC SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the CGC SEC Reports.
Section 4.8   Trust Account.   As of the date of this Agreement, CGC has an amount in cash in the Trust Account equal to at least $280,669,717. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations or in cash and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated as of May 1, 2025 (the “Trust Agreement”), between CGC and Continental, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the CGC SEC Reports to be inaccurate in any material respect or, to CGC ‘s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing CGC Holders who shall have elected to redeem their CGC Shares pursuant to the Governing Documents of CGC or (iii) if CGC fails to complete a business combination within the allotted time period set forth in the Governing Documents of CGC and liquidates the Trust Account, subject to the terms of the Trust Agreement, CGC (in limited amounts to permit CGC to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of CGC ) and then the Pre-Closing CGC Holders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of CGC and the Trust Agreement. CGC has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of CGC, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since June 13, 2024, CGC has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing CGC Holders who have elected to redeem their CGC Shares pursuant to the Governing Documents of CGC, each in accordance with the terms of and as set forth in the Trust Agreement, CGC shall have no further obligation under either the Trust Agreement or the Governing Documents of CGC to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.
Section 4.9   Transactions with Affiliates.   Section 4.9 of the CGC Disclosure Schedules sets forth all Contracts between (a) CGC, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of either CGC or the Sponsor, on the other hand (each Person identified in this clause (b), an “CGC Related Party”), other than (i) Contracts with respect to a CGC Related Party’s employment with, or the provision of services to, CGC entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation) and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.10 or entered into in accordance with Section 5.10. Except as set forth on Section 4.9 of the CGC Disclosure Schedules or as either permitted pursuant to Section 5.10 or entered into in accordance with Section 5.10, no CGC Related Party (A) owns any interest in any material asset used in the business of CGC, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of CGC or (C) owes any material amount to, or is owed material any amount by, CGC. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “CGC Related Party Transactions”.
Section 4.10   Litigation.   As of the date of this Agreement, there is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to CGC’s knowledge, threatened against or involving any CGC Party that, if adversely decided or resolved, would be material to the CGC Parties, taken as a whole. As of the date of this Agreement, none of the CGC Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any CGC Party pending against any other Person.
Section 4.11   Compliance with Applicable Law.   Each CGC Party is (and since its organization, incorporation or formation, as applicable, has been) in compliance with all applicable Laws, except as would not have a CGC Material Adverse Effect.
Section 4.12   Business Activities.
(a)   Since its incorporation, CGC has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business or similar combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in this Agreement or the Ancillary Documents, there is no Contract binding upon any CGC Party or to which any CGC Party is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).
(b)   Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.
Section 4.13   Internal Controls; Listing; Financial Statements.
(a)   Except as is not required in reliance on exemptions from various reporting requirements by virtue of CGC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) CGC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of CGC’s financial reporting and the preparation of CGC’s financial statements for external purposes in accordance with GAAP and (ii) CGC has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to CGC is made known to CGC’s principal executive officer and principal financial officer by others within CGC.
(b)   CGC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(c)   Since its initial public offering, CGC has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The classes of securities representing issued and outstanding CGC Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of CGC, threatened against CGC by Nasdaq or the SEC with respect to any intention by such entity to deregister CGC Class A Shares or prohibit or terminate the listing of CGC Class A Shares on Nasdaq. CGC has not taken any action that is designed to terminate the registration of CGC Class A Shares under the Exchange Act.

(d)   The CGC SEC Reports contain true and complete copies of the applicable CGC Financial Statements. The CGC Financial Statements (i) fairly present in all material respects the financial position of CGC as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods indicated (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (iii) in the case of the audited CGC Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).
(e)   CGC has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for CGC’s and its Subsidiaries’ assets. CGC maintains and, for all periods covered by the CGC Financial Statements, has maintained books and records of CGC in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of CGC in all material respects.
(f)   Since its incorporation, CGC has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of CGC to CGC’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of CGC to CGC’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of CGC who have a significant role in the internal controls over financial reporting of CGC.
Section 4.14   No Undisclosed Liabilities.   Except for the Liabilities (a) set forth in Section 4.14 of the CGC Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (it being understood and agreed that the expected third parties that are, as of the date hereof, entitled to fees, expenses or other payments in connection with the matters described in this clause (b) shall be set forth on Section 4.14 of the CGC Disclosure Schedules), (c) incurred in connection with or incident or related to a CGC Party’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, in each case, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (e) that are either permitted pursuant to Section 5.10(d) or incurred in accordance with Section 5.10(d) (for the avoidance of doubt, in each case, with the written consent of the Company) or (f) set forth or disclosed in the CGC Financial Statements included in the CGC SEC Reports, none of the CGC Parties has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.
Section 4.15   Tax Matters.
(a)   CGC has prepared and filed all income and other material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and CGC has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.
(b)   CGC has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third party.
(c)   CGC is not currently the subject of a Tax audit or examination with respect to material taxes. CGC has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d)   CGC has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.
(e)   No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any CGC Party which agreement or ruling would be effective after the Closing Date.
(f)    None of the CGC Parties is and none of the CGC Parties has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).
(g)   Each CGC Party is tax resident only in its jurisdiction of organization, incorporation or formation, as applicable.
(h)   None of the CGC Parties has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the Merger or the Domestication from qualifying for the Intended Tax Treatment. To the knowledge of CGC, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date by a Group Company or a Company Stockholder or any of their respective Affiliates in each case not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Merger or the Domestication from qualifying for the Intended Tax Treatment.
Section 4.16   Investigation; No Other Representations.
(a)   Each CGC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.
(b)   In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each CGC Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, any Company Non-Party Affiliate, or any other Person, either express or implied, and each CGC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, none of the Company, any Company Non-Party Affiliate, nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.
Section 4.17   Compliance with International Trade & Anti-Corruption Laws.
(a)   Since April 24, 2019, neither CGC nor, to CGC’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or ordinarily resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, Cuba, Iran, North Korea, and the Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine, collectively, “Sanctioned Country”); (iii) an entity owned, directly or indirectly, by one or more

Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i)  – (iii) or any Sanctioned Country in violation of Sanctions and Export Control Laws.
(b)   In the past five (5) years, neither CGC nor, to CGC’s knowledge, any of their Representatives, or any other Persons (in each case, while acting for or on behalf of any of the foregoing) has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any unlawful contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.
Section 4.18   EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES.  NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 AND THE ANCILLARY DOCUMENTS, NONE OF THE CGC PARTIES NOR ANY OTHER PERSON MAKES, AND EACH CGC PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY CGC PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY CGC PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH CGC PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY CGC PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY CGC PARTY NOR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
ARTICLE 5
COVENANTS
Section 5.1   Conduct of Business of the Company.
(a)   From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, the Complementary Financing or PIPE Financing or as consented to in writing by CGC (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole.

(b)   Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement, any Ancillary Document, the PIPE Financing or the Complementary Financing, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by CGC (which consent shall not be unreasonably conditioned, withheld or delayed, and provided, that CGC or the Company, respectively, shall be deemed to have consented in writing if it provides no response within three (3) Business Days after the Company or CGC, respectively, has made a request for such consent in writing), not do any of the following:
(i)    declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase or redeem any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company;
(ii)   (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;
(iii)   adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents or the Company Stockholder Agreements;
(iv)   (A) sell, assign, abandon, lease, exclusively license or otherwise dispose of any material assets or properties of the Group Companies, other than inventory or obsolete equipment in the ordinary course of business, or (B) subject any material assets or properties of the Group Companies to any Lien (other than any Permitted Liens);
(v)   transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, other than the issuance of Company Common Shares upon (i) the exercise or conversion of any Company Options or Company RSU Awards outstanding on the date of this Agreement in accordance with the terms of the Company Equity Plan and the underlying grant, award or similar agreement, (ii) the conversion or exercise any Company Warrants outstanding as of the date of this Agreement in accordance with the terms of this Agreement and the Company Warrant Agreements, (iii) the conversion of the Company Convertible Notes in accordance with its terms (if applicable) and (iv) the conversion of Company Preferred Shares outstanding as of the date of this Agreement in connection with the Company Preferred Share Conversion;
(vi)   incur, create or assume any Indebtedness, other than ordinary course trade payables, or guarantee any Liability of any Person;
(vii)   make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between the Company and any of its wholly owned Subsidiaries, and (B) the reimbursement of expenses of employees or advancements in the ordinary course of business;
(viii)   except (x) as required under the terms of any Employee Benefit Plan of any Group Company that is set forth on the Section 3.11(a) of the Company Disclosure Schedules, (y) the execution of any Key Person Employment Agreement or (y) in the ordinary course of business consistent with past practice (it being understood and agreed, for the avoidance of doubt, that in no event shall the exception in this clause (y) be deemed or construed as permitting any Group Company to take any action that is not permitted by any other provision of this Section 5.1(b)), (A) materially increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (B) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment or benefit, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (C) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company or (D) amend or modify in any material respect, adopt, enter into or terminate any material Employee Benefit Plan of any Group Company or any material benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement;
(ix)   make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;
(x)   enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of $2,500,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or CGC or any of its Affiliates after the Closing);
(xi)   authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction (other than, for the avoidance of doubt, the transactions expressly contemplated by this Agreement) involving any Group Company;
(xii)   change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;
(xiii)   enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement or any Ancillary Document;
(xiv)   make any Change of Control Payment that is not set forth on Section 3.11(a) of the Company Disclosure Schedules or make any payment with respect to a Company Related Party Transaction that is not set forth on Section 5.1(b)(xiv) of the Company Disclosure Schedule;
(xv)   (A) amend, modify or terminate any Material Contract, (B) waive any material benefit or right under any Material Contract, or (C) enter into any Contract that would constitute a Material Contract had such Contract been effective prior to the date of this Agreement; or
(xvi)   enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1.
Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give CGC, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing.
Section 5.2   Efforts to Consummate; Litigation.
(a)   Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party is contemplated to be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement and (ii) using reasonable best efforts to consummate the PIPE Financing, on the terms and subject to the conditions set forth in the Investor Subscription Agreements). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. Each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such

Consents. Each Party shall (i) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within ten (10) Business Days) following the date of this Agreement, and (ii) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. CGC shall promptly inform the Company of any communication between any CGC Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform CGC of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, (a) the Parties agree to request early termination of the applicable waiting period under the HSR Act, and (b) each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of CGC and the Company. Notwithstanding the foregoing or anything to the contrary in this Agreement, CGC and its Affiliates agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements.
(b)   From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the CGC Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any CGC Party) or CGC (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents; provided that documents and information provided to the other Party pursuant to this paragraph (i) may be redacted (A) to remove references to valuation of the Company, (B) to comply with contractual arrangements or (C) to preserve legal privilege and/or (ii) may be designated as “outside counsel only,” in which case such documents and information shall be provided only to outside counsel and consultants retained by such counsel. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any CGC Party, the Company, or, in the case of the Company, CGC in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any CGC Party, the Company, or, in the case of the Company, CGC, the opportunity to attend and participate in such meeting or discussion.
(c)   From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, CGC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of CGC, any of the CGC Parties or any of their respective Representatives (in their capacity as a representative of an CGC Party) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of an CGC Party). CGC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, the Company shall, subject to and without limiting the covenants and agreements, and the rights of CGC, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation; provided however, that in no event shall the Company, any other Group Company or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of CGC (not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for CGC to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of each

CGC Party and Representative that is the subject of such Transaction Litigation, (B) provides for (x) the payment of cash any portion of which is payable by any CGC Party or Representative thereof or would otherwise constitute an Liability of CGC or (y) any non-monetary, injunctive, equitable or similar relief against any CGC Party or (C) contains an admission of wrongdoing or Liability by an CGC Party or any of its Representatives). Without limiting the generality of the foregoing, in no event shall CGC, any of the CGC Parties or any of their respective Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent.
Section 5.3   Confidentiality and Access to Information.
(a)   The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained in this Agreement or such Ancillary Document, as applicable, shall govern and control to the extent of such conflict.
(b)   From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to CGC and its Representatives during normal business hours reasonable access to the directors, officers, books and records and properties of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies) for the purpose of consummating the Merger. Notwithstanding the foregoing, none of the Group Companies shall be required to provide, or cause to be provided, to CGC or its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and any CGC Party, any CGC Non-Party Affiliate or any of their respect Representatives on the other hand, are adverse parties in a litigation or other Proceeding and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law or Order.
(c)   From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, CGC shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the CGC Parties (in a manner so as to not interfere with the normal business operations of the CGC Parties). Notwithstanding the foregoing, CGC shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any CGC Party is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally binding obligation of any CGC Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any CGC Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), CGC shall use, and shall cause the other CGC Parties to use, reasonable best efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if an CGC Party or the Sponsor or any of their respective Representatives, on the one hand, and any Group Company, any

Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation or other Proceeding and such information is reasonably pertinent thereto; provided that CGC shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law or Order.
Section 5.4   Public Announcements.
(a)   Subject to Section 5.4(b), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, the Company and CGC or, after the Closing, CGC; provided, however, that each Party, the Sponsor and their respective Representatives may make any such announcement or other communication (i) if such press release, announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Person shall, to the extent permitted by applicable Law use reasonable best efforts to consult with the Company, if the disclosing Person is a CGC Party, the Sponsor, or CGC, if the disclosing party is the Company or any of its Representatives, and give the Company or CGC, as applicable, the opportunity to review such announcement or communication and comment thereon and the disclosing Person shall consider such comments in good faith, or (B) after the Closing, the disclosing Person and/or its Representatives, as applicable, shall, to the extent permitted by applicable Law, use reasonable best efforts to consult with CGC and give CGC the opportunity to review such announcement or communication and comment thereon and the disclosing Person shall consider such comments in good faith, (ii) to the extent such press release, announcement or other communication contains only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the CGC Shareholders and their respective Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities.
(b)   The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and CGC prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement. Promptly after the execution of this Agreement, CGC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and CGC shall consider such comments in good faith. The Company, on the one hand, and CGC, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or CGC, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date (or such other date as may be mutually agreed to in writing by the Company and CGC prior to the Closing), the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), CGC shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws, which Closing Filing shall be mutually agreed upon by the Company and CGC prior to the Closing (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or CGC, as applicable). In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5   Tax Matters.
(a)   Tax Treatment.
(i)    The Parties intend that the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and CGC shall (and shall cause its respective Affiliates to) use reasonable best efforts to cause it to so qualify. The Parties intend that (A) the Merger shall be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368 of the Code and/or (B) the Merger and the PIPE Financing, taken together, shall be treated as an integrated transaction qualifying under Section 351(a) of the Code, and each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to so qualify. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this Section 5.5(a)(i) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.
(ii)   CGC and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date hereof through the Closing, and following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, (A) the Merger qualifying for the Intended Tax Treatment, and (B) in the case of CGC, the Domestication qualifying for the Intended Tax Treatment.
(iii)   If, in connection with the preparation and filing of the Registration Statement / Proxy Statement, the SEC requests or requires that tax opinions be prepared and submitted in such connection, each of CGC and the Company shall deliver to GT and Goodwin, respectively, customary Tax representation letters satisfactory to GT or Goodwin (as applicable), dated and executed as of the date the Registration Statement / Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement / Proxy Statement, and, if required, GT shall furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Domestication and, if required, Goodwin shall furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Merger.
(b)   Tax Matters Cooperation.   Each of the Parties shall (and shall cause their respective Affiliates to) use commercially reasonable efforts to cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and making available to the Pre-Closing CGC Holders information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) if applicable, as a result of CGC’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely providing (A) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the Domestication.
(c)   CGC Taxable Year.   The Parties agree to treat the taxable year of CGC as ending on the date of the Domestication for U.S. federal income tax purposes.
(d)   Transfer Taxes.   Any transfer, documentary, sales, use, stamp, registration, excise, recording, registration, value added and other such similar Taxes (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the transactions set forth herein (collectively, “Transfer Taxes”) shall be borne and paid equally between CGC and the Company.

Section 5.6   Exclusive Dealing.
(a)   From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, induce, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any Affiliate or successor of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) notify CGC promptly upon receipt of any Company Acquisition Proposal by any Group Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep CGC reasonably informed on a current basis of any modifications to such offer or information.
(b)   From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the CGC Parties shall not, and each of them shall cause their Representatives not to, directly or indirectly: (i) solicit, initiate, induce, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or that could reasonably be expected to lead to a CGC Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a CGC Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding an CGC Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any CGC Party (or any Affiliate or successor of any CGC Party); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. CGC agrees to (A) notify the Company promptly upon receipt of any CGC Acquisition Proposal by any CGC Party, and to describe the material terms and conditions of any such CGC Acquisition Proposal in reasonable detail (including the identity of any person or entity making such CGC Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such offer or information.
Section 5.7   Preparation of Registration Statement / Proxy Statement.   The Company shall promptly provide to CGC such information concerning the Company and the Company Stockholders as is either required by the federal securities laws or reasonably requested by CGC for inclusion in the Registration Statement / Proxy Statement. As promptly as practicable after the receipt by CGC from the Company of all such information, including the PCAOB Financials, CGC and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either CGC or the Company, as applicable), and CGC shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement / prospectus of CGC which will be included therein and which will be used for the CGC Shareholders Meeting to adopt and approve the Transaction Proposals, provide its applicable shareholders with the opportunity to elect to effect the CGC Shareholder Redemption, and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by CGC’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and Nasdaq). Each of CGC and the Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the others of, reasonably cooperate with each other with respect to, mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either of CGC or the Company, as applicable) and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. CGC, on the one hand, and the Company, on the other hand, shall use reasonable best efforts to promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for inclusion in any other statement, filing, notice or application made by or on behalf of CGC to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including using reasonable best efforts to deliver customary Tax representation letters to counsel to enable counsel to deliver any Tax opinions requested or required by the SEC to be submitted in connection therewith as described in Section 5.5(a)(iii). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of any CGC Party, the Company, or, in the case of the Company, CGC, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of CGC, the Company, or, in the case of the Company, CGC (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) CGC shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing CGC Holders. CGC shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of CGC Shares for offering or sale in any jurisdiction, and CGC and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Non-Party Affiliates or its or their respective Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 5.8   CGC Shareholder Approval.   As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, CGC shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold a meeting of its shareholders (the “CGC Shareholders Meeting”) in accordance with the Governing Documents of CGC, for the purposes of obtaining the CGC Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect an CGC Shareholder Redemption. CGC shall, through unanimous approval of its board of directors, recommend to its shareholders (the “CGC Board Recommendation”), (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger) (the “Business Combination Proposal”); (ii) the adoption and the approval of the Domestication (the “Domestication Proposal”); (iii) the adoption and approval of the issuance of the CGC Shares in connection with the transactions contemplated by this Agreement and the PIPE Financing as required by Nasdaq listing requirements (the “Nasdaq Proposal”); (iv) the adoption and approval of the amendments to the Governing Documents of CGC contemplated by the CGC Certificate of Incorporation and the CGC Bylaws (the “Governing Document Proposals”); (v) the adoption and approval of the CGC Equity Incentive Plan (the “Equity Incentive Plan Proposal”); (vi) the adoption and approval of the CGC Employee Stock Purchase Plan (the “ESPP Proposal”); (vii) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (viii) the adoption and approval of each other proposal reasonably agreed to by CGC and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (ix) the adoption and approval of a proposal for the adjournment of the CGC Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (ix) together, the “Transaction Proposals”); provided that CGC may adjourn the CGC Shareholders Meeting (A) to solicit additional proxies for the purpose of obtaining the CGC Shareholder Approval, (B) for the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that CGC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing CGC Holders prior to the CGC Shareholders Meeting or (D) if the holders of CGC Class A Shares have elected to redeem a number of CGC Class A Shares as of such time that would reasonably be expected to result in the condition set forth in Section 6.3(d) not being satisfied; provided that, without the consent of the Company, in no event shall CGC adjourn the CGC Shareholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. The CGC recommendation contemplated by the preceding sentence shall be included in the Registration Statement / Proxy Statement. Except as otherwise required by applicable Law, CGC covenants that none of the CGC Board or CGC nor any committee of the CGC Board shall withdraw or modify, or propose publicly or by formal action of the CGC Board, any committee of the CGC Board or CGC to withdraw or modify, in a manner adverse to the Company, the CGC Board Recommendation or any other recommendation by the CGC Board or CGC of the proposals set forth in the Registration Statement / Proxy Statement.
Section 5.9   Merger Sub Shareholder Approval.   As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, CGC, as the sole shareholder of Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger).
Section 5.10   Conduct of Business of CGC.   From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, CGC shall not, and shall cause Merger Sub not to, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the Domestication or the PIPE Financing), as required by applicable Law, as set forth on Section 5.10 of the CGC Disclosure Schedules or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), do any of the following:
(a)   adopt any amendments, supplements, restatements or modifications to the Trust Agreement or the Governing Documents of any of the CGC Parties;
(b)   declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any CGC Party, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of any of the CGC Parties, as applicable;
(c)   split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;
(d)   other than working capital loans, incur, create or assume any Indebtedness or other Liability;
(e)   make any loans or advances to, or capital contributions in, any other Person, other than to, or in, any of the CGC Parties;
(f)   issue any Equity Securities or grant any additional options, warrants or stock appreciation rights with respect to its Equity Securities;
(g)   enter into, renew, modify or revise any CGC Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a CGC Related Party Transaction), other than for the avoidance of doubt, any expiration or automatic extension or renewal of any Contract pursuant to its terms or working capital loans;
(h)   engage in activities or business, other than any activities or business (i) in connection with or incident or related to such Person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (ii) contemplated by, or incident or related to, this Agreement, any Ancillary Document, the performance of covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative or ministerial in nature;
(i)   make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;
(j)   authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;
(k)   enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement; or
(l)   enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.10.
Notwithstanding anything in this Section 5.10 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of any of the CGC Parties and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any of the CGC Parties from using the funds held by CGC outside the Trust Account to pay any CGC Expenses or from otherwise distributing or paying over any funds held by CGC outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing.
Section 5.11   Nasdaq Listing.   CGC and the Company shall use their respective reasonable best efforts and shall cooperate in good faith to cause: (a) CGC’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement to have been approved: (b) CGC, taking into account its contemplated combination with the Company, to satisfy all applicable initial and continuing listing requirements of Nasdaq, including sufficient round lot holders, unrestricted publicly-held CGC shares and public float (including those expected to be held by historic stakeholders of the Company); and (c) the CGC Shares issuable in accordance with this Agreement, including the Domestication and the Merger, to be approved for listing on Nasdaq, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.
Section 5.12   Trust Account.   Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, CGC shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Shareholders of CGC pursuant to the CGC Shareholder Redemption, (B) pay the amounts due to the underwriters of CGC’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to CGC in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
Section 5.13   Additional Stockholder Support Agreements; Company Stockholder Approval.
(a)   From and after the date hereof, the Company shall use its reasonable best efforts to obtain an executed Stockholder Support Agreement from each of the other Company Stockholder who have not executed such documents as of the date hereof. The Company shall timely provide to the Company Stockholders all advance notices required to be given to such Company Stockholders in connection with this Agreement, the Merger and the transactions contemplated by this Agreement under the Company’s Governing Documents or other applicable Contracts and under applicable Law (or otherwise obtain waivers with respect to the same).
(b)   As promptly as reasonably practicable (and in any event within two (2) Business Days) following the date on which the Registration Statement / Proxy Statement is declared effective under the Securities Act (the “Company Stockholder Written Consent Deadline”), the Company shall obtain and deliver to CGC a true and correct copy of the adoption and approval of this Agreement and the transactions contemplated hereby by the Company Stockholders acting by written consent in lieu of a meeting (in form and substance reasonably satisfactory to CGC) approving this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger and the Company Preferred Share Conversion) that is duly executed by the Company Stockholders that hold at least (i) the requisite number of issued and outstanding Company Shares required to approve and adopt such matters in accordance with the DGCL, the Company’s Governing Documents and the Company

Stockholder Agreements, and (ii) the Requisite Company Preferred Majority (clauses (i) and (ii), collectively, the “Company Stockholder Written Consent”). The Company, through the unanimous approval of the Company Board shall recommend to the holders of Company Shares the approval and adoption of this Agreement and the transactions contemplated by this Agreement (including the Merger and the Company Preferred Share Conversion) (the “Company Board Recommendation”).
(c)   Promptly following the receipt of the Company Stockholder Written Consent, and in any event within five (5) Business Days thereof, the Company shall prepare and deliver to each Company Stockholder who has not executed and delivered the Company Stockholder Written Consent an information statement, in form and substance required under the DGCL in connection with the Merger and otherwise reasonably satisfactory to CGC, which information statement shall include (i) copies of this Agreement and the Registration Statement / Proxy Statement, (ii) the Company Board Recommendation, (iii) a description of any dissenters’ rights of the Company Stockholders available under Section 262 of the DGCL and any other disclosure with respect to dissenters’ rights required by applicable Law and (iv) in accordance with the requirements of Section 228(e) of the DGCL, notice to any Company Stockholder who has not executed and delivered the Company Stockholder Written Consent of the corporate action by those Company Stockholders who did execute the Company Stockholder Written Consent. Prior to the Effective Time, the Company shall use commercially reasonable efforts to obtain a written consent from each Company Stockholder who has not previously delivered the Company Stockholder Written Consent in respect of such Company Stockholder’s approval and adoption of this Agreement, the Ancillary Documents to which the Company is or will be a party, the transactions contemplated hereby and thereby (including the Merger).
(d)   CGC may not modify or waive any provisions of an Investor Stock Purchase Agreement without the prior written consent of the Company; provided that any modification or waiver that is solely ministerial in nature or otherwise immaterial and does not affect any economic or any other material term of such agreements shall not require the prior written consent of the Company. Subject to the immediately preceding sentence, CGC shall use its reasonable best efforts, and the Company shall use its reasonable best efforts to cooperate with it, (a) to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Investor Stock Purchase Agreements on or prior to the Closing on the terms described therein, and (b) to satisfy on a timely basis all conditions and covenants applicable to CGC in such agreements and otherwise comply with its obligations thereunder and to enforce the rights of CGC under the Investor Stock Purchase Agreements to cause the applicable investors to pay to (or as directed by) CGC the applicable purchase price in accordance with the terms of the applicable agreements. As promptly as practicable after CGC acquires knowledge thereof, CGC shall give the Company written notice: (i) of any breach or default (or the occurrence of any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Investor Stock Purchase Agreement known to CGC; (ii) of the receipt of any written notice or other written communication from any party to any Investor Stock Purchase Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any such agreement or any provisions of any such agreement; or (iii) if CGC does not expect to receive all or any portion of the PIPE Financing on the terms, in the manner, or from the sources contemplated by such agreements.
(e)   As promptly as reasonably practicable (and in any event prior to the earlier of (x) the time at which the Company delivers the Allocation Schedule to CGC pursuant to Section 2.3 or (y) the time at which the Company is required to deliver to the Allocation Schedule to CGC pursuant to Section 2.3), the Company shall either (i) obtain and deliver to CGC a true and correct copy of a written consent (in form and substance reasonably satisfactory to CGC) approving the Allocation Schedule (and calculations and determinations therein) that is duly executed by the Company Stockholders holding the requisite number of Company Shares required to approve such matter in accordance with the DGCL, the Company’s Governing Documents, the Company Stockholders Agreement and each other Contract to which the Company is a party or bound that governs or otherwise relates to the Company Shares or (ii) amend or otherwise modify, or cause to be amended or otherwise modified, the Governing Documents of the Company, the Company Stockholders Agreement and each other Contract to which the Company is a party or bound that governs or otherwise relates to the Company Shares, in each case, solely to the extent necessary for the Allocation

Schedule (and the calculations and determinations therein) to comply with clause (C) of Section 2.3 and otherwise in a form and substance reasonably satisfactory to CGC.
(f)   The Company may not amend, modify or waive any provisions of a Stockholder Support Agreement without the prior written consent of CGC.
Section 5.14   CGC Indemnification; Directors’ and Officers’ Insurance.
(a)   Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each CGC Party, as provided in the applicable CGC Party’s Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) CGC will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, CGC shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable CGC Party’s Governing Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the CGC Parties’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of any CGC Party (the “CGC D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such CGC D&O Person was a director or officer of any CGC Party on or prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.
(b)   CGC shall not have any obligation under this Section 5.14 to any CGC D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such CGC D&O Person in the manner contemplated hereby is prohibited by applicable Law.
(c)   For a period of six (6) years following the Effective Time, CGC shall maintain, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are covered by any comparable insurance policies of the CGC Parties in effect as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby than) the coverage provided under CGC’s directors’ and officers’ liability insurance policies in effect as of the date of this Agreement; provided that CGC shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the most recent annual premium paid by CGC prior to the date of this Agreement and, in such event, CGC shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by CGC prior to the date of this Agreement.
(d)   If CGC or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of CGC shall assume all of the obligations set forth in this Section 5.14.
(e)   The CGC D&O Persons entitled to the indemnification, expense reimbursement, liability limitation, exculpation and insurance set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of CGC.
Section 5.15   Company Indemnification; Directors’ and Officers’ Insurance.
(a)   Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) CGC will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, CGC shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified following the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Effective Time or at any time prior to the Effective Time, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company on or prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.
(b)   None of CGC or the Group Companies shall have any obligation under this Section 5.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.
(c)   The Company shall purchase, at or prior to the Closing, and CGC shall maintain, or cause to be maintained, in effect for a period of six (6) years following the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are covered by any comparable insurance policies of the Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time (the “Company D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that none of the Company, CGC or any of their respective Affiliates shall pay a premium for such “tail” policy in excess of three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement and, in such event, the Company, CGC or one of their respective Affiliates shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement.
(d)   If CGC or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of CGC to assume all of the obligations set forth in this Section 5.15.
(e)   The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of CGC.
Section 5.16   Post-Closing Directors and Officers.
(a)   CGC shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Effective Time (i) the CGC Board shall initially consist of seven (7) directors, which shall be divided into three (3) classes, designated Class I, II and III, with Class I consisting of two (2) directors, Class II consisting of two (2) directors and Class III consisting of three (3) directors (provided that, prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing CGC Holders, the Company may in its sole discretion change which of the foregoing classes is to consist of one

(1), two (2) or three (3) directors by notice to CGC, which change shall be reflected in the Registration Statement / Proxy Statement mailed to the Pre-Closing CGC Holders); (ii) the members of the CGC Board are the individuals determined in accordance with Section 5.16(b); (iii) the members of the compensation committee, audit committee and nominating committee of the CGC Board are the individuals determined in accordance with Section 5.16(c); and (iv) the officers of CGC (the “Officers”) are the individuals determined in accordance with Section 5.16(d).
(b)   The individuals identified on Section 5.16(b) of the Company Disclosure Schedules shall be directors on the CGC Board immediately after the Effective Time (each, an “Initial Company Designee”). Prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing CGC Holders, the Company may in its sole discretion designate four (4) additional individuals to serve as a director on the CGC Board immediately after the Effective Time, each of whom would qualify as an “independent director” under Nasdaq listing regulations (the “Other Company Designee”, and together with the Initial Company Designees, collectively, the “Company Designees”); provided that, if an individual is not designated to serve as the Other Company Designee prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing CGC Holders, such unfilled director position shall be left vacant and shall be filled following the Effective Time in accordance with the Governing Documents of CGC. Prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing CGC Holders, the Company may in its sole discretion replace any Company Designee with any individual by notice to CGC. Prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing CGC Holders, the board of directors of the Company shall designate whether each individual who will serve on the CGC Board immediately after the Effective Time will be designated as a member of Class I, Class II or Class III.
(c)   Prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing CGC Holders, (i) the board of directors of the Company may designate independent directors to serve as a member of the compensation committee, the audit committee or the nominating committee of the CGC Board immediately after the Effective Time, subject to CGC’s consent (not to be unreasonably withheld, conditioned or delayed) based on the qualifications of the independent directors, subject to applicable listing rules of Nasdaq and applicable Law, and (ii) the Company shall, subject to clause (i), designate each other director that will serve on the compensation committee, the audit committee and the nominating committee of the CGC Board immediately after the Effective Time, based on the qualifications of each director, subject to applicable listing rules of Nasdaq and applicable Law.
(d)   The individuals identified on Section 5.16(d) of the Company Disclosure Schedules shall be the Officers immediately after the Effective Time, with each such individual holding the title set forth opposite his or her name. In the event that such individuals identified on Section 5.16(d) of the Company Disclosure Schedules is unwilling or unable (whether due to death, disability, termination of service or otherwise) to serve as an Officer, then, prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing CGC Holders, the Company may in its sole discretion replace such individual with another individual to serve as such Officer by amending Section 5.16(d) of the Company Disclosure Schedules to include such replacement individual as such Officer.
(e)   Effective immediately after the Effective Time, one (1) individual designated by Sponsor shall be appointed as an observer to the CGC Board (with no power to vote on any matter before the CGC Board).
Section 5.17   PCAOB Financials.
(a)   As promptly as reasonably practicable, the Company shall deliver to CGC (i) the Closing Company Audited Financial Statements, and (ii) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter), as applicable that is required to be included in the Registration Statement / Proxy Statement (collectively, the “PCAOB Financials”). All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that is required to be included in the Registration Statement / Proxy Statement (A) will fairly present in all material respects the financial position of the Group Companies as at the date thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditor and (D) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).
(b)   The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any member of such Group Company, CGC in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by CGC with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.
Section 5.18   CGC Equity Incentive Plan; CGC Employee Stock Purchase Plan.
Prior to the effectiveness of the Registration Statement / Proxy Statement, the CGC Board shall approve and adopt an equity incentive plan, the form of which will be mutually agreed between CGC and the Company prior to the initial filing of the Registration Statement / Proxy Statement (the “CGC Equity Incentive Plan”), in the manner prescribed under applicable Laws, effective as of one day prior to the Closing Date, reserving fifteen percent (15%) of the issued and outstanding CGC Shares on a fully-diluted basis, determined as of the effective date of such plan for grant thereunder, which shall include (and not be in addition to) the CGC Shares issuable upon the exercise or conversion of the Unvested Rollover Options and Unvested Rollover RSU Awards. The CGC Equity Incentive Plan will provide that the CGC Shares reserved for issuance thereunder will automatically increase annually on the first day of each fiscal year beginning with the 2027 fiscal year in an amount equal to five percent (5%) of CGC Shares issued and outstanding on the last day of the immediately preceding fiscal year or such lesser amount as determined by the administrator of the CGC Equity Incentive Plan. The Unvested Rollover Options and the Unvested Rollover RSU Awards shall, for the avoidance of doubt, be deemed to have been granted pursuant to the CGC Equity Incentive Plan and shall reduce the number of CGC Shares reserved for grant thereunder, while the Vested Rollover Options and the Vested Rollover RSU Awards may be subject to such CGC Equity Incentive Plan, but shall be in addition to the CGC Shares available for grant thereunder without any reduction to the number of CGC Shares reserved for grant thereunder. Prior to the effectiveness of the Registration Statement/Proxy Statement, the CGC Board shall approve and adopt an employee stock purchase plan, the form of which will be mutually agreed between CGC and the Company prior to the initial filing of the Registration Statement / Proxy Statement (the “CGC Employee Stock Purchase Plan”), in the manner prescribed under Section 423 of the Code and other applicable Laws, effective as of one day prior to the Closing Date, reserving two percent (2%) of the issued and outstanding CGC Shares, determined as of the effective date of such plan, for grant thereunder. The CGC Employee Stock Purchase Plan will provide that the CGC Shares reserved for issuance thereunder will automatically increase annually on the first day of each fiscal year beginning with the 2027 fiscal year and ending with the 2036 fiscal year in an amount equal to the least of two percent (2%) of CGC Shares outstanding on the last day of the immediately preceding fiscal year, a fixed number of CGC Shares or such amount as determined by the administrator of the CGC Employee Stock Purchase Plan.

Section 5.19   FIRPTA Certificates.   At or prior to the Closing, the Company shall deliver, or cause to be delivered, to CGC a certificate, duly executed by the Company, complying with Treasury Regulations Section 1.1445-2(c)(3), together with evidence that the Company has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case, in a form and substance reasonably acceptable to CGC.
Section 5.20   Registration Rights Agreement.   The Company shall use commercially reasonable efforts to cause the Registration Rights Agreement to be duly executed by the Company Stockholders that are parties thereto.
Section 5.21   CGC Public Warrants Exchange.   CGC and the Company shall, applying good faith efforts, seek support and, if practicable, approval of the significant holders of the CGC Public Warrants to amend the Warrant Agreement to provide for the conversion of each CGC Public Warrant into shares of CGC Series A Common Stock as promptly as possible at a ratio and time to be determined based on negotiations with and approval of such holders (the “Warrant Amendment”).
Section 5.22   CGC Private Warrants Exchange.   At or prior to the Closing, CGC shall cause the CGC Private Warrant Exchange Agreement to be executed to provide that each CGC Private Warrant will convert into shares of CGC Series A Common Stock at the same exchange ratio as the CGC Public Warrants are exchanged pursuant to the Warrant Amendment.
Section 5.23   Additional Engagements(i).   Each Party agrees that, from and after the date hereof until the Closing, neither Party shall enter into any new engagement letter or other agreement with any investment bank, placement agent, financial advisor, or similar advisor in connection with respect to the PIPE Financing or any other capital raising activity in connection with the transactions contemplated by this Agreement without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed).
Section 5.24   Complementary Financing.   The Company shall consult with CGC in good faith and shall keep CGC reasonably informed with respect to any Complementary Financing transaction.
Section 5.25   Minimize CGC Shareholder Redemption.   The Company and CGC will use commercially reasonable efforts and jointly devote resources to minimize the CGC Shareholder Redemption.
ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS
CONTEMPLATED BY THIS AGREEMENT
Section 6.1   Conditions to the Obligations of the Parties.   The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, written waiver by the Party for whose benefit such condition exists of the following conditions:
(a)   each applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement, and any agreement between a Party with any Governmental Entity not to consummate transactions contemplated by this Agreement, shall have expired or been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable;
(b)   no Order or Law or other legal restraint or prohibition issued by any court of competent jurisdiction or other Governmental Entity enjoining, prohibiting or preventing the consummation of the transactions contemplated by this Agreement (including the Domestication and the Merger) shall be in effect;
(c)   the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;
(d)   the Company Stockholder Written Consent shall have been obtained;
(e)   the Required CGC Shareholder Approval shall have been obtained;

(f)   CGC’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been approved and, immediately following the Effective Time, CGC shall satisfy any applicable initial and continuing listing requirements of Nasdaq, and CGC shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the CGC Shares (after giving effect, for the avoidance of doubt, to the Domestication and, including, for the avoidance of doubt, the CGC Shares to be issued pursuant to the Merger) shall have been approved for listing on Nasdaq; and
(g)   the Required Transaction Proposals shall have been approved.
Section 6.2   Other Conditions to the Obligations of the CGC Parties.   The obligations of the CGC Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, prior written waiver by CGC (on behalf of itself and the other CGC Parties) of the following further conditions:
(a)   (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.2(a) and Section 3.8(a) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties set forth in Section 3.8(a) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); provided, however, that this clause (iii) shall be deemed to be satisfied if no Company Material Adverse Effect is continuing, and (iv) the representations and warranties of the of the Company set forth in Article 3 (other than the Company Fundamental Representations and the representations and warranties of the Company set forth in Section 3.16(n)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;
(b)   the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;
(c)   since the date of this Agreement, no Company Material Adverse Effect shall have occurred that is continuing;
(d)   at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to CGC the following documents:
(i)   a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to CGC; and
(ii)   Stockholder Support Agreements duly executed by Company Stockholders holding, as of immediately prior to the Effective Time, representing at least Requisite Company Preferred Majority, including each Key Supporting Company Stockholder.
Section 6.3   Other Conditions to the Obligations of the Company.   The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, written waiver by the Company of the following further conditions:

(a)   (i) the CGC Fundamental Representations (other than the representations and warranties set forth in Section 4.6(a)) shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.6(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties of the CGC Parties (other than the CGC Fundamental Representations) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “CGC Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a CGC Material Adverse Effect;
(b)   the CGC Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;
(c)   since the date of this Agreement, no CGC Material Adverse Effect shall have occurred that is continuing;
(d)   the CGC Board shall consist of the number of directors, and be comprised of the individuals, determined pursuant to Section 5.16;
(e)   each PIPE Investor shall have funded the Purchase Price for such PIPE Investor’s Purchased Shares pursuant to Section 2.1 of such PIPE Investor’s Investor Stock Purchase Agreement into the Escrow Account (as defined in such PIPE Investor’s Stock Purchase Agreement) with release of such funds held in the Escrow Account to CGC conditioned only upon evidence that the conditions to closing in this Article 6 have been satisfied and such PIPE Investor shall have otherwise fully performed its obligations thereunder and CGC shall have issued to the Escrow Agent (as defined in such Investor Stock Purchase Agreement) such escrow release instructions as are required by Section 2.1 of the Investor Stock Purchase Agreement and/or such PIPE Investor shall have purchased any shares subject to any non-redemption agreement (in accordance with the provisions of Section 2.1 of such Investor Stock Purchase Agreement) to which such PIPE Investor is a party and otherwise fully performed its obligations under such non-redemption agreement;
(f)   the Domestication shall have been consummated on the Closing Date prior to the Effective Time;
(g)   at or prior to the Closing, CGC shall have delivered, or caused to be delivered, the following documents:
(i)   a certificate duly executed by an authorized officer of CGC, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(c) are satisfied, in a form and substance reasonably satisfactory to the Company; and
(ii)   the Registration Rights Agreement, duly executed by CGC and the CGC Shareholders.
Section 6.4   Frustration of Closing Conditions.   The Company may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2. None of the CGC Parties may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by a CGC Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2.
ARTICLE 7
TERMINATION
Section 7.1   Termination.   This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing, solely:

(a)   by mutual written consent of CGC and the Company;
(b)   by CGC, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform or has otherwise breached any of its covenants or agreements set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) would not be satisfied (assuming the Closing occurred as of such date) and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by CGC, and (ii) the Termination Date; provided, however, that none of the CGC Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied (assuming the Closing occurred as of such date);
(c)   by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any CGC Party has failed to perform any covenant or agreement on the part of such applicable CGC Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied (assuming the Closing occurred as of such date) and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to CGC by the Company and (ii) the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied (assuming the Closing occurred as of such date);
(d)   by either CGC or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to November 12, 2026 (the “Termination Date”); provided that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to CGC if any CGC Party’s breach of any of its covenants or obligations under this Agreement, or any Ancillary Documents to which it is a party, shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of any of its covenants or obligations under this Agreement, or any Ancillary Documents to which it is a party, shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;
(e)   by either CGC or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement (including the Domestication and the Merger) and such Order or other action shall have become final and nonappealable;
(f)   by either CGC or the Company if the CGC Shareholders Meeting has been held (including any adjournment thereof), has concluded, CGC’s shareholders have duly voted and the Required CGC Shareholder Approval was not obtained; or
(g)   by CGC, if the Company has not delivered, or caused to be delivered, to CGC, the written consents of the Company Stockholders sufficient to constitute the Company Stockholder Written Consent in accordance with Section 5.13(a) on or prior to the Company Stockholder Written Consent Deadline.
Section 7.2   Effect of Termination.   In the event of the termination of this Agreement pursuant to Section 7.1, (a) this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of Section 5.3(a), this Section 7.2, Article 8 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreements, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud or (ii) any Person’s Liability under any Investor Stock Purchase Agreement, any

Confidentiality Agreement, any Stockholder Support Agreement or the Sponsor Support Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.
ARTICLE 8
MISCELLANEOUS
Section 8.1   Non-Survival.   All of the representations and warranties set forth in this Agreement, shall terminate at the Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Effective Time against any Party, any Company Non-Party Affiliate or any CGC Non-Party Affiliate, except in the case of Fraud. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Document that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms and any other provision in any Ancillary Document that expressly survives the Effective Time shall so survive the Effective Time in accordance with the terms of such Ancillary Document.
Section 8.2   Entire Agreement; Assignment.   This Agreement (together with the Ancillary Documents and the Confidentiality Agreement) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of CGC and the Company.
Section 8.3   Amendment.   This Agreement may be amended or modified only by a written agreement executed and delivered by CGC and the Company. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.
Section 8.4   Notices.   All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:
(a)   If to any CGC Party, or the Sponsor, to:
505 Fifth Avenue, Suite 1500
New York, NY 10017
Attention:
Peter Yu

E-mail:
peter@cartesiangrowth.com

with a copy (which shall not constitute notice) to:
Greenberg Traurig, LLP
One Vanderbilt Avenue
New York, New York 10017
Attention:
Adam Namoury; Thomas Martin

E-mail:
adam.namoury@gtlaw.com; thomas.martin@gtlaw.com

(b)   If to the Company, to:
Factorial Inc.
805 Middlesex Turnpike
Billerica, MA 01821
Attention:
Siyu Huang

Email:
sh1@factorialenergy.com

with a copy (which shall not constitute notice) to:
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:
Jocelyn Arel; Jeffrey A. Letalien

E-mail:
JArel@goodwinlaw.com; JLetalien@goodwinlaw.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
Section 8.5   Governing Law.   This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York (except that the laws of the Cayman Islands shall also apply to the Domestication).
Section 8.6   Fees and Expenses.   Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and CGC shall pay, or cause to be paid, all Unpaid CGC Expenses and (b) if the Closing occurs, then the Surviving Company shall pay, or cause to be paid, all Unpaid Company Expenses and all Unpaid CGC Expenses.
Section 8.7   Construction; Interpretation.   The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) references from or through any date mean from and including or through and including such date, respectively, (j) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (k) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (l) the words “made available” (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to CGC, any documents or other materials posted to the electronic data room on Venue Hub made available to CGC and its advisors under the project name “Project Fenway” as of 10:00 p.m., Eastern Time, on the date of this Agreement; (m) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (n) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8   Exhibits and Schedules.   All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the CGC Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the CGC Disclosure Schedules), respectively, shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the CGC Disclosure Schedules), respectively, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.
Section 8.9   Parties in Interest.   This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.14 and Section 5.15, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 8.13.
Section 8.10   Severability.   Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
Section 8.11   Counterparts; Electronic Signatures.   This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.
Section 8.12   Knowledge of Company; Knowledge of CGC.   For all purposes of this Agreement, the phrase “to the Company’s knowledge”, “to the knowledge of the Company” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules, assuming reasonable due inquiry. For all purposes of this Agreement, the phrase “to CGC’s knowledge”, “to the knowledge of CGC” and “known by CGC” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the CGC Disclosure Schedules, assuming reasonable due inquiry. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the CGC Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.
Section 8.13   No Recourse.   Except for claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any CGC Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the CGC Non-Party Affiliates, in the case of CGC, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, CGC or any Non-Party Affiliate concerning any Group Company, any CGC Party, this Agreement or the transactions contemplated hereby.
Section 8.14   Extension; Waiver.   The Company may (a) extend the time for the performance of any of the obligations or other acts of the CGC Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the CGC Parties set forth herein or (c) waive compliance by the CGC Parties with any of the agreements or conditions set forth herein. CGC may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.
Section 8.15   Waiver of Jury Trial.   THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.
Section 8.16   Submission to Jurisdiction.   Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City in the Borough of Manhattan for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary

Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.
Section 8.17   Remedies.   Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.
Section 8.18   Trust Account Waiver.   Reference is made to the final prospectus of CGC, filed with the SEC (File No. 333-284565) on May 1, 2025 (the “Prospectus”). The Company acknowledges and agrees and understands that CGC has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of CGC’s public shareholders (including overallotment shares acquired by CGC’s underwriters, the “Public Shareholders”), and CGC may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of CGC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company nor any of their respective Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between CGC or any of its Representatives, on the one hand, and, the Company or any of its respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company (on its own behalf and on behalf of its Representatives) hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with CGC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with CGC or its Affiliates).
Section 8.19   Legal Representation; Privilege.
(a)   The Parties agree that, notwithstanding the fact that Greenberg Traurig, LLP (“GT”) may have, prior to Closing, jointly represented CGC, Merger Sub, and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented CGC and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, GT will be permitted in the future, after Closing, to represent the Sponsor or its Affiliates in connection with matters in which such Persons are adverse to CGC or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company, hereby agrees, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with GT’s future representation of one or more of the Sponsor or its respective Affiliates in which the interests of such Person are adverse to the interests of CGC, the Company or any of its respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by GT of CGC, Merger Sub, any Sponsor, or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor shall be deemed the client of GT with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor shall be controlled by the Sponsor and shall not pass to or be claimed by CGC or the Surviving Company; provided, further, that nothing contained herein shall be deemed to be a waiver by CGC or any of its Affiliates (including, after the Effective Time, the Surviving Company and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.
(b)   The Parties agree that, notwithstanding the fact that Goodwin Procter LLP (“Goodwin”) may have, prior to Closing, jointly represented the Company and/or its Affiliates in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Company and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, Goodwin will be permitted in the future, after Closing, to represent the Company or its Affiliates in connection with matters in which such Persons are adverse to CGC or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. CGC, Merger Sub, and/or the Sponsor, who are or have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with Goodwin’s future representation of one or more of the Company or its respective Affiliates in which the interests of such Person are adverse to the interests of CGC, Merger Sub, and/or the Sponsor or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Goodwin of the Company or any of its respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Company shall be deemed the client of Goodwin with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Company shall be controlled by the Company and shall not pass to or be claimed by CGC or the Surviving Company; provided, further, that nothing contained herein shall be deemed to be a waiver by CGC or any of its Affiliates (including, after the Effective Time, the Surviving Company and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.
* * * * *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.
CARTESIAN GROWTH CORPORATION III
By:
/s/ Peter Yu

Name: Peter Yu
Title:   Chairman & Chief Executive Officer
FENWAY MS, INC.
By:
/s/ Peter Yu

Name: Peter Yu
Title:   Director & President
FACTORIAL INC.
By:
/s/ Siyu Huang

Name: Siyu Huang
Title:   Chief Executive Officer

Annex A
Key Supporting Company Stockholders
***

Annex B
Key Persons
***

Exhibits A through D Intentionally Omitted

Exhibit E
Form of CGC Certificate of Incorporation
[attached]

CERTIFICATE OF INCORPORATION
OF
FACTORIAL HOLDINGS, INC.
ARTICLE I
The name of the Corporation is Factorial Holdings, Inc. (the “Corporation”).
ARTICLE II
The address of the Corporation’s registered office in the State of Delaware is [•]. The name of its registered agent at such address is [•].
ARTICLE III
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).
ARTICLE IV
A. CAPITAL STOCK
The total number of shares of capital stock that the Corporation shall have authority to issue is [•], which shall consist of two classes as follows: (a) [•] shares shall be a class designated as common stock, par value $0.00001 per share (the “Common Stock”), which class of Common Stock shall be subdivided into two series consisting of (i) [•] shares designated as Series A common stock (the “Series A Common Stock”) and (ii) [•] shares designated as Series B common stock (the “Series B Common Stock”); and (b) [•] shares shall be a class designated as preferred stock, par value $0.00001 per share (the “Preferred Stock”).
Except as otherwise provided in any certificate of designation of any series of Preferred Stock or in Sections 242(d)(1) or (d)(2) of the DGCL, the number of authorized shares of any class of Common Stock or Preferred Stock may from time to time be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of any of the Common Stock or the Preferred Stock voting separately as a class shall be required therefor; provided, however, that the number of authorized shares of Series B Common Stock shall not be increased or decreased without the affirmative vote of the holders of a majority of shares of Series B Common Stock then outstanding, voting as a separate class. For the avoidance of doubt, the elimination and reduction of the voting requirements of Section 242 of the DGCL, as permitted by Section 242(d) of the DGCL, shall apply to any amendments to this Certificate of Incorporation, as it may be amended, restated or otherwise modified from time to time, including the terms of any certificate of designations of any class or series of Preferred Stock (the “Certificate of Incorporation”).
The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.
B. COMMON STOCK
Subject to all the rights, powers and preferences of the Preferred Stock and except as provided by law or in this Certificate of Incorporation (including any certificate of designation of any series of Preferred Stock):
1.   Voting Rights.
(a)   General Right to Vote Together.   Except as otherwise expressly provided herein or required by applicable law, the holders of Series A Common Stock and Series B Common Stock shall vote together on all matters submitted to a vote of the stockholders.
(b)   Votes Per Share.   Except as otherwise expressly provided herein or required by applicable law, on any matter that is submitted to a vote of the stockholders, each holder of Series A Common Stock shall be entitled to one vote for each such share held by such holder, and each holder of Series B Common Stock shall be entitled to 10 votes for each such share held by such holder. Notwithstanding the foregoing, except as otherwise required by law, holders of shares of Common Stock, as such, shall have no voting power with respect to, and shall not be entitled to vote on, any amendment to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of the Preferred Stock or one or more outstanding series thereof if the holders of such Preferred Stock or series thereof are entitled, either separately or together with the holders of one or more other such series, to vote thereon under this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or under the DGCL.
2.   Identical Rights.   Except as otherwise expressly provided herein or required by applicable law, shares of Series A Common Stock and Series B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation:
(a)   Dividends and Distributions.   Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to the payment of any Distribution, Distributions may be declared and paid ratably on the Common Stock out of the assets of the Corporation which are legally available for this purpose at such times and in such amounts as the Board of Directors of the Corporation (the “Board”) in its discretion shall determine. Shares of Series A Common Stock and Series B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any Distribution paid or distributed by the Corporation, unless different treatment of the shares of each such series is approved by the affirmative vote of the holders of a majority of the outstanding shares of Series A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Series B Common Stock, each voting separately as a series; provided, however, that in the event a Distribution is paid in the form of Series A Common Stock or Series B Common Stock (or Rights to acquire, or securities convertible into or exchangeable for, such stock, as the case may be), then holders of Series A Common Stock shall receive Series A Common Stock (or Rights to acquire, or securities convertible into or exchangeable for, such stock, as the case may be) and holders of Series B Common Stock shall receive Series B Common Stock (or Rights to acquire, or securities convertible into or exchangeable for, such stock, as the case may be) and such Distribution shall be deemed equal, identical and ratable so long as such Distribution is paid or distributed ratably on a per share basis.
(b)   Subdivision or Combination.   If the Corporation in any manner subdivides, combines or reclassifies the outstanding shares of Series A Common Stock or Series B Common Stock, then the outstanding shares of the other such series will be concurrently subdivided, combined or reclassified in the same proportion and manner to maintain the same proportionate equity ownership between the holders of the outstanding Series A Common Stock and Series B Common Stock on the record date or effective date for such subdivision, combination or reclassification, unless different treatment of the shares of each such series is approved by the affirmative vote of the holders of a majority of the outstanding shares of Series A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Series B Common Stock, each voting separately as a series.
(c)   Equal Treatment in a Change of Control Transaction.   In connection with any Change of Control Transaction, shares of Series A Common Stock and Series B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Corporation (any such consideration, “Change of Control Consideration”), provided, however, that the holders of shares of such series may receive, or have the right to elect to receive, different or disproportionate consideration in connection with such Change of Control Transaction if (1) the only difference in the per share consideration to the holders of the Series A Common Stock and Series B Common Stock is that any securities distributed to the holders of, or issuable upon the conversion of, a share of Series B Common Stock have 10 times the voting power of any securities distributed to the holder of, or issuable upon the conversion of, a share of Series A Common Stock or (2) such different or disproportionate treatment of the shares of each such series is approved by the affirmative vote of the holders of a majority of the outstanding shares of Series A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Series B Common Stock, each voting separately as a series; provided, however, for the avoidance of doubt,

Change of Control Consideration shall not be deemed to include any consideration paid to or received by a person who is a holder of Series A Common Stock and/or Series B Common Stock, as applicable, pursuant to (x) any bona fide, good faith employment, consulting, severance or other compensatory arrangement (including, without limitation, any equity-based or cash compensatory award or payment) whether or not entered into in connection with such Change of Control Transaction or (y) a negotiated agreement between a holder of Series A Common Stock and/or Series B Common Stock, as applicable, with any counterparty (or affiliate thereof) to a Change of Control Transaction wherein such holder is contributing, selling, transferring or otherwise disposing of shares of the Corporation’s capital stock to such counterparty (or affiliate thereof) as part of a “rollover” or similar transaction that is approved by a majority of the Disinterested Directors then in office (or a committee of the Board comprised of Disinterested Directors) and that is in connection with such Change of Control Transaction. Any merger or consolidation of the Corporation with or into any other entity, which is not a Change of Control Transaction, shall, in addition to any approval otherwise required herein or by applicable law, require approval by the affirmative vote of the holders of a majority of the outstanding shares of Series A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Series B Common Stock, each voting separately as a series, unless (i) the shares of Series A Common Stock and Series B Common Stock remain outstanding and no other consideration is received in respect thereof or (ii) such shares are converted on a pro rata basis into shares of the surviving or parent entity in such transaction having identical rights to the shares of Series A Common Stock and Series B Common Stock, respectively.
3.   Conversion of Series B Common Stock.
(a)   Voluntary Conversion.   Each share of Series B Common Stock shall be convertible into one fully paid and nonassessable share of Series A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation. Such written notice shall state therein the number of shares of Series B Common Stock being converted and the name or names in which the shares of Series A Common Stock are to be registered.
(b)   Automatic Conversion.   Each share of Series B Common Stock shall automatically, without any further action by the holder thereof, convert into one fully paid and nonassessable share of Series A Common Stock upon the earlier of:
(i)   a Transfer of such share; provided, however, that no such automatic conversion shall occur in the case of a Transfer by a Series B Stockholder to any of the persons or entities listed in clauses (A) through (H) below (each, a “Permitted Transferee”) and from any such Permitted Transferee back to such Series B Stockholder and/or any other Permitted Transferee established by or for such Series B Stockholder:
(A)   a Family Member of such Series B Stockholder, which shall mean with respect to any natural person who is a Series B Stockholder, the spouse, domestic partner, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such Series B Stockholder and any spouse of any such person; and provided, further, that lineal descendants shall include adopted persons, but only so long as they are adopted during minority (herein collectively referred to as “Family Members”);
(B)   a trust solely for the benefit of such Series B Stockholder and/or one or more of such Series B Stockholder’s Family Members (except for remote contingent interests) so long as all trustees of such trust are one or more of (i) such Series B Stockholder, (ii) a Family Member of such Series B Stockholder and/or (iii) an institution or individual who is a bank or trust company, a professional trustee, investment advisor or manager, investment banker, accountant or lawyer (herein referred to as a “Qualified Trustee”); provided such Transfer does not involve any payment of cash, securities, property or other consideration to the Series B Stockholder (other than as a settlor or beneficiary of such trust) and, provided, further, that if at any time such trust ceases to meet the requirements of this subsection (B), each share of Series B Common Stock then held by the trustee or trustees of such trust shall, on the fifth calendar day following receipt by said trustee or trustees of a notice from the Corporation that it has obtained actual knowledge that the trust no longer meets the requirements of this subsection (B), unless said trust Transfers such share of

Series B Common Stock to a Permitted Transferee prior to such fifth calendar day, automatically convert into one fully paid and nonassessable share of Series A Common Stock;
(C)   the beneficiaries or trustee of a trust; so long as the original grantor of the trust (the “Grantor”) is such Series B Stockholder and such Series B Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock, provided that in the event such Grantor no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock, then, unless such trust Transfers such shares of Series B Common Stock to a Permitted Transferee within five calendar days after the date upon which such Grantor no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock, each share of Series B Common Stock then held by such trust shall automatically convert into one fully paid and nonassessable share of Series A Common Stock;
(D)   a trust under the terms of which such Series B Stockholder has retained a “qualified interest” within the meaning of §2702(b)(1) of the Internal Revenue Code (or successor provision) and/or a reversionary interest so long as all trustees of such trust are Qualified Trustees; provided, however, that if at any time such trust ceases to meet the requirements of this subsection (D), each share of Series B Common Stock then held by the trustee or trustees of such trust shall, on the fifth calendar day following receipt by said trustee or trustees of a notice from the Corporation that it has obtained actual knowledge that the trust no longer meets the requirements of this subsection (D), unless said trust Transfers such share of Series B Common Stock to a Permitted Transferee prior to such fifth calendar day, automatically convert into one fully paid and nonassessable share of Series A Common Stock;
(E)   an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code (or successor provision), or a pension, profit sharing, stock bonus or other type of plan or trust of which such Series B Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code (or successor provision); provided that in each case such Series B Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock held in such account, plan or trust, and provided, further, that in the event the Series B Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock held by such account, plan or trust, then, unless such account Transfers such shares of Series B Common Stock to a Permitted Transferee within five calendar days after the date upon which such Series B Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock, each share of Series B Common Stock then held by such account, plan or trust shall automatically convert into one fully paid and nonassessable share of Series A Common Stock;
(F)   a corporation, partnership or limited liability company wholly and solely owned by Series B Stockholders and Permitted Transferees in which Series B Stockholders directly, or indirectly through one or more Permitted Transferees, own shares, partnership interests or membership interests, as applicable, with sufficient Voting Control in the corporation, partnership or limited liability company, as applicable, or otherwise has legally enforceable rights, such that the Series B Stockholders retain sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock held by such corporation, partnership or limited liability company; provided, however, that in the event the Series B Stockholders no longer own sufficient shares, partnership interests or membership interests, as applicable, or no longer has sufficient legally enforceable rights to ensure the Series B Stockholders retain sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock held by such corporation, partnership or limited liability company, as applicable, then, unless such corporation, partnership or limited liability company Transfers such shares of Series B Common Stock to a Permitted Transferee within five calendar days after the date upon which such Series B Stockholders no longer have sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock, each share of Series B Common Stock then held by such corporation, partnership or limited liability company, as applicable, shall automatically convert into one fully paid and nonassessable share of Series A Common Stock;

(G)   from a Series B Stockholder or such Series B Stockholder’s Affiliates to another Series B Stockholder or such other Series B Stockholder’s Affiliates;
(H)   an Affiliate of a Series B Stockholder; provided, however, that the person or entity holding sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock being Transferred (the “Controlling Person”) retains, directly or indirectly, sole dispositive power and exclusive Voting Control with respect to the shares following such Transfer; provided, further, that in the event the Controlling Person no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock Transferred to such Affiliate, then, unless such Affiliate Transfers such shares of Series B Common Stock to a Permitted Transferee within five calendar days after the date upon which Controlling Person no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock, each such share of Series B Common Stock Transferred to such Affiliate shall automatically convert into one share of Series A Common Stock unless such transaction is otherwise approved by the Corporation;
(ii)   the date specified by a written notice and certification request of the Corporation to the holder of such share of Series B Common Stock requesting a certification, in a form satisfactory to the Corporation, verifying such holder’s ownership of Series B Common Stock and confirming that a conversion to Series A Common Stock has not occurred pursuant to this Article IV, Section B(3), which date shall not be less than 60 calendar days after the date of such notice and certification request; provided, however, that no such automatic conversion pursuant to this subsection (ii) shall occur in the case of a Series B Stockholder or its Permitted Transferees that furnishes a certification satisfactory to the Corporation prior to the specified date that such conversion to Series A Common Stock has not occurred pursuant to this Article IV, Section B(3); or
(iii)   the date on which the number of Threshold Shares collectively held by a Series B Stockholder and any Permitted Transferees thereof is less than 50% of the number of shares of Series B Common Stock held by such Series B Stockholder at the Effective Time
(c)   Automatic Conversion of All Outstanding Series B Common Stock.   Each share of Series B Common Stock shall automatically, without any further action by the holder thereof, convert into one fully paid and nonassessable share of Series A Common Stock upon the earliest of:
(i)   the date specified by affirmative vote of the holders of at least 66-2∕3% of the outstanding shares of Series B Common Stock, voting as a single series;
(ii)   the date that is nine months following the death or Incapacity of all Founders; and
(iii)   the date that is the seven year anniversary of the Effective Time.
Following such conversion, the reissuance of any shares of Series B Common Stock shall be prohibited, and the Corporation shall take all necessary action to retire each share of Series B Common Stock in accordance with Section 243 of the DGCL, including filing a certificate of retirement with the Secretary of State of the State of Delaware required thereby, and upon the effectiveness of such certificate of retirement, it shall have the effect of reducing the number of authorized shares of Series B Common Stock and eliminating all references to Series B Common Stock in this Certificate of Incorporation.
(d)   Procedures.   The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Series B Common Stock to Series A Common Stock in accordance with this Article IV, Section B(3) and the general administration of this dual series stock structure, including the issuance of stock certificates (or the establishment of book-entry positions) with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Series B Common Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Series B Common Stock and to confirm that a conversion to Series A Common Stock has not occurred in accordance with Article IV, Section B(3)(b)(ii). A determination by the Board that a Transfer results in a conversion to Series A Common Stock shall be conclusive and binding.
(e)   Immediate Effect of Conversion.   In the event of a conversion of shares of Series B Common Stock to shares of Series A Common Stock pursuant to this Article IV, Section B(3), such conversion(s)

shall be deemed to have been effective immediately prior to the close of business on the date that the Corporation’s transfer agent receives the written notice required under Section B(3)(a) of this Article IV, the time that the Transfer of such shares occurred under Section B(3)(b) of this Article IV, or the date specified in Section B(3)(c) of this Article IV, as applicable. Upon any conversion of Series B Common Stock to Series A Common Stock pursuant to this Article IV, Section B(3), all rights of the holder of such shares of Series B Common Stock shall cease and the person or persons in whose names or names the certificate or certificates (or book-entry position(s) representing the shares of Series A Common Stock) are to be issued shall be treated for all purposes as having become the record holder or holders of such number of shares of Series A Common Stock into which such shares of Series B Common Stock were converted. Shares of Series B Common Stock that are converted into shares of Series A Common Stock as provided in this Article IV, Section B(3) shall be retired and shall not be reissued.
(f)   Reservation of Stock.   The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Series A Common Stock, solely for the purpose of effecting the conversion of the shares of Series B Common Stock pursuant to this Article IV, Section B(3), such number of its shares of Series A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Common Stock into shares of Series A Common Stock.
4.   No Further Issuances.   Except for the issuance of Series B Common Stock issuable upon the settlement, exercise or conversion of Rights outstanding at the Effective Time, a dividend payable in accordance with Article IV, Section B(3)(a) or a subdivision or reclassification in accordance with Article IV, Section B(3)(b), the Corporation shall not at any time after the Effective Time issue any additional shares of Series B Common Stock, unless such issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Series B Common Stock, voting as a separate series.
C. PREFERRED STOCK
The Board or any authorized committee thereof is expressly authorized to provide by resolution or resolutions for, out of the unissued shares of Preferred Stock, the issuance of the shares of Preferred Stock in one or more series of such stock, and by filing a certificate of designation pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof, all to the fullest extent now or hereafter permitted by the DGCL. The powers, preferences and relative, participating, optional and other special rights of each such series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Without limiting the generality of the foregoing, the resolution or resolutions providing for the issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.
ARTICLE V
The following terms, where capitalized in this Certificate of Incorporation, shall have the meanings ascribed to them in this Article V:
“Affiliate” means with respect to any specified person, any other person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified person, including, without limitation, any general partner, managing member, officer, director or manager of such person and any venture capital, private equity, investment advisor or other investment fund now or hereafter existing that is controlled by one or more general partners or managing members of, or is under common investment management (or shares the same management, advisory company or investment advisor) with, such person.
“Change of Control Share Issuance” means the issuance by the Corporation, in a transaction or series of related transactions, of voting securities of the Corporation to any person or persons acting as a group as contemplated in Rule 13d-5(b) under the Exchange Act (or any successor provision) that immediately prior to such transaction or series of related transactions held 50% or less of the total voting power of the Corporation (assuming Series A Common Stock and Series B Common Stock each have one vote per share), such that, immediately following such transaction or series of related transactions, such person or group of persons would hold more than 50% of the total voting power of the Corporation (assuming Series A Common Stock and Series B Common Stock each have one vote per share).
“Change of Control Transaction” means (i) the sale, lease, exclusive license, exchange, or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Board, so long as no foreclosure occurs in respect of any such lien or encumbrance) of all or substantially all of the Corporation’s property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Corporation), provided that any sale, lease, exclusive license, exchange or other disposition of property or assets exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a “Change of Control Transaction”; (ii) the merger, consolidation, business combination, or other similar transaction of the Corporation with any other entity, other than a merger, consolidation, business combination, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than 50% of the total voting power represented by the voting securities of the Corporation, surviving entity or its parent (as applicable) and more than 50% of the total number of outstanding shares of the Corporation’s, surviving entity’s or its parent’s (as applicable) capital stock, in each case as outstanding immediately after such merger, consolidation, business combination, or other similar transaction, and the stockholders of the Corporation immediately prior to the merger, consolidation, business combination, or other similar transaction own voting securities of the Corporation, the surviving entity or its parent (as applicable) immediately following the merger, consolidation, business combination, or other similar transaction in substantially the same proportions (vis-à-vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction; (iii) a recapitalization, liquidation, dissolution, or other similar transaction involving the Corporation, other than a recapitalization, liquidation, dissolution, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than 50% of the total voting power represented by the voting securities of the Corporation, surviving entity or its parent (as applicable) and more than 50% of the total number of outstanding shares of the Corporation’s, surviving entity’s or parent’s (as applicable) capital stock, in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the stockholders of the Corporation immediately prior to the recapitalization, liquidation, dissolution or other similar transaction own voting securities of the Corporation, the surviving entity or its parent immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis-à-vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction; (iv) any Change of Control Share Issuance; and (v) any transfer, domestication, continuance, conversion or other similar transaction of the Corporation other than a transfer, domestication, continuance, conversion or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the transferred, domesticated, continued or converted entity or its parent) more than 50% of the total voting power represented by the voting securities of the Corporation, the transferred, domesticated, continued or converted entity or its parent (as applicable) and more than 50% of the total number of outstanding shares of the Corporation’s, the transferred, domesticated, continued or converted entity’s or it parent’s (as applicable) capital stock, in each case as outstanding immediately after such transfer, domestication, continuance, conversion or other similar transaction, and the stockholders of the Corporation immediately prior to the transfer, domestication, continuance, conversion or other similar transaction own voting securities of the Corporation, the transferred, domesticated, continued or converted entity of its parent (as applicable) immediately following the transfer, domestication, continuance, conversion or other similar transaction in substantially the same proportions (vis-à-vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction.
“Disinterested Directors” means the Directors who have been determined by the Board to be disinterested with respect to a particular Transfer or Change of Control Transaction, as applicable.

“Distribution” means (i) any dividend of cash, property or shares of the Corporation’s capital stock payable to holders of shares of the Corporation’s capital stock; and (ii) any distribution to holders of shares of the Corporation’s capital stock following or in connection with any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary.
“Effective Time” means the time of the completion of the transactions contemplated by that certain Business Combination Agreement, by and among Cartesian Growth Corporation III, a Cayman Islands exempted company, Fenway MS, Inc., a Delaware corporation, and Factorial Inc., a Delaware corporation, dated as of December 17, 2025.
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
“Founder” means each of Siyu Huang and Alex Yu].
“Incapacity” means that such Series B Stockholder is incapable of managing such holder’s financial affairs under the criteria set forth in the applicable probate code and such incapacity has lasted or can be expected to last for a continuous period of not less than 12 months or is suffering from a condition that can be expected to result in death, in each case, as determined by a licensed medical practitioner jointly selected by a majority of the Disinterested Directors and such Founder or such Founder’s legal representative. In the event of a dispute regarding whether a Series B Stockholder has suffered an Incapacity, no Incapacity of such holder will be deemed to have occurred unless and until an affirmative ruling regarding such Incapacity has been made by a court of competent jurisdiction.
“Rights” means any option, warrant, restricted stock unit, conversion right or contractual right of any kind to acquire shares of the Corporation’s authorized but unissued capital stock.
“Securities Exchange” means, at any time, the registered national securities exchange on which the Corporation’s equity securities are then principally listed or traded, which shall be the New York Stock Exchange or Nasdaq Stock Market (or similar national quotation system of the Nasdaq Stock Market) (“Nasdaq”) or any successor exchange of either the New York Stock Exchange or Nasdaq.
“Series B Stockholder” means (i) the registered holder of a share of Series B Common Stock issued at or prior to the Effective Time, (ii) the registered holder of any shares of Series B Common Stock that are originally issued by the Corporation after the Effective Time and (iii) any registered holder of a share of Series B Common Stock described in clause (i) or (ii) who acquires such share of Series B Common Stock as a Permitted Transferee.
“Trading Day” means any day on which the Securities Exchange is open for trading.
“Threshold Shares” means, with respect to any person as of any time, the sum of (without duplication): (a) any shares of capital stock of the Corporation, including Series A Common Stock and Series B Common Stock, held by such person as of such time; and (b) any shares of capital stock of the Corporation, including Series A Common Stock and Series B Common Stock, underlying any securities (including restricted stock units, options or other convertible instruments) held by such person as of such time, whether such securities are vested or unvested, earned or unearned, or convertible into or exchangeable or exercisable for such shares of capital stock, as of such time or in the future.
“Transfer” of a share of Series B Common Stock shall mean, directly or indirectly, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A “Transfer” shall also include, without limitation, (i) a transfer of a share of Series B Common Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) or (ii) the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of Series B Common Stock by proxy or otherwise; provided, however, that the following shall not be considered a “Transfer”: (a) granting a revocable proxy to officers or Directors of the Corporation at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders or by written consent in lieu of a meeting; (b) pledging shares of Series B Common Stock by a Series B Stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as the Series B Stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares of Series B Common Stock or other similar action by the pledgee shall constitute a “Transfer”; (c) the fact that, as of the Effective Time or at any time after the Effective Time, the spouse of any Series B Stockholder possesses or obtains an interest in such holder’s shares of Series B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a “Transfer” of such shares of Series B Common Stock (and provided that any transfer of shares by any holder of shares of Series B Common Stock to such holder’s spouse, including a transfer in connection with a divorce proceeding, domestic relations order or similar legal requirement, shall constitute a “Transfer” of such shares of Series B Common Stock unless otherwise exempt from the definition of Transfer); (d) entering into a trading plan pursuant to Rule 10b5-1 under the Exchange Act with a broker or other nominee; provided, however, that a sale of such shares of Series B Common Stock pursuant to such plan shall constitute a “Transfer” at the time of such sale; (e) granting a proxy by a Series B Stockholder or a Series B Stockholder’s Permitted Transferees to a person designated by the Board to exercise Voting Control of shares of Series B Common Stock owned directly or indirectly, beneficially and of record, by such Series B Stockholder or such Series B Stockholder’s Permitted Transferees, or over which such Series B Stockholder has Voting Control pursuant to a proxy or voting agreements then in place, effective either (x) on the death of such Series B Stockholder or (y) during any Incapacity of such Series B Stockholder, including the exercise of such proxy by the person designated by the Board; (f) entering into a (I) support, voting, tender or similar agreement, or arrangement (with or without granting a proxy) or (II) a “rollover” or similar agreement or arrangement that, in each case, is approved by a majority of the Disinterested Directors then in office (or a committee of the Board comprised of Disinterested Directors) and is in connection with a Change of Control Transaction; provided, however, that such Change of Control Transaction was approved by a majority of the Disinterested Directors then in office (or a committee of the Board comprised of Disinterested Directors) or (g) any grant of a proxy to, or entering into a voting agreement or similar arrangement with, any other Founder or Affiliate of such Founder.
“Voting Control” with respect to a share of Series B Common Stock means the exclusive power (whether directly or indirectly) to vote or direct the voting of such share of Series B Common Stock by proxy, voting agreement, or otherwise; provided, however, that the following shall not be considered a loss or other diminishment of “Voting Control”: (a) granting a revocable proxy to officers or Directors of the Corporation at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders or by written consent in lieu of a meeting; (b) pledging shares of Series B Common Stock by a holder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as the holder continues to exercise voting control over such pledged shares; provided, however, that a foreclosure on such shares of Series B Common Stock or other similar action by the pledgee shall constitute a loss of “Voting Control”; (c) the fact that, as of the Effective Time or at any time after the Effective Time, the spouse of any holder possesses or obtains an interest in such holder’s shares of Series B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a loss of “Voting Control” of such shares of Series B Common Stock (and provided that any transfer of voting control over shares held by any holder of shares of Series B Common Stock to such holder’s spouse, including a transfer of voting control in connection with a divorce proceeding, domestic relations order or similar legal requirement, shall constitute a loss of “Voting Control” of such shares of Series B Common Stock unless otherwise provided herein); (d) entering into a trading plan pursuant to Rule 10b5-1 under the Exchange Act with a broker or other nominee; provided, however, that a sale of such shares of Series B Common Stock pursuant to such plan shall constitute a loss of “Voting Control” at the time of such sale; (e) granting a proxy by a Series B Stockholder or a Series B Stockholder’s Permitted Transferees to a person designated by the Board to exercise Voting Control of shares of Series B Common Stock owned directly or indirectly, beneficially and of record, by such Series B Stockholder or such Series B Stockholder’s Permitted Transferees, or over which such Series B Stockholder has Voting Control pursuant to a proxy or voting agreements then in place, effective either (I) on the death of such Series B Stockholder or (II) during any Incapacity of such Series B Stockholder, including the exercise of such proxy by the person designated by the Board; (f) entering into a (I) support, voting, tender or similar agreement, or arrangement (with or without granting a proxy) or (II) a “rollover” or similar agreement or arrangement that, in each case, is approved by a majority of the Disinterested Directors then in office (or a committee of the Board comprised of Disinterested Directors) and is in connection with a Change of Control Transaction; provided, however, that such Change of Control

Transaction was approved by a majority of the Disinterested Directors then in office (or a committee of the Board comprised of Disinterested Directors); or (g) any grant of a proxy to, or entering into a voting agreement or similar arrangement with, any Founder or Affiliate of such Founder.
“Voting Threshold Date” means the first date on which the outstanding shares of Series B Common Stock represent less than a majority of the total voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors.
ARTICLE VI
A. STOCKHOLDER ACTION
1.   Action without Meeting.   Subject to the rights, if any, of the holders of shares of Preferred Stock, from and after the Voting Threshold Date, any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a consent of stockholders in lieu thereof. Subject to the rights of the holders of any shares of Preferred Stock, before the Voting Threshold Date, any action required or permitted to be taken by the stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote if: (x) the action is first recommended or approved by the Board and (y) a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of the Corporation’s stock entitled to vote thereon were present and voted.
2.   Special Meetings.   Except as otherwise required by statute and subject to the rights, if any, of the holders of shares of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation.
ARTICLE VII
A. DIRECTORS
1.   General.   The business and affairs of the Corporation shall be managed by or under the direction of the Board except as otherwise provided herein or required by law.
2.   Number of Directors; Term of Office.   Except as otherwise provided for or fixed pursuant to the provisions of Article IV (including any certificate of designation with respect to any series of Preferred Stock) and this Article VII relating to the rights of the holders of any series of Preferred Stock to elect additional Directors, the number of Directors of the Corporation (the “Directors”) shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board. The Directors, other than those who may be elected by the holders of any series of Preferred Stock, shall be classified, with respect to the term for which they severally hold office, into three classes. The term of office of the initial Class I Directors shall expire at the first regularly scheduled annual meeting of stockholders following the Effective Time. The term of office of the initial Class II Directors shall expire at the second annual meeting of stockholders following the Effective Time. The term of office of the initial Class III Directors shall expire at the third annual meeting of stockholders following the Effective Time. The Board is authorized to assign members of the Board already in office to such classes at the time the classification of the Board becomes effective. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death, disqualification or removal. No decrease in the number of Directors shall shorten the term of any incumbent Director. There shall be no cumulative voting in the election of Directors. Election of Directors need not be by written ballot unless the Bylaws of the Corporation so provide.
Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate of Incorporation, the holders of any one or more series of Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect additional Directors, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation including any certificate of designation applicable to such series of Preferred Stock. During any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, have the right to elect additional Directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of Directors of the Corporation shall automatically be increased by such specified number of Directors, and the holders of such Preferred Stock shall be entitled to elect the additional Directors so provided for or fixed pursuant to said provisions, and (ii) each such additional Director shall serve until such Director’s successor shall have been duly elected and qualified, or until such Director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, retirement, disqualification or removal. Notwithstanding any other provision of this Certificate of Incorporation, except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional Directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional Directors, shall forthwith terminate (in which case each such Director shall thereupon cease to be qualified as, and shall cease to be, a Director) and the total authorized number of Directors of the Corporation shall automatically be reduced accordingly.
3.   Vacancies and Newly Created Directorships.   Subject to the rights, if any, of the holders of any series of Preferred Stock to elect Directors and to fill vacancies in the Board relating thereto, any and all vacancies and newly created directorships in the Board, however occurring, including, without limitation, by reason of an increase in the size of the Board, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board, or by a sole remaining Director, and not by the stockholders. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, disqualification, death or removal. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect Directors, when the number of Directors is increased or decreased, the Board shall, subject to Article VII, Section 2 hereof, determine the class or classes to which the increased or decreased number of Directors shall be apportioned. In the event of a vacancy in the Board, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board until the vacancy is filled.
4.   Removal.   Subject to the rights, if any, of any series of Preferred Stock to elect Directors and to remove any Director whom the holders of any such series have the right to elect, any Director (including persons elected by Directors to fill vacancies on the Board) may be removed from office (i) only for cause and (ii) only by the affirmative vote of the holders of not less than 2/3 of the voting power of the outstanding shares of capital stock then entitled to vote at an election of Directors. At least 45 days prior to any annual or special meeting of stockholders at which it is proposed that any Director be removed from office, written notice of such proposed removal and the alleged grounds thereof shall be sent to the Director whose removal will be considered at the meeting.

ARTICLE VIII
A. LIMITATION OF LIABILITY
1.   Directors.   To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended from time to time, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a Director, except for liability (a) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the Director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
2.   Officers.   To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended from time to time, an Officer (as defined below) of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as an officer of the Corporation, except for liability (a) for any breach of the Officer’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the Officer derived an improper personal benefit, or (d) arising from any claim brought by or in the right of the Corporation. If the DGCL is amended after the effective date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of Officers, then the liability of an Officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this Article VIII, “Officer” shall mean an individual who has been duly appointed as an officer of the Corporation and who, at the time of an act or omission as to which liability is asserted, is deemed to have consented to service by the delivery of process to the registered agent of the Corporation as contemplated by 10 Del. C. § 3114(b).
3.   Amendment or Modification.   Any amendment, repeal or modification of this Article VIII or any amendment to the DGCL shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a Director or Officer, as applicable, at the time of such amendment, repeal or modification.
ARTICLE IX
A. AMENDMENT OF BYLAWS
1.   Amendment by Directors.   Except as otherwise provided by law, the Bylaws of the Corporation may be adopted, amended or repealed by the Board by the affirmative vote of a majority of the Directors then in office.
2.   Amendment by Stockholders.   Except as otherwise provided therein, the Bylaws of the Corporation may be amended or repealed by the stockholders by the affirmative vote of the holders of at least 2/3 of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board recommends that stockholders approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

ARTICLE X
A. AMENDMENT OF CERTIFICATE OF INCORPORATION
The Corporation reserves the right to amend or repeal this Certificate of Incorporation in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation. For the avoidance of doubt, the provisions of Sections 242(d)(1) and (d)(2) of the DGCL shall apply to the Corporation.
[Signature Page Follows]

THIS CERTIFICATE OF INCORPORATION is executed this [•] day of [•], 202[•].
FACTORIAL HOLDINGS, INC.
By:
Name:
Title:

Exhibit F
Form of CGC Bylaws
[attached]

BYLAWS
OF
FACTORIAL HOLDINGS, INC.
(the “Corporation”)
ARTICLE I
Stockholders
SECTION 1.   Annual Meeting.   The annual meeting of stockholders (any such meeting being referred to in these Bylaws as an “Annual Meeting”) shall be held at the hour, date and place within or without the United States that is fixed by or in the manner determined by the Board of Directors and stated in the notice of the meeting, which time, date and place may subsequently be changed at any time, before or after the notice for such meeting has been sent to the stockholders, by vote of the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office. If no Annual Meeting has been held for a period of thirteen (13) months after the Corporation’s last Annual Meeting, a special meeting in lieu thereof may be held, and such special meeting shall have, for the purposes of these Bylaws or otherwise, all the force and effect of an Annual Meeting. Any and all references hereafter in these Bylaws to an Annual Meeting or Annual Meetings also shall be deemed to refer to any special meeting(s) in lieu thereof.
SECTION 2.   Notice of Stockholder Business and Nominations.
(a)   Annual Meetings of Stockholders.
(1)   Nominations of persons for election to the Board of Directors of the Corporation (the “Board of Directors”) and the proposal of other business to be considered by the stockholders may be brought before an Annual Meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice of the Annual Meeting provided for in this Bylaw, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in this Bylaw as to such nomination or business. For the avoidance of doubt, the foregoing clause (ii) shall be the exclusive means for a stockholder to bring nominations or business properly before an Annual Meeting (other than matters properly brought under Rule 14a-8 (or any successor rule) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and such stockholder must comply with the notice and other procedures set forth in Article I, Sections 2(a)(2), (3) and (4) of this Bylaw to bring such nominations or business properly before an Annual Meeting. In addition to the other requirements set forth in this Bylaw, for any proposal of business to be considered at an Annual Meeting, it must be a proper subject for action by stockholders of the Corporation under Delaware law.
(2)   For nominations or other business to be properly brought before an Annual Meeting by a stockholder pursuant to clause (ii) of Article I, Section 2(a)(1) of this Bylaw, the stockholder must (i) have given Timely Notice (as defined below) thereof in writing to the Secretary of the Corporation, (ii) have provided any updates or supplements to such notice at the times and in the forms required by this Bylaw and (iii) together with the beneficial owner(s), if any, on whose behalf the nomination or business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by this Bylaw. To be timely, a stockholder’s written notice must be received by the Secretary at the principal executive offices of the Corporation not later than 5:00 p.m. Eastern time on the ninetieth (90th) day nor earlier than 5:00 p.m. Eastern Time on the one hundred twentieth (120th) day prior to the one-year anniversary of the preceding year’s Annual Meeting; provided, however, that in the event the Annual Meeting is first convened more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no Annual Meeting was held in the preceding year, notice by the stockholder to be timely must be received by the Secretary of the Corporation not later than 5:00 p.m. Eastern time on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”). Such stockholder’s Timely Notice shall set forth or include:
(A)   as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class and number of shares of capital stock of the Corporation that are held of record or are beneficially owned by the nominee or its Affiliates or Associates (each as defined below) and any Synthetic Equity Interest (as defined below) held or beneficially owned by the nominee or its Affiliates or Associates, (iv) a description of all agreements, arrangements or understandings between or among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder or concerning the nominee’s potential service on the Board of Directors, (v) a questionnaire with respect to the background and qualifications of the nominee completed by the nominee in the form provided by the Corporation (which questionnaire shall be provided by the Secretary upon written request of any stockholder of record identified by name within five (5) business days of such written request), (vi) a representation and agreement in the form provided by the Corporation (which form shall be provided by the Secretary upon written request of any stockholder of record identified by name within five (5) business days of such written request) that: (a) such proposed nominee is not and will not become party to any agreement, arrangement or understanding with any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation in the questionnaire described in clause (v) herein; (b) such proposed nominee is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation in the questionnaire described in clause (v) herein; (c) such proposed nominee would, if elected as a director, comply with all applicable rules and regulations of the exchanges upon which shares of the Corporation’s capital stock trade, each of the Corporation’s corporate governance, ethics, conflict of interest, confidentiality, stock ownership and trading policies and guidelines applicable generally to the Corporation’s directors and, if elected as a director of the Corporation, such person currently would be in compliance with any such policies and guidelines that have been publicly disclosed; (d) such proposed nominee intends to serve as a director for the full term for which he or she is to stand for election; and (e) such proposed nominee will promptly provide to the Corporation such other information as it may reasonably request to determine the eligibility of such proposed nominee to serve on any committee or sub-committee of the Board of Directors under any applicable stock exchange listing requirements or applicable law, or that the Board of Directors reasonably determines could be material to a reasonable stockholder’s understanding of the background, qualifications, experience, independence, or lack thereof, of such proposed nominee; and (vii) any other information relating to such proposed nominee that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including, without limitation, such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);
(B)   as to any other business that the stockholder proposes to bring before the meeting: a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text, if any, of any resolutions or Bylaw amendment proposed for adoption, and any material interest in such business of each Proposing Person (as defined below);
(C)   (i) the name and address of the stockholder giving the notice, as they appear on the Corporation’s books, and the names and addresses of the other Proposing Persons (if any) and (ii) as to each Proposing Person, the following information: (a) the class or series and number of all shares of capital stock of the Corporation that are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its Affiliates or Associates, including any shares of any class or series of capital stock of the Corporation as to which such Proposing Person or any of its Affiliates or Associates has a right to acquire beneficial ownership at any time in the future (whether or not such right is exercisable immediately or only after the passage of time or upon the satisfaction of any conditions or both) pursuant to any agreement, arrangement or understanding (whether or not in writing), (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its Affiliates or Associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including, without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (1) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person or any of its Affiliates or Associates and (2) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person or any of its Affiliates or Associates has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation, (d) any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such Proposing Person or any of its Affiliates or Associates that are separated or separable from the underlying shares of the Corporation, (e) if such Proposing Person is not a natural person, the identity of the natural person or persons responsible for making voting and investment decisions (including director nominations and any other business that the stockholder proposes to bring before a meeting) on behalf of the Proposing Person (irrespective of whether such person or persons have “beneficial ownership” for purposes of Rule 13d-3 of the Exchange Act of any securities owned of record or beneficially by the Proposing Person) (such person or persons, the “Responsible Person”), (f) any pending or threatened litigation in which such Proposing Person or any of its Affiliates or Associates or any Responsible Person is a party involving the Corporation or any of its officers or directors, or any Affiliate of the Corporation, and (g) any other information relating to such Proposing Person or any of its Affiliates or Associates that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (a) through (g) are referred to, collectively, as “Material Ownership Interests”); provided, however, that the Material Ownership Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder of record directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner;
(D)   (i) a description of all agreements, arrangements or understandings to which any Proposing Person or any of its Affiliates or Associates is a party (whether the counterparty or counterparties are a Proposing Person or any Affiliate or Associate thereof, on the one hand, or one or more other third parties, on the other hand, (including any proposed nominee(s)) (a) pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders or (b) entered into for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Corporation (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding) and (ii) identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to be providing financial support or meaningful assistance in furtherance of the nomination(s) or other business proposed to be brought before the meeting of stockholders and, to the extent known, the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s); and
(E)   a statement (i) that the stockholder is a holder of record of capital stock of the Corporation entitled to vote at such meeting, a representation that such stockholder intends to appear in person or by proxy at the meeting to propose such business or nominees and an acknowledgement that, if such stockholder (or a qualified representative of such stockholder) does not appear to present such business or proposed nominees, as applicable, at such meeting, the Corporation need not present such business or proposed nominees for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation, (ii) whether or not the stockholder giving the notice and/or the other Proposing Person(s), if any, (a) will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to approve the proposal or, in the case of a nomination or nominations, at least 67 percent of the voting power of all of the shares of capital stock of the Corporation entitled to vote on the election of directors or (b) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination, as applicable, (iii) providing a representation as to whether or not such Proposing Person intends to solicit proxies in support of director nominees other than the Corporation’s director nominees in accordance with Rule 14a-19 promulgated under the Exchange Act and (iv) that the stockholder will provide any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (such statement, the “Solicitation Statement”).
For purposes of this Article I, the term “Proposing Person” shall mean the following persons: (i) the stockholder of record providing the notice of nominations or business proposed to be brought before a stockholders’ meeting and (ii) the beneficial owner(s), if different, on whose behalf the nominations or business proposed to be brought before a stockholders’ meeting is made. For purposes of this Section 2, each of the terms “Affiliates” and “Associates” shall have the meaning attributed to such term in Rule 12b-2 under the Exchange Act. For purposes of this Section 2, the term “Synthetic Equity Interest” shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” or securities lending agreement or arrangement, the purpose or effect of which is to, directly or indirectly: (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of the Corporation, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit, or share in any profit, or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of the Corporation, (b) mitigate loss to, reduce the economic risk of, or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of capital stock of the Corporation, or (c) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of capital stock of the Corporation.
(3)   A stockholder providing Timely Notice of nominations or business proposed to be brought before an Annual Meeting shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice pursuant to this Bylaw shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such Annual Meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than 5:00 p.m. Eastern time on the fifth (5th) business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than 5:00 p.m. Eastern time on the eighth (8th) business day prior to the date of the Annual Meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting). For the avoidance of doubt, the obligation to update as set forth in this Section 2(a)(3) shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder, or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or nomination or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before a meeting of the stockholders. Notwithstanding the foregoing, if a Proposing Person no longer plans to solicit proxies in accordance with its representation pursuant to Article I, Section 2(a)(2)(E), such Proposing Person shall inform the Corporation of this change by delivering a written notice to the Secretary at the principal executive offices of the Corporation no later than two (2) business days after making the determination not to proceed with a solicitation of proxies. A Proposing Person shall also update its notice so that the information required by Article I, Section 2(a)(2)(C) is current through the date of the meeting or any adjournment, postponement or rescheduling thereof, and such update shall be delivered in writing to the secretary at the principal executive offices of the Corporation no later than two (2) business days after the occurrence of any material change to the information previously disclosed pursuant to Article I, Section 2(a)(2)(C).
(4)   Notwithstanding anything in the second sentence of Article I, Section 2(a)(2) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least ten (10) days before the last day a stockholder may deliver a notice of nomination in accordance with the second sentence of Article I, Section 2(a)(2), a stockholder’s notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary of the Corporation not later than 5:00 p.m. Eastern time on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.
(b)   General.
(1)   Only such persons who are nominated in accordance with the provisions of this Bylaw shall be eligible for election and to serve as directors, and only such business shall be conducted at an Annual Meeting as shall have been brought before the meeting in accordance with the provisions of this Bylaw or in accordance with Rule 14a-8 under the Exchange Act. The Board of Directors or a designated committee thereof shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the provisions of this Bylaw. If neither the Board of Directors nor such designated committee makes a determination as to whether any stockholder proposal or nomination was made in accordance with the provisions of this Bylaw, the chair of the meeting (as defined in Section 9 of this Article I) shall have the power and duty to determine whether the stockholder proposal or nomination was made in accordance with the provisions of this Bylaw. If the Board of Directors or a designated committee thereof or the chair of the meeting, as applicable, determines that any stockholder proposal or nomination was not made in accordance with the provisions of this Bylaw, such proposal or nomination shall be disregarded and shall not be presented for action at the Annual Meeting.
(2)   Except as otherwise required by law, nothing in this Article I, Section 2 shall obligate the Corporation or the Board of Directors to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board of Directors information with respect to any nominee for director or any other matter of business submitted by a stockholder.
(3)   Notwithstanding the foregoing provisions of this Article I, Section 2, if the nominating or proposing stockholder (or a qualified representative of the stockholder) does not appear at the Annual Meeting to present a nomination or any business, such nomination or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Article I, Section 2, to be considered a qualified representative of the proposing stockholder, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders, and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, to the chair of the meeting at the meeting of stockholders.
(4)   For purposes of this Bylaw, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission (“SEC”) pursuant to Section 13, 14 or 15(d) of the Exchange Act.
(5)   Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder, including,

but not limited to, Rule 14a-19 of the Exchange Act, with respect to the matters set forth in this Bylaw. If a stockholder fails to comply with any applicable requirements of the Exchange Act, including, but not limited to, Rule 14a-19 promulgated thereunder, such stockholder’s proposed nomination or proposed business shall be deemed to have not been made in compliance with this Bylaw and shall be disregarded.
(6)   Further notwithstanding the foregoing provisions of this Bylaw, unless otherwise required by law, (i) no Proposing Person shall solicit proxies in support of director nominees other than the Corporation’s nominees unless such Proposing Person has complied with Rule 14a-19 promulgated under the Exchange Act in connection with the solicitation of such proxies, including the provision to the Corporation of notices required thereunder with timely notice and (ii) if any Proposing Person (A) provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, (B) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) promulgated under the Exchange Act, including the provision to the Corporation of notices required thereunder with timely notice and (C) no other Proposing Person has provided notice pursuant to, and in compliance with, Rule 14a-19 under the Exchange Act that it intends to solicit proxies in support of the election of such proposed nominee in accordance with Rule 14a-19(b) under the Exchange Act, then such proposed nominee shall be disqualified from nomination, the Corporation shall disregard the nomination of such proposed nominee and no vote on the election of such proposed nominee shall occur. Upon request by the Corporation, if any Proposing Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such Proposing Person shall deliver to the Corporation, no later than five (5) business days prior to the applicable meeting date, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.
(7)   The number of nominees a stockholder may nominate for election at the Annual Meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the Annual Meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such Annual Meeting. A stockholder may not designate any substitute nominees unless the stockholder provides timely notice of such substitute nominee(s) in accordance with these Bylaws (and such notice contains all of the information, representations, questionnaires and certifications with respect to such substitute nominee(s) that are required by the Bylaws with respect to nominees for director).
SECTION 3.   Special Meetings.   Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by or at the direction of the Board of Directors. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation. Nominations of persons for election to the Board of Directors and stockholder proposals of other business shall not be brought before a special meeting of stockholders to be considered by the stockholders unless such special meeting is held in lieu of an annual meeting of stockholders in accordance with Article I, Section 1 of these Bylaws, in which case such special meeting in lieu thereof shall be deemed an Annual Meeting for purposes of these Bylaws and the provisions of Article I, Section 2 of these Bylaws shall govern such special meeting.
SECTION 4.   Notice of Meetings; Adjournments.
(a)   A notice of each Annual Meeting stating the hour, date and place, if any, of such Annual Meeting, the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given not less than ten (10) days nor more than sixty (60) days before the Annual Meeting, to each stockholder entitled to vote thereat by delivering such notice to such stockholder or by mailing it, postage prepaid, addressed to such stockholder at the address of such stockholder as it appears on the Corporation’s stock transfer books. Without limiting the manner by which notice may otherwise be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

(b)   Notice of all special meetings of stockholders shall be given in the same manner as provided for Annual Meetings, except that the notice of all special meetings shall also state the purpose or purposes for which the meeting has been called.
(c)   Notice of an Annual Meeting or special meeting of stockholders need not be given to a stockholder if a waiver of notice is executed, or waiver of notice by electronic transmission is provided, before or after such meeting by such stockholder or if such stockholder attends such meeting, unless such attendance is for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.
(d)   The Board of Directors may postpone and reschedule or cancel any previously scheduled Annual Meeting or special meeting of stockholders and any record date with respect thereto, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 2 of this Article I or otherwise. In no event shall the public announcement of an adjournment, postponement or rescheduling of any previously scheduled meeting of stockholders commence a new time period for the giving of a stockholder’s notice under this Article I.
(e)   When any meeting is convened, the chair of the meeting or the stockholders present or represented by proxy at such meeting may adjourn the meeting from time to time for any reason, regardless of whether a quorum is present, to reconvene at any other time and at any place at which a meeting of stockholders may be held under these Bylaws. When any Annual Meeting or special meeting of stockholders is adjourned to another hour, date or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), notice need not be given of the adjourned meeting if the time, place, if any, thereof and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting given in accordance with this Section 4; provided, however, that if the adjournment is for more than thirty (30) days from the meeting date, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote thereat and each stockholder who, by law or under the Certificate of Incorporation of the Corporation (as the same may hereafter be amended and/or restated, the “Certificate”) or these Bylaws, is entitled to such notice.
SECTION 5.   Quorum.   Except as otherwise provided by law, the certificate of incorporation or these Bylaws, at each meeting of stockholders, the presence in person or by remote communication, if applicable, or represented by proxy, of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. If less than a quorum is present at a meeting, the chair of the meeting or the holders of voting stock, by the affirmative vote of a majority of the voting power present in person or by proxy and entitled to vote thereon, may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as otherwise provided in Section 4 of this Article I. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.
SECTION 6.   Voting and Proxies.
(a)   The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Article IV, Section 4 of these Bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the stock ledger of the Corporation as of the record date, unless otherwise provided by law or by the Certificate. Stockholders may vote either (i) in person, (ii) by written proxy or (iii) by a transmission permitted by Section 212(c) of the DGCL. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission permitted by Section 212(c)

of the DGCL may be substituted for or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. Proxies shall be filed in accordance with the procedures established for the meeting of stockholders. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by or on behalf of any one of them unless at or prior to the exercise of the proxy the Corporation receives a specific written notice to the contrary from any one of them. In the event the Corporation receives proxies for disqualified or withdrawn nominees for the Board of Directors, such votes for such disqualified or withdrawn nominees in the proxies will be treated as abstentions.
(b)   Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Directors.
SECTION 7.   Action at Meeting.   When a quorum is present at any meeting of stockholders, any matter before any such meeting (other than an election of a director or directors) shall be decided by a majority of the votes properly cast for and against such matter, except where a larger vote is required by law, by the Certificate or by these Bylaws. Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.
SECTION 8.   Stockholder Lists.   The Corporation shall prepare, no later than the tenth (10th) day before each Annual Meeting or special meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder; provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten (10) days ending on the day before the meeting date in the manner provided by law.
SECTION 9.   Conduct of Meeting.   The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with rules, regulations and procedures adopted by the Board of Directors, the chair of the meeting shall have the right to prescribe such rules, regulations and procedures and to do all such acts, as, in the judgment of such chair, are necessary, appropriate or convenient for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or the chair of the meeting, may include, without limitation, the following: (a) the establishment of an agenda for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present at the meeting; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies, or such other persons as the chair of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; (e) the determination of the circumstances in which any person may make a statement or ask questions and limitations on the time allotted to questions or comments; (f) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (g) the exclusion or removal of any stockholders or any other individual who refuses to comply with meeting rules, regulations, or procedures; (h) restrictions on the use of audio and video recording devices, cell phones and other electronic devices; (i) rules, regulations and procedures for compliance with any federal, state or local laws or regulations (including those concerning safety, health or security); (j) procedures (if any) requiring attendees to provide the Corporation advance notice of their intent to attend the meeting; and (k) rules, regulations or procedures regarding the participation by means of remote communication of stockholders and proxy holders not physically present at a meeting, whether such meeting is to be held at a designated place or solely by means of remote communication. The chair of the meeting shall be: (i) such person as the Board of Directors shall have designated to preside over all meetings of the stockholders; (ii) if the Board of Directors has not so designated such a chair of the meeting or if the chair of the meeting is unable to so preside or is absent, then the Chairperson of the Board, if one is elected; (iii) if the Board of Directors has not so designated a chair of the meeting and there is no Chairperson of the Board, or if the chair of the meeting or the Chairperson of the Board is unable to so preside or is absent, then the Chief Executive Officer, if one is elected; or (iv) in the absence or inability to serve of any of the aforementioned persons, the President of the Corporation. Unless and to the extent determined by the Board of Directors or the chair of the meeting, the chair of the meeting shall not be obligated to adopt or follow any technical, formal or parliamentary rules or principles of procedure. In the absence of the Secretary of the Corporation, the secretary of the meeting shall be such person as the chair of the meeting appoints.
SECTION 10.   Inspectors of Elections.   The Corporation shall, in advance of any meeting of stockholders, appoint one or three inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chair of the meeting shall appoint one or more inspectors to act at the meeting. Any inspector may, but need not, be an officer, employee or agent of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall perform such duties as are required by the DGCL, including the counting of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. The chair of the meeting may review all determinations made by the inspectors, and in so doing the chair of the meeting shall be entitled to exercise his or her sole judgment and discretion and he or she shall not be bound by any determinations made by the inspectors. All determinations by the inspectors and, if applicable, the chair of the meeting, shall be subject to further review by any court of competent jurisdiction.
ARTICLE II
Directors
SECTION 1.   Powers.   The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as otherwise provided by the Certificate or required by law.
SECTION 2.   Number and Terms.   The number of directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors, provided the Board of Directors shall consist of at least one (1) member. The directors shall hold office in the manner provided in the Certificate.
SECTION 3.   Qualification.   No director need be a stockholder of the Corporation.
SECTION 4.   Vacancies. Vacancies in the Board of Directors shall be filled in the manner provided in the Certificate.
SECTION 5.   Removal.   Directors may be removed from office only in the manner provided in the Certificate or by applicable law.
SECTION 6.   Resignation.   A director may resign at any time by electronic transmission or by giving written notice to the Chairperson of the Board, if one is elected, the President or the Secretary. A resignation shall be effective upon receipt, unless the resignation otherwise provides.
SECTION 7.   Regular Meetings.   Regular meetings of the Board of Directors may be held at such hour, date and place (if any) as the Board of Directors may from time to time determine and publicize by means of reasonable notice given to any director who is not present when such determination is made.
SECTION 8.   Special Meetings.   Special meetings of the Board of Directors may be called, orally or in writing, by or at the request of a majority of the directors, the Chairperson of the Board, if one is elected, or the President. The person calling any such special meeting of the Board of Directors may fix the hour, date and place (if any) thereof. Notice thereof shall be given to each director as provided in Section 9 of this Article II.
SECTION 9.   Notice of Meetings.   Notice of the hour, date and place (if any) of all special meetings of the Board of Directors shall be given to each director by the Secretary or an Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the Chairperson of the Board, if one is elected, the President or such other officer designated by the Chairperson of the Board, if one is elected, or any one of the directors calling the meeting. Notice of any special meeting of the Board of Directors shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communication, sent to his or her business or home address, at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to his or her business or home address, at least forty-eight (48) hours in advance of the meeting provided, however, that if the person or persons calling the meeting determine that it is otherwise necessary or advisable to hold the meeting sooner, then such person or persons may prescribe a shorter time period for notice to be given personally or by telephone, facsimile, electronic mail or other similar means of communication. Such notice shall be deemed to be delivered when hand-delivered to such address; read to such director by telephone; deposited in the mail so addressed, with postage thereon prepaid, if mailed; or dispatched or transmitted if sent by facsimile transmission or by electronic mail or other form of electronic communication. A written waiver of notice signed or electronically transmitted before or after a meeting by a director and filed with the records of the meeting shall be deemed to be equivalent to notice of the meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because such meeting is not lawfully called or convened. Except as otherwise required by law, by the Certificate or by these Bylaws, neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.
SECTION 10.   Quorum.   At any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business, but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. Any business that might have been transacted at the meeting as originally noticed may be transacted at such adjourned meeting at which a quorum is present. For purposes of this Article II, the total number of directors includes any unfilled vacancies on the Board of Directors.
SECTION 11.   Action at Meeting.   At any meeting of the Board of Directors at which a quorum is present, the affirmative vote of a majority of the directors present shall constitute action by the Board of Directors, unless otherwise required by law, by the Certificate or by these Bylaws.
SECTION 12.   Action by Consent.   Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing or by electronic transmission. After such action is taken, the writing or writings or electronic transmission or transmissions shall be filed with the records of the meetings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent shall be treated as a resolution of the Board of Directors for all purposes.
SECTION 13.   Manner of Participation.   Directors may participate in meetings of the Board of Directors by means of video conference, conference telephone or other communications equipment by means of which all directors participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for purposes of these Bylaws.
SECTION 14.   Presiding Director.   The Board of Directors shall designate a representative to preside over all meetings of the Board of Directors, provided that if the Board of Directors does not so designate such a presiding director or such designated presiding director is unable to so preside or is absent, then the Chairperson of the Board, if one is elected, shall preside over all meetings of the Board of Directors. If both the designated presiding director, if one is so designated, and the Chairperson of the Board, if one is elected, are unable to preside or are absent, the Board of Directors shall designate an alternate representative to preside over a meeting of the Board of Directors.
SECTION 15.   Committees.   The Board of Directors may designate one or more committees, including, without limitation, a Compensation Committee, a Nominating & Corporate Governance Committee and an Audit Committee, and may delegate thereto some or all of its powers to such committee(s) except those which by law, by the Certificate or by these Bylaws may not be delegated. Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the Board of Directors or in such rules, its business shall be conducted so far as possible in the same manner as is provided by these Bylaws for the Board of Directors. All members of such committees shall hold such offices at the pleasure of the Board of Directors. The Board of Directors may

abolish any such committee at any time. Any committee to which the Board of Directors delegates any of its powers or duties shall keep records of its meetings.
SECTION 16.   Compensation of Directors.   Directors shall receive such compensation for their services as shall be determined by the Board of Directors, or a designated committee thereof, provided that directors who are serving the Corporation as employees shall not receive any salary or other compensation for their services as directors of the Corporation.
SECTION 17.   Emergency Bylaws.   In the event of any emergency, disaster, catastrophe or other similar emergency condition of a type described in Section 110(a) of the DGCL (an “Emergency”), notwithstanding any different or conflicting provisions in the DGCL, the Certificate or these Bylaws, during such Emergency:
(a)   A meeting of the Board of Directors or a committee thereof may be called by any director, the Chairperson of the Board, the Chief Executive Officer, the President or the Secretary by such means as, in the judgment of the person calling the meeting, may be feasible at the time, and notice of any such meeting of the Board of Directors or any committee may be given, in the judgment of the person calling the meeting, only to such directors as it may be feasible to reach at the time and by such means as may be feasible at the time. Such notice shall be given at such time in advance of the meeting as, in the judgment of the person calling the meeting, circumstances permit.
(b)   The director or directors in attendance at a meeting called in accordance with Section 17(a) of this Article II shall constitute a quorum.
(c)   No officer, director or employee acting in accordance with this Section 17 shall be liable except for willful misconduct. No amendment, repeal or change to this Section 17 shall modify the prior sentence with regard to actions taken prior to the time of such amendment, repeal or change.
SECTION 18.   Observers.   The Corporation may agree to appoint one or more observers to the Board of Directors (each, an “Observer”). The terms of appointment of any Observer shall be at the discretion of the Board of Directors including with respect to entitlement, scope, and timing of communications, participation, and attendance. In no case shall an Observer be entitled to vote at any meeting of the Board of Directors.
ARTICLE III
Officers
SECTION 1.   Enumeration.   The officers of the Corporation shall consist of a President, a Treasurer, a Secretary and such other officers, including, without limitation, a Chairperson of the Board, a Chief Executive Officer and one or more Vice Presidents (including Executive Vice Presidents or Senior Vice Presidents), Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board of Directors may determine. Any number of offices may be held by the same person. The salaries and other compensation of the officers of the Corporation will be fixed by or in the manner designated by the Board of Directors or a committee thereof to which the Board of Directors has delegated such responsibility.
SECTION 2.   Election.   The Board of Directors shall elect the President, the Treasurer and the Secretary. Other officers may be elected by the Board of Directors or by such officers delegated such authority by the Board of Directors.
SECTION 3.   Qualification.   No officer need be a stockholder or a director.
SECTION 4.   Tenure.   Except as otherwise provided by the Certificate or by these Bylaws, each of the officers of the Corporation shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.
SECTION 5.   Resignation and Removal.   Any officer may resign by delivering his or her written or electronically transmitted resignation to the Corporation addressed to the President or the Secretary, and such resignation shall be effective upon receipt, unless the resignation otherwise provides. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party. Except as otherwise provided by law or by resolution of the Board of Directors, the Board of Directors may remove any officer. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following his or her resignation or removal, or any right to damages on account of such removal, whether his or her compensation be by the month or by the year or otherwise, unless such compensation is expressly provided in a duly authorized written agreement with the Corporation.
SECTION 6.   Absence or Disability.   In the event of the absence or disability of any officer, the Board of Directors may designate another officer to act temporarily in place of such absent or disabled officer.
SECTION 7.   Vacancies.   Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.
SECTION 8.   President.   The President shall, subject to the direction of the Board of Directors, have such powers and shall perform such duties as the Board of Directors may from time to time designate.
SECTION 9.   Chairperson of the Board.   The Chairperson of the Board, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.
SECTION 10.   Chief Executive Officer.   The Chief Executive Officer, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.
SECTION 11.   Vice Presidents and Assistant Vice Presidents.   Any Vice President (including any Executive Vice President or Senior Vice President) and any Assistant Vice President shall have such powers and shall perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.
SECTION 12.   Treasurer and Assistant Treasurers.   The Treasurer shall, subject to the direction of the Board of Directors and except as the Board of Directors or the Chief Executive Officer may otherwise provide, have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities and valuable documents of the Corporation. He or she shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. Any Assistant Treasurer shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.
SECTION 13.   Secretary and Assistant Secretaries.   The Secretary shall record all the proceedings of the meetings of the stockholders and the Board of Directors (including committees of the Board of Directors) in books kept for that purpose. In his or her absence from any such meeting, a temporary secretary chosen at the meeting shall record the proceedings thereof. The Secretary shall have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation). The Secretary shall have custody of the seal of the Corporation, and the Secretary or an Assistant Secretary shall have authority to affix it to any instrument requiring it, and, when so affixed, the seal may be attested by his or her signature or that of an Assistant Secretary. The Secretary shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. In the absence of the Secretary, any Assistant Secretary may perform his or her duties and responsibilities. Any Assistant Secretary shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.
SECTION 14.   Other Powers and Duties.   Subject to these Bylaws and to such limitations as the Board of Directors may from time to time prescribe, the officers of the Corporation shall each have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as from time to time may be conferred by the Board of Directors or the Chief Executive Officer.
SECTION 15.   Representation of Shares of Other Corporations.   The Chairperson of the Board, the President, any Vice President, the Treasurer, the Secretary or Assistant Secretary of this Corporation, or any other person authorized by the Board of Directors or the President or a Vice President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all securities of any other entity or entities standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.
SECTION 16.   Bonded Officers.   The Board of Directors may require any officer to give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors upon such terms and conditions as the Board of Directors may specify, including, without limitation, a bond for the faithful performance of his or her duties and for the restoration to the Corporation of all property in his or her possession or under his or her control belonging to the Corporation.
ARTICLE IV
Capital Stock
SECTION 1.   Certificates of Stock.   Each stockholder shall be entitled to a certificate of the capital stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors. Such certificate shall be signed by any two authorized officers of the Corporation. The Corporation seal and the signatures by the Corporation’s officers, the transfer agent or the registrar may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the time of its issue. Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law. Notwithstanding anything to the contrary provided in these Bylaws, the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares (except that the foregoing shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation), and by the approval and adoption of these Bylaws, the Board of Directors has determined that all classes or series of the Corporation’s stock may be uncertificated, whether upon original issuance, re-issuance or subsequent transfer.
SECTION 2.   Transfers.   Subject to any restrictions on transfer and unless otherwise provided by the Board of Directors, shares of stock that are represented by a certificate may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require. Shares of stock that are not represented by a certificate may be transferred on the books of the Corporation by submitting to the Corporation or its transfer agent such evidence of transfer and following such other procedures as the Corporation or its transfer agent may require.
SECTION 3.   Stock Transfer Agreements.   The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.
SECTION 4.   Record Holders.   Except as may otherwise be required by law, by the Certificate or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.
SECTION 5.   Record Date.   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (a) in the case of determination of stockholders entitled to vote at any meeting of stockholders, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting and

(b) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at 5:00 p.m. Eastern time on the day next preceding the day on which notice is given, or, if notice is waived, at 5:00 p.m. Eastern time on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders for any other purpose shall be 5:00 p.m. Eastern time on the day on which the Board of Directors adopts the resolution relating thereto.
SECTION 6.   Replacement of Certificates.   In case of the alleged loss, destruction or mutilation of a certificate of stock of the Corporation, a duplicate certificate may be issued in place thereof, upon such terms as the Board of Directors may prescribe.
SECTION 7.   Lock-Up.
(a)   Subject to Section 7(b) of this Article IV, the holders (the “Lock-up Holders”) of common stock of the Corporation, par value of $0.00001 per share (“Common Stock”), including (1) the shares of Common Stock designated as Series A Common Stock (“Series A Common Stock”) and Series B Common Stock, issued (i) as consideration pursuant to the merger of Factorial Inc., a Delaware corporation (“Factorial”), with and into Fenway MS, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Corporation (“Merger Sub”) (the “Factorial Transaction”), pursuant to that certain Business Combination Agreement, dated as of [•], 2025 (the “Business Combination Agreement”), by and among Factorial, the Corporation, and Merger Sub, or (ii) upon the settlement or exercise of warrants, stock options, restricted stock units or other equity awards assumed, continued or substituted by the Corporation pursuant to the Business Combination Agreement (such awards, the “Equity Awards” and such shares, the “Factorial Equity Award Shares”) and (2) the Sponsor Shares, shall not, without the prior written consent of the Board of Directors, Transfer any Lock-up Shares until the end of the Lock-up Period (the “Lock-up”).
(b)   The restrictions set forth in Section 7(a) of this Article IV shall not apply to:
(1)   a Transfer to the Corporation’s officers or directors, any affiliate or family members of the Corporation’s officers or directors, any members or partners of such Lock-up Holder or their affiliates, any affiliates of such Lock-up Holder, or any employees of such affiliates;
(2)   in the case of an individual, a Transfer by gift to a member of the individual’s immediate family (as defined below), or to a trust, the beneficiary of which is the individual or a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization;
(3)   in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;
(4)   in the case of an individual, Transfers by operation of law or pursuant to a qualified domestic relations order;
(5)   in the case of an individual, Transfers to a partnership, limited liability company or other entity of which the undersigned and/or the immediate family (as defined below) of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;
(6)   in the case of an entity, Transfers to any direct or indirect partners, members or equity holders of such entity, or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates;
(7)   in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;
(8)   in the case of an entity, Transfers by virtue of the laws of the entity’s jurisdiction of formation or incorporation or the entity’s organizational documents upon dissolution of the entity;
(9)   Transfers to any other Lock-up Holders, any affiliates of such other Lock-up Holders or their Permitted Transferees or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates;

(10)   the exercise of Equity Awards, stock options or warrants to purchase shares of Common Stock or the vesting of stock awards of Common Stock (including Factorial Equity Award Shares) and any related transfer of shares to the Corporation in connection therewith (1) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (2) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares, it being understood that all shares received upon such exercise, vesting or transfer will remain subject to the restrictions set forth in Section 7(a) of this Article IV during the Lock-Up Period;
(11)   Transfers to the Corporation pursuant to any contractual arrangement in effect at the Closing (as such term is defined in the Business Combination Agreement) that provides for the repurchase by the Corporation or forfeiture of Equity Awards, Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock in connection with the termination of such Lock-up Holder’s service to the Corporation;
(12)   the entry, by the Lock-up Holder, at any time after the Closing (as such term is defined in the Business Combination Agreement), of any trading plan providing for the sale of shares held by the Lock-up Holder, which trading plan meets the requirements of Rule 10b5-l(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any shares during the Lock-Up Period; and
(13)   Transfers in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board of Directors or a duly authorized committee thereof or other similar transaction which results in all of the Corporation’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Closing Date (as such term is defined in the Business Combination Agreement).
provided, however, that in any such case, it shall be a condition to such Transfer that each Permitted Transferee execute and deliver to the Corporation an agreement in form and substance satisfactory to the Corporation stating that such Transferee will not engage in any activities restricted under this Section 7 (as if such transferee had been an original Lock-up Holder hereto).
For purposes of this Section 7(b) of Article IV, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the undersigned, and lineal descendant (including by adoption) of the undersigned or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”).
For the avoidance of doubt, each Lock-up Holder shall retain all of its rights as a stockholder of the Corporation with respect to the Lock-up Shares during the Lock-Up Period, including the right to vote any Lock-up Shares that are entitled to vote.
In furtherance of the foregoing, the Corporation, and any duly appointed transfer agent for the registration or transfer of the securities described therein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this restriction, and such purported Transfer shall be null and void ab initio. In addition, during the Lock-Up Period, each certificate or book-entry position evidencing the Lock-Up Shares shall be marked with a legend in substantially the following form, in addition to any other applicable legends:
“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN THE ISSUER’S BYLAWS. A COPY OF SUCH BYLAWS WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”
(c)   Notwithstanding the other provisions set forth in this Section 7 of this Article IV, the Board of Directors may, in its sole discretion, determine to waive, amend, or repeal the Lock-up obligation set forth herein.
(d)   For purposes of this Section 7 of this Article IV:

(1)   the term “First Trading Price Condition” means that the VWAP of the Series A Common Stock for the period of 20 Trading Days ending on the Trading Day immediately prior to the date of determination equals or exceeds $12.00;
(2)   the term “Lock-up Period” means the period beginning on the Closing Date (as such term is defined in the Business Combination Agreement) and ending (i) with respect to 25% of the Lock-Up Shares (the “Six-Month Lock-Up Shares”), on the date one hundred and eighty (180) days after the Closing Date (as such term is defined in the Business Combination Agreement) (the “Six-Month Lock-Up Date”), (ii) with respect to 25% of the Lock-Up Shares (the “Nine-Month Lock-Up Shares”), on the date two hundred and seventy (270) days after the Closing Date (the “Nine-Month Lock-Up Date”) and (iii) with respect to 50% of the Lock-Up Shares (the “One Year Lock-Up Shares”), on the first anniversary of the Closing Date (the “One Year Lock-Up Date” and each of the Six-Month Lock-Up Date, the Nine-Month Lock-Up Date and the One Year Lock-Up Date, a “Lock-Up Termination Date”)); provided, however, that, on the date on which any Trading Price Condition is satisfied (an “Early Release Date”), the Lock-Up Period shall terminate with respect to one-third (1/3) of the Lock-Up Shares (“Early Release Lock-Up Shares”), with such Early Release Lock-Up Shares allocated first among the Lock-Up Shares with the earliest Lock-Up Termination Date that has not yet occurred and successively to each remaining tranche of Lock-Up Shares in chronological order. For example, if the First Trading Price Condition is satisfied prior to the Six-Month Lock-Up Date, then, on the related Early Release Date, the Lock-Up Period shall terminate with respect to all of the Six-Month Lock-Up Shares (1/4 of the aggregate Lock-Up Shares) and shall terminate with respect to one-third (1/3) of the Nine-Month Lock-Up Shares (1/12 of the aggregate Lock-Up Shares), but, if the First Trading Price Condition is satisfied after the Six-Month Lock-Up Date and prior to the Nine-Month Lock-Up Date, then, on the related Early Release Date, the Lock-Up Period shall terminate with respect to all of the Nine-Month Lock-Up Shares and shall terminate with respect to one-sixth (1/6) of the One Year Lock-Up Shares;
(3)   the term “Lock-up Shares” means the shares of Common Stock issued as consideration in the Factorial Transaction pursuant to the Business Combination Agreement, the Sponsor Shares, and the Factorial Equity Award Shares, except, with respect to each Lock-up Holder, [•] of the shares of Common Stock held by such Lock-Up Holder (or such lesser number as applicable); provided, that, for clarity, shares of Common Stock issued in connection with the Domestication (as defined in the Business Combination Agreement) (other than the Sponsor Shares) or the PIPE Financing (as defined in the Business Combination Agreement) shall not constitute Lock-up Shares; and provided further, that shares of Common Stock acquired upon the cash exercise of Equity Awards, stock options or warrants to purchase shares of Common Stock shall not constitute Lock-up Shares; and provided further, that shares of Common Stock acquired in the public market shall not constitute Lock-up Shares; and provided finally that shares of Common Stock acquired pursuant to a transaction exempt from registration under the Securities Act or pursuant to a subscription agreement where the issuance of Common Stock occurs on or after the closing of the Factorial Transaction shall not constitute Lock-up Shares;
(4)   the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any person or entity to whom such Lock-up Holder is permitted to transfer such shares of Common Stock prior to the expiration of the Lock-up Period pursuant to Section 7(b) of this Article IV;
(5)   the term “Principal Market” means, as of any time of determination, the principal trading market, if any, in which the shares of Series A Common Stock then trade;
(6)   the term “Second Trading Price Condition” means that the VWAP of the Series A Common Stock for the period of 20 Trading Days ending on the Trading Day immediately prior to the date of determination equals or exceeds $14.00;
(7)   the term “Sponsor Shares” means 6,800,000 shares of Series A Common Stock issued in connection with the Domestication (as defined in the Business Combination Agreement) to CGC III Sponsor LLC, a Cayman Islands limited liability company;
(8)   the term “Third Trading Price Condition” means that the VWAP of the Series A Common Stock for the period of 20 Trading Days ending on the Trading Day immediately prior to the date of determination equals or exceeds $16.00;

(9)   the term “Trading Day” means any day on which the Series A Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Series A Common Stock, then on the principal securities exchange or securities market on which the Series A Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Series A Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Series A Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time);
(10)   the term “Trading Price Conditions” means each of the “First Trading Price Condition,” the “Second Trading Price Condition” and the “Third Trading Price Condition”;
(11)   the term “Transfer” means (A) sell, offer to sell, contract or agree to sell, assign, transfer (including by operation of law), hypothecate, pledge, distribute, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any Lock-up Shares, (B) deposit any Lock-up Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with these Bylaws, (C) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-up Shares, whether any such transaction is to be settled by delivery of such Lock-up Shares, in cash or otherwise, or (D) publicly announce any intention to effect any transaction specified in clauses (A) through (C); and
(12)   the term “VWAP” means the dollar volume-weighted average price for the Series A Common Stock on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, L.P. (“Bloomberg”) through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of the Series A Common Stock in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for the Series A Common Stock by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for the Series A Common Stock as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.
ARTICLE V
Indemnification
SECTION 1.   Definitions.   For purposes of this Article V:
(a)   “Corporate Status” describes the status of a person who is serving or has served (i) as a Director of the Corporation, (ii) as an Officer of the Corporation, (iii) as a Non-Officer Employee of the Corporation or (iv) as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity which such person is or was serving at the request of the Corporation. For purposes of this Section 1(a), a Director, Officer or Non-Officer Employee of the Corporation who is serving or has served as a director, partner, trustee, officer, employee or agent of a Subsidiary shall be deemed to be serving at the request of the Corporation. Notwithstanding the foregoing, “Corporate Status” shall not include the status of a person who is serving or has served as a director, officer, employee or agent of a constituent corporation absorbed in a merger or consolidation transaction with the Corporation with respect to such person’s activities prior to said transaction, unless specifically authorized by the Board of Directors or the stockholders of the Corporation;

(b)   “Director” means any person who serves or has served the Corporation as a director on the Board of Directors of the Corporation;
(c)   “Disinterested Director” means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding;
(d)   “Expenses” means all attorneys’ fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding;
(e)   “Liabilities” means judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement;
(f)   “Non-Officer Employee” means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;
(g)   “Officer” means any person who serves or has served the Corporation as an officer of the Corporation appointed by the Board of Directors of the Corporation;
(h)   “Proceeding” means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative; and
(i)   “Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust or other entity of which the Corporation owns (either directly or through or together with another Subsidiary of the Corporation) either (i) a general partner, managing member or other similar interest or (ii) (A) fifty percent (50%) or more of the voting power of the voting capital equity interests of such corporation, partnership, limited liability company, joint venture or other entity, or (B) fifty percent (50%) or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other entity.
SECTION 2.   Indemnification of Directors and Officers.
(a)   Subject to the operation of Section 4 of this Article V, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), and to the extent authorized in this Section 2.
(1)   Actions, Suits and Proceedings Other than By or In the Right of the Corporation.   Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses and Liabilities that are incurred or paid by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein (other than an action by or in the right of the Corporation), which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.
(2)   Actions, Suits and Proceedings By or In the Right of the Corporation.   Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses that are incurred by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein by or in the right of the Corporation, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such

Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made under this Section 2(a)(2) in respect of any claim, issue or matter as to which such Director or Officer shall have been finally adjudged by a court of competent jurisdiction to be liable to the Corporation, unless, and only to the extent that, the Court of Chancery of the State of Delaware or another court in which such Proceeding was brought shall determine upon application that, despite adjudication of liability, but in view of all the circumstances of the case, such Director or Officer is fairly and reasonably entitled to indemnification for such Expenses that such court deems proper.
(3)   Survival of Rights.   The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.
(4)   Actions by Directors or Officers.   Notwithstanding the foregoing, the Corporation shall indemnify any Director or Officer seeking indemnification in connection with a Proceeding initiated by such Director or Officer only if such Proceeding (including any parts of such Proceeding not initiated by such Director or Officer) was authorized in advance by the Board of Directors, unless such Proceeding was brought to enforce such Officer’s or Director’s rights to indemnification or, in the case of Directors, advancement of Expenses under these Bylaws in accordance with the provisions set forth herein.
SECTION 3.   Indemnification of Non-Officer Employees.   Subject to the operation of Section 4 of this Article V, each Non-Officer Employee may, in the discretion of the Board of Directors, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses and Liabilities that are incurred by such Non-Officer Employee or on such Non-Officer Employee’s behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee’s Corporate Status, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized in advance by the Board of Directors.
SECTION 4.   Determination.   Unless ordered by a court, no indemnification shall be provided pursuant to this Article V to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion or (d) by the stockholders of the Corporation.

SECTION 5.   Advancement of Expenses to Directors Prior to Final Disposition.
(a)   The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director’s Corporate Status within thirty (30) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses. Notwithstanding the foregoing, the Corporation shall advance all Expenses incurred by or on behalf of any Director seeking advancement of expenses hereunder in connection with a Proceeding initiated by such Director only if such Proceeding (including any parts of such Proceeding not initiated by such Director) was (i) authorized by the Board of Directors or (ii) brought to enforce such Director’s rights to indemnification or advancement of Expenses under these Bylaws.
(b)   If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within thirty (30) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article V shall not be a defense to an action brought by a Director for recovery of the unpaid amount of an advancement claim and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of expenses shall be on the Corporation.
(c)   In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.
SECTION 6.   Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition.
(a)   The Corporation may, at the discretion of the Board of Directors, advance any or all Expenses incurred by or on behalf of any Officer or any Non-Officer Employee in connection with any Proceeding in which such person is involved by reason of his or her Corporate Status as an Officer or Non-Officer Employee upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer or Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such person to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.
(b)   In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.
SECTION 7.   Contractual Nature of Rights.
(a)   The provisions of this Article V shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article V is in effect, in consideration of such person’s past or current and any future performance of services for the Corporation. Neither amendment, repeal or modification of any provision of this Article V nor the adoption of any provision of the Certificate inconsistent with this Article V shall eliminate or reduce any right conferred by this Article V in respect of any act or omission occurring, or any cause of action or claim that accrues or arises or any state of facts existing, at the time of or before such amendment, repeal, modification or adoption of an inconsistent provision (even in the case of a proceeding based on such a state of facts that is commenced after such time), and all rights to indemnification and advancement of Expenses granted herein or arising out of any act or omission shall vest at the time of the act or omission in question, regardless of when or if any proceeding with respect to such act or omission is commenced. The rights to indemnification and to advancement of expenses provided by, or granted pursuant to, this Article V shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.
(b)   If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel or stockholders) to make a determination concerning the permissibility of such indemnification under this Article V shall not be a defense to an action brought by a Director or Officer for recovery of the unpaid amount of an indemnification claim and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.
(c)   In any suit brought by a Director or Officer to enforce a right to indemnification hereunder, it shall be a defense that such Director or Officer has not met any applicable standard for indemnification set forth in the DGCL.
SECTION 8.   Non-Exclusivity of Rights.   The rights to indemnification and to advancement of Expenses set forth in this Article V shall not be exclusive of any other right that any Director, Officer or Non-Officer Employee may have or hereafter acquire under any statute, provision of the Certificate or these Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.
SECTION 9.   Insurance.   The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer or Non-Officer Employee against any liability of any character asserted against or incurred by the Corporation or any such Director, Officer or Non-Officer Employee, or arising out of any such person’s Corporate Status, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL or the provisions of this Article V.
SECTION 10.   Other Indemnification.   The Corporation’s obligation, if any, to indemnify or provide advancement of Expenses to any person under this Article V as a result of such person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount such person may collect as indemnification or advancement of Expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or enterprise (the “Primary Indemnitor”). Any indemnification or advancement of Expenses under this Article V owed by the Corporation as a result of a person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall only be in excess of, and shall be secondary to, the indemnification or advancement of Expenses available from the applicable Primary Indemnitor(s) and any applicable insurance policies.
SECTION 11.   Savings Clause.   If this Article V or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each indemnitee as to any expenses (including, without limitation, attorneys’ fees), liabilities, losses, judgments, fines (including, without limitation, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974, as amended) and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article V that shall not have been invalidated and to the fullest extent permitted by applicable law.
ARTICLE VI
Miscellaneous Provisions
SECTION 1.   Fiscal Year.   The fiscal year of the Corporation shall be determined by the Board of Directors.

SECTION 2.   Seal.   The Board of Directors shall have power to adopt and alter the seal of the Corporation.
SECTION 3.   Execution of Instruments.   All deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by the Chairperson of the Board, if one is elected, the President, the Chief Executive Officer or the Treasurer or any other officer, employee or agent of the Corporation as the Board of Directors or an executive committee of the Board of Directors may authorize or determine.
SECTION 4.   Voting of Securities.   Unless the Board of Directors otherwise provides, the Chairperson of the Board, if one is elected, the President or the Treasurer may waive notice of, and act on behalf of the Corporation, or appoint another person or persons to act as proxy or attorney in fact for the Corporation with or without discretionary power and/or power of substitution, at any meeting of stockholders or stockholders of any other corporation or organization, any of whose securities are held by the Corporation.
SECTION 5.   Resident Agent.   The Board of Directors may appoint a resident agent upon whom legal process may be served in any action or proceeding against the Corporation.
SECTION 6.   Corporate Records.   The original or attested copies of the Certificate, Bylaws and records of all meetings of the incorporators, stockholders and the Board of Directors and the stock transfer books, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, may be kept outside the State of Delaware and shall be kept at the principal office of the Corporation, at an office of its counsel, at an office of its transfer agent or in such manner as may be permitted by law.
SECTION 7.   Certificate.   All references in these Bylaws to the Certificate shall be deemed to refer to the Certificate, as amended and/or restated and in effect from time to time.
SECTION 8.   Exclusive Jurisdiction of Delaware Courts or the United States Federal District Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate or these Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that this sentence will not apply to any causes of action arising under the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the respective rules and regulations promulgated thereunder. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 8.
SECTION 9.   Amendment of Bylaws.
(a)   Amendment by Directors.   Except as otherwise required by law, these Bylaws may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office (so long as a quorum is present).
(b)   Amendment by Stockholders.   Except as otherwise provided herein, the Bylaws of the Corporation may be amended or repealed at any annual meeting of stockholders, or at any special meeting of stockholders called for such purpose, by the affirmative vote of the holders of not less than two-thirds (2/3) of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.
SECTION 10.   Notices.   If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.
SECTION 11.   Waivers.   A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in such a waiver.
Adopted           ,           and effective as of         ,       .

Annex B
SPONSOR SUPPORT AGREEMENT
This SPONSOR SUPPORT AGREEMENT is made and entered into as of December 17, 2025 (this “Agreement”), by and between CGC III Sponsor LLC, a Cayman Islands limited liability company (“Sponsor”) and Factorial Inc., a Delaware corporation (the “Company”).
WHEREAS, Cartesian Growth Corporation III, an exempted company incorporated under the laws of the Cayman Islands (“CGC”), the Company and Fenway MS, Inc., a Delaware corporation (“Merger Sub”), propose to enter into, contemporaneously herewith, that certain Business Combination Agreement, dated as of the date hereof (the “BCA”; terms used but not defined in this Agreement shall have the meanings ascribed to them in the BCA); and
WHEREAS, as of the date hereof, Sponsor owns beneficially and of record 6,800,000 CGC Class B Shares (the “Sponsor Shares”).
WHEREAS, as of the date hereof, Sponsor owns beneficially and of record 4,400,000 CGC Warrants (the “CGC Private Warrants”).
NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:
1.   Voting Obligations.   Until the earlier of (a) the Closing or (b) termination of the BCA in accordance with its terms, Sponsor agrees that, at the CGC Shareholders Meeting and in connection with any written consent of the CGC Shareholders, Sponsor shall (A) appear at each such meeting or otherwise cause all of its Sponsor Shares to be counted as present thereat for purposes of calculating a quorum and (B) vote (or duly and promptly execute and deliver an action by written consent), or cause to be voted at such meeting (or cause such consent to be duly and promptly executed and delivered with respect to), all of the Sponsor Shares (i) in favor of the approval and adoption of the BCA, the transactions contemplated by the BCA, and any other proposal submitted by the CGC Board for approval by the CGC Shareholders in connection with the transactions contemplated by the BCA, including the Warrant Amendment, (ii) in favor of any other matter reasonably necessary to the consummation of the transactions contemplated by the BCA and considered and voted upon by the CGC Shareholders, including the Warrant Amendment, (iii) against any action, agreement or transaction or proposal that would (A) reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of CGC under the BCA or Ancillary Documents, (B) reasonably be expected to result in the failure of the transactions contemplated by the BCA to be consummated, or (C) change the business, management, or CGC Board except as contemplated by the BCA and the Ancillary Documents, and (iv) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by CGC (other than the BCA and the transactions contemplated by the BCA). Until the earlier of (a) the Closing or (b) termination of the BCA in accordance with its terms, Sponsor agrees that, at any meeting of the holders of CGC Warrants and in connection with any written consent of the holders of CGC Warrants, Sponsor shall (A) appear at each such meeting or otherwise cause all of its CGC Private Warrants to be counted as present thereat for purposes of calculating a quorum and (B) vote (or duly and promptly execute and deliver an action by written consent), or cause to be voted at such meeting (or cause such consent to be duly and promptly executed and delivered with respect to), all of the CGC Private Warrants in favor of the approval and adoption of the Warrant Amendment.
2.   CGC Private Warrant Exchange.   At the Closing, Sponsor shall enter into the CGC Private Warrant Exchange Agreement pursuant to which it shall agree to exchange its CGC Private Warrants for shares of CGC Class A Common Stock at the same ratio as applied to the exchange of the CGC Public Warrants for shares of CGC Class A Common Stock pursuant to the Warrant Amendment.
3.   Waiver of Redemption Rights.   Sponsor agrees not to (a) demand that CGC redeem the Sponsor Shares in connection with the transactions contemplated by the BCA or (b) otherwise participate in any such redemption by tendering or submitting any of the Sponsor Shares for redemption.

4.   Waiver of Anti-Dilution Rights.   Sponsor hereby agrees to waive the provisions of Section 17.2 set forth in the Governing Document of CGC relating to the adjustment of the Initial Conversion Ratio (as defined in the Governing Document of CGC) in connection with the transactions contemplated by the BCA and agrees not to exercise, assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate at which CGC Class B Shares held by such Sponsor convert into CGC Class A Shares, whether resulting from the transactions contemplated by the BCA or otherwise, so that each CGC Class B Share held by Sponsor issued and outstanding as of the Closing shall convert into one CGC Class A Share pursuant to, and in accordance with, the Governing Document of CGC.
5.   Transfer of Shares and CGC Private Warrants.   Sponsor acknowledges and agrees that the Sponsor Shares and CGC Private Warrants are subject to the transfer restrictions under that certain Letter Agreement, dated May 1, 2025, between Sponsor and CGC (the “Letter Agreement”). Sponsor hereby agrees that the Company is an express third party beneficiary of the Letter Agreement with rights to enforce the provisions thereof against the Sponsor.
6.   Representations and Warranties.   Sponsor represents and warrants to the Company as follows:
(a)   Organization.   Sponsor is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of the Sponsor.
(b)   No Conflicts.   The execution, delivery and performance by Sponsor of this Agreement and the consummation by Sponsor of the transactions contemplated hereby do not and will not (i) conflict with or violate any United States or non-United States Law applicable to Sponsor, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any encumbrance on any Sponsor Shares or CGC Private Warrants (other than under this Agreement, the BCA and the agreements contemplated by the BCA, including the other Ancillary Documents), or (iv) conflict with or result in a breach of or constitute a default under any provision of Sponsor’s governing documents.
(c)   Ownership.   As of the date of this Agreement, Sponsor owns exclusively and has good, valid and marketable title to the Sponsor Shares and the CGC Private Warrants free and clear of any Lien, proxy, option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use or other encumbrance of any kind, other than pursuant to (i) this Agreement, (ii) applicable securities Laws, and (iii) the Governing Document of CGC, and as of the date of this Agreement, Sponsor has the sole power (as currently in effect) to vote and right, power and authority to sell, transfer and deliver the Sponsor Shares and the CGC Private Warrants, as applicable, and Sponsor does not own, directly or indirectly, any other CGC Class B Shares.
(d)   Due Authorization.   Sponsor has the power, authority and capacity to execute, deliver and perform this Agreement and this Agreement has been duly authorized, executed and delivered by Sponsor and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).
(e)   Litigation.   There is no Proceeding pending against the Sponsor, or to the knowledge of the Sponsor threatened against Sponsor, before (or, in the case of threatened actions, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement, the BCA or the transactions contemplated thereby.
(f)   Acknowledgment.   Sponsor understands and acknowledges that the Company is entering into the BCA in reliance upon its execution and delivery of this Agreement.

7.   Termination.   The obligations of the parties under this Agreement shall automatically terminate upon the earlier of (i) the Effective Time and (ii) the termination of the BCA in accordance with its terms, provided, that, if the Effective Time occurs, Section 5 shall terminate in accordance with the terms of the CGC Bylaws. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement. Notwithstanding any termination of this Agreement, no such termination or expiration shall relieve any party hereto from liability for fraud or willful breach of this Agreement occurring prior to its termination.
8.   Miscellaneous.
(a)   All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or e-mail address for a party as shall be specified in a notice given in accordance with this Section 8(a)):
If to CGC prior to or on the Closing Date, or to Sponsor, to:
505 Fifth Avenue, Suite 1500
New York, NY 10017
Attention:
Peter Yu

E-mail:
peter@cartesiangrowth.com

with a copy (which shall not constitute notice) to:
Greenberg Traurig, LLP
One Vanderbilt Avenue
New York, New York 10017
Attention:
Adam Namoury; Thomas Martin

E-mail:
adam.namoury@gtlaw.com; thomas.martin@gtlaw.com

If to the Company:
Factorial Inc.
805 Middlesex Turnpike
Billerica, MA 01821
Attention:
Siyu Huang

E-mail:
sh1@factorialenergy.com

with a copy (which shall not constitute notice) to:
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:
Jocelyn Arel; Jeffrey A. Letalien

E-mail:
JArel@goodwinlaw.com; JLetalien@goodwinlaw.com

(b)   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
(c)   (i) The words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the words “date hereof,” when used in this Agreement, shall refer to the date set forth in the Preamble; (iii) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(iv) the terms defined in the present tense have a comparable meaning when used in the past tense, and vice versa; (v) any references herein to a specific Section or Article shall refer, respectively, to Sections or Articles of this Agreement; (vi) references herein to any gender (including the neuter gender) includes each other gender; (vii) the word “or” shall not be exclusive; (viii) the headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof, and (ix) the parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
(d)   Sponsor agrees while this Agreement is in effect, not to take or agree or commit to take any action that would make any representation and warranty of Sponsor contained in this Agreement inaccurate or has the effect of preventing or disabling Sponsor from performing its obligations under this Agreement.
(e)   This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.
(f)   This Agreement, the BCA and Ancillary Documents constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party hereto without the prior express written consent of the other parties hereto.
(g)   This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
(h)   The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties hereto shall, to the fullest extent permitted by Law, be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any New York State court or Federal court of the United States of America sitting in New York City in the Borough of Manhattan without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity. To the fullest extent permitted by applicable Law, each of the parties hereto hereby further waives (i) any defense in any Proceeding for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.
(i)   This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State. Any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall, to the fullest extent permitted by applicable Law, be heard and determined exclusively in any New York State court or Federal court of the United States of America sitting in New York City in the Borough of Manhattan. To the fullest extent permitted by applicable Law, the parties hereto hereby (i) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby brought by any party, and (ii) agree not to commence any such Proceeding except in the courts described above in New York, other than any Proceeding in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. To the fullest extent permitted by applicable Law, each of the parties hereto further agrees that notice as provided herein shall constitute sufficient service of process and the parties hereto further waive any argument that such service is insufficient. To the fullest extent permitted by applicable Law, each of the parties hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (A) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (B) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (C) that (x) the Proceeding in any such court is brought in an inconvenient forum, (y) the venue of such Proceeding is improper, or (z) this Agreement or the transactions contemplated hereby, or the subject matter hereof, may not be enforced in or by such courts.
(j)   This Agreement may be executed and delivered (including by facsimile or portable document format (PDF) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
(k)   Without further consideration, each party hereto shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.
(l)   This Agreement shall not be effective or binding upon any party hereto until after such time as the BCA is executed and delivered by CGC, the Company, and Merger Sub.
(m)   Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Proceeding directly or indirectly arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the parties hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of any Proceeding, seek to enforce that foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 8(m).
[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.
CGC III SPONSOR LLC
By:
/s/ Peter Yu

Name:
Peter Yu

Title:
President

FACTORIAL INC.
By:
/s/ Siyu Huang

Name:
Siyu Huang

Title:
Chief Executive Officer

Annex C
STOCKHOLDER SUPPORT AGREEMENT
This STOCKHOLDER SUPPORT AGREEMENT is made and entered into as of             (this “Agreement”), by and among Cartesian Growth Corporation III, an exempted company incorporated under the laws of the Cayman Islands (“CGC”), Factorial Inc., a Delaware corporation (the “Company”), and certain stockholders of the Company, whose names appear on the signature pages of this Agreement (each a “Stockholder” and, collectively, the “Stockholders”).
WHEREAS, CGC, the Company and Fenway MS, Inc., a Delaware corporation (“Merger Sub”), propose to enter into, contemporaneously herewith, that certain Business Combination Agreement, dated as of the date hereof (the “BCA”; terms used but not defined in this Agreement shall have the meanings ascribed to them in the BCA); and
WHEREAS, as of the date hereof, each Stockholder owns of record the Company Common Shares and Company Preferred Shares as set forth opposite such Stockholder’s name on Exhibit A hereto (all Company Common Shares and Company Preferred Shares and any Company Common Shares and Company Preferred Shares of which ownership of record or the power to vote is hereafter acquired by the Stockholders prior to the termination of this Agreement being referred to herein as the “Shares”).
NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
1.   Agreement to Vote.
(a)   Subject to the earlier termination of this Agreement in accordance with Section 10, each Stockholder, severally and not jointly, hereby agrees to vote at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company (which written consent shall be delivered promptly, and in any event within twenty-four (24) hours after the Company requests such delivery), all of such Stockholder’s Shares held by such Stockholder at such time (i) in favor of the approval and adoption of the BCA and approval of the Merger and all other transactions contemplated by the BCA (“Transactions”) and (ii) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the BCA or that would reasonably be expected to result in the failure of the Merger from being consummated.
(b)   Each Stockholder, severally and not jointly, hereby agrees that he or she shall not enter into any commitment, agreement, understanding, or similar arrangement to vote or give voting instructions or express consent or dissent in writing in any manner inconsistent with the foregoing.
(c)   Each Stockholder, severally and not jointly, hereby agrees to take any and all actions, and to execute and deliver any and all documents and agreements, deemed reasonably necessary or reasonably requested by CGC or the Company in order to implement the Transactions on a timely basis and as contemplated by the BCA.
(d)   Without limiting any other rights or remedies of CGC or the Company, each Stockholder, severally and not jointly, hereby irrevocably appoints each of CGC and the Company or any individual designated by each of them (acting jointly) as such Stockholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstituting), for and in the name, place and stead of such Stockholder, to attend on behalf of such Stockholder the general meeting or any meeting of the stockholders of the Company with respect to the matters described in Sections 1(a) – (c), to include such Stockholder’s Shares in any computation for purposes of establishing a quorum at any such meeting of the stockholders of the Company, to vote (or cause to be voted) such Stockholder’s Shares or consent (or withhold consent) with respect to any of the matters described in Sections 1(a) – (c) in connection with any meeting of the stockholders of the Company or any action by written consent by the stockholders of the Company, in each case, in the event that (i) such Stockholder fails to perform or otherwise comply with the covenants, agreements or obligations set forth in Sections 1(a) – (c) and continues to fail to perform or otherwise comply with the covenants, agreements or obligations set forth in Sections 1(a) – (c) for two Business Days following written notice from the Company and CGC of such failure to perform or comply, or (ii) such Stockholder challenges, directly or indirectly, the validity or enforceability of its covenants, agreements or obligations under Sections 1(a) – (c), or the voting proxy it executes. For the avoidance of doubt, this does not prevent such Stockholder from withdrawing or otherwise challenging the voting proxy if this Agreement has terminated in accordance with its terms.
(e)   The proxy granted by the Stockholders pursuant to Section 1(d) is coupled with an interest sufficient in law to support an irrevocable proxy and is granted in consideration for CGC and the Company entering into the BCA and agreeing to consummate the transactions contemplated thereby. The proxy granted by each Stockholder pursuant to Section 1(d) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by such Stockholder and, upon such Stockholder’s execution of this Agreement, shall revoke any and all prior proxies granted by such Stockholder with respect to the Shares. The vote or consent of the proxyholder with respect to the matters described in Sections 1(a) – (c) shall control in the event of any conflict between such vote or consent by the proxyholder of such Stockholder’s Shares and a vote or consent by such Stockholder of its Shares (or any other Person with the power to vote or provide consent with respect to such Shares) with respect to the matters described in Sections 1(a) – (c). The proxyholder may not exercise the proxy granted pursuant to Section 1(d) on any matter except for those matters described in Sections 1(a) – (c). For the avoidance of doubt, the proxy granted by each Stockholder pursuant to Section 1(d) shall terminate automatically with no further action required if the BCA (or any provision thereof) or any Ancillary Documents (or any provision thereof) is entered into, amended, supplemented, modified or waived in any manner adverse to such Stockholder without the prior written consent of such Stockholder, such consent not to be unreasonably withheld or delayed.
2.   Transfer of Shares.   Each Stockholder, severally and not jointly, agrees that it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), allow the imposition of a lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, except for a sale, assignment or transfer pursuant to the BCA or to another stockholder of the Company that is a party to this Agreement and bound by the terms and obligations hereof, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares.
3.   No Solicitation; Waiver of Appraisal Rights.
(a)   Each of the Stockholders, severally and not jointly, agrees to be bound by and subject to Section 5.6 (Exclusive Dealing) of the BCA to the same extent as such provisions apply to the Company as if such Stockholder was a party thereto.
(b)   Each Stockholder hereby agrees not to assert, exercise or perfect, directly or indirectly, and irrevocably and unconditionally waives, any appraisal rights (including under Section 262 of the DGCL) with respect to the Merger and any rights to dissent with respect to the Merger or to oppose any reorganization or amendment designed to facilitate drag along rights or otherwise facilitate the BCA.
4.   Termination of Agreements.   Each Stockholder, by this Agreement, with respect to its Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the Effective Time and provided that all Terminating Rights (as defined below) between the Company or any of its Subsidiaries and any other holder of Company Shares shall also terminate at such time, (a) that certain Third Amended and Restated Investors’ Rights Agreement dated as of November 30, 2021, among the Company and the stockholders of the Company named therein (the “Investors’ Rights Agreement”), (b) that certain Third Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of November 30, 2021, among the Company and the stockholders of the Company named therein (the “ROFR and Co-Sale Agreement”), (c) that certain Third Amended and Restated Voting Agreement dated as of November 30, 2021, among the Company and the stockholders of the Company named therein (the “Voting Agreement” and, together with the Investors’ Rights Agreement and the ROFR and Co-Sale Agreement, the “Stockholder Agreements”), and (d) if applicable to such Stockholder, any rights under any letter agreement providing for redemption rights, put rights, purchase rights, information rights, rights to consult with and advise management, inspection rights, preemptive rights, Company Board observer rights or rights to receive information delivered to the Company Board or other similar rights not generally available to stockholders of the Company (the “Terminating Rights”) between such Stockholder and the Company, but excluding, for the avoidance of doubt, any rights such Stockholder may have that relate to any commercial or employment agreements or arrangements between such Stockholder and the Company or any subsidiary, which shall survive in accordance with their terms.
5.   Further Assurances.   Each Stockholder shall take, or cause to be taken, all such further actions and do, or cause to be done, all things, including, but not limited to, execution of all such proper agreements, deeds, assignments, assurances and other instruments, reasonably necessary (including under applicable Laws) to effect the actions required to consummate the Transactions and the other transactions contemplated by this Agreement and the BCA, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.
6.   No Challenges; Release.
(a)   Effective as of the Closing, each Stockholder generally and irrevocably releases and discharges the Company, CGC and Merger Sub and their respective successors, directors and officers from any and all claims, liabilities and obligations, known or unknown, arising prior to the Closing; provided, however, that nothing in this Section 6 shall release any rights of such Stockholder (i) under this Agreement, the BCA or any Ancillary Document or (ii) to indemnification or advancement of expenses under the Company’s Governing Documents.
(b)   Each Stockholder agrees not to, and shall direct his or her representatives and agents not to, bring, commence, institute, maintain, voluntarily aid, join in, facilitate, assist or encourage, and agrees to take all actions necessary to, and to direct his or her representatives and agents to, opt out of any class in any class action with respect to, any claim, derivative or otherwise, against CGC or the Company or any of their respective successors or directors, (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the BCA or (ii) alleging a breach of any fiduciary duty of any person (or that such person may be alleged to have, including to the Company or any other Stockholder) in connection with the evaluation, negotiation or entry into the BCA or this Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit such Stockholder from enforcing such Stockholder’s rights under this Agreement.
7.   Consent to Disclosure.   Each Stockholder hereby consents to the publication and disclosure in the Registration Statement / Proxy Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by CGC or the Company to any Governmental Entity or to securityholders of CGC) of such Stockholder’s identity and the nature of such Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by CGC or the Company, a copy of this Agreement. Each Stockholder will promptly provide any information reasonably requested by CGC or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC), subject to confidentiality obligations that may be applicable to information furnished to the Company or the Company’s Subsidiaries by third parties that may be in the Company’s or the Company’s Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided, that, to the extent reasonably possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), to the extent permitted by applicable Law.
8.   Public Announcements.   No Stockholder will make any public announcement or issue any public communication regarding this Agreement, the BCA, the transactions contemplated hereby or thereby or any matter related to the foregoing, without the prior written consent of CGC and the

Company, except: (a) if such announcement or other communication is required by applicable Laws or the rules of any stock exchange, in which case the disclosing Stockholder shall, to the extent permitted by applicable Laws, first allow CGC and the Company to review such announcement or communication and have the opportunity to comment thereon, and such disclosing Stockholder shall consider such comments in good faith; (b) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 8; and (c) announcements and communications to Governmental Entities in connection with registrations, declarations and filings required to be made as a result of the BCA.
9.   Representations and Warranties.   Each Stockholder, severally and not jointly, represents and warrants to CGC and the Company as follows:
(a)   The execution, delivery and performance by such Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby do not and will not (i) conflict with or violate any United States or non-United States statute, Law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order applicable to such Stockholder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any encumbrance on any Shares (other than under this Agreement, the BCA and the agreements contemplated by the BCA) or (iv) if such Stockholder is not a natural person, conflict with or result in a breach of or constitute a default under any provision of such Stockholder’s governing documents.
(b)   As of the date of this Agreement, such Stockholder owns beneficially and exclusively of record and has good and valid title to the Shares set forth opposite such Stockholder’s name on Exhibit A free and clear of any security interest, Lien, claim, pledge, proxy, option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use or other encumbrance of any kind, other than pursuant to (i) this Agreement, (ii) applicable securities laws, (iii) the Company’s Certificate of Incorporation and bylaws and (iv) the Stockholder Agreements, and as of the date of this Agreement, such Stockholder has the sole power (as currently in effect) to vote and right, power and authority to sell, transfer and deliver such Shares, and such Stockholder does not own, directly or indirectly, any other Shares.
(c)   Such Stockholder has the power, authority and capacity to execute, deliver and perform this Agreement and this Agreement has been duly authorized, executed and delivered by such Stockholder.
(d)   As of the date of this Agreement, there is no Proceeding pending against such Stockholder or, to the knowledge of such Stockholder, threatened against such Stockholder that, in any manner, questions the beneficial or record ownership of the Shares or the validity of this Agreement, or challenges or seeks to prevent, enjoin or materially delay the performance by such Stockholder of its obligations under this Agreement.
(e)   Such Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of CGC and the Company to make an informed decision regarding this Agreement and the Transactions and has independently made its own analysis and decision to enter into this Agreement. Such Stockholder acknowledges that CGC and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement and the BCA.
(f)   Other than as provided in the BCA, such Stockholder has not made, nor has any third party made on behalf of such Stockholder, any arrangement for any broker’s, finder’s, financial advisor’s or other similar fee or commission for which CGC, the Company or any of their subsidiaries is or could be liable in connection with the BCA or this Agreement or any of the respective transactions contemplated hereby or thereby.
10.   Termination.   This Agreement and the obligations of the Stockholders under this Agreement shall automatically terminate upon the earliest of (a) the Closing, (b) the termination of the BCA in accordance with its terms, and (c) the mutual agreement of the parties hereto. Upon termination of this

Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, that, nothing in this Section 10 shall relieve any party of liability for any breach of this Agreement occurring prior to termination. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.
11.   Miscellaneous.
(a)   Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.
(b)   All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or e-mail address for a party as shall be specified in a notice given in accordance with this Section 11(b)):
If to CGC, to:
Cartesian Growth Corporation III
505 Fifth Avenue, Suite 1500
New York, NY 10017
Attention:
Peter Yu

E-mail:
peter@cartesiangrowth.com

with a copy to:
Greenberg Traurig, LLP
One Vanderbilt Avenue
New York, New York 10017
Attention:
Adam Namoury; Thomas Martin

E-mail:
adam.namoury@gtlaw.com; thomas.martin@gtlaw.com

if to the Company:
Factorial Inc.
805 Middlesex Turnpike
Billerica, MA 01821
Attention:
Siyu Huang

Email:
sh1@factorialenergy.com

with a copy to:
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:
Jocelyn Arel; Jeffrey A. Letalien

E-mail:
JArel@goodwinlaw.com; JLetalien@goodwinlaw.com

If to a Stockholder, to the address or e-mail address set forth for such Stockholder on the signature page hereof.
(c)   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
(d)   This Agreement, the BCA and Ancillary Documents constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party hereto without the prior express written consent of the other parties hereto.
(e)   This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and CGC’s permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. No Stockholder shall be liable for the breach by any other Stockholder of this Agreement.
(f)   This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by each of the parties hereto.
(g)   The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties hereto shall be entitled, to the fullest extent permitted by Law, to specific performance of the terms hereof, in addition to any other remedy at law or in equity.
(h)   This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State. Any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall, to the fullest extent permitted by applicable Law, be heard and determined exclusively in any New York State court or Federal court of the United States of America sitting in New York City in the Borough of Manhattan. To the fullest extent permitted by applicable Law, the parties hereto hereby (i) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby brought by any party and (ii) agree not to commence any such Proceeding except in the courts described above in New York, other than any Proceeding in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. To the fullest extent permitted by applicable Law, each of the parties hereto further agrees that notice as provided herein shall constitute sufficient service of process and the parties hereto further waive any argument that such service is insufficient. To the fullest extent permitted by applicable Law, each of the parties hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (A) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (B) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (C) that (x) the Proceeding in any such court is brought in an inconvenient forum, (y) the venue of such Proceeding is improper, or (z) this Agreement or the transactions contemplated hereby, or the subject matter hereof, may not be enforced in or by such courts.
(i)   This Agreement may be executed and delivered (including by facsimile or portable document format (.PDF) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(j)   At the request of CGC, in the case of any Stockholder, or at the request of the Stockholders, in the case of CGC, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.
(k)   This Agreement shall not be effective or binding upon any Stockholder until after such time as the BCA is executed and delivered by CGC, Merger Sub, and the Company.
(l)   Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Proceeding directly or indirectly arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the parties hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of any Proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 11(l).
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.
CARTESIAN GROWTH CORPORATION III
By:

Name:
Title:
FACTORIAL INC.
By:

Name:
Title:
[Signature page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.
STOCKHOLDER:
By:

Name:
Title:
Address and e-mail address for purposes of Section 11(b):
Name:
Address:
E-mail:
[Signature page to Stockholder Support Agreement]

EXHIBIT A
LIST OF STOCKHOLDERS

Annex D
[TO COME]

D-1

Annex E
STOCK PURCHASE AGREEMENT
This Stock Purchase Agreement (this “Agreement”) is dated as of December 17, 2025, by and among Cartesian Growth Corporation III, a Cayman Islands exempted company (the “Company”) and the purchaser identified on the signature pages hereto (including its successors and assigns, the “Purchaser”).
WHEREAS, substantially concurrently with the execution of this Agreement, the Company, Factorial, Inc., a Delaware corporation (the “Target”) and Fenway MS, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”), entered into an Business Combination Agreement, dated as of even date herewith (the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub shall merge with and into the Target (the “Business Combination”), with the Target surviving the Business Combination as a direct wholly-owned subsidiary of the Company, as a result of which, the Target will become a direct, wholly owned subsidiary of the Company;
WHEREAS, prior to the closing of the Business Combination (and as more fully described in the Business Combination Agreement), the Company will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Islands Companies Law (2020 Revision) (the “Domestication”, and together with the Business Combination and the other transactions contemplated by the Business Combination Agreement, the “Transactions”), and in connection therewith the Company shall change its name to a name reasonably determined by the Target;
WHEREAS, in connection with the Business Combination, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(a)(2) of the Securities Act (as defined below), the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, securities of the Company as more fully described in this Agreement.
NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company, the Target and the Purchaser agree as follows:
ARTICLE 1
DEFINITIONS
1.1   Definitions.   In addition to the terms defined elsewhere in this Agreement the following terms have the meanings set forth in this Section 1.1:
“Action” means any action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the applicable party, threatened against or affecting the applicable party or any of its properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign).
“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.
“Ancillary Document” or “Ancillary Documents” shall have the meaning ascribed to such term in the Business Combination Agreement.
“Board of Directors” means the board of directors of the Company.
“Business Combination” shall have the meaning ascribed to such term in the recitals.
“Business Combination Agreement” shall have the meaning ascribed to such term in the recitals.
“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York are generally are open for use by customers on such day.
“CGC Shareholder Redemption” shall have the meaning ascribed to such term in the Business Combination Agreement.
“Class A Ordinary Shares” means the Class A ordinary shares of the Company, par value $0.0001 per share.
“Closing” means the closing of the purchase and sale of the Purchased Shares pursuant to Section 2.1.
“Closing Date” means the Transactions are consummated, and all conditions precedent to (i) the Purchaser’s obligations to pay the Purchase Price and (ii) the Company’s obligations to deliver the Purchased Shares, in each case, have been satisfied or waived.
“Commission” means the United States Securities and Exchange Commission.
“Company Material Adverse Effect” means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the legal authority and ability of the Company to comply with the terms of this Agreement, including the issuance and sale of the Purchased Shares; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Company Material Adverse Effect has occurred: (i) the announcement of the Business Combination Agreement, this Agreement or any other Ancillary Document and consummation of the transactions contemplated hereby and thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company, Merger Sub or the Target; (ii) the taking of any action required by the Business Combination Agreement, this Agreement or any other Ancillary Document; (iii) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate, (iv) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions; (v) the percentage of CGC Shareholder Redemptions; (vi) any breach of any covenants, agreements or obligations of the Purchaser or any other investor in the PIPE Financing, under this Agreement or other similar agreement related to financing the Company or the Target (including any breach of such Person’s obligations to fund any amounts thereunder when required); (vii) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement; or (viii) any change in interest rates or economic, political, business or financial market conditions generally.
“Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.
“Effectiveness Date” means the first date on which (a) the initial Registration Statement has been declared effective by the Commission registering the resale of all of the Purchased Shares or (b) all of the Purchased Shares have been sold pursuant to Rule 144 or may be sold pursuant to Rule 144 (but with no volume or other restrictions or limitations including as to manner or timing of sale or current public information requirements).
“Escrow Account” means the escrow account to be established by the Escrow Agent into which the Purchaser shall deposit Purchase Price.
“Escrow Agent” means Continental Stock Transfer & Trust Company.

“Escrow Agreement” means the escrow agreement to be entered into by and among the Company, Target, Purchaser and Escrow Agent pursuant to which the Purchaser shall deposit Purchase Price with the Escrow Agent to be applied to the transactions contemplated hereunder, in such form as the Company, Target and the Escrow Agent may agree prior to Closing.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“GAAP” shall mean generally accepted accounting principles in the United States of America.
“Governmental Authority” means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi-national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.
“Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with GAAP) (other than trade payables entered into in the ordinary course of business consistent with past practice), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above.
“Investor Presentation” means the PowerPoint presentation dated November 2025 detailing the transactions contemplated by the Business Combination Agreement.
“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, order or consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.
“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.
“Losses” means losses, liabilities, obligations, claims, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation.
“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.
“PIPE Financing” shall have the meaning ascribed to such term in the Business Combination Agreement.
“Placement Agent” means Cantor Fitzgerald & Co.
“Proceeding” means an action, claim, suit, investigation or proceeding, whether commenced or threatened.
“Purchase Price” shall mean the aggregate amount to be paid for the Series A Common Stock purchased hereunder pursuant to the terms of this Agreement as set forth across from the Purchaser’s name on Schedule A hereto in U.S. dollars and in immediately available funds.
“Registration Statement” means a registration statement meeting the requirements set forth in Section 4.10 of this Agreement and covering the resale of the Purchased Shares by the Purchaser as provided for in Section 4.10 of this Agreement.
“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such rule.
“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such rule.
“SEC Guidance” shall have the meaning ascribed to such term in the introductory paragraph to Section 3.1.
“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(m).
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Series A Common Stock” means, following the Domestication, the Series A common stock of the Company, par value $0.00001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.
“Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.
“Sponsor” means CGC III Sponsor LLC, a Cayman Islands exempted company.
“Stock Exchange” means either The Nasdaq Stock Market LLC or the New York Stock Exchange (or any successors to any of the foregoing).
“Target Companies” means the Target and its subsidiaries.
“Taxes” means all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto imposed by a Governmental Authority.
“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Series A Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).
“Transaction Documents” means this Agreement, the Escrow Agreement, and all exhibits and schedules hereto or thereto.
“Transfer Agent” means Continental Stock Transfer & Trust Company, the current transfer agent of the Company, and any successor transfer agent of the Company.
ARTICLE 2
PURCHASE AND SALE
2.1   Closing.   On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchaser agrees to purchase, that number of shares of Series A Common Stock (the “Purchased Shares”) obtained by dividing the Purchaser’s aggregate purchase price of $       by [$10.00]1[the Redemption Price (as defined in the Company’s amended and restated memorandum and articles of association, as in effect on the date hereof, without amendment or other modification hereafter)]2. The Company shall provide written notice (which may be via email) to the Purchaser (the “Closing Notice”) that the Company reasonably expects the Closing to occur (and the conditions thereto to be satisfied) on a date specified in the notice (the “Scheduled Closing Date”) not less than five (5) Business Days after the date of the Closing Notice, which Closing Notice shall contain the Company’s wire instructions for the Escrow Account. The failure of the Closing to occur on the Scheduled Closing Date shall not terminate this Agreement or otherwise relieve any party of any of its obligations hereunder. Provided that the Closing Notice is timely delivered in accordance with the foregoing, no later than two (2) Business Days prior to Closing, the Purchaser shall deliver to the Escrow Agent, via wire transfer, immediately available funds equal to the Purchaser’s Purchase Price. At the Closing, the Company shall deliver to the Purchaser its shares of Series A Common Stock as determined pursuant to Section 2.2(a), and the Company and the Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing. Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur by electronic exchange of documents and signatures and the Company shall deliver to the Escrow Agent any required escrow release notice, duly executed, which shall cause the release of the funds in the Escrow Account to the Company. If this Agreement is terminated prior to the Closing and any funds have already been sent by the Purchaser to the Escrow Account, or the Closing Date does not occur within eight (8) Business Days after the Scheduled Closing Date specified in the Closing Notice, the Company shall or shall cause the Escrow Agent to promptly (but not later than ten (10) Business Days after the Scheduled Closing Date specified in the Closing Notice), return the funds delivered by the Purchaser for payment of the Purchaser’s Purchase Price by wire transfer in immediately available funds to the account specified in writing by the Purchaser (provided, that the failure of the Closing Date to occur within such ten (10) Business Day period and the return of the relevant funds shall not relieve the Purchaser from its obligations under this Agreement for a subsequently rescheduled Closing Date determined by the Company in good faith and indicated to the Purchaser in a timely delivered subsequent Closing Notice).
[Notwithstanding anything to the contrary contained in this Agreement, if, after the date of this Agreement, Purchaser acquires ownership of Class A Ordinary Shares in the open market or in privately negotiated transactions with third parties (along with any related rights to redeem or convert such Class A Ordinary Shares in connection with any redemption conducted by the Company in accordance with the Company’s Amended and Restated Memorandum and Articles of Association (“A&R Memo and Articles”) in conjunction with the Closing (the “Redemption”)) prior to the extraordinary general meeting to approve the Transactions and Purchaser does not redeem or convert such Class A Ordinary Shares in connection with the Redemption (including revoking or reversing any previously submitted redemption demand or conversion elections made with respect to such Class A Ordinary Shares) (any such Class A Ordinary Shares, “Non-Redeemed Shares”), and Purchaser notifies the Company in writing at least two (2) Business Days prior to

1
For Institutional Investors

2
For Sponsor affiliates

the anticipated Closing Date that it wishes to apply a specified number of such Non-Redeemed Shares to reduce the number of Purchased Shares it is required to purchase hereunder (the “Reduction Right” and such number of Non-Redeemed Shares, the “Reduction Shares”), the number of Purchased Shares for which Purchaser is obligated and has the right to purchase under this Agreement will be reduced by the number of Reduction Shares and the Purchase Price shall accordingly be reduced by an amount equal to the product of the number of Reduction Shares and $10.00; provided, that (i) promptly upon the Company’s request, Purchaser shall provide the Company with documentary evidence reasonably requested by the Company to evidence such Reduction Shares and (ii) the Purchaser agrees that with respect to any such Reduction Shares, it will (A) not sell or otherwise transfer such Reduction Shares prior to the consummation of the Transactions, (B) not vote any Reduction Shares in favor of approving the Transactions and instead submit a proxy abstaining from voting thereon, and (C) to the extent it has the right to have any of its Reduction Shares redeemed for cash in connection with the consummation of the Transactions, not exercise any such redemption rights.]3
[Notwithstanding the foregoing, the Purchaser may elect to enter into a Non-Redemption Agreement with the Company, substantially in the form set forth as Annex A hereto (a “Non-Redemption Agreement”). In the event that the Purchaser enters into Non-Redemption Agreement and acquires Class A Ordinary Shares prior to the Closing from public holders of Class A Ordinary Shares pursuant to such Non-Redemption Agreement (such Class A Ordinary Shares, the “Non-Redemption Shares”) and waives its redemptions rights with respect to the Non-Redemption Shares in accordance with the provisions of the Non-Redemption Agreement, Purchaser’s “Purchase Price” shall be reduced by an amount equal to the product of the number Non-Redemption Shares and the Redemption Price such that the number of Purchased Shares required to be acquired hereunder shall be reduced accordingly.]4
2.2   Deliveries.
(a)   On or prior to the Closing Date, the Company shall deliver or cause to be delivered to the Purchaser the following:
(i)   reasonable evidence of issuance by book entry of the Purchased Shares, registered in the name of the Purchaser and evidence of the filing and acceptance of the Certificate of Corporate Domestication and Certificate of Formation from the Secretary of State of Delaware filed in connection with the Domestication; and
(ii)   an email from the Company setting forth the wire transfer instructions of the Company.
(b)   On or prior to the Closing Date, the Purchaser shall deliver or cause to be delivered to the Company or the Escrow Agent, as applicable, the Purchaser’s Purchase Price.
2.3   Closing Conditions.
(a)   The Closing shall be subject to the satisfaction, or valid waiver in writing by each of the parties hereto, of the conditions that, on the Closing Date:
(i)   the Series A Common Stock (including the Purchased Shares) shall have been approved for listing on a Stock Exchange, subject only to official notice of issuance and no suspension of the qualification of the Series A Common Stock for offering or sale or trading on such Stock Exchange and, to the knowledge of the Company, no initiation or threatening of any proceedings for any of such purposes or delisting, shall have occurred;
(ii)   all conditions precedent to the closing of the Business Combination set forth in the Business Combination Agreement shall have been satisfied (as determined by the parties to the Business Combination Agreement) or waived in writing by the Person(s) with the authority to make such waiver (other than those conditions which, by their nature, are to be satisfied at the closing of the Business Combination pursuant to the Business Combination Agreement including to the extent that any such condition precedent is, or is dependent upon, the consummation of the

3
For Institutional Investors

4
For Sponsor affiliates

transactions contemplated hereby), and the closing of the Business Combination shall be scheduled to occur substantially concurrently with the Closing; and
(iii)   no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated hereby (including, without limitation, the Domestication) illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby.
(b)   The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:
(i)   except as otherwise provided under Section 2.3(b)(ii), all representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by the Purchaser of each of the representations, warranties and agreements of the Purchaser contained in this Agreement as of the Closing Date, but without giving effect to consummation of the Business Combination, or as of such earlier date, as applicable;
(ii)   the representations and warranties of the Purchaser contained in Section 3.2(q) of this Agreement shall be true and correct at all times on or prior to the Closing Date, and consummation of the Closing shall constitute a reaffirmation by the Purchaser of such representations and warranties;
(iii)   the Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and
(iv)   the delivery by the Purchaser of the items set forth in Section 2.2(b) of this Agreement.
(c)   The obligation of the Purchaser to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Purchaser of the additional conditions that, on the Closing Date:
(i)   all representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations, warranties and agreements of the Company contained in this Agreement as of the Closing Date, but without giving effect to consummation of the Business Combination, or as of such earlier date, as applicable;
(ii)   the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and
(iii)   the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1   Representations and Warranties of the Company.   Except as set forth in any SEC Reports filed or submitted on or prior to the date hereof, or on or prior to the Closing Date, as applicable, and provided that no representation or warranty by the Company shall apply to any statement or information in the SEC Reports that relates to changes to historical accounting policies of the Company in connection with any order, directive, guideline, comment or recommendation from the Commission or the Company’s auditor or accountant that is applicable to the Company (collectively, the “SEC Guidance”), nor shall any correction, amendment, revision or restatement of the Company’s financial statements due wholly or in part to the SEC Guidance or any other accounting matters, nor any other effects that relate to or arise out of, or are in connection with or in response to, any of the foregoing or any changes in accounting or disclosure related thereto, be deemed to be a breach of any representation or warranty by the Company, the Company represents and warrants to the Purchaser, as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a specified date, as of such date):
(a)   The Company (i) is validly existing and in good standing under the laws of the jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Agreement and the other Transaction Documents, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect.
(b)   As of the Closing Date, the Purchased Shares will be duly authorized and, when issued, paid for and delivered in accordance with the applicable Transaction Documents, will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under the Transaction Documents, the Organizational Documents of the Company or applicable securities laws), and will not have been issued in violation of any preemptive or similar rights created under the Company’s Organizational Documents (as adopted on the Closing Date) or the laws of its jurisdiction of incorporation.
(c)   This Agreement and the other Transaction Documents has been duly authorized, validly executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by the Purchaser of this Agreement and the other Transaction Documents to which they are a party and the due authorization, execution and delivery of the same by all other parties to any Transaction Document, this Agreement and the other Transaction Documents shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.
(d)   Assuming the accuracy of the representations and warranties of the Purchaser set forth in Section 3.2 of this Agreement, the execution and delivery of this Agreement and the other Transaction Documents, the issuance and sale of the Purchased Shares hereunder, the compliance by the Company with all of the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (ii) the Organizational Documents of the Company, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect.

(e)   Assuming the accuracy of the representations and warranties of the Purchaser set forth in Section 3.2 of this Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents (including, without limitation, the issuance of the Purchased Shares), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement pursuant to Section 4.10 of this Agreement, (iii) filings required by the Commission, (iv) filings required by the Stock Exchange, including with respect to obtaining shareholder approval, (v) filings and approvals required to consummate the Business Combination as provided under the Business Combination Agreement, including those required in connection with the Domestication, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vii) those filings, the failure of which to obtain would not have a Company Material Adverse Effect.
(f)   Except for such matters as have not had and would not have a Company Material Adverse Effect, there is no (i) Action, Proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.
(g)   Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2 of this Agreement, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Purchased Shares by the Company to the Purchaser.
(h)   Neither the Company nor any person acting on its behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Purchased Shares. The Purchased Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither the Company nor any person acting on the Company’s behalf has, directly or indirectly, at any time within the past six (6) months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would cause the offering of the Purchased Shares pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable shareholder approval provisions. Neither the Company nor any person acting on the Company’s behalf has offered or sold any securities, or has taken any other action, which would reasonably be expected to subject the offer, issuance or sale of the Purchased Shares, as contemplated hereby, to the registration provisions of the Securities Act.
(i)   Except as would not reasonably be expected to be material to the Company, the Company is in all material respects in compliance with applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations thereunder.
(j)   As of the Closing Date, the Series A Common Stock will be eligible for clearing through The Depository Trust Company (“DTC”), through its Deposit/Withdrawal At Custodian (DWAC) system, and the Company is eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Series A Common Stock. The Company’s Transfer Agent is a participant in DTC’s Fast Automated Securities Transfer Program.
(k)   The Company is solely responsible for the payment of any fees, costs, expenses and commissions of the Placement Agent and Affiliates of the Company.
(l)   As of their respective filing dates, or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, all reports required to be filed by the Company with the Commission (the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments in comment letters received by the Company from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Reports. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing, or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. Notwithstanding the foregoing, this representation and warranty shall not apply to any statement or information in the SEC Reports that relates or arises from the topics referenced in the SEC Guidance, and any restatement, revision or other modification to the SEC Reports (including any financial statements contained therein) relating to or arising from the SEC Guidance shall not be deemed material noncompliance for purposes of this Agreement or the other Transaction Documents.
(m)   As of the date hereof, the authorized share capital of the Company is $22,100 divided into 200,000,000 Class A Ordinary Shares, 20,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”) and 1,000,000 preference shares of a par value of $0.0001 (the “Preference Shares”). As of the date hereof and immediately prior to the Domestication and prior to giving effect to the Closing and the Business Combination: (i) 27,600,000 Class A Ordinary Shares, 6,900,000 Class B Ordinary Shares and no Preference Shares were issued and outstanding; and (ii) 13,800,000 warrants, each exercisable to purchase one Class A Ordinary Share at $11.50 per share, and 6,800,000 private placement warrants (7,000,000 of which will be outstanding at the closing of the Business Combination), each exercisable to purchase one Class A Ordinary Share at $11.50 per share (together “Outstanding Warrants”), were issued and outstanding. No Outstanding Warrants are exercisable on or prior to the closing of the Business Combination. All (A) issued and outstanding Ordinary Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to preemptive rights; and (B) Outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. As of the date hereof, except as set forth above and pursuant to the Business Combination Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Ordinary Shares or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. Except as set forth in the Business Combination Agreement, as of the date hereof, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any Equity Interests, other than (A) as set forth in the SEC Reports and (B) as contemplated by the Business Combination Agreement. Except as described in the SEC Reports, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Purchased Shares.
(n)   The issued and outstanding Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the Stock Exchange under the symbol “CGCT.” Except as set forth in the SEC Reports or as contemplated by the Business Combination Agreement: (i) there is no suit, Action, Proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the Stock Exchange or the Commission with respect to any intention by such entity to deregister the Class A Ordinary Shares or prohibit or terminate the listing of the Class A Ordinary Shares on the Stock Exchange and (ii) the Company has taken no action that is designed to terminate the registration of the Class A Ordinary Shares under the Exchange Act. Following the Domestication and upon consummation of the Business Combination, the shares of Series A Common Stock are expected to be registered under the Exchange Act and listed for trading on the Stock Exchange.
(o)   To the knowledge of the Company, the Company is not, and immediately after receipt of payment for the Purchased Shares and consummation of the Business Combination, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(p)   Neither the Company nor, to the knowledge of the Company, any agent or other person acting on behalf of the Company has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.
(q)   The Company’s accounting firm is CBIZ CPAs P.C. To the knowledge and belief of the Company, such accounting firm is a registered public accounting firm as required by the Exchange Act.
(r)   There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under any of the Transaction Documents.
(s)   The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by the Purchaser or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchaser’s purchase of the Purchased Shares. The Company further represents to the Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.
(t)   The Company has not, and to its knowledge no one acting on its behalf has, taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Purchased Shares.
(u)   Company acknowledges that the Purchaser and the Placement Agent will rely on the acknowledgments, understandings, agreements, representations and warranties of Company contained in this Agreement or any agreements or documents issued in connection herewith; provided, however, that the foregoing clause of this clause (v) shall not give the Purchaser or the Placement Agent any rights other than those expressly set forth herein. Prior to the Closing. Company agrees to promptly notify the Purchaser and the Placement Agent if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Company set forth herein are no longer accurate in all material respects. Company acknowledges and agrees that the sale by Company of Purchased Shares to the Purchaser will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Company as of the time of such purchase.
3.2   Representations and Warranties of the Purchaser.   The Purchaser hereby represents and warrants as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a specified date, as of such date):
(a)   The Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of its jurisdiction of formation or incorporation with the requisite power and authority to enter into and perform its obligations under the Transaction Documents.
(b)   Each Transaction Document to which it is a party has been duly authorized, executed and delivered by the Purchaser, and assuming the due authorization, execution and delivery of the same by the Company, each Transaction Document to which the Purchaser is a party shall constitute the valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.
(c)   The execution, delivery and performance of the Transaction Documents, including the purchase of the Purchased Shares hereunder, the compliance by the Purchaser with all of the provisions of the Transaction Documents and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Purchaser pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound or to which any of the property or assets of the Purchaser is subject; (ii) the Organizational Documents of the Purchaser; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Purchaser or any of its properties that in the case of clauses (i) and (iii), would reasonably be expected to have a material adverse effect on the Purchaser’s ability to consummate the transactions contemplated by the Transaction Documents, including the purchase of the Purchased Shares.
(d)   At the time the Purchaser was offered the Purchased Shares, it was, and as of the date hereof it is (i) an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), satisfying the applicable requirements set forth on Annex [A/B] hereto, (ii) acquiring the Purchased Shares only for its own account and not for the account of others, or if the Purchaser is subscribing for the Purchased Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and the Purchaser has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) not acquiring the Purchased Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex [A/B] following the signature page hereto). Purchaser is not an entity formed for the specific purpose of acquiring the Purchased Shares, unless such newly formed entity is an entity in which all of the equity owners are accredited investors. Purchaser is aware that the Company is not relying specifically on the safe harbor from the registration requirements of the Securities Act provided by Regulation D under the Securities Act, and the Company will not file a Form D under the Securities Act with respect to the offer and sale of the Purchased Shares.
(e)   The Purchaser acknowledges and agrees that the Purchased Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Purchased Shares have not been registered under the Securities Act or the securities laws of any state in the United States or other jurisdiction and that the Company is not required to register the Purchased Shares except as set forth in Section 4.10 of this Agreement. The Purchaser acknowledges and agrees that the Purchased Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Purchaser absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act (including without limitation a private resale pursuant to so called “Section 4(a)1 1∕2”), or (iii) an ordinary course pledge such as a broker lien over account property generally, and, in each of clauses (i)-(iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Purchased Shares shall contain a restrictive legend to such effect. The Purchaser acknowledges and agrees that the Purchased Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, the Purchaser may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Purchased Shares and may be required to bear the financial risk of an investment in the Purchased Shares for an indefinite period of time. The Purchaser acknowledges and agrees that the Purchased Shares will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the date the Company files a Current Report on Form 8-K following the closing date of the Transactions that includes the “Form 10” information required under applicable Commission rules and regulations. The Purchaser acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Purchased Shares.
(f)   The Purchaser understands and agrees that it is purchasing the Purchased Shares directly from the Company. The Purchaser further acknowledges that there have not been, and the Purchaser hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to the Purchaser by or on behalf of the Company, the Target, the Placement Agent, the Sponsor, any of their respective Affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Business Combination or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Agreement. The Purchaser agrees that none of (i) any other Purchaser (including the controlling persons, members, officers, directors, partners, agents, or employees of any such other Purchaser), (ii) the Placement Agent, its Affiliates or any of its or its Affiliates’ control persons, officers, directors or employees, (iii) the Sponsor, its Affiliates (other than the Company), or any of its or its’ Affiliates respective control persons, officers, directors or employees or (iv) any other party to the Business Combination Agreement, including any such party’s representatives, Affiliates or any of its or their control persons, officers, directors or employees, that is not a party hereto, shall be liable to the Purchaser pursuant to this Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Purchased Shares.
(g)   In making its decision to purchase the Purchased Shares, the Purchaser has relied solely upon independent investigation made by the Purchaser and the Company’s representations in Sections 3.1, respectively, of this Agreement. The Purchaser acknowledges and agrees that the Purchaser has received such information as the Purchaser deems necessary in order to make an investment decision with respect to the Purchased Shares, including with respect to the Company, the Target Companies and the Business Combination, and made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to the Purchaser’s investment in the Purchased Shares. Without limiting the generality of the foregoing, the Purchaser acknowledges that it has reviewed the Company’s filings with the Commission. The Purchaser represents and agrees that the Purchaser and the Purchaser’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Purchaser and the Purchaser’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Purchased Shares. The Purchaser acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The Purchaser further acknowledges that the information provided to the Purchaser was preliminary and subject to change, including in the registration statement and the proxy statement and/or prospectus that the Company intends to file with the Commission in connection with the Business Combination (which will include substantial additional information about the Company, the Target Companies and the Business Combination and will update and supersede the information previously provided to the Purchaser). The Purchaser acknowledges and agrees that none of the Placement Agent, the Sponsor or any of their Affiliates or any of such Person’s or its Affiliate’s control persons, officers, directors, employees or other representatives, legal counsel, financial advisors, accountants or agents (collectively, “Representatives”) has provided the Purchaser with any information, recommendation or advice with respect to the Purchased Shares nor is such information, recommendation or advice necessary or desired. None of the Placement Agent, the Sponsor or any of their respective Affiliates or Representatives has made or makes any representation as to the Company or the Target Companies or the quality or value of the Purchased Shares. In addition, the Company, the Target, the Sponsor, Placement Agent and their respective Affiliates or Representatives may have acquired non-public information with respect to the Company or the Target Companies which the Purchaser agrees need not be provided to it. In connection with the issuance of the Purchased Shares to the Purchaser, none of the Placement Agent, its Affiliates or the Company, the Target, the Sponsor or any of their respective Affiliates or Representatives has acted as a financial advisor or fiduciary to the Purchaser. Purchaser further acknowledges that certain financial information (whether historical, audited, unaudited or otherwise, or in the form of projections) was prepared without the participation of the Placement Agent and that the Placement Agent does not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections. Purchaser further acknowledges that no disclosure or offering document has been prepared or reviewed by the Placement Agent or any of its Affiliates in connection with the offer and sale of the Purchased Shares, and the Placement Agent and its Affiliates and any control persons, officers, directors, employees, partners, agents or representatives of the Placement Agent and its Affiliates have made no independent investigation with respect to the Company or the Target, the Purchased Shares, the PIPE Financing or the Transactions or the accuracy, completeness or adequacy of any information supplied to the Placement Agent by the Company or the Target. Purchaser acknowledges that it has not relied on the Placement Agent in connection with its determination as to the legality of its acquisition of the Purchased Shares or as to the other matters referred to herein. Purchaser agrees that none of the Placement Agent, nor any of their respective Affiliates or any of their or their respective Affiliates’ control persons, officers, directors or employees, shall be liable to the Purchaser pursuant to this Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Purchased Shares. Purchaser further acknowledges that Purchaser has not relied upon the Placement Agent in connection with Purchaser’s due diligence review of the offering of the Purchased Shares and of the Company and the Target, and Purchaser will not look to the Placement Agent for all or part of any such Loss or Losses that Purchaser may suffer.
(h)   The Purchaser became aware of this offering of the Purchased Shares solely by means of direct contact between the Purchaser and the Company or its Affiliates, or by means of contact from the Placement Agent, and Purchased Shares were offered to the Purchaser solely by direct contact between the Purchaser and the Company or its Affiliates. The Purchaser did not become aware of this offering of the Purchased Shares, nor were the Purchased Shares offered to the Purchaser, by any other means. The Purchaser acknowledges that the Company represents and warrants that the Purchased Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
(i)    The Purchaser acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Purchased Shares, including those set forth in the SEC Reports. The Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Purchased Shares, and the Purchaser has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as the Purchaser has considered necessary to make an informed investment decision. The Purchaser (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Purchased Shares. The Purchaser understands and acknowledges that the purchase and sale of the Purchased Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).
(j)   The Purchaser has adequately analyzed and fully considered the risks of an investment in the Purchased Shares and determined that the Purchased Shares are a suitable investment for the Purchaser and that the Purchaser is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Purchaser’s investment in the Company. The Purchaser acknowledges specifically that a possibility of total loss exists.
(k)   The Purchaser understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Purchased Shares or made any findings or determination as to the fairness of this investment.
(l)   The Purchaser is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Purchaser agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Purchaser is permitted to do so under applicable law. If the Purchaser is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Purchaser maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, the Purchaser maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, the Purchaser maintains policies and procedures reasonably designed to ensure that the funds held by the Purchaser and used to purchase the Purchased Shares were legally derived.
(m)   No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Purchased Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of Purchased Shares hereunder.
(n)   The Purchaser (i) will have sufficient funds to pay the Purchase Price pursuant to Section 2.1 of this Agreement and any expenses incurred by the Purchaser in connection with the transactions contemplated by or in connection with the Transaction Documents; (ii) has the resources and capabilities (financial or otherwise) to perform its obligations under the Transaction Documents; and (iii) has not incurred any obligation, commitment, restriction or liability of any kind, absolute or contingent, present or future, which would impair or adversely affect its ability to perform its obligations under the Transaction Documents.
(o)   The Purchaser acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, the Target, the Sponsor, the Placement Agent or any of their respective Affiliates or any of their respective or their respective Affiliates’ control persons, officers, directors, employees, agents or representatives), other than the representations and warranties of the Company contained in Sections 3.1, respectively, of this Agreement, in making its investment or decision to invest in the Company. The Purchaser agrees that none of (i) any other Purchaser or any other Person participating in any other private placement of shares of Series A Common Stock (including the controlling persons, officers, directors, partners, agents or employees of any such other Person), (ii) the Company, its Affiliates or any of its or their respective Affiliates’ control persons, officers, directors, partners, agents, employees or representatives, (iii) the Sponsor, its Affiliates or any of its or their respective Affiliates’ control persons, officers, directors, partners, agents, employees or representatives, nor (iv) the Placement Agent, its Affiliates or any of its or their respective control persons, officers, directors, partners, agents, employees or representatives shall be liable to the Purchaser or any other Purchaser pursuant to the Transaction Documents or any other agreement related to a private placement of Purchased Shares for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Purchased Shares hereunder or thereunder.
(p)   No broker or finder is entitled to any brokerage or finder’s fee or commission to be paid by the Purchaser solely in connection with the sale of the Purchased Shares to the Purchaser.
(q)   At all times on or prior to the Closing Date, the Purchaser has no binding commitment to dispose of, or otherwise transfer (directly or indirectly), any of the Purchased Shares.
(r)   The Purchaser hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with the Purchaser, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of the Company from the date hereof until the Closing or the earlier termination of this Agreement in accordance with its terms.
(s)   Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by the Purchaser with the Commission with respect to the beneficial ownership of the Company’s outstanding securities prior to the date hereof, the Purchaser is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).
(t)   The Purchaser acknowledges that (i) the Company, the Target Companies, the Sponsor and the Placement Agent, and any of their respective Affiliates, control persons, officers, directors, employees, agents or representatives currently may have, and later may come into possession of, information regarding the Company and the Target Companies that is not known to the Purchaser and that may be material to a decision to purchase the Purchased Shares, (ii) the Purchaser has determined to purchase the Purchased Shares notwithstanding its lack of knowledge of such information, and (iii) none of the Company, the Target Companies, the Sponsor or the Placement Agent or any of their respective Affiliates, control persons, officers, directors, employees, agents or representatives shall have liability to the Purchaser, and the Purchaser hereby, to the extent permitted by law, waives and releases any claims it may have against the Company, the Target Companies, the Sponsor, the Placement Agent and their respective Affiliates, control persons, officers, directors, employees, agents or representatives, with respect to the nondisclosure of such information.
(u)   The Purchaser acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to the Company.
(v)   Purchaser acknowledges and agrees that the Placement Agent and any of its Affiliates (i) have not made and will not make any representation, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the PIPE Financing, the Transactions, the Company, the Target, the quality or value of the Purchased Shares, any of the documents furnished pursuant therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or the business, condition (financial and otherwise), management, operations, properties or prospects of, or any other matter concerning, the Company, the Target, the PIPE Financing or the Transactions; and (ii) may have existing or future business relationships with the Company and the Target (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom. The Purchaser further acknowledges and agrees that the Company’s Affiliates and/or Placement Agent and/or its Affiliates may now or in the future own securities of the Company and may purchase securities in connection with the Transactions.
(w)   Purchaser acknowledges and agrees that (i) it has been informed that, in connection with the Transactions, (A) Cantor Fitzgerald & Co. is acting as the sole placement agent to the Company, (B) Cantor Fitzgerald & Co. is acting as financial advisor to the Target, and (C) any additional placement agents engaged by the Company or the Target in connection with the PIPE Financing may act as placement agents or advisors to the Company or the Target after the date of this Agreement, (ii) the Placement Agent is not acting as an underwriter or in any other capacity in connection with the PIPE Financing, and (iii) Cantor Fitzgerald & Co. will receive deferred underwriting commissions in connection with the IPO. Purchaser waives and releases any claim that it or its Affiliates may have against the Placement Agent and its Affiliates and any control persons, officers, directors, employees, partners, agents or representatives of the Placement Agent and its Affiliates with respect to any actual or perceived conflict of interest that may arise from the Placement Agent’s engagements as indicated in the immediately preceding sentence, in the context of the Placement Agent’s engagement by the Company as its placement agent or lead capital markets advisor in connection with the PIPE Financing. The Company is solely responsible for paying any fees or other commission owed to the Placement Agent in connection with the PIPE Financing or the Transactions.
(x)   Purchaser acknowledges that Purchaser shall be responsible for any of Purchaser’s tax liabilities that may arise as a result of the transactions contemplated by this Agreement, and that none of the Company, the Placement Agent, the Target, or any of their respective agents or Affiliates has offered Purchaser any tax advice relating to Purchaser’s investment in the Purchased Shares, or made any representations, warranties or guarantees, whether written or oral, regarding the tax consequences of Purchaser’s investment in the Purchased Shares.
(y)   Purchaser acknowledges that the Company and the Placement Agent will rely on the acknowledgments, understandings, agreements, representations and warranties of Purchaser contained in this Agreement or any agreements or documents issued in connection herewith; provided, however, that the foregoing clause of this clause (y) shall not give the Company or the Placement Agent any rights other than those expressly set forth herein. Prior to the Closing, Purchaser agrees to promptly notify the Company and the Placement Agent if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Purchaser set forth herein are no longer accurate in all material respects. Purchaser acknowledges and agrees that the purchase by Purchaser of Purchased Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Purchaser as of the time of such purchase.
(z)   Purchaser agrees that the Placement Agent shall not be liable to it (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in good faith in connection with the Transactions and the purchase and sale of the Purchased Shares hereunder or otherwise for all or any part of any Loss or Losses with respect to the Purchased Shares that Purchaser may suffer. On behalf of Purchaser and its Affiliates, Purchaser releases the Placement Agent in respect of any Losses related to the Transactions and the purchase and sale of Purchased Shares hereunder. Purchaser agrees not to commence any litigation or bring any claim against the Placement Agent in any court or other forum which relates to, may arise out of, or is in connection with, the Transactions and the purchase and sale of the Purchased Shares hereunder. This undertaking is given freely and after obtaining independent legal advice. Purchaser and the Company agree that the obligations of the Placement Agent and any additional placement agent under this Agreement or any other agreement entered into in connection with the PIPE Financing are several and not joint.
ARTICLE 4
OTHER AGREEMENTS OF THE PARTIES
4.1   Transfer Restrictions.
(a)   The Purchased Shares may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Purchased Shares other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of the Purchaser, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Purchased Shares under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights and obligations of the Purchaser under this Agreement.
(b)   The Purchaser agrees to the imprinting, so long as is required by this Section 4.1, of a legend on any of the Purchased Shares in the following form:
THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED

BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.
The Company acknowledges and agrees that the Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Purchased Shares to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and who agrees to be bound by the provisions of this Agreement and, if required under the terms of such arrangement, the Purchaser may transfer pledged or secured Purchased Shares to the pledgees or secured parties. At the Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Purchased Shares may reasonably request in connection with a pledge or transfer of the Purchased Shares, including, if the Purchased Shares are subject to registration pursuant to Section 4.10 of this Agreement, the preparation and filing of any required prospectus supplement under Rule 424(b) under the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling securityholders thereunder.
(c)   At any time and from time to time in connection with a bona fide sale of Purchased Shares effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to an effective registration statement of which such prospectus forms a part, the Company shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Purchased Shares and broker, if applicable, in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Purchased Shares being sold and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). The Company shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and legend removal and the Purchaser shall be responsible for its own fees or costs associated therewith (including its legal fees or costs of its legal counsel).
(d)   The Purchaser agrees with the Company that the Purchaser will sell any shares of Series A Common Stock pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Purchased Shares are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein and will not be sold if Purchaser has been notified in writing by the Company that the use of such Registration Statement has been suspended or if Purchaser knows or has reason to know that the Commission has issued a stop order suspending the effectiveness of the Registration Statement, and Purchaser acknowledges that the removal of the restrictive legend from certificates (or reasonable evidence of issuance by book entry, as applicable) representing Purchased Shares as set forth in this Section 4.1 is predicated upon the Company’s reliance upon this understanding.
4.2   Furnishing of Information; Public Information.   Until the time that the Purchaser does not own any Purchased Shares, the Company shall use commercially reasonable efforts to maintain the registration of the Series A Common Stock under Section 12(b) or 12(g) of the Exchange Act and to timely file all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.
4.3   Integration.   The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Purchased Shares in a manner that would require the registration under the Securities Act of the sale of the Purchased Shares or that would be integrated with the offer or sale of the Purchased Shares for purposes of the rules and regulations of any Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.
4.4   Reliance   To the extent the Company or Target issue any legal opinions to Purchaser or any other subscriber of Series A Common Stock under any other agreement entered into in connection with the

PIPE Financing, the same opinion shall also be delivered to the Placement Agent, or the Placement Agent shall otherwise be permitted to rely on such opinion to the same extent as the addressee thereof.
[4.5   Securities Laws Disclosure; Publicity.   The Company shall within one Business Day of the date of the entry into the Business Combination Agreement (a) issue a press release disclosing the material terms of the transactions contemplated hereby, and (b) file a Current Report on Form 8-K, including the Transaction Documents and the Investor Presentation as exhibits thereto, with the Commission (11:59 P.M Eastern Time on the date of the filing of such registration statement and proxy statement and/or prospectus, the “Cleanse Time”). As soon as practicable following the Cleanse Time, the Company shall inform the Purchaser in writing that it is no longer in possession of material, non-public information regarding the Company. From and after the Cleanse Time, the Company represents to the Purchaser that it shall have publicly disclosed all material, non-public information, as of immediately prior to the Cleanse Time, delivered to the Purchaser by the Company or any of its officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Purchaser, or include the name of the Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of the Purchaser (not to be unreasonably withheld, delayed or conditioned), except (a) as required by federal securities law or requested by the staff of the Commission in connection with (i) any filings in connection with the Business Combination, (ii) any registration statement contemplated by Section 4.10 of this Agreement and (iii) the filing of final Transaction Documents with the Commission and (b) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchaser with prior notice of such disclosure permitted under this clause (b).]5
[4.5   [Reserved].]6
[4.6   Non-Public Information.   From and after the Cleanse Time, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide the Purchaser or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto the Purchaser shall have consented in writing to the receipt of such information and agreed with the Company to keep such information confidential. To the extent that, after the Cleanse Time, the Company or any of its officers, directors, agents, employees or Affiliates delivers any material, non-public information to the Purchaser without the Purchaser’s consent, the Company hereby covenants and agrees that the Purchaser shall not have any duty of trust or confidentiality to the Company or any of its officers, directors, agents, employees or Affiliates, or a duty to the Company or any of its officers, directors, agents, employees or Affiliates not to trade while aware of, such material, non-public information, provided that the Purchaser shall remain subject to applicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or the Target, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K. The Company understands and confirms that the Purchaser shall be relying on the foregoing covenants in effecting transactions in securities of the Company.]7
[4.6   Non-Public Information.   From and after the Company’s filing of the registration and proxy statement in connection with the Business Combination (the “Cleanse Time”), the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide the Purchaser or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto the Purchaser shall have consented in writing to the receipt of such information and agreed with the Company to keep such information confidential. To the extent that, after the Cleanse Time, the Company or any of its officers, directors, agents, employees or Affiliates delivers any material, non-public information to the Purchaser without the Purchaser’s consent, the Company hereby covenants and agrees that the Purchaser shall not have any duty of trust or confidentiality to the Company or any of its officers, directors, agents, employees or Affiliates, or a duty to the Company or any of its officers, directors, agents, employees or Affiliates not to trade while aware of, such material, non-public information, provided that the Purchaser shall remain subject to applicable law. To the extent that any

5
For Instiutional Investors

6
For Sponsor affiliates

7
For Institutional Investors

notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or the Target, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K. The Company understands and confirms that the Purchaser shall be relying on the foregoing covenants in effecting transactions in securities of the Company.]8
4.7   Indemnification.
(a)   To the extent Purchaser is named as a selling stockholder under any Registration Statement, the Company shall indemnify and hold harmless, to the extent permitted by law, Purchaser, its directors, trustees, officers, partners, members, managers, stockholders, affiliates, employees, advisers and agents, and each person who controls Purchaser (within the meaning of the Securities Act or the Exchange Act) and each affiliate of Purchaser (within the meaning of Rule 405 under the Securities Act) from and against any and all Losses (including, without limitation, any reasonable and documented attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) that arise out of or are caused by, based upon, arising out of or relating to (i) any untrue or alleged untrue statement of material fact contained in such Registration Statement, any prospectus included in such Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto, or document incorporated therein by reference, (ii) or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances in which they were made) not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, Exchange Act, or any state securities laws or rule or regulation thereunder, in connection with the performance of its obligations under Section 4.10 of this Agreement, except insofar as such untrue statement, alleged untrue statement, omissions, or alleged omission is caused by or contained in any information furnished in writing to the Company by or on behalf of the Purchaser expressly for use therein.
(b)   To the extent permitted by law, and in connection with any Registration Statement in which Purchaser is participating as a selling stockholder, Purchaser agrees, severally and not jointly with any other investor in the PIPE Financing, to indemnify and hold harmless the Company and its directors, officers, employees and agents, and each person who controls the Company (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Company against any Losses (including, without limitation, reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, any prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances in which they were made) not misleading, but only to the extent that such untrue statement, alleged untrue statement, omissions, or alleged omission is caused by or contained in any Purchaser Information furnished in writing to the Company by or on behalf of Purchaser expressly for use therein; provided, however, that the indemnification contained in this Section 4.7(b) shall not apply to amounts paid in settlement of any such Losses if such settlement is effected without the consent of Purchaser. In no event shall the liability of Purchaser payable by way of indemnity or contribution under this Section 4.7(b) be greater than the dollar amount of the net proceeds received by Purchaser upon the sale of the Purchased Shares purchased pursuant to this Agreement giving rise to such indemnification or contribution obligation.
(c)   If any Action or Proceeding shall be brought against any Person in respect of which indemnity may be sought pursuant to this Agreement, such Person (the “Indemnified Party”) shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing, but the omission to notify such Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have to any Indemnified Party under this Section 4.7 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the Indemnifying Party. The Indemnifying Party shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Indemnified Party. Any Indemnified Party shall have the right to employ

8
For Sponsor affiliates

separate counsel in any such Action or Proceeding and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party except to the extent that (i) the employment thereof has been specifically authorized by the Indemnifying Party in writing, (ii) the Indemnifying Party has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such Action or Proceeding there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Indemnifying Party and the position of such Indemnified Party, in which case the Indemnifying Party shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Indemnifying Party shall not be liable for any settlement of any Proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any Loss or liability by reason of such settlement or judgment. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened Proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.
4.8   Certain Transactions and Confidentiality.   The Purchaser covenants that neither it, nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at the Cleanse Time. The Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release and the Current Report on Form 8-K as described in Section 4.5, the Purchaser will maintain the confidentiality of the existence and terms of this transaction. Notwithstanding the foregoing, and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that, (i) the Purchaser does not make any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the Cleanse Time and (ii) the Purchaser shall not be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the Cleanse Time. Notwithstanding the foregoing, each of the Company, the Placement Agent and Purchaser is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby to the extent required by law or regulatory bodies.
4.9   Blue Sky Filings.   The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Purchased Shares for, sale to the Purchaser at the Closing under applicable securities or “Blue Sky” laws of the states of the United States.
4.10   Registration Rights.
(a)   The Company shall submit or file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Purchased Shares and naming the Purchaser as a selling stockholder thereunder (the “Registration Statement”) no later than thirty (30) calendar days after the Closing (such deadline the “Filing Deadline”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Company that it will “review” the Registration Statement) following the earlier of (A) the filing of the Registration Statement and (B) the Filing Deadline, and (ii) the 7th Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such deadline the “Effectiveness Deadline”), provided, that if the Filing Deadline or Effectiveness Deadline falls on Saturday, Sunday or other day that the Commission is closed for business, the Filing Deadline or Effectiveness Deadline, as the case may be, shall be extended to the next Business Day on which the Commission is open for business, provided, further, however, that the Company’s obligations to include Purchaser’s Purchased Shares in the Registration Statement are contingent upon Purchaser furnishing in a completed questionnaire in customary form to the Company that contains the information required by Commission rules for a Registration Statement regarding Purchaser, the securities of the Company held by Purchaser and the intended method of disposition of the Purchased Shares (which shall be limited to non-underwritten public offerings) (collectively, the “Purchaser Information”) as shall be reasonably requested by the Company to effect the registration of the Purchased Shares, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, provided that Purchaser shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Purchased Shares. If the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of Business Days on which the Commission remains closed. Any failure by the Company to file the Registration Statement by the Filing Deadline or to cause the effectiveness of such Registration Statement by the Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or cause the effectiveness of the Registration Statement as set forth above in this Section 4.10. Upon notification by the Commission that any Registration Statement has been declared effective by the Commission, and within two (2) Business Days thereafter, the Company shall file the final prospectus under Rule 424 of the Securities Act.
(b)   The Company will provide a copy of such portions of the draft of the Registration Statement that include Purchaser Information to Purchaser for review and comment at least two (2) Business Days in advance of filing the Registration Statement, provided, that, for the avoidance of doubt, in no event shall the Company be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Purchaser’s review. With respect to the Purchaser Information, the Company shall request such information at least five (5) Business Days prior to the anticipated initial filing date of the Registration Statement.
(c)   In no event shall the Purchaser be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that the Purchaser be identified as a statutory underwriter in the Registration Statement, the Purchaser will have an opportunity to withdraw from the Registration Statement, it being understood that such withdrawal shall not relieve the Company of its obligation to register for resale the Purchased Shares at a later date.
(d)   The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to, at its expense, cause such Registration Statement to remain effective with respect to Purchaser, keep any qualification, exemption or compliance under state securities laws which the Company determines to obtain continuously effective with respect to Purchaser, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of (i) four years from the issuance of the Purchased Shares, (ii) the date on which all of the Purchased Shares shall have been sold, or (iii) the first date on which the undersigned can sell all of its Purchased Shares (or shares received in exchange therefor) under Rule 144 without limitation as to the manner of sale, the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144; provided, that the Company shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Purchaser not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Board of Directors reasonably believes, upon the advice of outside legal counsel, would require additional disclosure by the Company in the Registration Statement of material non-public information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Board of Director, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend the Registration Statement on more than two (2) occasions or for more than sixty (60) consecutive calendar days during any twelve-month period. Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company and which notice shall not be subject to any duty of confidentiality) (A) of the occurrence of any Suspension Event during the period that the Registration Statement is effective or (B) that, as a result of a Suspension Event, the

Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Purchaser agrees that it will promptly discontinue offers and sales of the Purchased Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144 or any other applicable exemption to the registration requirements under the Securities Act) until Purchaser receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales (which notice shall not contain any material non-public information regarding the Company and which notice shall not be subject to any duty of confidentiality). If so directed by the Company, Purchaser will deliver to the Company or, in Purchaser’s sole discretion destroy, all copies of the prospectus covering the Purchased Shares in Purchaser’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Purchased Shares shall not apply (i) to the extent Purchaser is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up. Notwithstanding anything to the contrary herein, the Company shall use its commercially reasonable efforts to cause its transfer agent to deliver unlegended shares of Series A Common Stock to a transferee of the Purchaser in connection with any sale of Purchased Shares with respect to which the Purchaser has entered into a contract for sale, prior to the Purchaser’s receipt of the notice of a Suspension Event and for which the Purchaser has not yet settled.
(e)   If the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Purchased Shares by Purchaser or shares of Series A Common Stock by any other selling stockholder named in the Registration Statement, the Company will promptly notify Purchaser of such event, and such Registration Statement shall register for resale such number of shares of Series A Common Stock which is equal to the maximum number of Purchased Shares as is permitted by the Commission. In such event, the number of shares of Series A Common Stock to be registered for Purchaser or other selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders (or as otherwise directed by the Commission) and as promptly as practicable after being permitted to register additional Purchased Shares under Rule 415 under the Securities Act, the Company shall use commercially reasonable efforts to amend the Registration Statement or file with the Commission and cause to be declared effective, as promptly as allowed by the Commission, one or more registration statements to register the resale of those Purchased Shares that were not registered on the initial Registration Statement, as so amended and to cause such amendment or Registration Statement to become effective as promptly as practicable. Any such amended or new registration statement(s) shall be deemed to be a “Registration Statement” and all provisions of Section 5 shall apply with respect thereto.
(f)   In the case of a registration effected by the Company pursuant to this Agreement, the Company shall, upon reasonable request, inform Purchaser as to the status of such registration. The Company shall advise Purchaser as promptly as practicable, but in no event later than five (5) Business Days following or such earlier date as indicated:
(i)
when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

(ii)
of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information with respect to the Purchaser;

(iii)
of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose within two (2) Business Days of the Company’s notice of such event;

(iv)
within two (2) Business Days of the receipt by the Company of any notification with respect to the suspension of the qualification of the Purchased Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(v)
subject to the provisions in this Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Purchaser of such events, provide Purchaser with any material, non-public information regarding the Company other than to the extent that providing notice to Purchaser of the occurrence of the events listed in clauses (i) through (v) above may constitute the provision of material, non-public information regarding the Company.
(g)   The Company shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable.
(h)   Except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement as contemplated by this Agreement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Purchased Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(i)    The Company shall use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Purchased Shares required hereby and to provide all customary and reasonable cooperation necessary to enable Purchaser to resell the Purchased Shares pursuant to the Registration Statement.
(j)   For purposes of this Section 4, “Purchased Shares” shall be deemed to include, as of any date of determination, the Purchased Shares and any equity security issued or issuable with respect to such Purchased Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and “Purchaser” shall mean the Purchaser or any Affiliate of the Purchaser or other person to whom the rights under this Section 5 shall have been assigned.
4.11   Sponsor Accommodation.   At the Closing, CGC III Sponsor LLC, a Cayman Islands limited liability company and sponsor of the Company, shall transfer (including by way of forfeiture and reissuance) to Purchaser             shares of Series A Common Stock.
ARTICLE 5
MISCELLANEOUS
5.1   Termination.   This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect hereof, upon the earlier to occur of (a) the mutual written agreement of the parties hereto to terminate this Agreement, or (b) the termination (for any reason) of the Business Combination Agreement by any party to the same. Additionally, (i) the Company may terminate this Agreement with respect to the Purchaser if any of the conditions set forth in Section 2.3(b) applicable to the Purchaser shall have become incapable of fulfillment, and shall not have been waived by the Company; and (ii) the Purchaser may terminate this Agreement if (X) any of the conditions set forth in Section 2.3(c) shall have become incapable of fulfillment, and shall not have been waived by the Purchaser; or (Y) the Closing shall not have occurred on or prior to the date on which the Target is permitted to terminate the Business Combination Agreement pursuant to Section 7.1(d) of the Business Combination Agreement. Notwithstanding the foregoing, nothing herein will relieve any party from liability for any intentional breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover Losses arising from such intentional breach; provided, that in the event that the Business Combination Agreement is ever terminated by the Company and/or the Target for any reason, the Purchaser hereby agrees not to indirectly assert a claim against the Target by funding the Company or any other party to assert any such claim.
5.2   Fees and Expenses.   Except as expressly set forth in the Transaction Documents, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement and the Transaction Documents. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any conversion notice delivered by a Purchaser), stamp taxes and other Taxes and duties levied in connection with the delivery of any Purchased Shares to the Purchaser.
5.3   Entire Agreement.   This Agreement and the annexes hereto contains the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such Agreement and annexes.
5.4   Notices.   Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email at the e-mail address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email attachment at the e-mail address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.
5.5   Amendments; Waivers.   No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser or, in the case of a waiver, by the Company or the Purchaser, as the case may be, dependent on the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Additionally, Article 3, this Section 5.5 and Section 5.8 of this Agreement may not be amended, modified, supplemented or waived without the written consent of the Placement Agent (which may be withheld at the Placement Agent’s sole discretion).
5.6   Headings.   The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.
5.7   Successors and Assigns.   This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the other and the Purchaser (other than by merger). The Purchaser may assign any or all of its rights under this Agreement to any Person to whom the Purchaser assigns or transfers any Purchased Shares, provided that such transferee agrees in writing to be bound, with respect to the transferred Purchased Shares, by the provisions of the Transaction Documents that apply to the “Purchaser.”
5.8   No Third-Party Beneficiaries.   This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except (a) as otherwise set forth in Section 4.7 and (b) the Placement Agent shall be a third party beneficiary of the representations and warranties in Article 3 hereof, and with respect to Section 4.7, Section 4.8, Section 4.10, Section 5.5 this Section 5.8 and Section 5.15 hereof.

5.9   Governing Law.   All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof that would require the application of the laws of any other jurisdiction. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the parties under Section 4.7, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.
5.10   Survival.   The representations and warranties contained in Section 3.1 and Section 3.2 herein shall survive the Closing and the delivery of the Purchased Shares.
5.11   Execution.   This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page were an original thereof.
5.12   Severability.   If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.
5.13   Rescission and Withdrawal Right.   Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever the Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then the Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.
5.14   Replacement of Securities.   If any certificate or instrument evidencing any Purchased Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Purchased Shares.

5.15   Remedies.   In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to specific performance under this Agreement. The parties agree that monetary damages may not be adequate compensation for any Loss incurred by reason of any breach of obligations contained in this Agreement and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate. Additionally, it is agreed that the Placement Agent shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches or restraining any violation or threatened violation of this Agreement and to specifically enforce Purchaser’s obligations to fund the Purchase Price and the provisions of this Agreement, in each case, on the terms and subject to the conditions set forth herein.
5.16   Payment Set Aside.   To the extent that the Company makes a payment or payments to the Purchaser pursuant to this Agreement or the Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.
5.17   Saturdays, Sundays, Holidays, etc.   If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.
5.18   Construction.   The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and shares of Series A Common Stock in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Series A Common Stock that occur after the date of this Agreement. In this Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular portion of this Agreement.
5.19   Trust Account Waiver.   The Purchaser hereby acknowledges that, as described in the Company’s prospectus relating to its initial public offering (the “IPO”) dated May 1, 2025 available at www.sec.gov, the Company has established a trust account (the “Trust Account”) containing the proceeds of the IPO and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company, its public shareholders and certain other parties. For and in consideration of the Company entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Purchaser on behalf of itself and each of its Affiliates and subsidiaries, and each of its and their employees, agents, representatives and any other person or entity acting on its and their behalf hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, arising out or as a result of, in connection with or relating in any way to this Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, this Agreement, and (c) agrees that it will not seek recourse against the Trust Account as a result of, in connection with or relating in any way to this Agreement; provided, however, that nothing in this Section 5.19 shall be deemed to limit the Purchaser’s right to distributions from the Trust Account in accordance with the Company’s memorandum and articles of association in respect of any CGC Shareholder Redemptions by the Purchaser in respect of shares of Series A Common Stock acquired by any means other than pursuant to this Agreement.
5.20   NO LIABILITY UPON GOOD FAITH TERMINATION.   OTHER THAN WITH RESPECT TO ANY LIABILITIES ARISING PURSUANT TO SECTION 4.7 AND/OR SECTION 5.2 ABOVE, NONE OF THE COMPANY, TARGET, ANY OF THEIR AFFILIATES, OR ANY OTHER PARTY TO THE BUSINESS COMBINATION AGREEMENT, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EQUITYHOLDERS, MANAGERS, MEMBERS, ADVISORS OR LEGAL COUNSEL SHALL HAVE ANY LIABILITY (INCLUDING, BUT NOT LIMITED TO, AS A RESULT OF POTENTIAL LOST PROFITS AND OPPORTUNITIES) TO THE PURCHASER AS A RESULT OF THE TERMINATION OF THIS AGREEMENT AS A RESULT OF THE GOOD FAITH TERMINATION OF THE BUSINESS COMBINATION AGREEMENT BECAUSE OF A FAILURE OF A CLOSING CONDITION TO BE MET (SOLELY TO THE EXTENT SUCH FAILURE IS OUTSIDE OF THE CONTROL OF THE COMPANY, BUT REGARDLESS OF WHETHER THE BUSINESS COMBINATION AGREEMENT IS TERMINATED BY THE COMPANY OR TARGET).
5.21   WAIVER OF JURY TRIAL.   IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.
(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.
CARTESIAN GROWTH CORPORATION III	Address for Notice:
By: Name: Peter Yu Title: Chief Executive Officer	505 Fifth Avenue, 15th Floor New York, New York Email: peter.yu@cartesiangroup.com
With a copy to (which shall not constitute notice):
Greenberg Traurig, LLP
One Vanderbilt Avenue
New York, New York 10017
Attn: Adam Namoury
Email: Adam.Namoury@gtlaw.com
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR SPONSOR FOLLOWS]
[COMPANY SIGNATURE PAGES TO SPA]

IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.
CGC III SPONSOR LLC	Address for Notice:
By: Name: Peter Yu Title: President	505 Fifth Avenue, 15th Floor New York, New York Email: peter.yu@cartesiangroup.com
With a copy to (which shall not constitute notice):
Greenberg Traurig, LLP
One Vanderbilt Avenue
New York, New York 10017
Attn: Adam Namoury
Email: Adam.Namoury@gtlaw.com
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR PURCHASER FOLLOWS]
[SPONSOR SIGNATURE PAGE TO SPA]

IN WITNESS WHEREOF, the undersigned have caused this Stock Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.
Name of Purchaser:
Signature of Authorized Signatory of Purchaser:
Name of Authorized Signatory:
Title of Authorized Signatory:
Email Address of Authorized Signatory:
Address for Notice to Purchaser:
Address for Delivery of Purchased Shares to Purchaser (if not same as address for notice):
EIN Number:
[PURCHASER SIGNATURE PAGES TO SPA]

ANNEX A9
Form of Non-Redemption Agreement
[attached]

9
For Sponsor affiliates

NON-REDEMPTION AGREEMENT
THIS NON-REDEMPTION AGREEMENT (this “Agreement”), dated as of [•], is made by and between CARTESIAN GROWTH CORPORATION III, a Cayman Islands exempted company (the “Company”) and the undersigned shareholder (“Holder”).
RECITALS
WHEREAS, the Company has entered into that certain Business Combination Agreement (“Business Combination Agreement”), dated as of December 17, 2025, with FACTORIAL INC., a Delaware corporation (the “Target”), and Fenway MS, Inc., a Delaware corporation (“Merger Sub”), pursuant to which, at the closing of the transactions contemplated therein, the Company will domesticate as a Delaware corporation and, following such domestication, the Target will merge with and into Merger Sub, with Target surviving as a wholly-owned subsidiary of the Company (collectively, the “Business Combination”);
WHEREAS, the Company’s amended and restated memorandum and articles of association, as amended (the “Articles”), provides that a shareholder of the Company may redeem its Class A ordinary shares, par value $0.0001 per share, initially sold as part of the units in the Company’s initial public offering (whether they were purchased in such initial public offering or thereafter in the open market) (the “Public Shares”) in connection with the consummation of the Business Combination, on the terms set forth in the Articles (“Redemption Rights”);
WHEREAS, Holder wishes to acquire from shareholders of the Company $[•] in aggregate value of Public Shares (the “Holder’s Shares”), either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to shareholders who exercise Redemption Rights (the “Redemption Price”), prior to the closing date of the Business Combination (the “Closing Date”) and to agree to waive its Redemption Rights with respect to the Business Combination and hold the Holder’s Shares through the Closing Date (or the date on which the Business Combination Agreement is terminated), and to agree to abstain from voting and not vote the Holder’s Shares in favor of or against the Business Combination, and related matters set forth herein; and
WHEREAS, on or prior to the Closing Date, the Company expects to enter into other agreements with certain other prospective or existing shareholders (the “Other Holders”) pursuant to which such Other Holders will agree to waive their Redemption Rights.
NOW, THEREFORE, in consideration of the foregoing and the mutual acknowledgments, understandings, and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and Holder hereby agree as follows:
1.   Representations and Warranties of Holder.   Holder represents and warrants that:
(a)   Holder (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the laws of the jurisdiction of its organization and (ii) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been authorized, duly executed and delivered by Holder and, assuming due authorization and execution by each other party hereto, constitutes a valid and binding agreement of Holder enforceable against Holder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(b)   The execution and delivery of this Agreement by Holder do not, and the performance by Holder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Holder or applicable law to which Holder or the Holder’s Shares is subject, or (ii) require any consent or approval that has not been given or other action that has not been taken by any person (including under any contract binding upon Holder or any Holder’s Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Holder of its obligations under this Agreement.

(c)   As of the date of this Agreement, (i) there is no action, claim, suit, audit, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any governmental authority pending against Holder or, to the knowledge of Holder, threatened against Holder and (ii) Holder is not a party to or subject to the provisions of any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, in each case, that questions the beneficial or record ownership of the Holder’s Shares or the validity of this Agreement or would reasonably be expected to prevent or materially delay, impair or adversely affect the performance by Holder of its obligations under this Agreement.
(d)   Holder and/or certain of its controlled affiliates will beneficially own the Holder’s Shares.
(e)   Holder is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of this Agreement and the transactions contemplated hereby. Holder is also capable of assuming, and assumes, the risks of this Agreement and the transactions contemplated hereby. Holder is a sophisticated investor, capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities. Holder has adequately analyzed and fully considered the risks of this Agreement and the transactions contemplated hereby and has determined that the transactions contemplated by this Agreement are suitable for the Holder and that Holder is able at this time and in the foreseeable future to bear the economic risk of a total loss of its investment in the Company. Holder acknowledges specifically that a possibility of total loss of its investment exists.
2.   Purchase of Shares; Waiver of Redemption Rights.
(a)   Holder shall purchase the Holder’s Shares, at a price no higher than the Redemption Price, from third parties in the open market or through privately negotiated transactions, including from shareholders of the Company that elect to exercise Redemption Rights. In order to effectuate the foregoing, to the extent legally permitted to do so, Holder shall purchase Holder’s Shares at any time and from time to time prior to the Closing Date.
(b)   Holder acknowledges that it will have Redemption Rights with respect to the Holder’s Shares purchased hereunder pursuant to the Articles. Holder hereby irrevocably and unconditionally covenants and agrees, for the benefit of the Company, that neither it nor any of its controlled affiliates shall exercise any Redemption Rights under the Articles with respect to the Holder’s Shares.
(c)   Holder and its controlled affiliates shall not directly or indirectly Transfer the Holder’s Shares at any time following the date such shares are acquired through the NRA Termination Date (as defined below). As used herein, “Transfer” or “Transferred” shall mean the following: (i) sale of, offer to sell, contract or agreement to sell, gift, hypothecate, place a lien on, pledge, lend, assign, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the United States Securities and Exchange Commission (“SEC”) promulgated thereunder with respect to, any of the Holder’s Shares, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Holder’s Shares, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Holder’s Shares or other securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).
(d)   In furtherance of the covenants in paragraphs 2(b) and 2(c): (x) Holder hereby irrevocably and unconditionally waives, on behalf of itself and its controlled affiliates, the Redemption Rights, and irrevocably and unconditionally constitutes and appoints the Company and its designees, with full power of substitution, as its (and its controlled affiliates’) true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead, to revoke any redemption election made in contravention of paragraph 2(b) above with respect to any Holder’s Shares and to cause the Company’s transfer agent to fail to redeem such Holder’s Shares in connection with the Business Combination, (y) Holder shall deliver such documentation as is reasonably requested by the Company to evidence that none of the Holder’s Shares have been redeemed or Transferred, and (z) in the event of a breach of paragraph 2(b) or 2(c) with respect to any Holder’s Shares (the “Transferred/Redeemed Shares”), Holder unconditionally and irrevocably agrees to, or to cause one or more of its affiliates to, subscribe for and purchase from the Company (or from its assignee(s) or designee(s)) prior to the Closing Date a number of Class A ordinary shares of the Company equal to the number of such Transferred/Redeemed Shares, for a per share purchase price equal to the amount to be received by public shareholders of the Company exercising their Redemption Rights in connection with the Business Combination.
(e)   The Company acknowledges and agrees that the Holder and/or its controlled affiliates may own additional Public Shares in excess of the Holder’s Shares (the “Other Shares”) and that nothing herein shall restrict any rights of the Holder with respect to such Other Shares including, without limitation, the Redemption Rights or to otherwise exercise any right with respect to such Other Shares.
3.   Agreement to Abstain from Voting.
(a)   Holder and the Company acknowledge the guidance published by the Division of Corporation Finance with respect to tender offers set forth in the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations, Question 166.01. Accordingly, Holder hereby irrevocably and unconditionally covenants and agrees that Holder and its controlled affiliates shall (i) appear at any meeting of the shareholders of the Company, however called, or at any adjournment thereof, in person or by proxy, or otherwise cause all of the Holder’s Shares to be counted as present thereat for purposes of establishing a quorum, and (ii) tender an “abstain” vote with respect to all of Holder’s Shares with respect to, and not vote any of Holder’s Shares for or against, the Business Combination Agreement, the Business Combination or any other proposal brought by the Company in connection with the Business Combination.
(b)   Holder shall vote all of Holder’s Shares against any proposal in opposition to approval of the Business Combination or in competition with or inconsistent with the Business Combination Agreement, the Business Combination or the transactions contemplated thereby, and against any proposal, action or agreement that would (i) impede, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or the transactions contemplated hereby or thereby, or (ii) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital shares of, the Company.
4.   Covenants of the Holder.   Holder hereby agrees to permit the Company to publish and disclose Holder’s identity, ownership of the Holder’s Shares and any Other Shares and the nature of Holder’s commitments, arrangements and understandings under this Agreement and a copy of this Agreement, in (a) the registration statement, proxy statement, prospectus, and other proxy materials filed by the Company with the SEC in connection with the Business Combination, (b) any Form 8-K and/or any periodic report filed by the Company with the SEC in connection with the execution and delivery of this Agreement, or in connection with the Business Combination, and (c) any other documents or communications provided by the Company or the Company to any governmental authority, stock exchange or to the Company’s shareholders, in each case, to the extent required by the federal securities laws or the SEC or any other securities authorities. Holder agrees that it shall not, and shall cause its affiliates not to, indirectly accomplish or attempt to accomplish that which it is not permitted to accomplish directly under this Agreement. Holder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable law to effect the actions set forth herein and to consummate the transactions contemplated hereby on the terms and subject to the conditions set forth herein. While this Agreement is in effect, Holder shall not (x) enter into any agreement that would restrict, limit or interfere with the performance of Holder’s obligations hereunder or (y) take any action that would make any representation or warranty of the Holder contained herein untrue or inaccurate in any material respect or have the effect of preventing or disabling Holder from performing any of its obligations under this Agreement.

5.   Miscellaneous.
(a)   The Company agrees to indemnify and hold harmless the Holder and its partners, members, shareholders, officers, directors and managers (collectively, the “Indemnified Parties”), to the fullest extent permitted by law, from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, and other liabilities, and will advance to the Holder and/or the other Indemnified Parties any and all fees, costs, expenses and disbursements related to investigating, preparing, defending, asserting, or enforcing any claim, action, suit, proceeding or investigation, whether or not in connection with pending or threatened litigation or arbitration (including any and all legal and other expenses in giving testimony or furnishing documents in response to a subpoena or otherwise), arising out of, related to, or in connection with this Agreement, other than to the extent caused by the breach of the representations and warranties of the Holder herein, or a breach of the terms and conditions of this Agreement by any Indemnified Party.
(b)   This Agreement shall terminate on the earliest to occur of (i) the Closing Date, (ii) the termination of the Business Combination Agreement or (iii) the Termination Date (as such term is defined in the Business Combination Agreement) (the earliest of (i), (ii) or (iii), the “NRA Termination Date”); provided, however, that the covenants contained in this Section 5 shall survive the termination of this Agreement in all instances.
(c)   Holder acknowledges that the Company will rely on the representations, warranties, acknowledgments, understandings and agreements contained in this Agreement. Holder agrees to promptly notify the Company if any of the representations, warranties, acknowledgments, understandings or agreements set forth herein are no longer accurate in all material respects.
(d)   Each of the Company and the Holder is entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
(e)   Neither this Agreement nor any rights that may accrue to Holder hereunder may be transferred or assigned by the Holder. Neither this Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned, except to the Target.
(f)   Other than as set forth herein, this Agreement may not be amended, modified, supplemented or waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver, or termination is sought.
(g)   This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 5(g), this Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and assigns.
(h)   Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
(i)   Holder acknowledges that the Company has established a trust account containing the proceeds of its initial public offering and from certain private placements (collectively, with interest accrued from time to time thereon, the “Trust Account”). Holder agrees that (i) it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account, and (ii) it shall have no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, in each case in connection with this Agreement, and hereby irrevocably and unconditionally waives any Claim to, or to any monies in, the Trust Account that it may have in connection with this Agreement or otherwise; provided, that such release and waiver of Claims shall not include any rights or claims of Holder or any of its controlled affiliates to exercise Redemption Rights with respect to the Other Shares and, after the NRA Termination Date, the Holder’s Shares. In the event Holder has any

Claim against the Company, Holder shall pursue such Claim solely against the Company’s assets outside the Trust Account and not against the property or any monies in the Trust Account. Holder agrees and acknowledges that such waiver is material to this Agreement and has been specifically relied upon by the Company to induce the Company to enter into this Agreement and Holder further intends and understands such waiver to be valid, binding and enforceable under applicable law.
(j)   If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
(k)   No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.
(l)   This Agreement may be executed in one or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
(m)   Holder shall pay all of its own expenses in connection with this Agreement and the transactions contemplated hereby.
(n)   Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (a) when so delivered personally, (b) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (c) five (5) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:
If to Holder, to such address or addresses set forth on the signature page hereto;
If to the Company, to:
Cartesian Growth Corporation III
505 Fifth Avenue
New York, NY 10017
Attn: Peter Yu, CEO
Email: peter.yu@cartesiangroup.com
with a required copy to (which copy shall not constitute notice):
Greenberg Traurig, LLP
One Vanderbilt Avenue
New York, NY 10017
Attention: Adam Namoury, Thomas Martin
Email: Adam.Namoury@gtlaw.com, Thomas.Martin@gtlaw.com
(o)   The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement or taking actions contrary to the covenants set out in this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (i) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this paragraph 5(o) shall not be required to provide any bond or other security in connection with any such injunction.
(p)   This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.
(q)   Any claim, action, suit, assessment, arbitration or proceeding based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the State of New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such claim, action, suit, assessment, arbitration or proceeding, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of such claim, action, suit, assessment, arbitration or proceeding shall be heard and determined only in any such court, and agrees not to bring any claim, action, suit, assessment, arbitration or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any claim, action, suit, assessment, arbitration or proceeding brought pursuant to this paragraph 5(q). EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
(r)   Holder hereby irrevocably and unconditionally covenants and agrees that, except for this Agreement, it (i) shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Holder’s Shares and (ii) shall not grant at any time while this Agreement remains in effect a proxy, consent or power of attorney with respect to the Holder’s Shares that is inconsistent with this Agreement.
(s)   Nothing contained in this Agreement shall be deemed to vest in the Company or its subsidiaries any direct or indirect ownership or incidence of ownership of or with respect to the Holder’s Shares. All rights, ownership and economic benefits of and relating to the Holder’s Shares of the Holder shall remain fully vested in and belong to the Holder, and none of the Company or its subsidiaries shall have no authority to direct the Holder in the voting or disposition of any of the Holder’s Shares, except as otherwise provided herein.
(t)   Holder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of the Company and its subsidiaries in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the persons expressly named as parties hereto; provided, that the other Indemnified Parties are intended third party beneficiaries of paragraph 5(a).

(u)   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.
COMPANY:
CARTESIAN GROWTH CORPORATION III
By:

Name: Peter Yu
Title:  Chief Executive Officer
HOLDER:
[•]
By:

Name:
Title:
[Signature Page to Non-Redemption Agreement]

ANNEX [A/B]
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER
This Annex [A/B] should be completed and signed by Purchaser and constitutes a part of the Stock Purchase Agreement.
A.   QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)
☐
Purchaser is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐
Purchaser is subscribing for the Purchased Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**
B.   ACCREDITED INVESTOR STATUS (Please check the box)
☐
Purchaser is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

**OR**
C.   ACCREDITED INVESTOR STATUS (Please check the box)
☐
Purchaser is an “accredited investor” (within the meaning of Rule 501(a)(5) or (6) of Regulation D under the Securities Act).

**AND**
D.   AFFILIATE STATUS (Please check the applicable box)
SUBSCRIBER:
☐
is:

☐
is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or the Target or acting on behalf of an affiliate of the Company or the Target.
Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Purchaser has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Purchaser and under which Purchaser accordingly qualifies as an “accredited investor.”
☐
Any bank as defined in section 3(a)(2) of the Securities Act of 1933 (the “Act”), or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or

(d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;
☐
Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐
Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐
Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

☐
Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐
Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence must not be included as an asset; (b) indebtedness secured by the person’s primary residence up to the estimated fair market value of the primary residence must not be included as a liability (except that if the amount of such indebtedness outstanding at the time of calculation exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess must be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the residence must be included as a liability;

☐
Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

☐
Any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person.

This Annex should be completed by Purchaser and constitutes a part of the Stock Purchase Agreement.

Annex F
NON-REDEMPTION AGREEMENT
THIS NON-REDEMPTION AGREEMENT (this “Agreement”), dated as of December [•], 2025, is made by and between CARTESIAN GROWTH CORPORATION III, a Cayman Islands exempted company (the “Company”) and the undersigned shareholder (“Holder”).
RECITALS
WHEREAS, the Company has entered into that certain Business Combination Agreement (“Business Combination Agreement”), dated as of December [•], 2025, with FACTORIAL INC., a Delaware corporation (the “Target”), and [MERGER SUB] (“Merger Sub”), pursuant to which, at the closing of the transactions contemplated therein, the Company will domesticate as a Delaware corporation and, following such domestication, the Target will merge with and into Merger Sub, with Target surviving as a wholly-owned subsidiary of the Company (collectively, the “Business Combination”);
WHEREAS, the Company’s amended and restated memorandum and articles of association, as amended (the “Articles”), provides that a shareholder of the Company may redeem its Class A ordinary shares, par value $0.0001 per share, initially sold as part of the units in the Company’s initial public offering (whether they were purchased in such initial public offering or thereafter in the open market) (the “Public Shares”) in connection with the consummation of the Business Combination, on the terms set forth in the Articles (“Redemption Rights”);
WHEREAS, Holder wishes to acquire from shareholders of the Company $[•] in aggregate value of Public Shares (the “Holder’s Shares”), either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to shareholders who exercise Redemption Rights (the “Redemption Price”), prior to the closing date of the Business Combination (the “Closing Date”) and to agree to waive its Redemption Rights with respect to the Business Combination and hold the Holder’s Shares through the Closing Date (or the date on which the Business Combination Agreement is terminated), and to agree to abstain from voting and not vote the Holder’s Shares in favor of or against the Business Combination, and related matters set forth herein; and
WHEREAS, on or prior to the Closing Date, the Company expects to enter into other agreements with certain other prospective or existing shareholders (the “Other Holders”) pursuant to which such Other Holders will agree to waive their Redemption Rights.
NOW, THEREFORE, in consideration of the foregoing and the mutual acknowledgments, understandings, and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and Holder hereby agree as follows:
1.   Representations and Warranties of Holder.   Holder represents and warrants that:
(a)   Holder (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the laws of the jurisdiction of its organization and (ii) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been authorized, duly executed and delivered by Holder and, assuming due authorization and execution by each other party hereto, constitutes a valid and binding agreement of Holder enforceable against Holder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(b)   The execution and delivery of this Agreement by Holder do not, and the performance by Holder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Holder or applicable law to which Holder or the Holder’s Shares is subject, or (ii) require any consent or approval that has not been given or other action that has not been taken by any person (including under any contract binding upon Holder or any Holder’s Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Holder of its obligations under this Agreement.
(c)   As of the date of this Agreement, (i) there is no action, claim, suit, audit, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any governmental authority pending against Holder or, to the knowledge of Holder, threatened against Holder and (ii) Holder is not a party to or subject to the provisions of any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, in each case, that questions the beneficial or record ownership of the Holder’s Shares or the validity of this Agreement or would reasonably be expected to prevent or materially delay, impair or adversely affect the performance by Holder of its obligations under this Agreement.
(d)   Holder and/or certain of its controlled affiliates will beneficially own the Holder’s Shares.
(e)   Holder is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of this Agreement and the transactions contemplated hereby. Holder is also capable of assuming, and assumes, the risks of this Agreement and the transactions contemplated hereby. Holder is a sophisticated investor, capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities. Holder has adequately analyzed and fully considered the risks of this Agreement and the transactions contemplated hereby and has determined that the transactions contemplated by this Agreement are suitable for the Holder and that Holder is able at this time and in the foreseeable future to bear the economic risk of a total loss of its investment in the Company. Holder acknowledges specifically that a possibility of total loss of its investment exists.
2.   Purchase of Shares; Waiver of Redemption Rights.
(a)   Holder shall purchase the Holder’s Shares, at a price no higher than the Redemption Price, from third parties in the open market or through privately negotiated transactions, including from shareholders of the Company that elect to exercise Redemption Rights. In order to effectuate the foregoing, to the extent legally permitted to do so, Holder shall purchase Holder’s Shares at any time and from time to time prior to the Closing Date.
(b)   Holder acknowledges that it will have Redemption Rights with respect to the Holder’s Shares purchased hereunder pursuant to the Articles. Holder hereby irrevocably and unconditionally covenants and agrees, for the benefit of the Company, that neither it nor any of its controlled affiliates shall exercise any Redemption Rights under the Articles with respect to the Holder’s Shares.
(c)   Holder and its controlled affiliates shall not directly or indirectly Transfer the Holder’s Shares at any time following the date such shares are acquired through the NRA Termination Date (as defined below). As used herein, “Transfer” or “Transferred” shall mean the following: (i) sale of, offer to sell, contract or agreement to sell, gift, hypothecate, place a lien on, pledge, lend, assign, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the United States Securities and Exchange Commission (“SEC”) promulgated thereunder with respect to, any of the Holder’s Shares, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Holder’s Shares, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Holder’s Shares or other securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

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(d)   In furtherance of the covenants in paragraphs 2(b) and 2(c): (x) Holder hereby irrevocably and unconditionally waives, on behalf of itself and its controlled affiliates, the Redemption Rights, and irrevocably and unconditionally constitutes and appoints the Company and its designees, with full power of substitution, as its (and its controlled affiliates’) true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead, to revoke any redemption election made in contravention of paragraph 2(b) above with respect to any Holder’s Shares and to cause the Company’s transfer agent to fail to redeem such Holder’s Shares in connection with the Business Combination, (y) Holder shall deliver such documentation as is reasonably requested by the Company to evidence that none of the Holder’s Shares have been redeemed or Transferred, and (z) in the event of a breach of paragraph 2(b) or 2(c) with respect to any Holder’s Shares (the “Transferred/Redeemed Shares”), Holder unconditionally and irrevocably agrees to, or to cause one or more of its affiliates to, subscribe for and purchase from the Company (or from its assignee(s) or designee(s)) prior to the Closing Date a number of Class A ordinary shares of the Company equal to the number of such Transferred/Redeemed Shares, for a per share purchase price equal to the amount to be received by public shareholders of the Company exercising their Redemption Rights in connection with the Business Combination.
(e)   The Company acknowledges and agrees that the Holder and/or its controlled affiliates may own additional Public Shares in excess of the Holder’s Shares (the “Other Shares”) and that nothing herein shall restrict any rights of the Holder with respect to such Other Shares including, without limitation, the Redemption Rights or to otherwise exercise any right with respect to such Other Shares.
3.   Agreement to Abstain from Voting.
(a)   Holder and the Company acknowledge the guidance published by the Division of Corporation Finance with respect to tender offers set forth in the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations, Question 166.01. Accordingly, Holder hereby irrevocably and unconditionally covenants and agrees that Holder and its controlled affiliates shall (i) appear at any meeting of the shareholders of the Company, however called, or at any adjournment thereof, in person or by proxy, or otherwise cause all of the Holder’s Shares to be counted as present thereat for purposes of establishing a quorum, and (ii) tender an “abstain” vote with respect to all of Holder’s Shares with respect to, and not vote any of Holder’s Shares for or against, the Business Combination Agreement, the Business Combination or any other proposal brought by the Company in connection with the Business Combination.
(b)   Holder shall vote all of Holder’s Shares against any proposal in opposition to approval of the Business Combination or in competition with or inconsistent with the Business Combination Agreement, the Business Combination or the transactions contemplated thereby, and against any proposal, action or agreement that would (i) impede, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or the transactions contemplated hereby or thereby, or (ii) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital shares of, the Company.
4.   Covenants of the Holder.   Holder hereby agrees to permit the Company to publish and disclose Holder’s identity, ownership of the Holder’s Shares and any Other Shares and the nature of Holder’s commitments, arrangements and understandings under this Agreement and a copy of this Agreement, in (a) the registration statement, proxy statement, prospectus, and other proxy materials filed by the Company with the SEC in connection with the Business Combination, (b) any Form 8-K and/or any periodic report filed by the Company with the SEC in connection with the execution and delivery of this Agreement, or in connection with the Business Combination, and (c) any other documents or communications provided by the Company or the Company to any governmental authority, stock exchange or to the Company’s shareholders, in each case, to the extent required by the federal securities laws or the SEC or any other securities authorities. Holder agrees that it shall not, and shall cause its affiliates not to, indirectly accomplish or attempt to accomplish that which it is not permitted to accomplish directly under this Agreement. Holder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable law to effect the actions set forth herein and to consummate the transactions contemplated hereby on the terms and subject to the conditions set forth herein. While this Agreement is in effect, Holder shall not (x) enter into any agreement that would restrict, limit or interfere with the performance of Holder’s obligations hereunder or (y) take any action that would make any representation or warranty of the

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Holder contained herein untrue or inaccurate in any material respect or have the effect of preventing or disabling Holder from performing any of its obligations under this Agreement.
5.   Miscellaneous.
(a)   The Company agrees to indemnify and hold harmless the Holder and its partners, members, shareholders, officers, directors and managers (collectively, the “Indemnified Parties”), to the fullest extent permitted by law, from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, and other liabilities, and will advance to the Holder and/or the other Indemnified Parties any and all fees, costs, expenses and disbursements related to investigating, preparing, defending, asserting, or enforcing any claim, action, suit, proceeding or investigation, whether or not in connection with pending or threatened litigation or arbitration (including any and all legal and other expenses in giving testimony or furnishing documents in response to a subpoena or otherwise), arising out of, related to, or in connection with this Agreement, other than to the extent caused by the breach of the representations and warranties of the Holder herein, or a breach of the terms and conditions of this Agreement by any Indemnified Party.
(b)   This Agreement shall terminate on the earliest to occur of (i) the Closing Date, (ii) the termination of the Business Combination Agreement or (iii) the Termination Date (as such term is defined in the Business Combination Agreement) (the earliest of (i), (ii) or (iii), the “NRA Termination Date”); provided, however, that the covenants contained in this Section 5 shall survive the termination of this Agreement in all instances.
(c)   Holder acknowledges that the Company will rely on the representations, warranties, acknowledgments, understandings and agreements contained in this Agreement. Holder agrees to promptly notify the Company if any of the representations, warranties, acknowledgments, understandings or agreements set forth herein are no longer accurate in all material respects.
(d)   Each of the Company and the Holder is entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
(e)   Neither this Agreement nor any rights that may accrue to Holder hereunder may be transferred or assigned by the Holder. Neither this Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned, except to the Target.
(f)   Other than as set forth herein, this Agreement may not be amended, modified, supplemented or waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver, or termination is sought.
(g)   This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 5(g), this Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and assigns.
(h)   Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
(i)   Holder acknowledges that the Company has established a trust account containing the proceeds of its initial public offering and from certain private placements (collectively, with interest accrued from time to time thereon, the “Trust Account”). Holder agrees that (i) it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account, and (ii) it shall have no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, in each case in connection with this Agreement, and hereby irrevocably and unconditionally waives any Claim to, or to any monies in, the Trust Account that it may have in connection with this

F-4

Agreement or otherwise; provided, that such release and waiver of Claims shall not include any rights or claims of Holder or any of its controlled affiliates to exercise Redemption Rights with respect to the Other Shares and, after the NRA Termination Date, the Holder’s Shares. In the event Holder has any Claim against the Company, Holder shall pursue such Claim solely against the Company’s assets outside the Trust Account and not against the property or any monies in the Trust Account. Holder agrees and acknowledges that such waiver is material to this Agreement and has been specifically relied upon by the Company to induce the Company to enter into this Agreement and Holder further intends and understands such waiver to be valid, binding and enforceable under applicable law.
(j)   If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
(k)   No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.
(l)   This Agreement may be executed in one or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
(m)   Holder shall pay all of its own expenses in connection with this Agreement and the transactions contemplated hereby.
(n)   Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (a) when so delivered personally, (b) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (c) five (5) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:
If to Holder, to such address or addresses set forth on the signature page hereto;
If to the Company, to:
Cartesian Growth Corporation III
505 Fifth Avenue
New York, NY 10017
Attn: Peter Yu, CEO
Email: peter.yu@cartesiangroup.com
with a required copy to (which copy shall not constitute notice):
Greenberg Traurig, LLP
One Vanderbilt Avenue
New York, NY 10017
Attention: Adam Namoury, Thomas Martin
Email: Adam.Namoury@gtlaw.com, Thomas.Martin@gtlaw.com
(o)   The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their

F-5

obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement or taking actions contrary to the covenants set out in this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (i) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this paragraph 5(o) shall not be required to provide any bond or other security in connection with any such injunction.
(p)   This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.
(q)   Any claim, action, suit, assessment, arbitration or proceeding based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the State of New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such claim, action, suit, assessment, arbitration or proceeding, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of such claim, action, suit, assessment, arbitration or proceeding shall be heard and determined only in any such court, and agrees not to bring any claim, action, suit, assessment, arbitration or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any claim, action, suit, assessment, arbitration or proceeding brought pursuant to this paragraph 5(q). EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
(r)   Holder hereby irrevocably and unconditionally covenants and agrees that, except for this Agreement, it (i) shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Holder’s Shares and (ii) shall not grant at any time while this Agreement remains in effect a proxy, consent or power of attorney with respect to the Holder’s Shares that is inconsistent with this Agreement.
(s)   Nothing contained in this Agreement shall be deemed to vest in the Company or its subsidiaries any direct or indirect ownership or incidence of ownership of or with respect to the Holder’s Shares. All rights, ownership and economic benefits of and relating to the Holder’s Shares of the Holder shall remain fully vested in and belong to the Holder, and none of the Company or its subsidiaries shall have no authority to direct the Holder in the voting or disposition of any of the Holder’s Shares, except as otherwise provided herein.
(t)   Holder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of the Company and its subsidiaries in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made

F-6

against, the persons expressly named as parties hereto; provided, that the other Indemnified Parties are intended third party beneficiaries of paragraph 5(a).
(u)   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
[Signature Page Follows]

F-7

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.
COMPANY:
CARTESIAN GROWTH CORPORATION III
By:

Name:
Peter Yu

Title:
Chief Executive Officer

HOLDER:
[•]
By:

Name:
Title:
[Signature Page to Non-Redemption Agreement]

Annex H
AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], is made and entered into by and among Factorial Holdings, Inc., a Delaware corporation (the “Company”) (formerly known as Cartesian Growth Corporation III, a Cayman Islands exempted company, prior to its domestication as a Delaware corporation), CGC III Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), CGC III Sponsor DirectorCo LLC, a Cayman Islands limited liability company (“DirectorCo”), Cantor Fitzgerald & Co. (“Cantor,” and together with DirectorCo, [and certain existing securityholders of the Company], the “Cartesian Existing Investors”), certain former stockholders of Factorial Inc., a Delaware corporation (“Factorial”), set forth on Schedule 1 hereto (such stockholders, the “Factorial Holders”), certain stockholders of the Company as set forth on Schedule 2 hereto (such stockholders, the “Non-Redemption Holders”), and other persons and entities (collectively with the Sponsor, the Cartesian Existing Investors, the Factorial Holders, the Non-Redemption Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, the “Holders” and each, a “Holder”). Capitalized terms used but not otherwise defined herein shall have the meanings given such terms in the Business Combination Agreement (as defined below).
RECITALS
WHEREAS, the Company, the Sponsor, DirectorCo, and Cantor are party to that certain Registration Rights Agreement, dated as of May 1, 2025 (the “Original RRA”);
WHEREAS, the Company is party to that certain Business Combination Agreement, dated as of December 17, 2025 (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, Fenway MS, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), and Factorial, pursuant to which, on [•], the Company de-registered in the Cayman Islands and transferred by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation (the “Domestication”) and, on [•], Merger Sub merged with and into Factorial (the “Merger”), with Factorial surviving the Merger as a wholly owned subsidiary of the Company;
WHEREAS, at the Domestication Effective Time (as defined in the Business Combination Agreement), pursuant to the Business Combination Agreement, each outstanding Class A ordinary share, par value $0.0001 per share, of the Company (the “Cayman Class A Shares”) (including Cayman Class A Shares issued upon the conversion of Class B ordinary shares, par value $0.0001 per share, of the Company immediately prior to the Domestication, but not including Cayman Class A Shares redeemed pursuant to the Company’s amended and restated memorandum and articles of association, was converted automatically into one share of the Company’s Series A common stock, par value $0.00001 per share (the “Series A Common Stock”);
WHEREAS, at the Merger Effective Time, pursuant to the Business Combination Agreement, (i) each issued and outstanding share of common stock, par value $0.0001 per share (the “Factorial Common Stock”) (including shares of Factorial Common Stock issued upon the conversion of shares of preferred stock of Factorial, but not including treasury shares or shares validly submitted for appraisal) was converted automatically into a number of shares of Series A Common Stock or, in the case of the Founders (as defined in the Business Combination Agreement), the Company’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) in accordance with the Conversion Ratio (as defined in the Business Combination Agreement), and (ii) each outstanding stock option of Factorial was assumed by the Company and became an option to purchase a number of shares of Series A Common Stock at an exercise price each determined by reference to the Conversion Ratio (the “Equity Awards”) covering a number of shares of Series A Common Stock determined by reference to the Conversion Ratio;
WHEREAS, on the date hereof, certain investors purchased an aggregate of [•] shares of Series A Common Stock (the “Investor Shares”) in a transaction exempt from registration under the Securities Act pursuant to the respective Stock Purchase Agreements, each dated as of December 17, 2025, entered into by and between the Company and each of such investors (the “PIPE Investment”);
WHEREAS, on or before the date hereof, the Non-Redemption Holders acquired or retained an aggregate of [•] shares of Series A Common Stock (the “Non-Redemption Shares”) (the “Non-Redemption Investment”);
WHEREAS, pursuant to Section 6.7 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question; and
WHEREAS, the Company, the Sponsor, DirectorCo, and Cantor desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
1.1   Definitions.   The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company or the Board, in each case, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.
“Agreement” shall have the meaning given in the Preamble hereto.
“Block Trade” shall have the meaning given in Section 2.4.1.
“Board” shall mean the Board of Directors of the Company.
“Business Combination Agreement” shall have the meaning given in the Recitals hereto.
“Business Day” shall mean any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.
“Cantor” shall have the meaning given in the Preamble hereto.
“Cartesian Existing Investors” shall have the meaning given in the Preamble hereto.
“Series A Common Stock” shall have the meaning given in the Recitals hereto.
“Closing” shall have the meaning given in the Business Combination Agreement.
“Closing Date” shall have the meaning given in the Business Combination Agreement.
“Commission” shall mean the U.S. Securities and Exchange Commission.
“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Demanding Holder” shall have the meaning given in Section 2.1.4.
“DirectorCo” shall have the meaning given in the Preamble hereto.
“Domestication” shall have the meaning given in the Recitals hereto.
“Equity Awards” shall have the meaning given in the Recitals hereto.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time, and the rules and regulations of the Commission promulgated thereunder.
“Factorial” shall have the meaning given in the Preamble hereto.
“Factorial Holders” shall have the meaning given in the Preamble hereto.
“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.
“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.
“Holder Information” shall have the meaning given in Section 4.1.2.
“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.
“Investor Shares” shall have the meaning given in the Recitals hereto.
“Lock-Up Period” shall mean, with respect to the Factorial Holders and the Sponsor, the lock-up period specified in the Company’s Bylaws.
“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.
“Merger” shall have the meaning given in the Recitals hereto.
“Merger Sub” shall have the meaning given in the Recitals hereto.
“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.
“Non-Redemption Investment” shall have the meaning given in the Recitals hereto.
“Original RRA” shall have the meaning given in the Recitals hereto.
“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.
“Permitted Transferees” shall mean persons to whom a holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the applicable Lock-Up Period.
“Piggyback Registration” shall have the meaning given in Section 2.2.1.
“PIPE Investment” shall have the meaning given in the Recitals hereto.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Registrable Security” shall mean (a) any outstanding shares of Series A Common Stock held by a Holder following the Closing that are issued in connection with the transactions contemplated by the Business Combination Agreement, the Non-Redemption Investment, and the PIPE Investment, including, for the avoidance of doubt, any shares of Series A Common Stock (i) issued in connection with the Domestication, (ii) issued as Aggregate Merger Consideration (as defined in the Business Combination

Agreement) and (iii) that are Investor Shares; (b) any shares of Series A Common Stock that may be acquired by a Holder upon the exercise, conversion or redemption of any other security of the Company or other right to acquire Series A Common Stock held by a Holder following the Closing that are issued or distributable in connection with the transactions contemplated by the Business Combination Agreement, including, for the avoidance of doubt, the shares of Series A Common Stock issued or issuable upon the exercise of any Warrants (as defined in the Business Combination Agreement) or Equity Awards of the Company held by a Holder immediately following the Closing; (c) any outstanding shares of Series A Common Stock and shares of Series A Common Stock issued or issuable upon the exercise of any other equity security of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise transferred (other than to a Permitted Transferee), (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:
(A)   all registration, listing and filing fees, including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any national securities exchange on which the Series A Common Stock is then listed;
(B)   fees and expenses of compliance with securities or blue sky laws (including reasonable and documented fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);
(C)   printing, messenger, telephone and delivery expenses;
(D)   reasonable fees and disbursements of counsel for the Company;
(E)   reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and
(F)   in an Underwritten Offering or Other Coordinated Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders, up to $[•] in the aggregate.
“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.
“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.
“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).
“Shelf Takedown” shall mean any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.
“Sponsor” shall have the meaning given in the Preamble hereto.
“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.
“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, gift, hypothecate, place a lien on, pledge, lend, assign, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, with respect to, any security, (b) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Subject Shares, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Subject Shares or other securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
“Withdrawal Notice” shall have the meaning given in Section 2.1.6.
ARTICLE II
REGISTRATIONS AND OFFERINGS
2.1   Shelf Registration.
2.1.1   Filing.   Within thirty (30) calendar days following the Closing Date (the “Filing Deadline”), the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) Business Days prior to such submission or filing) on a delayed or continuous basis as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Company that it will “review” the Registration Statement) following the earlier of (A) the filing of the Registration Statement and (B) the Filing Deadline, and (ii) the 10th Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review by the Commission (such deadline the “Effectiveness Deadline”); provided, that if the Filing Deadline or Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Filing Deadline or Effectiveness Deadline, as the case may be, shall be extended to the next Business Day on which the Commission is open for business; provided further, that if the Commission is closed for operations due to a government shutdown, the Filing Deadline or the Effectiveness Deadline, as the case may be, shall be extended by the same number of Business Days on which the Commission remains closed. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available (the “Plan of Distribution”) to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.2   Subsequent Shelf Registration.   If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing), and pursuant to the Plan of Distribution. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.3   Additional Registration Statement(s).   Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of such Holder at any time beginning 30 days prior to the expiration of the Lock-Up Period (if applicable), shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such additional Registrable Securities to be so covered twice per calendar year for each of (i) the Sponsor and the Cartesian Existing Investors, on the one hand, and (ii) the Factorial Holders, on the other hand.
2.1.4   Requests for Underwritten Offerings. Subject to Section 3.4, at any time and from time to time and beginning 30 days prior to the expiration of the Lock-Up Period (if applicable), the Sponsor (inclusive of its affiliated Non-Redemption Holders) or a Factorial Holder (any such Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf; provided that the Company shall only be obligated to effect an Underwritten Offering following the expiration of the Lock-Up Period (if applicable) if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $[•] million (the “Minimum Takedown Threshold”). All requests for Underwritten Offerings shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Offering. Subject to Section 2.4.4, the initial Demanding Holder shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The (i) Sponsor and (ii) Factorial Holders, may each demand not more than [•] Underwritten Offerings pursuant to this Section 2.1.4 in any [•] month period, for an aggregate of not more than [•] Underwritten Offerings pursuant to this Section 2.1.4 in any [•] month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.
2.1.5   Reduction of Underwritten Offering.   If the managing Underwriter or Underwriters in an Underwritten Offering, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy-back rights pursuant to this Agreement with respect to such Underwritten Offering (such Holders, the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Series A Common Stock or other equity securities that the Company desires to sell and all other shares of Series A Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Series A Common Stock or other equity securities proposed to be sold by Company or by other holders of Series A Common Stock or other equity securities, (i) first, the Registrable Securities of the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Offering), (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Offering) that can be sold without exceeding the Maximum Number of Securities, (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Series A Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities, and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the shares of Series A Common Stock or other equity securities of persons other than Holders of Registrable Securities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons that can be sold without exceeding the Maximum Number of Securities.
2.1.6   Withdrawal.   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering, a majority-in-interest of the Demanding Holders initiating an Underwritten Offering shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Offering; provided that the Sponsor or a Factorial Holder may elect to have the Company continue an Underwritten Offering if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by the Sponsor, the Factorial Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Offering (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering); provided that, if the Sponsor or a Factorial Holder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by the Sponsor or such Factorial Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Offering prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to the second sentence of this Section 2.1.6.
2.2   Piggyback Registration.
2.2.1   Piggyback Rights.   Subject to Section 2.4.3, if any Holder proposes to conduct a registered offering of, or if the Company proposes to file a resale Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, (including, without limitation, an Underwritten Offering pursuant to Section 2.1, if such Underwritten Offering is for the resale of Registrable Securities by any Holder), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) for an exchange offer or offering of securities solely to the Company’s existing securityholders, (vi) for a rights offering, (vii) for an equity line of credit or an at-the-market offering of securities, (viii) a Block Trade, (ix) by the Company for any primary offering of the Company’s securities, or (x) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”); provided, in the case of an “overnight” or “bought” offering, such requests must be made by the Holders within two (2) Business Days after delivery of any such notice by the Company; provided further that if the Company has been advised in writing by the managing Underwriter(s) that the inclusion of Registrable Securities for sale for the benefit of the Holders will have an adverse effect on the price, timing, or distribution of the Series A Common Stock in an Underwritten Offering, then (1) if no Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), the Company shall not be required to offer such opportunity to such Holders or (2) if any Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), then the amount of Registrable Securities to be offered for the accounts of Holders shall be determined based on the provisions of Section 2.2.2. Subject to the foregoing proviso and to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.
2.2.2   Reduction of Piggyback Registration.   If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Series A Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Series A Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Series A Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:
(a)   if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Series A Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Series A Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Series A Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and
(b)   if the Registration or registered offering and Underwritten Offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.
2.2.3   Piggyback Registration Withdrawal.   Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Offering, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a

Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.
2.2.4   Unlimited Piggyback Registration Rights.   For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Offering under Section 2.1.4 hereof.
2.3   Market Stand-off.   In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder that is (a) an executive officer, (b) a director, (c) Holder in excess of five percent (5%) of the outstanding Series A Common Stock (and for which it is customary for such a Holder to agree to a lock-up), or (d) a Demanding Holder or Requesting Holder any of whose Registrable Securities are included in the Underwritten Offering agrees that it shall not Transfer any shares of Series A Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).
2.4   Block Trades; Other Coordinated Offerings.
2.4.1   Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, at any time and from time to time following the expiration of the Lock-Up Period (if applicable), if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow”, an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $[•] million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) Business Days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.
2.4.2   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.
2.4.3   Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.
2.4.4   The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5   The (i) Sponsor and (ii) Factorial Holders, may each demand no more than [•] Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any [•] month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall be counted as a demand for an Underwritten Offering pursuant to Section 2.1.4 hereof.
ARTICLE III
COMPANY PROCEDURES
3.1   General Procedures.   If at any time the Company is required to effect the Registration of Registrable Securities hereunder, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:
3.1.1   prepare and file with the Commission as soon as reasonably practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;
3.1.2   prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;
3.1.3   in connection with the filing of a Registration Statement or Prospectus, or any amendment or supplement thereto, upon the reasonable request of a Holder, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, (i) excerpts of such Registration Statement naming such Holders or Underwriters, and the section entitled “Plan of Distribution”, “Underwriting” or similar sections, (ii) each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), (iii) the Prospectus included in such Registration Statement (including each preliminary Prospectus), and (iv) such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that, in no event shall the Company be required to delay or postpone the filing of such Registration Statement as a result of or in connection with a Holder’s review; and provided, further, that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);
3.1.4   prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5   cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;
3.1.6   provide a transfer agent and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7   advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8   notify the selling Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;
3.1.9   in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.10   obtain a “cold comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering [(other than a Block Trade or Other Coordinated Offering)] pursuant to such Registration (subject to such placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.11   in the event of an Underwritten Offering [(other than a Block Trade or Other Coordinated Offering)] pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;
3.1.12   in the event of any Underwritten Offering [(other than a Block Trade or Other Coordinated Offering)], enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter of such offering or sale;
3.1.13   make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the

Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect), which requirement will be deemed satisfied if the Company timely files Forms 10-K, 10-Q, and 8-K as may be required to be filed under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;
3.1.14   with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and
3.1.15   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.
Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.
3.2   Registration Expenses.   The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.
3.3   Requirements for Participation in Registration Statement and Underwritten Offerings.    Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements provided that such Holder shall only be subject to the restrictions set forth in any such lock-up agreements if the directors and officers of the Company are subject to a lock-up obligation to the Underwriters managing the offering and the length of such lock-up for such Holder shall be no longer than the shortest lock-up of any such directors and officers; provided, further, that if the Company or the Underwriters managing the offering waive or shorten the Lock-Up Period for any of the Company’s officers, directors or stockholders, then (i) all Holders subject to such lock-up shall receive notice of such waiver or modification no later than two (2) Business Days following such waiver or modification, and (ii) such lock-up will be similarly waived pro rata or shortened for each such Holder. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.
3.4   Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.
3.4.1   Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2   Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.
3.4.3   Subject to Section 3.4.4, (a) during the period starting with the date thirty (30) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date ninety (90) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Offering and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.
3.4.4   The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, on not more than two (2) occasions for not more than ninety (90) consecutive calendar days on each occasion or not more than one-hundred-twenty (120) total calendar days, in each case, during any twelve (12)-month period.
3.5   Reporting Obligations.   As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Series A Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.
3.6   Restrictive Legend Removal.
3.6.1   At any time and from time to time in connection with a bona fide sale of Registrable Securities effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, the Company shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Registrable Securities and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). The Company shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Holder shall be responsible for its fees or costs associated with such removal of such restrictive legends (including its legal fees or costs of its legal counsel).
3.6.2   With a view to making available to each Holder of Registrable Securities the benefits of Rule 144 that permit the Holder to sell securities of the Company to the public without registration, the Company agrees, for so long as any Holder holds Registrable Securities, to:
(a)   use commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144; and
(b)   use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.
ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
4.1   Indemnification.
4.1.1   The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made), except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein.
4.1.2   In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made), but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.
4.1.3   Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus one local counsel if necessary in the reasonable judgment of the indemnified party) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
4.1.4   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
4.1.5   If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and documented out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and documented out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.
ARTICLE V
MISCELLANEOUS
5.1   Notices.   All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by

FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email, during normal business hours on a Business Day and otherwise as of the opening of the immediately following Business Day, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 5.1.
5.2   Assignment; No Third Party Beneficiaries.
5.2.1   This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.
5.2.2   Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees to which it transfers Registrable Securities; provided that with respect to the Factorial Holders, the Sponsor, and the Cartesian Existing Investors, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that each of the Holders shall be permitted to transfer its rights hereunder to one or more affiliates or any direct or indirect partners, members or equity holders of such Holder, which, for the avoidance of doubt, shall include a transfer of its rights in connection with a distribution of any Registrable Securities held by such Holder to its members (it being understood that no such transfer shall reduce or multiply any rights of such Holder or such transferees).
5.2.3   This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.
5.2.4   This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement.
5.2.5   No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.
5.3   Counterparts.   This Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
5.4   Governing Law; Venue.   This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state. The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Agreement must be brought exclusively in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 5.1 of this Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.
5.5   TRIAL BY JURY.   EACH PARTY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.
5.6   Amendments and Modifications.   Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of a Factorial Holder, for so long as such Factorial Holder and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding shares of Series A Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
5.7   Other Registration Rights.   Other than as provided in the (i) Private Placement Warrants Purchase Agreement, dated as of May 1, 2025, between the Company and the Sponsor, (ii) Private Placement Warrants Purchase Agreement, dated as of May 1, 2025, between the Company and Cantor, and (iii) any subscription agreement entered into by the Company and the investors party thereto in connection with a PIPE Investment, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The Company hereby agrees and covenants that it will not grant rights to register any Series A Common Stock (or securities convertible into or exchangeable for Series A Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without (a) the prior written consent of a Factorial Holder, for so long as such Factorial Holder and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding shares of Series A Common Stock of the Company or (b) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
5.8   Term.   This Agreement shall terminate on the earlier of (a) the seventh (7th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Sections 3.5 and Article IV shall survive any termination.

5.9   Holder Information.   Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.
5.10   Severability.   It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
5.11   Entire Agreement; Restatement.   This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.
5.12   Adjustments. If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
COMPANY:
FACTORIAL HOLDINGS, INC.
By:

Name:
Title:
Address for Notices:
SPONSOR:
CGC III SPONSOR LLC
By:

Name:
Title:
Address for Notices:
CARTESIAN EXISTING INVESTORS:
CGC III SPONSOR DIRECTORCO LLC
By:

Name:
Title:
Address for Notices:
CANTOR FITZGERALD & CO.
By:

Name:
Title:
Address for Notices:
[Signature Page to Amended and Restated Registration Rights Agreement]

FACTORIAL HOLDERS:
[Entity Factorial Holders]
By:

Name:
Title:
Address for Notices:

[Individual Factorial Holders]
Address for Notices:
NON-REDEMPTION HOLDERS:
[Entity Non-Redemption Holders]
By:

Name:
Title:
Address for Notices:

[Individual Non-Redemption Holders]
Address for Notices:
[Signature Page to Amended and Restated Registration Rights Agreement]

Schedule 1
Factorial Holders
[•]

Schedule 2
Non-Redemption Holders
[•]

Exhibit A
REGISTRATION RIGHTS AGREEMENT JOINDER
The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [•] (as the same may hereafter be amended, the “Registration Rights Agreement”), among Factorial Holdings, Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.
By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Series A Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein.
Accordingly, the undersigned has executed and delivered this Joinder as of the      day of            , 20  .

Signature of Stockholder

Print Name of Stockholder
Its:
Address:

Agreed and Accepted as of
           , 20
[•]
By:

Name:
Its:

Annex I
CERTIFICATE OF INCORPORATION
OF
FACTORIAL HOLDINGS, INC.
ARTICLE I
The name of the Corporation is Factorial Holdings, Inc. (the “Corporation”).
ARTICLE II
The address of the Corporation’s registered office in the State of Delaware is [•]. The name of its registered agent at such address is [•].
ARTICLE III
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).
ARTICLE IV
A. CAPITAL STOCK
The total number of shares of capital stock that the Corporation shall have authority to issue is [•], which shall consist of two classes as follows: (a) [•] shares shall be a class designated as common stock, par value $0.00001 per share (the “Common Stock”), which class of Common Stock shall be subdivided into two series consisting of (i) [•] shares designated as Series A common stock (the “Series A Common Stock”) and (ii) [•] shares designated as Series B common stock (the “Series B Common Stock”); and (b) [•] shares shall be a class designated as preferred stock, par value $0.00001 per share (the “Preferred Stock”).
Except as otherwise provided in any certificate of designation of any series of Preferred Stock or in Sections 242(d)(1) or (d)(2) of the DGCL, the number of authorized shares of any class of Common Stock or Preferred Stock may from time to time be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of any of the Common Stock or the Preferred Stock voting separately as a class shall be required therefor; provided, however, that the number of authorized shares of Series B Common Stock shall not be increased or decreased without the affirmative vote of the holders of a majority of shares of Series B Common Stock then outstanding, voting as a separate class. For the avoidance of doubt, the elimination and reduction of the voting requirements of Section 242 of the DGCL, as permitted by Section 242(d) of the DGCL, shall apply to any amendments to this Certificate of Incorporation, as it may be amended, restated or otherwise modified from time to time, including the terms of any certificate of designations of any class or series of Preferred Stock (the “Certificate of Incorporation”).
The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.
B. COMMON STOCK
Subject to all the rights, powers and preferences of the Preferred Stock and except as provided by law or in this Certificate of Incorporation (including any certificate of designation of any series of Preferred Stock):
1.   Voting Rights.
(a)   General Right to Vote Together.   Except as otherwise expressly provided herein or required by applicable law, the holders of Series A Common Stock and Series B Common Stock shall vote together on all matters submitted to a vote of the stockholders.

(b)   Votes Per Share.   Except as otherwise expressly provided herein or required by applicable law, on any matter that is submitted to a vote of the stockholders, each holder of Series A Common Stock shall be entitled to one vote for each such share held by such holder, and each holder of Series B Common Stock shall be entitled to 10 votes for each such share held by such holder. Notwithstanding the foregoing, except as otherwise required by law, holders of shares of Common Stock, as such, shall have no voting power with respect to, and shall not be entitled to vote on, any amendment to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of the Preferred Stock or one or more outstanding series thereof if the holders of such Preferred Stock or series thereof are entitled, either separately or together with the holders of one or more other such series, to vote thereon under this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or under the DGCL.
2.   Identical Rights.   Except as otherwise expressly provided herein or required by applicable law, shares of Series A Common Stock and Series B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation:
(a)   Dividends and Distributions.   Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to the payment of any Distribution, Distributions may be declared and paid ratably on the Common Stock out of the assets of the Corporation which are legally available for this purpose at such times and in such amounts as the Board of Directors of the Corporation (the “Board”) in its discretion shall determine. Shares of Series A Common Stock and Series B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any Distribution paid or distributed by the Corporation, unless different treatment of the shares of each such series is approved by the affirmative vote of the holders of a majority of the outstanding shares of Series A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Series B Common Stock, each voting separately as a series; provided, however, that in the event a Distribution is paid in the form of Series A Common Stock or Series B Common Stock (or Rights to acquire, or securities convertible into or exchangeable for, such stock, as the case may be), then holders of Series A Common Stock shall receive Series A Common Stock (or Rights to acquire, or securities convertible into or exchangeable for, such stock, as the case may be) and holders of Series B Common Stock shall receive Series B Common Stock (or Rights to acquire, or securities convertible into or exchangeable for, such stock, as the case may be) and such Distribution shall be deemed equal, identical and ratable so long as such Distribution is paid or distributed ratably on a per share basis.
(b)   Subdivision or Combination.   If the Corporation in any manner subdivides, combines or reclassifies the outstanding shares of Series A Common Stock or Series B Common Stock, then the outstanding shares of the other such series will be concurrently subdivided, combined or reclassified in the same proportion and manner to maintain the same proportionate equity ownership between the holders of the outstanding Series A Common Stock and Series B Common Stock on the record date or effective date for such subdivision, combination or reclassification, unless different treatment of the shares of each such series is approved by the affirmative vote of the holders of a majority of the outstanding shares of Series A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Series B Common Stock, each voting separately as a series.
(c)   Equal Treatment in a Change of Control Transaction.   In connection with any Change of Control Transaction, shares of Series A Common Stock and Series B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Corporation (any such consideration, “Change of Control Consideration”), provided, however, that the holders of shares of such series may receive, or have the right to elect to receive, different or disproportionate consideration in connection with such Change of Control Transaction if (1) the only difference in the per share consideration to the holders of the Series A Common Stock and Series B Common Stock is that any securities distributed to the holders of, or issuable upon the conversion of, a share of Series B Common Stock have 10 times the voting power of any securities distributed to the holder of, or issuable upon the conversion of, a share of Series A Common Stock or (2) such different or disproportionate treatment of the shares of each such series is approved by the affirmative vote of the holders of a majority of the outstanding shares of Series A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Series B Common Stock, each voting separately as a series; provided, however, for the avoidance of doubt, Change of Control Consideration shall not be deemed to include any consideration paid to or received by a person who is a holder of Series A Common Stock and/or Series B Common Stock, as applicable, pursuant to (x) any bona fide, good faith employment, consulting, severance or other compensatory arrangement (including, without limitation, any equity-based or cash compensatory award or payment) whether or not entered into in connection with such Change of Control Transaction or (y) a negotiated agreement between a holder of Series A Common Stock and/or Series B Common Stock, as applicable, with any counterparty (or affiliate thereof) to a Change of Control Transaction wherein such holder is contributing, selling, transferring or otherwise disposing of shares of the Corporation’s capital stock to such counterparty (or affiliate thereof) as part of a “rollover” or similar transaction that is approved by a majority of the Disinterested Directors then in office (or a committee of the Board comprised of Disinterested Directors) and that is in connection with such Change of Control Transaction. Any merger or consolidation of the Corporation with or into any other entity, which is not a Change of Control Transaction, shall, in addition to any approval otherwise required herein or by applicable law, require approval by the affirmative vote of the holders of a majority of the outstanding shares of Series A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Series B Common Stock, each voting separately as a series, unless (i) the shares of Series A Common Stock and Series B Common Stock remain outstanding and no other consideration is received in respect thereof or (ii) such shares are converted on a pro rata basis into shares of the surviving or parent entity in such transaction having identical rights to the shares of Series A Common Stock and Series B Common Stock, respectively.
3.   Conversion of Series B Common Stock.
(a)   Voluntary Conversion.   Each share of Series B Common Stock shall be convertible into one fully paid and nonassessable share of Series A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation. Such written notice shall state therein the number of shares of Series B Common Stock being converted and the name or names in which the shares of Series A Common Stock are to be registered.
(b)   Automatic Conversion.   Each share of Series B Common Stock shall automatically, without any further action by the holder thereof, convert into one fully paid and nonassessable share of Series A Common Stock upon the earlier of:
(i)   a Transfer of such share; provided, however, that no such automatic conversion shall occur in the case of a Transfer by a Series B Stockholder to any of the persons or entities listed in clauses (A) through (H) below (each, a “Permitted Transferee”) and from any such Permitted Transferee back to such Series B Stockholder and/or any other Permitted Transferee established by or for such Series B Stockholder:
(A)   a Family Member of such Series B Stockholder, which shall mean with respect to any natural person who is a Series B Stockholder, the spouse, domestic partner, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such Series B Stockholder and any spouse of any such person; and provided, further, that lineal descendants shall include adopted persons, but only so long as they are adopted during minority (herein collectively referred to as “Family Members”);
(B)   a trust solely for the benefit of such Series B Stockholder and/or one or more of such Series B Stockholder’s Family Members (except for remote contingent interests) so long as all trustees of such trust are one or more of (i) such Series B Stockholder, (ii) a

Family Member of such Series B Stockholder and/or (iii) an institution or individual who is a bank or trust company, a professional trustee, investment advisor or manager, investment banker, accountant or lawyer (herein referred to as a “Qualified Trustee”); provided such Transfer does not involve any payment of cash, securities, property or other consideration to the Series B Stockholder (other than as a settlor or beneficiary of such trust) and, provided, further, that if at any time such trust ceases to meet the requirements of this subsection (B), each share of Series B Common Stock then held by the trustee or trustees of such trust shall, on the fifth calendar day following receipt by said trustee or trustees of a notice from the Corporation that it has obtained actual knowledge that the trust no longer meets the requirements of this subsection (B), unless said trust Transfers such share of Series B Common Stock to a Permitted Transferee prior to such fifth calendar day, automatically convert into one fully paid and nonassessable share of Series A Common Stock;
(C)   the beneficiaries or trustee of a trust; so long as the original grantor of the trust (the “Grantor”) is such Series B Stockholder and such Series B Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock, provided that in the event such Grantor no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock, then, unless such trust Transfers such shares of Series B Common Stock to a Permitted Transferee within five calendar days after the date upon which such Grantor no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock, each share of Series B Common Stock then held by such trust shall automatically convert into one fully paid and nonassessable share of Series A Common Stock;
(D)   a trust under the terms of which such Series B Stockholder has retained a “qualified interest” within the meaning of §2702(b)(1) of the Internal Revenue Code (or successor provision) and/or a reversionary interest so long as all trustees of such trust are Qualified Trustees; provided, however, that if at any time such trust ceases to meet the requirements of this subsection (D), each share of Series B Common Stock then held by the trustee or trustees of such trust shall, on the fifth calendar day following receipt by said trustee or trustees of a notice from the Corporation that it has obtained actual knowledge that the trust no longer meets the requirements of this subsection (D), unless said trust Transfers such share of Series B Common Stock to a Permitted Transferee prior to such fifth calendar day, automatically convert into one fully paid and nonassessable share of Series A Common Stock;
(E)   an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code (or successor provision), or a pension, profit sharing, stock bonus or other type of plan or trust of which such Series B Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code (or successor provision); provided that in each case such Series B Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock held in such account, plan or trust, and provided, further, that in the event the Series B Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock held by such account, plan or trust, then, unless such account Transfers such shares of Series B Common Stock to a Permitted Transferee within five calendar days after the date upon which such Series B Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock, each share of Series B Common Stock then held by such account, plan or trust shall automatically convert into one fully paid and nonassessable share of Series A Common Stock;
(F)   a corporation, partnership or limited liability company wholly and solely owned by Series B Stockholders and Permitted Transferees in which Series B Stockholders directly, or indirectly through one or more Permitted Transferees, own shares, partnership interests or membership interests, as applicable, with sufficient Voting Control in the corporation, partnership or limited liability company, as applicable, or otherwise has legally enforceable rights, such that the Series B Stockholders retain sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock held by such corporation, partnership or limited liability company; provided, however, that in the event the Series B Stockholders no longer own sufficient shares, partnership interests or membership interests, as applicable, or no longer has sufficient legally enforceable rights to ensure the Series B Stockholders retain sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock held by such corporation, partnership or limited liability company, as applicable, then, unless such corporation, partnership or limited liability company Transfers such shares of Series B Common Stock to a Permitted Transferee within five calendar days after the date upon which such Series B Stockholders no longer have sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock, each share of Series B Common Stock then held by such corporation, partnership or limited liability company, as applicable, shall automatically convert into one fully paid and nonassessable share of Series A Common Stock;
(G)   from a Series B Stockholder or such Series B Stockholder’s Affiliates to another Series B Stockholder or such other Series B Stockholder’s Affiliates;
(H)   an Affiliate of a Series B Stockholder; provided, however, that the person or entity holding sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock being Transferred (the “Controlling Person”) retains, directly or indirectly, sole dispositive power and exclusive Voting Control with respect to the shares following such Transfer; provided, further, that in the event the Controlling Person no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock Transferred to such Affiliate, then, unless such Affiliate Transfers such shares of Series B Common Stock to a Permitted Transferee within five calendar days after the date upon which Controlling Person no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Series B Common Stock, each such share of Series B Common Stock Transferred to such Affiliate shall automatically convert into one share of Series A Common Stock unless such transaction is otherwise approved by the Corporation;
(ii)   the date specified by a written notice and certification request of the Corporation to the holder of such share of Series B Common Stock requesting a certification, in a form satisfactory to the Corporation, verifying such holder’s ownership of Series B Common Stock and confirming that a conversion to Series A Common Stock has not occurred pursuant to this Article IV, Section B(3), which date shall not be less than 60 calendar days after the date of such notice and certification request; provided, however, that no such automatic conversion pursuant to this subsection (ii) shall occur in the case of a Series B Stockholder or its Permitted Transferees that furnishes a certification satisfactory to the Corporation prior to the specified date that such conversion to Series A Common Stock has not occurred pursuant to this Article IV, Section B(3); or
(iii)   the date on which the number of Threshold Shares collectively held by a Series B Stockholder and any Permitted Transferees thereof is less than 50% of the number of shares of Series B Common Stock held by such Series B Stockholder at the Effective Time
(c)   Automatic Conversion of All Outstanding Series B Common Stock.   Each share of Series B Common Stock shall automatically, without any further action by the holder thereof, convert into one fully paid and nonassessable share of Series A Common Stock upon the earliest of:
(i)   the date specified by affirmative vote of the holders of at least 66-2∕3% of the outstanding shares of Series B Common Stock, voting as a single series;
(ii)   the date that is nine months following the death or Incapacity of all Founders; and

(iii)   the date that is the seven year anniversary of the Effective Time.
Following such conversion, the reissuance of any shares of Series B Common Stock shall be prohibited, and the Corporation shall take all necessary action to retire each share of Series B Common Stock in accordance with Section 243 of the DGCL, including filing a certificate of retirement with the Secretary of State of the State of Delaware required thereby, and upon the effectiveness of such certificate of retirement, it shall have the effect of reducing the number of authorized shares of Series B Common Stock and eliminating all references to Series B Common Stock in this Certificate of Incorporation.
(d)   Procedures.   The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Series B Common Stock to Series A Common Stock in accordance with this Article IV, Section B(3) and the general administration of this dual series stock structure, including the issuance of stock certificates (or the establishment of book-entry positions) with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Series B Common Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Series B Common Stock and to confirm that a conversion to Series A Common Stock has not occurred in accordance with Article IV, Section B(3)(b)(ii). A determination by the Board that a Transfer results in a conversion to Series A Common Stock shall be conclusive and binding.
(e)   Immediate Effect of Conversion.   In the event of a conversion of shares of Series B Common Stock to shares of Series A Common Stock pursuant to this Article IV, Section B(3), such conversion(s) shall be deemed to have been effective immediately prior to the close of business on the date that the Corporation’s transfer agent receives the written notice required under Section B(3)(a) of this Article IV, the time that the Transfer of such shares occurred under Section B(3)(b) of this Article IV, or the date specified in Section B(3)(c) of this Article IV, as applicable. Upon any conversion of Series B Common Stock to Series A Common Stock pursuant to this Article IV, Section B(3), all rights of the holder of such shares of Series B Common Stock shall cease and the person or persons in whose names or names the certificate or certificates (or book-entry position(s) representing the shares of Series A Common Stock) are to be issued shall be treated for all purposes as having become the record holder or holders of such number of shares of Series A Common Stock into which such shares of Series B Common Stock were converted. Shares of Series B Common Stock that are converted into shares of Series A Common Stock as provided in this Article IV, Section B(3) shall be retired and shall not be reissued.
(f)   Reservation of Stock.   The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Series A Common Stock, solely for the purpose of effecting the conversion of the shares of Series B Common Stock pursuant to this Article IV, Section B(3), such number of its shares of Series A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Common Stock into shares of Series A Common Stock.
4.   No Further Issuances.   Except for the issuance of Series B Common Stock issuable upon the settlement, exercise or conversion of Rights outstanding at the Effective Time, a dividend payable in accordance with Article IV, Section B(3)(a) or a subdivision or reclassification in accordance with Article IV, Section B(3)(b), the Corporation shall not at any time after the Effective Time issue any additional shares of Series B Common Stock, unless such issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Series B Common Stock, voting as a separate series.
C. PREFERRED STOCK
The Board or any authorized committee thereof is expressly authorized to provide by resolution or resolutions for, out of the unissued shares of Preferred Stock, the issuance of the shares of Preferred Stock in one or more series of such stock, and by filing a certificate of designation pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof, all to the fullest extent now or hereafter permitted by the DGCL. The powers, preferences and relative, participating, optional and other special rights of each such series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Without limiting the generality of the foregoing, the resolution or resolutions providing for the issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.
ARTICLE V
The following terms, where capitalized in this Certificate of Incorporation, shall have the meanings ascribed to them in this Article V:
“Affiliate” means with respect to any specified person, any other person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified person, including, without limitation, any general partner, managing member, officer, director or manager of such person and any venture capital, private equity, investment advisor or other investment fund now or hereafter existing that is controlled by one or more general partners or managing members of, or is under common investment management (or shares the same management, advisory company or investment advisor) with, such person.
“Change of Control Share Issuance” means the issuance by the Corporation, in a transaction or series of related transactions, of voting securities of the Corporation to any person or persons acting as a group as contemplated in Rule 13d-5(b) under the Exchange Act (or any successor provision) that immediately prior to such transaction or series of related transactions held 50% or less of the total voting power of the Corporation (assuming Series A Common Stock and Series B Common Stock each have one vote per share), such that, immediately following such transaction or series of related transactions, such person or group of persons would hold more than 50% of the total voting power of the Corporation (assuming Series A Common Stock and Series B Common Stock each have one vote per share).
“Change of Control Transaction” means (i) the sale, lease, exclusive license, exchange, or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Board, so long as no foreclosure occurs in respect of any such lien or encumbrance) of all or substantially all of the Corporation’s property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Corporation), provided that any sale, lease, exclusive license, exchange or other disposition of property or assets exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a “Change of Control Transaction”; (ii) the merger, consolidation, business combination, or other similar transaction of the Corporation with any other entity, other than a merger, consolidation, business combination, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than 50% of the total voting power represented by the voting securities of the Corporation, surviving entity or its parent (as applicable) and more than 50% of the total number of outstanding shares of the Corporation’s, surviving entity’s or its parent’s (as applicable) capital stock, in each case as outstanding immediately after such merger, consolidation, business combination, or other similar transaction, and the stockholders of the Corporation immediately prior to the merger, consolidation, business combination, or other similar transaction own voting securities of the Corporation, the surviving entity or its parent (as applicable) immediately following the merger, consolidation, business combination, or other similar transaction in substantially the same proportions (vis-à-vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction; (iii) a recapitalization, liquidation, dissolution, or other similar transaction involving the Corporation, other than a recapitalization, liquidation, dissolution, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than

50% of the total voting power represented by the voting securities of the Corporation, surviving entity or its parent (as applicable) and more than 50% of the total number of outstanding shares of the Corporation’s, surviving entity’s or parent’s (as applicable) capital stock, in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the stockholders of the Corporation immediately prior to the recapitalization, liquidation, dissolution or other similar transaction own voting securities of the Corporation, the surviving entity or its parent immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis-à-vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction; (iv) any Change of Control Share Issuance; and (v) any transfer, domestication, continuance, conversion or other similar transaction of the Corporation other than a transfer, domestication, continuance, conversion or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the transferred, domesticated, continued or converted entity or its parent) more than 50% of the total voting power represented by the voting securities of the Corporation, the transferred, domesticated, continued or converted entity or its parent (as applicable) and more than 50% of the total number of outstanding shares of the Corporation’s, the transferred, domesticated, continued or converted entity’s or it parent’s (as applicable) capital stock, in each case as outstanding immediately after such transfer, domestication, continuance, conversion or other similar transaction, and the stockholders of the Corporation immediately prior to the transfer, domestication, continuance, conversion or other similar transaction own voting securities of the Corporation, the transferred, domesticated, continued or converted entity of its parent (as applicable) immediately following the transfer, domestication, continuance, conversion or other similar transaction in substantially the same proportions (vis-à-vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction.
“Disinterested Directors” means the Directors who have been determined by the Board to be disinterested with respect to a particular Transfer or Change of Control Transaction, as applicable.
“Distribution” means (i) any dividend of cash, property or shares of the Corporation’s capital stock payable to holders of shares of the Corporation’s capital stock; and (ii) any distribution to holders of shares of the Corporation’s capital stock following or in connection with any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary.
“Effective Time” means the time of the completion of the transactions contemplated by that certain Business Combination Agreement, by and among Cartesian Growth Corporation III, a Cayman Islands exempted company, Fenway MS, Inc., a Delaware corporation, and Factorial Inc., a Delaware corporation, dated as of December 17, 2025.
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
“Founder” means each of Siyu Huang and Alex Yu].
“Incapacity” means that such Series B Stockholder is incapable of managing such holder’s financial affairs under the criteria set forth in the applicable probate code and such incapacity has lasted or can be expected to last for a continuous period of not less than 12 months or is suffering from a condition that can be expected to result in death, in each case, as determined by a licensed medical practitioner jointly selected by a majority of the Disinterested Directors and such Founder or such Founder’s legal representative. In the event of a dispute regarding whether a Series B Stockholder has suffered an Incapacity, no Incapacity of such holder will be deemed to have occurred unless and until an affirmative ruling regarding such Incapacity has been made by a court of competent jurisdiction.
“Rights” means any option, warrant, restricted stock unit, conversion right or contractual right of any kind to acquire shares of the Corporation’s authorized but unissued capital stock.
“Securities Exchange” means, at any time, the registered national securities exchange on which the Corporation’s equity securities are then principally listed or traded, which shall be the New York Stock Exchange or Nasdaq Stock Market (or similar national quotation system of the Nasdaq Stock Market) (“Nasdaq”) or any successor exchange of either the New York Stock Exchange or Nasdaq.

“Series B Stockholder” means (i) the registered holder of a share of Series B Common Stock issued at or prior to the Effective Time, (ii) the registered holder of any shares of Series B Common Stock that are originally issued by the Corporation after the Effective Time and (iii) any registered holder of a share of Series B Common Stock described in clause (i) or (ii) who acquires such share of Series B Common Stock as a Permitted Transferee.
“Trading Day” means any day on which the Securities Exchange is open for trading.
“Threshold Shares” means, with respect to any person as of any time, the sum of (without duplication): (a) any shares of capital stock of the Corporation, including Series A Common Stock and Series B Common Stock, held by such person as of such time; and (b) any shares of capital stock of the Corporation, including Series A Common Stock and Series B Common Stock, underlying any securities (including restricted stock units, options or other convertible instruments) held by such person as of such time, whether such securities are vested or unvested, earned or unearned, or convertible into or exchangeable or exercisable for such shares of capital stock, as of such time or in the future.
“Transfer” of a share of Series B Common Stock shall mean, directly or indirectly, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A “Transfer” shall also include, without limitation, (i) a transfer of a share of Series B Common Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) or (ii) the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of Series B Common Stock by proxy or otherwise; provided, however, that the following shall not be considered a “Transfer”: (a) granting a revocable proxy to officers or Directors of the Corporation at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders or by written consent in lieu of a meeting; (b) pledging shares of Series B Common Stock by a Series B Stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as the Series B Stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares of Series B Common Stock or other similar action by the pledgee shall constitute a “Transfer”; (c) the fact that, as of the Effective Time or at any time after the Effective Time, the spouse of any Series B Stockholder possesses or obtains an interest in such holder’s shares of Series B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a “Transfer” of such shares of Series B Common Stock (and provided that any transfer of shares by any holder of shares of Series B Common Stock to such holder’s spouse, including a transfer in connection with a divorce proceeding, domestic relations order or similar legal requirement, shall constitute a “Transfer” of such shares of Series B Common Stock unless otherwise exempt from the definition of Transfer); (d) entering into a trading plan pursuant to Rule 10b5-1 under the Exchange Act with a broker or other nominee; provided, however, that a sale of such shares of Series B Common Stock pursuant to such plan shall constitute a “Transfer” at the time of such sale; (e) granting a proxy by a Series B Stockholder or a Series B Stockholder’s Permitted Transferees to a person designated by the Board to exercise Voting Control of shares of Series B Common Stock owned directly or indirectly, beneficially and of record, by such Series B Stockholder or such Series B Stockholder’s Permitted Transferees, or over which such Series B Stockholder has Voting Control pursuant to a proxy or voting agreements then in place, effective either (x) on the death of such Series B Stockholder or (y) during any Incapacity of such Series B Stockholder, including the exercise of such proxy by the person designated by the Board; (f) entering into a (I) support, voting, tender or similar agreement, or arrangement (with or without granting a proxy) or (II) a “rollover” or similar agreement or arrangement that, in each case, is approved by a majority of the Disinterested Directors then in office (or a committee of the Board comprised of Disinterested Directors) and is in connection with a Change of Control Transaction; provided, however, that such Change of Control Transaction was approved by a majority of the Disinterested Directors then in office (or a committee of the Board comprised of Disinterested Directors) or (g) any grant of a proxy to, or entering into a voting agreement or similar arrangement with, any other Founder or Affiliate of such Founder.
“Voting Control” with respect to a share of Series B Common Stock means the exclusive power (whether directly or indirectly) to vote or direct the voting of such share of Series B Common Stock by proxy, voting agreement, or otherwise; provided, however, that the following shall not be considered a loss or other diminishment of “Voting Control”: (a) granting a revocable proxy to officers or Directors of the Corporation at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders or by written consent in lieu of a meeting; (b) pledging shares of Series B Common Stock by a holder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as the holder continues to exercise voting control over such pledged shares; provided, however, that a foreclosure on such shares of Series B Common Stock or other similar action by the pledgee shall constitute a loss of “Voting Control”; (c) the fact that, as of the Effective Time or at any time after the Effective Time, the spouse of any holder possesses or obtains an interest in such holder’s shares of Series B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a loss of “Voting Control” of such shares of Series B Common Stock (and provided that any transfer of voting control over shares held by any holder of shares of Series B Common Stock to such holder’s spouse, including a transfer of voting control in connection with a divorce proceeding, domestic relations order or similar legal requirement, shall constitute a loss of “Voting Control” of such shares of Series B Common Stock unless otherwise provided herein); (d) entering into a trading plan pursuant to Rule 10b5-1 under the Exchange Act with a broker or other nominee; provided, however, that a sale of such shares of Series B Common Stock pursuant to such plan shall constitute a loss of “Voting Control” at the time of such sale; (e) granting a proxy by a Series B Stockholder or a Series B Stockholder’s Permitted Transferees to a person designated by the Board to exercise Voting Control of shares of Series B Common Stock owned directly or indirectly, beneficially and of record, by such Series B Stockholder or such Series B Stockholder’s Permitted Transferees, or over which such Series B Stockholder has Voting Control pursuant to a proxy or voting agreements then in place, effective either (I) on the death of such Series B Stockholder or (II) during any Incapacity of such Series B Stockholder, including the exercise of such proxy by the person designated by the Board; (f) entering into a (I) support, voting, tender or similar agreement, or arrangement (with or without granting a proxy) or (II) a “rollover” or similar agreement or arrangement that, in each case, is approved by a majority of the Disinterested Directors then in office (or a committee of the Board comprised of Disinterested Directors) and is in connection with a Change of Control Transaction; provided, however, that such Change of Control Transaction was approved by a majority of the Disinterested Directors then in office (or a committee of the Board comprised of Disinterested Directors); or (g) any grant of a proxy to, or entering into a voting agreement or similar arrangement with, any Founder or Affiliate of such Founder.
“Voting Threshold Date” means the first date on which the outstanding shares of Series B Common Stock represent less than a majority of the total voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors.
ARTICLE VI
A. STOCKHOLDER ACTION
1.   Action without Meeting.   Subject to the rights, if any, of the holders of shares of Preferred Stock, from and after the Voting Threshold Date, any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a consent of stockholders in lieu thereof. Subject to the rights of the holders of any shares of Preferred Stock, before the Voting Threshold Date, any action required or permitted to be taken by the stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote if: (x) the action is first recommended or approved by the Board and (y) a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of the Corporation’s stock entitled to vote thereon were present and voted.
2.   Special Meetings.   Except as otherwise required by statute and subject to the rights, if any, of the holders of shares of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation.
ARTICLE VII
A. DIRECTORS
1.   General.   The business and affairs of the Corporation shall be managed by or under the direction of the Board except as otherwise provided herein or required by law.
2.   Number of Directors; Term of Office.   Except as otherwise provided for or fixed pursuant to the provisions of Article IV (including any certificate of designation with respect to any series of Preferred Stock) and this Article VII relating to the rights of the holders of any series of Preferred Stock to elect additional Directors, the number of Directors of the Corporation (the “Directors”) shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board. The Directors, other than those who may be elected by the holders of any series of Preferred Stock, shall be classified, with respect to the term for which they severally hold office, into three classes. The term of office of the initial Class I Directors shall expire at the first regularly scheduled annual meeting of stockholders following the Effective Time. The term of office of the initial Class II Directors shall expire at the second annual meeting of stockholders following the Effective Time. The term of office of the initial Class III Directors shall expire at the third annual meeting of stockholders following the Effective Time. The Board is authorized to assign members of the Board already in office to such classes at the time the classification of the Board becomes effective. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death, disqualification or removal. No decrease in the number of Directors shall shorten the term of any incumbent Director. There shall be no cumulative voting in the election of Directors. Election of Directors need not be by written ballot unless the Bylaws of the Corporation so provide.
Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate of Incorporation, the holders of any one or more series of Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect additional Directors, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation including any certificate of designation applicable to such series of Preferred Stock. During any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, have the right to elect additional Directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of Directors of the Corporation shall automatically be increased by such specified number of Directors, and the holders of such Preferred Stock shall be entitled to elect the additional Directors so provided for or fixed pursuant to said provisions, and (ii) each such additional Director shall serve until such Director’s successor shall have been duly elected and qualified, or until such Director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, retirement, disqualification or removal. Notwithstanding any other provision of this Certificate of Incorporation, except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional Directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional Directors, shall forthwith terminate (in which case each such Director shall thereupon cease to be qualified as, and shall cease to be, a Director) and the total authorized number of Directors of the Corporation shall automatically be reduced accordingly.
3.   Vacancies and Newly Created Directorships.   Subject to the rights, if any, of the holders of any series of Preferred Stock to elect Directors and to fill vacancies in the Board relating thereto, any and all vacancies and newly created directorships in the Board, however occurring, including, without limitation, by reason of an increase in the size of the Board, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board, or by a sole remaining Director, and not by the stockholders. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, disqualification, death or removal. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect Directors, when the number of Directors is increased or decreased, the Board shall, subject to Article VII, Section 2 hereof, determine the class or classes to which the increased or decreased number of Directors shall be apportioned. In the event of a vacancy in the Board, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board until the vacancy is filled.
4.   Removal.   Subject to the rights, if any, of any series of Preferred Stock to elect Directors and to remove any Director whom the holders of any such series have the right to elect, any Director (including persons elected by Directors to fill vacancies on the Board) may be removed from office (i) only for cause and (ii) only by the affirmative vote of the holders of not less than 2/3 of the voting power of the outstanding shares of capital stock then entitled to vote at an election of Directors. At least 45 days prior to any annual or special meeting of stockholders at which it is proposed that any Director be removed from office, written notice of such proposed removal and the alleged grounds thereof shall be sent to the Director whose removal will be considered at the meeting.
ARTICLE VIII
A. LIMITATION OF LIABILITY
1.   Directors.   To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended from time to time, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a Director, except for liability (a) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the Director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
2.   Officers.   To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended from time to time, an Officer (as defined below) of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as an officer of the Corporation, except for liability (a) for any breach of the Officer’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the Officer derived an improper personal benefit, or (d) arising from any claim brought by or in the right of the Corporation. If the DGCL is amended after the effective date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of Officers, then the liability of an Officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this Article VIII, “Officer” shall mean an individual who has been duly appointed as an officer of the Corporation and who, at the time of an act or omission as to which liability is asserted, is deemed to have consented to service by the delivery of process to the registered agent of the Corporation as contemplated by 10 Del. C. § 3114(b).
3.   Amendment or Modification.   Any amendment, repeal or modification of this Article VIII or any amendment to the DGCL shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a Director or Officer, as applicable, at the time of such amendment, repeal or modification.

ARTICLE IX
A. AMENDMENT OF BYLAWS
1.   Amendment by Directors.   Except as otherwise provided by law, the Bylaws of the Corporation may be adopted, amended or repealed by the Board by the affirmative vote of a majority of the Directors then in office.
2.   Amendment by Stockholders.   Except as otherwise provided therein, the Bylaws of the Corporation may be amended or repealed by the stockholders by the affirmative vote of the holders of at least 2/3 of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board recommends that stockholders approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.
ARTICLE X
A. AMENDMENT OF CERTIFICATE OF INCORPORATION
The Corporation reserves the right to amend or repeal this Certificate of Incorporation in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation. For the avoidance of doubt, the provisions of Sections 242(d)(1) and (d)(2) of the DGCL shall apply to the Corporation.
[Signature Page Follows]

THIS CERTIFICATE OF INCORPORATION is executed this [•] day of [•], 202[•].
FACTORIAL HOLDINGS, INC.
By:

Name:
Title:

Annex J
BYLAWS
OF
FACTORIAL HOLDINGS, INC.
(the “Corporation”)
ARTICLE I
Stockholders
SECTION 1.   Annual Meeting.   The annual meeting of stockholders (any such meeting being referred to in these Bylaws as an “Annual Meeting”) shall be held at the hour, date and place within or without the United States that is fixed by or in the manner determined by the Board of Directors and stated in the notice of the meeting, which time, date and place may subsequently be changed at any time, before or after the notice for such meeting has been sent to the stockholders, by vote of the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office. If no Annual Meeting has been held for a period of thirteen (13) months after the Corporation’s last Annual Meeting, a special meeting in lieu thereof may be held, and such special meeting shall have, for the purposes of these Bylaws or otherwise, all the force and effect of an Annual Meeting. Any and all references hereafter in these Bylaws to an Annual Meeting or Annual Meetings also shall be deemed to refer to any special meeting(s) in lieu thereof.
SECTION 2.   Notice of Stockholder Business and Nominations.
(a)   Annual Meetings of Stockholders.
(1)   Nominations of persons for election to the Board of Directors of the Corporation (the “Board of Directors”) and the proposal of other business to be considered by the stockholders may be brought before an Annual Meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice of the Annual Meeting provided for in this Bylaw, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in this Bylaw as to such nomination or business. For the avoidance of doubt, the foregoing clause (ii) shall be the exclusive means for a stockholder to bring nominations or business properly before an Annual Meeting (other than matters properly brought under Rule 14a-8 (or any successor rule) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and such stockholder must comply with the notice and other procedures set forth in Article I, Sections 2(a)(2), (3) and (4) of this Bylaw to bring such nominations or business properly before an Annual Meeting. In addition to the other requirements set forth in this Bylaw, for any proposal of business to be considered at an Annual Meeting, it must be a proper subject for action by stockholders of the Corporation under Delaware law.
(2)   For nominations or other business to be properly brought before an Annual Meeting by a stockholder pursuant to clause (ii) of Article I, Section 2(a)(1) of this Bylaw, the stockholder must (i) have given Timely Notice (as defined below) thereof in writing to the Secretary of the Corporation, (ii) have provided any updates or supplements to such notice at the times and in the forms required by this Bylaw and (iii) together with the beneficial owner(s), if any, on whose behalf the nomination or business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by this Bylaw. To be timely, a stockholder’s written notice must be received by the Secretary at the principal executive offices of the Corporation not later than 5:00 p.m. Eastern time on the ninetieth (90th) day nor earlier than 5:00 p.m. Eastern Time on the one hundred twentieth (120th) day prior to the one-year anniversary of the preceding year’s Annual Meeting; provided, however, that in the event the Annual Meeting is first convened more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no Annual Meeting was held in the preceding year, notice by the stockholder to be timely must be received by the Secretary of the Corporation not later than 5:00 p.m. Eastern time on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”). Such stockholder’s Timely Notice shall set forth or include:
(A)   as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class and number of shares of capital stock of the Corporation that are held of record or are beneficially owned by the nominee or its Affiliates or Associates (each as defined below) and any Synthetic Equity Interest (as defined below) held or beneficially owned by the nominee or its Affiliates or Associates, (iv) a description of all agreements, arrangements or understandings between or among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder or concerning the nominee’s potential service on the Board of Directors, (v) a questionnaire with respect to the background and qualifications of the nominee completed by the nominee in the form provided by the Corporation (which questionnaire shall be provided by the Secretary upon written request of any stockholder of record identified by name within five (5) business days of such written request), (vi) a representation and agreement in the form provided by the Corporation (which form shall be provided by the Secretary upon written request of any stockholder of record identified by name within five (5) business days of such written request) that: (a) such proposed nominee is not and will not become party to any agreement, arrangement or understanding with any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation in the questionnaire described in clause (v) herein; (b) such proposed nominee is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation in the questionnaire described in clause (v) herein; (c) such proposed nominee would, if elected as a director, comply with all applicable rules and regulations of the exchanges upon which shares of the Corporation’s capital stock trade, each of the Corporation’s corporate governance, ethics, conflict of interest, confidentiality, stock ownership and trading policies and guidelines applicable generally to the Corporation’s directors and, if elected as a director of the Corporation, such person currently would be in compliance with any such policies and guidelines that have been publicly disclosed; (d) such proposed nominee intends to serve as a director for the full term for which he or she is to stand for election; and (e) such proposed nominee will promptly provide to the Corporation such other information as it may reasonably request to determine the eligibility of such proposed nominee to serve on any committee or sub-committee of the Board of Directors under any applicable stock exchange listing requirements or applicable law, or that the Board of Directors reasonably determines could be material to a reasonable stockholder’s understanding of the background, qualifications, experience, independence, or lack thereof, of such proposed nominee; and (vii) any other information relating to such proposed nominee that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including, without limitation, such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(B)   as to any other business that the stockholder proposes to bring before the meeting: a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text, if any, of any resolutions or Bylaw amendment proposed for adoption, and any material interest in such business of each Proposing Person (as defined below);
(C)   (i) the name and address of the stockholder giving the notice, as they appear on the Corporation’s books, and the names and addresses of the other Proposing Persons (if any) and (ii) as to each Proposing Person, the following information: (a) the class or series and number of all shares of capital stock of the Corporation that are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its Affiliates or Associates, including any shares of any class or series of capital stock of the Corporation as to which such Proposing Person or any of its Affiliates or Associates has a right to acquire beneficial ownership at any time in the future (whether or not such right is exercisable immediately or only after the passage of time or upon the satisfaction of any conditions or both) pursuant to any agreement, arrangement or understanding (whether or not in writing), (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its Affiliates or Associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including, without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (1) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person or any of its Affiliates or Associates and (2) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person or any of its Affiliates or Associates has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation, (d) any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such Proposing Person or any of its Affiliates or Associates that are separated or separable from the underlying shares of the Corporation, (e) if such Proposing Person is not a natural person, the identity of the natural person or persons responsible for making voting and investment decisions (including director nominations and any other business that the stockholder proposes to bring before a meeting) on behalf of the Proposing Person (irrespective of whether such person or persons have “beneficial ownership” for purposes of Rule 13d-3 of the Exchange Act of any securities owned of record or beneficially by the Proposing Person) (such person or persons, the “Responsible Person”), (f) any pending or threatened litigation in which such Proposing Person or any of its Affiliates or Associates or any Responsible Person is a party involving the Corporation or any of its officers or directors, or any Affiliate of the Corporation, and (g) any other information relating to such Proposing Person or any of its Affiliates or Associates that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (a) through (g) are referred to, collectively, as “Material Ownership Interests”); provided, however, that the Material Ownership Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder of record directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner;
(D)   (i) a description of all agreements, arrangements or understandings to which any Proposing Person or any of its Affiliates or Associates is a party (whether the counterparty or counterparties are a Proposing Person or any Affiliate or Associate thereof, on the one hand, or one or more other third parties, on the other hand, (including any proposed nominee(s)) (a) pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders or (b) entered into for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Corporation (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding) and (ii) identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to be providing financial support or meaningful assistance in furtherance of the nomination(s) or other business proposed to be brought before the meeting of stockholders and, to the extent known, the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s); and
(E)   a statement (i) that the stockholder is a holder of record of capital stock of the Corporation entitled to vote at such meeting, a representation that such stockholder intends to appear in person or by proxy at the meeting to propose such business or nominees and an acknowledgement that, if such stockholder (or a qualified representative of such stockholder) does not appear to present such business or proposed nominees, as applicable, at such meeting, the Corporation need not present such business or proposed nominees for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation, (ii) whether or not the stockholder giving the notice and/or the other Proposing Person(s), if any, (a) will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to approve the proposal or, in the case of a nomination or nominations, at least 67 percent of the voting power of all of the shares of capital stock of the Corporation entitled to vote on the election of directors or (b) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination, as applicable, (iii) providing a representation as to whether or not such Proposing Person intends to solicit proxies in support of director nominees other than the Corporation’s director nominees in accordance with Rule 14a-19 promulgated under the Exchange Act and (iv) that the stockholder will provide any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (such statement, the “Solicitation Statement”).
For purposes of this Article I, the term “Proposing Person” shall mean the following persons: (i) the stockholder of record providing the notice of nominations or business proposed to be brought before a stockholders’ meeting and (ii) the beneficial owner(s), if different, on whose behalf the nominations or business proposed to be brought before a stockholders’ meeting is made. For purposes of this Section 2, each of the terms “Affiliates” and “Associates” shall have the meaning attributed to such term in Rule 12b-2 under the Exchange Act. For purposes of this Section 2, the term “Synthetic Equity Interest” shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” or securities lending agreement or arrangement, the purpose or effect of which is to, directly or indirectly: (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of the Corporation, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit, or share in any profit, or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of the Corporation, (b) mitigate loss to, reduce the economic risk of, or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of capital stock of the Corporation, or (c) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of capital stock of the Corporation.
(3)   A stockholder providing Timely Notice of nominations or business proposed to be brought before an Annual Meeting shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice pursuant to this Bylaw shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such Annual Meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than 5:00 p.m. Eastern time on the fifth (5th) business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than 5:00 p.m. Eastern time on the eighth (8th) business day prior to the date of the Annual Meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting). For the avoidance of doubt, the obligation to update as set forth in this Section 2(a)(3) shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder, or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or nomination or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before a meeting of the stockholders. Notwithstanding the foregoing, if a Proposing Person no longer plans to solicit proxies in accordance with its representation pursuant to Article I, Section 2(a)(2)(E), such Proposing Person shall inform the Corporation of this change by delivering a written notice to the Secretary at the principal executive offices of the Corporation no later than two (2) business days after making the determination not to proceed with a solicitation of proxies. A Proposing Person shall also update its notice so that the information required by Article I, Section 2(a)(2)(C) is current through the date of the meeting or any adjournment, postponement or rescheduling thereof, and such update shall be delivered in writing to the secretary at the principal executive offices of the Corporation no later than two (2) business days after the occurrence of any material change to the information previously disclosed pursuant to Article I, Section 2(a)(2)(C).
(4)   Notwithstanding anything in the second sentence of Article I, Section 2(a)(2) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least ten (10) days before the last day a stockholder may deliver a notice of nomination in accordance with the second sentence of Article I, Section 2(a)(2), a stockholder’s notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary of the Corporation not later than 5:00 p.m. Eastern time on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.
(b)   General.
(1)   Only such persons who are nominated in accordance with the provisions of this Bylaw shall be eligible for election and to serve as directors, and only such business shall be conducted at an Annual Meeting as shall have been brought before the meeting in accordance with the provisions of this Bylaw or in accordance with Rule 14a-8 under the Exchange Act. The Board of Directors or a designated committee thereof shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the provisions of this Bylaw. If neither the Board of Directors nor such designated committee makes a determination as to whether any stockholder proposal or nomination was made in accordance with the provisions of this Bylaw, the chair of the meeting (as defined in Section 9 of this Article I) shall have the power and duty to determine whether the stockholder proposal or nomination was made in accordance with the provisions of this Bylaw. If the Board of Directors or a designated committee thereof or the chair of the meeting, as applicable, determines that any stockholder proposal or nomination was not made in accordance with the provisions of this Bylaw, such proposal or nomination shall be disregarded and shall not be presented for action at the Annual Meeting.
(2)   Except as otherwise required by law, nothing in this Article I, Section 2 shall obligate the Corporation or the Board of Directors to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board of Directors information with respect to any nominee for director or any other matter of business submitted by a stockholder.

(3)   Notwithstanding the foregoing provisions of this Article I, Section 2, if the nominating or proposing stockholder (or a qualified representative of the stockholder) does not appear at the Annual Meeting to present a nomination or any business, such nomination or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Article I, Section 2, to be considered a qualified representative of the proposing stockholder, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders, and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, to the chair of the meeting at the meeting of stockholders.
(4)   For purposes of this Bylaw, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission (“SEC”) pursuant to Section 13, 14 or 15(d) of the Exchange Act.
(5)   Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder, including, but not limited to, Rule 14a-19 of the Exchange Act, with respect to the matters set forth in this Bylaw. If a stockholder fails to comply with any applicable requirements of the Exchange Act, including, but not limited to, Rule 14a-19 promulgated thereunder, such stockholder’s proposed nomination or proposed business shall be deemed to have not been made in compliance with this Bylaw and shall be disregarded.
(6)   Further notwithstanding the foregoing provisions of this Bylaw, unless otherwise required by law, (i) no Proposing Person shall solicit proxies in support of director nominees other than the Corporation’s nominees unless such Proposing Person has complied with Rule 14a-19 promulgated under the Exchange Act in connection with the solicitation of such proxies, including the provision to the Corporation of notices required thereunder with timely notice and (ii) if any Proposing Person (A) provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, (B) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) promulgated under the Exchange Act, including the provision to the Corporation of notices required thereunder with timely notice and (C) no other Proposing Person has provided notice pursuant to, and in compliance with, Rule 14a-19 under the Exchange Act that it intends to solicit proxies in support of the election of such proposed nominee in accordance with Rule 14a-19(b) under the Exchange Act, then such proposed nominee shall be disqualified from nomination, the Corporation shall disregard the nomination of such proposed nominee and no vote on the election of such proposed nominee shall occur. Upon request by the Corporation, if any Proposing Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such Proposing Person shall deliver to the Corporation, no later than five (5) business days prior to the applicable meeting date, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.
(7)   The number of nominees a stockholder may nominate for election at the Annual Meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the Annual Meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such Annual Meeting. A stockholder may not designate any substitute nominees unless the stockholder provides timely notice of such substitute nominee(s) in accordance with these Bylaws (and such notice contains all of the information, representations, questionnaires and certifications with respect to such substitute nominee(s) that are required by the Bylaws with respect to nominees for director).
SECTION 3.   Special Meetings.   Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by or at the direction of the Board of Directors. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation. Nominations of persons for election to the Board of Directors and stockholder proposals of other business shall not be brought before a special meeting of stockholders to be considered by the stockholders unless such special meeting is held in lieu of an annual meeting of stockholders in accordance with Article I, Section 1 of these Bylaws, in which case such special meeting in lieu thereof shall be deemed an Annual Meeting for purposes of these Bylaws and the provisions of Article I, Section 2 of these Bylaws shall govern such special meeting.
SECTION 4.   Notice of Meetings; Adjournments.
(a)   A notice of each Annual Meeting stating the hour, date and place, if any, of such Annual Meeting, the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given not less than ten (10) days nor more than sixty (60) days before the Annual Meeting, to each stockholder entitled to vote thereat by delivering such notice to such stockholder or by mailing it, postage prepaid, addressed to such stockholder at the address of such stockholder as it appears on the Corporation’s stock transfer books. Without limiting the manner by which notice may otherwise be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.
(b)   Notice of all special meetings of stockholders shall be given in the same manner as provided for Annual Meetings, except that the notice of all special meetings shall also state the purpose or purposes for which the meeting has been called.
(c)   Notice of an Annual Meeting or special meeting of stockholders need not be given to a stockholder if a waiver of notice is executed, or waiver of notice by electronic transmission is provided, before or after such meeting by such stockholder or if such stockholder attends such meeting, unless such attendance is for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.
(d)   The Board of Directors may postpone and reschedule or cancel any previously scheduled Annual Meeting or special meeting of stockholders and any record date with respect thereto, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 2 of this Article I or otherwise. In no event shall the public announcement of an adjournment, postponement or rescheduling of any previously scheduled meeting of stockholders commence a new time period for the giving of a stockholder’s notice under this Article I.
(e)   When any meeting is convened, the chair of the meeting or the stockholders present or represented by proxy at such meeting may adjourn the meeting from time to time for any reason, regardless of whether a quorum is present, to reconvene at any other time and at any place at which a meeting of stockholders may be held under these Bylaws. When any Annual Meeting or special meeting of stockholders is adjourned to another hour, date or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), notice need not be given of the adjourned meeting if the time, place, if any, thereof and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting given in accordance with this Section 4; provided, however, that if the adjournment is for more than thirty (30) days from the meeting date, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote thereat and each stockholder who, by law or under the Certificate of Incorporation of the Corporation (as the same may hereafter be amended and/or restated, the “Certificate”) or these Bylaws, is entitled to such notice.

SECTION 5.   Quorum.   Except as otherwise provided by law, the certificate of incorporation or these Bylaws, at each meeting of stockholders, the presence in person or by remote communication, if applicable, or represented by proxy, of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. If less than a quorum is present at a meeting, the chair of the meeting or the holders of voting stock, by the affirmative vote of a majority of the voting power present in person or by proxy and entitled to vote thereon, may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as otherwise provided in Section 4 of this Article I. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.
SECTION 6.   Voting and Proxies.
(a)   The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Article IV, Section 4 of these Bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the stock ledger of the Corporation as of the record date, unless otherwise provided by law or by the Certificate. Stockholders may vote either (i) in person, (ii) by written proxy or (iii) by a transmission permitted by Section 212(c) of the DGCL. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission permitted by Section 212(c) of the DGCL may be substituted for or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. Proxies shall be filed in accordance with the procedures established for the meeting of stockholders. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by or on behalf of any one of them unless at or prior to the exercise of the proxy the Corporation receives a specific written notice to the contrary from any one of them. In the event the Corporation receives proxies for disqualified or withdrawn nominees for the Board of Directors, such votes for such disqualified or withdrawn nominees in the proxies will be treated as abstentions.
(b)   Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Directors.
SECTION 7.   Action at Meeting.   When a quorum is present at any meeting of stockholders, any matter before any such meeting (other than an election of a director or directors) shall be decided by a majority of the votes properly cast for and against such matter, except where a larger vote is required by law, by the Certificate or by these Bylaws. Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.
SECTION 8.   Stockholder Lists.   The Corporation shall prepare, no later than the tenth (10th) day before each Annual Meeting or special meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder; provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten (10) days ending on the day before the meeting date in the manner provided by law.
SECTION 9.   Conduct of Meeting.   The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with rules, regulations and procedures adopted by the Board of Directors, the chair of the meeting shall have the right to prescribe such rules, regulations and procedures and to do all such acts, as, in the judgment of such chair, are necessary, appropriate or convenient for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or the chair of the meeting, may include, without limitation, the following: (a) the establishment of an agenda for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present at the meeting; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies, or such other persons as the chair of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; (e) the determination of the circumstances in which any person may make a statement or ask questions and limitations on the time allotted to questions or comments; (f) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (g) the exclusion or removal of any stockholders or any other individual who refuses to comply with meeting rules, regulations, or procedures; (h) restrictions on the use of audio and video recording devices, cell phones and other electronic devices; (i) rules, regulations and procedures for compliance with any federal, state or local laws or regulations (including those concerning safety, health or security); (j) procedures (if any) requiring attendees to provide the Corporation advance notice of their intent to attend the meeting; and (k) rules, regulations or procedures regarding the participation by means of remote communication of stockholders and proxy holders not physically present at a meeting, whether such meeting is to be held at a designated place or solely by means of remote communication. The chair of the meeting shall be: (i) such person as the Board of Directors shall have designated to preside over all meetings of the stockholders; (ii) if the Board of Directors has not so designated such a chair of the meeting or if the chair of the meeting is unable to so preside or is absent, then the Chairperson of the Board, if one is elected; (iii) if the Board of Directors has not so designated a chair of the meeting and there is no Chairperson of the Board, or if the chair of the meeting or the Chairperson of the Board is unable to so preside or is absent, then the Chief Executive Officer, if one is elected; or (iv) in the absence or inability to serve of any of the aforementioned persons, the President of the Corporation. Unless and to the extent determined by the Board of Directors or the chair of the meeting, the chair of the meeting shall not be obligated to adopt or follow any technical, formal or parliamentary rules or principles of procedure. In the absence of the Secretary of the Corporation, the secretary of the meeting shall be such person as the chair of the meeting appoints.
SECTION 10.   Inspectors of Elections.   The Corporation shall, in advance of any meeting of stockholders, appoint one or three inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chair of the meeting shall appoint one or more inspectors to act at the meeting. Any inspector may, but need not, be an officer, employee or agent of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall perform such duties as are required by the DGCL, including the counting of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. The chair of the meeting may review all determinations made by the inspectors, and in so doing the chair of the meeting shall be entitled to exercise his or her sole judgment and discretion and he or she shall not be bound by any determinations made by the inspectors. All determinations by the inspectors and, if applicable, the chair of the meeting, shall be subject to further review by any court of competent jurisdiction.
ARTICLE II
Directors
SECTION 1.   Powers.   The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as otherwise provided by the Certificate or required by law.
SECTION 2.   Number and Terms.   The number of directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors, provided the Board of Directors shall consist of at least one (1) member. The directors shall hold office in the manner provided in the Certificate.
SECTION 3.   Qualification.   No director need be a stockholder of the Corporation.
SECTION 4.   Vacancies.   Vacancies in the Board of Directors shall be filled in the manner provided in the Certificate.

SECTION 5.   Removal.   Directors may be removed from office only in the manner provided in the Certificate or by applicable law.
SECTION 6.   Resignation.   A director may resign at any time by electronic transmission or by giving written notice to the Chairperson of the Board, if one is elected, the President or the Secretary. A resignation shall be effective upon receipt, unless the resignation otherwise provides.
SECTION 7.   Regular Meetings.   Regular meetings of the Board of Directors may be held at such hour, date and place (if any) as the Board of Directors may from time to time determine and publicize by means of reasonable notice given to any director who is not present when such determination is made.
SECTION 8.   Special Meetings.   Special meetings of the Board of Directors may be called, orally or in writing, by or at the request of a majority of the directors, the Chairperson of the Board, if one is elected, or the President. The person calling any such special meeting of the Board of Directors may fix the hour, date and place (if any) thereof. Notice thereof shall be given to each director as provided in Section 9 of this Article II.
SECTION 9.   Notice of Meetings.   Notice of the hour, date and place (if any) of all special meetings of the Board of Directors shall be given to each director by the Secretary or an Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the Chairperson of the Board, if one is elected, the President or such other officer designated by the Chairperson of the Board, if one is elected, or any one of the directors calling the meeting. Notice of any special meeting of the Board of Directors shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communication, sent to his or her business or home address, at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to his or her business or home address, at least forty-eight (48) hours in advance of the meeting provided, however, that if the person or persons calling the meeting determine that it is otherwise necessary or advisable to hold the meeting sooner, then such person or persons may prescribe a shorter time period for notice to be given personally or by telephone, facsimile, electronic mail or other similar means of communication. Such notice shall be deemed to be delivered when hand-delivered to such address; read to such director by telephone; deposited in the mail so addressed, with postage thereon prepaid, if mailed; or dispatched or transmitted if sent by facsimile transmission or by electronic mail or other form of electronic communication. A written waiver of notice signed or electronically transmitted before or after a meeting by a director and filed with the records of the meeting shall be deemed to be equivalent to notice of the meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because such meeting is not lawfully called or convened. Except as otherwise required by law, by the Certificate or by these Bylaws, neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.
SECTION 10.   Quorum.   At any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business, but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. Any business that might have been transacted at the meeting as originally noticed may be transacted at such adjourned meeting at which a quorum is present. For purposes of this Article II, the total number of directors includes any unfilled vacancies on the Board of Directors.
SECTION 11.   Action at Meeting.   At any meeting of the Board of Directors at which a quorum is present, the affirmative vote of a majority of the directors present shall constitute action by the Board of Directors, unless otherwise required by law, by the Certificate or by these Bylaws.
SECTION 12.   Action by Consent.   Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing or by electronic transmission. After such action is taken, the writing or writings or electronic transmission or transmissions shall be filed with the records of the meetings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent shall be treated as a resolution of the Board of Directors for all purposes.

SECTION 13.   Manner of Participation.   Directors may participate in meetings of the Board of Directors by means of video conference, conference telephone or other communications equipment by means of which all directors participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for purposes of these Bylaws.
SECTION 14.   Presiding Director.   The Board of Directors shall designate a representative to preside over all meetings of the Board of Directors, provided that if the Board of Directors does not so designate such a presiding director or such designated presiding director is unable to so preside or is absent, then the Chairperson of the Board, if one is elected, shall preside over all meetings of the Board of Directors. If both the designated presiding director, if one is so designated, and the Chairperson of the Board, if one is elected, are unable to preside or are absent, the Board of Directors shall designate an alternate representative to preside over a meeting of the Board of Directors.
SECTION 15.   Committees.   The Board of Directors may designate one or more committees, including, without limitation, a Compensation Committee, a Nominating & Corporate Governance Committee and an Audit Committee, and may delegate thereto some or all of its powers to such committee(s) except those which by law, by the Certificate or by these Bylaws may not be delegated. Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the Board of Directors or in such rules, its business shall be conducted so far as possible in the same manner as is provided by these Bylaws for the Board of Directors. All members of such committees shall hold such offices at the pleasure of the Board of Directors. The Board of Directors may abolish any such committee at any time. Any committee to which the Board of Directors delegates any of its powers or duties shall keep records of its meetings.
SECTION 16.   Compensation of Directors.   Directors shall receive such compensation for their services as shall be determined by the Board of Directors, or a designated committee thereof, provided that directors who are serving the Corporation as employees shall not receive any salary or other compensation for their services as directors of the Corporation.
SECTION 17.   Emergency Bylaws.   In the event of any emergency, disaster, catastrophe or other similar emergency condition of a type described in Section 110(a) of the DGCL (an “Emergency”), notwithstanding any different or conflicting provisions in the DGCL, the Certificate or these Bylaws, during such Emergency:
(a)   A meeting of the Board of Directors or a committee thereof may be called by any director, the Chairperson of the Board, the Chief Executive Officer, the President or the Secretary by such means as, in the judgment of the person calling the meeting, may be feasible at the time, and notice of any such meeting of the Board of Directors or any committee may be given, in the judgment of the person calling the meeting, only to such directors as it may be feasible to reach at the time and by such means as may be feasible at the time. Such notice shall be given at such time in advance of the meeting as, in the judgment of the person calling the meeting, circumstances permit.
(b)   The director or directors in attendance at a meeting called in accordance with Section 17(a) of this Article II shall constitute a quorum.
(c)   No officer, director or employee acting in accordance with this Section 17 shall be liable except for willful misconduct. No amendment, repeal or change to this Section 17 shall modify the prior sentence with regard to actions taken prior to the time of such amendment, repeal or change.
SECTION 18.   Observers.   The Corporation may agree to appoint one or more observers to the Board of Directors (each, an “Observer”). The terms of appointment of any Observer shall be at the discretion of the Board of Directors including with respect to entitlement, scope, and timing of communications, participation, and attendance. In no case shall an Observer be entitled to vote at any meeting of the Board of Directors.

ARTICLE III
Officers
SECTION 1.   Enumeration.   The officers of the Corporation shall consist of a President, a Treasurer, a Secretary and such other officers, including, without limitation, a Chairperson of the Board, a Chief Executive Officer and one or more Vice Presidents (including Executive Vice Presidents or Senior Vice Presidents), Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board of Directors may determine. Any number of offices may be held by the same person. The salaries and other compensation of the officers of the Corporation will be fixed by or in the manner designated by the Board of Directors or a committee thereof to which the Board of Directors has delegated such responsibility.
SECTION 2.   Election.   The Board of Directors shall elect the President, the Treasurer and the Secretary. Other officers may be elected by the Board of Directors or by such officers delegated such authority by the Board of Directors.
SECTION 3.   Qualification.   No officer need be a stockholder or a director.
SECTION 4.   Tenure.   Except as otherwise provided by the Certificate or by these Bylaws, each of the officers of the Corporation shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.
SECTION 5.   Resignation and Removal.   Any officer may resign by delivering his or her written or electronically transmitted resignation to the Corporation addressed to the President or the Secretary, and such resignation shall be effective upon receipt, unless the resignation otherwise provides. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party. Except as otherwise provided by law or by resolution of the Board of Directors, the Board of Directors may remove any officer. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following his or her resignation or removal, or any right to damages on account of such removal, whether his or her compensation be by the month or by the year or otherwise, unless such compensation is expressly provided in a duly authorized written agreement with the Corporation.
SECTION 6.   Absence or Disability.   In the event of the absence or disability of any officer, the Board of Directors may designate another officer to act temporarily in place of such absent or disabled officer.
SECTION 7.   Vacancies.   Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.
SECTION 8.   President.   The President shall, subject to the direction of the Board of Directors, have such powers and shall perform such duties as the Board of Directors may from time to time designate.
SECTION 9.   Chairperson of the Board.   The Chairperson of the Board, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.
SECTION 10.   Chief Executive Officer.   The Chief Executive Officer, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.
SECTION 11.   Vice Presidents and Assistant Vice Presidents.   Any Vice President (including any Executive Vice President or Senior Vice President) and any Assistant Vice President shall have such powers and shall perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.
SECTION 12.   Treasurer and Assistant Treasurers.   The Treasurer shall, subject to the direction of the Board of Directors and except as the Board of Directors or the Chief Executive Officer may otherwise provide, have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities and valuable documents of the Corporation. He or she shall have such other duties and powers as may be designated from time to time by the

Board of Directors or the Chief Executive Officer. Any Assistant Treasurer shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.
SECTION 13.   Secretary and Assistant Secretaries.   The Secretary shall record all the proceedings of the meetings of the stockholders and the Board of Directors (including committees of the Board of Directors) in books kept for that purpose. In his or her absence from any such meeting, a temporary secretary chosen at the meeting shall record the proceedings thereof. The Secretary shall have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation). The Secretary shall have custody of the seal of the Corporation, and the Secretary or an Assistant Secretary shall have authority to affix it to any instrument requiring it, and, when so affixed, the seal may be attested by his or her signature or that of an Assistant Secretary. The Secretary shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. In the absence of the Secretary, any Assistant Secretary may perform his or her duties and responsibilities. Any Assistant Secretary shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.
SECTION 14.   Other Powers and Duties.   Subject to these Bylaws and to such limitations as the Board of Directors may from time to time prescribe, the officers of the Corporation shall each have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as from time to time may be conferred by the Board of Directors or the Chief Executive Officer.
SECTION 15.   Representation of Shares of Other Corporations.   The Chairperson of the Board, the President, any Vice President, the Treasurer, the Secretary or Assistant Secretary of this Corporation, or any other person authorized by the Board of Directors or the President or a Vice President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all securities of any other entity or entities standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.
SECTION 16.   Bonded Officers.   The Board of Directors may require any officer to give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors upon such terms and conditions as the Board of Directors may specify, including, without limitation, a bond for the faithful performance of his or her duties and for the restoration to the Corporation of all property in his or her possession or under his or her control belonging to the Corporation.
ARTICLE IV
Capital Stock
SECTION 1.   Certificates of Stock.   Each stockholder shall be entitled to a certificate of the capital stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors. Such certificate shall be signed by any two authorized officers of the Corporation. The Corporation seal and the signatures by the Corporation’s officers, the transfer agent or the registrar may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the time of its issue. Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law. Notwithstanding anything to the contrary provided in these Bylaws, the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares (except that the foregoing shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation), and by the approval and adoption of these Bylaws, the Board of Directors has determined that all classes or series of the Corporation’s stock may be uncertificated, whether upon original issuance, re-issuance or subsequent transfer.
SECTION 2.   Transfers.   Subject to any restrictions on transfer and unless otherwise provided by the Board of Directors, shares of stock that are represented by a certificate may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require. Shares of stock that are not represented by a certificate may be transferred on the books of the Corporation by submitting to the Corporation or its transfer agent such evidence of transfer and following such other procedures as the Corporation or its transfer agent may require.
SECTION 3.   Stock Transfer Agreements.   The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.
SECTION 4.   Record Holders.   Except as may otherwise be required by law, by the Certificate or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.
SECTION 5.   Record Date.   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (a) in the case of determination of stockholders entitled to vote at any meeting of stockholders, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting and (b) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at 5:00 p.m. Eastern time on the day next preceding the day on which notice is given, or, if notice is waived, at 5:00 p.m. Eastern time on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders for any other purpose shall be 5:00 p.m. Eastern time on the day on which the Board of Directors adopts the resolution relating thereto.
SECTION 6.   Replacement of Certificates.   In case of the alleged loss, destruction or mutilation of a certificate of stock of the Corporation, a duplicate certificate may be issued in place thereof, upon such terms as the Board of Directors may prescribe.
SECTION 7.   Lock-Up.
(a)   Subject to Section 7(b) of this Article IV, the holders (the “Lock-up Holders”) of common stock of the Corporation, par value of $0.00001 per share (“Common Stock”), including (1) the shares of Common Stock designated as Series A Common Stock (“Series A Common Stock”) and Series B Common Stock, issued (i) as consideration pursuant to the merger of Factorial Inc., a Delaware corporation (“Factorial”), with and into Fenway MS, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Corporation (“Merger Sub”) (the “Factorial Transaction”), pursuant to that certain Business Combination Agreement, dated as of [•], 2025 (the “Business Combination Agreement”), by and among Factorial, the Corporation, and Merger Sub, or (ii) upon the settlement or exercise of warrants, stock options, restricted stock units or other equity awards assumed, continued or substituted by the Corporation pursuant to the Business Combination Agreement (such awards, the “Equity Awards” and such shares, the “Factorial Equity Award Shares”) and (2) the Sponsor Shares, shall not, without the prior written consent of the Board of Directors, Transfer any Lock-up Shares until the end of the Lock-up Period (the “Lock-up”).
(b)   The restrictions set forth in Section 7(a) of this Article IV shall not apply to:
(1)   a Transfer to the Corporation’s officers or directors, any affiliate or family members of the Corporation’s officers or directors, any members or partners of such Lock-up Holder or their affiliates, any affiliates of such Lock-up Holder, or any employees of such affiliates;

(2)   in the case of an individual, a Transfer by gift to a member of the individual’s immediate family (as defined below), or to a trust, the beneficiary of which is the individual or a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization;
(3)   in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;
(4)   in the case of an individual, Transfers by operation of law or pursuant to a qualified domestic relations order;
(5)   in the case of an individual, Transfers to a partnership, limited liability company or other entity of which the undersigned and/or the immediate family (as defined below) of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;
(6)   in the case of an entity, Transfers to any direct or indirect partners, members or equity holders of such entity, or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates;
(7)   in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;
(8)   in the case of an entity, Transfers by virtue of the laws of the entity’s jurisdiction of formation or incorporation or the entity’s organizational documents upon dissolution of the entity;
(9)   Transfers to any other Lock-up Holders, any affiliates of such other Lock-up Holders or their Permitted Transferees or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates;
(10)   the exercise of Equity Awards, stock options or warrants to purchase shares of Common Stock or the vesting of stock awards of Common Stock (including Factorial Equity Award Shares) and any related transfer of shares to the Corporation in connection therewith (1) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (2) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares, it being understood that all shares received upon such exercise, vesting or transfer will remain subject to the restrictions set forth in Section 7(a) of this Article IV during the Lock-Up Period;
(11)   Transfers to the Corporation pursuant to any contractual arrangement in effect at the Closing (as such term is defined in the Business Combination Agreement) that provides for the repurchase by the Corporation or forfeiture of Equity Awards, Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock in connection with the termination of such Lock-up Holder’s service to the Corporation;
(12)   the entry, by the Lock-up Holder, at any time after the Closing (as such term is defined in the Business Combination Agreement), of any trading plan providing for the sale of shares held by the Lock-up Holder, which trading plan meets the requirements of Rule 10b5-l(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any shares during the Lock-Up Period; and
(13)   Transfers in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board of Directors or a duly authorized committee thereof or other similar transaction which results in all of the Corporation’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Closing Date (as such term is defined in the Business Combination Agreement).
provided, however, that in any such case, it shall be a condition to such Transfer that each Permitted Transferee execute and deliver to the Corporation an agreement in form and substance satisfactory to the Corporation stating that such Transferee will not engage in any activities restricted under this Section 7 (as if such transferee had been an original Lock-up Holder hereto).
For purposes of this Section 7(b) of Article IV, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the undersigned, and lineal descendant (including by adoption) of the undersigned or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”).
For the avoidance of doubt, each Lock-up Holder shall retain all of its rights as a stockholder of the Corporation with respect to the Lock-up Shares during the Lock-Up Period, including the right to vote any Lock-up Shares that are entitled to vote.
In furtherance of the foregoing, the Corporation, and any duly appointed transfer agent for the registration or transfer of the securities described therein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this restriction, and such purported Transfer shall be null and void ab initio. In addition, during the Lock-Up Period, each certificate or book-entry position evidencing the Lock-Up Shares shall be marked with a legend in substantially the following form, in addition to any other applicable legends:
“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN THE ISSUER’S BYLAWS. A COPY OF SUCH BYLAWS WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”
(c)   Notwithstanding the other provisions set forth in this Section 7 of this Article IV, the Board of Directors may, in its sole discretion, determine to waive, amend, or repeal the Lock-up obligation set forth herein.
(d)   For purposes of this Section 7 of this Article IV:
(1)   the term “First Trading Price Condition” means that the VWAP of the Series A Common Stock for the period of 20 Trading Days ending on the Trading Day immediately prior to the date of determination equals or exceeds $12.00;
(2)   the term “Lock-up Period” means the period beginning on the Closing Date (as such term is defined in the Business Combination Agreement) and ending (i) with respect to 25% of the Lock-Up Shares (the “Six-Month Lock-Up Shares”), on the date one hundred and eighty (180) days after the Closing Date (as such term is defined in the Business Combination Agreement) (the “Six-Month Lock-Up Date”), (ii) with respect to 25% of the Lock-Up Shares (the “Nine-Month Lock-Up Shares”), on the date two hundred and seventy (270) days after the Closing Date (the “Nine-Month Lock-Up Date”) and (iii) with respect to 50% of the Lock-Up Shares (the “One Year Lock-Up Shares”), on the first anniversary of the Closing Date (the “One Year Lock-Up Date” and each of the Six-Month Lock-Up Date, the Nine-Month Lock-Up Date and the One Year Lock-Up Date, a “Lock-Up Termination Date”)); provided, however, that, on the date on which any Trading Price Condition is satisfied (an “Early Release Date”), the Lock-Up Period shall terminate with respect to one-third (1/3) of the Lock-Up Shares (“Early Release Lock-Up Shares”), with such Early Release Lock-Up Shares allocated first among the Lock-Up Shares with the earliest Lock-Up Termination Date that has not yet occurred and successively to each remaining tranche of Lock-Up Shares in chronological order. For example, if the First Trading Price Condition is satisfied prior to the Six-Month Lock-Up Date, then, on the related Early Release Date, the Lock-Up Period shall terminate with respect to all of the Six-Month Lock-Up Shares (1/4 of the aggregate Lock-Up Shares) and shall terminate with respect to one-third (1/3) of the Nine-Month Lock-Up Shares (1/12 of the aggregate Lock-Up Shares), but, if the First Trading Price Condition is satisfied after the Six-Month Lock-Up Date and prior to the Nine-Month Lock-Up Date, then, on the related Early Release Date, the Lock-Up Period shall terminate with respect to all of the Nine-Month Lock-Up Shares and shall terminate with respect to one-sixth (1/6) of the One Year Lock-Up Shares;

(3)   the term “Lock-up Shares” means the shares of Common Stock issued as consideration in the Factorial Transaction pursuant to the Business Combination Agreement, the Sponsor Shares, and the Factorial Equity Award Shares, except, with respect to each Lock-up Holder, [•] of the shares of Common Stock held by such Lock-Up Holder (or such lesser number as applicable); provided, that, for clarity, shares of Common Stock issued in connection with the Domestication (as defined in the Business Combination Agreement) (other than the Sponsor Shares) or the PIPE Financing (as defined in the Business Combination Agreement) shall not constitute Lock-up Shares; and provided further, that shares of Common Stock acquired upon the cash exercise of Equity Awards, stock options or warrants to purchase shares of Common Stock shall not constitute Lock-up Shares; and provided further, that shares of Common Stock acquired in the public market shall not constitute Lock-up Shares; and provided finally that shares of Common Stock acquired pursuant to a transaction exempt from registration under the Securities Act or pursuant to a subscription agreement where the issuance of Common Stock occurs on or after the closing of the Factorial Transaction shall not constitute Lock-up Shares;
(4)   the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any person or entity to whom such Lock-up Holder is permitted to transfer such shares of Common Stock prior to the expiration of the Lock-up Period pursuant to Section 7(b) of this Article IV;
(5)   the term “Principal Market” means, as of any time of determination, the principal trading market, if any, in which the shares of Series A Common Stock then trade;
(6)   the term “Second Trading Price Condition” means that the VWAP of the Series A Common Stock for the period of 20 Trading Days ending on the Trading Day immediately prior to the date of determination equals or exceeds $14.00;
(7)   the term “Sponsor Shares” means 6,800,000 shares of Series A Common Stock issued in connection with the Domestication (as defined in the Business Combination Agreement) to CGC III Sponsor LLC, a Cayman Islands limited liability company;
(8)   the term “Third Trading Price Condition” means that the VWAP of the Series A Common Stock for the period of 20 Trading Days ending on the Trading Day immediately prior to the date of determination equals or exceeds $16.00;
(9)   the term “Trading Day” means any day on which the Series A Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Series A Common Stock, then on the principal securities exchange or securities market on which the Series A Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Series A Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Series A Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time);
(10)   the term “Trading Price Conditions” means each of the “First Trading Price Condition,” the “Second Trading Price Condition” and the “Third Trading Price Condition”;
(11)   the term “Transfer” means (A) sell, offer to sell, contract or agree to sell, assign, transfer (including by operation of law), hypothecate, pledge, distribute, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any Lock-up Shares, (B) deposit any Lock-up Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with these Bylaws, (C) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-up Shares, whether any such transaction is to be settled by delivery of such Lock-up Shares, in cash or otherwise, or (D) publicly announce any intention to effect any transaction specified in clauses (A) through (C); and

(12)   the term “VWAP” means the dollar volume-weighted average price for the Series A Common Stock on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, L.P. (“Bloomberg”) through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of the Series A Common Stock in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for the Series A Common Stock by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for the Series A Common Stock as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.
ARTICLE V
Indemnification
SECTION 1.   Definitions.   For purposes of this Article V:
(a)   “Corporate Status” describes the status of a person who is serving or has served (i) as a Director of the Corporation, (ii) as an Officer of the Corporation, (iii) as a Non-Officer Employee of the Corporation or (iv) as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity which such person is or was serving at the request of the Corporation. For purposes of this Section 1(a), a Director, Officer or Non-Officer Employee of the Corporation who is serving or has served as a director, partner, trustee, officer, employee or agent of a Subsidiary shall be deemed to be serving at the request of the Corporation. Notwithstanding the foregoing, “Corporate Status” shall not include the status of a person who is serving or has served as a director, officer, employee or agent of a constituent corporation absorbed in a merger or consolidation transaction with the Corporation with respect to such person’s activities prior to said transaction, unless specifically authorized by the Board of Directors or the stockholders of the Corporation;
(b)   “Director” means any person who serves or has served the Corporation as a director on the Board of Directors of the Corporation;
(c)   “Disinterested Director” means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding;
(d)   “Expenses” means all attorneys’ fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding;
(e)   “Liabilities” means judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement;
(f)   “Non-Officer Employee” means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;
(g)   “Officer” means any person who serves or has served the Corporation as an officer of the Corporation appointed by the Board of Directors of the Corporation;

(h)   “Proceeding” means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative; and
(i)   “Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust or other entity of which the Corporation owns (either directly or through or together with another Subsidiary of the Corporation) either (i) a general partner, managing member or other similar interest or (ii) (A) fifty percent (50%) or more of the voting power of the voting capital equity interests of such corporation, partnership, limited liability company, joint venture or other entity, or (B) fifty percent (50%) or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other entity.
SECTION 2.   Indemnification of Directors and Officers.
(a)   Subject to the operation of Section 4 of this Article V, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), and to the extent authorized in this Section 2.
(1)   Actions, Suits and Proceedings Other than By or In the Right of the Corporation.   Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses and Liabilities that are incurred or paid by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein (other than an action by or in the right of the Corporation), which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.
(2)   Actions, Suits and Proceedings By or In the Right of the Corporation.   Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses that are incurred by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein by or in the right of the Corporation, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made under this Section 2(a)(2) in respect of any claim, issue or matter as to which such Director or Officer shall have been finally adjudged by a court of competent jurisdiction to be liable to the Corporation, unless, and only to the extent that, the Court of Chancery of the State of Delaware or another court in which such Proceeding was brought shall determine upon application that, despite adjudication of liability, but in view of all the circumstances of the case, such Director or Officer is fairly and reasonably entitled to indemnification for such Expenses that such court deems proper.
(3)   Survival of Rights.   The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.
(4)   Actions by Directors or Officers.   Notwithstanding the foregoing, the Corporation shall indemnify any Director or Officer seeking indemnification in connection with a Proceeding initiated by such Director or Officer only if such Proceeding (including any parts of such Proceeding not initiated by such Director or Officer) was authorized in advance by the Board of Directors, unless such Proceeding was brought to enforce such Officer’s or Director’s rights to indemnification or, in the case of Directors, advancement of Expenses under these Bylaws in accordance with the provisions set forth herein.

SECTION 3.   Indemnification of Non-Officer Employees.   Subject to the operation of Section 4 of this Article V, each Non-Officer Employee may, in the discretion of the Board of Directors, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses and Liabilities that are incurred by such Non-Officer Employee or on such Non-Officer Employee’s behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee’s Corporate Status, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized in advance by the Board of Directors.
SECTION 4.   Determination.   Unless ordered by a court, no indemnification shall be provided pursuant to this Article V to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion or (d) by the stockholders of the Corporation.
SECTION 5.   Advancement of Expenses to Directors Prior to Final Disposition.
(a)   The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director’s Corporate Status within thirty (30) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses. Notwithstanding the foregoing, the Corporation shall advance all Expenses incurred by or on behalf of any Director seeking advancement of expenses hereunder in connection with a Proceeding initiated by such Director only if such Proceeding (including any parts of such Proceeding not initiated by such Director) was (i) authorized by the Board of Directors or (ii) brought to enforce such Director’s rights to indemnification or advancement of Expenses under these Bylaws.
(b)   If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within thirty (30) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article V shall not be a defense to an action brought by a Director for recovery of the unpaid amount of an advancement claim and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of expenses shall be on the Corporation.
(c)   In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 6.   Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition.
(a)   The Corporation may, at the discretion of the Board of Directors, advance any or all Expenses incurred by or on behalf of any Officer or any Non-Officer Employee in connection with any Proceeding in which such person is involved by reason of his or her Corporate Status as an Officer or Non-Officer Employee upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer or Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such person to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.
(b)   In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.
SECTION 7.   Contractual Nature of Rights.
(a)   The provisions of this Article V shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article V is in effect, in consideration of such person’s past or current and any future performance of services for the Corporation. Neither amendment, repeal or modification of any provision of this Article V nor the adoption of any provision of the Certificate inconsistent with this Article V shall eliminate or reduce any right conferred by this Article V in respect of any act or omission occurring, or any cause of action or claim that accrues or arises or any state of facts existing, at the time of or before such amendment, repeal, modification or adoption of an inconsistent provision (even in the case of a proceeding based on such a state of facts that is commenced after such time), and all rights to indemnification and advancement of Expenses granted herein or arising out of any act or omission shall vest at the time of the act or omission in question, regardless of when or if any proceeding with respect to such act or omission is commenced. The rights to indemnification and to advancement of expenses provided by, or granted pursuant to, this Article V shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.
(b)   If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel or stockholders) to make a determination concerning the permissibility of such indemnification under this Article V shall not be a defense to an action brought by a Director or Officer for recovery of the unpaid amount of an indemnification claim and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.
(c)   In any suit brought by a Director or Officer to enforce a right to indemnification hereunder, it shall be a defense that such Director or Officer has not met any applicable standard for indemnification set forth in the DGCL.
SECTION 8.   Non-Exclusivity of Rights.   The rights to indemnification and to advancement of Expenses set forth in this Article V shall not be exclusive of any other right that any Director, Officer or Non-Officer Employee may have or hereafter acquire under any statute, provision of the Certificate or these Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

SECTION 9.   Insurance.   The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer or Non-Officer Employee against any liability of any character asserted against or incurred by the Corporation or any such Director, Officer or Non-Officer Employee, or arising out of any such person’s Corporate Status, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL or the provisions of this Article V.
SECTION 10.   Other Indemnification.   The Corporation’s obligation, if any, to indemnify or provide advancement of Expenses to any person under this Article V as a result of such person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount such person may collect as indemnification or advancement of Expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or enterprise (the “Primary Indemnitor”). Any indemnification or advancement of Expenses under this Article V owed by the Corporation as a result of a person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall only be in excess of, and shall be secondary to, the indemnification or advancement of Expenses available from the applicable Primary Indemnitor(s) and any applicable insurance policies.
SECTION 11.   Savings Clause.   If this Article V or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each indemnitee as to any expenses (including, without limitation, attorneys’ fees), liabilities, losses, judgments, fines (including, without limitation, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974, as amended) and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article V that shall not have been invalidated and to the fullest extent permitted by applicable law.
ARTICLE VI
Miscellaneous Provisions
SECTION 1.   Fiscal Year.   The fiscal year of the Corporation shall be determined by the Board of Directors.
SECTION 2.   Seal.   The Board of Directors shall have power to adopt and alter the seal of the Corporation.
SECTION 3.   Execution of Instruments.   All deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by the Chairperson of the Board, if one is elected, the President, the Chief Executive Officer or the Treasurer or any other officer, employee or agent of the Corporation as the Board of Directors or an executive committee of the Board of Directors may authorize or determine.
SECTION 4.   Voting of Securities.   Unless the Board of Directors otherwise provides, the Chairperson of the Board, if one is elected, the President or the Treasurer may waive notice of, and act on behalf of the Corporation, or appoint another person or persons to act as proxy or attorney in fact for the Corporation with or without discretionary power and/or power of substitution, at any meeting of stockholders or stockholders of any other corporation or organization, any of whose securities are held by the Corporation.
SECTION 5.   Resident Agent.   The Board of Directors may appoint a resident agent upon whom legal process may be served in any action or proceeding against the Corporation.
SECTION 6.   Corporate Records.   The original or attested copies of the Certificate, Bylaws and records of all meetings of the incorporators, stockholders and the Board of Directors and the stock transfer books, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, may be kept outside the State of Delaware and shall be kept at the principal office of the Corporation, at an office of its counsel, at an office of its transfer agent or in such manner as may be permitted by law.

SECTION 7.   Certificate.   All references in these Bylaws to the Certificate shall be deemed to refer to the Certificate, as amended and/or restated and in effect from time to time.
SECTION 8.   Exclusive Jurisdiction of Delaware Courts or the United States Federal District Courts.   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate or these Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that this sentence will not apply to any causes of action arising under the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the respective rules and regulations promulgated thereunder. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 8.
SECTION 9.   Amendment of Bylaws.
(a)   Amendment by Directors.   Except as otherwise required by law, these Bylaws may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office (so long as a quorum is present).
(b)   Amendment by Stockholders.   Except as otherwise provided herein, the Bylaws of the Corporation may be amended or repealed at any annual meeting of stockholders, or at any special meeting of stockholders called for such purpose, by the affirmative vote of the holders of not less than two-thirds (2/3) of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.
SECTION 10.   Notices.   If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.
SECTION 11.   Waivers.   A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in such a waiver.
Adopted            ,      and effective as of            ,     .

Annex K
FACTORIAL INC.
2026 EQUITY INCENTIVE PLAN
SECTION 1.   GENERAL PURPOSE OF THE PLAN; DEFINITIONS
The name of the plan is the Factorial Inc. 2026 Equity Incentive Plan (as amended from time to time, the “Plan”). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of Factorial Inc. (the “Company”) and its Affiliates upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer alignment of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company or one of its Affiliates.
The following terms shall be defined as set forth below:
“Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.
“Administrator” means either the Board or the compensation committee of the Board or a similar committee performing the functions of the compensation committee and that is comprised of not less than two Non-Employee Directors who are independent.
“Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 of the Act. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.
“Award” or “Awards,” except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards and Dividend Equivalent Rights.
“Award Certificate” means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Certificate is subject to the terms and conditions of the Plan.
“Board” means the Board of Directors of the Company.
“Cash-Based Award” means an Award entitling the recipient to receive a cash-denominated payment granted pursuant to Section 10.
“Closing” means the closing of the transactions contemplated by that certain Business Combination Agreement, dated as of December 17, 2025 by and among Cartesian Growth Corporation III, Fenway MS, Inc. and the Company.
“Code” means the Internal Revenue Code of 1986, as amended, and the rules, regulations and interpretations thereunder.
“Consultant” means a consultant or adviser who provides bona fide services to the Company or an Affiliate as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Act.
“Dividend Equivalent Right” means an Award entitling the grantee to receive credits based on ordinary cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) granted pursuant to Section 11.
“Effective Date” means the date on which the Plan becomes effective as set forth in Section 19.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Fair Market Value” of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market, The New York Stock Exchange or another national securities exchange or traded on any established market, the determination shall be made by reference to the closing price on such date. If there is no closing price for such date, the determination shall be made by reference to the last date preceding date for which there is a closing price.
“Incentive Stock Option” means any Stock Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.
“Non-Employee Director” means a member of the Board who is not also an employee of the Company or any Subsidiary.
“Non-Qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.
“Option” or “Stock Option” means any option to purchase shares of Stock granted pursuant to Section 5.
“Outstanding Shares” means, as of a specified date, the sum of (a) number of shares of Stock and Series B common stock, par value $0.00001 per share, issued and outstanding and (b) the number of shares of Stock issuable pursuant to the exercise of any outstanding, pre-funded warrants to acquire shares of Stock for a nominal exercise price.
“Restricted Shares” means the shares of Stock underlying a Restricted Stock Award that remain subject to a risk of forfeiture or the Company’s right of repurchase.
“Restricted Stock Award” means an Award of Restricted Shares granted pursuant to Section 7.
“Restricted Stock Units” means an Award of stock units granted pursuant to Section 8.
“Sale Event” means (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group acting in concert or (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.
“Sale Price” means the value, as determined by the Administrator, of the consideration payable, or otherwise to be received by stockholders, per share of Stock, pursuant to a Sale Event.
“Section 409A” means Section 409A of the Code and the regulations and other guidance promulgated thereunder.
“Service Relationship” means any relationship as an employee, director or Consultant of the Company or any Affiliate. Unless otherwise set forth in the applicable Award Certificate, a Service Relationship shall be deemed to continue without interruption in the event the grantee’s status changes from full-time employee to part-time employee, director or Consultant or vice versa, provided that there is no interruption or other termination of Service Relationship in connection with the grantee’s change in capacity.
“Stock” means the Series A Common Stock, par value $0.00001 per share, of the Company, subject to adjustments pursuant to Section 3.
“Stock Appreciation Right” means an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Certificate) granted pursuant to Section 6.

“Subsidiary” means any corporation or other entity (other than the Company) in which the Company has at least a 50% interest, either directly or indirectly.
“Ten Percent Owner” means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.
“Unrestricted Stock Award” means an Award of shares of Stock free of any restrictions granted pursuant to Section 9.
SECTION 2.    ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS
(a)   Administration of Plan.   The Plan shall be administered by the Administrator.
(b)   Powers of Administrator.   The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:
(i)   to select the individuals to whom Awards may from time to time be granted;
(ii)   to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;
(iii)   to determine the number of shares of Stock to be covered by any Award;
(iv)   to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Certificates;
(v)   to accelerate at any time the exercisability or vesting of all or any portion of any Award;
(vi)   subject to the provisions of Section 5(c) or Section 6(d), as applicable, to extend at any time the period in which Stock Options and Stock Appreciation Rights may be exercised;
(vii)   at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it deems advisable;
(viii)   to interpret the terms and provisions of the Plan and any Award (including related written and electronic instruments);
(ix)   to make all determinations it deems advisable for the administration of the Plan;
(x)   to decide all disputes arising in connection with the Plan; and
(xi)   to otherwise supervise the administration of the Plan.
All decisions and interpretations of the Administrator shall be binding on all persons, including the Company, Affiliates and Plan grantees.
(c)   Delegation of Authority to Grant Awards.   Subject to applicable law, the Administrator, in its discretion, may delegate to a subcommittee comprised of one or more members of the Board or committee comprised of one or more officers of the Company, including the Chief Executive Officer of the Company, all or part of the Administrator’s authority and duties with respect to the granting of Awards to individuals who are not (i) subject to the reporting and other provisions of Section 16 of the Exchange Act and (ii) members of the delegated subcommittee or committee. Any such delegation by the Administrator shall include a time period for the delegation and a limitation as to the amount of Stock underlying Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan and limits and guidelines in effect at the time of the prior action.

(d)   Award Certificate.   Other than with respect to Cash-Based Awards, Awards under the Plan shall be evidenced by Award Certificates that set forth the terms, conditions and limitations for each Award, which may include, without limitation, the term of an Award and the provisions applicable in the event employment or service terminates.
(e)   Indemnification.   Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company’s articles or bylaws or any directors’ and officers’ liability insurance coverage that may be in effect from time to time and/or any indemnification agreement between such individual and the Company.
(f)   Non-U.S. Award Recipients.   Notwithstanding any provision of the Plan to the contrary, in order to comply, or facilitate compliance, with the laws in other countries in which the Company and its Affiliates operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Affiliates are covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply, or facilitate compliance, with applicable non-U.S. laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be incorporated into and made part of this Plan); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply, or facilitate compliance, with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code or any other applicable United States governing statute or law.
SECTION 3.   STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION
(a)   Stock Issuable.   The maximum number of shares of Stock reserved and available for issuance under the Plan shall be [•] shares (the “Initial Limit”), subject to adjustment as provided in this Section 3 plus, on January 1, 2027 and each January 1 thereafter, the number of shares of Stock reserved and available for issuance under the Plan shall be automatically cumulatively increased by (i) 5% of the number of Outstanding Shares on the immediately preceding December 31 or (ii) such lesser number of shares of Stock as determined by the Administrator (the “Annual Increase”). Subject to such overall limitation, the maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed the Initial Limit, as cumulatively increased on January 1, 2027 and each January 1 thereafter by the lesser of the Annual Increase for such year or [•] shares of Stock, subject in all cases to adjustment as provided in Section 3(b). For purposes of these limitations, the shares of Stock underlying any awards under the Plan that are forfeited, canceled, held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) will be added back to the shares of Stock available for issuance under the Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares of Stock that may be issued as Incentive Stock Options. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company. Awards that may be settled solely in cash shall not be counted against the share reserve.
(b)   Changes in Stock.   Subject to Section 3(c) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, extraordinary cash dividend, stock split, reverse stock split or other similar change in the Company’s capital stock, Outstanding Shares are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger, consolidation or sale of all or substantially all of the assets of the Company, Outstanding Shares are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award and (iv) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of shares subject to Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.
(c)   Mergers and Other Transactions.   In the case of and subject to the consummation of a Sale Event, the parties thereto may cause the assumption or continuation of Awards theretofore granted by the successor entity or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree. To the extent the parties to such Sale Event do not provide for the assumption, continuation or substitution of Awards, upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate. In such case, except as may be otherwise provided in the relevant Award Certificate, all Awards with time-based vesting, conditions or restrictions shall become fully vested and exercisable or nonforfeitable as of the effective time of the Sale Event, and all Awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with a Sale Event in the Administrator’s discretion or to the extent specified in the relevant Award Certificate. In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable (after taking into account any acceleration hereunder) at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights (provided that, in the case of an Option or Stock Appreciation Right with an exercise price equal to or greater than the Sale Price, such Option or Stock Appreciation Right shall be cancelled for no consideration) or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable after taking into account any acceleration hereunder) held by such grantee. The Company shall also have the option, in its sole discretion, to make or provide for a payment, in cash or in kind, to the grantees holding other Awards, in exchange for the cancellation thereof, in an amount equal to the Sale Price multiplied by the number of vested shares of Stock under such Awards (after taking into account any acceleration hereunder).
(d)   Maximum Awards to Non-Employee Directors.   Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any Non-Employee Director in any calendar year for services as a Non-Employee Director shall not exceed $750,000; provided, however, that such amount shall be $1,000,000 for the calendar year in which the applicable Non-Employee Director is initially elected or appointed to the Board. For the purpose of these limitations, the value of any Award shall be its grant date fair value, as determined in accordance with FASB ASC Topic 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.

(e)   Substitute Awards.   The Administrator may grant Awards under the Plan in substitution for shares and share-based awards held by employees, directors or consultants of another corporation in connection with the merger or consolidation of the employing corporation with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or shares of the employing corporation. The Administrator may direct that the substitute Awards be granted on such terms and conditions as the Administrator considers appropriate in the circumstances. To the extent permitted by applicable law, any substitute Awards granted under the Plan shall not count against the share limitations set forth in Section 3(a).
SECTION 4.   ELIGIBILITY
Grantees under the Plan will be such employees, Non-Employee Directors or Consultants of the Company and its Affiliates as are selected from time to time by the Administrator in its sole discretion; provided that Awards may not be granted to employees, Non-Employee Directors or Consultants who are providing services only to any “parent” of the Company, as such term is defined in Rule 405 of the Act, unless (i) the stock underlying the Awards is treated as “service recipient stock” under Section 409A or (ii) the Company, in consultation with its legal counsel, has determined that such Awards are exempt from or otherwise comply with Section 409A.
SECTION 5.   STOCK OPTIONS
(a)   Award of Stock Options.   The Administrator may grant Stock Options under the Plan. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.
Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company, any “parent corporation” within the meaning of Section 424(e) of the Code or any Subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.
Stock Options shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator deems desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee’s election, subject to such terms and conditions as the Administrator may establish.
(b)   Exercise Price.   The exercise price per share for the Stock covered by a Stock Option shall be determined by the Administrator at the time of grant but shall not be less than 100% of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the exercise price of such Incentive Stock Option shall be not less than 110% of the Fair Market Value on the grant date. Notwithstanding the foregoing, Stock Options may be granted with an exercise price per share that is less than 100% of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) if the Stock Option is otherwise exempt from or compliant with Section 409A.
(c)   Option Term.   The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.
(d)   Exercisability; Rights of a Stockholder.   Stock Options shall become exercisable at such time or times, whether or not in installments, as determined by the Administrator at or after the grant date. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.
(e)   Method of Exercise.   Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the exercise price may be made by one or more of the following methods except to the extent otherwise provided in the Award Certificate:

(i)   In cash, by certified or bank check or other instrument acceptable to the Administrator;
(ii)   Through the delivery (or attestation to the ownership following such procedures as the Company may prescribe) of shares of Stock that are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;
(iii)   By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the exercise price; provided that in the event the optionee chooses to pay the exercise price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Company may prescribe as a condition of such payment procedure; or
(iv)   With respect to Stock Options that are not Incentive Stock Options, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.
Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in the optionee’s stead in accordance with the provisions of the Stock Option) by the Company of the full exercise price for such shares and the fulfillment of any other requirements contained in the Award Certificate or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company or an Affiliate is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the exercise price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.
(f)   Annual Limit on Incentive Stock Options.   To the extent required for “incentive stock option” treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall be a Non-Qualified Stock Option.
SECTION 6.   STOCK APPRECIATION RIGHTS
(a)   Award of Stock Appreciation Rights.   The Administrator may grant Stock Appreciation Rights under the Plan. A Stock Appreciation Right is an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Certificate) having a value equal to the excess of the Fair Market Value of a share of Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right is exercised.
(b)   Exercise Price of Stock Appreciation Rights.   The exercise price of a Stock Appreciation Right shall not be less than 100% of the Fair Market Value of the Stock on the date of grant. Notwithstanding the foregoing, Stock Appreciation Rights may be granted with an exercise price per share that is less than 100% of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) if the Stock Appreciation Right is otherwise exempt from or compliant with Section 409A.
(c)   Grant and Exercise of Stock Appreciation Rights.   Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to the Plan.

(d)   Terms and Conditions of Stock Appreciation Rights.   Stock Appreciation Rights shall be subject to such terms and conditions as determined by the Administrator on or after the date of grant. The term of a Stock Appreciation Right may not exceed ten years.
SECTION 7.   RESTRICTED STOCK AWARDS
(a)   Nature of Restricted Stock Awards.   The Administrator may grant Restricted Stock Awards under the Plan. A Restricted Stock Award is any Award of Restricted Shares subject to such restrictions and conditions as the Administrator determines at or after the time of grant.
(b)   Rights as a Stockholder.   Upon the grant of a Restricted Stock Award and payment of any applicable purchase price, if any, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Shares and receipt of dividends; provided that any dividends paid by the Company during the vesting period shall accrue and shall not be paid to the grantee until and to the extent the Restricted Stock Award vests. Unless the Administrator determines otherwise, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.
(c)   Restrictions.   Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Award Certificate. Except as otherwise provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, if a grantee’s Service Relationship terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such grantee from, or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at their original purchase price (if any) from such grantee or such grantee’s legal representative simultaneously with such termination of the Service Relationship, and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a stockholder. Following such deemed reacquisition of Restricted Shares that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.
(d)   Vesting of Restricted Shares.   The Administrator at or after the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives or other conditions on which the non-transferability of the Restricted Shares and the Company’s right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives or other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed “vested.”
SECTION 8.   RESTRICTED STOCK UNITS
(a)   Nature of Restricted Stock Units.   The Administrator may grant Restricted Stock Units under the Plan. A Restricted Stock Unit is an Award of stock units that may be settled in shares of Stock (or cash, to the extent explicitly provided for in the Award Certificate) upon the satisfaction of such restrictions and conditions at the time of grant. Except in the case of Restricted Stock Units with a deferred settlement date that complies with Section 409A, at the end of the vesting period, Restricted Stock Units, to the extent vested, shall be settled in the form of shares of Stock (or cash, to the extent explicitly provided for in the Award Certificate). Restricted Stock Units with deferred settlement dates granted to U.S. taxpayers are subject to Section 409A and shall contain such additional terms and conditions as the Administrator may determine in its sole discretion in order to comply with the requirements of Section 409A.
(b)   Election to Receive Restricted Stock Units in Lieu of Compensation.   The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of an Award of Restricted Stock Units. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and, if applicable, in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer will be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Certificate.
(c)   Rights as a Stockholder.   A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the stock units underlying the grantee’s Restricted Stock Units, subject to the provisions of Section 11 and such terms and conditions as the Administrator may determine.
(d)   Termination.   Except as otherwise provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, a grantee’s right in all Restricted Stock Units that have not vested shall automatically terminate upon the termination of the grantee’s Service Relationship for any reason.
SECTION 9.   UNRESTRICTED STOCK AWARDS
Grant or Sale of Unrestricted Stock.   The Administrator may grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. An Unrestricted Stock Award is an Award pursuant to which the grantee receives shares of Stock free of any restrictions under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.
SECTION 10.   CASH-BASED AWARDS
Grant of Cash-Based Awards.   The Administrator may grant Cash-Based Awards under the Plan. A Cash-Based Award is an Award that entitles the grantee to a payment in cash upon the attainment of specified performance goals. The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award becomes vested or payable and such other provisions as the Administrator determines. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash.
SECTION 11.   DIVIDEND EQUIVALENT RIGHTS
(a)   Dividend Equivalent Rights.   The Administrator may grant Dividend Equivalent Rights under the Plan. A Dividend Equivalent Right is an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares had been issued to the grantee. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an Award of Restricted Stock Units or as a freestanding Award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Certificate. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of an Award of Restricted Stock Units shall be settled only upon settlement or payment of, or lapse of restrictions on, such other Award, and such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award.
(b)   Termination.   Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, a grantee’s rights in all Dividend Equivalent Rights shall automatically terminate upon the termination of the grantee’s Service Relationship for any reason.

SECTION 12.   TRANSFERABILITY OF AWARDS
(a)   Transferability.   Except as provided in Section 12(b) below, during a grantee’s lifetime, such grantee’s Awards shall be exercisable only by the grantee, or by the grantee’s legal representative or guardian in the event of the grantee’s incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution or levy of any kind, and any purported transfer in violation hereof shall be null and void.
(b)   Administrator Action.   Notwithstanding Section 12(a), the Administrator, in its discretion, may provide either in the Award Certificate regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer such grantee’s Non-Qualified Stock Options to such grantee’s immediate family members, to trusts for the benefit of such family members or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award. In no event may an Award be transferred by a grantee for value.
(c)   Family Member.   For purposes of Section 12(b), “family member” means a grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, any person sharing the grantee’s household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50% of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets and any other entity in which these persons (or the grantee) own more than 50% of the voting interests.
SECTION 13.    TAX WITHHOLDING
(a)   Payment by Grantee.   Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amount received thereunder first becomes includable in the gross income of the grantee for income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any federal, state or local taxes, and non-U.S. or other taxes, of any kind required by law to be withheld by the Company or its Affiliates with respect to such income. The Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee or to satisfy any applicable withholding obligations by any other method of withholding that the Company or its Affiliates deem appropriate. The Company’s obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.
(b)   Payment in Stock.   The Administrator may require the Company’s or Affiliate’s tax withholding obligation to be satisfied, in whole or in part, by the Company withholding from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due; provided, however, that the amount withheld does not exceed the maximum statutory tax rate or such lesser amount as is necessary to avoid liability accounting treatment. For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of Stock includible in income of the grantees. The Administrator may also require the Company’s or Affiliate’s tax withholding obligation to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares of Stock issued pursuant to any Award are immediately sold and proceeds from such sale are remitted to the Company or Affiliate in an amount that would satisfy the withholding amount due.
SECTION 14.   SECTION 409A AWARDS
Awards are intended to be exempt from Section 409A to the greatest extent possible and to otherwise comply with Section 409A. The Plan and all Awards shall be interpreted in accordance with such intent. To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a grantee who is then considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee’s separation from service or (ii) the grantee’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any 409A Award may not be accelerated except to the extent permitted by Section 409A. The Company makes no representation that any or all of the payments or benefits described in the Plan will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. The grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.
SECTION 15.   TERMINATION OF SERVICE RELATIONSHIP, TRANSFER, LEAVE OF ABSENCE, ETC.
(a)   Termination of Service Relationship.   If the grantee’s Service Relationship is with an Affiliate and such Affiliate ceases to be an Affiliate, the grantee shall be deemed to have terminated such grantee’s Service Relationship for purposes of the Plan.
(b)   For purposes of the Plan, the following events shall not be deemed a termination of a Service Relationship:
(i)   a transfer to the service of the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or
(ii)   an approved leave of absence for military service or sickness, or for any other purpose approved by the Company or its Affiliate, as the case may be, if the employee’s right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing; or
(iii)   the transfer in status from one eligibility category under Section 4 hereof to another category.
(c)   In the event a grantee’s regular level of time commitment in the performance of such grantee’s services for the Company and its Affiliates is reduced (including, without limitation, if the grantee has a change in status from a full-time employee to a part-time employee or transitions from an employee to a director or Consultant) or if the grantee takes an extended leave of absence, in either case, after the date of grant of any Award to the grantee, the Administrator may, in its sole discretion and to the extent permitted by applicable law, (x) reduce the number of shares subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment or status or during or after any such leave of absence and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the grantee will not have any rights with respect to any portion of the Award that is so reduced.
SECTION 16.   AMENDMENTS AND TERMINATION
The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall materially and adversely affect rights under any outstanding Award without the holder’s consent. The Administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights or effect the repricing of such Awards through cancellation and re-grants or cancellation in exchange for cash or other Awards without stockholder approval. To the extent determined by the Administrator to be required under the rules of any securities exchange or market system on which the Stock is listed or by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by Company stockholders. Nothing in this Section 16 shall limit the Administrator’s authority to take any action permitted pursuant to Section 3(b) or 3(c).
SECTION 17.   STATUS OF PLAN
With respect to the portion of any Award that has not been exercised or settled and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator otherwise expressly determines in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.
SECTION 18.   GENERAL PROVISIONS
(a)   No Distribution.   The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.
(b)   Issuance of Stock.   To the extent certificated, stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company has mailed such certificates in the United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company or any Affiliate. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company has given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company or any Affiliate, notice of issuance and recorded the issuance in its records (which may include electronic “book entry” records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any evidence of book entry or certificates evidencing shares of Stock pursuant to the exercise or settlement of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. Any Stock issued pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction securities or other laws, rules and quotation systems on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate or notations on any book entry to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.
(c)   No Fractional Shares.   No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award, and the Administrator shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional shares, or whether such fractional shares or any rights thereto shall be cancelled, terminated or otherwise eliminated.
(d)   Stockholder Rights.   Until Stock is deemed delivered in accordance with Section 18(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or Stock Appreciation Right or any other action by the grantee with respect to an Award.
(e)   Other Compensation Arrangements; No Rights to Continued Service Relationship.   Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any grantee any right to continued employment or other Service Relationship with the Company or any Affiliate.
(f)   Trading Policy Restrictions.   Awards under the Plan are subject to the Company’s insider trading policies and procedures, as in effect from time to time.
(g)   Clawback Policy.   A grantee’s rights with respect to any Award hereunder shall in all events be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any right that the Company may have under any Company clawback, forfeiture or recoupment policy as in effect from time to time or other agreement or arrangement with a grantee or (ii) applicable law.

SECTION 19.   EFFECTIVE DATE OF PLAN
This Plan shall become effective upon the date immediately preceding the Closing, subject to prior stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation and applicable stock exchange rules. No grants of Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date the Plan is approved by the Board.
SECTION 20.   GOVERNING LAW
This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts applied without regard to conflict of law principles.
DATE APPROVED BY BOARD OF DIRECTORS:
DATE APPROVED BY STOCKHOLDERS:

Annex L
FACTORIAL INC.
2026 EMPLOYEE STOCK PURCHASE PLAN
The purpose of the Factorial Inc. 2026 Employee Stock Purchase Plan (the “Plan”) is to provide eligible employees of Factorial Inc. (the “Company”) and each Designated Company (as defined in Section 11) with opportunities to purchase shares of Stock (as defined in Section 11). An aggregate of [•] shares of Stock have been approved and reserved for this purpose plus, on January 1, 2027 and each January 1 thereafter through January 1, 2036, the number of shares of Stock reserved and available for issuance under the Plan shall be cumulatively increased by the least of (i) 2% of the number of Outstanding Shares on the immediately preceding December 31st, (ii) [•] shares of Stock, or (iii) such number of shares of Stock as determined by the Administrator.
The Plan includes two components: a Code Section 423 Component (the “423 Component”) and a non-Code Section 423 Component (the “Non-423 Component”). It is intended for the 423 Component to constitute an “employee stock purchase plan” within the meaning of Section 423(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the 423 Component shall be interpreted in accordance with that intent (although the Company makes no undertaking or representation to maintain such qualification). In addition, this Plan authorizes the grant of Options (as defined in Section 8) under the Non-423 Component, which does not qualify as an “employee stock purchase plan” under Section 423 of the Code, and such Options granted under the Non-423 Component shall be granted pursuant to separate Offerings (as defined in Section 2) containing such sub-plans, appendices, rules or procedures as may be adopted by the Administrator (as defined in Section 1) and designed to achieve tax, securities laws or other objectives for eligible employees and the Designated Companies in locations outside of the United States. Except as otherwise provided herein or by the Administrator, the Non-423 Component will operate and be administered in the same manner as the 423 Component.
For purposes of this Plan, the Administrator may designate separate Offerings under the Plan, the terms of which need not be identical, in which eligible employees will participate, even if the dates of the applicable Offerings are identical, provided that the terms of participation are the same within each separate Offering under the 423 Component as determined under Section 423 of the Code. Solely by way of example and without limiting the foregoing, the Company could, but is not required to, provide for simultaneous Offerings under the Section 423 Component and the Non-423 Component of the Plan.
1.   Administration.   The Plan will be administered by the person or persons (the “Administrator”) appointed by the Company’s Board of Directors (the “Board”) for such purpose. The Administrator has authority at any time to: (i) adopt, alter and repeal such rules, guidelines and practices for the administration of the Plan and for its own acts and proceedings as it deems advisable; (ii) interpret the terms and provisions of the Plan; (iii) determine when and how Options will be granted and the provisions and terms of each Offering and/or Purchase Period (which need not be identical); (iv) select Designated Companies; (v) impose a mandatory holding period pursuant to which Participants (as defined in Section 11) may not dispose of or transfer shares of Stock purchased under the Plan for a period of time determined by the Administrator in its discretion; (vi) make all determinations it deems advisable for the administration of the Plan; (vii) decide all disputes arising in connection with the Plan; and (viii) otherwise supervise the administration of the Plan. Further, the Administrator may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures, provided that the adoption and implementation of any such rules and/or procedures would not cause the 423 Component to be in noncompliance with Section 423 of the Code. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding handling of participation elections, payroll deductions, payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of share certificates that vary with local requirements. All interpretations and decisions of the Administrator are binding on all persons, including the Company and the Participants. No member of the Board or individual exercising administrative authority with respect to the Plan will be liable for any action or determination made in good faith with respect to the Plan or any Option granted hereunder.

2.   Offerings.   The Company may make one or more offerings to eligible employees to purchase shares of Stock under the Plan (“Offerings”), consisting of one or more Purchase Periods. Each Offering will begin and end on the dates determined by the Administrator, provided that no Offering shall exceed 27 months in duration. Unless the Administrator, in its sole discretion, determines otherwise prior to an Offering Date (as defined in Section 3), and to the extent an Offering has more than one Purchase Period and to the extent permitted by applicable law, if the Fair Market Value of the Stock on any Exercise Date in an Offering is lower than the Fair Market Value of the Stock on the Offering Date, then all participants in such Offering will automatically be withdrawn from such Offering immediately after the exercise of their Options on such Exercise Date and automatically re-enrolled in the immediately following Offering as of the first day thereof and the preceding Offering will terminate.
3.   Eligibility.   All individuals classified as employees on the payroll records of the Company or a Designated Company as of the first day of the applicable Offering (the “Offering Date”) are eligible to participate in such Offering under the Plan, provided that the Administrator may determine, in advance of any Offering, that employees are eligible only if, as of the Offering Date, (a) they are customarily employed by the Company or a Designated Company for more than (i) 20 hours a week or (ii) five months per calendar year, (b) they have completed such minimum period of service prior to the Offering Date as determined by the Administrator (provided such service requirement does not exceed two years of employment), and/or (c) they are not highly compensated employees (within the meaning of Section 414(q) of the Code). Notwithstanding any other provision herein, individuals who are not contemporaneously classified as employees of the Company or a Designated Company for purposes of the Company’s or applicable Designated Company’s payroll system are not considered to be eligible employees of the Company or any Designated Company and are not eligible to participate in the Plan. In the event any such individuals are reclassified as employees of the Company or a Designated Company for any purpose, including, without limitation, common law or statutory employees, by any action of any third party, including, without limitation, any government agency, or as a result of any private lawsuit, action or administrative proceeding, such individuals shall, notwithstanding such reclassification, remain ineligible for participation. Notwithstanding the foregoing, the exclusive means for individuals who are not contemporaneously classified as employees of the Company or a Designated Company on the Company’s or Designated Company’s payroll system to become eligible to participate in this Plan is through an amendment or subplan to this Plan, duly executed by the Company, that specifically renders such individuals eligible to participate herein.
4.   Participation.   An eligible employee who is not a Participant in any prior Offering may participate in a subsequent Offering by submitting an enrollment form to the Company or an agent designated by the Company in a manner determined by the Administrator (including, but not limited to, by electronic means) by the deadline established by the Administrator for the Offering. The enrollment form will (a) state a whole percentage (unless the Administrator determines in advance of an Offering to require that a fixed amount be specified in lieu of a percentage) to be contributed from an eligible employee’s Compensation (as defined in Section 11) per pay period and (b) authorize the purchase of shares of Stock in each Offering in accordance with the terms of the Plan. An employee who does not enroll in accordance with these procedures will be deemed to have waived the right to participate. Unless a Participant files a new enrollment form, withdraws from the Plan or otherwise becomes ineligible to participate in the Plan, such Participant’s payroll deductions and purchases will continue at the same percentage of Compensation for future Offerings. Notwithstanding the foregoing, participation in the Plan will neither be permitted nor be denied contrary to the requirements of the Code.
5.   Employee Contributions.   Each eligible employee may authorize payroll deductions at a minimum of 1% up to a maximum of 15% of such employee’s Compensation for each pay period or such other minimum or maximum as may be specified by the Administrator in advance of an Offering. The Company will maintain book accounts showing the amount of payroll deductions made by each Participant for each Purchase Period within an Offering. No interest will accrue or be paid on payroll deductions, unless required under applicable law.
Notwithstanding any other provisions of the Plan to the contrary, in non-U.S. jurisdictions where participation in the Plan through payroll deductions is prohibited or otherwise problematic under applicable law (as determined by the Administrator in its sole discretion), the Administrator may provide that an eligible employee may elect to participate through other contributions in a form acceptable to the

Administrator in lieu of or in addition to payroll deductions; provided, however, that, for any Offering under the 423 Component, any alternative method of contribution must be applied on an equal and uniform basis to all eligible employees in the Offering. Any reference to “payroll deductions” in this Section 5 (or in any other section of the Plan) will similarly cover contributions by other means made pursuant to this Section 5.
6.   Contribution Changes.   Unless otherwise determined by the Administrator, except in the case of withdrawal as described in Section 7, a Participant may not increase or decrease such Participant’s payroll deductions during any Offering, but may increase or decrease such Participant’s payroll deductions with respect to the next Offering (subject to the limitations of Section 5) by filing a new enrollment form by the deadline established by the Administrator for the Offering. The Administrator may, in advance of any Offering, establish rules permitting a Participant to increase, decrease or terminate such Participant’s payroll deductions during an Offering.
7.   Withdrawal.   A Participant may withdraw from participation in the Plan by giving written notice to the Company or an agent designated by the Company in a form acceptable to the Administrator (including, but not limited to, by electronic means) no later than two weeks prior to the end of the then-applicable Offering (or such shorter or longer period as may be specified by the Administrator prior to any Offering). The Participant’s withdrawal will be effective as soon as practicable following receipt of written notice of withdrawal by the Company or an agent designated by the Company. Following a Participant’s withdrawal, the Company will promptly refund such Participant’s entire account balance under the Plan to such Participant (after payment for any shares of Stock purchased before the effective date of withdrawal). Partial withdrawals are not permitted. Unless otherwise determined by the Administrator, a Participant may not begin participation again in any Offering from which such Participant has withdrawn, but may enroll in a subsequent Offering in accordance with Section 4.
8.   Grant of Options.   On each Offering Date, the Company will grant to each eligible employee who is then a Participant in the Plan an option (“Option”) to purchase on the last day of a Purchase Period (an “Exercise Date”) the lowest of (a) a number of shares of Stock determined by dividing such Participant’s accumulated payroll deductions on such Exercise Date by the Option Price (as defined below), (b) the number of shares of Stock determined by dividing $25,000 by the Fair Market Value of the Stock on the Offering Date for such Offering or (c) such other number of shares of Stock determined by the Administrator in advance of the Offering; provided, however, that such Option shall be subject to the limitations set forth below. Each Participant’s Option shall be exercisable only to the extent of such Participant’s accumulated payroll deductions on the Exercise Date. The purchase price for each share of Stock purchased under each Option (the “Option Price”) will be 85% of the Fair Market Value of the Stock on the Offering Date or the Exercise Date, whichever is less.
Notwithstanding the foregoing, no Participant may be granted an Option hereunder if such Participant, immediately after the Option was granted, would be treated as owning stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any Parent or Subsidiary (each as defined in Section 11). For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code will apply in determining the stock ownership of a Participant, and all stock that the Participant has a contractual right to purchase will be treated as stock owned by the Participant. In addition, no Participant may be granted an Option that permits such Participant rights to purchase Stock under the Plan, and any other employee stock purchase plan of the Company and its Parents and Subsidiaries, to accrue at a rate that exceeds $25,000 of the fair market value of such stock (determined on the Option grant date or dates) for each calendar year in which the Option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code and shall be applied taking Options into account in the order in which they were granted.
9.   Exercise of Option and Purchase of Shares.   Each employee who continues to be a Participant in the Plan on the Exercise Date shall be deemed to have exercised such Participant’s Option on such date and shall acquire from the Company such number of whole shares of Stock as such Participant’s accumulated payroll deductions on such date will purchase at the Option Price, subject to any other limitations contained in the Plan. Unless otherwise determined by the Administrator in advance of any Offering, any balance remaining in a Participant’s account at the end of a Purchase Period or Offering will be promptly refunded to the Participant.

10.   Delivery of Shares.   As soon as practicable after each Exercise Date, the Company will arrange for the delivery to each Participant of the shares of Stock acquired by the Participant on such Exercise Date; provided that the Company may deliver such shares to a broker that holds such shares in street name for the benefit of the Participant.
11.   Definitions.   The following terms shall be defined as set forth below:
“Affiliate” means any entity that is directly or indirectly controlled by the Company that does not meet the definition of a Subsidiary below, as determined by the Administrator, whether now or hereafter existing.
“Compensation” means the regular or basic rate of compensation. The Administrator shall have the discretion to determine the application of this definition to Participants outside of the United States.
“Designated Company” means each Affiliate and Subsidiary that has been designated by the Administrator from time to time, in its sole discretion, as eligible to participate in the Plan, such designation to specify whether such participation is in the 423 Component or Non-423 Component. A Designated Company may participate in either the 423 Component or Non-423 Component, but not both. Notwithstanding the foregoing, if any Affiliate or Subsidiary is disregarded for U.S. tax purposes in respect of the Company or any Designated Company participating in the 423 Component, then such disregarded Affiliate or Subsidiary shall automatically be a Designated Company participating in the 423 Component. If any Affiliate or Subsidiary is disregarded for U.S. tax purposes in respect of any Designated Company participating in the Non-423 Component, the Administrator may exclude such Affiliate or Subsidiary from participating in the Plan, notwithstanding that the Designated Company in respect of which such Affiliate or Subsidiary is disregarded may participate in the Plan. The Administrator may so designate any Affiliate or Subsidiary, or revoke any such designation, at any time and from time to time, either before or after the Plan is approved by the Company’s stockholders.
“Effective Date” means the date immediately preceding the closing of the transactions contemplated by that certain Business Combination Agreement, dated as of December 17, 2025 by and among Cartesian Growth Corporation III, Fenway MS, Inc. and the Company.
“Fair Market Value” of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market, The New York Stock Exchange or another national securities exchange or traded on any established market, the determination shall be made by reference to the closing price on such date. If there is no closing price for such date, the determination shall be made by reference to the last date preceding such date for which there is a closing price.
“New Exercise Date” means a new Exercise Date if the Administrator shortens any Offering then in progress.
“Outstanding Shares” means, as of a specified date, the sum of (a) number of shares of Stock issued and outstanding and (b) the number of shares of Stock issuable pursuant to the exercise of any outstanding, pre-funded warrants to acquire shares of Stock for a nominal exercise price.
“Parent” means a “parent corporation” with respect to the Company, as defined in Section 424(e) of the Code.
“Participant” means an individual who is eligible, as determined pursuant to Section 3, and who has complied with the provisions of Section 4.
“Purchase Period” means a period of time specified within an Offering, as determined by the Administrator in accordance with Section 2.
“Sale Event” means (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group acting in concert, (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company or (v) the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.
“Stock” means the Series A Common Stock, par value $0.00001 per share, of the Company, subject to adjustments pursuant to Section 17.
“Subsidiary” means a “subsidiary corporation” with respect to the Company, as defined in Section 424(f) of the Code.
12.   Rights on Termination of Employment.   Unless otherwise required by applicable law, if a Participant’s employment terminates for any reason before the Exercise Date for any Offering, such Participant’s participation in the Plan will terminate immediately and no payroll deductions will be taken from any pay due and owing to the Participant on or after the termination date. The balance in the Participant’s account will be paid to such Participant or, in the case of such Participant’s death, to the Participant’s legal heirs. An employee will be deemed to have terminated employment, for this purpose, if the corporation that employs such employee, having been a Designated Company, ceases to be an Affiliate or a Subsidiary, or if the employee is transferred to any corporation other than the Company or a Designated Company. An employee will not be deemed to have terminated employment for this purpose, if the employee is on an approved leave of absence for military service or sickness or for any other purpose approved by the Company, if the employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise provides in writing.
If a Participant transfers employment from the Company or any Designated Company participating in the 423 Component to any Designated Company participating in the Non-423 Component, such transfer will not be treated as a termination of employment, but the Participant will immediately cease to participate in the 423 Component; however, any contributions made for the Offering in which such transfer occurs will be transferred to the Non-423 Component, and such Participant will immediately join the then-current Offering under the Non-423 Component upon the same terms and conditions in effect for the Participant’s participation in the 423 Component, except for such modifications otherwise applicable for Participants in such Offering. A Participant who transfers employment from any Designated Company participating in the Non-423 Component to the Company or any Designated Company participating in the 423 Component will not be treated as terminating the Participant’s employment and will remain a Participant in the Non-423 Component until the earlier of (i) the end of the current Offering under the Non-423 Component or (ii) the Offering Date of the first Offering in which the Participant is eligible to participate following such transfer. Notwithstanding the foregoing, the Administrator may establish different rules to govern transfers of employment between companies participating in the 423 Component and the Non-423 Component, consistent with the applicable requirements of Section 423 of the Code.
13.   Special Rules and Sub-Plans.   Notwithstanding any provision to the contrary in this Plan, the Administrator may adopt such special rules or sub-plans relating to the operation and administration of the Plan to accommodate local laws, customs and procedures for jurisdictions in which the Plan is offered, the terms of which sub-plans may take precedence over other provisions of this Plan, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan will govern the operation of such sub-plan. To the extent inconsistent with the requirements of Section 423 of the Code, any such sub-plan will be considered part of a Non-423 Offering, and Options granted thereunder will not be required by the terms of the Plan to comply with Section 423 of the Code. Without limiting the generality of the foregoing, the Administrator is authorized to adopt sub-plans for particular jurisdictions that modify or supplement the terms of the Plan to meet applicable local requirements, customs or procedures regarding, without limitation, (i) eligibility to participate, (ii) the definition of Compensation, (iii) the dates and duration of Offerings or Purchase Periods or other periods during which Participants may make payroll deductions to purchase of shares of Stock, (iv) the method of determining the Option Price and the discount from Fair

Market Value at which shares of Stock may be purchased, (v) any minimum or maximum amount of payroll deductions a Participant may make in an Offering, Purchase Period or other specified period under the applicable sub-plan, (vi) the treatment of Options upon a Sale Event or a change in capitalization of the Company, (vii) the handling of payroll deductions, (viii) establishment of bank or trust accounts to hold payroll deductions, (ix) payment of interest, (x) conversion of local currency, (xi) obligations to pay payroll tax, (xii) determination of beneficiary designation requirements, (xiii) withholding procedures and (xiv) handling of share issuances.
14.   Optionees Not Stockholders.   Neither the granting of an Option to a Participant nor the deductions from a Participant’s pay or other contributions will result in such Participant becoming a holder of the shares of Stock covered by an Option under the Plan until such shares of Stock have been purchased by and issued to the Participant.
15.   Rights Not Transferable.   Rights under the Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during the Participant’s lifetime only by the Participant.
16.   Application of Funds.   All funds received or held by the Company under the Plan may be combined with other corporate funds and may be used for any corporate purpose, unless otherwise required under applicable law.
17.   Adjustment in Case of Changes Affecting Stock.   In the event of a subdivision of outstanding shares of Stock, the payment of a dividend in Stock or any other change affecting the Stock, the number of shares approved for the Plan and any other share limitations in the Plan shall be equitably or proportionately adjusted to give proper effect to such event. In the case of and subject to the consummation of a Sale Event, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan or to facilitate such transactions or events:
(a)   To provide for either (i) termination of any outstanding Option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such Option had such Option been currently exercisable or (ii) the replacement of such outstanding Option with other options or property selected by the Administrator in its sole discretion.
(b)   To provide that the outstanding Options under the Plan will be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or will be substituted for similar options covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices.
(c)   To make adjustments in the number and type of shares of Stock (or other securities or property) subject to outstanding Options under the Plan and/or in the terms and conditions of outstanding Options and Options that may be granted in the future.
(d)   To provide that the Offering with respect to which an Option relates will be shortened by setting a New Exercise Date on which such Offering will end. The New Exercise Date will occur before the date of the Sale Event. The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant’s Option has been changed to the New Exercise Date and that the Participant’s Option will be exercised automatically on the New Exercise Date, unless the Participant has withdrawn from the Offering in advance of the New Exercise Date as provided in Section 7 hereof.
(e)   To provide that all outstanding Options shall terminate without being exercised and all amounts in the accounts of Participants shall be promptly refunded.
18.   Section 409A.   The 423 Component of the Plan and the Options granted pursuant to Offerings thereunder are intended to be exempt from the application of Section 409A of the Code. Neither the Non‑423 Component nor any Option granted pursuant to an Offering thereunder is intended to constitute or provide for “nonqualified deferred compensation” within the meaning of Section 409A of the Code. Notwithstanding any provision of the Plan to the contrary, if the Administrator determines that any Option granted under the Plan is or may be or become subject to Section 409A of the Code or that any provision of the Plan may cause an Option granted under the Plan to be or become subject to Section 409A of the Code, the Administrator may adopt such amendments to the Plan and/or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions as the Administrator determines are necessary or appropriate to avoid the imposition of taxes under Section 409A of the Code. The Company makes no representation that the Options granted pursuant to the Plan will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such Option. Participants will be solely responsible for the payment of any taxes and penalties incurred under Section 409A.
19.   Amendment of the Plan.   The Board may at any time and from time to time amend the Plan in any respect, except that without the approval within 12 months of such Board action by the stockholders, no amendment may be made increasing the number of shares of Stock approved for issuance under the Plan or making any other change that would require stockholder approval in order for the 423 Component of the Plan, as amended, to qualify as an “employee stock purchase plan” under Section 423(b) of the Code, as determined by the Administrator.
20.   Insufficient Shares.   If the total number of shares of Stock that would otherwise be purchased on any Exercise Date plus the number of shares of Stock purchased under previous Offerings under the Plan exceeds the maximum number of shares of Stock issuable under the Plan, the shares then available shall be apportioned among Participants in proportion to the amount of payroll deductions accumulated on behalf of each Participant that would otherwise be used to purchase shares of Stock on such Exercise Date.
21.   Termination of the Plan.   The Plan may be terminated at any time by the Board. Upon termination of the Plan, all amounts in the accounts of Participants shall be promptly refunded.
22.   Governmental Regulations.   The Company’s obligation to sell and deliver shares of Stock under the Plan is subject to obtaining all governmental approvals required in connection with the authorization, issuance or sale of such Stock.
23.   Governing Law.   This Plan and all Options and actions taken thereunder shall be governed by, and construed in accordance with, the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts, without regard to conflict of law principles.
24.   Issuance of Shares.   Shares may be issued upon exercise of an Option from authorized but unissued Stock, from shares held in the treasury of the Company or from any other proper source.
25.   Tax Withholding.   Participation in the Plan is subject to any applicable U.S. and non-U.S. federal, state or local tax withholding requirements on income the Participant realizes in connection with the Plan. Each Participant agrees, by entering the Plan, that the Company or any Subsidiary or Affiliate may, but will not be obligated to, withhold from a Participant’s wages, salary or other compensation at any time the amount necessary for the Company or any Subsidiary or Affiliate to meet applicable withholding obligations, including any withholding required to make available to the Company or any Subsidiary or Affiliate any tax deductions or benefits attributable to the sale or disposition of Stock by such Participant. In addition, the Company or any Subsidiary or Affiliate may, but will not be obligated to, withhold from the proceeds of the sale of Stock or use any other method of withholding that the Company or any Subsidiary or Affiliate deems appropriate to the extent permitted by U.S. Treasury Regulation Section 1.423-2(f) with respect to the 423 Component. The Company will not be required to issue any shares of Stock under the Plan until such obligations are satisfied.
26.   Notification Upon Sale of Shares Under the 423 Component.   Each Participant who is subject to tax in the United States and participates in the 423 Component agrees, by entering the Plan, to give the Company prompt notice of any disposition of shares of Stock purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased or within one year after the date such shares were purchased.

27.   Effective Date.   This Plan will become effective on the Effective Date, subject to prior stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation and applicable stock exchange rules.
28.   Equal Rights and Privileges.   Notwithstanding any provision of the Plan to the contrary and in accordance with Section 423 of the Code, all eligible employees who are granted Options under the 423 Component shall have the same rights and privileges.
29.   No Right to Continued Service.   None of the Plan, participation in any Offering, or any compensation paid hereunder will confer on any Participant the right to continue as an employee or in any other capacity.
DATE APPROVED BY BOARD OF DIRECTORS:
DATE APPROVED BY STOCKHOLDERS:

Annex M
[TO COME]

N-1

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers.
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. CGC’s Articles provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. Additionally, CGC agreed to indemnify and hold harmless the Sponsor and its directors, officers, employees, principals, managers, partners, members, shareholders, equity holders, control persons, affiliates, agents, advisors, consultants and representatives against claims arising out of or relating to the IPO or CGC’s operations or conduct of CGC’s business or any claim against any of the Sponsor, members and managers and representatives of the Sponsor (collectively, “Sponsor Indemnitees”) alleging any expressed or implied management or endorsement by Sponsor Indemnitees of any of CGC’s activities or any express or implied association between Sponsor Indemnitees, on the one hand, and CGC or any of its other affiliates, on the other hand.
CGC’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination.
CGC’s indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling CGC pursuant to the foregoing provisions, CGC has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 21.   Exhibits and Financial Statement Schedules.
(a)   The following exhibits are filed as part of this registration statement:
Exhibit No.	Description
2.1†	Business Combination Agreement, dated as of December 17, 2025, by and among Cartesian Growth Corporation III, Fenway MS, Inc., and Factorial Inc. (included as Annex A to this proxy statement/prospectus).
3.1	Cartesian Growth Corporation III Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to Cartesian’s Current Report on Form 8-K (File No. 001-42629), filed with the SEC on May 7, 2025).
3.2	Form of Factorial Holdings, Inc. Amended and Restated Charter (included as Annex I to this proxy statement/prospectus)
3.3	Form of Factorial Holdings, Inc. Amended and Restated Bylaws (included as Annex J to this proxy statement/prospectus).

Exhibit No.	Description
3.4	Form of Certificate of Domestication of Cartesian Growth Corporation III.
4.1	Specimen Series A Common Stock Certificate of Factorial Holdings, Inc.
4.2	Warrant Agreement, dated May 1, 2025, between Cartesian Growth Corporation III and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Cartesian’s Current Report on Form 8-K (File No. 001-42629), filed with the SEC on May 7, 2025).
5.1**	Opinion of Greenberg Traurig, LLP.
8.1**	Opinion of Greenberg Traurig, LLP regarding U.S. federal income tax matters.
8.2**	Opinion of Maples and Calder regarding Cayman Islands tax matters.
8.3**	Opinion of Goodwin Procter LLP regarding U.S. federal income tax matters.
10.1	Letter Agreement, dated May 1, 2025, between Cartesian Growth Corporation III and CGC III Sponsor LLC (incorporated by reference to Exhibit 10.1 to Cartesian’s Current Report on Form 8-K (File No. 001-42629), filed with the SEC on May 7, 2025).
10.2	Letter Agreement, dated May 1, 2025, between Cartesian Growth Corporation III, CGC III Sponsor DirectorCo LLC and each director and executive officer of Cartesian Growth Corporation III (incorporated by reference to Exhibit 10.2 to Cartesian’s Current Report on Form 8-K (File No. 001-42629), filed with the SEC on May 7, 2025).
10.3	Investment Management Trust Agreement, dated May 1, 2025, between Cartesian Growth Corporation III and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 10.3 to Cartesian’s Current Report on Form 8-K (File No. 001-42629), filed with the SEC on May 7, 2025).
10.4	Registration Rights Agreement, dated May 1, 2025, among Cartesian Growth Corporation III and the other shareholders party thereto (incorporated by reference to Exhibit 10.4 to Cartesian’s Current Report on Form 8-K (File No. 001-42629), filed with the SEC on May 7, 2025).
10.5	Private Placement Warrants Purchase Agreement, dated May 1, 2025, between Cartesian Growth Corporation III and CGC III Sponsor LLC (incorporated by reference to Exhibit 10.5 to Cartesian’s Current Report on Form 8-K (File No. 001-42629), filed with the SEC on May 7, 2025).
10.6	Private Placement Warrants Purchase Agreement, dated May 1, 2025, between Cartesian Growth Corporation III and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 10.6 to Cartesian’s Current Report on Form 8-K (File No. 001-42629), filed with the SEC on May 7, 2025).
10.7	Administrative Services Agreement, dated May 1, 2025, between Cartesian Growth Corporation III and CGC III Sponsor LLC (incorporated by reference to Exhibit 10.7 to Cartesian’s Current Report on Form 8-K (File No. 001-42629), filed with the SEC on May 7, 2025).
10.8	Sponsor Support Agreement, dated December 17, 2025, by and among Cartesian Growth Corporation III, CGC III Sponsor LLC and Factorial Inc. (included as Annex B to this proxy statement/prospectus).
10.9	Factorial Support Agreement, dated December 17, 2025, by and among Cartesian Growth Corporation III, Factorial Inc., and certain stockholders of Factorial Inc. (included as Annex C to this proxy statement/prospectus).
10.10	Form of Investor Stock Purchase Agreement, dated December 17, 2025, by and between Cartesian Growth Corporation III and each PIPE Investor (included as Annex E to this proxy statement/prospectus).
10.11	Form of Non-Redemption Agreement (included as Annex F to this proxy statement/prospectus).

Exhibit No.	Description
10.12†	Form of Amended and Restated Registration Rights Agreement (included as Annex H to this proxy statement/prospectus).
10.13+	Form of 2026 Equity Incentive Plan of Factorial Holdings, Inc. (included as Annex K to this proxy statement/prospectus).
10.14+	Form of 2026 Employee Stock Purchase Plan of Factorial Holdings, Inc. (included as Annex L to this proxy statement/prospectus).
10.15+	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.8 to Cartesian’s Current Report on Form 8-K (File No. 001-42629), filed with the SEC on May 7, 2025).
10.17**+	Form of Employment Agreement by and between the Registrant and Siyu Huang.
10.18**+	Form of Employment Agreement by and between the Registrant and Alex Yu.
10.19**†#	Collaboration Agreement, dated August 1, 2025, by and between Factorial Inc. and FCA US LLC
10.20**†#	Common Development Agreement, dated November 26, 2021, by and between Factorial Inc. and Mercedes-Benz Research & Development North America, Inc., as amended by that certain Amendment #1, dated August 1, 2025.
10.21**†#	Joint Development Agreement, dated August 20, 2021, by and between Factorial Inc. and Hyundai Motor Company.
23.1**	Consent of CBIZ CPAs P.C.
23.2**	Consent of RSM US LLP.
23.3**	Consent of Greenberg Traurig, LLP (included within Exhibit 5.1).
23.4**	Consent of Greenberg Traurig, LLP (included within Exhibit 8.1).
23.5**	Consent of Maples and Calder (included within Exhibit 8.2).
23.6**	Consent of Goodwin Procter LLP (included within Exhibit 8.3).
24.1**	Power of Attorney (included on the signature pages hereto).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
107**	Calculation of Registration Fee Table.

*
Filed herewith.

**
To be filed by amendment.

+
Denotes management contract or compensatory plan or arrangement.

†
Certain schedules and similar attachments to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted schedules and similar attachments to the SEC upon its request.

#
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K because the registrant has determined they are not material and is the type of information that the registrant treats as private or confidential.

Item 22.   Undertakings.
(a)
The undersigned registrant hereby undertakes as follows:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)
That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of [•], State of [•].
Date: [•], 2026	CARTESIAN GROWTH CORPORATION III
By:
		Name:	Peter Yu
		Title:	Chairman and Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints [Peter Yu], [•] and [•], and each or any of them, her or his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.
Signature	Title	Date
[•]	Chairman and Chief Executive Officer (Principal Executive Officer)	[•], 2026
[•]	Chief Financial Officer (Principal Financial and Accounting Officer)	[•], 2026
[•]	Chief Legal Officer	[•], 2026
[•]	Director	[•], 2026
[•]	Director	[•], 2026
[•]	Director	[•], 2026

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Co-Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Billerica, Commonwealth of Massachusetts.
Date: [•], 2026	FACTORIAL INC.
By:
		Name:	Siyu Huang
		Title:	Co-founder, Chief Executive Officer and Director
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Siyu Huang, Richard Wei and Jason Duva, and each or any of them, her or his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons on behalf of the Co-Registrant and in the capacities and on the dates indicated.
Signature	Title	Date
Siyu Huang	Co-founder, Chief Executive Officer and Director (Principal Executive Officer)	[•], 2026
Richard Wei	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	[•], 2026
Alex Yu	Co-Founder, Chief Technical Officer and Director	[•], 2026
Joseph M. Taylor	Executive Chairperson	[•], 2026
Michael Bly	Director	[•], 2026
Uwe Keller	Director	[•], 2026
Liad Meidar	Director	[•], 2026
Praveen Sahay	Director	[•], 2026

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Cartesian Growth Corporation III, has signed this registration statement or amendment thereto in the City of [•], State of [•], on [•], 2026
By:
	Name:	Peter Yu
	Title:	Chairman and Chief Executive Officer